   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2003
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 20-F

(Mark One)
   [X]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
           THE SECURITIES EXCHANGE ACT OF 1934

                                  OR

   [ ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE FISCAL YEAR ENDED

                                  OR


   [ ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM           TO

                         COMMISSION FILE NUMBER:
                             ---------------------
                       SHINHAN FINANCIAL GROUP CO., LTD.
             (Exact name of registrant as specified in its charter)

                         N/A                                           THE REPUBLIC OF KOREA
             (Translation of registrant's                          (Jurisdiction of incorporation
                  name into English)                                      or organization)

                             ---------------------
                        120, 2-GA, TAEPYUNG-RO, JUNG-GU
                              SEOUL 100-102, KOREA
                    (Address of principal executive offices)
                             ---------------------
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                 TITLE OF EACH CLASS:                        NAME OF EACH EXCHANGE ON WHICH REGISTERED:
                 --------------------                        ------------------------------------------
     Common stock, par value Won 5,000 per share*                     New York Stock Exchange
              American depositary shares                              New York Stock Exchange

---------------

* Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:
                                      NONE

     INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE LAST FULL FISCAL YEAR COVERED BY THIS ANNUAL REPORT:

                AS OF DECEMBER 31, 2002, THERE WERE OUTSTANDING:
      292,361,125 SHARES OF COMMON STOCK, PAR VALUE OF WON 5,000 PER SHARE

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS) AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS:

                          Yes  [ ]               No  [X]

INDICATE BY CHECK MARK WHICH FINANCIAL STATEMENT ITEM THE REGISTRANT HAS ELECTED
                                   TO FOLLOW:

                       Item 17  [ ]          Item 18  [X]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
EXPLANATORY NOTE.......................................................    3
CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION........    3
FORWARD LOOKING STATEMENTS.............................................    3
Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......    5
             Directors and Senior Management...........................    5
             Advisers..................................................    6
             Auditors..................................................    6
Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.....................    6
Item 3.    KEY INFORMATION.............................................    7
             Selected Financial Data of Shinhan Financial Group........    7
             Selected Financial Data of Chohung Bank...................   12
             Exchange Rates............................................   15
             Listing on the New York Stock Exchange....................   16
             Risk Factors..............................................   17
Item 4.    INFORMATION ON THE COMPANY..................................   39
             History and Development of Shinhan Financial Group........   39
             Our Acquisition of Chohung Bank...........................   43
             Unaudited Pro Forma Combined Financial Data...............   51
             Business Overview of Shinhan Financial Group..............   59
             Business Overview of Chohung Bank.........................   82
             Description of Assets and Liabilities.....................  102
             Supervision and Regulation................................  195
             Properties................................................  215
Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS................  216
             Overview..................................................  216
             Shinhan Financial Group...................................  218
             Chohung Bank..............................................  266
Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................  308
             Directors and Senior Management...........................  308
             Compensation..............................................  311
             Board Practices...........................................  311
             Employees.................................................  312
             Share Ownership...........................................  312
Item 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........  314
             Major Shareholders........................................  314
             Related Party Transactions................................  315
Item 8.    FINANCIAL INFORMATION.......................................  315
             Consolidated Financial Statements and Other Financial
             Information...............................................  315
Item 9.    THE OFFER AND LISTING.......................................  317
             Market Price Information and Trading Market...............  317
             Markets...................................................  318
Item 10.   ADDITIONAL INFORMATION......................................  324
             Articles of Incorporation.................................  324

                                                                         PAGE
                                                                         ----
             Exchange Controls.........................................  332
             Taxation..................................................  335
             Statement by Experts......................................  341
             Documents on Display......................................  341
Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
           RISK........................................................  341
Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......  341
               Description of American Depositary Receipts.............  341
               Description of Bonds with Warrants......................  349
Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............  350
Item 14.   MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS.............................................  350
Item 15.   CONTROLS AND PROCEDURES.....................................  350
Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT............................  350
Item 16B.  CODE OF ETHICS..............................................  350
Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES......................  350
Item 17.   FINANCIAL STATEMENTS........................................  350
Item 18.   FINANCIAL STATEMENTS........................................  350
Item 19.   EXHIBITS....................................................  351

                                EXPLANATORY NOTE

     On August 19, 2003, we acquired 80.04% of the outstanding common shares of Chohung Bank. We will not combine or merge the operations of Chohung Bank with those of our other bank subsidiary, Shinhan Bank, for a period of three years following the acquisition. While we will prepare consolidated financial statements including Chohung Bank as of and for the year ended December 31, 2003, there are currently no consolidated financial statements available reflecting our operations and those of Chohung Bank. Accordingly, except where the text expressly states or the context otherwise requires, we have presented information about Chohung Bank separately from information about the rest of our group.

        CERTAIN DEFINED TERMS, CONVENTIONS AND CURRENCY OF PRESENTATION

     All references to "Korea" or the "Republic" contained in this document mean The Republic of Korea. All references to the "government" mean the government of The Republic of Korea. The "Financial Supervisory Service" is the executive body of the "Financial Supervisory Commission". References to "MOFE" are to the Ministry of Finance and Economy. The terms "we," "us" and "our" mean Shinhan Financial Group Co., Ltd. ("Shinhan Financial Group") and/or its consolidated subsidiaries as the context requires or unless the context otherwise requires. The terms "Shinhan", "SFG" or the "Group" mean Shinhan Financial Group and/or its consolidated subsidiaries but excludes Chohung Bank as the context requires or unless the context otherwise requires. The terms "Shinhan Bank" and "SHB" refer to Shinhan Bank on a nonconsolidated basis, unless otherwise specified or the context otherwise requires. The terms "Chohung Bank","Chohung" and "CHB" refer to Chohung Bank on a consolidated basis, unless otherwise specified or the context otherwise requires.

     Our fiscal year ends on December 31 of each year. All references to a particular year are to the year ended December 31 of that year.

     In this document, unless otherwise indicated, all references to "Won" or "W" are to the currency of the Republic, and all references to "U.S. Dollars", "Dollars", "$" or "US$" are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at W1,186.30 to US$1.00, which was the noon buying rate in The City of New York for cable transfers in Won per US$1.00 as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 2002. On September 12, 2003, the Noon Buying Rate was W1,174.00 = US$1.00. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

     Unless otherwise indicated, the financial information presented in this document has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

                           FORWARD LOOKING STATEMENTS

     This document includes "forward-looking statements", as defined in Section 27A of the U.S. Securities Act, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the Group's expectations and projections for future operating performance and business prospects. The words "believe", "expect", "anticipate", "estimate", "project" and similar words used in connection with any discussion of future operating or financial performance of the Group, Chohung Bank or the Group and Chohung Bank combined or our acquisition of Chohung Bank identify forward-looking statements. In addition, all statements other than statements of historical facts included in this document are forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

This document discloses, under the caption "Item 3. Key Information -- Risk Factors" and elsewhere, important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements"). Included among the factors discussed under the caption "Item 3. Key Information -- Risk Factors" are the followings risks related to the businesses of the Group, Chohung Bank or both combined, which could cause actual results to differ materially from those described in the forward-looking statements: the risk of adverse impacts from an economic downturn; increased competition; market volatility in securities and derivatives markets, interest or foreign exchange rates or indices; other factors impacting our operational plans; or legislative or regulatory developments.

     We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this document.

     All subsequent written and oral forward-looking statements attributable the Group or persons acting on behalf the Group are expressly qualified in their entirety by the Cautionary Statements.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                        DIRECTORS AND SENIOR MANAGEMENT

     The names and positions of our directors and executive officers are set forth below. The business address of all of the directors and executive officers is our registered office at 120, 2-Ga Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea.

EXECUTIVE DIRECTORS

NAME                             POSITION
----                             --------
Eung Chan Ra...................  Chairman of the Board of Directors
Young Hwi Choi.................  President and Chief Executive Officer

NON-EXECUTIVE DIRECTORS

NAME                             POSITION
----                             --------
In Ho Lee......................  Non-Executive Director
Young Seok Choi................  Non-Executive Director; Executive Committee member;
                                 Audit Committee member
Jae Kun Yoo....................  Non-Executive Director
Young Soo Lee..................  Non-Executive Director
Myung Ho Kim...................  Outside Director; Executive Committee member
Pyung Joo Kim..................  Outside Director; Executive Committee member;
                                 Head of Risk Management Committee
Il Sup Kim.....................  Outside Director; Head of Audit Committee
Byung Hun Park.................  Outside Director; Executive Committee member
Moon Pil Oh....................  Outside Director; Executive Committee member;
                                 Risk Management Committee member
Kun Chi Kim....................  Outside Director
Pyung Jo Park..................  Outside Director; Audit Committee member
Young Chul Kwon................  Outside Director
Alain Penicaut.................  Outside Director; Risk Management Committee member

     Non-executive directors include outside directors, who are independent of major shareholders, affiliates and the management and who satisfies the requirements set forth under the Korea Securities and Exchange Act.

EXECUTIVE OFFICERS

     In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

NAME                             POSITION
----                             --------
Bhang Gil Choi.................  Senior Executive Vice President of Management Support Team
                                 and Treasury & Risk Management Team
Min Ky Han.....................  Senior Executive Vice President of General Services Team,
                                 Investor Relations Team and Public Relations Team
Youn Soo Song..................  Senior Executive Vice President of Strategy & Planning Team,
                                 Information & Technology Planning Team and Audit &
                                 Compliance Team
Chil Sun Hong..................  Senior Executive Vice President
Byung Jae Cho..................  Senior Executive Vice President

                                    ADVISERS

     Certain legal matters in connection with the American depositary shares will be passed upon for us by Simpson Thacher & Bartlett LLP, at 425 Lexington Avenue, New York, New York, our United States counsel, and by Kim & Chang, at Seyang Building, 223 Naeja-dong, Chongro-gu, Seoul, Korea, our Korean counsel.

                                    AUDITORS

     Our independent auditor for the consolidated financial statements prepared under accounting principles generally accepted in the United States of America (U.S. GAAP) for the years ended December 31, 2001 and 2002 was as follows.

NAME                                         ADDRESS               MEMBERSHIP IN PROFESSIONAL BODIES
----                             --------------------------------  ---------------------------------
PricewaterhouseCoopers.........  Kukje Center Building 15th Floor  Korean Institute of Certified
                                 191 Hangangro 2ga, Yongsan-gu,    Public Accountants
                                 Seoul, Korea

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

               SELECTED FINANCIAL DATA OF SHINHAN FINANCIAL GROUP

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA UNDER U.S. GAAP

     The selected consolidated financial data set forth below for the years ended December 31, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from the Group's consolidated financial statements which have been prepared in accordance with U.S. GAAP and audited by our independent auditors.

     You should read the following data with the more detailed information contained in "Item 5. Operating and Financial Review and Prospects -- Shinhan Financial Group" and our consolidated financial statements included herein. Historical results do not necessarily predict the future.

  CONSOLIDATED INCOME STATEMENT DATA

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                  2001           2002         2002(1)
                                                              ------------   ------------   -----------
                                                              (IN BILLIONS OF WON AND MILLIONS OF US$,
                                                                    EXCEPT PER COMMON SHARE DATA)
Interest and dividend income................................    W  3,694       W  3,735       $ 3,149
Interest expense............................................       2,439          2,305         1,943
                                                                --------       --------       -------
  Net interest income.......................................       1,255          1,430         1,206
Provision for loan losses...................................         411            236           199
Provision for guarantees and acceptances....................          (6)            10             8
Noninterest income..........................................         632          1,037           874
Noninterest expense.........................................         828          1,302         1,097
Income tax expense..........................................         223            320           270
Minority interest...........................................          (1)            10             9
Extraordinary gain and cumulative effect of
  changes in accounting principle, net of tax(2)............          64             --            --
                                                                --------       --------       -------
  Net income................................................    W    496       W    589       $   497
                                                                ========       ========       =======
Net income per common shares (in currency unit):
  Net income -- basic(3)....................................    W  1,948       W  2,246       $  1.89
  Net income -- diluted(4)..................................       1,663          2,243          1.89
Weighted average common shares outstanding-basic (in
  thousands of common shares)...............................     254,680        262,480
Weighted average common shares outstanding-diluted (in
  thousands of common shares)...............................     299,215        262,812

---------------

Notes:
(1) Won amounts are expressed in U.S. dollars at the rate of W1,186.30 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

(2) Includes W(196) million of cumulative effect of accounting change, net of tax in 2001.

(3) Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(4) Diluted earnings per share is computed in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. We have three categories of potentially dilutive common shares: (i) shares issuable on exercise of stock option, (ii) shares issuable on bond with warrants and
    (iii) shares issuable on conversion of preferred shares.

  CONSOLIDATED BALANCE SHEET DATA

                                                                         AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001           2002          2002(1)
                                                              -----------    -----------    -----------
                                                              (IN BILLIONS OF WON AND MILLIONS OF US$)
ASSETS
Cash and cash equivalents...................................    W   580        W   282        $   238
Restricted cash.............................................        678          1,365          1,151
Interest-bearing deposits in banks..........................        255            125            105
Call loans and securities purchased under resale
  agreements................................................      1,816            576            485
Trading assets:
  Trading securities........................................        858            926            780
  Derivatives assets........................................         98            139            118
Securities:
  Available-for-sale securities.............................      7,087          8,737          7,365
  Held-to-maturity securities...............................      6,038          4,408          3,715
Loans (net of allowance for loan losses of W720 billion in
  2001 and W996 billion in 2002)............................     32,997         44,139         37,208
Customers' liability on acceptances.........................      1,566            928            782
Premises and equipment, net.................................        530            828            698
Goodwill and intangible assets..............................          4            219            185
Security deposits...........................................        390            466            393
Other assets................................................      2,205          1,648          1,389
                                                                -------        -------        -------
     Total assets...........................................    W55,102        W64,786        $54,612
                                                                =======        =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
  Interest-bearing..........................................    W31,036        W35,886        $30,250
  Non-interest-bearing......................................      1,184          1,163            980
Trading liabilities.........................................        119            131            111
Acceptances outstanding.....................................      1,566            928            782
Short-term borrowings.......................................      5,759          6,994          5,896
Secured borrowings..........................................      4,088          4,706          3,967
Long-term debt..............................................      4,876          8,235          6,941
Accrued expenses and other liabilities......................      3,562          3,193          2,692
                                                                -------        -------        -------
     Total liabilities......................................     52,190         61,236         51,619
                                                                -------        -------        -------
Minority interest...........................................          2            288            243
STOCKHOLDERS' EQUITY:
Common stock................................................      1,462          1,462          1,232
Additional paid-in capital..................................      1,041          1,048            884
Retained earnings...........................................        638          1,077            908
Accumulated other comprehensive income, net of taxes........        164             70             59
Less: treasury stock, at cost...............................       (395)          (395)          (333)
                                                                -------        -------        -------
     Total stockholders' equity.............................      2,910          3,262          2,750
                                                                -------        -------        -------
     Total liabilities, minority interest and stockholders'
       equity...............................................    W55,102        W64,786        $54,612
                                                                =======        =======        =======

---------------

Note:
(1) Won amounts are expressed in U.S. dollars at the rate of W1,186.30 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

  DIVIDENDS

                                                         YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------
                                             1998(1)   1999(1)   2000(1)   2001(2)   2002(3)
                                             -------   -------   -------   -------   -------
                                                     (IN WON AND US$, EXCEPT RATIOS)
U.S. GAAP:
Cash dividends per common share:(4)(5)
  In Korean Won............................     N/A       N/A       N/A      W750      W600
  In U.S. dollars(6).......................     N/A       N/A       N/A     $0.63     $0.51
Stock dividends per common share(4)(5).....      --        --        --        --        --
KOREAN GAAP:
Cash dividends per common share:(7)
  In Korean Won............................    W150      W400      W750      W600      W600
  In U.S. dollars(6).......................   $0.13     $0.34     $0.63     $0.51     $0.51
  Dividend ratio(8)........................    3.00%     8.00%    15.00%    12.00%    12.00%
Stock dividends per common share(7)........      --        --        --        --        --

N/A = not available.
---------------

Notes:

(1) Represents dividends declared on common stock of Shinhan Bank for the periods indicated.
(2) Under U.S. GAAP, represents dividends declared on common stock of Shinhan Financial Group for the year ended December 31, 2000. Under Korean GAAP, represents dividends declared on common stock of Shinhan Bank for the year ended December 31, 2001.
(3) Represents dividends declared on common stock of Shinhan Financial Group for the year ended December 31, 2002.
(4) Represents dividends declared on common stock of Shinhan Financial Group in 2001 and 2002.
(5) U.S. GAAP requires that dividends be recorded in the period in which they are declared and paid rather than the period to which they relate as is the case under Korean GAAP unless these are the same.
(6) Won amounts are expressed in U.S. dollars at the rate of W1,186.30 per US$1.00. The Noon Buying Rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.
(7) Represents dividends declared on common stock of Shinhan Bank for 1998, 1999 and 2000 and represents dividends declared on common stock of Shinhan Financial Group in 2001 and 2002. In connection with our holding company restructuring in 2001, common stock of Shinhan Bank was exchanged for common stock of Shinhan Financial Group on a 1:1 ratio.
(8) Dividends declared and paid as a percentage of par value of W5,000 per share.

SELECTED STATISTICAL INFORMATION

  PROFITABILITY RATIOS

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2002
                                                              -----   -----
                                                              (PERCENTAGES)
Net income as a percentage of:
  Average total assets(1)...................................   0.94%   0.94%
  Average stockholders' equity(1)...........................  16.14   15.99
Dividend payout ratio(2)....................................  38.91   25.59
Net interest spread(3)......................................   2.28    2.39
Net interest margin(4)......................................   2.66    2.58
Efficiency ratio(5).........................................  43.88   52.78
Cost-to-average assets ratio(6).............................   1.57    2.08
Average stockholders' equity as a percentage of average
  total assets..............................................   5.84    5.89

---------------

Notes:

(1) Average balances are based on (a) daily balances for Shinhan Bank and Jeju Bank and (b) quarterly balances for other subsidiaries.
(2) Represents the ratio of total dividends declared on common stock as a percentage of net income.
(3) Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.
(4) Represents the ratio of net interest income to average interest-earning assets.
(5) Represents the ratio of noninterest expense to the sum of net interest income and noninterest income.
(6) Represents the ratio of noninterest expense to average total assets.

  ASSET QUALITY RATIOS

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Total loans.................................................   W33,665     W45,052
Total allowance for loan losses.............................       720         996
Allowance for loan losses as a percentage of total loans....      2.14%       2.21%
Total non-performing loans(1)...............................   W   530     W   518
Non-performing loans as a percentage of total loans.........      1.57%       1.15%
Non-performing loans as a percentage of total assets........      0.96%       0.80%
Impaired loans(2)...........................................   W 1,492     W 1,263
Allowance for impaired loans(3).............................       385         480
Impaired loans as a percentage of total loans...............      4.43%       2.80%
Allowance for impaired loans as a percentage of impaired
  loans.....................................................     25.80%      38.00%

---------------

Notes:

(1) Non-performing loans are defined as those loans, both corporate and consumer, which are past due more than 90 days.
(2) Impaired loans include non-performing loans and other impaired loans, such as potential problem loans.
(3) Allowance for loan losses established in respect of impaired loans only.

  CAPITAL RATIOS

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
                                                                 (PERCENTAGES)
Requisite capital ratio(1)..................................   134.43%    130.93%
Total capital adequacy ratio for Shinhan Bank(2)............    11.99      10.92
  Tier I capital adequacy ratio(2)..........................     8.24       6.81
  Tier II capital adequacy ratio(2).........................     3.75       4.11
Adjusted equity capital ratio of Shinhan Card(3)............      N/A      10.86

---------------

N/A = not applicable.

Notes:

(1) We were restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Financial Holding
    Companies -- Capital Adequacy"). This computation is based on our consolidated financial statements in accordance with Korean GAAP.

(2) Shinhan Bank comprises 89.7% of our total assets as of December 31, 2002. Shinhan Bank's capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2001 were recalculated using these revised guidelines. Under these guidelines, Shinhan Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank's total capital adequacy ratio as of December 31, 2001 and 2002 were 12.02% and 10.91%, respectively. This computation is based on the bank's consolidated financial statements prepared in accordance with Korean GAAP. See "Item 4. Information on the Company -- Supervision and
    Regulation -- Regulations Applicable to Banks -- Capital Adequacy."

(3) Represents the ratio of total adjusted shareholders' equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card, which was established on June 4, 2002, is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card's nonconsolidated financial statements prepared in accordance with Korean GAAP.

                    SELECTED FINANCIAL DATA OF CHOHUNG BANK

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA UNDER U.S. GAAP

     The selected consolidated financial data set forth below for the years ended December 31, 2001 and 2002 and as of December 31, 2001 and 2002 have been derived from Chohung Bank's consolidated financial statements which have been prepared in accordance with U.S. GAAP and audited by Chohung Bank's independent auditors.

     You should read the following data with the more detailed information contained in "Item 5. Operating and Financial Review and Prospects -- Chohung Bank" and Chohung Bank's consolidated financial statements included herein. Historical results do not necessarily predict the future.

  CONSOLIDATED INCOME STATEMENT DATA

                                                                      YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------
                                                                 2001           2002         2002(1)
                                                             ------------   ------------   ------------
                                                              (IN BILLIONS OF WON AND MILLIONS OF US$,
                                                                   EXCEPT PER COMMON SHARE DATA)
Interest and dividend income...............................    W  4,007       W  4,151       $  3,499
Interest expense...........................................       2,344          2,105          1,774
                                                               --------       --------       --------
  Net interest income......................................       1,663          2,046          1,725
Provision for loan losses..................................         553          1,384          1,167
Provision for guarantees and acceptances...................        (134)           (55)           (47)
Noninterest income.........................................         843            772            651
Noninterest expense........................................         986          1,256          1,060
Income tax expense.........................................         362             75             63
Minority interest..........................................           3              5              4
Cumulative effect of changes in accounting principle, net
  of taxes(2)..............................................          (1)            --             --
                                                               --------       --------       --------
  Net income...............................................    W    735       W    153       $    129
                                                               ========       ========       ========
Net income per common share (in currency unit):
  Net income -- basic(3)...................................    W  1,125       W    228       $   0.19
  Net income -- diluted(4).................................       1,125            228           0.19
Weighted average common shares outstanding-basic (in
  thousands of common shares)..............................     653,833        673,609
Weighted average common shares outstanding-diluted (in
  thousands of common shares)..............................     653,833        673,615

---------------

Notes:
(1) Won amounts are expressed in U.S. Dollars at the rate of W1,186.30 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

(2) Includes a negative amount of W655 million of cumulative effect of accounting change, net of tax in 2001.

(3) Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares issued and outstanding for the period.

(4) Diluted earnings per share is computed in a manner consistent with that of basic earnings per share, while giving effect to the potential dilution that could occur if convertible securities, options or other contracts to issue common stock were converted into or exercised for common stock. Chohung Bank has two categories of potentially dilutive common shares: (i) shares issuable on exercise of stock option and (ii) shares issuable on bonds with warrants.

  CONSOLIDATED BALANCE SHEET DATA

                                                                         AS OF DECEMBER 31,
                                                              -----------------------------------------
                                                                 2001           2002          2002(1)
                                                              -----------    -----------    -----------
                                                              (IN BILLIONS OF WON AND MILLIONS OF US$)
ASSETS
Cash and cash equivalents...................................    W 1,678        W 1,863        $ 1,570
Restricted cash.............................................        176          1,245          1,049
Interest-bearing deposits in banks..........................        196            177            149
Call loans and securities purchased under resale
  agreements................................................         96            466            393
Trading assets:
  Trading securities........................................      1,413          1,054            888
  Derivatives...............................................         69            140            118
Securities:
  Available-for-sale securities.............................     12,347          9,624          8,112
Loans (net of allowance for loan losses of W2,032 billion in
  2001 and W2,678 billion in 2002)..........................     33,474         43,437         36,615
Customers' liability on acceptances.........................      1,380          1,384          1,166
Premises and equipment, net.................................        722            693            584
Security deposits...........................................        426            460            388
Other assets................................................      2,922          3,459          2,919
                                                                -------        -------        -------
     Total assets...........................................    W54,899        W64,002        $53,951
                                                                =======        =======        =======
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits:
  Interest-bearing..........................................    W36,274        W42,371        $35,717
  Noninterest-bearing.......................................      1,648          1,903          1,604
Trading liabilities.........................................         26             83             70
Acceptances outstanding.....................................      1,380          1,384          1,166
Short-term borrowings.......................................      5,539          5,525          4,657
Secured borrowings..........................................      2,268          1,351          1,139
Long-term debt..............................................      3,281          6,461          5,446
Accrued expenses and other liabilities......................      3,315          3,534          2,982
                                                                -------        -------        -------
     Total liabilities......................................     53,731         62,612         52,781
                                                                -------        -------        -------
Minority interest...........................................         17             16             14
STOCKHOLDERS' EQUITY:
Common stock................................................      3,395          3,396          2,862
Additional paid-in capital..................................      1,729          1,722          1,451
Accumulated deficit.........................................     (4,069)        (3,925)        (3,309)
Accumulated other comprehensive income, net of taxes........        223            181            152
Treasury stock, at cost.....................................       (127)            --             --
                                                                -------        -------        -------
     Total stockholders' equity.............................      1,151          1,374          1,156
                                                                -------        -------        -------
     Total liabilities, minority interest and stockholders'
       equity...............................................    W54,899        W64,002        $53,951
                                                                =======        =======        =======

---------------

Note:
(1) Won amounts are expressed in U.S. Dollars at the rate of W1,186.30 to US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

SELECTED STATISTICAL INFORMATION

  PROFITABILITY RATIOS

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2002
                                                              -----   -----
                                                              (PERCENTAGES)
Net income as a percentage of:
  Average total assets(1)...................................   1.39%   0.25%
  Average stockholders' equity(2)...........................  96.25   10.72
Dividend payout ratio(3)....................................   0.00    0.00
Net interest spread(4)......................................   3.44    3.57
Net interest margin(5)......................................   3.55    3.72
Efficiency ratio(6).........................................  40.84   50.46
Cost-to-average assets ratio(7).............................   1.88    2.27
Average stockholders' equity as a percentage of average
  total assets..............................................   1.44    2.33

---------------

Notes:
(1) Average balances are based upon (a) daily balances for Chohung Bank and its overseas subsidiaries and (b) quarterly balances for domestic subsidiaries including Chohung Investment Trust Management and special purpose entities for Chohung Bank's asset securitization.

(2) Average balances are based upon quarterly balances.

(3) Represents the ratio of total dividends declared on common stock as a percentage of net income.

(4) Represents the difference between the yield on average interest-earning assets and cost of average interest-bearing liabilities.

(5) Represents the ratio of net interest income to average interest-earning assets.

(6) Represents the ratio of noninterest expense to the sum of net interest income and noninterest income.

(7) Represents the ratio of noninterest expense to average total assets.

  ASSET QUALITY RATIOS

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                2001        2002
                                                              --------    --------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
Total loans.................................................  W35,462     W46,030
Total allowance for loan losses.............................    2,032       2,678
Allowance for loan losses as a percentage of total loans....     5.73%       5.82%
Total non-performing loans(1)...............................  W 1,047     W 1,109
Non-performing loans as a percentage of total loans.........     2.95%       2.41%
Non-performing loans as a percentage of total assets........     1.91%       1.73%
Impaired loans(2)...........................................  W 3,216     W 2,403
Allowance for impaired loans(3).............................    1,303       1,199
Impaired loans as a percentage of total corporate loans.....    14.93%       9.67%
Allowance for impaired loans as a percentage of impaired
  loans.....................................................    40.52%      49.90%

---------------

Notes:
(1) Non-performing loans are defined as those loans, both corporate and consumer, which are past due more than 90 days.
(2) Impaired loans include non-performing loans and other impaired loans, such as potential problem loans.
(3) Allowance for loan losses established in respect of impaired loans only.

  CAPITAL RATIOS(1)

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                               2001         2002
                                                              -------      ------
                                                                 (PERCENTAGES)
Total capital adequacy ratio for Chohung Bank...............   10.43%       8.66%
  Tier I capital adequacy ratio.............................    5.91        4.61
  Tier II capital adequacy ratio............................    4.52        4.05

---------------

Note:

(1) Chohung Bank's capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised in 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. Under these guidelines, Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Chohung Bank's total capital adequacy ratio as of December 31, 2002 was 8.64%. This computation is based on the bank's consolidated financial statements prepared in accordance with Korean GAAP. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks -- Capital Adequacy."

                                 EXCHANGE RATES

     The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

YEAR ENDED DECEMBER 31,                          AT END OF PERIOD   AVERAGE(1)     HIGH       LOW
-----------------------                          ----------------   ----------   --------   --------
                                                                  (WON PER US$1.00)
1998...........................................      1,206.00        1,401.00    1,812.00   1,196.00
1999...........................................      1,136.00        1,189.80    1,243.00   1,125.00
2000...........................................      1,267.00        1,130.90    1,267.00   1,105.50
2001...........................................      1,313.50        1,292.00    1,369.00   1,234.00
2002...........................................      1,186.30        1,250.40    1,332.00   1,160.60
2003 (through September 11)....................      1,174.00        1,195.98    1,262.00   1,164.00
  January......................................      1,165.00        1,176.45    1,197.30   1,164.60
  February.....................................      1,193.70        1,190.37    1,206.00   1,173.00
  March........................................      1,252.00        1,237.20    1,260.00   1,184.60
  April........................................      1,215.50        1,231.10    1,262.00   1,204.00
  May..........................................      1,210.00        1,201.23    1,217.00   1,192.00
  June.........................................      1,196.00        1,194.14    1,203.00   1,185.00
  July.........................................      1,181.00        1,181.16    1,192.00   1,176.30
  August.......................................      1,175.00        1,178.60    1,187.90   1,168.00
  September (through September 12).............      1,174.00        1,173.54    1,178.00   1,170.00

---------------

Note:

(1) The average of the Noon Buying Rates over the relevant period.

     We have translated certain amounts in Korean Won, which appear in this document, into dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated above, or at all. All translations from Won to dollars are based on the noon buying rate in effect on December 31, 2002, which was W1,186.30 to US$1.00. The exchange rates used for convenience translations differ from the actual rates used in the preparation of our consolidated financial statements.

                     LISTING ON THE NEW YORK STOCK EXCHANGE

     We are currently seeking the listing of our American depositary shares on the New York Stock Exchange and thereby become subject to, and comply with, U.S. securities laws and the rules of the New York Stock Exchange to establish and confirm that our corporate governance and management transparency are on par with international "best practice" standards. We believe the listing on the New York Stock Exchange will greatly enhance our corporate image as a leading financial institution in Northeast Asia.

     We are not raising any equity capital through our current listing on the New York Stock Exchange. Instead, this will create a parallel market for which our investors can buy and sell our equity securities. While our management currently does not have any concrete plans to raise funds through an offering of securities that will be listed on the New York Stock Exchange, we believe that listing on the New York Stock Exchange will also provide us with a broader investor base for us to obtain funding for our business growth in the future by enhancing our corporate profile in the international investor community.

     Pursuant to Korean laws and regulations, Shinhan Bank (which owns 10.22% of the Group's common shares as of June 30, 2003) is required to dispose of shares of our common stock, which it currently holds, by the end of August 2004. Following our listing on the New York Stock Exchange, we may, among other options, consider selling these shares by way of a registered offering of securities to be listed on the New York Stock Exchange.

                                  RISK FACTORS

     An investment in the American depositary shares representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this document, in evaluating us and our business.

RISKS RELATING TO OUR BANKING BUSINESS

 WE MAY NOT BE ABLE TO SUSTAIN THE RATE OF GROWTH IN OUR MORTGAGE AND HOME EQUITY LENDING.

     Over the past two years mortgage and home equity lending was the largest contributor to the growth of our lending business. The Group's mortgage and home equity lending grew from W2,376 billion at December 31, 2000 to W11,539 billion at December 31, 2002, while Chohung Bank's mortgage and home equity lending grew from W1,785 billion at December 31, 2000 to W7,167 billion at December 31, 2002. Such increase represents 53.3% of the overall increase in the Group's loan portfolio over that period and 35.7% of the overall increase in Chohung Bank's loan portfolio over that period. Of the Group's total consumer loan portfolio, 32.7%, 56.4% and 59.9%, respectively, was attributable to mortgage and home equity lending as of December 31, 2000, 2001 and 2002, and of Chohung Bank's total consumer loan portfolio, 21.5%, 28.7% and 33.8%, respectively, was attributable to mortgage and home equity lending as of December 31, 2000, 2001 and 2002. The volume of such lending is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets. There can be no assurance that these factors will support continued significant growth of our mortgage and home equity lending business.

 A DECLINE IN THE VALUE OF THE COLLATERAL SECURING OUR LOANS AND OUR INABILITY TO REALIZE FULL COLLATERAL VALUE MAY ADVERSELY AFFECT OUR CREDIT PORTFOLIO.

     Borrowers' houses, other real estate or securities secure substantial portions of our loans. As of December 31, 2002, the secured portion of Won-denominated loans of Shinhan Bank amounted to W19,709 billion, or 62.1% of such loans, and the secured portion of Won-denominated loans of Chohung Bank amounted to W14,462 billion, or 44.1% of such loans. No assurance can be given that the collateral value may not materially decline in the future. Until recently, it was the Group's general policy to lend up to 50%-70% of the appraised value of collateral, which appraisal value we believe was in general lower than the market value. Chohung Bank's policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the value of collateral published by the courts as recovered through court-approved auctions and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank's security interest. Chohung Bank believes such estimated recovery value of the collateral is in general lower than the market value. However, downturns in the real estate market as well as decreases in the value of securities collateral in the past have resulted at times in the principal amount of a number of loans exceeding the value of the underlying collateral. Declines in the value of securities and/or real estate prices in Korea that result in shortfalls in collateral values to loan amounts would require us to increase loan loss provisions and may have a material adverse effect on us. For a description of our collateral valuation policy, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Risk Management of Shinhan Financial Group -- Credit Evaluation and Approval -- Consumer Loans" and "Item 4. Information on the Company -- Business Overview of Chohung Bank -- Chohung Bank's Principal Activities -- Retail Banking Services -- Consumer Lending Activities".

     Foreclosure on collateral generally requires a written petition to a Korean court. Such application, when made, may be subject to delays and administrative requirements that may result in a decrease in the recovery value of such collateral. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral. In addition, there can be no assurance that we will be able to realize the full value on such collateral as a result of, among other factors, delays in foreclosure proceedings, defects in the perfection of collateral, fraudulent transfers by borrowers and general declines in collateral value as large numbers of properties are placed in the market.

 WE HAVE SIGNIFICANT EXPOSURE TO SK GLOBAL, WHICH IS EXPERIENCING FINANCIAL DIFFICULTIES THAT IT CONCEALED THROUGH ACCOUNTING IRREGULARITIES AND WHICH IS IN A WORKOUT PROGRAM. IF THIS PROGRAM IS NOT SATISFACTORILY RESOLVED, IT MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

     As of December 31, 2002, our total exposure (both the Group and Chohung Bank combined) outstanding to SK Global alone was W1,020 billion, or 0.8% of our total exposure, consisting of W738 billion in loans, W24 billion in debt securities and W258 billion in guarantees and acceptances. Of our total loans outstanding to SK Global, W71 billion was secured for which we made no allowance for loan losses. For the remaining unsecured loans of W667 billion, we made allowance for loan losses of W338 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W111 billion. The value of our debt securities exposure of W24 billion in securities to SK Global reflects the impairment loss of W23 billion we recognized during the year ended December 31, 2002, which we believe is other than temporary.

     In the first quarter of 2003, accounting irregularities were discovered at SK Global to which most commercial banks in Korea, including ourselves, have substantial exposure. These irregularities had concealed the weak financial condition of SK Global over a period of several years. In March 2003, the principal creditor banks of SK Global acknowledged that SK Global is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Global until June 18, 2003.

     In June 2003, the domestic creditors of SK Global agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by providing cash in the amount of approximately 30% of the outstanding loans, which we did not participate in. In addition, in July 2003, the domestic creditors' committee and the steering committee of the overseas creditors of SK Global agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as incentives which will be in the form of bonds with warrants. The cash payment shall be repaid in four installments of 40% on December 31, 2003, 30% on March 31, 2004, 20% on June 30, 2004 and 10% on
September 30, 2004. Depending on whether the approval rate of all the foreign creditors is 95% or more, between 90 to 95% or between 80 to 90%, the amount of the incentives will be 5%, 4% or 3% of the total outstanding credit as of March 11, 2003. The bonds with warrants, which warrants can be exercised in 2005, will be due in 2007, without any interest, and will be repaid in a one-time payment.

     The agreement, which has been endorsed by the steering committee of overseas creditors, remains subject to each overseas creditors' approval. The steering committee of overseas creditors was originally required to obtain the approval from each overseas creditor and present a written statement of consent to the domestic creditors by mid-August 2003. The domestic creditors have since extended this deadline to September 17, 2003.

     Once finally approved by the overseas creditors, domestic creditors are expected to finalize the detailed terms of the workout program, which will, among other things, require SK Corporation, the major shareholder of SK Global and the creditors of SK Global participating in the workout program to convert approximately W2.4 trillion in principal amount of total debt into equity securities, consisting of common shares, redeemable preferred shares and convertible bonds, of SK Global, after writing off substantially all of pre-existing equity securities. While the workout program may also call for additional restructuring of surviving debt, including extension of maturity and reduction of interest rates, the detailed terms are expected to be finalized by the end of 2003.

     Both the Group and Chohung Bank have decided to participate in the workout program. We believe that participation in the workout program will eventually yield more than the 30% cash buyout proposed for dissenting domestic creditors. At this time, it is difficult to predict how much of our loans to SK Global will be converted into what percentage of equity securities of SK Global or whether our loans to SK Global will be subject to additional restructuring including extension of maturities and reduction of interest rates.

     In reaching our conclusion with respect to the appropriate level of our allowance for loan losses for SK Global, we took into account the results of discounted cash flow analyses and also considered discussions as to the future prospects of SK Global that took place at the domestic creditors' meetings and our discussion with SK Global in connection with the determination of specific loan loss allowances for unsecured loan balance and exposures. These discounted cash flow analyses took into account certain assumptions including, among other things, those related to SK Global's future business revenues, the level of conversion of debt to equity (including the conversion of debt owing to SK Corporation, SK Global's largest shareholder) and the extent of a foreign creditor cash buyout. With respect to secured debt, we did not make any allowance for loan losses as they are fully secured by real estate property and the externally appraised value of the collateral significantly exceeds the balance of these loans. Based on the foregoing analyses, we believe that the level of provision raised with respect to our exposure to SK Global is appropriate. However, the financial condition of SK global is complex and the ultimate resolution of the workout program is subject to decisions of other creditors and external factors affecting the business of SK Global, the resolution of which is not certain and is beyond our control. Accordingly, while we believe we have taken these uncertainties into account in establishing the level of reserves with respect to our SK Global exposure, there is a risk that the losses could be greater than anticipated and such increased losses could have a material adverse effect on our results of operations.

     We also have exposures to other companies belonging to the SK Group. As of December 31, 2002, our total exposure outstanding to Segae Trading Co. was W4 billion, consisting of W3 billion in loans and W1 billion in equity securities. For the loans, we have made an allowance for loan losses of W1 billion. In addition, as of December 31, 2002, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W152 billion, or 0.1% of our total exposure, consisting of W24 billion in loans, W1 billion in equity securities, W19 billion in debt securities and W108 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W484 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Global and Segae Trading Co.

     For a more detailed discussion of our exposure to the SK Group as of December 31, 2002, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Loans -- Loan Concentrations -- Exposures to SK Group Companies".

 WE MAY EXPERIENCE A FURTHER DETERIORATION OF THE CREDIT QUALITY OF OUR CREDIT CARD AND OTHER CONSUMER LENDING PORTFOLIOS.

     In recent years credit card and other consumer lending, including lending to small unincorporated businesses, in Korea have experienced significant growth as a result of government policies and a greater focus on these sectors by commercial banks and credit card companies. This growth, however, has led to industry-wide declines in overall credit quality, with increased delinquencies, provisions and charge-offs, as a result of, among other things, weak economic conditions as well as an increase in unemployment. The unemployment rate in Korea has increased from 2.8% as of June 30, 2002 to 3.3% as of June 30, 2003.

     Our total consumer portfolio is comprised of three principal product types, namely mortgages and home equity loans, credit cards and other consumer loans (which include principally unsecured consumer loans). Over the past two years, the amount of the Group's total consumer loans accounted for on a nonaccrual basis increased from W228 billion to W469 billion, including, most significantly, W169 billion in 2000 and W358 billion in 2002 relating to the increase in nonaccrual loans specific to the credit card portfolio. The amount of credit card loans has increased from W1,570 billion as of December 31, 2000 to W2,763 billion as of December 31, 2002, resulting in the Group's ratio of nonaccrual loans to the total credit card loans to have also increased from 10.8%to 13.0%. In addition, the Group's other consumer loans have increased from W3,330 billion as of December 31, 2000 to W4,962 billion as of December 31, 2002. This increase in lending has brought increasing delinquencies in this portion of our portfolio. Over the past two years, the amount of Chohung Bank's total consumer loans accounted for on a nonaccrual basis increased from W766 billion as of December 31, 2000 to W3,269 billion as of December 31, 2002, including, most significantly, an increase from W664 billion as of December 31, 2000 and W2,860 billion as of December 31, 2002 relating to the increase in nonaccrual loans specific to the credit card and other consumer lending portfolios. The amount of loans in the credit card and other consumer lending portfolios has increased from W6,532 billion as of December 31, 2000 to W14,009 billion as of December 31, 2002, resulting in Chohung Bank's ratio of nonaccrual loans in these specific portfolios to the total credit card and other consumer lending portfolios to have also increased from 10.2% to 20.4%. Loans are placed on nonaccrual status when payments of interest and/or principal become past due by one day. The credit card and other consumer loan sectors continue to experience credit quality problems and there can be no assurance that a continuation of these problems will not have a material adverse effect on our results of operations.

 GOVERNMENT REGULATION OF OUR CONSUMER AND CREDIT CARD OPERATIONS HAS INCREASED SIGNIFICANTLY WHICH MAY MATERIALLY AND ADVERSELY AFFECT OUR CREDIT CARD AND CONSUMER OPERATIONS.

     Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. In March 2002, the Financial Supervisory Commission of Korea imposed sanctions, ranging from warnings and administrative fines to partial business suspensions, on substantially all Korean credit card issuers as a result of alleged unlawful or unfair practices discovered during its industry-wide inspection. In March 2002, Chohung Bank was given a warning by the Financial Supervisory Commission for issuing credit cards to underaged customers. In late 2002, the Korean government enacted a number of changes to the laws governing the reporting by credit card issuers. In particular, the Financial Supervisory Commission and the Financial Supervisory Service began to apply, and then subsequently increased, the minimum allowance required, stated as a certain percentage of outstanding balance, under the rules and guidelines issued by the Financial Supervisory Commission and the Financial Supervisory Service. This calculation is performed on a Korean GAAP basis and does not affect our U.S. GAAP provisioning policy. See "Item 5. Operating and Financial Review and Prospects -- Shinhan Financial Group -- Reconciliation with Korean Generally Accepted Accounting Principles". In addition, the Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances (determined on a Korean GAAP basis), as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. As of December 31, 2002, Shinhan Card's adjusted equity capital ratio was 10.86% and its delinquency ratio (as reported to the Financial Supervisory Service) was 5.2%.

     In the consumer loan sector, the Korean government enacted a number of changes to laws governing retail lending volumes, including the lowering of maximum loan-to-value ratio of mortgage and home equity loans to 60%, and in certain cases to 50%. We believe that the Korean government will continue to announce regulatory changes restricting the growth of consumer loans, in particular, mortgage and home equity lending.

     These regulations may significantly reduce the level of credit card accounts and mortgage and home equity loans that may be made in the future. The growth and profitability of our consumer lending and credit card operations may suffer materially as a result of these enforcement activities and regulations and proposed regulations.

 WE INTEND TO EXPAND OUR EXPOSURE TO SMALL- AND MEDIUM-SIZED ENTERPRISES TO INCLUDE SMALLER ENTERPRISES, AND THIS EXPANSION MAY RESULT IN A DETERIORATION OF OUR ASSET QUALITY TO THIS SEGMENT AND HAVE AN ADVERSE IMPACT ON US.

     The Group's loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree increased from W10,898 billion as of December 31, 2000 to W11,690 billion as of December 31, 2001 and to W

14,649 billion as of December 31, 2002. These balances represent 39.1%, 34.7% and 32.5%, respectively, of the Group's total loan portfolio as of December 31, 2000, 2001 and 2002. For a definition of small- and medium-sized enterprises, see "Item 4. Information on the Company -- Business Overview of Shinhan Financial Group -- Our Principal Activities -- Corporate Banking
Services -- Small- and medium-sized Enterprises Division". Non-performing loans to small- and medium-enterprises as described above were W222 billion as of both December 31, 2000 and 2001 and W159 billion as of December 31, 2002, representing 2.04%, 1.90% and 1.09% of the Group's total loans to small- and medium-sized enterprises as of December 31, 2000, 2001 and 2002. Chohung Bank's loans to small- and medium-sized enterprises meeting the definition of such enterprises under the Basic Act of Small- and Medium-Sized Enterprises and its Presidential Decree increased from W10,070 billion as of December 31, 2000 to W10,592 billion as of December 31, 2001 and to W15,084 billion as of December 31, 2002. These balances represent 44.5%, 49.2% and 60.7%, respectively, of Chohung Bank's total corporate loan portfolio as of December 31, 2000, 2001 and 2002. Non-performing loans to small- and medium-enterprises as described above were W442 billion as of December 31, 2000, W219 billion as of December 31, 2001 and W249 billion as of December 31, 2002, representing 4.4%, 2.1% and 1.7% of Chohung Bank's total corporate loans to small-and medium-sized enterprises as of December 31, 2000, 2001 and 2002.

     The small- and medium-sized enterprise business is currently the focus of intense competition among large commercial banks and the opportunities for us to expand our business with more established small- and medium-sized enterprises have been reduced. As a result, an integral part of our small- and medium-sized enterprise lending business focus is to maintain the growth and profitability of our loans to small- and medium-sized enterprises by selectively increasing our customer base to include relatively smaller enterprises. We believe that lending to these customers presents a significant opportunity for growth but will also increase our credit risk exposure relative to our existing customers in this segment. Financial difficulties experienced by our small- and medium-sized enterprises, and our less established customers in particular, may have an adverse impact on us.

 FUTURE FINANCIAL DIFFICULTIES OF CHAEBOLS MAY ADVERSELY AFFECT THE CREDIT QUALITY OF OUR SMALL- AND MEDIUM-SIZED ENTERPRISE CUSTOMERS WHO SERVE CHAEBOLS.

     Many of the more established small- and medium-sized enterprises, which have been a key focus of our corporate banking activities, have close business relationships with chaebols, primarily as suppliers. Financial difficulties encountered by such chaebols would be likely to adversely impact the financial condition of such small- and medium-sized enterprises and the quality of our credit exposure to these customers.

 WE HAVE EXPOSURE TO THE LARGEST KOREAN COMMERCIAL CONGLOMERATES, KNOWN AS "CHAEBOLS", AND, AS A RESULT, RECENT AND ANY FUTURE FINANCIAL DIFFICULTIES OF CHAEBOLS MAY HAVE AN ADVERSE IMPACT ON US.

     As a result of the unfavorable financial and economic conditions in Korea, a number of chaebols have experienced and continue to experience financial difficulties. We have significant exposure to chaebols and large corporate borrowers. Of the Group's twenty largest corporate exposures as of December 31, 2002, eight are companies that are members of the thirty largest chaebols in Korea. Of Chohung Bank's twenty largest corporate exposures as of December 31, 2002, six are companies that are members of the thirty largest chaebols in Korea. If the quality of the exposures extended by us to chaebols declines, we would require additional loan loss provisions in respect of loans and would record impairment losses in respect of securities, which would adversely affect our financial condition, results of operations and capital adequacy.

     In particular, we have significant exposures to a number of former Hyundai Group companies, Daewoo Group companies and Ssangyong Group companies, a number of which have been experiencing financial difficulties.

     In 2001, creditor financial institutions of several former Hyundai Group companies, including Hynix Semiconductor, Hyundai Engineering & Construction, Hyundai Petrochemical, Inchon Oil Refinery and Hyundai Merchant Marine, agreed to provide financial assistance to these companies by way of additional loans, extensions of maturities of various outstanding payment obligations, debt-to-equity swap transactions, guarantees of overseas borrowings and injections of additional capital. In addition, restructuring procedures under the new Corporate Restructuring Promotion Act were commenced in respect of Hynix Semiconductor and Hyundai Petrochemical. As of December 31, 2002, the Group had total exposure outstanding to Hyundai Merchant Marine, Hyundai Petrochemical, Hynix Semiconductor, Inchon Oil Refinery and Hyundai Engineering & Construction of W108 billion, W97 billion, W28 billion, W54 billion and W35 billion, respectively, including W9 billion and W26 billion of securities of Hyundai Petrochemical and Hyundai Engineering & Construction, respectively. As of December 31, 2002, the Group raised allowance for loan losses of W45 billion, W13 billion, W14 billion and W34 billion in respect of Hyundai Merchant Marine, Hyundai Petrochemical, Hynix Semiconductor and Inchon Oil Refinery, respectively. Substantially no allowance for loan losses were raised with respect to our loans and guarantees and acceptances outstanding to Hyundai Engineering & Construction. As of December 31, 2002, Chohung Bank had total exposure outstanding to Hyundai Merchant Marine, Hyundai Petrochemical, Hynix Semiconductor, Inchon Oil Refinery and Hyundai Engineering & Construction of W370 billion, W17 billion, W518 billion, W78 billion and W86 billion, respectively, including W7 billion, W78 billion and W129 billion of securities of Hyundai Petrochemical, Hyundai Engineering & Construction and Hynix Semiconductor, respectively. As of December 31, 2002, Chohung Bank made allowance for loan losses of W103 billion, W1 billion, W42 billion and W323 billion in respect of Hyundai Merchant Marine, Hyundai Petrochemical, Inchon Oil Refinery and Hynix Semiconductor, respectively.

     In May 1997, in connection with the financing of US$850 million for the construction of a fabrication plant in Eugene, Oregon of Hyundai Semiconductor America, Hyundai Heavy Industries, Hyundai Merchant Marine and Hyundai Corporation entered into a group support agreement to unconditionally, irrevocably and jointly and severally guarantee the obligations of Hynix Semiconductor. This transaction resulted in a creation of joint and several obligations of these three companies in favor of the creditors of Hynix Semiconductor in the amount of US$850 million, of which US$842 million is currently outstanding, subject to scheduled repayment. Hynix Semiconductor's failure to perform its obligations under this transaction will trigger this obligation and will give rise to significant liquidity problems and capital requirements for these three companies, further resulting in asset quality deterioration of our total exposure outstanding to these three companies.

     In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, ten member companies of the Ssangyong Group assumed in the aggregate W1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990's. Several of the Ssangyong Group companies, including Ssangyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors. In particular, Chohung Bank is the largest creditor to Ssangyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group companies. As of December 31, 2002, our total exposure to Ssangyong Corporation (including its overseas offices in the United States, Japan and Singapore) and Ssangyong Cement Industrial amounted to W408 billion and W245 billion, respectively. Of our total loans and guarantees and acceptances to the Ssangyong Group, W523 billion was classified as impaired. As of December 31, 2002, allowances with respect to our loans and guarantees and acceptances to Ssangyong Corporation and Ssangyong Cement Industrial were W104 billion and W43 billion, respectively.

     The financial condition of the former Daewoo Group, which was one of the largest chaebols in Korea, has deteriorated over the past several years. In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors (acquired by Daewoo Motor in
1998). Currently, many of these companies either are subject to liquidation proceedings or have been liquidated, are under workouts or corporate reorganization proceedings, have been split up into more than one company or are looking for purchasers. As of December 31, 2002, our total exposure to the former members of the Daewoo Group was W517 billion, including exposures to Ssangyong Motors, Daewoo Electronics Corp., Daewoo Shipbuilding & Marine Engineering and Daewoo Electronics Service of W117 billion, W79 billion, W57 billion and W56 billion, respectively. Of our total loans and guarantees and acceptances to the Daewoo Group companies, including Ssangyong Motors, Daewoo Electronics Service, Daewoo Motor, Daewoo Telecom and Daewoo Capital, W210 billion were classified as impaired, for which we made an aggregate allowance for loan losses and guarantees and acceptances of W124 billion.

     No assurance can be given that our allowance for loan losses with respect to our exposures to these companies will be sufficient to adequately cover any losses arising from this arrangement. In addition, there can be no assurance that other companies of the former Hyundai Group, to which we have outstanding exposures, do not have additional contingent or other obligations outstanding in favor of Hynix Semiconductor, which may have a material adverse effect on such companies and us. The foregoing may result in a material adverse effect on our financial condition and results of operations. We cannot assure you that the allowances we have established against our exposures to the former Hyundai Group, Daewoo Group and Ssangyong Group companies will be sufficient to cover all future losses arising from these exposures. In addition, with respect to those companies that are in or in the future enter into workout or liquidation proceedings, we may not be able to make any recoveries against such companies. We may, therefore, experience future losses with respect to those loans, which may have a material adverse impact on us.

 DEVELOPMENTS ADVERSELY AFFECTING THE BUSINESS AND LIQUIDITY OF CREDIT CARD COMPANIES IN KOREA MAY RESULT IN LOSSES IN RESPECT OF OUR EXPOSURE TO SUCH COMPANIES.

     Recent adverse developments in the credit card industry such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors' perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to raise financing through issuances of debt securities. For example, according to a press release issued by the Financial Supervisory Commission, the average industry-wide delinquency ratio (defined as ratio of credit card balances that are delinquent for more than 30 days over total outstanding balances) of credit card companies in Korea was approximately 9.5% as of June 30, 2003, showing a 290 basis points increase compared to 6.6% as of December 31, 2002. As a result, Korean credit card companies have been experiencing significant financial and liquidity difficulties. As of December 31, 2002, the total corporate debt securities (including commercial paper and asset-backed securities) issued and outstanding by Korean credit card companies were reported to be approximately W89 trillion. As of the same date, the Group held debt securities issued by credit card companies (including through asset-backed securitization) in the aggregate principal amount of W1,106 billion in our investment portfolio. As of the same date, Chohung Bank held debt securities issued by credit card companies (including through asset-backed securitization) with a book value of W322 billion in Chohung Bank's investment portfolio.

     In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

     - a request by the government for credit card companies to effect capital increase in the aggregate amount of W4.6 trillion, as part of their self-rescue efforts;

     - banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

     - investment trust companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are scheduled to mature by June 2003; and

     - with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W5.6 trillion to purchase such debt securities from investment trust companies.

     Pursuant to the above measures, the Group, at the holding company level, injected new capital of W100 billion in the form of subordinated debt into Shinhan Card in April 2003 and plans to inject an additional W100 billion in the second half of 2003. In addition, the Group agreed to extend the maturities of the W436 billion of credit card company debt securities that the Group held in April 2003 or that have become due in June 2003 (including W426 billion of such debt securities we transferred from the Group's trust accounts to the Group's bank accounts). Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for the Group to purchase was approximately W263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W177 billion of loans and debt securities of credit card companies that it held in April 2003 or that have become due in June 2003. Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for Chohung Bank to purchase was approximately W183 billion, all of which were repaid as of July 31, 2003. See also "-- The Korean government may encourage lending to and investment in certain types of borrowers in furtherance of government initiatives, and we may take this factor into account".

     As of December 31, 2002, the Group had outstanding loans outstanding to credit card companies in the aggregate principal amount of W490 billion (including W450 billion to Kookmin Card). As of December 31, 2002, Chohung Bank had outstanding loans to credit card companies in the aggregate principal amount of W416 billion (including W311 billion to Kookmin Card). These are considered performing in accordance with our internal credit rating methodology and therefore we have not recognized a specific loan loss allowance against these. See "Item 4. Information on the Company -- Description of Assets and
Liabilities -- Loans -- Loan Concentrations -- Exposures to the Credit Card Industry". To the extent that financial and liquidity difficulties experienced by credit card companies are not resolved on a timely basis, the asset quality of our exposure to credit card companies may become significantly impaired, resulting in losses that are materially adverse to our financial condition and results of operations.

 WE HAVE EXPOSURE TO COMPANIES THAT ARE CURRENTLY OR MAY IN THE FUTURE BE PUT IN RESTRUCTURING, AND WE MAY SUFFER LOSSES AS A RESULT OF ADDITIONAL LOAN LOSS PROVISIONS REQUIRED AND/OR THE ADOPTION OF RESTRUCTURING PLANS WITH WHICH WE DO NOT AGREE.

     As of December 31, 2002, the Group's total loans and guarantees and acceptances to companies that were under troubled debt restructurings amounted to W410 billion or 0.83% of the Group's total loans and guarantees and acceptances. As of the same date, the Group's allowances for losses on these loans and guarantees and acceptances amounted to W145 billion, or 35.37% of these loans. As of December 31, 2002, Chohung Bank's total loans and guarantees and acceptances to companies that were in restructuring amounted to W1,657 billion or 3.3% of Chohung Bank's total loans and guarantees and acceptances. As of the same date, Chohung Bank's allowances for losses on these loans and guarantees and acceptances amounted to W802 billion, or 48.4% of these loans and guarantees and acceptances. These allowances may not be sufficient to cover all future losses arising from our exposure to these companies. Furthermore, in the event that any of our borrowers become subject to corporate restructuring procedures, we may be forced to restructure our credits pursuant to restructuring plans approved by other creditor financial institutions holding 75% or more of the total outstanding debt (and 75% or more of the total outstanding secured debt, if the restructuring plan includes the restructuring of existing secured debt) of the borrower, or to dispose of our credits to other creditors on unfavorable terms.

 ANY DETERIORATION IN THE ASSET QUALITY OF OUR GUARANTEES AND ACCEPTANCES WILL LIKELY HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     In the normal course of our banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Guarantees are recorded as off-balance sheet items in the footnotes to our financial statements and those guarantees that we have confirmed to make payments on become acceptances, which are recorded on the balance sheet. The Group had aggregate guarantees of W3,148 billion, and acceptances of W928 billion as of December 31, 2002. The Group provides an allowance for losses with respect to guarantees and acceptances as of each balance sheet date using the same criteria used for corporate loans except that no allowance is provided for those guarantees and acceptances that are not impaired. The Group provided allowances for losses of W40 billion in respect of the guarantees and W41 billion in respect of acceptances as of December 31, 2002. Chohung Bank had aggregate guarantees of W1,492 billion, and acceptances of W1,384 billion as of December 31, 2002. Chohung Bank provides an allowance for losses with respect to guarantees and acceptances as of each balance sheet date using the same criteria used for corporate loans. With respect to guarantees and acceptances that are not impaired, Chohung Bank provided allowance for loan losses of W15 billion as of December 31, 2002. In total, Chohung Bank provided allowances for losses of W66 billion in respect of the guarantees and W77 billion in respect of acceptances as of December 31, 2002. If we experience significant asset quality deterioration in our guarantees and acceptances exposure, no assurance can be given that such allowances will be sufficient to cover any actual losses resulting in respect of these liabilities or that the losses we incur on guarantees and acceptances will not be larger than those experienced on loans.

  IF CHOHUNG BANK IS REQUIRED TO REPURCHASE THE SUBSTANDARD OR BELOW LOANS THAT IT SOLD TO THE KOREA ASSET MANAGEMENT CORPORATION, CHOHUNG BANK MAY NEED TO RECOGNIZE LOSSES.

     In December 1997, in response to the financial difficulties faced by Korean financial institutions as a result of the severe economic deterioration in Korea, the Korean government required Korea Asset Management Corporation to purchase certain assets which were classified as substandard or below from Korean financial institutions at discounted prices. Chohung Bank has sold an aggregate of W1,883 billion substandard or below loans to Korea Asset Management Corporation in 1997, 1998 and 1999. Pursuant to the purchase agreement with Korea Asset Management Corporation, the purchase price of the substandard or below loans can be adjusted by Korea Asset Management Corporation following the sale based on a valuation of any underlying collateral or, for substandard or below loans relating to borrowers in restructuring proceedings, based on the value of their payments on the loans under the final restructuring plan. In addition, Korea Asset Management Corporation can require Chohung Bank to repurchase any substandard or below loan that Chohung Bank has sold to them in the event that certain criteria of the loan are not met. Chohung Bank may be required to repurchase any loan relating to a borrower that has applied to a court for restructuring or that is the subject of restructuring proceedings at the time of the sale to Korea Asset Management Corporation if a court rejects the application for restructuring, disapproves the restructuring plan or fails to approve the restructuring plan within two years of the sale. Chohung Bank may also be required to repurchase a loan if it is determined by a court that the borrower cannot meet the terms of the repayment schedule developed in the restructuring proceeding. The ability of Korea Asset Management Corporation to exercise its right to require Chohung Bank to repurchase loans sold is without expiration.

     Since Chohung Bank may be liable for the failure of debtors to pay when due, and where Chohung Bank may be required to repurchase loans in the event that they do not meet the purchase criteria specified in the agreements, Chohung Bank estimates a recourse liability as of each balance sheet date. As of December 31, 2002, the remaining loans for which Korea Asset Management Corporation has recourse amounted to W160 billion against which Chohung Bank had estimated a recourse liability of W66 billion.

     Chohung Bank is unable to predict when, if at all, it will be required to repurchase assets from the Korea Asset Management Corporation. If Chohung Bank is required to repurchase loans from the Korea Asset Management Corporation and recovers less on the loans than was estimated in determining the recourse liability, Chohung Bank will incur a loss. Any such loss could have a material adverse effect on Chohung Bank's results of operations and financial condition.

  CHOHUNG BANK'S FINANCIAL CONDITION MAY DETERIORATE AND MAY IMPACT ITS ABILITY TO MAINTAIN THE REQUIRED MINIMUM CAPITAL ADEQUACY RATIO.

     Pursuant to the capital adequacy guidelines issued by the Financial Supervisory Commission, which are derived from standards established by the Bank for International Settlements, commercial banks in Korea are required to maintain a minimum Tier I and Tier II capital adequacy ratio of 8% on a consolidated basis where Tier II capital may not be recognized over 100% of Tier I capital. Chohung Bank's Tier I and Tier II capital adequacy ratio as of December 31, 2002 was 8.66% and Chohung Bank's Tier I and Tier II capital adequacy ratio as of December 31, 2001 and 2000 was 10.43% and 9.78%, respectively.

     Subordinated debentures that qualify for Tier II capital treatment are subject to amortization (20% per annum) of such capital treatment commencing five years prior to the applicable maturity date of such debentures. See "Item
4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks -- Capital Adequacy." As of December 31, 2002, out of W1,607 billion outstanding balance of the subordinated debentures that qualify for Tier II (both upper and lower) capital treatment, W1,326 billion qualified for such capital treatment after amortization. All else being equal, including the exchange rate, the amount of such subordinated debentures currently existing that would qualify for Tier II capital treatment will be reduced to W1,100 billion and W873 billion by the end of 2003 and 2004, respectively, after amortization. Chohung Bank estimates that for every W100 billion decrease in subordinated debt as a result of such amortization, assuming that such amortized portion is not replaced, its capital adequacy ratio will decrease by approximately 0.24%. Chohung Bank intends to issue additional subordinated debentures that qualify for Tier II capital treatment. However, there can be no assurance that if Chohung Bank requires additional capital and issue additional subordinated debentures, it will be able to obtain such capital on favorable terms or at all.

     Beginning in 2002, the Financial Supervisory Commission adopted for Korean banks (including Chohung Bank) the changes adopted by the Bank for International Settlement in calculating capital adequacy ratios to take into account market risks relating to trading securities, foreign exchange and interest rate. In November 2002, the Financial Supervisory Commission revised the capital adequacy ratio calculation guidelines to increase the risk-weights for newly extended consumer loans secured by housing from 50% to (i) 60% if the credit of the borrower of such loans qualify under one of the two following categories and
(ii) 70% if the credit of the borrower of such loans qualify under both of the two following categories: (x) such loan is delinquent for 30 days or more or the cumulative number of days delinquent for the past one year amounts to 30 days or more; or (y) the debt-to-equity ratio (total credits over annual income) of a borrower of such a loan exceeds 250%. The revised guidelines apply to newly extended loans secured by housing starting from November 13, 2002. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks -- Capital Adequacy."

     The economic crisis in Korea beginning late 1997 has caused deteriorations of the capital levels and capital adequacy position of Chohung Bank. Increased non-performing loans have led to increases in the provisioning for loan losses and declines in the financial condition and the results of operations of Chohung Bank and, as a result have reduced the capital adequacy ratio of Chohung Bank. Any deterioration of the Korean economy as well as any further financial difficulties of Korean corporations or consumers is likely to erode the capital adequacy of Chohung Bank. In addition, deterioration in property and other collateral values may require Chohung Bank to add provisions which would further erode the capital adequacy of Chohung Bank.

     If a bank fails to maintain the required minimum capital adequacy ratios, the Financial Supervisory Commission may impose penalties ranging from a warning to a suspension or revocation of Chohung Bank's license. No assurance can be given that Chohung Bank's financial condition and other sources of capital will be sufficient to keep Chohung Bank's capital adequacy ratios above the minimum required amounts. Also, there can be no assurance that if Chohung Bank requires additional capital, it will be able to obtain such capital on favorable terms or at all. In addition, Chohung Bank's ability to obtain additional capital may be further restricted to the extent Korean banks and banks from other Asian countries are seeking to raise capital at the same time.

  THE LOSS OF DEPOSIT ACCOUNTS MAINTAINED BY KOREAN COURTS WITH CHOHUNG BANK MAY HAVE A MATERIAL ADVERSE EFFECT ON CHOHUNG BANK'S FINANCIAL POSITION AND RESULTS OF OPERATIONS.

     Chohung Bank believes that it holds the largest amount of deposits made by litigants and applicants in connection with legal proceedings in Korean courts or by persons involved in disputes. Although Chohung Bank has been involved in this business for more than forty years and has acquired certain competitive advantages and entry barriers in connection therewith, no assurance can be given that Chohung Bank will be able to maintain its competitiveness in this area. The Korean Supreme Court in 1994 opened to other banks the opportunity to establish new sub-branches or branches in newly opened court houses. The Supreme Court may open up competitive bidding to the entire network of sub-branches and branches taking court deposits. If the Supreme Court decides to select a bank for court deposits at all courts through competitive bidding, there can be no assurance that Chohung Bank will be selected. Because court deposits are a low-cost source of funding and Chohung Bank had total court deposits of W3,887 billion and W3,872 billion as of December 31, 2001 and December 31, 2002, respectively, which accounted for 10.7% and 9.2% of total Won deposits of Chohung Bank as of the same periods, the loss of such business would have a material adverse effect on Chohung Bank's financial condition and results of operations.

  ANY REQUIRED TRANSFERS FROM CHOHUNG BANK'S BANK ACCOUNTS TO COVER SHORTFALLS IN ITS GUARANTEED TRUST ACCOUNTS COULD HAVE A MATERIAL ADVERSE EFFECT ON CHOHUNG BANK'S RESULTS OF OPERATIONS.

     Under Korean law, assets held in a bank's trust accounts are segregated from other assets of such bank and are not available to satisfy the claims of the depositors or other creditors of such bank. In respect of certain trust account products, Chohung Bank guarantees the principal of the trust account and, in certain cases, a fixed rate of return. As of December 31, 2002 and June 30, 2003, Chohung Bank guaranteed principal of trust accounts in the aggregate amount of W1,146 billion and W1,112 billion, respectively. If income from such trust accounts is insufficient to pay the guaranteed amount, such deficiency is satisfied first from special reserves maintained in such trust accounts, then from the trust fees, and finally from funds transferred from Chohung Bank's bank accounts. Chohung Bank's obligation to be paid from the bank accounts to guaranteed trusts at their maturities were W21 billion and W58 billion in 2001 and 2002, respectively. There can be no assurance that Chohung Bank will not be required to make transfers from its bank accounts to such trust accounts in the future or that the amounts of such transfers will not be significantly greater in the future.

RISKS RELATING TO OUR STRATEGY

 IF WE ARE UNABLE TO ADEQUATELY UTILIZE OUR HOLDING COMPANY STRUCTURE TO REAP THE EXPECTED BENEFITS, OUR FUTURE EARNINGS AND THE PRICES OF OUR COMMON SHARES AND OUR AMERICAN DEPOSITARY SHARES MAY BE MATERIALLY ADVERSELY AFFECTED.

     We realigned our business structure as a financial holding company in September 2001. We have no prior experience operating in a holding company structure. The success of the holding company structure, which entailed the reorganization and integration of various activities and/or operations of our subsidiaries, depends in part on our ability to realize the anticipated synergies, growth opportunities and cost savings from coordinating and, in certain cases, combining the businesses of our subsidiaries. Our future earnings, as well as the future value of our common shares and our American depositary shares and our ability to compete effectively, may be materially and adversely affected should we fail to achieve the anticipated benefits from the holding company structure or should costs to achieve these benefits be higher than we expect.

     In particular, since each of our subsidiaries have operated independently within the financial holding company structure, the integration of the activities and/or operations of our subsidiaries is likely to require a significant amount of time, financial resources and management attention. To realize the anticipated benefits of the holding company structure, our management must implement a business plan that will effectively coordinate and/or combine activities and/or operations that are diverse in terms of management, compensation and business culture, as well as in terms of some of the products and services they offer and the regions and the customers they serve. If our management is not able to do so, we may not realize the anticipated benefits of the holding company structure on a timely basis, at levels we had expected or at all.

     For risks relating to our acquisition of Chohung Bank, see "-- Risks Relating to our Acquisition of Chohung Bank" below.

 AS A HOLDING COMPANY, WE ARE DEPENDANT ON RECEIVING DIVIDENDS FROM OUR SUBSIDIARIES IN ORDER TO PAY DIVIDENDS ON OUR COMMON SHARES.

     We are a financial holding company with no operating assets other than the shares of our subsidiaries. Our source of funding and cash flow is dividends from, or disposition of its interests in, our subsidiaries or our cash resources, most of which are currently the result of borrowings. Since our principal asset is the outstanding capital stock of Shinhan Bank and Chohung Bank, our ability to pay dividends on our common shares will mainly depend on dividend payments from Shinhan Bank and Chohung Bank.

     Dividend payments from Shinhan Bank and Chohung Bank to the holding company are subject to the Commercial Code of Korea, the Bank Act and to regulatory limitations, generally based on capital levels and retained earnings, imposed by the various regulatory agencies with authority over Shinhan Bank and Chohung Bank. As of December 31, 2002, Shinhan Bank could declare and pay W427 billion of dividends to us without the approval of regulatory authorities. The ability of Shinhan Bank to pay dividends, however, is always subject to regulatory restrictions if paying dividends would impair its nonconsolidated profitability, financial condition or other cash flow requirements, including:

     - Under the Commercial Code of Korea, dividends may only be paid out of distributable income, an amount which is calculated by subtracting the aggregate amount of a company's paid-in capital and certain mandatory legal reserves from its net assets, in each case as of the end of the prior fiscal year;

     - Under the Bank Act, a bank also is required to credit at least 10% of its net profit to a legal reserve each time it pays dividends on distributable income until such time when this reserve equals the amount of its total paid-in capital; and

     - Under the Bank Act and the requirements promulgated by the Financial Supervisory Commission, if a bank fails to meet its required capital adequacy ratio or otherwise subject to the management improvement measures imposed by the Financial Supervisory Commission, then the Financial Supervisory Commission may restrict the declaration and payment of dividend by such a bank.

     Although Shinhan Bank is considered "well-capitalized" under the Bank Act and the Financial Supervisory Commission requirements, we cannot assure you that Shinhan Bank will continue to meet the criteria under the regulatory guidelines, in which case it may stop paying or reduce the amount of dividends paid to us.

 WE MAY NEED TO RAISE ADDITIONAL CAPITAL, AND ADEQUATE FINANCING MAY NOT BE AVAILABLE TO US ON ACCEPTABLE TERMS, OR AT ALL.

     We may seek additional capital in the near future to fund the growth of our operations, including through mergers and acquisitions, to provide financial support for our subsidiaries, including funds needed to address liquidity difficulties experienced by our credit card subsidiary, to meet minimum regulatory capital adequacy ratios and to enhance our capital levels. We may not be able to obtain additional debt or equity financing, or if available, it may not be in amounts or on terms commercially acceptable to us, it may impose conditions on our ability to pay dividends or grow our business or it may impose restrictive financial covenants on us. If we are unable to obtain the funding we need, we may be unable to continue to implement our business strategy, enhance our financial products and services, take advantage of future opportunities or respond to competitive pressures, all of which could have a material adverse effect on our financial condition and results of operations.

 WE MAY NOT SUCCEED IN IMPROVING CUSTOMER SERVICE THROUGH THE INTRODUCTION OF PERFORMANCE-BASED COMPENSATION.

     Our ability to increase our market share in the retail, small- and medium-sized enterprise and credit card segments will depend in part upon our ability to attract and maintain customers through high-quality services. We intend to enhance the quality of our customer service by increasing employee performance measured against the level of customer satisfaction and customer response to our products and services and the quality of the assets and revenues generated. To do so, it may involve the introduction of performance-based compensation. Virtually all employees interfacing with the Group's customers are members of the Group's labor union subject to contracts that do not currently provide for performance-based compensation. To the extent we attempt to implement performance-based compensation, we may face strong resistance from our labor union. Failure of the union to accept or cooperate fully with our new programs may materially adversely affect the implementation of this aspect of our strategy.

RISKS RELATING TO OUR OTHER BUSINESSES

 WE MAY INCUR SIGNIFICANT LOSSES FROM OUR INVESTMENT AND, TO A LESSER EXTENT, TRADING ACTIVITIES DUE TO MARKET FLUCTUATIONS.

     We enter into and maintain large investment positions in the fixed income markets, primarily through our treasury and investment business. We describe these activities in "Item 4. Information on the Company -- Business Overview of Shinhan Financial Group -- Our Principal Activities -- Treasury and Securities Investment" and "Item 4. Information on the Company -- Business Overview of Chohung Bank -- Chohung Bank's Principal Activities -- Treasury and International Business"." We also maintain smaller trading positions, including securities and derivative financial instruments as part of our banking operations. In each of the product and business lines in which we enter into these kinds of positions, part of our business entails making assessments about financial market conditions and trends. The revenues and profits we derive from many of our positions and related transactions are dependent on market prices. When we own assets such as debt securities, market price declines, including as a result of fluctuating market interest rates, can expose us to losses. If prices move in a way we have not anticipated, we may experience losses. Also, when markets are volatile, characterized by rapid changes in price direction, the assessments we have made may prove to lead to lower revenues or profits, or losses, on the related transactions and positions.

 PROTRACTED MARKET DECLINES CAN REDUCE LIQUIDITY IN THE MARKETS, MAKING IT HARDER TO SELL ASSETS AND LEADING TO MATERIAL LOSSES.

     In some of our businesses, protracted market movements, particularly price declines in assets, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This may especially be the case for assets that are not traded on stock exchanges or other public trading markets, such as corporate debt securities issued by Korean companies, including credit card companies, and derivatives contracts, which may have values that we calculate using models other than publicly-quoted prices. For instance, the market value of debt securities in our portfolio as reflected on our balance sheet is determined by references to suggested prices posted by Korean rating agencies. These valuations, however, may differ significantly from the actual value that we may realize in the event we elect to sell these securities. As a result, we may not be able to realize the full "marked-to-market" value at the time of any such sale of these securities and thus may incur additional losses. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses we did not anticipate.

 WE MAY GENERATE LOWER REVENUE FROM BROKERAGE AND OTHER COMMISSION- AND FEE-BASED BUSINESS.

     Market downturns are likely to lead to decline in the volume of transactions that we execute for our customers and, therefore, to decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value of performance of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenues we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset managers may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from these businesses.

 OUR INTERNET BANKING SERVICES ARE SUBJECT TO SECURITY CONCERNS RELATING TO THE COMMERCIAL USE OF THE INTERNET.

     We provide Internet banking services to our retail and corporate customers, which require sensitive customer information, including passwords and account information, to be transferred over a secure connection on the Internet. However, connections on the Internet, although secure, are not free from security breach. No assurance can be given that security breach in connection with our Internet banking service will not occur in the future, which may result in significant liability to our customers and third parties and materially and adversely affect our business.

RISKS RELATING TO OUR ACQUISITION OF CHOHUNG BANK

  WE MAY FAIL TO FULLY REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION.

     We aim to capitalize over time on the combined strengths of Shinhan Bank and Chohung Bank in terms of market share, product and service mix, customer base and cost efficiencies. Our ability to achieve these benefits during the three-year transition period and after a merger of the two banks is subject to risks and uncertainties, some of which are beyond our control, including:

     - unforeseen or latent risks in the operations or the loan portfolio of Chohung Bank;

     - difficulties in managing the gradual integration of the two businesses during the transition period, including the harmonization of compensation levels and the implementation of a coordinated business plan;

     - difficulties in operating the integrated information technology system, risk management and other systems;

     - difficulties in integrating the managements of the two banks after the anticipated merger;

     - difficulties in putting in place effective cost-cutting measures such as procurement systems and electronic banking systems;

     - difficulties in harmonizing the two corporate cultures; and

     - difficulties in securing and retaining the key personnel of Chohung Bank during the transition period and retaining key personnel after the anticipated merger.

  LABOR OPPOSITION AND UNREST COULD DELAY OR DISRUPT SUCCESSFUL INTEGRATION OF SHINHAN BANK AND CHOHUNG BANK OR HINDER OUR ABILITY TO REALIZE THE ANTICIPATED BENEFITS OF OUR ACQUISITION OF CHOHUNG BANK.

     Prior to entering into a cooperation understanding with our management, the labor union of Chohung Bank opposed the acquisition, engaging in a strike in mid-June 2003 interrupting Chohung Bank's operations for five days and causing temporary liquidity problems. Following execution of the acquisition agreements, the labor union of Chohung Bank opposed the selection of Chohung Bank's new CEO, who was a former executive of Chohung Bank, and attempted to prevent the recommendation committee for the CEO of Chohung Bank from meeting to approve the appointment. Subsequently, the labor union withdrew their objection. Disagreements by the labor union of Chohung Bank regarding integration steps or the full integration or by the labor union of Shinhan Bank regarding the understanding or other aspects of the integration and actions taken to delay or disrupt the process could have a material adverse effect on our ability to realize the anticipated benefits of our acquisition of Chohung Bank and have an adverse effect on our combined results of operations and the price of our common shares or American depositary shares.

RISKS RELATING TO COMPETITION

 COMPETITION IN THE KOREAN BANKING INDUSTRY, IN PARTICULAR IN THE SMALL- AND MEDIUM-SIZED ENTERPRISES BANKING, RETAIL BANKING AND CREDIT CARD OPERATIONS, IS INTENSE, AND WE MAY EXPERIENCE DECLINING MARGINS AS A RESULT.

     We compete principally with other nationwide commercial banks in Korea but also face competition from a number of additional sources including regional banks, development banks, specialized banks and branches of foreign banks operating in Korea, as well as various other types of financial institutions, including credit card companies, securities companies and investment trust companies. Over the past few years, regulatory reforms and liberalization of the Korean financial markets have led to increased competition among financial institutions in Korea. As the reform of the financial sector continues, foreign financial institutions, many with greater resources than we have, have entered the Korean market. There can be no assurance that we will be able to compete successfully with other domestic and foreign financial institutions or that increased competition will not have a material adverse effect on our financial condition or operating results including Chohung Bank.

     The Korean commercial banking industry has undergone dramatic changes recently as a number of significant mergers and acquisitions in the industry have taken place. There may be additional consolidation in the Korean commercial banking industry, including Korea's regional banks in particular. In November 2001, Kookmin Bank and Housing & Commercial Bank, two of the strongest banks in Korea, merged to form Kookmin Bank. The newly merged bank is significantly larger and has more financial resources than us. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In 2002, there was a merger between Hana Bank and Seoulbank. At present, these and other banks resulting from mergers or acquisitions may have more financial resources than us. There can be no assurance that we will be able to compete successfully with such banks.

     Over the past several years, virtually all Korean banks have adopted a strategy of reducing large corporate exposure and increasing small- and medium-sized enterprises, retail and credit card exposure. As a result, substantially all commercial banks and financial institutions in Korea have focused their business on, and engaged in aggressive marketing campaigns and made significant investments in, these sectors. The growth and profitability of our small- and medium-sized enterprises and retail banking activities and credit card operations may decline as a result of growing market saturation in these sectors, increased interest rate competition, pressure to lower the fee rates applicable to these sectors and higher marketing expenses. In particular, it will be more difficult for us including Chohung Bank to secure new small- and medium-sized enterprise customers, retail and credit card customers with the credit quality and on credit terms necessary to achieve our business objectives.

     An important focus of our business is to increase our fee income in order to diversify our revenue base, in anticipation of greater competition and declining lending margins. To date, except for credit card fees, securities brokerage fees and trust account management fees, we have not generated significant fee revenues. We recognize, however, that other banks and financial institutions in Korea have recently recognized the same trends and are beginning to focus on increasing their fee income. Intense competition in the fee-based business will require us to create and market new and innovative products and services in a highly competitive environment. Our failure to do so could adversely affect our future results of operations.

 WE ARE HIGHLY DEPENDENT ON SHORT-TERM FUNDING SOURCES THAT ARE SUSCEPTIBLE TO PRICE COMPETITION, WHICH DEPENDENCE MAY ADVERSELY AFFECT OUR OPERATIONS.

     Most of our funding requirements, principally those of Shinhan Bank and Chohung Bank, are met through short-term funding sources, primarily in the form of customer deposits, which are subject to significant price competition. As of December 31, 2002, approximately 94.2% of the Group's total deposits had current maturities of one year or less or were payable on demand. As of December 31, 2002, approximately 51.3% of Chohung Bank's deposits in Korean Won and approximately 68.9% of Chohung Bank's deposits in foreign currencies had current maturities of one year or less or were payable on demand.

In the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of the Group's total deposits outstanding as of December 31, 2002 with remaining maturities of six months or less, approximately 73% were rolled over or otherwise maintained with us. Of Chohung Bank's total deposits maturing during the six months ended June 30, 2003, approximately 49% were rolled over or otherwise maintained with Chohung Bank. No assurance can be given, however, that such stable source of funding will continue, including as a result of intense price competition. If a substantial number of depositors fail to roll over deposited funds upon maturity or withdraw such funds from us, our liquidity position could be materially adversely affected, and we may be required to seek more expensive sources of short-term and long-term funds to finance our operations.

RISKS RELATING TO GOVERNMENT REGULATION AND POLICY

 WE OPERATE IN A LEGAL AND REGULATORY ENVIRONMENT THAT IS SUBJECT TO CHANGE, WHICH MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     The legal and regulatory framework for the Korean banking industry has continued to undergo significant reforms recently. Historically, regulations of the Korean government included, among other things, establishing lending rates and deposit rates for banks. Regulations also dictated the extent of competition through restrictions on new entrants and on the growth of existing banks, including the opening of new branches. Regulatory reform of the Korean banking industry to date has removed controls on all lending rates and all deposit rates and provided for increased prudential supervision of the financial sector by the Korean government. We believe that the Korean government intends to continue to deregulate the financial sector, by allowing market forces to have a larger role in guiding the development of the industry. However, with respect to provisioning, liquidity and capital adequacy standards, the Government has revised its regulations to implement stricter standards for commercial banks and credit card companies. We expect the regulatory environment in which we operate to continue to be subject to change. There can be no assurance that any future changes will not have an adverse effect on our business, financial condition or results of operations.

 STRUCTURAL REFORMS OCCURRING IN THE KOREAN ECONOMY AND FINANCIAL SECTOR MAY HAVE A SUBSTANTIAL IMPACT ON OUR BUSINESS.

     In response to the financial and economic downturn in Korea in 1997 and 1998, the Korean government announced and implemented a series of comprehensive policy packages to address structural weaknesses in the Korean economy and the financial sector, which included the mergers and restructurings of a number of banks. We expect that these comprehensive policy packages will continue to have a substantial impact on our business. The government has indicated that it may advocate further mergers or restructurings involving other commercial banks and financial institutions in the Korean financial sector. Such mergers or restructurings may create larger banks and financial institutions that may pose a competitive threat and in turn have an adverse impact on our business, financial condition and results of operations, including the business, financial condition and results of operations of Chohung Bank.

 THE FINANCIAL SUPERVISORY COMMISSION MAY IMPOSE BURDENSOME MEASURES IF IT DEEMS US OR OUR OPERATING SUBSIDIARIES TO BE FINANCIALLY UNSOUND.

     If the Financial Supervisory Commission deems our financial condition, including the financial conditions of our operating subsidiaries including Chohung Bank, to be unsound or if our operating subsidiaries or we fail to meet the applicable requisite capital ratio or the capital adequacy ratio, as the case may be, set forth under Korean law, the Financial Supervisory Commission may order, among other things, at the level of the holding company or a subsidiary, capital increases or reductions, stock cancellations or consolidations, transfers of business, sales of assets, closures of branch offices, mergers with other financial institutions, or suspensions of a part or all of our business operations. If any of such measures are imposed on us or our operating subsidiaries including Chohung Bank by the Financial Supervisory Commission as a result of poor financial condition or failure to comply with minimum capital adequacy requirements or otherwise, such measures may materially harm our business and adversely affect the price of our common shares or our American depositary shares.

 THE KOREAN GOVERNMENT MAY ENCOURAGE LENDING TO AND INVESTMENT IN CERTAIN TYPES OF BORROWERS IN FURTHERANCE OF GOVERNMENT INITIATIVES, AND WE MAY TAKE THIS FACTOR INTO ACCOUNT.

     The Korean government has encouraged and may in the future encourage lending to or investment in the securities of certain types of borrowers and other financial institutions in furtherance of government initiatives. The Korean government, through its regulatory bodies such as the Financial Supervisory Commission, has in the past announced lending policies to encourage Korean banks and financial institutions to lend or make investments in particular industries or customer sectors, and, in certain cases, has provided lower cost funding through loans made by the Bank of Korea for further lending to specific customer sectors, such as the small- and medium-sized enterprises. The Korean government has in this manner encouraged commercial banks to step in to provide credit card companies with additional liquidity. While all loans or securities investments will be reviewed in accordance with our credit review policies or internal investment guidelines and regulations or those of Chohung Bank, as the case may be, we, on a voluntary basis, may factor the existence of such policies and encouragements into consideration in making loans or securities investments. However, the ultimate decision whether to make loans or securities investments always remains with us based on our credit approval procedures and our risk management system, independently of government policies.

RISKS RELATING TO KOREA AND THE GLOBAL ECONOMY

 UNFAVORABLE FINANCIAL AND ECONOMIC CONDITIONS IN KOREA AND WORLDWIDE HAVE HAD AND WILL IN THE FUTURE CONTINUE TO HAVE A MATERIAL ADVERSE IMPACT ON OUR ASSET QUALITY, LIQUIDITY AND FINANCIAL PERFORMANCE.

     Economic conditions in Korea, elsewhere in Asia, in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990's adversely affected the Korean economy and in turn Korean financial institutions. In addition, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea. In addition, as recently acknowledged by the Korean government, the Korean economy has been experiencing a recession which had and is expected to continue to have a material impact on our operations.

     Developments that could hurt Korea's economy in the future include, among other things:

     - failure of restructuring of chaebols, including financial difficulties experienced by SK Global and other SK Group companies, and accounting irregularities of and regulatory proceedings against chaebols, together with its negative effect on the Korean financial markets and on the small- and medium-sized enterprises market;

     - volatility in commodity prices (including oil prices), exchange rates, interest rates, stock markets or foreign currency reserves;

     - increased reliance on exports to service foreign currency debts, which could cause friction with Korea's trading partners;

     - continued adverse developments in the economies of countries to which Korea exports goods and services (such as the United States and Japan), or in emerging market economies in Asia or elsewhere;

     - social and labor unrest resulting from lay-offs, increasing unemployment and lower levels of income;

     - a decrease in tax revenues and a substantial increase in the Korean government's expenditures for unemployment compensation and other social programs that together could lead to an increased government budget deficit; and

     - a deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy.

     Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001 and the impact of Severe Acute Respiratory Syndrome, or SARS, on global exports or GDP growth rates. Any prolonged stagnation or future deterioration in global economic conditions would continue to have an adverse impact on the Korean economy. A significant adverse change in the Korean economy or a loss of investor confidence in the financial systems of emerging and other markets could have an adverse effect on us and the market price of our common shares or the American depositary shares.

 TENSIONS WITH NORTH KOREA COULD HAVE AN ADVERSE EFFECT ON US AND THE PRICE OF THE AMERICAN DEPOSITARY SHARES.

     In recent months, the level of tension between the Republic of Korea and Democratic People's Republic of Korea ("North Korea"), as well as among North Korea, the United States and Japan, has increased. In response to North Korea's admission to maintaining of a nuclear weapons program in breach of the peace accord executed in October 1994, the United States, Japan, the Republic of Korea and the European Union (which became party to the 1994 accord in November 2002) decided to suspend shipments of oil to North Korea called for by the 1994 accord and reiterated their demands for the dismantling of North Korea's nuclear weapons program. Following the suspension of oil shipments, North Korea removed seals and surveillance equipment from its Yongbyon nuclear power plant and evicted nuclear inspectors from the United Nations International Atomic Energy Agency (the "IAEA") in December 2002. In January 2003, North Korea announced its intention to withdraw from the Nuclear Non-Proliferation Treaty, refusing to abandon its nuclear power and arms program unless the United States were to execute a non-aggression pact. Media reports have stated that North Korea has reactivated a reactor at its main nuclear complex, the Yongbyon nuclear power plant. In February 2003, the IAEA referred the nuclear issue to the United Nations Security Council. In an effort to secure a peaceful negotiated resolution to these events, the two Koreas continue to hold ministerial talks. In addition, in April 2003, the United States, North Korea and China held tripartite discussions in an effort to resolve issues relating to North Korea's nuclear weapons program, during which North Korea reportedly admitted that it had already successfully developed nuclear weapons. In August 2003, the representatives from South and North Korea, the United States, Japan, Russian Federation and China gathered in Beijing, China in a further effort to resolve these issues. Although both President Roh of Korea and President Bush of the United States have pledged their support in principle to a peaceful resolution of the situation, there is no assurance that the level of tension will not escalate and that such escalation will not have a serious adverse effect on our operations and the market price of the common shares or the American depositary shares.

 LABOR UNREST MAY ADVERSELY AFFECT THE KOREAN ECONOMY AND OUR OPERATIONS.

     During 1998 and 1999, there were large-scale protests and labor strikes in Korea. In July 2000, the Korean Financial Industry Union, which represents the employees of over 30 financial institutions, urged its members to participate in a strike to express their opposition to mergers of the banks and the possibility of further layoffs, when the Korean government announced its plan to implement the second phase of restructuring the Republic's banks, including the promulgation of a law which allows the formation of financial holding companies. The strike subsequently was cancelled after the Korean government and the union leaders reached an agreement whereby the Korean government would not require mandatory bank mergers. In December 2000, members of the Kookmin Bank and H&CB labor union participated in a strike that lasted seven days, opposing the contemplated merger between the two banks. Although we believe that our relationship with our labor unions is good, 72.5% of our full-time employees are members of the labor unions of our subsidiaries. No assurance can be given that further acquisitions or restructuring of our holding company structure will not meet labor union resistance and possible labor disputes.

     In May 2003, truck drivers of the Korean Cargo Workers Federation of the Korean Confederation of Trade Unions went on strike and blockaded the land routes to major steel mills in Korea, a fundamental driver of the Korean economy, and also blockaded two major ports in Kwangyang and Busan resulting in significant disruptions to physical distribution and import and export activities in Korea. This strike was peacefully resolved soon thereafter. In late August 2003, the Korean Confederation of Trade Unions again called for a nationwide strike which is currently continuing. This strike and similar events in the future could have a material adverse effect on the Korean economy and our operations.

     Continuing labor unrest could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general, depressing the prices of securities on the Korea Stock Exchange, the value of unlisted securities and the value of the Won relative to other currencies. Such developments would likely have an adverse effect on our financial condition, results of operations and requisite capital ratio.

RISKS RELATING TO OUR AMERICAN DEPOSITARY SHARES

 THERE ARE RESTRICTIONS ON WITHDRAWAL AND DEPOSIT OF COMMON SHARES UNDER THE DEPOSITARY FACILITY.

     Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank's custodian in Korea and obtain American depositary shares, and holders of American depositary shares may surrender American depositary shares to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of American depositary shares (including deposits in connection with the initial and all subsequent offerings of American depositary shares and stock dividends or other distributions related to these American depositary shares) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of American depositary shares outstanding at any time does not exceed 20,216,314. As a result, if you surrender American depositary shares and withdraw shares of common stock, you may not be able to deposit the shares again to obtain American depositary shares.

 THE VALUE OF YOUR INVESTMENT MAY BE REDUCED BY FUTURE SALES OF OUR COMMON STOCK OR OUR AMERICAN DEPOSITARY SHARES BY THE KOREA DEPOSIT INSURANCE CORPORATION OR BNP PARIBAS, BY OTHER STOCKHOLDERS OR HOLDERS OF AMERICAN DEPOSITARY SHARES OR BY US.

     Korea Deposit Insurance Corporation owns redeemable convertible preferred shares convertible into shares of our common stock representing approximately 13.27% of our shares. BNP Paribas owns approximately 4.0% of our outstanding shares. Currently, we do not know when, how, or what percentage of, our redeemable convertible preferred shares will be converted by Korea Deposit Insurance Corporation and when, how or what percentage of our shares Korea Deposit Insurance Corporation will dispose of upon conversion or BNP Paribas will dispose of our shares, or to whom such shares will be sold. As a result, we cannot currently predict the impact of such sales on us. In addition, Shinhan Bank holds 29,873,674 shares, or 10.22%, of the Group's common stock which it obtained in connection with its restructuring into a holding company. Pursuant to Korean laws and regulations, Shinhan Bank is required to dispose of these shares by the end of August 2004, which may include a sale of these shares in the public market in the form of common stock or American depositary shares. Sales of substantial numbers of our shares or our American depositary shares in the public market or otherwise by Korea Deposit Insurance Corporation, other stockholders such as BNP Paribas or holders of American depositary shares or by us, or the perception that such sales may occur, could depress the prevailing market prices of our common stock and our American depositary shares.

  IN CERTAIN CASES, WE MUST OBTAIN THE CONSENT OF THE KOREA DEPOSIT INSURANCE CORPORATION TO DECLARE AND PAY DIVIDENDS ON OUR SHARES OR OUR AMERICAN DEPOSITARY SHARES. IF KOREA DEPOSIT INSURANCE CORPORATION DECLINES TO GIVE SUCH CONSENT, HOLDERS OF AMERICAN DEPOSITARY SHARES MAY BE ADVERSELY AFFECTED.

     Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare and pay dividends on our common shares in excess of W750, representing 15% of par value (W5,000), if our net income under Korean GAAP is below W800 billion in a given fiscal year and any of the Redeemable Preferred Shares and Redeemable Convertible Preferred Shares are outstanding. Failure to obtain the consent of the Korea Deposit Insurance Corporation in such instances may lead to payment of dividends at a level that is lower than expected and may adversely affect the price of our common shares and our American depositary shares and further adversely affect the interest of our shareholders, including the holders of our American depositary shares.

 OWNERSHIP OF OUR SHARES IS RESTRICTED UNDER KOREAN LAW.

     Under the Financial Holding Company Act of Korea, any single shareholder (together with certain persons in a special relationship with such shareholder) may acquire beneficial ownership of only up to 10% of the total issued and outstanding shares with voting rights of a bank holding company controlling nationwide banks such as us. The Korean government and the Korea Deposit Insurance Corporation are exempt from this limit. Furthermore, certain non-financial business group companies (i.e., (i) any same shareholder group with aggregate net assets of all non-financial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group; (ii) any same shareholder group with aggregate assets of all non-financial business companies belonging to such group of not less than W2 trillion; or (iii) any mutual fund in which a same shareholder group identified in (i) or (ii) above owns more than 4% of the total shares issued and outstanding of such mutual fund) may not acquire beneficial ownership in us in excess of 4% of our outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of our outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Financial Holding Companies -- Restriction on Financial Holding Company Ownership". To the extent that the total number of shares of our common stock that you and your affiliates own together exceeds such limit, you will not be entitled to exercise the voting rights for the excess shares, and the Financial Supervisory Commission may order you to dispose of the excess shares within a period of up to six months. Failure to comply with such an order would result in a fine of up to W50 million.

 HOLDERS OF AMERICAN DEPOSITARY SHARES WILL NOT HAVE PREEMPTIVE RIGHTS IN CERTAIN CIRCUMSTANCES.

     The Commercial Code of Korea and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary bank, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

     - a registration statement filed by us under the US Securities Act of 1933, as amended, is in effect with respect to those shares; or

     - the offering and sale of those shares is exempt from or is not subject to the registration requirements of the US Securities Act.

     We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission. If a registration statement is required for you to exercise preemptive rights but is not filed by us, you will not be able to exercise your preemptive rights for additional shares and you will suffer dilution of your equity interest in us.

 YOUR DIVIDEND PAYMENTS AND THE AMOUNT YOU MAY REALIZE UPON A SALE OF YOUR AMERICAN DEPOSITARY SHARES WILL BE AFFECTED BY FLUCTUATIONS IN THE EXCHANGE RATE BETWEEN THE DOLLAR AND THE WON.

     Investors who purchase the American depositary shares will be required to pay for them in US dollars. Our outstanding shares are listed on the Korea Stock Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the American depositary shares will be paid to the depositary bank in Won and then converted by the depositary bank into Dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the Dollar will affect, among other things, the amounts a registered holder or beneficial owner of the American depositary shares will receive from the depositary bank in respect of dividends, the Dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of American depositary shares and the secondary market price of the American depositary shares. The average of the Won to dollar exchange rates, based on the Noon Buying Rates, were W1,130.90, W1,292.00, W1,250.40 per US$1.00 in 2000, 2001 and 2002.

 IF THE GOVERNMENT DEEMS THAT CERTAIN EMERGENCY CIRCUMSTANCES ARE LIKELY TO OCCUR, IT MAY RESTRICT THE DEPOSITARY BANK FROM CONVERTING AND REMITTING DIVIDENDS IN DOLLARS.

     If the government deems that certain emergency circumstances are likely to occur, it may impose restrictions such as requiring foreign investors to obtain prior government approval for the acquisition of Korean securities or for the repatriation of interest or dividends arising from Korean securities or sales proceeds from disposition of such securities. These emergency circumstances include any or all of the following:

     - sudden fluctuations in interest rates or exchange rates;

     - extreme difficulty in stabilizing the balance of payments; and

     - a substantial disturbance in the Korean financial and capital markets.

     The depositary bank may not be able to secure such prior approval from the government for the payment of dividends to foreign investors when the government deems that there are emergency circumstances in the Korean financial markets.

 SUBSEQUENT HOLDERS OF AMERICAN DEPOSITARY SHARES MAY BE REQUIRED TO PAY A KOREAN SECURITIES TRANSACTION TAX UPON WITHDRAWAL OF UNDERLYING COMMON SHARES.

     Under Korean tax law, a securities transaction tax (including an agricultural and fisheries special surtax) is imposed on transfers of shares listed on the Korea Stock Exchange, including our common shares, at the rate of 0.3% of the sales price if traded on the Korea Stock Exchange. According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying shares. However, questions have been raised as to whether this ruling also governs the surrender of depositary shares and withdrawal of underlying shares by holders other than the initial holders of depositary shares. It is still unclear as to whether, when, on whom, and in what amount the securities transaction tax will be imposed in the case of such withdrawals by holders other than initial holders. Accordingly, there can be no assurance that holders of American depositary shares will not be subject to the securities transaction tax when they withdraw our common shares upon surrendering the American depositary shares. See "Item 10. Additional Information -- Taxation -- Korean Taxation".

OTHER RISKS

 WE DO NOT PREPARE INTERIM FINANCIAL INFORMATION ON A U.S. GAAP BASIS. IN ADDITION, HOLDERS OF OUR AMERICAN DEPOSITARY SHARES WILL NOT HAVE A COMPLETE ANALYSIS UNDER U.S. GAAP OF OUR COMBINED BUSINESS OPERATIONS AND FINANCIAL CONDITION AND RESULTS OF OPERATIONS UNTIL JUNE 30, 2004.

     We, including our subsidiaries such as Chohung Bank, are not required to and do not prepare interim financial information on a U.S. GAAP basis. U.S. GAAP differs in significant respects from Korean GAAP, particularly with respect to the establishment of provisions and loan loss allowance. See "Item 5. Operating and Financial Review and Prospects -- Shinhan Financial Group -- Selected Financial Information under Korean GAAP" and "-- Reconciliation with Korean Generally Accepted Accounting Principles". As a result, provision and allowance levels reflected under Korean GAAP in the Group's results or Chohung Bank's results for the three months ended March 31, 2002 and 2003 or for the six months ended June 30, 2002 and 2003 or for the nine months ended September 30, 2002 and 2003 may differ significantly from comparable figures under U.S. GAAP for these and future periods.

     In addition, we are not required to prepare and file with the U.S. Securities and Exchange Commission our audited financial statements for 2003 prepared under U.S. GAAP that include Chohung Bank as a consolidated subsidiary, until June 30, 2004. Accordingly, until June 30, 2004, holders of our American depositary shares will not have a complete analysis under U.S. GAAP of our combined business operations and management's discussion and analysis of our financial condition and results of operations and our audited financial statements for 2003 prepared under U.S. GAAP.

 YOU MAY NOT BE ABLE TO ENFORCE A JUDGMENT OF A FOREIGN COURT AGAINST US.

     We are corporations with limited liability organized under the laws of Korea. Substantially all of our directors and officers and other persons named in this document reside in Korea, and all or a significant portion of the assets of our directors and officers and other persons named in this document and substantially all of our assets are located in Korea. As a result, it may not be possible for holders of the American depository shares to effect service of process within the United States, or to enforce against them or us in the United States judgments obtained in United States courts based on the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

ITEM 4.  INFORMATION ON THE COMPANY

               HISTORY AND DEVELOPMENT OF SHINHAN FINANCIAL GROUP

INTRODUCTION

     We are the largest financial holding company in Korea on the basis of total assets, total deposits and stockholders' equity. We were formed in 2001 as the holding company for Shinhan Bank and related financial services companies. On August 19, 2003, we acquired 80.04% of Chohung Bank and plan to merge its operations with those of Shinhan Bank after a three-year transition period. As of December 31, 2002, based on asset size published by the Financial Supervisory Commission, Shinhan Bank was the fifth largest bank in Korea, with total assets of W58,083 billion (US$48,961 million) and Chohung Bank was the fourth largest bank in Korea, with total assets of W64,002 billion (US$53,951 million). From this expanded platform, we serve all major components of the corporate and retail banking and financial services markets. In the corporate sector, we serve the large corporate community, established and developing small- and medium-sized enterprises as well as small unincorporated businesses. In the retail sector, we provide mortgages and home equity finance as well as general unsecured consumer lending to retail customers ranging from high net worth customers to the mass retail market. Both Shinhan and Chohung Bank have credit card operations with approximately 2,548,000 and approximately 4,266,000 cardholders as of December 31, 2002. Through our banking and non-banking subsidiaries, we engage in a comprehensive range of related financial services including securities brokerage, investment banking, investment trust management and bancassurance. We have also entered into joint ventures with BNP Paribas, our 4.0% shareholder, in the areas of investment trust management and bancassurance to bring an international perspective to these operations.

     Through Shinhan Bank and Chohung Bank, we operate the second largest nationwide branch network in Korea with 414 branches in the Seoul and its metropolitan area, 299 branches in Kyunggi Province and six major cities in Korea and 164 branches throughout the rest of the country. On a combined basis as of December 31, 2002, we have 230,000 corporate deposit customers and 15,293,000 retail deposit customers with an aggregate average deposit of W73,578 billion. This customer base provides us with a large stable and cost effective core funding base and access to an established corporate and retail customer base to whom we can market the full range of our financial products and services.

HISTORY AND ORGANIZATION

     On September 1, 2001, we were formed as a financial holding company under the Financial Holding Company Act of Korea, by acquiring all of the issued shares of the following companies from the former shareholders in exchange for shares of our common stock:

     - Shinhan Bank, a nationwide commercial bank;

     - Shinhan Securities, a securities brokerage company;

     - Shinhan Capital, a leasing company; and

     - Shinhan Investment Trust Management, an investment trust management company.

     Shinhan Bank and Shinhan Securities were previously listed on the Korea Stock Exchange and Shinhan Capital was previously registered with Korea Securities Dealers Association Automated Quotation, or KOSDAQ, whereas Shinhan Investment Trust Management was privately held. On September 10, 2001, we listed the common stock of our holding company on the Korea Stock Exchange.

     In December 2001, we concluded an agreement with our strategic partner and our largest shareholder, the BNP Paribas Group, pursuant to which BNP Paribas purchased a 4.0% equity interest in us.

     In April 2002, we acquired a 51% equity stake in Jeju Bank, a regional bank incorporated in 1969 to engage in commercial banking and trust business.

     During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good

Morning Securities and renamed it Good Morning Shinhan Securities. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities.

     On June 4, 2002, the credit card division of Shinhan Bank was spun off and established as our wholly-owned subsidiary, Shinhan Card. Shinhan Credit Information was established on July 8, 2002 as our wholly-owned subsidiary, which engages in the business of debt collection and credit reporting. On June 9, 2003, we sold a 49% interest in Shinhan Credit Information to LSH Holdings L.L.C., a wholly-owned subsidiary of Lone Star Fund, and converted Shinhan Credit Information into a joint venture with Lone Star Fund.

     On August 9, 2002, we signed a joint venture agreement with BNP Paribas Asset Management, the asset management arm of BNP Paribas, in respect of Shinhan Investment Trust Management. On October 24, 2002, we sold to BNP Paribas Asset Management 3,999,999 shares of Shinhan Investment Trust Management, which was subsequently renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd.

     On October 1, 2002, SH&C Life Insurance, a bancassurance joint venture, was established under a related joint venture agreement with Cardif S.A., the bancassurance subsidiary of BNP Paribas.

     On August 19, 2003, we acquired 80.04% of common shares of Chohung Bank, a nationwide commercial bank in Korea. See "-- Our Acquisition of Chohung Bank."

     As of the date hereof, we had eleven direct and eight indirect subsidiaries. The following diagram shows our organization structure as of the date hereof:

                              (ORGANIZATION CHART)

     With the exception of Shinhan Finance Limited and Chohung Finance Ltd., Hong Kong, which are incorporated in Hong Kong, CHB America Bank and Good Morning Shinhan Securities USA Inc., which are incorporated in the United States, Good Morning Shinhan Securities Europe Ltd., which is incorporated in London, United Kingdom, and Chohung Bank (Deutschland) GmbH, which is incorporated in Germany, all of our other subsidiaries are incorporated in Korea.

     Our legal name is Shinhan Financial Group Co., Ltd. and commercial name is Shinhan Financial Group. Our registered office and principal executive offices are located at 120, 2-Ga, Taepyung-Ro, Jung-gu, Seoul 100-102, Korea. Our telephone number is 82-2-6360-3000. Our agent in the United States, Shinhan Bank, New York branch, is located at 800 Third Avenue, 32nd Floor, New York, NY 10022, U.S.A.

OUR STRATEGY

     Our vision is to enhance shareholder value by securing a position as the leading provider of total financial solutions in Korea and further establishing our position as a leading financial institution in Northeast

Asia. Total financial solutions means the full range of financial products and services meeting the needs of both corporate and retail customers. To achieve this vision, we are implementing and will continue to implement the following strategies:

     Reconfiguring our Corporate Structure. In order to better address the requirements of our customers, we restructured ourselves as a financial holding company in 2001, bringing together a broad range of financial services, including commercial banking, including credit cards, securities brokerage service, leasing and investment trust management services. At the same time we are leveraging off of our relationships with foreign financial institutions to gain access to new financial products and services, including investment advisory and internet banking services and bancassurance. We are also currently contemplating the feasibility of establishing a systems integration subsidiary to provide financial solutions.

     Enhancing the core competency of our operating subsidiaries. In order to provide the highest quality products and services from each of our banking and financial businesses, we intend to focus on enhancing the core competency of each of our operating subsidiaries by taking the following initiatives:

     - In commercial banking, we have sought to achieve economies of scale by acquiring Chohung Bank, enabling us to, among other things, capitalize on greater mass market penetration and large corporate portfolio as a complement to Shinhan Bank's greater emphasis on small- and medium-sized enterprises and high net worth individuals.

     - In securities brokerage services, we have sought to achieve economies of scale and enhance brand image through our acquisition of Good Morning Securities.

     - In credit cards, we have focused on and will continue to focus on improved credit initiation through higher credit scoring requirements, risk management through continued credit scoring reviews and improved collection results through coordinated call centers and increased collection staff, as well as enhanced marketing. We have spun-off of our credit card business into Shinhan Card and we are currently contemplating the merger of Chohung Bank's credit card operations into Shinhan Card to provide specialized focus on our credit card business and to achieve economies of scale.

     - In areas where we lack core competency as compared to the leading global financial institutions, we will continue to expand our relationships through affiliations and business cooperation with world class financial institutions such as BNP Paribas and Macquarie.

     Establishing and Consolidating the One Portal Network. In order to provide total financial solutions to our customers on a real-time basis, we are continuing to develop our one portal network. The one portal network refers to the ability of a corporate or retail customer to have access to our total financial solutions through any single point of contact with our group. In furtherance of this strategy, we have been implementing and will continue to implement the following initiatives:

     - Integrating our physical and online distribution channels to offer products and services developed by all of our operating subsidiaries and businesses, including as follows:

          - making banking, securities brokerage, insurance and other services available at each branch;

          - enabling online cross access between commercial banking and our online securities brokerage service; and

          - integrating the customer service call centers for our commercial banking, credit card and securities brokerages services.

     - Focusing on retail and corporate customers with total financial solutions designed to meet their respective needs and utilizing specialized branches to provide convenient access and trained employees to offer and provide relevant products and services, including as follows:

          - in retail banking, utilizing private banking centers to provide high net worth customers convenient access to total financial solutions that link banking to brokerage services, asset management and insurance; as well as penetrating the mass market penetration by enhancing brand and customer loyalty through focus on cross selling of products and strengthened customer relationship management;

          - in corporate banking, expanding and enhancing the capabilities of our large corporate and small-and medium-sized enterprises specialist branch network and leveraging our increased large corporate customer base to provide total financial solutions that combine banking and non-banking financial products, such as asset backed securities, structured finance, M&A advice; syndication and equity derivatives, acting more as a financial advisor for larger, well established small-and-medium-sized enterprises by providing underwriting, rights offerings and offering related investment banking services in addition to lending, deposit and foreign exchange products and services and focusing on investment in corporate debt securities and initial public offerings for smaller businesses;

     - Developing and promoting integrated financial products customized to meet the needs and demands of our customer segments, such as Financial Network Accounts that combine banking services and securities brokerage services or that combine credit card services and securities brokerage services and Safe Loans that combine banking services and insurance services.

     - Enhancing customer loyalty by offering an "All Plus Points System" that combines customers' banking, securities and credit card activities in a single report on the basis of which specific customer benefits are awarded.

     - Developing joint products and services and joint sales support and enhancing cross-selling by sharing customer information through integrated data-warehousing and customer relationship management systems, which are expected in the second half of 2003.

     Achieving Cost Efficiency from our Holding Company Structure. We intend to achieve cost efficiency and to achieve maximum benefit from our holding company structure by:

     - preventing overlapping investments in solution development, information technology related investments, new investments in operating channels, hiring and training of employees; and

     - identifying and realizing synergies such as combined information technology, call centers and shared customer services, distribution channels and new products and services;

     Introducing a Performance-based Culture. In order to promote a customer oriented group culture, we intend to measure and reward employee performance in relation to the level of customer satisfaction reflected in customer response to our products and services, including products and services offered as part of our cross-selling efforts, and the quality of the assets and revenues generated.

                        OUR ACQUISITION OF CHOHUNG BANK

PURPOSE OF THE ACQUISITION

     Through the acquisition, our Board of Directors expects primarily to achieve greater scale and market share and secure stronger distribution channels to fulfill the advantages of our holding company model. Prior to the acquisition, Shinhan Bank was the fifth largest bank in Korea in terms of assets as of December 31, 2002. The acquisition of Chohung Bank placed us second in terms of assets. With these substantially enhanced resources, we constitute a broad-based nationwide financial services platform that enjoys a leadership position in the retail, corporate and small- and medium-sized enterprise banking sectors as well as enhances our position in related financial services, including credit card, securities brokerage and investment trust management services. The acquisition has also enhanced our ability to optimize funding costs with a larger core deposit base and greater leverage in product sourcing. Through the acquisition, our Board of Directors is also hoping over time to benefit from synergies associated with combining and integrating the resources of Shinhan Bank and Chohung Bank, including combined information technology platforms, branch specialization, banking product and service development and the expansion and development of related financial services such as bancassurance and investment banking.

     In reaching these judgments, our Board of Directors took into account, on a Korean GAAP basis, increases as of and for the year ended December 31, 2002 in the following items resulting from the acquisition of Chohung Bank:

     - total assets (from W60 trillion to W128 trillion; second largest in Korea), total loans (from W41 trillion to W89 trillion; second largest in Korea), deposits (from W37 trillion to W83 trillion; second largest in Korea), branches (from 334 to 780; second largest in Korea) and assets under management (from W5 trillion to W12 trillion; sixth largest in Korea);

     - based on our estimates (and defining the market as the sum of eight largest financial institutions in Korea), market share in the retail banking sector (from 9% to 17%; second largest in Korea), small-and medium-sized enterprises sector (from 10% to 21%; second largest in Korea), large corporate sector (from 10% to 20%; second largest in Korea), and credit card sector (from 2% to 10%; fourth largest in Korea); and

     - net interest margin (2.83% to 3.55%).

     Our Board of Directors was also advised by our management that the acquisition is expected to be accretive in 2005 from an earnings per share standpoint, and that it is expected that there would be sufficient internally generated cash flow to enable payment of dividends on and scheduled redemptions of our preferred shares and to pay dividends on our common shares.

     The conclusion in respect of the earnings per share was based upon the following material factors and assumptions by our management:

     - We would retain our 80.04% ownership interest in Chohung Bank shares;

     - There are no material adverse developments affecting Shinhan Bank's or Chohung Bank's loan portfolio post acquisition;

     - The Group's net earnings would increase by approximately 10% per annum from 2004 and going forward, based on a projected asset growth of 9% - 10% per annum and assuming a stable net interest margin and a return on assets of 1% - 1.1%;

     - Chohung Bank's net earnings would increase by approximately 5% - 6% from 2004 and going forward, based on a projected asset growth of 7% - 8% per annum during the period from 2003 and 2006 assuming that strengthened risk management will moderate asset growth;

     - No synergies, cost savings and restructuring costs are taken into account;

     - Goodwill amortization of approximately W800 billion over a ten year period using the straight line method;

     - Income tax rate of 29.7%;

     - All 44,720,603 shares of our redeemable convertible preferred stock owned by Korea Deposit Insurance Corporation are converted into our common shares bringing our total outstanding shares of common stock to 337,081,728 shares; and

     - Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would pay a 4.04% dividend and our redeemable preferred shares issued to the market would pay a 6.5% dividend (the actual dividend payable on average is 7.2%).

     The conclusion in respect of our internal cash flow to service preferred shares was based upon the following material factors and assumptions by our management:

     - Our cash inflow consists of dividends paid only by Shinhan Bank and Chohung Bank;

     - For Chohung Bank, we assumed that the dividends at a dividend payout ratio of 40% would be paid from 2005 and for Shinhan Bank, we assumed that the dividends at a dividend payout ratio of 45% would be paid from 2003;

     - For Shinhan and Chohung Bank, we assumed that amounts available to pay dividends (other than amounts required to be reserved to maintain a Tier I capital adequacy ratio of 6.5%) would be paid as dividends;

     - Dividends would be paid on our common shares at 15% of par value (or W750 per share) from 2003 through 2008 and at 20% of par value (or W1,000 per share) from 2009 through 2010; and

     - Our redeemable preferred shares issued to Korea Deposit Insurance Corporation would be redeemed in equal installments from the third anniversary date of the issuance date until the seventh anniversary date and our redeemable preferred shares issued to the market would be redeemed in the following amounts: W250 billion on the third anniversary date, W350 billion on the fifth anniversary date and W300 billion on the seventh anniversary date.

     Certain of these assumptions and analyses involve a high degree of uncertainty and should not be viewed as indicative of future results. Factors which could cause the results to differ materially include, without limitation, difficulties affecting our ability to effect the integration of two large banks, unknown or unforeseen risks and contingencies in the loan portfolios, changes in interest rates on assets or liabilities, further deterioration of economic conditions in Korea or globally, labor unrest, as well as other risks detailed under "Item 3 -- Key Information -- Risk Factors".

THE ACQUISITION

     On August 19, 2003, we acquired 543,570,144 shares of common stock of Chohung Bank from Korea Deposit Insurance Corporation, which shares represent 80.04% of the outstanding shares of Chohung Bank. Korea Deposit Insurance Corporation had acquired the Chohung Bank shares in connection with a capital injection in 1999 during the Korean financial crisis. Our acquisition of these shares of Chohung Bank was the culmination of a lengthy process pursuant to which we were awarded preferred bidder status in January 2003 following which we entered into negotiations with Korea Deposit Insurance Corporation over a six-month period with respect to the price and terms of the acquisition. During this period, the proposed transaction encountered opposition from both the labor union and the senior management of Chohung Bank. Beginning in mid-June 2003, the labor union of Chohung Bank undertook actions, including a strike, opposing our acquisition of Chohung Bank. See "Item 5. Operating and Financial Review and Prospects -- Chohung Bank -- Liquidity and Capital Resources".

     In connection with the finalization of the Stock Purchase Agreement, our management, together with the managements of Korea Deposit Insurance Corporation and Chohung Bank, reached a written understanding with the labor union of Chohung Bank. Labor related issues relating to Chohung Bank will be resolved through consultation. The understanding contemplates that a merger between Shinhan Bank and Chohung Bank may take place three years after the closing and that during the transition period (i) the chief executive officer of Chohung Bank will be drawn from a pool of candidates with backgrounds at Chohung Bank and will, as such, manage Chohung Bank within the holding company structure,
(ii) Chohung Bank and Shinhan Bank will have equal representation on the integration committee to be established two years after the acquisition and equal representation as senior executive officers of Shinhan Financial Group, and (iii) forceable lay-offs will not take place, employee compensation will be harmonized based on operating results and seniority will be discussed. Upon completion of the merger, employee redundancy policy will be retained and, where feasible, branch redundancies will be avoided. The understanding is broadly consistent with our strategy and timetable for combining the resources of the two banks and is designed to enhance the support and cooperation of Chohung Bank's employees in the process.

     The definitive terms of the acquisition were reflected in a Stock Purchase Agreement and an Investment Agreement, each dated July 9, 2003. The purchase price for the Chohung Bank shares consisted of (i) a maximum cash amount of W1,718,800,548,296, of which W900,000,000,000 was paid at the closing, with the W652,284,172,800 being due two years from the closing, subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W166,516,375,496 being due two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement, (ii) 46,583,961 shares of our Redeemable Preferred Stock and (iii) 44,720,603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our common shares as of December 31, 2002. See "Item 10. Additional Information -- Articles of Incorporation -- Description of Capital Stock -- Description of Redeemable Preferred Stock". In addition, we have agreed to make an earn out payment equal to 20% of Chohung Bank's net income for 2004, 2005 and 2006 in excess of W1,800,000,000,000 in the aggregate as reflected under Korean GAAP. We have also agreed to make up the difference between the price at which outstanding exchangeable debt securities of Korea Deposit Insurance Corporation exchangeable for our shares through conversion of the Redeemable Convertible Preferred Stock are exchanged for our common shares and a price of W18,086 per share with respect to up to a maximum of 44,720,603 common shares. The loan portfolio quality adjustment to the cash portion of the acquisition price referred to above will be based on the Korean GAAP performance of Chohung Bank's portfolios of certain large corporate loans, including corporate loans sold with recourse to the Korea Asset Management Corporation, and credit card loans. Any loan loss provisions, net charge-offs or other losses or costs associated with such adjustments and with adjustments associated with accuracy of representations and warranties referred to above will be reflected in the ordinary course on our consolidated income statement. Any resultant cash amount when paid to Korea Deposit Insurance Corporation will be reflected on our consolidated balance sheet as additional goodwill from the acquisition.

     The Stock Purchase Agreement also provided for the resignation of the board of directors and officers of Chohung Bank and the election of persons specified by us, all of which has taken place and a new management and board of directors of Chohung Bank are in place. Pursuant to the terms of the Investment Agreement, so long as Korea Deposit Insurance Corporation holds 4.0% or more of our outstanding shares of common stock resulting from conversion of the redeemable convertible preferred stock, Korea Deposit Insurance Corporation will have the right to nominate one outside director. In addition, we have the right to exercise all voting rights that Korea Deposit Insurance Corporation may have with respect to the enfranchised Redeemable Preferred Shares and the Redeemable Convertible Preferred Shares as well as our common shares issuable to Korea Deposit Insurance Corporation upon conversion of the Redeemable Convertible Preferred Shares except, so long as Korea Deposit Insurance Corporation owns more than 4.0% of our outstanding shares of common stock resulting from conversion of the redeemable convertible preferred stock, we are required to obtain the consent of Korea Deposit Insurance Corporation prior to voting on the following matters: (i) any matters which require a special resolution or unanimous resolution of the shareholders under the Korean Commercial Code; (ii) approval of any dividend payment on our common shares; and (iii) appointment or dismissal of any outside director nominated by Korea Deposit Insurance Corporation.

     Pursuant to the terms of the Investment Agreement, we are required to obtain the consent of the Korea Deposit Insurance Corporation, to the extent permitted under applicable law, in order to declare dividends on our common shares in excess of W750, if our net income under Korean GAAP is below W800 billion in a given fiscal year and any of the Redeemable Preferred Shares and Redeemable Convertible Preferred Shares are outstanding.

STRATEGY, ORGANIZATION AND TIMETABLE FOR INTEGRATING CHOHUNG BANK AND SHINHAN BANK AND EFFECTING A MERGER

  STRATEGY

     We intend to implement the integration of Shinhan Bank and Chohung Bank over a three-year transition period by executing the following strategy:

     - integrating the two information technology systems of Shinhan Bank and Chohung Bank by taking advantage of the fact that both banks utilize the same operating systems;

     - introducing Shinhan Bank's risk management and provisioning systems into Chohung Bank to improve the asset quality of Chohung Bank's portfolio;

     - unifying marketing strategy and branding to enhance overall market impact;

     - unifying distribution and expanding our overall customer base by taking advantage of a greatly expanded nationwide branch network;

     - unifying product and service development;

     - capitalizing on Chohung Bank's greater retail mass market penetration and large corporate portfolio as a complement to Shinhan Bank's greater emphasis on small- and medium-sized enterprises and high net worth individuals;

     - enhancing financial services activities, including by coordinating or combining credit card and investment management activities; and

     - harmonizing employee compensation benchmarked to common productivity targets and enhancing operational efficiency primarily through normal and voluntary early retirement programs.

  ORGANIZATION AND TIMETABLE

     We intend to complete the integration of Shinhan Bank and Chohung Bank over a three-year period culminating in a merger of the two banks. We intend to accomplish this process in three phases. The integration process will be managed by a joint management committee which will be established with equal members from the managements of both Shinhan Bank and Chohung Bank, which will provide integration leadership during the first two phases and which will, along with additional outside members, form an integration committee near the end of the second phase to make decisions on legal and organizational integration options.

  Phase I:  Business portfolio, policy and strategy alignment

     Phase I of the integration process will be as follows:

     - Credit policy (including risk management) and pricing alignment;

     - Joint business strategy development; and

     - Consider credit card and asset management business consolidation.

  Phase II:  Back-office and headquarters consolidation

     Phase II of the integration process will be as follows:

     - Consider call center and loan collection consolidation;

     - Joint purchasing and development of information technology;

     - Full scale preparation for integration of information technology; and

     - Full scale preparation for integration of headquarters function.

  Phase III:  Branch and organizational integration

     Phase III of the integration process will be as follows:

     - Branch network reconfiguration;

     - Full scale IT mainframe integration; and

     - Organizational integration of headquarters operations.

LIQUIDITY AND CAPITAL RESOURCES

     As consideration for our purchase of Chohung Bank shares, at closing, we
(i) paid to Korea Deposit Insurance Corporation cash of W900 billion, (ii) issued to Korea Deposit Insurance Corporation 46,583,961 shares of our Redeemable Preferred Stock, with a redemption price of W842,517,518,646 and
(iii) issued to Korea Deposit Insurance Corporation 44,720 603 shares of our Redeemable Convertible Preferred Stock convertible into 13.27% of our shares of common stock as of December 31, 2002, with a redemption price of W808,816,825,858. In August 2003, we raised W900 billion in cash through the issuance of 6,000,000 shares of redeemable preferred stock, all of which were sold in the domestic fixed-income market. These redeemable preferred shares have terms that are different from the preferred shares issued to Korea Deposit Insurance Corporation. We are required to redeem these preferred shares in three installments in 2006, 2008 and 2010.

     Pursuant to the terms of the Redeemable Preferred Stock issued to Korea Deposit Insurance Corporation, we are required to redeem such shares in five equal annual installments commencing three years from the date of issuance and, pursuant to the terms of the Redeemable Convertible Preferred Stock, we are required to redeem the full amount of such shares outstanding five years from the date of issuance to the extent not converted into our common shares. Each share of Redeemable Convertible Preferred Stock is convertible into one share of our common stock. The dividend ratios on the Redeemable Preferred Stock and the Redeemable Convertible Preferred Stock are 4.04% and 2.02%, respectively. See "Item 10. Additional Information -- Articles of Incorporation -- Description of Capital Stock -- Description of Redeemable Preferred Stock".

     The following table sets forth the contractual scheduled maturities by type of preferred stock issued by us in connection with our acquisition of Chohung Bank.

                                                             DUE AUGUST
                                --------------------------------------------------------------------
                                2004   2005     2006       2007        2008        2009       2010       TOTAL
                                ----   ----   --------   --------   ----------   --------   --------   ----------
                                 (IN MILLIONS OF WON)
Redeemable Preferred Stock
  issued to KDIC..............   W--    W--   W168,504   W168,504   W  168,504   W168,504   W168,504   W  842,518
Redeemable Preferred Stock
  issued in the market........   --     --     525,000         --      365,000         --     10,000      900,000
Redeemable Convertible
  Preferred Stock(1)..........   --     --          --         --      808,817         --         --      808,817
                                 --     --    --------   --------   ----------   --------   --------   ----------
  Total.......................   W--    W--   W693,504   W168,504   W1,342,321   W168,504   W178,504   W2,551,335
                                 ==     ==    ========   ========   ==========   ========   ========   ==========

---------------

Note:

(1) Assumes no conversion of the Redeemable Convertible Preferred Stock into our common stock.

     Pursuant to laws and regulations in Korea, we may redeem our preferred stock to the extent of our retained earnings of the previous financial year, net of certain reserves. At this time, we expect that our future profitability should be adequate to provide us with sufficient capital resources to enable us to redeem our preferred stock pursuant to the scheduled maturities as described in the table above. In the event there is a short-term shortage of liquidity to make the required cash payments for redemption as a result of, among other things, failure to receive dividend payments from our operating subsidiaries on time, we plan to raise cash liquidity through the issuance of long-term debt in the Korean fixed-income market in advance of the scheduled maturity on our preferred stock. In addition, the Stock Purchase Agreement requires us to make cash payments of W652,284,172,800 two years from the closing subject to reduction if certain loan portfolio quality conditions existing as of December 31, 2002 under Korean GAAP are not maintained, and W166,516,375,496 two years from the closing, subject to reductions relating to the accuracy of representations and warranties contained in the Stock Purchase Agreement. As a result of uncertainties relating to loan quality conditions and possible breach of representations and warranties, it is impossible to predict at this time the actual amount of cash payments that will be due. To the extent we need to obtain additional liquidity, we plan to do so through the issuance of long-term debt and the use of our other secondary funding sources. See "Item 5. Operating and Financial Review and Prospects -- Shinhan Financial Group -- Liquidity and Capital Resources".

CAPITAL ADEQUACY

     Chohung Bank's capital adequacy ratios as of December 31, 2002 and June 30, 2003, calculated based on guidelines issued by the Financial Supervisory Commission, were 8.66% and 9.18%, respectively. Pursuant to the capital adequacy guidelines issued by the Financial Supervisory Commission, financial holding companies in Korea, including us, are required to maintain a minimum requisite capital ratio of at least 100%. Requisite capital ratio represents the ratio of net aggregate amount of our equity capital to aggregate amounts of requisite capital (all of which are described in "-- Supervision and Regulation -- Regulations Applicable to Financial Holding Companies -- Capital Adequacy"). Although our estimated requisite capital ratio as of September 30, 2003 is expected to decline as a result of our acquisition of Chohung Bank, we expect to continue to satisfy the minimum capital adequacy requirement. Our acquisition of Chohung Bank did not affect the capital adequacy ratios of our operating subsidiaries, including Shinhan Bank and Shinhan Card.

NEW MANAGEMENT OF CHOHUNG BANK

     At a shareholders' meeting held on August 26, 2003, the shareholders of Chohung Bank, including the Group, approved the nomination of a new management of Chohung Bank consisting of standing and non-standing directors.

  STANDING DIRECTORS

     Chohung Bank's standing directors are as follows.

NAME                   AGE   POSITION                              DIRECTOR SINCE    DATE TERM ENDS
----                   ---   --------                              --------------    ---------------
Dong Soo Choi........  57    Chairman of the Board,                August 26, 2003   August 25, 2006
                             President and Chief Executive
                             Officer
Sang Woo Kim.........  56    Standing Auditor                      March 9, 2001     March 8, 2004

     Dong Soo Choi is the Chairman of the Board, President and Chief Executive Officer of Chohung Bank. Prior to being elected to his current position in August 2003, he served as a Deputy President and Head of

Chohung Bank from 1998 to 1999. Mr. Choi also served as a senior vice president of LG Merchant Bank from 1996 to 1998. Mr. Choi received a B.A. in business administration from Seoul National University.

     Sang Woo Kim is the Standing Auditor of Chohung Bank. Prior to being elected to his current position in August 2003, he served as an Assistant Deputy Governor of the Financial Supervisory Service. Mr. Kim also served as the head of planning and coordination at the Office of Bank Supervision, the predecessor of the Financial Supervisory Service in 1998 and 1999. Mr. Kim received a law degree from Seoul National University.

NON-STANDING DIRECTORS

     Chohung Bank's non-standing directors are selected based on the candidates' talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, seven non-standing directors are in office.

     Chohung Bank's non-standing directors are as follows.

NAME                                                AGE   DIRECTOR SINCE      DATE TERM ENDS(1)
----                                                ---   --------------      -----------------
Jong Hyuk Kim.....................................  61    March 9, 2001       March 28, 2004
Wan Young Yu......................................  59    March 9, 2001       March 28, 2004
Chang Seong Jang..................................  46    March 9, 2001       March 28, 2004
Jeong Myung Lee...................................  60    March 29, 2002      March 28, 2004
Jin Soon Lee......................................  53    March 29, 2002      March 28, 2004
Woo Jin Kim.......................................  38    March 29, 2002      March 28, 2004
Young Hwi Choi....................................  57    September 5, 2003   September 4, 2004

---------------

Note:

(1) The date on which each term will end will be the date of the general stockholders' meeting in the relevant year.

     Jong Hyuk Kim is a non-standing director of Chohung Bank. Mr. Kim is currently an adjunct professor of monetary finance at Sungkyunkwan University. Mr. Kim began his banking career by joining the Bank of Korea in 1964 and served in various positions until 1999 when he joined Kangwon Bank as its Standing Auditor. Mr. Kim received a B.A. in public administration from Seoul National University. Mr. Kim also received a M.A. and Ph.D. in economics from La Trobe University in Australia.

     Wan Young Yu is a non-standing director of Chohung Bank. Mr. Yu is currently the President of Orion Electric Co., Ltd., prior to which Mr. Yu served as the President of Eastel Systems from 1999. Mr. Yu served as a senior executive vice president of LG Group and LG telecommunications in 1996 and 1998, respectively. Mr. Yu received a B.S. in electric engineering from Seoul National University. Mr. Yu also received a M.A. and Ph.D. from Case Western Reserve University.

     Chang Seong Jang is a non-standing director of Chohung Bank. Mr. Jang is currently the general manager of the resolution planning department of the Korea Deposit Insurance Corporation. Mr. Jang served in various positions, including the general manager of risk management department in 1999 and the general manager of planning and coordination department in 2000. Mr. Jang received a B.A. in mathematics from Seoul National University. Mr. Jang also received a M.S. in statistics from Seoul National University and a M.S. in science management from Korea University.

     Jeong Myung Lee is a non-standing director of Chohung Bank. Mr. Lee is currently the General Secretary of the Korean Commission of the International Press Institute. Previously, Mr. Lee has served as an advisor to Yonhap News since 1998. Mr. Lee received a B.A. in economics from Sogang University.

     Jin Soon Lee is a non-standing director of Chohung Bank. Mr. Lee is currently a professor at the College of Business Administration of Soongsil University. Mr. Lee previously served as an Appointed

Member of the Presidential Commission on Education & Human Resource Policy. Mr. Lee received a B.A. in International Trade & Business from Seoul National University. Mr. Lee also received a M.A. and Ph.D. in economics from University of Wisconsin.

     Woo Jin Kim is a non-standing director of Chohung Bank. Mr. Kim is currently a researcher of Korea Institute of Finance. Mr. Kim began his banking career by joining the Korea Institute of Finance in 1997. Mr. Kim received a B.A. in economics from Seoul National University. Mr. Kim also received a MBA and Ph.D in business administration from New York University.

     Young Hwi Choi is a non-standing director of Chohung Bank. Mr. Choi is currently the President and Chief Executive Officer of the Group. Prior to being elected to his current position in 2003, Mr. Choi served as Director and Deputy President of Shinhan Financial Group and Deputy President of Shinhan Bank. Mr. Choi also serves as an outside director of Shinhan Bank. Mr. Choi began his banking career by joining the Bank of Korea in 1969. He served as a deputy director of the Ministry of Finance and Economy from 1978 to 1982, when he first joined Shinhan Bank as one of its incorporators. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined balance sheet data is derived from the audited consolidated balance sheets of the Group and Chohung Bank both appearing elsewhere in this registration statement. The unaudited pro forma combined balance sheet data has been prepared to reflect the combined financial position as if the acquisition occurred on December 31, 2002. The unaudited pro forma combined statement of income data is derived from the audited consolidated statements of income of the Group and Chohung Bank both appearing elsewhere in this registration statement. The unaudited pro forma combined statement of income data has been prepared as if the acquisition occurred on January 1, 2002.

     The following unaudited pro forma combined financial data give effect to the acquisition by the Group of Chohung Bank using the purchase method of accounting for business combinations, with the Group being the acquiring entity and Chohung Bank being the acquired entity. The operating results of Chohung Bank will be reflected in the Group's consolidated financial statements prospectively from August 19, 2003, the acquisition date. The acquisition transaction is more fully described in "-- Our Acquisition of Chohung Bank".

     You should read the unaudited pro forma combined financial data in conjunction with the historical audited financial statements and the related notes of the Group and Chohung Bank included elsewhere in this registration statement.

     The unaudited pro forma combined financial data appearing below is based on financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These principles require the use of estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. The unaudited pro forma combined financial data has been prepared based on the assumptions described in the notes thereto. The objective of the unaudited pro forma information is to provide information about the continuing impact of the acquisition by indicating how the transaction might have affected historical financial statements had it occurred as of December 31, 2002, with respect to the unaudited pro forma combined balance sheet, and as of January 1, 2002, with respect to the unaudited pro forma combined statement of income. The unaudited pro forma combined balance sheet and statement of income comprise historical financial data which has been retroactively combined to reflect the effect of the merger as described in the notes thereto and they do not reflect any adjustments to reflect significant trends or other factors that may be of relevance in considering future performance. Such trends and factors are discussed in "Item 5. Operating and Financial Review and Prospects -- Shinhan Financial Group -- Recent Developments -- Recent Events" and "-- Chohung Bank -- Recent Developments -- Recent Events".

     The unaudited pro forma combined financial data have been prepared for comparative purposes only and do not purport to be indicative of what the operating results and financial position would have been, had the acquisition between the Group and Chohung Bank actually taken place as of and for the periods indicated.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 2002

                                                                                 PRO FORMA
                                 HISTORICAL           ----------------------------------------------------------------
                          -------------------------                                         PURCHASE
                                          CHOHUNG      INTERCOMPANY       FAIR VALUE       ACCOUNTING
                              SFG          BANK       ELIMINATIONS(1)   ADJUSTMENTS(2)   ADJUSTMENTS(3)     COMBINED
                          -----------   -----------   ---------------   --------------   --------------   ------------
                                                              (IN MILLIONS OF WON)
ASSETS
Cash and cash
  equivalents...........  W   282,324   W 1,862,750      W      --         W     --       W   (14,833)    W  2,130,241
Restricted cash.........    1,365,358     1,244,519             --               --                --        2,609,877
Interest-bearing
  deposits in banks.....      124,764       177,109        (54,792)              --                --          247,081
Call loans and
  securities purchased
  under resale
  agreements............      575,533       466,496            (15)              --                --        1,042,014
Trading assets..........    1,064,931     1,193,897        (13,847)              --                --        2,244,981
Securities:
  Available-for-sale
    securities..........    8,736,708     9,623,847        (53,379)              --                --       18,307,176
  Held-to-maturity
    securities..........    4,407,677            --         (8,921)              --                --        4,398,756
Loans, net..............   44,139,270    43,436,502        (39,904)         194,049                --       87,729,917
Customers' liability on
  acceptances...........      927,933     1,383,595             --               --                --        2,311,528
Premises and equipment,
  net...................      828,438       692,842             --          572,444                --        2,093,724
Goodwill and intangible
  assets................      219,471            --             --               --           179,374          398,845
Security deposits.......      466,129       460,192             --               --                --          926,321
Other assets............    1,647,594     3,460,054             --           83,391                --        5,191,039
Core deposit intangible
  acquired..............           --            --             --               --           998,099          998,099
Credit card relationship
  intangible acquired...           --            --             --               --           165,279          165,279
                          -----------   -----------      ---------         --------       -----------     ------------
  Total assets..........  W64,786,130   W64,001,803      W(170,858)        W849,884       W 1,327,919     W130,794,878
                          ===========   ===========      =========         ========       ===========     ============
LIABILITIES AND
  STOCKHOLDERS' EQUITY
LIABILITIES
Deposits
  Interest-bearing......  W35,886,059   W42,371,268      W (54,792)        W217,529       W        --     W 78,420,064
  Noninterest-bearing...    1,162,528     1,903,033             --               --                --        3,065,561
Trading liabilities.....      131,012        82,563         (6,833)              --                --          206,742
Acceptances
  outstanding...........      927,933     1,383,595             --               --                --        2,311,528
Short-term borrowings...    6,994,596     5,524,743        (47,512)              --                --       12,471,827
Secured borrowings......    4,705,899     1,351,032             --            5,143                --        6,062,074
Long-term debt..........    8,234,652     6,461,151        (61,721)          48,561                --       14,682,643
Accrued expenses and
  other liabilities.....    3,192,965     3,535,478             --          228,491           370,330(4)     7,327,264
Mandatorily redeemable
  preferred stock.......           --            --             --               --         1,662,355(5)     1,662,355
                          -----------   -----------      ---------         --------       -----------     ------------
  Total liabilities.....  W61,235,644   W62,612,863      W(170,858)        W499,724       W 2,032,685     W126,210,058
                          -----------   -----------      ---------         --------       -----------     ------------
Minority interest.......      287,879        16,190             --               --           274,001(6)       578,070
Redeemable convertible
  preferred stock.......           --            --             --               --           744,143(7)       744,143
STOCKHOLDERS' EQUITY
Common stock............    1,461,806     3,395,592             --               --        (3,395,592)(8)    1,461,806
Additional paid-in
  capital...............    1,048,085     1,721,536             --               --        (1,721,536)(8)    1,048,085
Retained earnings.......    1,076,906    (3,924,904)            --               --         3,924,904(8)     1,076,906
Accumulated other
  comprehensive income,
  net of taxes..........       70,361       180,526             --               --          (180,526)(8)       70,361
Less: treasury stock, at
  cost..................     (394,551)           --             --               --                --         (394,551)
                          -----------   -----------      ---------         --------       -----------     ------------
    Total stockholders'
      equity............    3,262,607     1,372,750             --               --        (1,372,750)       3,262,607
                          -----------   -----------      ---------         --------       -----------     ------------
    Total liabilities,
      minority interest
      and stockholders'
      equity............  W64,786,130   W64,001,803      W(170,858)        W499,724       W 1,678,079     W130,794,878
                          ===========   ===========      =========         ========       ===========     ============

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                                                        PRO FORMA
                                                                       --------------------------------------------
                                                  HISTORICAL                              PURCHASE
                                           -------------------------    INTERCOMPANY     ACCOUNTING
                                              SFG       CHOHUNG BANK   ELIMINATIONS(9)   ADJUSTMENTS      COMBINED
                                           ----------   ------------   ---------------   -----------     ----------
                                                         (IN MILLIONS OF WON, EXCEPT PER SHARE DATA)
INTEREST AND DIVIDEND INCOME
  Interest and fees on loans.............  W2,832,910    W3,343,140       W    (864)      W (24,114)(10) W6,151,072
  Interest and dividends on securities...     749,111       682,554        (272,021)             --       1,159,644
  Trading assets.........................      52,376        86,733         (33,126)             --         105,983
  Other interest income..................     100,903        38,464          (2,613)             --         136,754
                                           ----------    ----------       ---------       ---------      ----------
    Total interest income................   3,735,300     4,150,891        (308,624)        (24,114)      7,553,453
INTEREST EXPENSE
  Interest on deposits...................   1,401,348     1,438,849          (2,606)       (118,164)(10)  2,719,427
  Interest on short-term borrowing.......     252,912       222,719         (57,306)             --         418,325
  Interest on secured borrowings.........     242,663        98,458               0          (2,708)(10)    338,413
  Interest on long-term debt.............     390,760       344,574        (248,614)        (13,811)(10)    472,909
  Other interest expense.................      17,445            --                         120,891(11)     138,336
                                           ----------    ----------       ---------       ---------      ----------
    Total interest expense...............   2,305,128     2,104,600        (308,526)        (13,792)      4,087,410
NET INTEREST INCOME......................   1,430,172     2,046,291             (98)        (10,322)      3,466,043
  Provision for loan losses..............     236,219     1,384,749              --              --       1,620,968
  Provision for guarantees and
    acceptances..........................       9,841       (55,296)             --              --         (45,455)
  Net interest income after provision for
    loan losses, guarantees and
    acceptances..........................   1,184,112       716,838             (98)        (10,322)      1,890,530
NONINTEREST INCOME.......................                                        --              --
  Commissions and fees...................     473,895       485,129              --              --         959,024
  Net trust management fees..............     128,918        (8,663)             --              --         120,255
  Net trading profits....................      88,027        90,115              --              --         178,142
  Net gains on investment securities.....     143,347            --              98              --         143,445
  Other..................................     203,118       205,694              --              --         408,812
                                           ----------    ----------       ---------       ---------      ----------
    Total noninterest income.............   1,037,305       772,275              98              --       1,809,678
NONINTEREST EXPENSES
  Employee compensation and severance
    benefits.............................     357,149       332,622              --              --         689,771
  Depreciation and amortization..........     104,238        75,178              --         183,988(12)     363,404
  General and administrative expenses....     409,531       304,108              --              --         713,639
  Net losses on investment securities....          --        51,118              --              --          51,118
  Impairment loss on goodwill............     137,002            --              --              --         137,002
  Write-down of other investments........      31,133        69,774              --              --         100,907
  Credit card fees.......................      44,635       104,395              --              --         149,030
  Other..................................     217,836       318,686              --              --         536,522
                                           ----------    ----------       ---------       ---------      ----------
    Total noninterest expenses...........   1,301,524     1,255,881              --         183,988       2,741,393
  Income before income tax expense and
    minority interest....................     919,893       233,232              --        (194,310)        958,815
  Income tax expense.....................     320,316        74,771              --         (22,965)        372,122
  Minority interest......................      10,155         4,889              --              --          15,044
                                           ----------    ----------       ---------       ---------      ----------
  Net income.............................  W  589,422    W  153,572       W      --       W(171,345)     W  571,649
                                           ==========    ==========       =========       =========      ==========
NET INCOME PER COMMON SHARE(13)(14)
  Basic net income (in Won)..............       2,246           228                                           2,007
  Basic weighted average shares
    outstanding (in thousands)...........     262,480           674                                         262,480
  Diluted net income per share (in
    Won).................................       2,243           228                                           1,859
  Diluted weighted average shares
    outstanding (in thousands)...........     262,812           674                                         307,533

ACQUISITION OF CHOHUNG BANK

     On January 23, 2003, the Public Fund Oversight Committee (the "PFOC"), a unit within Korea's Ministry of Finance and Economy, which determined the preferred bidder in connection with KDIC's contemplated disposition of its 80.04% equity interest in Chohung Bank, chose the Group as the preferred bidder to become the purchaser of KDIC's equity interest in Chohung Bank.

     On July 9, 2003, as a result of the bid negotiations with the PFOC, the Group entered into a Stock Purchase Agreement ("Agreement") with KDIC to purchase from KDIC 543,570,144 shares of Chohung Bank's common stock, which constitutes 80.04% of the issued and outstanding common stock of Chohung Bank, Korea's oldest bank, providing both retail and commercial banking services. The closing date of the acquisition was August 19, 2003 ("Closing Date"). The purchase price is approximately W2,446,138 million.

     The acquisition will be accounted for under the purchase method of accounting for business combinations. The Group's proportionate share of Chohung Bank's asset and liabilities will be recorded at fair value, with the excess of purchase price over the Group's proportionate share of fair value of net assets representing goodwill.

     The numbered paragraphs below refer to corresponding item numbers set forth in the pro forma combined balance sheet and income statement.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     (1) As of December 31, 2002, intercompany balances consisted principally of unsettled deposits, loans, securities, and borrowings.

     (2) The fair value adjustments applied to the Group's proportionate share of the assets and liabilities to be acquired of Chohung Bank are estimates of fair value, determined as follows:

  ASSETS

     - Loans, net: Fair value is determined using discounted cash flows based on current rates at which similar loans would be made to borrowers for the same maturities;

     - Premises and equipment, net: Fair value adjustment to premises and equipment solely relate to Chohung Bank's land and buildings, as the net book values of other fixed assets approximate respective fair values as of December 31, 2002. The fair value adjustment for land and buildings as of December 31, 2002 was 485,248 million Won and 87,196 million Won, respectively. The fair value of Chohung Bank's land and buildings were determined as of December 31, 1998 by independent valuation specialists in connection with a revaluation under Korean GAAP. For purposes of estimating the fair value of Chohung Bank's land and buildings as of December 31, 2002, the change in the price index of real properties between January 1, 1999 and December 31, 2002 was applied to the fair value of individual properties as of December 31, 1998, based on geographical location and category type. The price index of real properties is published annually by the Korean tax authority, based on annual appraisals conducted by independent appraisers hired by the Korean Ministry of Construction and Transportation and local governmental agencies; and

     - Other assets: Fair value adjustments consist primarily of deferred tax assets related to the fair value adjustments of Chohung Bank liabilities.

  LIABILITIES

     - Interest-bearing deposits: Fair value is determined using discounted cash flows based on rates offered for deposits with similar maturities;

     - Secured borrowings and long-term debt: Fair value is determined based on discounted cash flows based on current rates for issues of similar maturities; and

     - Other liabilities: Fair value adjustment consists of deferred tax liabilities related to the fair value adjustments of Chohung Bank's assets.

     (3) Purchase price allocation and goodwill (in millions of Won):

     ESTIMATED FAIR VALUES OF CONSIDERATION

Cash........................................................   W  900,000(a)
Redeemable preferred stock..................................      777,188(b)
Redeemable convertible preferred stock......................      744,143(c)
Direct acquisition costs....................................       24,807(d)
                                                               ----------
     Total purchase price...................................   W2,446,138
                                                               ==========

          (a) The Group issued new shares of redeemable preferred stock through a public offering in Korea for cash on the Closing Date to fund the cash portion of the consideration paid to KDIC (Note 5).

          (b) The Group issued 46,583,961 new shares of redeemable preferred stock to KDIC ("RPS"). The estimated fair value of the RPS is determined based on the present value of the cash dividend and principal payment streams. The RPS was issued in five series on August 18, 2003, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period ("RPS Final Redemption Date"), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each RPS will be given one voting right.

          (c) The Group issued 44,720,603 new shares of redeemable convertible preferred stock to KDIC ("RCPS"). The estimated fair value of the RCPS is determined based on the present value of the cash dividend and principal payment streams as well as the conversion feature valued using a binomial option model. The RCPS was issued in three series on August 18, 2003, redeemable at any time after the fourth anniversary date of the issue date and from time to time until the fifth anniversary date of the issue date ("RCPS Final Redemption Date"). If there is any RCPS outstanding on the last day of the redemption period, the Group is obligated to redeem the outstanding RCPS to the extent that distributable profits are available for the purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RCPS on the RCPS Final Redemption Date, the RCPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RCPS at any time during the redemption period. KDIC may convert the RCPS into newly issued common stock of the Group at a conversion ratio of 1:1, based on a scheduled conversion after the first anniversary date of the issue date until the fourth anniversary of the issue date. The holder of RCPS will not have any voting rights, unless dividends on the RCPS are not distributed in any given year, in which case each RCPS will be given one voting right.

          (d) Represents estimated direct acquisition costs.

     In addition, the Agreement stipulates that the Group will pay KDIC certain contingent consideration, the amount of which cannot be determined. The first element of contingent consideration, referred to as the Asset Indemnity, relates to reimbursement of 80.04% of future credit losses related to certain acquired assets. The second element of contingent consideration, referred to as the General Indemnity, relates to reimbursement of losses from certain preacquisition contingencies and breach of representations and warranties of the Agreement. The third element of contingent consideration relates to a profit earn-out.

     - A payment of 652,284 million Won will be made to KDIC on the second anniversary of the Closing Date. This amount will, be reduced by an amount equal to 80.04% of certain future credit losses related to acquired corporate and credit card loans, including loans sold with recourse to the Korea Asset Management Corporation, plus accrued interest, occurring between December 31, 2002 and the end of the last quarter before the second anniversary of the Closing Date. The amount of this payment is dependent upon future events and is not reasonably estimable.

     - A payment of 166,516 million Won will be paid to the KDIC on the second anniversary of the Closing Date. This amount will be reduced by losses incurred by the Group related to certain contingencies occurring within the period commencing on the Closing Date and ending on the second anniversary of the Closing Date, plus accrued interest. These losses include any settlement of contingencies that existed but were unknown prior to the Closing Date, losses from any breach of representations and warranties of the Agreement, and losses incurred on certain loans sold with recourse prior to the Closing Date, which are not covered under the Asset Indemnity. The amount of this payment is dependent upon future events and is not reasonably estimable.

     - A profit earn-out amount equal to 20% of Chohung Bank's consolidated net income for the years ended December 31, 2004, 2005 and 2006, in the aggregate and determined under Korean GAAP, in excess of 1,800,000 million Won. In the event that Chohung Bank's operation is merged into that of Shinhan Bank's, the net income used for the calculation for the year in which the two entities are merged would be equal to the combined net income of Shinhan Bank and Chohung Bank for the two years prior to the merger.

     In accordance with the Agreement, KDIC also has the right to override the conversion schedule and convert all its RCPS in the event of a qualifying public offering of the Group's common stock ("QPO") provided that in no event can KDIC convert its RCPS within one year of the Closing Date. A QPO is defined as a public offering of the Group's common stock that (i) is made to the public prior to December 11, 2004 exclusively for cash, (ii) has an aggregate offer price in excess of US$200 million, (iii) provides the Group with a public float in excess of US$1 billion immediately after the public offering, and (iv) has more than 100 institutional investors or qualified institutional buyers. In the event of a QPO, KDIC may convert all its RCPS into the Group's common stock at a conversion ratio of 1:1. The Group agreed to pay KDIC the difference between 18,086 Won per share and 118% of the market price of its common stock at the date of a QPO conversion. Since it is uncertain when, if at all, a QPO event will ever occur, this guarantee represents a contingent liability for the Group that cannot be determined and accrued for at the Closing Date.

  ALLOCATION OF PURCHASE PRICE

                                                               (IN MILLIONS OF WON)
                                                               --------------------
Total purchase price........................................        W2,446,138
Less (Add):
  Group's proportionate share of fair value of Chohung
     Bank's net tangible assets.............................         1,448,909(e)
  Core deposit intangible asset acquired....................           998,099(f)
  Credit card relationship intangible asset acquired........           165,279(f)
  Deferred tax liability related to intangible assets
     acquired...............................................          (345,523)(g)
                                                                    ----------
     Total fair value of net assets acquired................         2,266,764
                                                                    ----------
Goodwill....................................................        W  179,374
                                                                    ==========

          (e) The Group's proportionate share of the fair value of net tangible assets include a deferred tax asset and deferred tax liability of W80,556 million and W228,491 million, respectively, related to the fair value adjustments.

          (f) Estimated fair value of core deposit intangible asset and credit card relationship intangible asset acquired as of December 31, 2002, based on an independent valuation report.

          (g) Deferred tax liability created as a result of core deposit intangible asset and credit card relationship intangible asset acquired, assuming a statutory tax rate of 29.7%

     (4) Purchase accounting adjustments to Accrued expenses and other liabilities include the following (in millions of Won):

Direct acquisition costs....................................   W 24,807
Deferred tax liability related to intangible assets
  acquired..................................................    345,523
                                                               --------
     Total..................................................   W370,330
                                                               ========

     We do not anticipate any restructuring or reorganization activities in connection with the acquisition of Chohung Bank that would require the recognition of any restructuring or merger-related charges since we will operate Chohung Bank separately and not combine or merge its operations with those of Shinhan Bank, historically our principal banking subsidiary, for a period of three years following our acquisition of Chohung Bank. See "-- Our Acquisition of Chohung Bank -- Strategy, Organization and Timetable for Integrating Chohung Bank and Shinhan Bank and Effecting a Merger".

     (5) Mandatorily redeemable preferred stock includes the following (in millions of Won):

SFG redeemable preferred stock to be issued to the public,
  net of estimated issuance costs of 14,833 million Won
  (Note 3a).................................................   W  885,167
SFG redeemable preferred stock to be issued to KDIC (Note
  3b).......................................................      777,188
                                                               ----------
     Total..................................................   W1,662,355
                                                               ==========

     In accordance with Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), Accounting for Financial Instruments with Characteristics of both Liabilities and Equity, preferred stock issued after May 31, 2003 that represents an unconditional obligation and must be redeemed on a specified date shall be classified as a liability.

     (6) To record the minority interest of 19.96% in Chohung Bank based on book value of Chohung Bank's net assets.

     (7) In accordance with SFAS No. 150, redeemable preferred stock that is also convertible into common stock is not mandatorily redeemable as defined under SFAS No. 150, as it will be redeemed only if not converted. As such, the redeemable convertible preferred stock to be issued to KDIC (Note 3c) is classified between the liabilities and equity sections of the balance sheet rather than as a liability.

     (8) To eliminate share capital of Chohung Bank.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

     (9) Intercompany eliminations consist principally of interest income or expense related to various lending and financing transactions entered into during the normal course of business.

     (10) Includes the amortization/accretion of the premium/discount arising from the difference between the carrying values and fair values of Chohung Bank's loans, deposits, and debentures acquired, calculated based on the weighted average maturity of each financial instrument.

     (11) Adjustment to other interest expense consists of the following (in millions of Won):

Amortization of estimated issuance costs related to SFG's
  redeemable preferred stock to be issued to the public.....   W  3,903
Accretion of discount and accrual of 2002 dividends on
  mandatorily redeemable preferred stock to be issued to the
  public....................................................     63,000
Accretion of discount and accrual of 2002 dividends on RPS
  to be issued to KDIC......................................     53,988
                                                               --------
     Total..................................................   W120,891
                                                               ========

     (12) Adjustment to depreciation and amortization includes (i) additional depreciation expense of W1,959 million from the increase in fair value of Chohung Bank's premises and equipment and (ii) amortization expense of W154,619 million and W27,410 million related to the acquired core deposit intangible asset and the credit card relationship intangible asset, respectively. The core deposit intangible asset has an estimated useful life of 13 years and the credit card relationship intangible asset has an estimated useful life of 11 years. They are amortized on an accelerated basis.

     (13) To derive the combined pro forma net income available to common stockholders, combined pro forma net income has been reduced by (i) the accretion of the discount arising from the difference between the redemption amounts and the fair values of SFG redeemable convertible preferred stock to be issued and (ii) the accrual for 2002 dividends on the redeemable convertible preferred stock to be issued (in millions of Won):

Combined pro forma net income...............................   W571,649
Less accretion of discount and accrual of 2002 dividends on
  SFG RCPS to be issued to KDIC.............................    (44,747)
                                                               --------
Combined pro forma net income available to common
  stockholders -- Basic.....................................    526,902
Add back accretion of discount and accrual of 2002 dividends
  on SFG RCPS to be issued to KDIC, as if converted.........     44,747
                                                               --------
Combined pro forma net income available to common
  stockholders -- Diluted...................................   W571,649
                                                               ========

     (14) Shares used for the computation of diluted earnings per share of the combined entity reflects the following (in thousands):

Basic weighted average shares outstanding...................   262,480
Add:
  RCPS of SFG...............................................    44,721
  Dilutive warrants on SFG bonds............................       288
  SFG share options.........................................        44
                                                               -------
Diluted weighted average shares outstanding.................   307,533
                                                               =======

                  BUSINESS OVERVIEW OF SHINHAN FINANCIAL GROUP

     Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP and does not include information regarding Chohung Bank, which information is contained under "-- Business Overview of Chohung Bank".

     In the overview of the Group's business that follows, we provide you with information regarding the Group's branch network and other distribution channels and a detailed look at our principal group activities.

OUR BRANCH NETWORK AND DISTRIBUTION CHANNELS

     Through branches maintained at various levels of our subsidiaries, the Group offers a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of the Group's domestic branch network, according to the Group's principal subsidiaries with branch networks, as of December 31, 2002.

                                       SHINHAN BANK
                                    ------------------                  GOOD MORNING      SHINHAN
                                    RETAIL   CORPORATE   JEJU BANK   SHINHAN SECURITIES   CARD(1)   TOTAL
                                    ------   ---------   ---------   ------------------   -------   -----
Seoul and metropolitan............   143(2)      45           1              40               8      237
Kyunggi Province..................    53         10          --              14               1       78
Six major cities:
  Inchon..........................    15          4          --               2               1       22
  Busan...........................    11          4           1               7               1       24
  Kwangju.........................     5          1          --               3               1       10
  Taegu...........................     6          3          --               5               1       15
  Ulsan...........................     4          1          --               2              --        7
  Taejon..........................     4          1          --               4               1       10
                                     ---        ---         ---             ---             ---      ---
     Sub-total....................    45         14           1              23               5       88
                                     ---        ---         ---             ---             ---      ---
Others............................    23          8          30              18              --       79
                                     ---        ---         ---             ---             ---      ---
       Total......................   264         77          32              95              14      482
                                     ===        ===         ===             ===             ===      ===

---------------

Notes:

(1) Represents sales offices focusing on attracting new customers.

(2) Includes two private banking centers.

  BANKING BRANCH NETWORK

     As of December 31, 2002, Shinhan Bank had 341 branches in Korea. Shinhan Bank's branch network is designed to focus on providing one-stop banking services tailored to one of the three customer categories: retail customers, small- and medium-sized enterprises customers and large corporate customers. Under the customer oriented branch network, branch officers operate under the sole and independent supervision of their respective division profit centers, providing one-stop banking services tailored to their respective customer groups. Of the 341 total domestic branches, three branches specialize in serving large corporations, 74 branches concentrate on small- and medium-sized enterprises and 264 branches focus on retail customers. The Group believes that by targeting specific service areas and offering differentiated services to each group of customers will improve its profitability and productivity.

  Retail Banking Branches

     In Korea, retail transactions are generally conducted in cash, although credit card use is increasing, and conventional checking accounts are not offered or used as widely as in other countries. Shinhan Bank's 264 retail branches are principally located near Seoul and its metropolitan area to target and service high net worth individuals.

     The Group's private banking relationship managers are the representatives of the private banking corporate division to our clients. Working within target customer groups, they assist clients in developing individual investment strategies. The Group believes that its relationship managers help the Group foster enduring relationships with its clients. Private banking customers also have access to the Group's retail branch network and other general banking products the Group offers through its retail banking operations.

  Corporate Banking Branches

     In order to service corporate customers and attract high-quality borrowers, in particular from the small-and medium-sized enterprises sector, the Group has developed a relationship management system within its domestic branch network and strengthened its marketing capability. The Group believes that its relationship managers help the Group foster enduring relationships with its corporate customers, the small- and medium-sized enterprises in particular. Recently, as part of an effort to centralize our resources and institutional knowledge with respect to the Group's corporate customer base, the Group has reduced the number of its banking branch offices that offer services to large corporate customers. The Group expects its headquarters to be much better positioned to effect policies and business strategies throughout its branch network. This should lead to greater efficiency and better services being provided to these customers. In addition, the Group has three corporate branches solely dedicated to large corporate customers, all of which are located in Seoul.

  Self-Service Terminals

     In order to complement the Group's branch network, the Group has established an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. As of December 31, 2002, Shinhan Bank had 1,037 cash dispensers and 1,175 ATMs, which are part of a larger national and international network of ATMs. The Group has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. The Group believes that the use of its automated banking machines has increased in recent years. The Group estimates that, in 2002, automated banking machine transactions accounted for approximately 38% of its total deposit and withdrawal transactions.

     The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of the Group's ATMs and cash dispensers.

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
ATMs and cash dispensers....................................    2,064      2,212
Number of transactions (millions)...........................      103        117
Fee revenue (billions of Won)...............................   W   14     W   19

  Electronic Banking

     Since launching Korea's first internet banking service in July 1999, the Group has been widely acknowledged in the print and electronic media as the internet banking leader among Korea commercial banks. The Group's internet banking services are more comprehensive than those available at the counter, including such services as 24 hour account balance posting, real-time account transfer, overseas remittance and loan requests. Consistent with the fact that Korea has the highest internet supply rate in the world and an active e-business market, internet banking has continued to grow at a rapid pace. In 2002, internet banking made up 19.8% of total banking transactions, an increase from 14.3% in 2001 and 7.5% in 2000. In the case of loans, in particular, an average of approximately 15,000 requests are made per month, twice as many as the number made through the branch channels. Among the electronic banking service customers in 2002, 1,033,000 were retail customers and 55,000 were corporate customers.

     The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to the Group's retail and corporate customers.

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
TELEPHONE BANKING(1):
  Number of users...........................................   382,305    792,317
  Number of transactions (in thousands).....................    25,362     27,792
INTERNET BANKING(1):
  Number of users...........................................   349,872    741,552
  Number of transactions (in thousands).....................    24,055     45,125
Total fee revenue (millions of Won).........................  W  9,133   W 13,244

---------------

Note:

(1) Includes 445,100 users who were simultaneously using both telephone banking and internet banking.

     In line with the Group's strategy to provide high quality and comprehensive customer service, the Group is in the process of establishing a group-wide integrated call center designed to provide comprehensive customer service and marketing.

 Overseas Branch Network

     The table below sets forth Shinhan Bank's overseas banking subsidiary and branches.

BUSINESS UNIT                                         LOCATION         YEAR ESTABLISHED OR ACQUIRED
-------------                                   --------------------   ----------------------------
Subsidiary
  Shinhan Finance Limited.....................  Hong Kong SAR, China               1990
Branches
  Tokyo.......................................                 Japan               1988
  Osaka.......................................                 Japan               1986
  Fukuoka.....................................                 Japan               1997
  New York....................................         United States               1989
  London......................................        United Kingdom               1991
  Ho Chi Minh City............................               Vietnam               1995
  Tianjin.....................................                 China               1996

     In addition, Shinhan Bank also plans to open a new branch in Shanghai, China in September 2003. The principal activities of Shinhan Bank's overseas branches and subsidiaries are providing trade financing and local currency funding for Korean companies and Korean nationals in the overseas market and providing foreign exchange services in conjunction with our headquarters. On a limited basis, Shinhan Bank's overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

 CREDIT CARD DISTRIBUTION CHANNELS

     As of December 31, 2002, Shinhan Card had 14 sales offices nationwide, which primarily focus on attracting new credit card customers. As part of the Group's strategy to focus on cross-selling of credit card products and services to our banking customers, the Group generally markets its credit card products and services to its credit card customers through its established retail distribution channels, primarily through Shinhan Bank's retail and corporate banking branch network, including automated transaction machines.

 SECURITIES BROKERAGE DISTRIBUTION CHANNELS

     The Group's Securities Brokerage Services is conducted principally through Good Morning Shinhan Securities. As of December 31, 2002, Good Morning Shinhan Securities had 95 branches nationwide and two overseas subsidiaries based in New York and London to service the Group's customers in this business. As of March 31, 2003, we reduced the number of these branches to 83.

     Approximately 42% of the Group's brokerage branches are located in the Seoul metropolitan area with a focus to attract high net worth individual customers and also to achieve synergy with the Group's retail and corporate banking branch network. In the corporate sector in particular, the Group continues to explore new opportunities through cooperation between Good Morning Shinhan Securities and the Investment Banking Division at Shinhan Bank.

OUR PRINCIPAL ACTIVITIES

     The Group's principal group activities consist of deposit-taking activities from its retail and corporate customers, which provide the Group with funding necessary to offer a variety of commercial banking, securities brokerage, investment banking and other financial services.

     The comprehensive financial services that the Group provides are:

     - Retail banking services

     - Credit cards services

     - Corporate banking services, comprised of two divisions:

      - Small- and medium-sized enterprises banking

      - Large corporate banking

     - Treasury and securities investment

     - Other banking services

     - Securities brokerage services

     - Other services, including leasing and equipment financing, investment trust management, regional banking, investment banking advisory, bancassurance and loan collection and credit reporting

     In addition to the above business activities, the Group has a corporate center at the group level to house those functions that support the cross-divisional management in our organization.

 DEPOSIT-TAKING ACTIVITIES

     The Group offers many deposit products that target different customer segments with features tailored to each segment's financial profile and other characteristics. The Group's deposit products principally include the following:

     - Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 4.9% of the Group's total deposits as of December 31, 2002 and paid average interest of 1.39% in 2002.

     - Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on the Korean Composite Stock Price Index (KOSPI). If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to seven years. Retail and corporate time deposits constituted approximately 54.3% of the Group's total deposits as of December 31, 2002 and paid average interest of 4.91% in 2002.

     - Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Retail and corporate installment deposits constituted approximately 4.8% of the Group's total deposits as December 31, 2002 and paid average interest of 6.07% in 2002.

     - Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from 0.0% to 3.8%. Retail and corporate savings deposits constituted approximately 28.5% of the Group's total deposits as of December 31, 2002 and paid average interest of 1.85% in 2002.

     - Marketable deposits, consisting of certificates of deposit, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to 365 days. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. The Group sells certificates of deposit on a discount to their face value, reflecting the interest payable on the certificates of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

     - Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. The Group offers foreign currency demand and time deposits and checking and passbook accounts in nine currencies.

     The Group also offers deposits which provide the holder with preferential rights to housing subscriptions under the Housing Construction Promotion Law, and eligibility for mortgage loans. These products include:

     - Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from W2 million to W15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

     - Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of W50,000 to W500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households.

     For information on the Group's deposits in Korean Won based on the principal types of deposits offered by Shinhan Bank, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Funding -- Deposits".

     The following table sets forth the number of the deposit customers of Shinhan Bank by category as well as the number of domestic branches as of the dates indicated.

                                                                   AS OF
                                                                DECEMBER 31,
                                                              ----------------
                                                               2001     2002
                                                              ------   -------
                                                               (IN THOUSANDS,
                                                              EXCEPT BRANCHES)
Retail deposit customers(1).................................  5,073     5,361
  Active retail deposit customers(2)........................  2,034     2,295
Corporate deposit customers.................................     83        93
Domestic branches...........................................    328       341

---------------

Notes:

(1) Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than W1 billion has been extended.
(2) Represents customers (i) whose average account balance is greater than W300,000, (ii) whose account balance is greater than W10,000 with more than five transactions during the last one month and (iii) who used their credit cards more than once during the last three months.

     The Group offers varying interest rates on its deposit products depending on the rate of return on its interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

     The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which currently ranges from 1% to 5%, based generally on the term to maturity and the type of deposit instrument. See "Item 4. Information on the Company -- Supervision and Regulation -- Principal Regulations Applicable to Banks -- Liquidity". The Monetary Policy Committee also regulates maximum interest rates that can be paid on certain deposits. Under the Korean government's finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea.

     The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of W50 million per depositor per bank. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to
Banks -- Deposit Insurance System".

 RETAIL BANKING SERVICES

 Overview

     The Group provides retail banking services primarily through Shinhan Bank which is the Group's largest and wholly-owned subsidiary, and, to a much lesser extent, through Jeju Bank, a regional commercial bank the Group acquired in April 2002. See "-- Other Banking Services" below. The consumer loans of Shinhan Bank amounted to W15,976 billion (not including credit cards) as of December 31, 2002, which represented approximately 96.8% of the Group's total consumer loans (not including credit cards) as of the same date.

     Retail banking services include mortgage, small business and consumer lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that the provision of modern and efficient retail banking services is important both in maintaining our public profile and as a source of fee-based income. The Group believes that its retail banking services and products will become increasingly important in the coming years as the domestic and regional banking sectors further develop and become more diverse. Retail banking has been and will continue to remain one of our core businesses. The Group's strategy in retail banking is to provide fast and comprehensive service to retail customers through increased automation and improved customer service, as well as a streamlined branch network focused on sales. The retail segment places an emphasis on targeting high net-worth individuals. As of December 31, 2002, the Group had approximately 400,000 high net-worth customers with over W70 million in deposits.

 Consumer Lending Activities

     The Group offers various consumer loan products, consisting principally of household loans, that target different segments of the population with features tailored to each segment's financial profile and other characteristics, including each customer's profession, age group, loan purpose, collateral requirements and the length of time a borrower has been a customer of the Group. Household loans consist principally of the following:

     - Mortgage and home equity loans, mostly comprised of mortgage loans which are loans to finance home purchases which are generally secured by the home being purchased (more than 92.4% of which have a maturity of five years or less that can be rolled over); and

     - Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans) and the terms of which vary based primarily upon the characteristics of the borrower and which are either unsecured or secured or guaranteed by deposits or a third party.

     For secured loans, including mortgage and home equity loans, the Group's policy is to lend up to 50%-70% of the appraisal value of the collateral, also by taking into account the value of any lien or other security interest that is prior to our security interest (other than petty claims). Due to the rapid increase in mortgage and home equity loans in Korea, the Financial Supervisory Commission recently has implemented certain regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks' maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks from instituting incentive-based marketing and promotion of housing loans.

     The Group plans to continue to increase the volume of such loans because the Group believes that these loans: (i) offer greater opportunities for growth,
(ii) have less risks and lower delinquency rates since risks are diversified with many retail borrowers with relatively smaller borrowed amounts and (iii) provide an opportunity for the Group to market its deposit products and credit cards.

     The following table sets forth the portfolio of the Group's consumer loans.

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                2001       2002
                                                              --------   ---------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
Consumer loans(1)
  Mortgage and home-equity loans(2).........................   W7,253     W11,539
  Other consumer............................................    3,537       4,962
Percentage of consumer loans to total gross loans...........    32.05%      36.63%

---------------

Notes:

(1) Before allowance for loans losses and excludes credit card accounts.

(2) Consumer loans related to housing including, among others, home equity loans and home mortgage loans.

     As of December 31, 2002, mortgage and home-equity loans and other consumer loans accounted for 69.93% and 30.07%, respectively, of the Group's consumer loans (excluding credit cards).

 Pricing

     The interest rates on the Group's consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using the Group's internal transfer price system, which reflects the Group's cost of funding in the market, further adjusted to account for the Group's expenses related to lending) or a fixed rate that reflects the Group's cost of funding, as well as our expenses related to lending. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower's credit score as determined during our loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. The Group can adjust the price to reflect the borrower's current and/or expected future contribution to the Group's profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay the Group an early termination fee of approximately 0.5% to 1.0% of the loan amount in addition to the accrued interest.

     As of December 31, 2002, the Group's three-month, six-month and twelve-month base rates were approximately 4.90%, 5.10% and 5.20%, respectively. As of December 31, 2002, the Group's fixed-rates for loans with a maturity of one year, two years and three years were 7.80%, 8.10% and 8.40%, respectively.

     As of December 31, 2002, approximately 68.7% of the Group's consumer loans were priced based on a floating rate and approximately 31.3% were priced based on a fixed rate. As of the same date, approximately 94.0% of the Group's consumer loans with maturity of over one year were priced based on a floating rate and approximately 6.0% were priced based on a fixed rate.

 Private Banking

     Historically, the Group has focused on customers with higher net-worth. The Group's retail banking services provide a private banking service to its wealthy clients who seek personal advice in complex financial matters. The Group's aim is to help enhance the private wealth and increase the financial sophistication of its clients by offering them advisory services on tax matters and legal affairs, portfolio/fund management services and tailored financial services.

     The Group believes that it was one of the first banks to initiate private banking in Korea. The Group opened its first Private Banking Center in Seoul in 2002 to serve the needs of high net worth customers, and the Group currently has two private banking centers both of which are located in Seoul metropolitan area. While the Group believes that the market for private banking services in Korea is still at an early stage of development, in connection with the Group's strategy to target high net worth retail customers, the Group's banking operation recently established a separate private banking team to further develop and improve our services in this area.

 CREDIT CARD SERVICES

 Overview
     As of December 31, 2002, the Group's total credit card balance outstanding was W2,763 billion, or 6.12% of the Group's total loans outstanding as of the same date.

     The use of credit cards in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial and economic difficulties of late 1990's and also as a result of government initiatives designed to promote the use of credit cards, such as providing tax benefits to businesses that accept credit cards and tax deductions for consumers up to certain amounts charged to credit cards. However, as credit card delinquencies in Korea have begun to increase since mid-2002, concerns have been raised regarding the rapid growth in credit card usage and significant deterioration in asset quality of the Korean credit card industry. Throughout 2002 and during the first half of 2003, the Financial Supervisory Commission strengthened regulations designed to address these concerns relating to the credit card industry. See "Item 3. Key Information -- Risk Factors -- Risks relating to our banking business -- Government regulation of our consumer and credit card operations has increased significantly which may materially and adversely affect our credit card and consumer operations," and "-- Supervision and Regulation".

     On June 4, 2002, Shinhan Bank spun-off its credit card business into Shinhan Card Co., Ltd., a "monoline" credit card subsidiary. Despite the spin-off, Shinhan Bank continues to manage a substantial portion of our credit card operations, including the collection of payments and receiving and processing of applications, pursuant to an agency agreement between the two subsidiaries.

 Products and Services

     The Group offers a variety of credit card products and services that target select customer profiles and focus on:

     - offering cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prizes and cash;

     - offering gold cards, platinum cards and other preferential members' cards which have a higher credit limit and provide additional services in return for a higher annual membership fee;

     - acquiring new customers through strategic alliances and cross-marketing with wholesalers and retailers;

     - encouraging increased use of credit cards by existing customers through special offers for dormant customers;

     - introducing new features to preferred customers, such as revolving credit cards, travel services and insurance;

     - developing fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet; and

     - issuing smart cards and preparing for a cardless business environment in which customers can use credit cards to make purchases by phone or over the Internet.

     Income from the credit card business consists of annual fees paid by cardholders, installment purchase fees, cash advance fees, interest on late and deferred payments and fees paid by merchants, with fees from merchants and cash advance fees constituting the largest source. Merchant discount fees, which are processing charges on the merchants, can be up to 4.5% of the purchased amount depending on the merchant used, with the average charge being 2.3%.

     In contrast to the United States and many other countries, where most credit cards are revolving cards that allow outstanding amounts to be rolled over from month to month so long as a required minimum percentage is repaid, credit card holders in Korea are required to pay for their purchases within approximately 20 to 50 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Credit card accounts that remain unpaid after this period are deemed to be delinquent accounts. Delinquent accounts are charged a penalty interest rate and monitored.

     In certain cases, credit card companies in Korea, including Shinhan Card, have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Shinhan Card rewrites a small number of card balances as a means of maximizing collection related to a relatively small number of borrowers who are suffering from temporary financial difficulties where Shinhan Card believes it is probable that all or substantially all principal and interest will ultimately be recovered. Credit card customers may apply for entry into the rewritten loan program (i) when the loan balance is past due three months and the borrower applying for entry into this program secures one or more guarantors meeting certain asset and credit quality criteria based on Shinhan Card's credit scoring system or (ii) when the loan balance is less than three months past due and the borrower pays off 10%, or 20% if the amount exceeds a certain threshold, of the balance due. If approved, Shinhan Card rewrites card balances including past due interest into card loans and amend the maturity and the repayment terms accordingly. Shinhan Card provides the borrower with the option of either repaying the rewritten balance either on a monthly installment basis over five years or as a term loan due at the end of one year. The rewritten credit card program is comprised of approximately 3,000 smaller homogenous loans. The Group segregates this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans was W8 billion and W37 billion as of December 31, 2001 and 2002, respectively, against which the Group recognized an allowance of W1 billion and W13 billion, respectively. See "-- Financial and Statistical Information" below.

     For purchases made by installments, the Group charges interest on unpaid installments at rates that vary according to the term of repayment.

 Customers and Merchants

     As the Group believes that internal growth through cross-selling can only be limited, the Group also seeks to enhance its market position by selectively targeting new customers with high net worth and good creditworthiness through the use of a sophisticated and market-oriented risk management system. Credit card applicants are screened and appropriate credit limits are assessed according to internal guidelines based on the Group's credit scoring system.

     The following table sets forth the number of customers and merchants of Shinhan Card as of the dates indicated.

                                                                     AS OF
                                                                  DECEMBER 31,
                                                              --------------------
                                                                2001        2002
                                                              --------    --------
                                                                 (IN THOUSANDS,
                                                              EXCEPT PERCENTAGES)
Number of credit card holders...............................   2,181       2,548
Personal accounts...........................................   2,105       2,463
Corporate accounts..........................................      76          85
Active ratio(1).............................................    47.0%       49.1%
Number of merchants.........................................     590       1,545

---------------

Note:

(1) Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

     As of December 31, 2002, the Group had a total of approximately 2,548,000 credit card customers, which represents an increase of approximately 868,000 customers from approximately 1,680,000 as of December 31, 2000. Of the total customers outstanding as of December 31, 2002, the number of platinum and gold card members, whose higher credit worthiness entitles them to certain benefits, was approximately 500,000 as of December 31, 2002.

     The number of the Group's merchants also increased from approximately 338,000 merchants as of December 31, 2000 to approximately 1,545,000 merchants as of December 31, 2002, primarily as a result of the Group's decision to develop its own credit card merchant network starting in July 2002.

 Financial and Statistical Information

     The following table sets forth certain financial and statistical information relating to the Group's credit card operations as of the dates or for the period indicated.

                                                              AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                              ---------------------
                                                               2001(1)     2002(1)
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Interest income:
  Installments..............................................   W    23     W    30
  Cash advances.............................................       120         185
  Card Loans(2).............................................        60          51
  Annual membership.........................................         5           8
  Revolving(3)..............................................         6           6
  Late payments.............................................        16          21
                                                               -------     -------
     Total..................................................   W   230     W   301
                                                               =======     =======
Credit card fees:
  Merchant fees(4)..........................................   W    82     W   110
  Other fees................................................        12          12
                                                               -------     -------
     Total..................................................   W    94     W   122
                                                               =======     =======
Charge volume:(5)
  General purchases.........................................   W 4,648     W 6,969
  Installment purchases.....................................       537         772
  Cash advances.............................................     5,007       8,119
                                                               -------     -------
     Total..................................................   W10,192     W15,860
                                                               =======     =======
Outstanding balance (at year end):(6)
  General purchases.........................................   W   635     W   970
  Installment purchases.....................................       179         305
  Cash advances.............................................       737         965
  Revolving purchases.......................................        41          42
  Card loans................................................       473         476
  Others....................................................         5           5
                                                               -------     -------
     Total..................................................   W 2,070     W 2,763
                                                               =======     =======
Average balance.............................................   W 1,807     W 2,371
Delinquent balances:
  From 1 day to 1 month.....................................   W   189     W   231
  Over 1 month:
     From 1 month to 3 months...............................   W    29     W    79
     From 3 months to 6 months..............................        16          48
     Over 6 months..........................................        --          --
                                                               -------     -------
       Sub-total............................................        45         127
                                                               -------     -------
          Total.............................................   W   234     W   358
                                                               =======     =======

                                                              AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                              ---------------------
                                                               2001(1)     2002(1)
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Delinquency ratios:(7)
  From 1 day to 1 month.....................................      9.13%       8.36%
  Over 1 month:
     From 1 month to 3 months...............................      1.40%       2.86%
     From 3 months to 6 months..............................      0.77        1.74
     Over 6 months(8).......................................        --          --
                                                               -------     -------
       Sub-total............................................      2.17        4.60
                                                               -------     -------
          Total.............................................     11.30%      12.96%
                                                               =======     =======
Rewritten loans(9)..........................................   W     8     W    37
Gross charge-offs...........................................   W    39     W    60
Recoveries..................................................        (7)        (17)
                                                               -------     -------
  Net charge-offs...........................................   W    32     W    43
                                                               =======     =======
Gross charge-off ratio(10)..................................      2.16%       2.53%
Net charge-off ratio(11)....................................      1.77        1.81

---------------

Notes:

(1) Prior to June 2002 when the credit card division of Shinhan Bank was spun off to create Shinhan Card, a separate credit card subsidiary, the Group's credit card operation was conducted by Shinhan Bank. As a result, the 2001 data represents the results of operation of Shinhan Bank's credit card division. The 2002 data presents collective results of credit card operations of Shinhan Bank's credit card division, Shinhan Card and Jeju Bank's credit card division.

(2) Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period. Card loans are provided by Shinhan Card's Visa cards.

(3) Revolving purchases were introduced in October 1998 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year).

(4) Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Shinhan Card (on behalf of customers) of sales proceeds to merchants, processing fees relating to sales and membership applications.

(5)   Represents the aggregate cumulative amount charged during the year.

(6)   Represents amounts before allowance for loan losses.

(7) Represents the ratio of delinquent balances to outstanding balances for the year.

(8) The Group's charge-off policy is to charge off all credit card balances which are 180 days past due.

(9) Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(10) Represents the ratio of gross charge-offs for the year to average balance for the year. The Group's charge-off policy is to write off all credit card balances which are 180 days past due.

(11) Represents the ratio of net charge-offs for the year to average balances for the year.

 Supervisory Statistical Information under Korean GAAP

     Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indexes. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. In addition, the Korean government has also revised the calculation formula for capital adequacy ratios and delinquency ratios applicable to credit card companies, imposing sanctions against credit card companies with capital adequacy ratios of 8% or below and/or delinquency ratios of 10% or above. These computations are all based on financial information prepared in accordance with Korean GAAP, as required by regulatory guidelines, which differs significantly from U.S. GAAP. As of December 31, 2001 and 2002, under Korean GAAP, Shinhan Card's delinquent balances (defined as credit card accounts delinquent for over 30 days) were W68 billion and W150 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 3.25% and 5.92%. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. Delinquent credit card balances that were rewritten as loans as of December 31, 2001 and 2002, under Korean GAAP, were W9 billion and W38 billion, respectively. Net charge-offs, under Korean GAAP, during 2001 and 2002 were W19 billion and W49 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balances for the year) of 1.05% and 2.12%. As of December 31, 2002, Shinhan Card's adjusted equity capital ratio was 10.86%.

 CORPORATE BANKING SERVICES

 Overview

     The Group conducts its corporate banking services primarily through Shinhan Bank. The following table sets forth the balances and percentage of our total lending attributable to the Group's corporate lending business as of the dates indicated.

                                                                         AS OF DECEMBER 31,
                                                             -------------------------------------------
                                                                     2001                   2002
                                                             --------------------   --------------------
                                                              (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Small- and medium-sized enterprises loans(1)...............   W11,690      34.7%     W14,649      32.5%
Large corporate loans......................................     9,115      27.1       11,139      24.7
                                                              -------      ----      -------      ----
  Total corporate loans....................................   W20,805      61.8%     W25,788      57.2%
                                                              =======      ====      =======      ====

---------------

Note:

(1) Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree.

     The Group's corporate banking services consist of two divisions:

     - small- and medium-sized enterprise banking; and

     - large corporate banking.

 Small- and medium-sized Enterprises Division
     The small- and medium-sized enterprise loans of Shinhan Bank amounted to W13,204 billion as of December 31, 2002, which represented approximately 90.1% of our total small- and medium-sized enterprise loans as of the same date. Under the Basic Act on Small and Medium-sized Enterprises and its Presidential Decree, small- and medium-sized enterprises are defined as companies which (i) do not have employees and assets exceeding the number or the amount, as the case may be, specified in accordance with their types of businesses in the Presidential Decree and (ii) do not belong to a conglomerate as defined in the Monopoly Regulations and Fair Trade Act. We presently have approximately 57,000 small- and medium-sized enterprises customers. The Group's small- and medium-sized enterprises business has historically focused on larger and well-established small- and medium-sized enterprises in Korea that prepared financial statements audited by independent auditors. This focus is based on our belief and historical observation that the larger and, in many cases, more sound businesses tend to engage independent auditors and strengthen investor confidence. As of December 31, 2002, the Group's small- and medium-sized enterprise banking operation was the largest among Korean banks in terms of the total amount of Won-denominated loans to small- and medium-sized enterprises that are audited by certified public accountants, with 3,708 customers and an estimated market share of 9.9%. As a result, the Group believes that its banking operation had the largest market share of small- and medium-sized enterprises customers subject to independent audit.

     The Group's small- and medium-sized enterprises banking business has traditionally been and will remain one of the Group's core businesses. However, the small- and medium-sized enterprise business is currently the focus of intense competition among large commercial banks and the opportunities for the Group to expand its business with more established small- and medium-sized enterprises have been reduced. During recent years, most of the nationwide banks have shifted their focus to or increased their emphasis on this type of lending, as opportunities in the large corporate and retail sectors diminish. While the Group expects the competition in this sector to intensify, the Group's established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment.

     The Group believes that it possesses the necessary elements to succeed in the small- and medium-sized enterprises market, including the Group's marketing capabilities (which the Group believes have provided the Group with significant brand loyalty) and the Group's credit rating system for credit approval. To increase and maintain the Group's market share of small- and medium-sized enterprises lending, the Group has:

     - positioned itself based on its accumulated expertise. Based on the Group's experience, the Group believes it has a better understanding of the credit risks embedded in this market segment and to develop loan and other products specifically tailored to the needs of this market segment;

     - begun operating a relationship management system to provide targeted and tailored customer service to small- and medium-sized enterprises. The Group has 78 corporate banking branches with relationship management teams. These relationship management teams market the Group's products and review and approve smaller loans that pose less credit risks; and

     - begun to focus on cross-selling the Group's loan products with other products. For example, when the Group lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell consumer loans or deposit products to the employees of those companies or to provide financial advisory services and other capital markets and investment banking services.

     An integral part of the Group's small- and medium-sized enterprise lending business focus is to maintain the growth and profitability of the Group's loans to small- and medium-sized enterprises by selectively increasing its customer base to include relatively smaller enterprises. The Group believes that lending to these customers presents a significant opportunity for growth but will also increase the Group's credit risk exposure relative to its existing customers in this segment.

 Large Corporate Division

     Large corporate loans of Shinhan Bank amounted to W10,787 billion as of December 31, 2002, which represented approximately 96.8% of the Group's total large corporate loans as of the same date. Large corporate customers include all corporate customers, other than small- and medium-sized enterprise customers, and all government corporations. As a late entrant into the Korean commercial banking industry, large corporate banking has not been a core business and the Group's focus of business in this customer sector has been on investments in corporate debt securities and fee-based businesses rather than conventional lending activities.

     In recent years, the Group's large corporate banking division has begun providing investment banking services. The Group provides services as an arranger, trustee and liquidity provider for asset-backed securities. The Group also participates in and administer syndicated loans and project financings. The Group provides advisory services in the area of social overhead capital projects such as highway, port, power and water and sewage projects, as well as equity and venture financing, real estate financing and mergers and acquisitions brokerage.

 Corporate Lending Activities

     The Group's principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans include discounted notes and trade financing. Facilities loans are provided to finance the purchase of equipment and the establishment of manufacturing plants. As of December 31, 2002, working capital loans and facilities loans accounted for 89.8% and 10.2%, respectively, of the Group's total corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five years in the case of secured loans. Facilities loans, which are generally secured, have a maximum maturity of ten years.

     Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2002, under Korean GAAP, secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 48.9% and 15.1%, respectively, of Shinhan Bank's Won-denominated loans to small- and medium-sized enterprises. Among the secured loans, approximately 88.5% were secured by real estate. As of December 31, 2002, under Korean GAAP, secured loans and guaranteed loans accounted for 6.8% and 2.7%, respectively, of Shinhan Bank's Won-denominated loans to large corporate customers. Among the secured loans, approximately 39.9% were secured by real estate.

     As of December 31, 2002, in terms of outstanding loan balance, 47.2% of the Group's corporate loans were extended to borrowers in the manufacturing industry, 15.3% were to borrowers in the retail and wholesale industry, 9.7% were to the borrowers in the real estate, leasing and service industry, 3.4% were to borrowers in the construction industry, and 6.2% were extended to borrowers in the finance and insurance industry.

     When evaluating the extension of loans to corporate customers, the Group reviews the corporate customer's creditworthiness, credit scoring, value of any collateral or third party guarantee. The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous three years. The Group revalues any collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

 Pricing

     The Group establishes the price for the Group's corporate loan products based principally on the Group's cost of funding and the expected loss rate based on a borrower's credit risk. The Group generally determines pricing of the Group's loans as follows:

     Interest rate = (The Group's periodic market floating rate or reference rate) plus transaction cost plus a credit spread plus risk premium plus or minus a discretionary adjustment rate.

     Depending on the situation and the Group's agreement with the borrower, the Group may use either the Group's periodic market floating rate or the reference rate as the base rate in calculating the Group's pricing. As of December 31, 2002, the Group's periodic market floating rates (which is based on a base rate determined for three-month, six-month, one-year, two-year, three-year or five-year periods derived using the Group's market rate system) were 4.90% for three months, 5.03% for six months, 5.20% for one year, 5.39% for two years, 5.61% for three years and 6.00% for five years. As of the same date, the Group's reference rate was 8.75%.

     Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund and education taxes.

     The credit spread is added to the periodic floating rate to reflect the expected loss from a borrower's credit rating and the value of any collateral or payment guarantee. In addition, we add a risk premium that is measured by the unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

     A discretionary adjustment rate is added or subtracted to reflect the borrower's current and/or future contribution to the Group's profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such. In addition, depending on the price and other terms set by competing banks for similar borrowers, the Group may reduce the interest rate the Group charges to compete more effectively with other banks.

     As of December 31, 2002, 54.5% of the Group's corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to the Group's periodic market rate.

 Electronic Corporate Banking

     The Group launched its electronic corporate banking services connecting the Group's corporate customers through dedicated subscriber lines in 1991. The Group has since developed its electronic corporate banking services to offer to the Group's corporate customers a web-based total cash management service through "Shinhan Bizbank". Shinhan Bizbank supports all types of banking transactions from basic transaction history inquiries and fund transfers to opening letters of credit and trade finance. The Group's products and services related to cash management include payment management, collection management, sales settlement service, acquisition settlement service, B2B settlement service, sweeping and pooling. By offering such information technology-related products services such as purchase cards, loans for purchasing goods, e-biz loans, and a B2B settlement service, the Group is able to continue to develop its image as one of the leaders in electronic corporate banking. Through the enhancement of Shinhan Bizbank and its cash management service, the Group intends to improve the support service system related to customer cash management. Shinhan Bizbank's services were being used by 49,261 corporations as of April 31, 2003 and its number of transactions and the aggregate transaction amount were 775,776 and W20,700 billion, respectively.

 TREASURY AND SECURITIES INVESTMENT

     The Group's treasury and securities investment business engages primarily in the following activities:

     - treasury;

     - securities investment and trading; and

     - derivatives trading.

 Treasury

     Treasury Department provides funds to all business operations and ensures the liquidity of the Group's banking operation. To secure long-term stable funds, we use reverse floating rate notes, structured financing, and other advanced funding methods. As for overseas funding, the department constantly explores the feasibility of raising funds in currencies other than the U.S. dollar, such as Japanese Yen and the Euro. In addition, the Group makes call loans and borrow call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding 100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

 Securities Investment and Trading

     The Group invests in and trades securities for its own account in order to maintain adequate sources of liquidity and generate interest and dividend income and capital gains. The Group's trading and investment portfolios consist primarily of Korean treasury securities and debt securities issued by Korean government agencies, local governments or certain government-invested enterprises and debt securities issued by financial institutions. The Group's equity securities consist of equities listed on the Korea Stock Exchange and KOSDAQ. For a detailed description of the Group's securities investment portfolio, see "-- Description of Assets and Liabilities -- Investment Portfolio".

 Derivatives Trading

     The Group provides and trades a range of derivatives products. The derivatives products that the Group offers include:

     - Interest rate swaps and options, relating to Korean Won interest rate risks;

     - Cross currency swaps largely for Korean Won against U.S. dollars, Japanese Yen and Euros; and

     - Foreign currency forwards, swaps and options.
     Shinhan Bank's trading volume in terms of notional amount was W33,862 billion and W53,705 billion in 2001 and 2002, respectively. The Group's derivative operations focus on addressing the needs of the Group's corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge the Group's risk exposure that results from such client contracts.

     The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposure that arise from its own assets and liabilities. Many of these nontrading derivative contracts, however, do not qualify for hedge accounting under U.S. GAAP and are accordingly accounted for as trading derivatives in the financial statements. In addition, on a limited basis, the Group engages in proprietary trading of derivatives within its regulated open position limits. See "-- Description of Assets and Liabilities -- Derivatives".

 OTHER BANKING SERVICES

     The revenue-generating activities in the Group's other banking services consist primarily of the Group's trust account management services and any gains and losses from the Group's overseas branches. As a result, the Group's discussion in this subsection will focus on the Group's trust account management services.

 Trust Account Management Services

 -- Overview

     The Group's trust account management services offer trust funds managed by the Group's banking operation consisting primarily of money trusts. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) the Group has investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers which give the Group specific directions as to the investment of trust assets. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because there are fewer regulatory restrictions on trust accounts than on bank account deposits, including no deposit reserve requirements, the Group has historically been able to offer higher rates of return on trust account products than on bank account deposits. Trust account products, however, generally require higher minimum deposit amounts and longer deposit periods compared with comparable bank account deposit products. Assets of the trust accounts are invested primarily in securities and loans, except that a greater percentage of the assets of the trust accounts are invested in securities compared to the bank accounts because trust accounts generally require more liquid assets due to their limited funding source compared to bank accounts. As a result of the recent low interest environment, the Group has not been able to offer attractive rates of return on its trust account products.

     Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts. See
"-- Supervision and Regulation". Trust accounts are regulated by the Trust Act and Trust Business Act of Korea and most nationwide commercial banks offer similar trust account products. The Group earns income from trust account management services, which is reflected in the Group's accounts as trust management fees. See "Item 5. Operating and Financial Review and Prospects".

     Under U.S. GAAP, the Group has not consolidated trust accounts in the Group's financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not our assets but customer assets. As of December 31, 2001 and 2002, under Korean GAAP the Group had total trust assets of W9,423 billion and W11,090 billion, respectively, comprised principally of securities investments of W5,549 billion and W5,610 billion, respectively, and loans in the principal amount of W529 billion and W271 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2001 and 2002, under Korean GAAP equity securities constituted 7.2% and 7.4%, respectively, of the Group's total trust assets. Loans made by trust accounts are similar in type to those made by the Group's bank accounts, except that they are made only in Korean Won. As of December 31, 2001 and 2002, under Korean GAAP approximately 55.0% and 78.0%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, company, industry and security type limitations.
     The balance of the money trusts managed by the Group's trust account business was W6,269 billion as of December 31, 2002 under Korean GAAP, showing a decrease of 3.9% compared to W6,524 billion as of December 31, 2001.

 -- Trust Products

     The Group's trust account management services offers to individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

     - Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. The Group receives any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves. The Group maintains two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development money trusts. Korean banks, including the Group, are restricted from establishing new general unspecified money trusts since January 1, 1996, and development money trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development money trusts has decreased substantially and most of development money trusts matured by the end of 2001 and most of general unspecified money trusts matured by the end of 2002. As of December 31, 2001 and December 31, 2002, under Korean GAAP development money trusts amounted to W3.6 billion and W0.9 billion, respectively and general unspecified money trusts amounted to an aggregate of W0.4 billion and W0.3 billion, respectively. See note 35 of the Group's consolidated financial statements as of and for the years ended December 31, 2001 and 2002 included in "Item 8. Financial Information".

     - Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which the Group does not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, the Group is entitled to receive fixed fees. The Group also receives commissions upon the termination of trust accounts prior to their stated maturities. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past, resulting in lower commissions from early termination.

     The Group is required to set aside allowances for trust assets which are not marked to market and provide special reserves under Korean GAAP for principal guaranteed variable rate trust accounts in addition to guaranteed fixed rate trust accounts. Provisions for variable rate trust assets that are not marked to market are reflected in the rate of return to customers, and thus, have no impact on the Group's income while provisions for guaranteed fixed rate trust accounts could reduce the Group's income in case of a deficiency in the payment of the guaranteed amount. The Group provides special reserves with respect to guaranteed fixed rate and principal-guaranteed variable rate trust account credits by deducting the required amounts from trust fees for such trust accounts in accordance with the Trust Act and Trust Business Act of Korea.

     Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) new pension trusts,
(ii) new personal pension trusts and (iii) retirement trusts.

     Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from the Group's bank accounts. The Group made no such payments from the Group's bank accounts to cover such deficiencies during 2002 and 2001, primarily due to a decrease in the balance of the Group's guaranteed fixed rate trust accounts, as a result of the legal prohibition against providing such accounts beginning in 1996 with respect to general unspecified money trusts and beginning in 1999 for development money trusts, as well as the improving economic condition in Korea. The decrease in the balance of the Group's guaranteed fixed rate trust accounts, in turn, has generally translated into a decrease in non-performing credits. There can be no assurance, however, that such transfers will not be required in the future.

 -- Distribution Channels and Marketing

     The Group distributes its trust products primarily through the branch network of the Group's retail banking services. See "-- Our Branch Network and Distribution Channels" above.

 SECURITIES BROKERAGE SERVICES

 Overview

     The Group's securities brokerage services provide a full range of brokerage services, including investment advice and financial planning, to the Group's retail customers as well as international and institutional brokerage services to the Group's corporate customers.

     Approximately 77% of the Group's revenues from the Group's securities brokerage services is generated from fees and commissions earned as a broker for the Group's clients in the purchase and sale of securities including fees earned by managing client assets. As of December 31, 2002, total amount of beneficiary certificates issued in respect of assets under fee-based management were W4,912 billion. As of the same date, the Group's market share was approximately 6.7% in the Korean equity brokerage market and are ranked sixth in the industry in terms of brokerage volume.

 Products and Services

     The Group offers a variety of financial and advisory services through three main business groups of Good Morning Shinhan Securities, consisting of the Retail Business Division, the Institutional & International Client and Research Division and Capital Markets Division.

     - Retail Business Division provides equity and bond brokerage, investment advisory and financial planning services to retail customers, with a focus on high net worth individuals. In 2002, revenues generated by the Retail Business Division represented approximately 77% of total revenues of the Group's Securities Brokerage Services in 2002. The Retail Business Division earns fees by managing client assets as well as commissions as a broker for the Group's clients in the purchase and sale of securities. In addition, the Group generates net interest revenue by financing customers' securities transactions and other borrowing needs through security-based lending and also receive commissions and other sales and service revenues through the sale of proprietary and third-party mutual funds.

     - Institutional & International Client and Research Division offers a variety of brokerage services, including brokerage of corporate bonds, futures and options, to the Group's institutional and international customers. In addition, through the Group's research center with more than 60 research analysts, the Group produces equity, bonds and derivatives research to serve both institutional and international investor clients.

     - Capital Markets Division offers a wide array of investment banking services, including selling institutional financial products and trading equity and derivatives and, to a lesser extent, M&A advisory and underwriting, to the Group's corporate customers.

 OTHERS SERVICES

     Through the Group's other operating subsidiaries, the Group also provides leasing and equipment, investment trust management, regional banking and investment banking and advisory services. In addition, the Group has also established a bancassurance joint venture to offer life insurance and other insurance-related products and services following deregulation of this industry in September 2003. See "-- Life Insurance" below.

 Leasing and Equipment Financing

     The Group provides leasing and equipment financing services to the Group's corporate customers through Shinhan Capital, the Group's leasing subsidiary. Established as a leasing company in 1991, Shinhan Capital provides customers with leasing, installment financing and new technology financing.

     As of December 31, 2002, Shinhan Capital's total assets were W971 billion, showing a W127 billion increase from the previous year. In particular, new lease executions increased from W169 billion in 2000 to W275 billion in 2001 and to W345 billion in 2002, representing an estimated 14.0%, the largest market share, of the Korean leasing market in 2002. The Group believes that its strength is in leasing of ships, printing machines, automobiles and other specialty items. The Group continues to diversify its revenue base from this business by expanding the Group's services, as demonstrated by the Group's acting as corporate restructuring company for financially troubled companies beginning in 2002.

 Investment Trust Management Services

     In addition to personalized asset management services provided by the Group's private banking and securities brokerage services, the Group also provide our customers with investment trust services through Shinhan BNP Paribas Investment Trust Management, our 50:50 joint venture with BNP Paribas. This business offers institutional, high net worth and retail clients a broad range of investment alternatives based on an integrated asset management system. Products and services offered include beneficiary certificates, mutual funds, closed-end funds and separately managed accounts.

     The investment trust industry in Korea showed a sluggish trend in 2002 due primarily to falling interest rates and poor stock market performance. As of December 31, 2002, total assets under fee-based management by Shinhan BNP Paribas Investment Trust Management were W46.6 billion.

     Since the financial crisis of the late 1990's, the Group has been rebuilding its business base by writing off assets with poor quality, principally those related to large corporations. As a result of these efforts, the Group believes that the Group's investment trust business is well positioned to develop and market sophisticated products and services.

 Regional Banking Services

     In April 2002, pursuant to a stock purchase agreement with Korea Deposit Insurance Corporation, the Group acquired a majority interest in Jeju Bank, which is engaged in providing commercial banking services on a regional basis, primarily on Jeju Island of Korea, through its network of 32 branches. As of December 31, 2002, Jeju Bank had total assets, total liabilities and total stockholders' equity of W1,727 billion, W1,652 billion and W75 billion, respectively.

 Investment Banking and Advisory Services

     In addition to the investment banking services provided by the Investment Banking Division of Shinhan Bank and the Capital Markets Division of Good Morning Shinhan Securities, the Group also provides a variety of investment banking and advisory services through Shinhan Macquarie Financial Advisory, our 51:49 joint venture with Macquarie Bank of Australia. The products and services offered by Shinhan Macquarie Financial Advisory include project and infrastructure finance, capital & debt raisings, corporate finance advisory, structured finance, mergers and acquisitions, cross-border leasing and infrastructure and specialized fund management advisory services. During the year ended December 31, 2002, the Group concluded infrastructure deals with a value in excess of US$800 million, from which the Group derived total revenue of W6 billion.

 Life Insurance

     In anticipation of deregulation in the Korean bancassurance market, which is expected to occur in mid-2003, the Group established SH&C Life Insurance Co. Ltd., our 50:50 joint venture with Cardif S.A., an insurance arm of the BNP Paribas Group. The Group plans to develop and market a variety of insurance products as the "first mover" and establish the Group's position in the bancassurance market.

 Loan Collection and Credit Reporting

     In order to centralize loan collection of our group, on July 8, 2002, the Group established Shinhan Credit Information Co. Ltd., the Group's wholly-owned subsidiary engaged in credit collection and credit reporting. Shinhan Credit Information is capable of managing and collecting bad loans generated by the Group's subsidiaries to improve the Group's overall asset quality. In addition, Shinhan Credit Information plans to expand its services to such areas as credit reporting, credit inquiry, credit card rating, civil application/petition services, lease and rental research and advisory and consulting services related to non-performing loan management. For the year ended December 31, 2002, the Group's total revenues from this operation were W3 billion.

 Internet Portal Financial Services

     In 2001, the Group established e-Shinhan Inc., a joint venture with The Boston Consulting Group to offer high-quality internet financial services. Through its portal site, www.emoden.com, e-Shinhan offers an integrated account aggregation service that enables the user to see all of his or her accounts at a glance, an electronic accounting service that keeps track of all the user's financial transactions, an investment clinic service and a financial supermarket service that helps users to choose the financial products that best meet their needs. To offer high quality financial portal service, the Group concluded business ties with "Yoddle" of the U.S., the world's leading account aggregation provider. As of December 31, 2002 and 19 months since its opening, the number of members of this portal site exceeded 1.4 million.

INFORMATION TECHNOLOGY

     The Group believes that a sophisticated information technology system is crucial in supporting our operations management and providing high quality customer service. The Group employs approximately 730 total employees in connection with the Group's information technology operations.

     To ensure maximum results from our strategic initiatives, in particular, the Group's objective is to establish a flexible one-portal platform from which the Group may launch new products and services to satisfy its customers' needs. The Group is in the process of implementing, on a step-by-step basis, its IT master plan designed to integrate fully the different information technology systems of our various subsidiaries by 2005. As the first step, the Group has upgraded its network infrastructure with fiber optic cable to handle the anticipated increase in volume and speed of information and communication. In 2002, to further facilitate the sharing of information and communication among the headquarters, the Group's branch networks and each of the Group's subsidiaries, the Group established an integrated enterprise information portal, where the Group's management and employees can readily gain access to the Group's intra-group communication and communities.

     The Group plans to continue our efforts to integrate its information technology systems by taking the following initiatives:

     - completing the introduction of a group-wide integrated enterprise data warehousing system and a group-wide integrated customer relationship management system, which are designed to provide the Group with comprehensive customer information, including transaction history, and thereby allow the Group to identify potential marketing and cross-marketing opportunities;

     - creating the infrastructure necessary to establish a group-wide integrated call center designed to provide comprehensive customer service and marketing by utilizing the Group's customer relations management system;

     - introducing a group-wide strategic enterprise management system and developing the next generation banking system, each an advanced information technology system designed to enhance the processing speed of the Group's systems and make them more user-friendly by adopting component-based development technology; and

     - introducing an IT personnel pool designed to encourage cooperation and to facilitate the sharing of know-how and technology among our information technology specialists and personnel on a group-wide basis.

     The Group expects that the implementation of the master plan for information technology integration will cost approximately W830 billion over the next three years.

     The Group's information technology system for each of the Group's subsidiaries, except for Good Morning Shinhan Securities and Jeju Bank, which were recently acquired in 2002, is currently backed up on a real time basis at the Group's information technology center located in the suburbs of Seoul. The Group expects to have a comprehensive group-wide contingency plan by the end of the third quarter of 2003 when the Group completes the back-up and disaster recovery centers for Good Morning Shinhan Securities and Jeju Bank.

COMPETITION

     The Group competes principally with other nationwide commercial banks in Korea, but also faces competition from a number of additional sources including regional banks, Korea's specialized banks and branches of foreign banks operating in Korea, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and investment trust companies) and life insurance companies. Regulatory reforms in the Korean banking industry have increased competition among banks for deposits, generally leading to lower margins from lending activities. Prior to the beginning of the economic crisis in Korea in late 1997, there were 26 commercial banks, three development banks and four specialized banks. Due in part to the economic crisis, as of December 31, 1999, there were 17 commercial banks, two development banks and four specialized banks. Of these, two commercial banks were recapitalized by the Government. During 1999, four mergers were consummated and, in the first half of 2000, Korea First Bank sold its controlling interest to a foreign investor. In 2001, H&CB and Kookmin Bank merged to create the largest Korean bank in terms of assets. Also in

2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In December 2002, Hana Bank merged with Seoulbank. The Group believes that the banking industry in Korea will continue to experience consolidation among institutions leading to increased competition in all areas in which the Group operates. As of December 31, 2002, Chohung Bank and Shinhan Bank ranked fourth and fifth largest, respectively, in terms of total assets among Korean commercial banks based on information published by the Financial Supervisory Commission. See "Item 3. Key Information -- Risk Factors -- Risks Relating to Competition -- Competition in the Korean banking industry, in particular in the small- and medium-sized enterprises banking, retail banking and credit card operations, is intense, and we may experience declining margins as a result".

                       BUSINESS OVERVIEW OF CHOHUNG BANK

     Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under U.S. GAAP.

     In the overview of Chohung Bank's business that follows, the following information is provided:

     - an introduction to Chohung Bank and its activities;

     - Chohung Bank's history and development;

     - Chohung Bank's branch network and other distribution channels; and

     - a detailed look at Chohung Bank's principal activities.

INTRODUCTION

     Chohung Bank, established in 1897, is the oldest financial institution in Korea. It is a leading participant in each of the three principal sectors of the Korean commercial banking industry: large corporations, SMEs, as defined in the Basic Act on Small- and Medium-sized Enterprises and its Presidential Decree under Korean law, and retail. As of December 31, 2001 and December 31, 2002, Chohung Bank had total assets of W54,899 billion and W64,002 billion (US$53,951 million), respectively, total deposits of W37,922 billion and W44,274 billion (US$37,321 million), respectively, and shareholders' equity of W1,151 billion and W1,374 billion (US$1,156 million), respectively. As of December 31, 2002, based on statistics published by the Financial Supervisory Commission, Chohung Bank was the fourth largest commercial bank in Korea in terms of total assets. As of December 31, 2002, Chohung Bank had a market capitalization of W2,784 billion.

     Chohung Bank believes that its large and extensive depositor base has contributed to its achieving the lowest costs for Won-based funding and the second highest net interest margins among Korean commercial banks as of December 31, 2002 based on information reported to the Financial Supervisory Service. To streamline operations and to increase profitability, Chohung Bank has reduced the number of its full-time employees by 41.1% to 6,637 as of December 31, 2002 from 11,263 as of December 31, 1997. Chohung Bank also reduced the number of its domestic and overseas branches by 15.3% to 542 as of December 31, 2002 from 640 as of December 31, 1997, and reduced its domestic subsidiaries from seven to one. As a result, Chohung Bank has improved its operating efficiency to obtain one of the lowest cost ratios among Korean banks based upon shared information among Korean banks.

     Chohung Bank's legal name is Chohung Bank and commercial name is Chohung Bank. Chohung Bank's registered office and principal executive offices are located at 14, 1-ka, Namdaemun-ro, Chung-ku, Seoul, Korea. Chohung Bank's telephone number is 82-2-2010-2114.

HISTORY AND DEVELOPMENT OF CHOHUNG BANK

     Chohung Bank, formerly known as Han Sung Bank, was founded as the nation's first financial institution in 1897. In April 1963, Chohung Bank commenced its international banking business, which was followed by the opening of overseas branches in different countries, including Japan and the United States. In December 1996, Chohung Bank listed its Global Depositary Receipts on the London Stock Exchange. In 1999, Chohung Bank merged with Chungbuk Bank and Kangwon Bank, both of which were regional commercial banks in Korea undergoing significant financial and liquidity difficulties since the Korean financial crisis of late 1997.

     Since late 1997, most Korean banks and companies have been materially and adversely impacted by a financial and economic crisis that has affected all aspects of the Korean economy. Chohung Bank experienced serious deterioration in asset quality levels and substantial liquidity problems and as a result received financial assistance from Korea Deposit Insurance Corporation on several occasions. As a result of a 4.5:1 reverse stock split, the capital stock outstanding of Chohung Bank was reduced from W930 billion to W207 billion in February 1999, and Korea Deposit Insurance Corporation made an aggregate capital contribution of W2,718 billion to Chohung Bank in February, May and September 1999 and as a result became the largest and controlling shareholder of Chohung Bank, owning approximately 80.04% of its total issued and outstanding shares as of June 30, 2003. In addition to the capital contributions, the Government provided other financial assistance to Chohung Bank by purchasing certain of its non-performing assets from 1997 to 2001 through the Korea Asset Management Corporation. On August 19, 2003, Shinhan Financial Group acquired the 80.04% shareholder interest of Korea Deposit Insurance Corporation in Chohung Bank. Accordingly, Chohung Bank became a member of the Shinhan Financial Group. See "-- Our Acquisition of Chohung Bank".

  CAPITAL INJECTION BY KOREA DEPOSIT INSURANCE CORPORATION AND THE MEMORANDA OF UNDERSTANDING

     As a condition to the financial assistance by Korea Deposit Insurance Corporation as described above, Chohung Bank, the Financial Supervisory Commission and Korea Deposit Insurance Corporation entered into several memoranda of understanding and management improvement plans from 1999 through 2000, whereby Chohung Bank agreed to meet certain financial and operating targets as well as be subject to quarterly audits by Korea Deposit Insurance Corporation and the Financial Supervisory Commission. The latest memorandum of understanding between Chohung Bank and Korea Deposit Insurance Corporation was dated January 31, 2002 and supercedes the previous memoranda of understanding and management improvement plans.

     This memorandum of understanding sets forth, among other requirements, six financial targets determined on a Korean GAAP basis (minimum capital adequacy ratio, minimum return on assets, maximum expenses to income ratio, minimum operating income per employee, maximum non-performing loan ratio and maximum net non-performing loan ratio) for each quarter in 2002 and 2003 consisting of the following:

                                                               REQUIREMENTS
                                  -----------------------------------------------------------------------
                                                           2002(1)                              2003(1)
                                  ---------------------------------------------------------   -----------
FINANCIAL TARGETS                  MARCH 31,    JUNE 30,     SEPTEMBER 30,    DECEMBER 31,     MARCH 31,
-----------------                 -----------   ---------   ---------------   -------------   -----------
                                                 (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Capital adequacy ratio(2).......         10.0        10.0              10.0            10.0          10.3
Return on assets ("ROA")(3).....          0.5         0.5               0.8             1.0           1.0
Expenses to income ratio(4).....         45.0        45.0              45.0            45.0          45.0
Per employee operating
 income(5)......................         0.23        0.23              0.23            0.23          0.23
Non-performing loan ratio(6)....          5.0         5.0               4.5             4.0           3.9
Net non-performing loan
 ratio(7).......................          4.0         4.0               3.5             3.0           2.7

                                                 REQUIREMENTS
                                  -------------------------------------------
                                                    2003(1)
                                  -------------------------------------------
FINANCIAL TARGETS                 JUNE 30,     SEPTEMBER 30,    DECEMBER 31,
-----------------                 ---------   ---------------   -------------
                                   (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Capital adequacy ratio(2).......       10.5              10.7            11.0
Return on assets ("ROA")(3).....        1.0               1.0             1.0
Expenses to income ratio(4).....       45.0              45.0            45.0
Per employee operating
 income(5)......................       0.23              0.23            0.23
Non-performing loan ratio(6)....        3.8               3.7             3.5
Net non-performing loan
 ratio(7).......................        2.4               2.0             1.5

---------------

Notes:

(1) These targets are based on figures that are annualized on a daily basis.

(2) Represents a risk-adjusted minimum capital adequacy ratio derived principally from the standards established by the Bank for International Settlement. For details see "Supervision and Regulation -- Regulations Applicable to Banks -- Capital Adequacy".

(3) Represents total net income divided by daily-average balance of assets at the end of each period.

(4) Represents the general and administrative expenses divided by the sum of operating income, general and administrative expenses and depreciation and amortization.

(5) Represents per employee operating income before provision for possible loan losses.

(6) Represents the ratio of loans and other loan-like credits (as defined by the Financial Supervisory Commission) classified as substandard or below before allowance for loan losses to total of such loans and credits before allowance for loan losses.

(7) Represents loans and other loan-like credits (as defined by the Financial Supervisory Commission) classified as substandard or below after allowance for loan losses divided by total of such loans and credits after allowance for loan losses.

     If Chohung Bank fails to satisfy any of its obligations (including financial and non-financial requirements) under the memorandum of understanding, subject to certain exceptions for unavoidable reasons, Chohung Bank may be subject to penalties, including the replacement of its senior management, sale of its assets, restructuring of its organization, restrictions on its business, including a suspension or transfer of its business, and elimination or reduction of existing equity. Chohung Bank met all of the requirements for 2002 except for the capital adequacy ratio requirement and the minimum ROA requirement. Chohung Bank was unable to satisfy these requirements primarily as a result of increased provisioning levels for the non-performing retail loans, including credit cards account, and increased provisioning for Hynix.

     The memorandum of understanding calls for a termination when Korea Deposit Insurance Corporation is no longer the largest shareholder of Chohung Bank. The memorandum of understanding further provides that if and when Korea Deposit Insurance Corporation owns less than one-third of the total outstanding common shares of Chohung Bank, the parties shall discuss the possibility of terminating the memorandum of understanding even if Korea Deposit Insurance Corporation remains the largest shareholder. As a result of the recent acquisition of Chohung Bank by Shinhan Financial Group, Korea Deposit Insurance Corporation, by written notice dated August 22, 2003, terminated the memorandum of understanding.

CHOHUNG BANK'S BRANCH NETWORK AND DISTRIBUTION CHANNELS

     Through branches maintained at various levels of its subsidiaries, Chohung Bank offers a variety of financial services to retail and corporate customers. The following table presents the geographical distribution of Chohung Bank's domestic branch network as of December 31, 2002.

                                                              RETAIL   CORPORATE   TOTAL
                                                              ------   ---------   -----
Seoul and metropolitan......................................   182        42        224(1)
Kyunggi Province............................................    63        15         78
Six major cities:
  Inchon....................................................    15         3         18
  Busan.....................................................    25         4         29
  Kwangju...................................................     9         2         11
  Taegu.....................................................    16         3         19
  Ulsan.....................................................     8         1          9
  Taejon....................................................    11         2         13
                                                               ---        --        ---
     Sub-total..............................................    84        15         99
                                                               ---        --        ---
Others......................................................   118        15        133
                                                               ---        --        ---
       Total................................................   447        87        534(1)
                                                               ===        ==        ===

---------------

Note:

(1) Excludes one merchant banking branch and one private banking branch.

  DOMESTIC BRANCH NETWORK

     As of December 31, 2002, Chohung Bank had an extensive nation-wide branch network with a total of 536 branches in Korea. With key branches located in high traffic locations such as airports, hospitals and other public facilities, Chohung Bank believes that it provides its customers with convenience and efficiency that enables Chohung Bank to secure a significant source of stable funding at competitive rates. To create a customer oriented branch network, Chohung Bank spun off the corporate sections from 81 of its existing branches and created separate corporate banking branches in August 2002.

  Retail Banking Branches

     In Korea, many retail transactions are conducted in cash or with credit cards, and conventional checking accounts are generally not offered or used as widely as in other countries. As a result, an extensive retail branch network plays an important role for Korean banks as customers generally handle most transactions through bank branches. Chohung Bank has an extensive nationwide network of 447 retail branches covering all regions of Korea, which also offers credit card-related services in addition to conventional consumer lending.

     Chohung Bank has focused on and continues to focus on retail banking as opposed to large corporate borrowers. To focus more on profitability, it has developed and has been implementing what it refers to as "deepening customer relationship branches" or DCR branches, which have separate layouts from conventional branches and provides easier access and differentiated services to high net-worth customers. As of December 31, 2002, Chohung Bank had 67 DCR branches located primarily in strategic locations in major Korean cities.

  Corporate Banking Branches

     In August 2002, in order to service quality corporate customers, in particular from the small- and medium-sized enterprises sector, Chohung Bank spun off the corporate sections from 81 of its existing branches and created separate corporate banking branches. These corporate banking branches operate independently from the retail banking branches and form a separate corporate banking branch network. Each corporate banking branch has its own general manager and is dedicated solely for large corporate customers.

  Self-Service Terminals

     In order to improve customer service and customer convenience and to reduce expenditures on operations and administrative costs, Chohung Bank offers a variety of services through its non-branch customer interface system, which includes an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. Chohung Bank had 1,496 ATMs, 2,801 cash dispensers and 525 passbook printers as of December 31, 2001, and 2,513 ATMs, 2,036 cash dispensers and 462 passbook printers as of December 31, 2002. We estimate that, in 2002, automated banking transactions accounted for approximately 54.5% of Chohung Bank's total deposit and withdrawal transactions.

     The following table sets forth information, for the periods indicated, regarding the number of transactions and the fee revenue of Chohung Bank's ATMs.

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2001       2002
                                                              --------   --------
ATMs, cash dispensers and passbook printers.................    4,822      5,011
Number of transactions (millions)...........................      285        338
Fee revenue (billions of Won)...............................   W   30     W   41

  Electronic Banking

     Chohung Bank launched its electronic banking services in May 1993, allowing customers to transfer funds, make account inquiries and receive account statements by telephone and facsimile. Chohung Bank provides a 24-hour phone banking service which facilitates money transfers and account inquiries as well as Chohung Bank's efforts to market its products and services through the phone. The internet banking system, launched in July 1999, enables customers to transfer funds more conveniently than under the existing phone banking system. Chohung Bank is in the process of further developing its internet banking services and plans to add more services in the near future, including services targeted to corporate customers.

     E-banking functions primarily as a cost-saving method, rather than a profit-generating platform, for Chohung Bank. Accordingly, substantially all of electronic banking transactions do not generate fee income for Chohung Bank as many transactions, such as balance inquiries, consultations with customer representatives or transfers of money within Chohung Bank, are not charged fees. This is especially the case for phone banking services where a majority of the transactions are balance inquiries or consultations with customer representatives. Firm banking services, which are electronic banking services offered to corporate customers, have also contributed to reducing expenditures on operations and administrative costs.

     The following table sets forth information, for the periods indicated, on the number of users and transactions and the fee revenue of the above services provided to Chohung Bank's retail and corporate customers.

                                                                FOR THE YEAR ENDED
                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2001         2002
                                                              ----------   ----------
TELEPHONE BANKING:
  Number of users...........................................   2,144,000    2,485,000
  Number of transactions (in thousands).....................       8,178       11,388
INTERNET BANKING:
  Number of users...........................................   1,526,000    1,974,000
  Number of transactions (in thousands).....................       7,919       12,084
HOST BANKING(1):
  Number of users...........................................       2,243        3,684
  Number of transactions (in thousands).....................      14,947       16,137
Total fee revenue (millions of Won).........................  W   27,224   W   32,119

---------------

Note:

(1) Service provided to corporate customers through a separate host server.

  OVERSEAS BRANCH NETWORK

     The table below sets forth Chohung Bank's overseas banking subsidiaries and branches.

BUSINESS UNIT                                         LOCATION         YEAR ESTABLISHED OR ACQUIRED
-------------                                   --------------------   ----------------------------
Subsidiaries
  Chohung Finance Ltd., Hong Kong.............  Hong Kong SAR, China               1982
  Chohung Bank (Deutschland) GmbH.............               Germany               1994
  CHB America Bank(1).........................                U.S.A.               2003
  Chohung Vina Bank...........................               Vietnam               2000
Branches
  London Branch...............................          London, U.K.               1979
  Tokyo Branch................................          Tokyo, Japan               1981
  Singapore Branch............................             Singapore               1990
  Tianjin Branch..............................        Tianjin, China               1994
  Mumbai Branch...............................         Mumbai, India               1996
  New York Branch.............................      New York, U.S.A.               1978

---------------

Note:

(1) Created as a result of a merger between Chohung Bank of New York and California Chohung Bank in March 2003. CHB America Bank has offices in New York City, New York and Los Angeles, California.

     The principal activities of Chohung Bank's overseas branches and subsidiaries are providing trade financing and local currency funding for Korean companies and Korean nationals in the overseas market and providing foreign exchange services in conjunction with its headquarters. On a limited basis, Chohung Bank's overseas branches and subsidiaries also engage in the investment and trading of securities of foreign issuers.

CHOHUNG BANK'S PRINCIPAL ACTIVITIES

     Chohung Bank's activities consist of deposit-taking activities from its retail and corporate customers, which provide it with funding necessary to offer a variety of commercial banking, merchant banking, capital markets and other financial services.

     The comprehensive financial services that Chohung Bank provides are:

     - Retail banking;

     - Credit card services;

     - Corporate banking;

     - Merchant banking;

     - Treasury and international business; and

     - Other services, including trust account management services of Chohung Bank and investment trust management services of Chohung Investment Trust Management Co., Ltd.

  DEPOSIT-TAKING ACTIVITIES

     Chohung Bank offers many deposit products that target different customer segments with features tailored to each segment's financial profile and other characteristics. Chohung Bank's deposit products principally include the following:

     - Demand deposits, which either do not accrue interest or accrue interest at a lower rate than time or savings deposits. Demand deposits allow the customer to deposit and withdraw funds at any time and, if they are interest bearing, accrue interest at a fixed or variable rate depending on the period and the amount of deposit. Retail and corporate demand deposits constituted approximately 13.3% of Chohung Bank's total deposits as of December 31, 2002 and paid average interest of 1.47% in 2002.

     - Time deposits, which generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or variable rate based on KOSPI. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for time deposits typically ranges from one month to five years. Retail and corporate time deposits constituted approximately 48.4% of Chohung Bank's total deposits as of December 31, 2002 and paid average interest of 5.11% in 2002.

     - Mutual installment deposits, which generally require the customer to make periodic deposits of a fixed amount over a fixed term during which the deposit accrues interest at a fixed rate. If the amount of the deposit is withdrawn prior to the end of the fixed term, the customer will be paid a lower interest rate than that originally offered. The term for installment deposits typically ranges from six months to five years. Retail and corporate installment deposits constituted approximately 1.5% of Chohung Bank's total deposits as of December 31, 2002 and paid average interest of 6.58% in 2002.

     - Savings deposits, which allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is lower than time or installment deposits. Currently, interest on savings deposits ranges from 0.15% to 3.25%. Retail and corporate savings deposits constituted approximately 27.5% of Chohung Bank's total deposits as of December 31, 2002 and paid average interest of 1.61% in 2002.

     - Marketable deposits, consisting of certificates of deposits, cover bills and bonds sold under repurchase agreements that have maturities ranging from 30 days to 365 days. Interest rates on marketable deposits are determined based on the length of the deposit and prevailing market interest rates. Certificate of deposits are sold on a discount to their face value, reflecting the interest payable on the certificate of deposit. Under U.S. GAAP, cover bills sold are reflected as short-term borrowings and bonds sold under repurchase agreements are reflected under secured borrowings.

     - Foreign currency deposits, which accrue interest at an adjustable rate and are available to Korean residents, nonresidents and overseas immigrants. Chohung Bank offer foreign currency demand and time deposits and checking and passbook accounts in 19 currencies. Deposits in foreign currency constituted approximately 3.35% of Chohung Bank's total deposits as of December 31, 2002 and paid average interest of 1.78% in 2002.

     Chohung Bank also offers deposits which provide the holder with preferential rights under the Housing Construction Promotion Act to housing subscriptions and eligibility for mortgage loans. These products include:

     - Housing subscription time deposits, which are special purpose time deposit accounts providing the holder with a preferential right to subscribe for new private apartment units under the Housing Construction Promotion Law. This law is the basic law setting forth various measures supporting the purchase of houses and the supply of such houses by construction companies. If a potential home-buyer subscribes for these deposit products and holds them for a certain period of time as set forth in the Housing Construction Promotion Law, such deposit customers obtain the right to subscribe for a new private apartment units on a priority basis under this law. Such preferential rights are neither transferable nor marketable in the open market. These products accrue interest at a fixed rate for one year, and at an adjustable rate after one year, which are consistent with other time deposits. Deposit amounts per account range from 2 million to 15 million depending on the size and location of the dwelling unit. These deposit products target high and middle income households.

     - Housing subscription installment savings deposits, which are monthly installment savings programs providing the holder with a preferential subscription right for new private apartment units under the Housing Construction Promotion Law. Such preferential rights are neither transferable nor marketable in the open market. These deposits require monthly installments of W50,000 to W500,000, have maturities between three and five years and accrue interest at fixed rates depending on the term, which are consistent with other installment savings deposits. These deposit products target low- and middle-income households.

     For information on Chohung Bank's deposits in Korean Won based on the principal types of deposits offered, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Funding -- Deposits".

     The following table sets forth the number of the deposit customers of Chohung Bank by category as well as the number of domestic branches as of the dates indicated.

                                                                    AS OF
                                                                DECEMBER 31,
                                                              -----------------
                                                               2001      2002
                                                              -------   -------
                                                               (IN THOUSANDS,
                                                              EXCEPT BRANCHES)
Retail deposit customers(1).................................   9,402     9,932
  High net worth retail deposit customers(2)................   2,846     2,913
Corporate deposit customers.................................     126       137
Domestic branches(3)........................................     447       536

---------------

Notes:

(1) Based on the classification for the purpose of customer management, retail deposit customers include individual deposit customers, foreigners, sole proprietorships and certain small- and medium-sized enterprises deposit customers classified as retail customers depending on a number of factors, including those small- and medium-sized enterprises to whom a credit of less than W1 billion has been extended and who are sole proprietors.

(2) Represents customers whose aggregate of outstanding balances of all accounts as of December 31 of each year was W100,000 or more.

(3) The significant increase in the number of branches in 2002 was primarily due to Chohung Bank's reconfiguration of branches into retail and corporate branches. As a result, 81 new corporate branches were spun off from the previous branch network.

     We offer varying interest rates on our deposit products depending on the rate of return on our interest earning assets, average funding costs and interest rates offered by other nationwide commercial banks.

     Chohung Bank believes that it holds the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes as of December 31, 2002. For example, in Korea, a debtor may discharge his obligation by depositing the subject of performance with the court for the creditor if a creditor refuses to accept payment of debt or is unable to receive it, or if the debtor cannot be ascertained without any negligence who is entitled to the payment. Also, in instances in which there has been a preliminary attachment of real property, the property owner may deposit in cash the amount being claimed by such preliminary attachment holder in escrow with the court, in which case the court will remove such lien or attachment. Chohung Bank has been performing such court deposit services since 1958, and has developed an infrastructure of equipment, software and personnel for such business. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W3,887 billion or 10.7% and W3,872 billion or 9.2% of total deposits in Korean Won as of December 31, 2001 and December 31, 2002, respectively.

     The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits of commercial banks which currently ranges from 1% to 5%, based generally on the term to maturity and the type of deposit instrument. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks -- Liquidity". The Monetary Policy Committee also regulates maximum interest rates that can be paid on certain deposits. Under the Korean government's finance reform plan issued in May 1993, controls on deposit interest rates have been gradually reduced. Currently, only maximum interest rates payable on demand deposits are subject to regulation by the Bank of Korea.

     The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of W50 million per depositor per bank. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to
Banks -- Deposit Insurance System".

 RETAIL BANKING SERVICES

     Through the Retail Banking Group, Chohung Bank provides financial products and services to retail customers comprised of individuals, households and small businesses which are mostly sole proprietorships. Such products and services generally include consumer loans up to W1 billion.

     Retail banking services include mortgage, small business and consumer lending as well as demand, savings and fixed deposit-taking, checking account services, electronic banking and ATM services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. Chohung Bank believes that retail banking services and products will become increasingly important in the coming years as the domestic and regional banking sectors further develop and become more diverse. Retail banking has been and will continue to remain one of Chohung Bank's core businesses.

     Chohung Bank leverages its customer information database to actively market and cross-sell to, as well as focus more resources on, its most profitable customers. In addition, Chohung Bank, through its newly-formed Product Development Division expects to offer a wider variety of products differentiated and targeted towards differentiated customer segments with a greater focus on the high-margin, high-net worth individuals. As of December 31, 2002, Chohung Bank had approximately 202,000 high net-worth customers who are customers with over W100 million in deposits.

  Consumer Lending Activities

     Chohung Bank also offers many consumer loan products to retail customers that are differentiated according to a variety of factors, including each customer's profession, age group, loan purpose, collateral requirements and the length of time a borrower has been a customer of Chohung Bank. Consumer loans (other than credit cards) consist principally of the following:

     - Mortgage and home equity loans, mostly comprised of loans to finance home purchases which are generally secured by the home being purchased.

     - Other consumer loans, which are loans made to customers for any purpose (other than mortgage and home equity loans) and the terms of which vary based primarily upon the characteristics of borrower and which are either unsecured or secured or guaranteed by deposits or a third party.

     For secured loans, including mortgage and home equity loans, Chohung Bank's policy is to lend up to the estimated recovery value of the collateral, which Chohung Bank calculates based on the value of collateral published by courts as recovered through court-approved auctions and further adjusted to take into account the existence of any lien or other security interest that is prior to Chohung Bank's security interest. Due to the rapid increase in mortgage and home equity loans in Korea, the Financial Supervisory Commission recently has implemented certain regulations and guidelines that are designed to suppress the increase of loans secured by housing. These regulations include restrictions on banks' maximum loan-to-value ratios, guidelines with respect to appraisal of collateral, internal control and credit approval policy requirements with regard to housing loans as well as provisions designed to discourage commercial banks from instituting incentive-based marketing and promotion of housing loans. As Chohung Bank is focusing on credit quality, this will moderate volume growth in this sector.

     The following table sets forth the portfolio of Chohung Bank's consumer loans, excluding credit cards.

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                2001       2002
                                                              --------   ---------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
Consumer loans(1)...........................................   W9,058     W15,406
  Mortgage and home-equity loans(2).........................    3,993       7,167
  Other consumer............................................    5,065       8,239
Percentage of consumer loans to total gross loans...........    25.54%      33.47%

---------------

Notes:

(1) Before allowance for loan losses and excludes credit card accounts.

(2) Consumer loans related to housing including, among others, home equity loans and home mortgage loans.

     As of December 31, 2002, mortgage and home equity loans and other consumer loans accounted for 46.5% and 53.5%, respectively, of Chohung Bank's consumer loans (excluding credit cards).

     The interest rates on consumer loans are either a periodic floating rate (which is based on a base rate determined for three-month, six-month or twelve-month periods derived using Chohung Bank's internal transfer price system, which reflects cost of funding in the market, further adjusted to account for expenses related to lending and profit margin) or a fixed rate that reflects the cost of funding, as well as expenses related to lending and profit margin. Fixed rate loans are currently limited to maturities of three years and offered only on a limited basis. For unsecured loans, both types of rates also incorporate a margin based on, among other things, the borrower's credit score as determined during the loan approval process. For secured loans, credit limit is based on the type of collateral, priority with respect to the collateral and loan to value. We can adjust the price to reflect the borrower's current and/or expected future contribution to Chohung Bank's profitability. The applicable interest rate is determined at the time a loan is extended. If a loan is terminated prior to its maturity, the borrower is obligated to pay Chohung Bank an early termination fee of approximately 0.5% to 1.5% of the loan amount in addition to the accrued interest, depending on the nature and liquidity of the amount.

     The current three-month, six-month and twelve-month base rates of Chohung Bank are approximately 6.75%, 7.00% and 7.00%, respectively. Chohung Bank's current fixed-rates for loans with a maturity of one year, two years and three years were 7.38%, 7.56% and 7.79%, respectively.

     As of December 31, 2002, approximately 90.5% of Chohung Bank's consumer loans were priced based on a floating rate and approximately 9.5% were priced based on a fixed rate. As of the same date, approximately 87.5% of Chohung Bank's consumer loans with maturity of over one year were priced based on a floating rate and approximately 12.5% were priced based on a fixed rate.

 CREDIT CARD SERVICES

     Chohung Bank currently has an active credit card business primarily through the BC Card Co., Ltd. ("BC Card"). BC Card is owned by 11 consortium banks. Chohung Bank currently holds 14.85% equity interest in BC Card. BC Card issues credit cards under the names of the member banks, substantially all of which are licensed to use MasterCard, Visa or JCB. This allows holders of BC Card to use their cards at any establishment which accepts MasterCard, Visa or JCB, as the case may be. On January 4, 2002, Chohung Bank released its own credit card, "Forever," and the number of cardholders of "Forever" has reached approximately 315,000 members as of December 31, 2002.

     The use of credit cards in Korea has increased dramatically in recent years as the Korean economy and consumer spending recovered from the financial and economic difficulties of the late 1990's and also as a result of government initiatives designed to promote the use of credit cards, such as providing tax benefits to businesses that accept credit cards and tax deductions for consumers up to certain amounts charged to credit cards. However, as credit card delinquencies in Korea have begun to increase since mid-2002, concerns have been raised regarding the rapid growth in credit card usage and significant deterioration in asset quality of the Korean credit card industry. Throughout 2002 and during the first half of 2003, the Financial Supervisory Commission strengthened regulations designed to address these concerns relating to the credit card industry. See "Item. 3: Key Information -- Risk Factors -- Risks relating to our banking business -- Government regulation of our consumer and credit card operations has increased significantly which may materially and adversely affect our credit card and consumer operations," and "-- Supervision and Regulation".

  Products and Services

     Cardholders have several options for repayment of balances as follows:

     - general purchases of goods and services on credit, which are repayable on a lump-sum basis at the end of a monthly billing cycle;

     - installment purchases, which require payment approximately within 22 to 54 days after purchase and are repayable on an even-payment installment basis over a period of time ranging from two months to three years and generally accrue interest at effective annual rates of 11.0% to 19.0%;

     - cash advances, which are repayable on a lump-sum basis at the end of a monthly billing cycle and generally accrue interest at effective annual rates of 20.9% to 27.0%; and

     - payments on a revolving payment basis, introduced in May 2000, which allow customers to roll over their balance into a revolving basis with fixed minimum percentage or amount of the total outstanding balance (including in respect of cash advances) at the end of a monthly billing cycle being made over a period of time depending on the balance and generally accrue fees at effective interest rates of 18.5% to 24.5%.

     Cardholders are also eligible to apply for credit card loans from Chohung Bank, up to a maximum principal amount of W20 million. Credit card loans, which are fully underwritten by Chohung Bank, are unsecured, have initial maturities of one year and currently accrue interest at the effective annual rates of approximately 12.5% to 15.0%.

     Income from Chohung Bank's credit card operations consists principally of cash advance fees, merchant fees paid by retail and service establishments, installment purchase fees, revolving credit fees, annual fees paid by cardholders, interest on credit card loans and fees on late and deferred payments. Transaction and other merchant fees are on average, approximately 2.6% of the purchased amount as of December 31, 2002.

     Although the revolving credit system is more common in the United States and many other countries, this payment system is still in its early stages of development in Korea. The balance of credit card billings using the revolving credit basis for payment was only 14.12% of the total outstanding balance as of December 31, 2002 although Chohung Bank believes that this system will grow in the future. Credit card holders in Korea are generally required to pay for their purchases within approximately 20 to 50 days of purchase depending on their payment cycle and, except in the case of installment purchases where the charged amounts are repaid in installments, typically during the following three to six months. Credit card accounts that remain unpaid after this period are deemed to be delinquent accounts. Chohung Bank charges penalty interest on delinquent accounts and closely monitors such accounts. For installment purchases, Chohung Bank charges interest on unpaid installments at rates which vary according to the terms of repayment.

     In certain cases, banks and credit card companies in Korea, including Chohung Bank, have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans. Chohung Bank rewrites a small number of card balances as a means of maximizing collection from a relatively small number of borrowers who are suffering from temporary financial difficulties where Chohung Bank believes it is probable that all or substantially all principal and interest will ultimately be recovered. Credit card customers may apply for entry into the rewritten loan program when the loan balance is past due one month. Except in limited circumstances, borrowers applying for entry into this program in general are required to secure one or more guarantors meeting certain asset and credit quality criteria. If approved, Chohung Bank rewrites card balances including past due interest into card loans and amends the maturity and the repayment terms accordingly. In general, rewritten credit card loans are due at the end of one year. Chohung Bank segregates this portfolio for performance measurement and monitoring purposes due to the higher credit risk. The balance of rewritten loans was W160 billion and W529 billion as of December 31, 2001 and 2002, respectively, against which Chohung Bank made an allowance of W5 billion and W107 billion, respectively.

  Customers and Merchants

     As internal growth through cross-selling can only be limited, Chohung Bank also seeks to enhance its market position by selectively targeting new customers with high net worth and good credit standing through the use of a sophisticated and market-oriented risk management system. Credit card applicants are screened and appropriate credit limits are assessed according to internal guidelines based on Chohung Bank's credit scoring system.

     The following table sets forth the number of customers and merchants of Chohung Bank's credit card business as of the dates indicated.

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                               2001        2002
                                                              -------     -------
                                                                (IN THOUSANDS,
                                                              EXCEPT PERCENTAGES)
Number of credit card holders...............................   4,121       4,266
Personal accounts...........................................   4,072       4,196
Corporate accounts..........................................      49          70
Active ratio(1).............................................    60.2%       58.1%
Number of merchants(2)......................................     248         285

---------------

Notes:

(1) Represents the ratio of accounts used at least once within the last six months to total accounts as of year end.

(2) Represents the number of merchants of BC Card's merchant network.

     As of December 31, 2002, Chohung Bank had a total of approximately 4,266,000 credit card customers, which represents an increase of approximately 1,256,000 customers from approximately 3,010,000 as of December 31, 2000. Of the total customers outstanding as of December 31, 2002, the number of platinum and gold card members, whose higher credit standing entitles them to certain benefits, was approximately 692,000 as of December 31, 2002.

     Chohung Bank has developed an independent card processing system that will allow Chohung Bank to process future billings for the existing BC Cards on its own, demonstrating Chohung Bank's focus on cutting costs. Chohung Bank believes that a potential merger of Chohung Bank's credit card business with Shinhan Card may offer new opportunities for cost savings. Chohung Bank also participates in a nationwide debit card program with 30 other banks. In connection with this business, Chohung Bank currently charges service establishments commissions of up to 1.5% on amounts purchased using the debit card.

  Financial and Statistical Information

     The following table sets forth certain financial and statistical information relating to our credit card operations as of the dates or for the period indicated.

                                                              AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Interest income:
  Installments..............................................   W   103     W   166
  Cash advances.............................................       512         492
  Card loans(1).............................................        21          54
  Annual membership.........................................        12          11
  Revolving(2)..............................................        20         111
  Late payments.............................................         5           6
                                                               -------     -------
     Total..................................................   W   673     W   840
                                                               =======     =======
Credit card fees:
  Merchant fees(3)..........................................   W   206     W   250
  Other fees................................................         5           7
                                                               -------     -------
     Total..................................................   W   211     W   257
                                                               =======     =======
Charge volume:(4)
  General purchases.........................................   W 4,330     W 5,341
  Installment purchases.....................................     3,179       4,341
  Cash advances.............................................    19,404      20,224
                                                               -------     -------
     Total..................................................   W26,913     W29,906
                                                               =======     =======
Outstanding balance (at year-end):(5)
  General purchases.........................................   W   454     W   500
  Installment purchases.....................................     1,482       1,532
  Cash advances.............................................     2,300       2,124
  Revolving purchases.......................................       319         815
  Card loans................................................       272         660
  Others....................................................        42         139
                                                               -------     -------
     Total..................................................   W 4,869     W 5,770
                                                               =======     =======

                                                              AS OF OR FOR THE YEAR
                                                               ENDED DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Average balance.............................................   W 3,965     W 5,845
Delinquent balances:(6)
  From 1 day to 1 month.....................................       610         827
  Over 1 month:
     From 1 month to 3 months...............................       125         314
     From 3 months to 6 months..............................        77         273
     Over 6 months..........................................        --          --
                                                               -------     -------
       Sub-total............................................       202         587
                                                               -------     -------
          Total.............................................   W   812     W 1,414
                                                               =======     =======
Delinquency ratios:(7)
  From 1 day to 1 month.....................................     12.53%      14.33%
  Over 1 month:
     From 1 month to 3 months...............................      2.57        5.44
     From 3 months to 6 months..............................      1.58        4.73
     Over 6 months(8).......................................        --          --
                                                               -------     -------
       Sub-total............................................      4.15       10.17
                                                               -------     -------
          Total.............................................     16.68%      24.50%
                                                               =======     =======
Rewritten loans(9)..........................................   W   160     W   529
Gross charge-offs...........................................       179         493
Recoveries..................................................        42          28
                                                               -------     -------
  Net charge-offs...........................................   W   137     W   465
                                                               =======     =======
Gross charge-off ratio(10)..................................      4.51%       8.43%
Net charge-off ratio(11)....................................      3.46%       7.96%

---------------

Notes:

(1) Card loans consist of loans that are provided on either a secured or unsecured basis to cardholders upon prior agreement. Payment of principal, fees and interest on such a loan can be due either in one payment or in installments after a fixed period.

(2) Revolving purchases were introduced in March 25, 2000 for certain creditworthy credit card customers (e.g., customers who have not been delinquent for more than three times in the past one year).

(3) Merchant discount fees consist of merchant membership and maintenance fees, charges associated with prepayment by Chohung Bank (on behalf of customers) of sales proceeds to merchants and processing fees relating to sales and membership applications.

(4) Represents the aggregate cumulative amount charged during the year.

(5) Represents amounts before allowance for loan losses.

(6) Includes the unbilled balances of installment purchases.

(7) Represents the ratio of delinquent balances to outstanding balances for the year.

(8) Chohung Bank's charge-off policy is to charge off all credit card balances which are 180 days past due.

(9) Represents delinquent credit card balances for purchase and cash advance which have been rewritten as credit card loans, thereby reducing the balance of delinquent accounts.

(10) Represents the ratio of gross charge-offs for the year to average balance for the year.

(11) Represents the ratio of net charge-offs for the year to average balance for the year.

  Supervisory Statistical Information prepared in accordance with Korean GAAP

     Due to the rapid increase in consumer debt in Korea in recent years, the Korean government has adopted a series of regulations designed to restrain the rate of growth in, and delinquencies of, cash advances, credit card loans and credit card usage generally and to strengthen the reporting of, and compliance with, credit quality indices. The Financial Supervisory Commission and the Financial Supervisory Service have announced a number of changes to the rules governing the reporting of credit card balances, as well as the procedures governing which persons may receive credit cards. These computations are all based on financial information prepared in accordance with Korean GAAP, which differs significantly from U.S. GAAP. As of December 31, 2001 and 2002, under Korean GAAP, as required by regulatory guidelines, Chohung Bank's delinquent credit card balances (defined as credit card accounts delinquent for over 30 days) were W267 billion and W715 billion, respectively, representing delinquency ratios (defined as the ratio of delinquent balances to outstanding balances) of 5.4% and 12.1%. In certain cases, credit card companies in Korea have been allowed to rewrite delinquent credit card balances for purchase and cash advance as credit card loans, thereby reducing the balance of delinquent accounts. Delinquent credit card balances that were rewritten as loans as of December 31, 2001 and 2002, under Korean GAAP, were W161 billion and W539 billion, respectively. Net charge-offs, under Korean GAAP, during 2001 and 2002 were W92 billion and W402 billion, respectively, representing net charge-off ratios (defined as the ratio of net charge-offs for the year to average balance for the year) of 2.3% and 6.8%.

 CORPORATE BANKING SERVICES

     Through the Corporate Banking Group, Chohung Bank provides financial products and services to large corporations, including corporations that are affiliated with chaebols, small- and medium-sized enterprises and local governments and government-controlled companies. Such products and services include deposit products, corporate loans, overdraft facilities, bill and receivables discounting, trade related financing, payment remittances, foreign exchange transactions and issuances of letters of credit and guarantees.

  Corporate lending Activities

     Products and services offered by the Corporate Banking Group include corporate loans, overdraft facilities, bill and receivables discounting, trade related financing, payment remittances, foreign exchange transactions and issuances of letters of credit and guarantees.

     Corporate loans provided by Chohung Bank consist principally of working capital loans which are, in general, loans used for general working capital purposes with a maturity of one year or less, facilities loans which are, in general, loans to finance the purchase of facilities and equipment with a maturity of three years or more, and small business loans, classified as business loans in Chohung Bank's financial statements, which are loans over W1 billion extended to sole-proprietorships which are generally secured or guaranteed.

     Corporate loans may be unsecured or secured by real estate, deposits or guaranty certificates. Among the secured loans, approximately 26.7% were secured by real estate.

     As of December 31, 2002, in terms of outstanding loan balance, 44.6% of our corporate loans were extended to borrowers in the manufacturing industry, 17.2% were to borrowers in the retail and wholesale industry, 8.3% were to the borrowers in the real estate, leasing and service industry, 6.8% were to borrowers in the construction industry, 1.4% were extended to borrowers in the finance and insurance industry, 2.8% were to borrowers in the hotel and leisure industry and 10.5% to borrowers in the transportation, storage and communication industry.

     When evaluating the extension of loans to corporate customers, Chohung Bank reviews the corporate customer's creditworthiness, credit scoring, value of any collateral or third party guarantee. The value of any collateral is defined using a formula that takes into account the appraised value of the property, any prior liens or other claims against the property and an adjustment factor based on a number of considerations including, with respect to property, the value of any nearby property sold in a court-supervised auction during the previous three years. Chohung Bank revalues any collateral when a secured loan is renewed or if a triggering event occurs with respect to the loan in question.

  Pricing

     Chohung Bank establishes the price for its corporate loan products using its credit management system based principally on the cost of funding and the expected loss rate based on a borrower's credit risk. Chohung Bank generally determines pricing of our loans as follows:

     Interest rate = Funds transfer pricing plus operating cost (or transaction cost) plus or minus a discretionary adjustment rate plus a credit spread plus a periodic spread plus risk premium plus estimated margin.

     Fund transfer pricing represents inter-segment lending rates published by the Treasury & International Business Group and varies depending on the type of loans.

     Transaction cost is added to reflect the standardized transaction cost assigned to each loan product and other miscellaneous indirect costs, including contributions to the Credit Guarantee Fund and education taxes.

     A discretionary adjustment rate is added or subtracted to reflect the borrower's current and/or future contribution to Chohung Bank's profitability. In the event of additional credit provided by way of a guarantee of another, the adjustment rate is subtracted to reflect such change in the credit spread. In addition, depending on the price and other terms set by competing banks for similar borrowers, Chohung Bank may reduce the interest rate we charge to compete more effectively with other banks.

     The credit spread is added to reflect the expected loss from the value of any collateral or payment guarantee.

     The periodic spread is added to reflect the expected loss from the length of the maturity.

     The risk premium is added, which is measured by the unexpected loss that exceeds the expected loss from the credit rating assigned to a particular borrower.

     Estimated margin is added to reflect targeted profitability based on expected losses.

     As of December 31, 2002, 11.0% of Chohung Bank's corporate loans with outstanding maturities of one year or more had interest rates that were not fixed but were variable in reference to Chohung Bank's market rate.

 MERCHANT BANKING

     Chohung Bank is one of only two banks in Korea, along with Korea Exchange Bank, which currently provides merchant banking services. Chohung Bank established its merchant banking business through its merger with Kangwon Bank in 1999. Prior to merging with Chohung Bank, Kangwon Bank merged with Hyundai Merchant Bank in February 1999 and acquired its merchant banking operations.

     Chohung Bank presently provides merchant banking services through the Merchant Banking Group, which offers following services:

     - short-term financing for both deposit and lending sides, including cash management accounts, factoring financing and bill discounting;

     - investment banking and mergers and acquisitions advice services focused on niche markets where Chohung Bank has competitive strength such as asset-backed securities offerings and project financing; and

     - venture capital business to provide capital as well as necessary management support for high-tech start-up companies.

 TREASURY AND INTERNATIONAL BUSINESS

     Through the Treasury & International Business Group, Chohung Bank conducts treasury and international business.

  Treasury

     Chohung Bank's Treasury & International Business Group provides funds to all business operations and ensures the liquidity of its banking operation. To secure long-term stable funds, Chohung Bank uses fixed and floating rate notes payable and debentures and other advanced funding methods. As for overseas funding, the department constantly explores the feasibility of raising funds in currencies other than the U.S. Dollar, such as Japanese Yen and the Euro. In addition, Chohung Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies, in amounts exceeding W100 million, with maturities of 30 days or less. Typically, call loans have maturities of one day.

  Securities Investment and Trading

     Chohung Bank's Treasury & International Business Group is also involved in equity and fixed income securities investment and trading. Due to the recent market volatility, Chohung Bank has been focusing on reducing risks in its securities investment portfolio. Chohung Bank's debt securities portfolio consists primarily of Government-related bonds, finance debentures consisting primarily of those issued by the Bank of Korea and corporate bonds. Chohung Bank has limited its investment in equity securities and discontinued its trading in equity securities in 2000 to contain its exposure to market risk. As of December 31, 2002, Chohung Bank has approximately W294 billion remaining in equity securities investments. See "-- Description of Assets and Liabilities -- Investment Portfolio."

  International Business

     Chohung Bank's Treasury & International Business Group is also involved in treasury and trading and securities investment in international capital markets, principally engaged in foreign currency denominated securities trading, foreign exchange trading and services, trade-related financial services, international factoring services and foreign retail banking operations through Chohung Bank's overseas branches and subsidiaries. Due to the volatility in recent years in Asian capital markets, Chohung Bank has reduced its international capital markets activities and its international securities investment portfolio.

  Derivatives Trading

     Chohung Bank provides and trades a range of derivatives products. The derivatives products that we offer include:

     - Interest rate swaps and futures relating to Korean Won interest rate risks and LIBOR risks, respectively;

     - Cross currency swaps largely for Korean Won against U.S. Dollars, Japanese Yen and the Euro;

     - Foreign currency forwards and swaps;

     - Credit derivatives; and

     - KOSPI 200 indexed equity options.

     Chohung Bank's trading volume in terms of notional amount was W28,746 billion and W33,396 billion in 2001 and 2002, respectively. Chohung Bank's derivative operations focuses on addressing the needs of its corporate clients to hedge their risk exposure and back-to-back derivatives entered into to hedge its risk exposure that results from such client contracts.

     Chohung Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposure that arise from its own assets and liabilities. Chohung Bank did not apply for hedge accounting under U.S. GAAP and, accordingly, these derivatives are accounted for as trading derivatives in the financial statements. In addition, within their own established trading position limits, Chohung Bank engages in proprietary trading of derivatives. See "-- Description of Assets and Liabilities -- Derivatives".

 OTHER SERVICES

     Other services include trust account management services offered by Chohung Bank and investment trust management services offered by Chohung Investment Trust Management Co., Ltd., Chohung Bank's majority-owned subsidiary. Both of these services involve the management of customers' assets.

 Trust Account Management Services

  -- Overview

     Chohung Bank's trust account management services offer trust funds consisting primarily of money trusts. In Korea, a money trust is a discretionary trust over which (except in the case of a specified money trust) Chohung Bank has investment discretion (subject to applicable law) and is commingled and managed jointly for each type of trust account. The specified money trusts are established on behalf of customers which give Chohung Bank specific directions as to the investment of trust assets. Trust account customers are typically individuals seeking higher rates of return than those offered by bank account deposits. Because there are fewer regulatory restrictions on trust accounts than on bank account deposits, including no deposit reserve requirements, Chohung Bank has historically been able to offer higher rates of return on trust account products than on bank account deposits. Trust account products, however, generally require higher minimum deposit amounts and longer deposit periods compared with comparable bank account deposit products. Assets of the trust accounts are invested primarily in securities and loans, except that a greater percentage of the assets of the trust accounts are invested in securities compared to the bank accounts because trust accounts generally require more liquid assets due to their limited funding source compared to bank accounts. As a result of the recent low interest rate environment, Chohung Bank has been offering less attractive rates of return on its trust account products.

     Under Korean law, assets accepted in trust accounts are segregated from other assets of the trustee bank and are not available to satisfy the claims of the depositors or other creditors of such bank. Accordingly, trust accounts are accounted for and reported separately from the bank accounts of Chohung Bank. See "-- Supervision and Regulation". Trust accounts are regulated by the Trust Act and Trust Business Act of Korea and most nationwide commercial banks offer similar trust account products. Chohung Bank earns income from trust account management services, which is reflected in its accounts as net trust management fees. See "Item 5. Operating and Financial Review and Prospects -- Chohung Bank".

     Under U.S. GAAP, Chohung Bank has not consolidated trust accounts in its financial statements or recognized the acquisition of such accounts in accordance with the purchase method of accounting due to the fact that these are not Chohung Bank's assets but customers' assets.

     As of December 31, 2001 and 2002, under Korean GAAP, Chohung Bank had total trust assets of W5,667 billion and W5,533 billion, respectively, comprised principally of securities investments of W4,700 billion and W4,724 billion, respectively, and loans in the principal amount of W278 billion and W170 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial papers. As of December 31, 2001 and 2002, under Korean GAAP, equity securities constituted 6.4% and 9.1%, respectively, of our total trust assets. Loans made by trust accounts are similar in type to those made by our bank accounts, except that they are made only in Korean Won. As of December 31, 2001 and 2002, under Korean GAAP, approximately 53.0% and 40.3%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which sets forth, among other things, issuer, industry and security type limitations.

     The balance of the money trusts managed by Chohung Bank was W5,155 billion as of December 31, 2002 under Korean GAAP, showing a decrease of 4.3% compared to W5,384 billion as of December 31, 2001.

  -- Trust Products

     Chohung Bank offers to individuals primarily two basic types of money trust accounts: guaranteed fixed rate trusts and variable rate trusts.

     - Guaranteed Fixed Rate Trust Accounts. Guaranteed fixed rate trust accounts offer customers a fixed-rate of return and guaranteed principal. Chohung Bank receives any amounts remaining after taking into account the guaranteed return and all expenses of the trust accounts, including provisions for valuation losses on equity securities, loan losses and special reserves calculated under Korean GAAP. Chohung Bank maintains two types of guaranteed fixed rate trust accounts: general unspecified money trusts and development trusts. Korean banks, including Chohung Bank, are restricted from establishing new general unspecified money trusts since January 1, 1996, and development trusts effective January 1, 1999. As a result, the size of general unspecified money trusts and development trusts have decreased substantially and most of development trusts matured by the end of 2001 and most of general unspecified money trusts will mature by the end of 2018. As of December 31, 2001 and December 31, 2002, under Korean GAAP, development trusts had no outstanding balance and general unspecified money trusts amounted to an aggregate of W8 billion and W9 billion, respectively. See Note 31 of Chohung Bank's consolidated financial statements as of and for the years ended December 31, 2001 and 2002 included in "Item 8. Financial Information".

     - Variable Rate Trust Accounts. Variable rate trust accounts are trust accounts for which Chohung Bank does not guarantee the return on the trust account but, in certain instances described below, the principal of the trust account is guaranteed. In respect of variable rate trust accounts, Chohung Bank is entitled to receive fixed fees. However, the recent trend has been to offer products with stated maturities that are significantly shorter than those offered in the past.

     Chohung Bank is required, under Korean GAAP, to set aside allowances for trust assets which are not marked to market and provide special reserves for principal guaranteed variable rate trust accounts in addition to guaranteed fixed rate trust accounts. Provisions for variable rate trust assets that are not marked to market are reflected in the rate of return to customers, and thus, have no impact on Chohung Bank's income while provisions for guaranteed fixed rate trust accounts could reduce Chohung Bank's income in case of a deficiency in the payment of the guaranteed amount. Chohung Bank provides its special reserves with respect to guaranteed fixed rate and principal-guaranteed variable rate trust account credits by deducting the required amounts from trust fees for such trust accounts in accordance with the Trust Act and Trust Business Act of Korea.

     Korean banks are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) pension trusts for the elderly, (ii) individual pension trusts, and (iii) retirement trusts.

     Payments from Bank Accounts to Guaranteed Fixed Rate Trust Accounts. If income from a guaranteed fixed rate trust account is insufficient to pay the guaranteed amount, such deficiency must be satisfied from (i) first, special reserves maintained in such trust accounts, (ii) secondly, trust fees and (iii) lastly, funds transferred from Chohung Bank's bank accounts. In connection with Chohung Bank's obligations to the guaranteed fixed rate trust accounts, Chohung Bank recorded an obligation of W21 billion and W58 billion as of December 31, 2001 and 2002, respectively, which will be paid out of Chohung Bank's bank accounts at the trust accounts' maturities. Such increase in Chohung Bank's obligation to the guaranteed fixed rate trust accounts in 2002 resulted from the losses on sale by the trust accounts of loans extended to Hanbo Steel.

 -- Distribution Channels and Marketing

     Chohung Bank distributes its trust products primarily through its nation-wide branch network.

 Investment Trust Management Services

     In addition to personalized asset management services provided by Chohung Bank's private banking services, Chohung Bank also provides the customers with investment trust services through Chohung Investment Trust Management Co., Ltd. This business offers institutional, high net worth and retail clients a broad range of investment alternatives based on an integrated asset management system. Products and services offered include beneficiary certificates.

     The investment trust industry in Korea showed a sluggish trend in 2002 due primarily to falling interest rates and poor stock performance. As of December 31, 2002, total assets under fee-based management by Chohung Investment Trust Management Co., Ltd. were W68 billion.

     Since the financial crisis of the late 1990's, Chohung Bank has been rebuilding its client base by writing off assets with poor credit quality, principally those related to large corporations. As a result of these efforts, Chohung Bank believes that its investment trust business is well positioned to develop and market sophisticated products and services.

INFORMATION TECHNOLOGY

     Chohung Bank has made, and intends to continue to make, significant investments in technology and information systems in order to improve its operations management and customer service. Chohung Bank's information technology department is divided into three groups, Information Technology Planning Department, Information Technology Development Department and Information Technology Operations Department, whose functions include systems planning, equipment procurement, systems development, systems operation, systems management, electric facility operations and communications operation. As of December 31, 2001 and December 31, 2002, Chohung Bank's information technology department had a total of 336 employees and 335 employees, respectively. Chohung Bank's total expenses relating to information technology systems were W83 billion and W115 billion in 2001 and 2002, respectively, representing a 38.9% increase in 2002. In addition, Chohung Bank spent approximately W27 billion and W31 billion in 2001 and 2002, respectively on operational expenses related to information technology. Chohung Bank expects to make continued investments in information technology to support the increased volume of banking transactions as well as new business initiatives such as private banking and Customer Relationship Management System. Chohung Bank currently expects to spend approximately W196 billion in capital expenditures related to information technology in 2003.

     Chohung Bank has implemented a banking information system which consists of a core banking system to provide support to customers and branches, an executive information system and a new financial system for management information, and a bank-wide marketing data warehouse. Chohung Bank also completed an internal electronic communications and information system connecting its head office and all of its overseas branches and subsidiaries.

     Since January 1998, Chohung Bank has operated three transaction processing systems with a duplicative data storage to back-up system failure. In order to provide seamless and uninterrupted services to its customers, Chohung Bank has established a completely duplicative back-up IT system for its core banking activities in Chungju, Korea to provide a back-up system in the event of any system failure of the IT system located at Chohung Bank's headquarters in Seoul. Chohung Bank believes that in the event of a complete disruption of the information technology system in its headquarters, its entire information technology systems will be fully operational within three hours.

SUBSIDIARIES

     As of June 30, 2003, Chohung Bank had one consolidated subsidiary in Korea and three consolidated subsidiaries outside of Korea.

     Chohung Investment Trust Management Co., Ltd. was established in 1988 and engages in investment management services. In 1997, the company changed its name from Chohung Investment Management Co., Ltd. to Chohung Investment Trust Management Co., Ltd. As of December 31, 2002, its capital stock amounted to W45 billion of which Chohung Bank owns 79.77%.

     Chohung Finance Ltd., Hong Kong is a subsidiary of Chohung Bank engaged in various merchant banking activities in Hong Kong. As of December 31, 2002, its capital stock amounted to W11.3 billion, of which Chohung Bank owns 99.99%.

     CHB America Bank is a wholly-owned subsidiary of Chohung Bank created through a merger of Chohung Bank of New York and California Chohung Bank in March 2003. It offers full banking services to Korean residents in New York and in California. As of March 31, 2003, CHB America Bank's capital stock amounted to W11 billion.

     Chohung Bank (Deutschland) GmbH was established in 1994 as a wholly-owned subsidiary of Chohung Bank. As of December 31, 2002, its capital stock amounted to W15.5 billion.

COMPETITION

     Chohung Bank competes principally with other nationwide commercial banks in Korea, but also faces competition from a number of other financial institutions including regional banks, Korea's specialized banks and branches of foreign banks operating in Korea, as well as various other types of financial service institutions, including savings institutions (such as mutual savings and finance companies and credit unions and credit cooperatives), investment institutions (such as securities brokerage firms, merchant banking corporations and investment trust companies) and life insurance companies. Regulatory reforms in the Korean banking industry have increased competition among banks for deposits, generally leading to lower margins from lending activities. Prior to the beginning of the economic crisis in Korea in late 1997, there were 26 commercial banks, three development banks and four specialized banks. Due in part to the economic crisis, as of December 31, 1999, there were 17 commercial banks, two development banks and four specialized banks. Of these, three commercial banks, including Chohung Bank, were recapitalized by the Government. During 1999, four mergers were consummated and, in the first half of 2000, Korea First Bank sold its controlling interest to a foreign investor. In 2001, Kookmin Bank and H&CB merged to create the largest Korean bank in terms of assets. Also in 2001, Woori Bank restructured itself as a financial holding company and significantly realigned its businesses and products to compete with other larger banks in Korea. In December 2002, Hana Bank merged with Seoulbank. As of December 31, 2002, Chohung Bank ranked fourth largest in terms of total assets among Korean commercial banks based on information published by the Financial Supervisory Commission. Chohung Bank believes that the banking industry in Korea will continue to experience consolidation among institutions leading to increased competition in all areas in which Chohung Bank operates. See "Item 3. Key Information -- Risk Factors -- Risks Relating to Competition -- Competition in the Korean banking industry, in particular in the small- and medium-sized enterprises banking, retail banking and credit card operations, is intense, and we may experience declining margins as a result".

                     DESCRIPTION OF ASSETS AND LIABILITIES

     Unless otherwise specifically mentioned or the context otherwise requires, the following description of assets and liabilities is presented on a consolidated basis under U.S. GAAP. In the following description, with the exception of certain information relating to concentration of loans and exposures, we have included separate tables for each of the Group and Chohung Bank since we will operate Chohung Bank separately and not combine or merge its operations with those of Shinhan Bank, historically our principal banking subsidiary, for a period of three years following our acquisition of Chohung Bank. See "-- Our Acquisition of Chohung Bank -- Strategy, Organization and Timetable for Integrating Chohung Bank and Shinhan Bank and Effecting a Merger". While we will prepare consolidated financial statements including Chohung Bank as of and for the year ended December 31, 2003, there are currently no consolidated financial statements available reflecting the operations of the Group and Chohung Bank combined. Accordingly, we have retroactively combined the assets and liabilities of Chohung Bank with those of the Group, where appropriate, as if Chohung Bank were our subsidiary as of the dates indicated below. The purpose of this combined presentation is to provide information about the continuing impact of our acquisition of Chohung Bank by indicating how the acquisition might have affected historical assets and liabilities information and to enhance the reader's understanding of our combined business and operations going forward. The combined figures are pro forma in nature and represent the combined historical activities of both the Group and Chohung Bank for periods when they operated as separate on-going entities and do not reflect any adjustments to reflect significant trends or other factors that may be of relevance in considering future performance. These combined figures have been prepared for comparative and informational purposes only and do not purport to be indicative of what our historical results and financial position would have been, had our acquisition of Chohung Bank actually taken place prior to the dates indicated below.

LOANS
     As of December 31, 2002, the Group's total gross loan portfolio was W45,052 billion, an increase of 33.8% from W33,665 billion at December 31, 2001. The increase in the portfolio primarily reflects an increase in the mortgage and home equity loans and other commercial loans. As of December 31, 2002, Chohung Bank's total gross loan portfolio was W46,030 billion, an increase of 29.8% from W35,462 billion at December 31, 2001.

 LOAN TYPES

 Shinhan

     The following table presents the Group's loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total loans reflect the Group's loan portfolio, including past due amounts.

                                                         AS OF DECEMBER 31,
                                           -----------------------------------------------
                                           1998(1)   1999(1)    2000      2001      2002
                                           -------   -------   -------   -------   -------
                                                        (IN BILLIONS OF WON)
Corporate
  Commercial and industrial(2)...........  W10,251   W12,570   W13,847   W13,459   W15,800
  Other commercial(3)....................    4,343     5,448     6,746     6,748     9,352
  Lease financing........................      634       558        --       598       636
                                           -------   -------   -------   -------   -------
Total -- Corporate.......................   15,228    18,576    20,593    20,805    25,788
                                           -------   -------   -------   -------   -------
Consumer
  Mortgages and home equity..............      430     1,216     2,376     7,253    11,539
  Credit cards...........................    1,009     1,143     1,570     2,070     2,763
  Other consumer(4)......................    1,869     2,478     3,330     3,537     4,962
                                           -------   -------   -------   -------   -------
Total -- Consumer........................    3,308     4,837     7,276    12,860    19,264
                                           -------   -------   -------   -------   -------
Total gross loans(5).....................  W18,536   W23,413   W27,869   W33,665   W45,052
                                           =======   =======   =======   =======   =======

---------------

Note:

(1) Adjustments were necessary to reconcile the aggregate loan balance from Korean GAAP to a comparable U.S. GAAP basis. The following table sets out the adjustments necessary to reconcile the aggregate loan balance for 1998 and 1999 from Korean GAAP to a basis comparable to the later years disclosed above.

(2) Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(3) Consists primarily of privately placed bonds, credit facility drawdowns and purchases of commercial paper or notes at a discount from its customers with recourse.

(4) Consists primarily of general unsecured loans to retail customers.

(5) As of December 31, 2002, approximately 79.8% of our total gross loans were Won-denominated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
TOTAL LOAN BALANCE UNDER KOREAN GAAP........................   W19,949     W24,490
Add/(less) adjustments to U.S. GAAP:
  De-consolidation of trust accounts........................    (1,669)       (818)
  Reclassification of items not classified as loans under
     U.S. GAAP..............................................      (223)       (272)
  Reclassification of items not classified as loans under
     Korean GAAP............................................       479          13
                                                               -------     -------
TOTAL LOAN BALANCE UNDER U.S. GAAP..........................   W18,536     W23,413
                                                               =======     =======

  Chohung

     The following table presents Chohung Bank's loans by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total gross loans reflect Chohung Bank's loan portfolio, including past due amounts.

                                                         AS OF DECEMBER 31,
                                           -----------------------------------------------
                                           1998(1)   1999(1)    2000      2001      2002
                                           -------   -------   -------   -------   -------
                                                        (IN BILLIONS OF WON)
Corporate
  Commercial and industrial(2)...........  W14,334   W14,871   W14,862   W13,902   W16,814
  Other commercial(3)....................    3,805     6,353     6,995     7,080     7,611
  Lease financing........................      653       633       786       553       429
                                           -------   -------   -------   -------   -------
Total -- Corporate.......................   18,792    21,857    22,643    21,535    24,854
                                           -------   -------   -------   -------   -------
Consumer
  Mortgages and home equity..............       87       107     1,785     3,993     7,167
  Credit cards...........................      745     1,422     2,954     4,869     5,770
  Other consumer(4)......................    2,634     3,606     3,578     5,065     8,239
                                           -------   -------   -------   -------   -------
Total -- Consumer........................    3,466     5,135     8,317    13,927    21,176
                                           -------   -------   -------   -------   -------
Total gross loans(5).....................  W22,258   W26,992   W30,960   W35,462   W46,030
                                           =======   =======   =======   =======   =======

---------------

Notes:

(1) Adjustments were necessary to reconcile the aggregate loan balance from Korean GAAP to a comparable U.S. GAAP basis. The following table sets out the adjustments necessary to reconcile the aggregate loan balance for 1998 and 1999 from Korean GAAP to a basis comparable to the later years disclosed above.

(2) Consists primarily of working capital loans, general purpose loans, bills purchased, trade-related notes and inter-bank loans.

(3) Consists primarily of privately placed bonds, credit facility drawdowns and Chohung Bank's purchases of commercial paper or notes at a discount from its customers with recourse.

(4) Consists primarily of general unsecured loans to retail customers.

(5) As of December 31, 2002, approximately 89.7% of Chohung Bank's total gross loans were denominated in Korean Won.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
TOTAL LOAN BALANCE UNDER KOREAN GAAP........................   W25,259     W28,614
Add/(less) adjustments to U.S. GAAP:
  De-consolidation of trust accounts........................    (2,471)     (1,382)
  Reclassification of items not classified as loans under
     U.S. GAAP..............................................      (566)       (240)
  Reclassification of items not classified as loans under
     Korean GAAP............................................        36          --
                                                               -------     -------
TOTAL LOAN BALANCE UNDER U.S. GAAP..........................   W22,258     W26,992
                                                               =======     =======

  Shinhan and Chohung Combined

     The following table presents our loans (combining both the Group and Chohung Bank) by type for the periods indicated. Except where specified otherwise, all loan amounts stated below are before deduction for loan loss allowances. Total gross loans reflect our loan portfolio, including past due amounts.

                                                         AS OF DECEMBER 31,
                                           -----------------------------------------------
                                           1998(1)   1999(1)    2000      2001      2002
                                           -------   -------   -------   -------   -------
                                                        (IN BILLIONS OF WON)
Corporate
  Commercial and industrial..............  W24,585   W27,441   W28,709   W27,361   W32,614
  Other commercial.......................    8,148    11,801    13,741    13,828    16,963
  Lease financing........................    1,287     1,191       786     1,151     1,065
                                           -------   -------   -------   -------   -------
Total -- Corporate.......................   34,020    40,433    43,236    42,340    50,642
                                           -------   -------   -------   -------   -------
Consumer
  Mortgages and home equity..............      517     1,323     4,161    11,246    18,706
  Credit cards...........................    1,754     2,565     4,524     6,939     8,533
  Other consumer.........................    4,503     6,084     6,908     8,602    13,201
                                           -------   -------   -------   -------   -------
Total -- Consumer........................    6,774     9,972    15,593    26,787    40,440
                                           -------   -------   -------   -------   -------
Total gross loans(2).....................  W40,794   W50,405   W58,829   W69,127   W91,082
                                           =======   =======   =======   =======   =======

---------------

Notes:

(1) Adjustments were necessary to reconcile the aggregate loan balance from Korean GAAP to a comparable U.S. GAAP basis. The following table sets out the adjustments necessary to reconcile the aggregate loan balance for 1998 and 1999 from Korean GAAP to a basis comparable to the later years disclosed above.

(2) As of December 31, 2002, approximately 84.8% of our total gross loans were Won-denominated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                1998        1999
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
TOTAL LOAN BALANCE UNDER KOREAN GAAP........................   W45,208     W53,104
Add/(less) adjustments to U.S. GAAP:
  De-consolidation of trust accounts........................    (4,140)     (2,200)
  Reclassification of items not classified as loans under
     U.S. GAAP..............................................      (789)       (512)
  Reclassification of items not classified as loans under
     Korean GAAP............................................       515          13
                                                               -------     -------
TOTAL LOAN BALANCE UNDER U.S. GAAP..........................   W40,794     W50,405
                                                               =======     =======

 LOAN CONCENTRATIONS

     On a consolidated basis, our exposure to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of the Net Total Equity Capital Credit under Korean GAAP (as defined in "-- Supervision and Regulation"). In addition, each of Shinhan Bank's and Chohung Bank's exposure, on a non-consolidated basis, to any single borrower and exposure, on a non-consolidated basis, to any single group of companies belonging to the same conglomerate is limited by law to 20% and 25%, respectively, of each bank's total Tier I and Tier II capital under Korean GAAP.

 Twenty Largest Exposures by Borrower

     As of December 31, 2002, our twenty largest exposures (both the Group and Chohung Bank combined), consisting of loans, securities and guarantees and acceptances, totaled W22,971 billion and accounted for 18.6% of our total exposures. The following table sets forth, as of December 31, 2002, our total exposures to these top twenty borrowers.

                                           LOANS                                                                AMOUNTS OF
                                    -------------------                             GUARANTEES                IMPAIRED LOANS
                                      WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
COMPANY                             CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
-------                             --------   --------   ----------   ----------   -----------   ---------   ---------------
                                                                      (IN BILLIONS OF WON)
Korea Deposit Insurance             W    --    W    --      W  --       W  7,234      W    --     W  7,234        W    --
  Corporation.....................
Korean Government.................       --         17         --          2,918           --        2,935             --
The Bank of Korea.................       --         --         --          2,302           --        2,302             --
Korea Asset Management                   --         --          6          1,086           --        1,092             --
  Corporation.....................
Kookmin Card......................      761         --         --            319           --        1,080             --
SK Global(1)......................       43        695         --             24          258        1,020            996
LG International Corp.............        5        610         --             --          179          794             --
The Korea Development Bank........        1         --         --            783           --          784             --
Samsung Electronics Co., Ltd......       --        693         14             23            9          739             --
LG Electronics Inc................       10         71          5             61          458          605             --
Hynix Semiconductor(2)............      305        112        127              2           --          546            417
Korea Highway Corporation.........       --         --         --            508           --          508             --
Hyundai Motor Company.............        1        298          3             23          166          491             --
Hyundai Merchant Marine(3)........       98        377         --             --            3          478            478
Korea Land Corporation............       --         --         --            450           --          450             --
Kookmin Bank......................        3         --          3            403           --          409             --
Ssangyong Corporation(4)..........       34        153          3             40          178          408            365
Kia Motors Company................       10        267          5              1           92          375             --
Star Tower Corporation............      370         --         --             --           --          370             --
Korea Electric Power                     --         --          2            349           --          351             --
  Corporation.....................
                                    -------    -------      -----       --------      -------     --------        -------
Total.............................  W 1,641    W 3,293      W 168       W 16,526      W 1,343     W 22,971        W 2,256
                                    =======    =======      =====       ========      =======     ========        =======

---------------

Notes:

(1) Includes its offshore subsidiaries, SK Global Hong Kong, SK Global ASIA-PAC, SK Group Japan, SK Global Europe and SK Global America.

(2) Includes its subsidiary, Hyundai Semiconductor America, Inc.

(3) Includes its subsidiaries, Sky-Con Leasing, Inc. and White-Cub Leasings,
    Inc.

(4) Includes its subsidiaries, Ssangyong Singapore, Ssangyong U.S.A. and Ssangyong Japan.

 Exposure to Chaebols

     As of December 31, 2002, 10.4% of our total exposure (both the Group and Chohung Bank combined) was to the thirty largest chaebols. The following table shows, as of December 31, 2002, our total exposures (both the Group and Chohung Bank combined) to the ten chaebol groups to which we have the largest exposure.

                                             LOANS                                                                AMOUNTS OF
                                      -------------------                             GUARANTEES                IMPAIRED LOANS
                                        WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
CHAEBOL                               CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
-------                               --------   --------   ----------   ----------   -----------   ---------   ---------------
                                                                        (IN BILLIONS OF WON)
LG..................................  W   265    W   907      W  16        W 199        W 1,133     W  2,520        W    --
Samsung.............................      290        971         44          248            390        1,943             --
Hyundai Motors......................      400        762         36           89            409        1,696              3
SK..................................      184        811         16          116            541        1,668            999
Hanjin..............................      119        357          2           --             62          540             --
Hyundai.............................      104        414         --           --             17          535            529
KT..................................       99         --          7          270              1          377             --
Kumho...............................      179        132         --           --             56          367             --
Lotte...............................      247          5         --           10             79          341             --
Hyosung.............................      173         82         --            5             69          329             --
                                      -------    -------      -----        -----        -------     --------        -------
  Total.............................  W 2,060    W 4,441      W 121        W 937        W 2,757     W 10,316        W 1,531
                                      =======    =======      =====        =====        =======     ========        =======

 Exposures to SK Group Companies

     In the first quarter of 2003, accounting irregularities were discovered at SK Global to which most commercial banks in Korea, including ourselves, have substantial exposure. These irregularities had concealed the weak financial condition of SK Global over a period of several years. In March 2003, the principal creditor banks of SK Global acknowledged that SK Global is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Global until June 18, 2003.

     In June 2003, the domestic creditors of SK Global agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by providing cash in the amount of approximately 30% of the outstanding loans, which we did not participate in. In addition, in July 2003, the domestic creditors' committee and the steering committee of the overseas creditors of SK Global agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as incentives which will be in the form of bonds with warrants. The cash payment shall be repaid in four installments of 40% on December 31, 2003, 30% on March 31, 2004, 20% on June 30, 2004 and 10% on
September 30, 2004. Depending on whether the approval rate of all the foreign creditors is 95% or more, between 90 to 95% or between 80 to 90%, the amount of the incentives will be 5%, 4% or 3% of the total outstanding credit as of March 11, 2003. The bonds with warrants, which warrants can be exercised in 2005, will be due in 2007, without any interest, and will be repaid in a one-time payment.

     The agreement, which has been endorsed by the steering committee of overseas creditors, remains subject to each overseas creditors' approval. The steering committee of overseas creditors was originally required to obtain the approval from each overseas creditor and present a written statement of consent to the domestic creditors by mid-August 2003. The domestic creditors have since extended this deadline to September 17, 2003.

     Once finally approved by the overseas creditors, domestic creditors are expected to finalize the detailed terms of the workout program, which will, among other things, require SK Corporation, the major shareholder of SK Global and the creditors of SK Global participating in the workout program to convert approximately W2.4 trillion in principal amount of total debt into equity securities, consisting of common shares, redeemable preferred shares and convertible bonds, of SK Global, after writing off substantially all of pre-existing equity securities. While the workout program may also call for additional restructuring of surviving debt, including extension of maturity and reduction of interest rates, the detailed terms are expected to be finalized by the end of 2003.

     Both the Group and Chohung Bank have decided to participate in the workout program. We believe that participation in the workout program will eventually yield more than the 30% cash buyout proposed for dissenting domestic creditors. At this time, it is difficult to predict how much of our loans to SK Global will be converted into what percentage of equity securities of SK Global or whether our loans to SK Global will be subject to additional restructuring including extension of maturities and reduction of interest rates. However, we do not believe that our participation in the workout program will have any material adverse impact on us or our financial condition. While we believe that the level of our specific allowance for loan losses in respect of SK Global are adequate to cover losses currently expected from our participation in, and implementation of, the workout program of SK Global, no assurance can be given that our allowance for loan losses with respect to SK Global will be sufficient to cover actual future losses.

     As of December 31, 2002, 1.3% of our total exposure (both the Group and Chohung Bank combined) was to the member companies of the SK Group. The following table shows, as of December 31, 2002, the breakdown of our total exposure by member companies of the SK Group.

                                               LOANS                                                                AMOUNTS OF
                                        -------------------                             GUARANTEES                IMPAIRED LOANS
                                          WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
                                        CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
                                        --------   --------   ----------   ----------   -----------   ---------   ---------------
COMPANY                                                                   (IN BILLIONS OF WON)
  SK Global ..........................    W 43       W695        W--          W 24         W258        W1,020          W996
  SK Corporation......................      24         --          1            19          108           152            --
  SK Chemical.........................      61          4         --            10           15            90            --
  SK Telecom Co. .....................      10         --         14            60           --            84            --
  SK Teletech Co. ....................      --         --         --            --           82            82            --
  SK Gas .............................       4          7         --            --           69            80            --
  SK Shipping Co. ....................      --         84         --            --           --            84            --
  SKC Co. ............................      15         21         --            --           --            36            --
  Sheraton Grande Walkerhill Hotel....       6         --         --             3            6            15            --
  Daehan City Gas.....................      10         --         --            --           --            10            --
  Pusan City Gas......................       5         --         --            --           --             5            --
  Segae Trading Co. ..................       3         --          1            --           --             4             3
  SK Telesys..........................       1         --         --            --            3             4            --
  Kangwon Gas.........................       1         --         --            --           --             1            --
  Kumi City Gas.......................       1         --         --            --           --             1            --
                                          ----       ----        ---          ----         ----        ------          ----
    Total.............................    W184       W811        W16          W116         W541        W1,668          W999
                                          ====       ====        ===          ====         ====        ======          ====

     As of December 31, 2002, our total exposure (both the Group and Chohung Bank combined) outstanding to SK Global alone was W1,020 billion, or 0.8% of our total exposure, consisting of W738 billion in loans, W24 billion in debt securities and W258 billion in guarantees and acceptances. Of our total loans outstanding to SK Global, W71 billion was secured for which we made no allowance for loan losses. However, no assurance can be given that we will be able to fully recover on these secured loans. For the remaining unsecured loans of W667 billion, we made allowance for loan losses of W338 billion. With respect to the guarantees and acceptances outstanding, we made allowances of W111 billion.

     If the Group and Chohung Bank had participated in the domestic creditors' buyout program, each would have recovered 30%, or W76 billion and W125 billion, respectively, on their respective exposures of unsecured loans of W252 billion and W415 billion. To date, approximately 13.6% of the total outstanding domestic exposure has elected to participate in this program. By electing not to participate in this program, the Group estimates that it will recover 52% or W131 billion, and, therefore, has established an allowance for the unsecured loans of W121 billion. Similarly, Chohung Bank estimates that it will recover 48% or W198 billion and it has established an allowance of W217 billion.

     Both the Group and Chohung Bank considered the results of discounted cash flow analyses with respect to determining the appropriate levels of the respective allowances for loan losses for SK Global as of December 31, 2002. These discounted cash flow analyses took into account certain assumptions including, among other things, those related to SK Global's future business revenue, the level of conversion of debt to equity and the extent of a foreign creditor cash buyout.

     With respect to the respective analyses performed by both the Group and Chohung Bank, the assumptions related to SK Global's future business revenue reflect the underlying premise of our analysis that SK Global has three viable principal lines of business, consisting of energy distribution, telecommunications infrastructure and export/import trading, that will generate sufficient revenue to recover our remaining outstanding balance after the allowance. In the case of the Group, our analysis started with a business plan prepared by the management of SK Global prepared on March 19, 2003. The analysis performed by Chohung Bank in this regard, also considered updates made by the management of SK Global to this business plan in late May and early June 2003. The estimates in these business plans were further refined, in the case of both the Group and Chohung Bank, to reflect discussions with the management of SK Global on the company's future prospects. While the accounting irregularities at SK Global affected the historical financial statements, they did not have a significant effect on these three lines of business. To the extent necessary, our cash flow analysis considered the effect of these irregularities.

     In addition, both the Group and Chohung Bank are members of the domestic creditors' committee of SK Global, or the "Committee", representing approximately 4.6% and 5.0% respectively of the outstanding claims of all members. Through membership in the Committee, the respective managements of the Group and Chohung Bank considered matters discussed at meetings of the Committee and among Committee members. Among other things, such matters included potential alternatives to workout and restructuring. Whether formally proposed or not, the management of each of the Group and Chohung Bank considered all alternatives discussed as a means of assessing (i) the most likely workout and/or restructuring plans to ultimately be agreed to by the Committee and SK Global and (ii) the ability of SK Global to perform under terms of any agreed-upon plan. The likely levels of debt to equity conversion, the intent of which is to replenish the equity that was reduced by the accounting irregularities at SK Global, are based upon statements of intent by SK Corporation and other parties discussed at these meetings. It is currently anticipated that we will participate, through the domestic creditor workout program, in a conversion of a portion our debt into shares of SK Global's common stock. Recognizing the potential dilutive effect of the domestic creditors' converting a significant portion of their debt into shares of SK Global's common stock and the effect of likely restrictions on the ability of both the Group and Chohung Bank to sell any shares received, the respective discounted cashflow analyses performed by the Group and Chohung reflect discounts to the market price of SK Global common stock of 90% and 70%, respectively. The higher discount used by the Group in its analysis reflects the higher common share price of SK Global during periods considered earlier in 2003, when the Group's analysis was prepared.

     The information about foreign creditor cash buyout is based upon information regarding participation discussed during meetings of the Committee. It is our current understanding that the buyout of the foreign creditors will be financed by SK Global through working capital. If necessary, we understand that SK Global can raise additional funds through the sale of shares of SK Telecom owned by SK Global.
     The amount of combined guarantees and acceptances of W258 billion as of December 31, 2002 are largely trade related. Both the Group and Chohung Bank used the same cash flow information described above, which reflected the lower level of risk inherent in this exposure, which includes self-liquidating trade finance transactions, and a reduction in the level of guarantees and acceptances subsequent to December 31, 2002 to determine that the combined allowance of W111 billion was adequate.

     As of December 31, 2002, the value of our debt securities exposure of W24 billion in securities to SK Global reflects the impairment loss of W23 billion we recognized during the year ended December 31, 2002, which we believe is other than temporary. As of December 31, 2002, our total exposure outstanding to Segae Trading Co. was W4 billion, consisting of W3 billion in loans and W1 billion in equity securities. For the loans, we have made an allowance for loan losses of W1 billion.

     In addition, as of December 31, 2002, our total exposure outstanding to SK Corporation, the controlling company of the SK Group, was W152 billion, or 0.1% of our total exposure, consisting of W24 billion in loans, W1 billion in equity securities W19 billion in debt securities and W108 billion in guarantees and acceptances. We classify loans and guarantees and acceptances to other SK Group companies, including SK Corporation, as performing in accordance with our internal credit rating methodology and therefore no specific allowance is made against these loans or guarantees and acceptances. Our management believes the general allowance of W484 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within this portfolio, including those loans to companies within the SK Group, including SK Corporation and excluding SK Global and Segae Trading Co. See "Item
3. Key Information -- Risk Factors -- Risks Relating to our banking business -- We have significant exposure to SK Global which is experiencing financial difficulties that it concealed through accounting irregularities and which is in a workout program. If this program is not satisfactorily resolved, it may have a material adverse effect on us".

 Exposures to Former Hyundai Group Companies

     A number of the former and current Hyundai Group companies, which used to be one of the largest chaebols in Korea, have been experiencing financial difficulties as a result of, among other things, their liquidity problems since the Asian financial crisis in 1997. The most significant of such companies that are experiencing financial difficulties are Hynix Semiconductor (formerly known as Hyundai Electronics), Hyundai Merchant Marine, Hyundai Engineering & Construction, Hyundai Petrochemicals and Inchon Oil Refinery. As of December 31, 2002, 2.6% of our total exposure was to the former Hyundai Group companies. The former Hyundai Group companies have undergone corporate restructuring resulting in a breakoff from the former Hyundai Group of (i) Hyundai Motor Company and its affiliates, (ii) Hyundai Corporation and its affiliates, including Hyundai Merchant Marine, (iii) Hyundai Oil and its affiliates, including Inchon Oil Refinery, and (iv) Hyundai Heavy Industries and its affiliates. Each of Hyundai Petrochemical, Hyundai Engineering & Construction and Hynix Semiconductor were separately disaffiliated from the former Hyundai Group as a result of corporate restructuring by creditor action, including capital reductions and debt-to-equity swaps.

     The following table shows, as of December 31, 2002, the breakdown of our total exposure (both the Group and Chohung Bank combined) by member companies of the former Hyundai Group.

                                               LOANS                                                                AMOUNTS OF
                                        -------------------                             GUARANTEES                IMPAIRED LOANS
                                          WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
COMPANY                                 CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
-------                                 --------   --------   ----------   ----------   -----------   ---------   ---------------
                                                                          (IN BILLIONS OF WON)
HYUNDAI MOTOR GROUP:
Hyundai Motor Company.................    W  1      W  298       W  3         W 23         W166        W  491         W   --
Kia Motors Corporation................      10         267          5            1           92           375             --
Hyundai Hysco Co. ....................      47          92         --           --           31           170             --
Hyundai Capital Services Inc. ........     120          --         --           49           --           169             --
INI Steel Company.....................      --          23         25            1           45            94             --
Lotem Co. ............................       8          22         --           --           34            64             --
Hyundai Card Co. .....................      45          --         --           15           --            60             --
Hyundai Mobis Co. ....................      --          40          4           --           --            44             --
Globis Co. ...........................      14          --         --           --           --            14             --
Wia Corporation.......................      --          --         --           --            7             7             --
Dymos Co. ............................       6          --         --           --           --             6             --
Guandong Hyundai Mobis Co., Ltd.......      --           4         --           --           --             4             --
HYUNDAI CORPORATION GROUP:
Hyundai Merchant Marine Co. ..........      98         377         --           --            3           478            478
Hyundai Corporation...................      --          37         --           --           14            51             51
Hyundai Elevator Co. .................       5          --         --           --           --             5             --
HYUNDAI OIL GROUP:
Inchon Oil Refinery Co. ..............     132          --         --           --           --           132            132
Hyundai Oil Bank......................      15           1         --           --           51            67             --
HYUNDAI HEAVY GROUP:
Hyundai Heavy Industries Co. .........       3          15         --           10           91           119             --
Hyundai Motor Shipyard................      --          --         --           --           27            27             --
DISAFFILIATED:
Hynix Semiconductor...................     305         112        127            2           --           546            417
Hyundai Engineering & Construction
  Co. ................................      17          --         64           40           --           121             17
Hyundai Petrochemical Co. ............      71          19         13            3            8           114             98
Pentech & Curitel.....................      24          --         --           --            6            30             --
Koryo Development Corp. ..............       9          --         --           --            1            10             10
Hyundai ENG Plastic Co................       2          --         --           --           --             2             --
Hyundai Department Store Co., Ltd. ...      --           1         --           --            1             2             --
                                          ----      ------       ----         ----         ----        ------         ------
    Total.............................    W932      W1,308       W241         W144         W577        W3,202         W1,203
                                          ====      ======       ====         ====         ====        ======         ======

     See "Item 3. Key Information -- Risk Factors -- Risks Relating to our banking business -- We have exposure to the largest Korean commercial conglomerates, known as "chaebols", and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us".

       -- Hynix Semiconductor

     As a result of, among other things, intense capital requirements and falling memory prices, Hynix Semiconductor has experienced and is continuing to experience significant financial difficulties. In May 2001, domestic commercial banks, investment trust companies and certain other financial institution creditors of Hynix Semiconductor agreed to provide financial assistance under which the Group purchased W50 billion of convertible bonds for cash and extended the maturities of certain credits in an aggregate amount of W351 billion (certain types of credits being based on the credit limits) to June 2003 (except, in the case of

US$59.0 million, to September 2005) and Chohung Bank purchased W134 billion of convertible bonds for cash and extended the maturities of certain credits in an aggregate amount of W648 billion (certain types of credits being based on the credit limits) to June 2003 (except, in the case of US$14.4 million, to April
2005). In June 2001, Hynix Semiconductor issued US$1.2 billion of global depositary shares representing common shares.

     On October 31, 2001, the creditors' committee of Hynix Semiconductor resolved to restructure the existing credits and provide additional credits in accordance with the Corporate Restructuring Promotion Act. The following summarizes the agreements applicable to commercial banks:

     - Equity conversion of W2.9 trillion of existing loans and other exposure (including the convertible bonds in the amount of W1 trillion issued in June 2001) to three-year mandatorily convertible bonds. Conversion price is capped at W3,100 per share but was adjusted downward on May 31, 2002 to the minimum conversion price of W708 per share. Shares received upon conversion are subject to sales restriction until the end of 2006.

     - Conversion of trade related credit line of US$223 million to mid- to long-term loans maturing at the end of 2004 at 6.0%.

     - Extension of the maturities (to the end of 2004 for short-term loans and credit lines) and reduction of the interest rates (at 6.0% for loans in Korean Won, including syndicated loans and overdrafts).

     - Extension of additional credits in the amount of W658 billion, 50% of which will be provided for capital expenditures with a maturity of five years and 50% for working capital with a maturity of three years, both at an interest rate of 7.0% per annum. Such additional credits were all extended to Hynix Semiconductor by the end of March 2002.

     - Dissenters' rights: Korea First Bank and three other banks exercised their dissenters' right pursuant to the Corporate Restructuring Promotion Act and Hynix Semiconductor repaid the claims of such dissenting banks, except the claims of Korea First Bank in the amount of W63 billion, in May 2002. With respect to the claims of Korea First Bank, it was agreed that Hynix Semiconductor would repay the full amount by the end of 2003. In the case of Hynix Semiconductor's failure to repay this amount when due, pursuant to the Corporate Restructuring Promotion Act, the creditors' committee of Hynix Semiconductor shall be liable for the repayment of the claim by Korea First Bank. For description of dissenter's right under the Corporate Restructuring Promotion Act, see "-- Credit Exposures to Companies in Workout, Court Receivership and Composition" below.

     In connection with the equity conversion described above, the Group acquired W125 billion of mandatorily convertible bonds in exchange for convertible bonds acquired in June 2001, loans and other exposure in the aggregate principal amount of W406 billion and Chohung Bank acquired W424 billion of mandatorily convertible bonds in exchange for convertible bonds acquired in June 2001, loans and other exposure in the aggregate principal amount of W424 billion. On June 1, 2002, the creditors of Hynix Semiconductor converted the convertible bonds held by the various creditor banks. On the same date, Chohung Bank converted the W424 billion of convertible bonds into equity shares of Hynix Semiconductor at the conversion price of W708 per share. Chohung Bank recorded a 70% aggregate loss in the aggregate amount of W297 billion and reflected W127 billion as book value (W212 per share) of equity shares of Hynix Semiconductor. Following approval at the creditors' committee, in April 2003, Hynix Semiconductor conducted a 21 to 1 capital reduction of its equity shares and Chohung Bank converted an additional W161 billion of convertible bonds into equity shares of Hynix Semiconductor at the conversion price of W9,513 per share. As a result of such capital reduction, Chohung Bank currently owns 45,418,897 shares of Hynix Semiconductor, representing 10.24% of its outstanding shares.

     Following the breakdown in talks with Micron Technology about its investment or acquisition of Hynix Semiconductor or its assets, the creditors' committee of Hynix Semiconductor has agreed to further restructuring of Hynix Semiconductor, including additional debt restructuring, in consultation with Deutsche Bank, outside advisor to the creditors' committee of Hynix Semiconductor.

     In May 1997, in connection with the financing of US$850 million for the construction of a fabrication plant in Eugene, Oregon of Hyundai Semiconductor America, Hyundai Heavy Industries, Hyundai Merchant Marine and Hyundai Corporation entered into a group support agreement to unconditionally, irrevocably and jointly and severally guarantee the obligations of Hynix Semiconductor. This transaction resulted in a creation of joint and several obligations of these three companies in favor of the creditors of Hynix Semiconductor in the amount of US$850 million, subject to scheduled repayment. Hynix Semiconductor's failure to perform its obligations under this transaction will trigger this obligation and will give rise to significant liquidity problems and capital requirements for these three companies, resulting in asset quality deterioration of our total exposure outstanding to these three companies.

     As of December 31, 2002, our total exposure outstanding to Hynix Semiconductor was W546 billion, or 0.4% of our total exposure, consisting of W417 billion in unsecured loans, W2 billion in debt securities and W127 billion in equity securities. For its total loans of W417 billion, we made an allowance for loan losses of W337 billion. The value of our debt securities exposure of W2 billion and equity securities exposure of W127 billion to Hynix Semiconductor reflect the accumulated loss of W3 billion and W297 billion, respectively, recognized during the year ended December 31, 2001 and 2002. While we currently do not intend to provide additional financial assistance, including extension of new credit, to normalize Hynix Semiconductor and its operations, the final outcome of the matters relating to Hynix Semiconductor is highly uncertain and subject to significant variation over time.

  -- Hyundai Merchant Marine

     Primarily due to large capital expenditures from borrowings, a decline in the shipping industry since 2001 as well as losses from its Mt. Kumgang operations in North Korea since 1999, Hyundai Merchant Marine has been experiencing financial difficulties and has recorded significant decreases in sales and profitability. In October 2002, a meeting of the creditor financial institutions of Hyundai Merchant Marine was held to provide a bridge financing of W50 billion, in which we, including Chohung Bank, did not participate. In addition, the creditor financial institutions agreed to extend the maturities of their respective short-term loans to Hyundai Merchant Marine to the end of 2002. In December 2002, as part of its restructuring efforts, Hyundai Merchant Marine entered into a definitive agreement to sell its automobile shipping division to Eurkor Car Carriers Inc., a consortium led by Wallenius of Sweden, Wilhelmsen of Norway and Hyundai Motor Company of Korea, for a sale price of US$1.3 billion plus assumption of liabilities of US$200 million in related ship financing. Hyundai Merchant Marine used the proceeds from the sale of its automobile shipping division to repay outstanding loans extended by its creditor financial institutions. In addition, Hyundai Heavy Industries and Hyundai Motor Company have outstanding guarantees in favor of Hyundai Merchant Marine in the amount of approximately US$2.5 billion and approximately US$400 million, respectively. As of December 31, 2002, our total loans to Hyundai Merchant Marine of W475 billion were classified as impaired, of which W200 billion was in connection with ship financing, substantially all of which were secured by ship mortgages and guarantees by Hyundai Heavy Industries, W172 billion was in connection with leasing and W103 billion was in connection with general purpose loans. We made an aggregate allowance for loan losses of W148 billion in respect of our total loans to Hyundai Merchant Marine as of December 31, 2002.

  -- Inchon Oil Refinery

     As of December 31, 2002, our total exposure outstanding to Inchon Oil Refinery was W132 billion in loans, or 0.1% of our total exposure. We made an allowance for loan losses of W76 billion in connection with these loans, of which W105 billion are secured and W27 billion are unsecured. No assurance can be given that we will be able to fully recover on these secured loans. Since January 2002, we have not provided any additional credits to Inchon Oil Refinery. Inchon Oil Refinery is currently under court receivership.

  -- Hyundai Engineering & Construction

     At a creditors' meeting in June 2001, 44 domestic financial institutions, including the Group, Chohung Bank and 13 other commercial banks, which have extended credits to Hyundai Engineering & Construction agreed to and approved the following:

     - convert credits in an aggregate amount of W1,400 billion into equity through a debt-to-equity swap after a 5.99:1 capital reduction, according to which the Group converted W33 billion of credits into common shares representing approximately 1.5% of Hyundai Engineering & Construction's outstanding common shares as of December 31, 2001 and Chohung Bank converted W96 billion of credits into common shares representing approximately 4.4% of Hyundai Engineering & Construction's outstanding common shares as of December 31, 2001;

     - participated in (i) a rights offering of W750 billion, of which the Group subscribed for W20 billion of common shares at W5,000 per share, representing approximately 0.9%, and Chohung Bank subscribed for W57 billion of common shares at W5,000 per share, representing approximately 2.7%, and (ii) an offering of convertible bonds due April 2004 of W750 billion, of which the Group purchased W30 billion, convertible into approximately 1.4% of Hyundai Engineering & Construction's common shares as of December 31, 2001 (assuming full conversion), and Chohung Bank purchased W88 billion, convertible into approximately 4.0% of Hyundai Engineering & Construction's common shares as of December 31, 2001 (assuming full conversion); and

     - investment trust companies, instead of participating in the debt-to-equity swap, agreed to extend the maturities of Hyundai Engineering & Construction's debentures in an aggregate amount of W515 billion for three years from their respective maturities.

     As of December 31, 2002, our total exposure outstanding to Hyundai Engineering & Construction was W121 billion, or 0.1% of our total exposure, consisting of W17 billion in loans, W40 billion in debt securities and W64 billion in equity securities. For the loans of W17 billion, we made an allowance for loan losses of W1 billion. We have also recognized an impairment loss of W59 billion and W64 billion against debt and equity securities, respectively, which we believes is other than temporary.

     Since January 2003, we have not provided additional credits to Hyundai Engineering & Construction.

  Exposures to Ssangyong Group Companies

     In 1998, Daewoo Motors acquired Ssangyong Motors from the former Ssangyong Group, on condition that certain of the then existing liabilities of Ssangyong Motors be retained by the former Ssangyong Group. In connection with this transaction, ten member companies of the Ssangyong Group assumed in the aggregate liabilities of W1.8 trillion, which subsequently resulted in significant increases in interest expense for such companies, further aggravated by a sharp increase in interest rates during the financial crisis of the late 1990's. Several of the Ssangyong Group companies, including Ssanyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction, have experienced significant financial and liquidity difficulties as a result and were subsequently placed under workout programs by their respective creditors.

     As of December 31, 2002, 0.5% of our total exposure was to the member companies of the Ssangyong Group. In particular, Chohung Bank is the largest creditor of Ssangyong Corporation and, as such, is the lead creditor bank under the workout program applicable to Ssangyong Group companies. The following table shows, as of December 31, 2002, the breakdown of our total exposure (both the Group and Chohung Bank combined) by member companies of the Ssangyong Group.

                                      LOANS                                                                 AMOUNT OF
                               -------------------                             GUARANTEES                IMPAIRED LOANS
                                 WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
COMPANY(1)                     CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
----------                     --------   --------   ----------   ----------   -----------   ---------   ---------------
                                                                 (IN BILLIONS OF WON)
Ssangyong Corporation........     W34       W153         W3             W40       W178         W408           W365
Ssangyong Cement
  Industrial.................     158         --         --              87         --          245            158
Ssangyong Shipping...........       1          7         --              --         --            8             --
Ssangyong Resource
  Development................       5         --         --              --         --            5             --
Ssangyong Engineering &
  Construction...............      --         --          3               1         --            4             --
                                 ----       ----         --        --------       ----         ----           ----
  Total......................    W198       W160         W6            W128       W178         W670           W523
                                 ====       ====         ==        ========       ====         ====           ====

---------------

Note:

(1) Includes domestic and overseas subsidiaries of each company.

     As of December 31, 2002, our total exposure (both the Group and Chohung Bank combined) to Ssangyong Corporation (including its overseas offices in the United States, Japan and Singapore) and Ssangyong Cement Industrial amounted to W408 billion and W245 billion, respectively. Of our total loans and guarantees and acceptances to Ssangyong Group, W523 billion was classified as impaired. As of December 31, 2002, allowance for loan losses and guarantees and acceptances with respect to our loans and guarantees and acceptances to Ssangyong Corporation and Ssangyong Cement Industrial were W104 billion and W43 billion, respectively. See "Item 3. Key Information -- Risk Factors -- Risks Relating to our banking business -- We have significant exposure to the largest Korean commercial conglomerates, known as "chaebols", and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us".

     In July 2003, a committee of its creditors participating in the workout program of Ssangyong Cement Industrial approved a plan to (i) extend new credits of W150 billion to provide additional liquidity, of which Chohung Bank's portion is W50 billion, all of which are entitled to priority in repayment as agreed by the creditors committee, (ii) debt-to-equity swap of W573 billion, in which we, including Chohung Bank, did not participate, and (iii) extend the maturity for repayment of principal from December 2003 to December 2005.

     As of June 30, 2003, Ssangyong Engineering & Construction's backlog of construction orders is reported to amount to approximately W2.5 trillion. Due to improved operations, the creditors' committee is seeking to terminate the workout program and sell equity securities of Ssangyong Engineering & Construction obtained through previous debt-to-equity swaps.

     Except as described above, no material changes have occurred with respect to our exposures to the former Ssangyong Group companies since December 31, 2002. See "Item 3. Key Information -- Risk Factors -- Risks Relating to our banking business -- We have significant exposure to the largest Korean commercial conglomerates, known as "chaebols", and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us".

  Exposures to Former Daewoo Group Companies

     The financial condition of the former Daewoo Group, which was one of the largest chaebols in Korea, has deteriorated over the past several years. In August 1999, the principal creditor banks of the former Daewoo Group commenced formal workout procedures with respect to 12 member companies of the Daewoo Group, including Daewoo Corporation, Daewoo Motor, Daewoo Electronics, Daewoo Heavy Industries, Daewoo Telecom and Ssangyong Motors. Currently, many of these companies either are subject to liquidation proceedings or have been liquidated, are under workouts or court receivership proceedings, have been split up into more than one company or are looking for purchasers. In 2002, General Motors, the world's largest automaker, purchased key assets of Daewoo Motor and acquired a 67.0% stake in agreement with Daewoo creditors to revive the company. As a condition to the successful sale of Daewoo Motors to General Motors, four creditor financial institutions of Daewoo Motors, including us, entered into a commitment to extend new credits to the newly restructured Daewoo Motors after the acquisition by General Motors. Pursuant to this arrangement, Chohung Bank made commitments to Daewoo Motors to extend credits in the aggregate principal amount of US$100 million none of which has been drawn by Daewoo Motors to date. The Group made no such commitments.

     As of December 31, 2002, 0.4% of our total exposure was to the member companies of the former Daewoo Group. The following table shows, as of December 31, 2002, the breakdown of our total exposure (both the Group and Chohung Bank combined) by member companies of the former Daewoo Group.

                                       LOANS                                                                 AMOUNT OF
                                -------------------                             GUARANTEES                IMPAIRED LOANS
                                  WON      FOREIGN      EQUITY        DEBT          AND         TOTAL     AND GUARANTEES
COMPANY                         CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES   AND ACCEPTANCES
-------                         --------   --------   ----------   ----------   -----------   ---------   ---------------
                                                                  (IN BILLIONS OF WON)
Ssangyong Motors(1)...........      W6        W--         W63          W--          W48         W117            W54
Daewoo Electronics Corp.......      41         --          38           --           --           79             --
Daewoo Shipbuilding & Marine
  Engineering.................      --          1           3           --           53           57             --
Daewoo Electronics Service....      40         13          --            3           --           56             53
Daewoo Motors.................      30         23          --           --           --           53             53
Daewoo Telecom................      45         --          --           --           --           45             45
Daewoo Heavy Industries &
  Machinery...................       3          1           2            1           33           40             --
Daewoo Construction...........      23         --          16           --           --           39             --
Daewoo Securities.............      --         --          14           --           --           14             --
Daewoo International..........      --         --           3            3           --            6             --
Daewoo Capital................       5         --          --           --           --            5              5
Vitzrocell....................       1         --          --           --            1            2             --
Daewoo Precision..............      --         --           1           --           --            1             --
Daewoo Securities Co.,
  Ltd. .......................       3         --          --           --           --            3             --
                                  ----       ----        ----         ----         ----         ----           ----
    Total.....................    W197        W38        W140           W7         W135         W517           W210
                                  ====       ====        ====         ====         ====         ====           ====

---------------

Note:

(1) Ssangyong Motors was acquired by the Daewoo Group in 1998 and was a member company of the Daewoo Group until April 2000, when it was disaffiliated from the former Daewoo Group upon satisfying certain regulatory requirements of the Korea Fair Trade Commission.

     As of December 31, 2002, our total exposure (both the Group and Chohung Bank combined) to the former Daewoo Group companies was W517 billion, including exposures to Ssangyong Motors, Daewoo Electronics Corp., Daewoo Shipbuilding & Marine Engineering and Daewoo Electronics Service of W117 billion, W79 billion, W57 billion and W56 billion, respectively. Of our total loans and guarantees and acceptances to the Daewoo Group companies, including Ssangyong Motors, Daewoo Electronics Service, Daewoo Motors, Daewoo Telecom and Daewoo Capital, W210 billion were classified as impaired, for which we made aggregate allowances of W124 billion. We classify loans and guarantees and acceptances to other Daewoo Group companies, including Daewoo Construction and Daewoo Electronics Corp. as performing in accordance with its internal credit rating methodology and therefore no specific allowances are made against these loans or guarantees and acceptances. Management believes the general allowance of W484 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these loans. See "Item 3. Key
Information -- Risk Factors -- Risks Relating to our banking business -- We have significant exposure to the largest Korean commercial conglomerates, known as

"chaebols", and, as a result, recent and any future financial difficulties of chaebols may have an adverse effect on us.

     No material changes have occurred with respect to Chohung Bank's exposures to the former Daewoo Group companies since December 31, 2002.

 Exposures to the Credit Card Industry

     Recent adverse developments in the credit card industry such as industry-wide increases in delinquencies and resulting increases in provisioning for loan losses have had a negative impact on investors' perception of credit card companies in the Korean corporate debt market, thereby significantly limiting the ability of credit card companies to raise financing through issuances of debt securities. As a result, Korean credit card companies have been experiencing significant financial and liquidity difficulties.

     The following table shows, as of December 31, 2002, the breakdown of our total exposure (both the Group and Chohung Bank combined) to credit card companies.

                                                           SECURITIES ISSUED
                                                DEBT      THROUGH ASSET-BACKED   LOANS IN WON
COMPANY                                      SECURITIES    SECURITIZATION(1)     CURRENCY(2)    TOTAL
-------                                      ----------   --------------------   ------------   ------
                                                               (IN BILLIONS OF WON)
Samsung Card(3)............................     W171              W273               W 50       W  494
LG Card....................................      108               223                 10          341
Kookmin Card(4)............................      237                82                761        1,080
KEB Card...................................      239                31                 --          270
Lotte Card(5)..............................       --                --                 40           40
Hyundai Card(6)............................       15                --                 45           60
Woori Card.................................       49                --                 --           49
                                                ----              ----               ----       ------
  Total....................................     W819              W609               W906       W2,334
                                                ====              ====               ====       ======

---------------

Notes:

(1) Securities issued by special purpose vehicles of credit card companies, established with credit card receivables as underlying assets. In general, these special purpose vehicles are entitled to credit or collateral support from such credit card companies.

(2) Includes commercial papers issued by these credit card companies.

(3) Samsung Card conducted a rights offering of W200 billion in May 2003 and conducted an offering of W800 billion in convertible bonds.

(4) In July 2003, the board of directors of each of Kookmin Bank and Kookmin Card approved the plan to merge Kookmin Card, Kookmin Bank's principal subsidiary, into Kookmin Bank. This merger plan is currently subject to shareholders' approval. Upon the completion of this planned merger, our exposure to Kookmin Card will be converted into exposure to Kookmin Bank.

(5) The entire outstanding balance of these loans were repaid in 2003.

(6) In the first half of 2003, Hyundai Motor Company implemented a turnaround plan for Hyundai Card, which included (i) the acquisition by Hyundai Motor Company and two of its affiliates, Kia Motors Corporation and INI Steel Company, in the aggregate 44,680,971 shares of common stock of Hyundai Card, all of which were previously held by Hyundai Capital and (ii) the participation by Hyundai Motor, Kia Motors and INI Steel in a rights offering by Hyundai Card in the amount of W310 billion, including W10.0 billion by Korea Asset Management Corporation.

     As of December 31, 2002, we had loans outstanding to credit card companies in the aggregate principal amount of W906 billion. Despite the recent financial difficulties of certain credit card companies, our loans to these credit card companies are considered performing in accordance with our internal credit rating methodology, and therefore we have not recognized a specific allowance for loan losses against these. We believe our general allowance of W484 billion against the performing element of the corporate loan portfolio in total is sufficient to cover any incurred losses within these specific loans.

     In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

     - a request by the government for credit card companies to effect capital increase in the aggregate amount of W4.6 trillion, as part of their self-rescue efforts;

     - banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

     - investment trust companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are scheduled to mature by June 2003; and

     - with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W5.6 trillion to purchase such debt securities from investment trust companies.

     Pursuant to the above measures, the Group, at the holding company level, injected new capital of W100 billion in the form of subordinated debt into Shinhan Card in April 2003 and plan to inject an additional W100 billion in the second half of 2003. The Group have funded and will fund this obligation through the issuance of debt securities. In addition, the Group agreed to extend the maturities of the W436 billion of credit card company debt securities that the Group held in April 2003 or that have become due in June 2003 (including W426 billion of such debt securities the Group transferred from the Group's trust accounts to the Group's bank accounts). Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for the Group to purchase was approximately W263 billion, all of which were repaid as of July 31, 2003. Chohung Bank also agreed to extend the maturities of the W177 billion of loans to and debt securities issued by credit card companies that Chohung Bank held in April 2003 or that have become due in June 2003. Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for Chohung Bank to purchase was approximately W183 billion, all of which was repaid as of July 31, 2003.

 Loan Concentration by Industry

     The following table shows the aggregate balance of our corporate loans (both the Group and Chohung Bank combined) by industry concentration as of December 31, 2002.

                                                          AGGREGATE LOAN        PERCENTAGE OF
INDUSTRY                                                     BALANCE          TOTAL LOAN BALANCE
--------                                               --------------------   ------------------
                                                       (IN BILLIONS OF WON)     (PERCENTAGES)
Manufacturing........................................        W23,234                 45.88%
Retail and wholesale.................................          8,233                 16.26
Real estate, leasing, and service....................          4,552                  8.99
Construction.........................................          2,569                  5.07
Hotel and leisure....................................          1,746                  3.45
Finance and insurance................................          1,946                  3.84
Transportation, storage and communication............          3,948                  7.80
Other service........................................          4,180                  8.25
Other................................................            234                  0.46
                                                             -------                ------
  Total..............................................        W50,642                100.00%
                                                             =======                ======

 Loan Concentration by Size of Loans

     The following table shows the aggregate balances of our loans (both the Group and Chohung Bank combined) by outstanding loan amount as of December 31, 2002.

                                                          AGGREGATE LOAN        PERCENTAGE OF
                                                             BALANCE          TOTAL LOAN BALANCE
                                                       --------------------   ------------------
                                                       (IN BILLIONS OF WON)     (PERCENTAGES)
COMMERCIAL AND INDUSTRIAL
  Up to W10 million..................................        W   870                  0.96%
  Over W10 million to W50 million....................          2,101                  2.31
  Over W50 million to W100 million...................          2,160                  2.37
  Over W100 million to W500 million..................         10,877                 11.94
  Over W500 million to W1 billion....................          4,764                  5.23
  Over W1 billion to W5 billion......................          4,360                  4.79
  Over W5 billion to W10 billion.....................          2,998                  3.29
  Over W10 billion to W50 billion....................          2,499                  2.74
  Over W50 billion to W100 billion...................          1,188                  1.30
  Over W100 billion..................................            797                  0.88
                                                             -------                ------
     Sub-total.......................................         32,614                 35.81
                                                             -------                ------
OTHER COMMERCIAL
  Up to W10 million..................................            316                  0.35
  Over W10 million to W50 million....................            653                  0.72
  Over W50 million to W100 million...................            684                  0.75
  Over W100 million to W500 million..................          3,984                  4.36
  Over W500 million to W1 billion....................          2,952                  3.24
  Over W1 billion to W5 billion......................          2,955                  3.24
  Over W5 billion to W10 billion.....................          3,039                  3.34
  Over W10 billion to W50 billion....................          1,856                  2.04
  Over W50 billion to W100 billion...................            524                  0.58
  Over W100 billion..................................             --                    --
                                                             -------                ------
     Sub-total.......................................         16,963                 18.62
                                                             -------                ------
LEASE FINANCING
  Up to W10 million..................................              2                    --
  Over W10 million to W50 million....................             16                  0.02
  Over W50 million to W100 million...................             17                  0.02
  Over W100 million to W500 million..................            120                  0.13
  Over W500 million to W1 billion....................             91                  0.10
  Over W1 billion to W5 billion......................            271                  0.30
  Over W5 billion to W10 billion.....................            209                  0.23
  Over W10 billion to W50 billion....................            149                  0.16
  Over W50 billion to W100 billion...................            190                  0.21
  Over W100 billion..................................             --                    --
                                                             -------                ------
     Sub-total.......................................          1,065                  1.17
                                                             -------                ------

                                                          AGGREGATE LOAN        PERCENTAGE OF
                                                             BALANCE          TOTAL LOAN BALANCE
                                                       --------------------   ------------------
                                                       (IN BILLIONS OF WON)     (PERCENTAGES)
MORTGAGE AND HOME EQUITY
  Up to W10 million..................................            303                  0.33
  Over W10 million to W50 million....................          6,006                  6.59
  Over W50 million to W100 million...................          5,833                  6.40
  Over W100 million to W500 million..................          6,420                  7.06
  Over W500 million to W1 billion....................            119                  0.13
  Over W1 billion to W5 billion......................             25                  0.03
  Over W5 billion....................................             --                    --
                                                             -------                ------
     Sub-total.......................................         18,706                 20.54
                                                             -------                ------
CREDIT CARDS
  Up to W10 million..................................          6,397                  7.03
  Over W10 million to W50 million....................          1,428                  1.57
  Over W50 million to W100 million...................             73                  0.08
  Over W100 million to W500 million..................             47                  0.05
  Over W500 million to W1 billion....................             39                  0.04
  Over W1 billion to W5 billion......................            191                  0.21
  Over W5 billion to W10 billion.....................             59                  0.06
  Over W10 billion to W50 billion....................            225                  0.25
  Over W50 billion to W100 billion...................             74                  0.08
  Over W100 billion..................................             --                    --
                                                             -------                ------
     Sub-total.......................................          8,533                  9.37
                                                             -------                ------
OTHER CONSUMER
  Up to W10 million..................................          4,897                  5.38
  Over W10 million to W50 million....................          4,219                  4.63
  Over W50 million to W100 million...................          1,323                  1.45
  Over W100 million to W500 million..................          2,129                  2.34
  Over W500 million to W1 billion....................            465                  0.51
  Over W1 billion to W5 billion......................            132                  0.14
  Over W5 billion to W10 billion.....................              9                  0.01
  Over W10 billion to W50 billion....................             27                  0.03
  Over W50 billion...................................             --                    --
                                                             -------                ------
     Sub-total.......................................         13,201                 14.49
                                                             -------                ------
       TOTAL.........................................        W91,082                100.00%
                                                             =======                ======

 MATURITY ANALYSIS

     The following table sets out the scheduled maturities (time remaining until maturity) of our loan portfolio, consisting of the Group, Chohung Bank, and both the Group and Chohung combined, as of December 31, 2002. The amounts disclosed are before deduction of attributable loan loss reserves.

  Shinhan

                                                             AS OF DECEMBER 31, 2002
                                                -------------------------------------------------
                                                1 YEAR    OVER 1 YEAR BUT NOT    OVER
                                                OR LESS    MORE THAN 5 YEARS    5 YEARS    TOTAL
                                                -------   -------------------   -------   -------
                                                              (IN BILLIONS OF WON)
Corporate:
  Commercial and industrial...................  W14,063         W 1,524         W  213    W15,800
  Other commercial............................    6,258           2,232            862      9,352
  Lease financing.............................       48             474            114        636
                                                -------         -------         ------    -------
     Total -- Corporate.......................   20,369           4,230          1,189     25,788
                                                -------         -------         ------    -------
Consumer:
  Mortgages and home equity...................    1,763           8,908            868     11,539
  Other consumer..............................    3,412           1,526             24      4,962
  Credit cards................................    2,580             170             13      2,763
                                                -------         -------         ------    -------
     Total -- Consumer........................    7,755          10,604            905     19,264
                                                -------         -------         ------    -------
Total gross loans.............................  W28,124         W14,834         W2,094    W45,052
                                                =======         =======         ======    =======

  Chohung

                                                            AS OF DECEMBER 31, 2002
                                               -------------------------------------------------
                                               1 YEAR    OVER 1 YEAR BUT NOT    OVER
                                               OR LESS    MORE THAN 5 YEARS    5 YEARS    TOTAL
                                               -------   -------------------   -------   -------
                                                             (IN BILLIONS OF WON)
Corporate:
  Commercial and industrial..................  W13,615         W2,442          W  757    W16,814
  Other commercial...........................    5,588          1,010           1,013      7,611
  Lease financing............................       28            194             207        429
                                               -------         ------          ------    -------
     Total -- Corporate......................   19,231          3,646           1,977     24,854
                                               -------         ------          ------    -------
Consumer:
  Mortgages and home equity..................    2,410          4,724              33      7,167
  Other consumer.............................    6,687          1,428             124      8,239
  Credit cards...............................    5,760             10              --      5,770
                                               -------         ------          ------    -------
     Total -- Consumer.......................   14,857          6,162             157     21,176
                                               -------         ------          ------    -------
Total gross loans............................  W34,088         W9,808          W2,134    W46,030
                                               =======         ======          ======    =======

  Shinhan and Chohung Combined

                                                             AS OF DECEMBER 31, 2002
                                                -------------------------------------------------
                                                1 YEAR    OVER 1 YEAR BUT NOT    OVER
                                                OR LESS    MORE THAN 5 YEARS    5 YEARS    TOTAL
                                                -------   -------------------   -------   -------
                                                              (IN BILLIONS OF WON)
Corporate:
  Commercial and industrial...................  W27,678         W 3,966         W  970    W32,614
  Other commercial............................   11,846           3,242          1,875     16,963
  Lease financing.............................       76             668            321      1,065
                                                -------         -------         ------    -------
     Total -- Corporate.......................   39,600           7,876          3,166     50,642
                                                -------         -------         ------    -------
Consumer:
  Mortgages and home equity...................    4,173          13,632            901     18,706
  Other consumer..............................   10,099           2,954            148     13,201
  Credit cards................................    8,340             180             13      8,533
                                                -------         -------         ------    -------
     Total -- Consumer........................   22,612          16,766          1,062     40,440
                                                -------         -------         ------    -------
Total gross loans.............................  W62,212         W24,642         W4,228    W91,082
                                                =======         =======         ======    =======

     We may roll over our working capital loans and consumer loans (which are not payable in installments) after we conduct our normal loan review in accordance with our loan review procedures. Working capital loans of the Group may be extended on an annual basis for an aggregate term of three years for unsecured loans and five years for secured loans and consumer loans may be extended for additional terms of up to 12 months for an aggregate term of five years for unsecured loans and ten years for secured loans. Working capital loans of Chohung Bank may be extended on an annual basis for an aggregate term of five years and consumer loans are commonly extended for additional terms of up to 12 months for an aggregate term of ten years, regardless of whether such loans are secured or unsecured. Such loans have been classified as loans with maturity of one year or less in the tables above.

 INTEREST RATE SENSITIVITY

     The following table shows our loans by interest rate sensitivity for each of the Group, Chohung Bank, and both the Group and Chohung combined as of December 31, 2002.

  Shinhan

                                                      DUE WITHIN 1 YEAR   DUE AFTER 1 YEAR    TOTAL
                                                      -----------------   ----------------   -------
                                                                   (IN BILLIONS OF WON)
Fixed rate loans(1).................................       W15,844            W 3,742        W19,586
Variable rate loans(2)..............................        10,951             14,515         25,466
                                                           -------            -------        -------
  Total gross loans.................................       W26,795            W18,257        W45,052
                                                           =======            =======        =======

---------------

Notes:
(1) Fixed rate loans are loans for which the interest rate is fixed for the entire term. Includes W5,513 billion of loans due within one year and W667 billion of loans due after one year, which are priced based on one or more reference rates which may vary at the Group's discretion. However, it is not the Group's practice to change such reference rates during the life of a loan.

(2) Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

  Chohung

                                                     DUE WITHIN 1 YEAR   DUE AFTER 1 YEAR    TOTAL
                                                     -----------------   ----------------   -------
                                                                  (IN BILLIONS OF WON)
Fixed rate loans(1)................................       W10,685            W 3,313        W13,998
Variable rate loans(2).............................        23,403              8,629         32,032
                                                          -------            -------        -------
  Total gross loans................................       W34,088            W11,942        W46,030
                                                          =======            =======        =======

---------------

Notes:

(1) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

(2) Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

  Shinhan and Chohung Combined

                                                      DUE WITHIN 1 YEAR   DUE AFTER 1 YEAR    TOTAL
                                                      -----------------   ----------------   -------
                                                                   (IN BILLIONS OF WON)
Fixed rate loans(1).................................       W26,529            W 7,055        W33,584
Variable rate loans(2)..............................        34,354             23,144         57,498
                                                           -------            -------        -------
  Total gross loans.................................       W60,883            W30,199        W91,082
                                                           =======            =======        =======

---------------

Notes:

(1) Fixed rate loans are loans for which the interest rate is fixed for the entire term.

(2) Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term.

     For additional information regarding management of interest rate risk of each of Shinhan Bank and Chohung Bank, see "-- Risk Management of Shinhan Financial Group" and "-- Risk Management of Chohung Bank".

 NONACCRUAL LOANS AND PAST DUE ACCRUING LOANS

     We generally do not recognize interest income on nonaccrual loans unless it is collected. Generally, loans are placed on nonaccrual status when payments of interest and/or principal become past due by one day. Interest is no longer recognized on these loans from the date the loan is placed on nonaccrual status. Loans are not reclassified as accruing until interest and principal payments are brought current.

     Interest foregone is the interest due on nonaccrual loans that has not been accrued in our books of account. For the year ended December 31, 2002, the Group would have recorded gross interest income of W69 billion compared to W73 billion for the year ended December 31, 2001 on loans accounted for on a nonaccrual basis throughout the year, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in the Group's net income for the years ended December 31, 2002 and December 31, 2001 was W43 billion and W49 billion, respectively. For the year ended December 31, 2002, Chohung Bank would have recorded gross interest income of W222 billion compared to W142 billion for the year ended December 31, 2001 on loans accounted for on a nonaccrual basis throughout the year, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in Chohung Bank's net income for the years ended December 31, 2001 and December 31, 2002 was W60 billion and W98 billion, respectively.

     The category "accruing but past due one day" includes loans which are still accruing interest but on which principal or interest payments are contractually past due one day or more. We continue to accrue interest on loans where the total amount of loan outstanding, including accrued interest, is fully secured by cash on deposits.

     The following table shows, at the dates indicated, the amount of loans that are placed on a nonaccrual basis and accruing loans which are past due one day or more for the Group, Chohung Bank and both the Group and Chohung Bank combined.

  Shinhan

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                              2000    2001     2002
                                                              ----   ------   ------
                                                               (IN BILLIONS OF WON)
Loans accounted for on a nonaccrual basis
     Corporate..............................................  W567   W  834   W  741
     Consumer...............................................    59       78      111
     Credit cards...........................................   169      234      358
                                                              ----   ------   ------
       Sub-total............................................   795    1,146    1,210
                                                              ----   ------   ------
Accruing loans which are contractually past due one day or
  more as to principal or interest
     Corporate(1)...........................................     1       29       32
     Consumer(2)............................................    20       32       38
     Credit cards...........................................    --       --       --
                                                              ----   ------   ------
       Sub-total............................................    21       61       70
                                                              ----   ------   ------
Total.......................................................  W816   W1,207   W1,280
                                                              ====   ======   ======

---------------

Notes:
(1) Includes accruing loans which are contractually past due 90 days or more in the amount of W6 billion of corporate loans and W2 billion of corporate loans as of December 31, 2001 and 2002, respectively.
(2) Includes accruing loans which are contractually past due 90 days or more in the amount of W8 billion of consumer loans and W10 billion of consumer loans as of December 31, 2001 and 2002, respectively.

  Chohung

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               2000     2001     2002
                                                              ------   ------   ------
                                                                (IN BILLIONS OF WON)
Loans accounted for on a nonaccrual basis
     Corporate..............................................  W1,295   W  963   W  825
     Consumer...............................................     460      737    1,726
     Credit cards...........................................     306      886    1,543
                                                              ------   ------   ------
       Sub-total............................................   2,061    2,586    4,094
                                                              ------   ------   ------
Accruing loans which are contractually past due one day or
  more as to principal or interest
     Corporate(1)...........................................     198       99      102
     Consumer...............................................      27        4        3
     Credit cards...........................................       2       --       --
                                                              ------   ------   ------
       Sub-total............................................     227      103      105
                                                              ------   ------   ------
Total.......................................................  W2,288   W2,689   W4,199
                                                              ======   ======   ======

---------------

Note:
(1) Includes accruing loans which are contractually past due 90 days or more in the amount of W48 billion of corporate loans and W49 billion of corporate loans as of December 31, 2001 and 2002, respectively.

  Shinhan and Chohung Combined

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               2000     2001     2002
                                                              ------   ------   ------
                                                                (IN BILLIONS OF WON)
Loans accounted for on a nonaccrual basis
     Corporate..............................................  W1,862   W1,797   W1,566
     Consumer...............................................     519      815    1,837
     Credit cards...........................................     475    1,120    1,901
                                                              ------   ------   ------
       Sub-total............................................   2,856    3,732    5,304
                                                              ------   ------   ------
Accruing loans which are contractually past due one day or
  more as to principal or interest
     Corporate(1)...........................................     199      128      134
     Consumer(2)............................................      47       36       41
     Credit cards...........................................       2       --       --
                                                              ------   ------   ------
       Sub-total............................................     248      164      175
                                                              ------   ------   ------
Total.......................................................  W3,104   W3,896   W5,479
                                                              ======   ======   ======

---------------

Notes:
(1) Includes accruing loans which are contractually past due 90 days or more in the amount of W54 billion of corporate loans and W51 billion of corporate loans as of December 31, 2001 and 2002, respectively.
(2) Includes accruing loans which are contractually past due 90 days or more in the amount of W8 billion of consumer loans and W10 billion of consumer loans as of December 31, 2001 and 2002, respectively.

 TROUBLED DEBT RESTRUCTURINGS

     The following table presents, at the dates indicated, our loans which are "troubled debt restructurings" for each of the Group, Chohung Bank, and the Group and Chohung combined as defined under U.S. GAAP. These comprise of corporate loans that have been restructured through the process of workout, court receivership and composition. See "-- Credit Exposures to Companies in Workout, Court Receivership and Composition". These loans accrue interest at rates lower than the original contractual terms, or involve the extension of the original contractual maturity as a result of a variation of terms upon restructuring.

  Shinhan

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                              2000    2001    2002
                                                              -----   -----   -----
                                                              (IN BILLIONS OF WON)
Loans not included in "nonaccrual and past due loans" which
  are classified as "troubled debt restructurings"..........  W365    W360    W145

     For the year ended December 31, 2002, interest income that would have been recorded under the original contract terms of restructured loans amounted to W9 billion, out of which W7 billion was reflected as the Group's interest income during 2002.

  Chohung

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                               2000     2001    2002
                                                              ------   ------   ----
                                                               (IN BILLIONS OF WON)
Loans not included in "nonaccrual and past due loans" which
  are classified as "troubled debt restructurings"..........  W2,746   W1,318   W895

     For the year ended December 31, 2002, Chohung Bank's interest income that would have been recorded under the original contract terms of restructured loans amounted to W65 billion, of which W36 billion was reflected as Chohung Bank's interest income during 2002.

  Shinhan and Chohung Combined

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               2000     2001     2002
                                                              ------   ------   ------
                                                                (IN BILLIONS OF WON)
Loans not included in "nonaccrual and past due loans" which
  are classified as "troubled debt restructurings"..........  W3,111   W1,678   W1,040

     For the year ended December 31, 2002, interest income that would have been recorded under the original contract terms of restructured loans amounted to W74 billion, out of which W43 billion was reflected as interest income during 2002.

 CREDIT EXPOSURES TO COMPANIES IN WORKOUT, COURT RECEIVERSHIP AND COMPOSITION

     Shinhan Bank's exposures in restructuring are managed and collected by our Corporate Restructuring Team. Chohung Bank's exposures in restructuring are managed and collected by Chohung Bank's Loan Recovery Division. As of December 31, 2002, W2,632 billion or 2.1% of our total exposure (both the Group and Chohung Bank combined) was under restructuring. The legal form of our restructurings are principally either workout, court receivership or composition.

 Workout

     Under the Corporate Restructuring Promotion Act, which became effective in September 2001, all creditor financial institutions of a borrower are required to participate in a creditors' committee. The Corporate Restructuring Promotion Act will be mandatorily applicable to more than 420 financial institutions in Korea, which include commercial banks, insurance companies, investment trust companies, securities companies, merchant banks, the Korea Deposit Insurance Corporation and the Korea Asset Management Corporation. Under this new act, the approval of creditor financial institutions holding not less than 75% of the total debt outstanding of a borrower will finalize such borrower's restructuring plan, including debt restructuring and provision of additional funds, which plan will be binding on all the creditor financial institutions of the borrower, except that any creditor financial institution that disagrees with the final restructuring plan approved by the creditors' committee will have the right to request the creditors' committee to purchase its claims at a mutually agreed price. In the event that the creditors' committee and the dissenting creditor financial institution fails to come to an agreement, a coordination committee consisting of seven experts will be set up to resolve the matter. There is a risk that these procedures may require us to participate in a plan that we do not agree with or may require us to sell our claims at prices that we do not believe are adequate. Absent further legislation, the Corporate Restructuring Promotion Act expires on December 31, 2005.

     The total amount currently undergoing workout as of December 31, 2002 was W2,132 billion, including W1,330 billion of loans and W802 billion of other exposures.

 Court Receivership

     Court receivership or corporate reorganization procedures are court supervised procedures to rehabilitate an insolvent company. The restructuring plan is adopted at a meeting of interested parties and is subject to approval of a court. In a court receivership, the management power of the company is taken over by a court appointed receiver. Creditors must report their claims to the court and if they fail to do so, their claims are discharged at the end of the reorganization. Creditors may enforce their claims only in compliance with the reorganization plan.

     The total amount currently undergoing court receivership as of December 31, 2002 was W338 billion, including W311 billion of loans and W27 billion of other exposures.

 Composition

     Composition is also a court supervised procedure to rehabilitate an insolvent company. The restructuring plan is adopted at a meeting of interested parties and is subject to approval of a court. However, in composition proceedings the management of the company retains its management power. Unreported claims are not discharged at the end of a composition plan although the creditors are required to report their claims to the court if they want to exercise their votes at the meeting of interested parties. In addition, secured creditors may enforce their security interest outside the composition proceeding unless they waive their security interest and consent to the composition plan.

     The total amount currently undergoing composition as of December 31, 2002 was W141 billion, including W137 billion of loans and W4 billion of other exposures.

     Loans in the process of workout, court receivership or composition continue to be reported as loans on our balance sheet and are included as nonaccrual loans described in "-- Nonaccrual Loans and Past Due Accruing Loans" above since they are generally past due more than one day and on which, we do not generally accrue any interest. Restructured loans that meet the U.S. GAAP definition of a troubled debt restructuring are included within "-- Troubled Debt Restructurings" described above. These are disclosed as loans or securities after the restructuring within our balance sheet depending on the nature of the instrument we receive.

     The following table shows, as of December 31, 2002, our ten largest exposures (both the Group and Chohung Bank combined) that had been negotiated in workouts, composition or court receivership.

                                                                   AS OF DECEMBER 31, 2002
                                           -----------------------------------------------------------------------
                                                  LOANS
                                           -------------------                             GUARANTEES
                                             WON      FOREIGN      EQUITY        DEBT          AND         TOTAL
COMPANY                                    CURRENCY   CURRENCY   SECURITIES   SECURITIES   ACCEPTANCES   EXPOSURES
-------                                    --------   --------   ----------   ----------   -----------   ---------
                                                                    (IN BILLIONS OF WON)
Hynix Semiconductor......................    W305       W112        W127         W  2         W --        W  546
Ssangyong Corporation....................      34        153           3           40          178           408
Ssangyong Cement Industrial..............     158         --          --           87           --           245
Inchon Oil Refinery......................     132         --          --           --           --           132
Hyundai Engineering & Construction.......      17         --          64           40           --           121
Ssangyong Motors.........................       6         --          63           --           48           117
Hyundai Petrochemical ...................      71         19          13            3            8           114
Saehan Industries Inc. ..................      87         18           3           --            1           109
Dong Bang Textile & Mart Co., Ltd. ......      35         31          --           13            6            85
Daewoo Electronics Service ..............      40         13          --            3           --            56
                                             ----       ----        ----         ----         ----        ------
  Total..................................    W885       W346        W273         W188         W241        W1,933
                                             ====       ====        ====         ====         ====        ======

 POTENTIAL PROBLEM LOANS

     As of December 31, 2002, we (both the Group and Chohung Bank combined) had W1,390 billion of loans which are current as to payment of principal and interest but where there exists serious doubt as to the ability of the borrower to comply with repayment terms in the near future, which consist primarily of our loans to SK Global, Hyundai Merchant Marine, Daewoo Motor Co., Ltd. and Hyundai Corporation. These loans are classified as impaired and therefore included in our calculation of loan loss allowance under U.S. GAAP.

     We have certain other interest-earning assets that, if they were loans, would be required to be disclosed as part of the nonaccrual, past due or troubled debt restructuring or potential problem loan disclosures provided above. As of December 31, 2002, we had debt securities with a book value of W24 billion on which interest was past due.

 SALES OF SUBSTANDARD OR BELOW LOANS TO KOREA ASSET MANAGEMENT CORPORATION

     In December 1997, in response to the financial difficulties faced by Korean financial institutions as a result of the severe economic deterioration in Korea, the Korean government required Korea Asset Management Corporation to purchase certain assets which were classified as substandard or below from Korean financial institutions at discounted prices. Korea Asset Management Corporation was initially incorporated by the government in 1962 and re-established in 1997 for the purpose of acquisition and resolution of non-performing assets from Korean financial institutions and operation and management of Non-Performing Asset Management Fund. Shares of Korea Asset Management Corporation are held by the Korean government and Korean financial institutions. Non-Performing Asset Management Fund was established with the contributions from the Korean government and Korean financial institutions to raise funds necessary for acquisition of non-performing assets from financial institutions. Major decisions regarding operation and management of Non-Performing Asset Management Fund and Korea Asset Management Corporation are made by the Management Committee which consists of members from certain governmental agencies including the Ministry of Finance and Economy, the Financial Supervisory Commission and Korea Deposit Insurance Corporation while managerial matters of Korea Asset Management Corporation are decided and implemented by its board of directors.

     Accordingly, both the Group and Chohung Bank sold loans classified as substandard or below to Korea Asset Management Corporation, subject to certain purchase price adjustments. Pursuant to the purchase agreement with Korea Asset Management Corporation, the purchase price of the substandard or below loans can be adjusted by Korea Asset Management Corporation following the sale based on a valuation of any underlying collateral or, for substandard or below loans relating to borrowers in restructuring proceedings, based on the value of their payments on the loans under the final restructuring plan.

     The original transfers of loans to Korea Asset Management Corporation by the Group and Chohung Bank are accounted for as sales and therefore derecognized from the balance sheet since we have surrendered control over these loans.

     In addition, Korea Asset Management Corporation can require us to repurchase any substandard or below loan that we have sold to them in the event that certain criteria of the loan are not met. We may also be required to repurchase any loan relating to a borrower that has applied to a court for restructuring or that is the subject of restructuring proceedings at the time of our sale to Korea Asset Management Corporation if a court rejects the application for restructuring, disapproves the restructuring plan or fails to approve the restructuring plan within two years of the sale. We may also be required to repurchase a loan if it is determined by a court that the borrower cannot meet the terms of the repayment schedule developed in the restructuring proceeding. The ability of Korea Asset Management Corporation to exercise its right to require us to repurchase loans sold is without expiration.

     Since we may be liable for the failure of debtors to pay when due, and where we may be required to repurchase loans in the event that they do not meet the purchase criteria specified in the agreements, we also estimate a recourse liability at the date of sale. This liability reflects an estimate of the loss that is probable of occurring at the future date of repurchase and takes into consideration actual repurchases which have occurred in subsequent periods, and repurchases which are expected to occur based on an understanding of the current status of the underlying loans.

     A gain or loss was recognized at the date of sale representing the difference between the settled purchase price received from Korea Asset Management Corporation and the carrying amount of the loan in respect of those loans where no recourse liability existed, or for those that were not passed back before the remaining outstanding balance was repaid by the borrower.

     For those loans where a recourse liability existed, a gain or loss was still recognized as of the transfer date after reflecting this liability.

     Korea Asset Management Corporation will notify us when it is prepared to transfer loans back or provide valuation adjustments. At this time the loans are considered to be settled. When this settlement has occurred, we consider our recourse liability to be settled.

     Almost every loan the Group or Chohung Bank had sold to Korea Asset Management Corporation had been settled prior to December 2002 and no more significant settlements are expected to occur. As of December 31, 2001, the remaining loans of the Group for which Korea Asset Management Corporation has recourse amounted to W159 billion against which the Group had recorded a recourse liability of W41 billion. As of December 31, 2002 the remaining loans of the Group for which Korea Asset Management Corporation has recourse amounted to W96 billion of loans against which the Group had recorded a recourse liability of W25 billion. As of December 31, 2001, the remaining loans of Chohung Bank for which Korea Asset Management Corporation has recourse amounted to W671 billion against which Chohung Bank had estimated a recourse liability of W256 billion. As of December 31, 2002 the remaining loans for which Korea Asset Management Corporation has recourse amounted to W160 billion against which Chohung Bank had estimated a recourse liability of W66 billion.

 PROVISIONING POLICY

     We conduct periodic and systematic detailed reviews of our loan portfolios to help identify credit risks and to evaluate the adequacy of the overall allowance for loan losses. Our management believes the allowance for loan losses reflects the best estimate of the probable loan losses incurred as of each balance sheet date.

     Our loan loss allowance determined under U.S. GAAP comprises a specific allowance and a general allowance. The specific allowance is applied to corporate loans that are considered to be impaired and are either individually or collectively evaluated for impairment. The general allowance is applied to all other loans to reflect losses that have been incurred but not specifically identified.

 Loan Classifications

     For Korean GAAP and regulatory reporting purposes, our banking operation bases its provisioning on the following loan classifications that classify corporate and consumer loans, with the exception of credit card receivables which are classified based on the number of days past due, as required by the Financial Supervisory Commission.

LOAN CLASSIFICATION                           LOAN CHARACTERISTICS
-------------------                           --------------------
Normal..................  Loans made to customers whose financial position, future cash flows and nature of business are deemed financially
                          sound. No problems in recoverability are expected.
Precautionary...........  Loans made to customers whose financial position, future cash flows and nature of business show potential weakness, although there is no immediate risk of nonrepayment.
Substandard.............  Loans to customers whose adverse financial position, future cash flows and nature of business have a direct effect on
                          the repayment of the loan.
Doubtful................  Loans to customers whose financial position, future cash flows and nature of business are so weak that significant
                          risk exists in the recoverability of the loan, to the extent the outstanding amount exceeds any collateral pledged.
Estimated loss..........  Loans where write-off is unavoidable.

     Under U.S. GAAP, a loan is impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the agreement.

We use our local loan classifications as a basis to identify impaired loans. We consider the following loans to be impaired loans for the purpose of determining our specific allowance:

     - loans classified as "substandard" or below according to the asset classification guidelines of Financial Supervisory Commission;

     - loans that are 90 days or more past due; and

     - loans which are "troubled debt restructurings" as defined under U.S.
       GAAP.

 Corporate Loans

     We review all corporate loans annually for potential impairment through a formal credit review, however, our loan officers also consider the credits for impairment throughout the year should information be presented that may indicate an impairment event has occurred.

     Specific loan loss allowances for corporate loans are established based on whether a particular loan is impaired. Smaller balance corporate loans are evaluated collectively for impairment as these loans are managed collectively.

 -- Loans individually identified for review and considered impaired

     Consistent with the respective internal credit risk monitoring policies, the Group evaluates impaired loans in excess of W1 billion individually for impairment and Chohung Bank evaluates impaired loans in excess of W2 billion individually for impairment.

     Loan loss allowances for these loans are generally established by discounting the estimated future cash flows (both principal and interest) we expect to receive using the loan's effective interest rate. We consider the likelihood of all possible outcomes in determining our best estimate of expected future cash flows. Management consults closely with individual loan officers and reviews the cash flow assumptions used to ensure these estimates are valid.

     Alternatively, for impaired loans that are considered collateral dependent, the amount of impairment is determined by reference to the fair value of the collateral. We consider the reliability and timing of appraisals and determine the reasonableness of fair value estimates, taking into account the time to value the collateral and current market conditions.

     We may also measure impairment by reference to the loan's observable market price, however the availability of this information is not commonplace in Korea.

     We establish a specific allowance when the discounted cash flow (or collateral value) is lower than the carrying amount of the loan. The specific allowance is equal to the difference between the discounted cashflow (or collateral value) amount and the related carrying amount of the loan.

 -- Loans collectively evaluated for impairment

     The Group and Chohung Bank also establish specific allowances for impaired corporate loans less than W1 billion and W2 billion, respectively. These loans are managed on a portfolio basis and are therefore collectively evaluated for impairment since it is not practical to analyze or provide for our smaller loans on an individual, loan by loan basis.

     The allowance is determined based on loss factors taking into consideration past performance of the portfolio, previous loan loss history and charge-off information.

     These loss factors are developed through a migration model that is a statistical tool used to monitor the progression of loans through different classifications over a specific time period. We adjust these loss factors developed for other qualitative or quantitative factors that affect the collectibility of the portfolio as of the evaluation date including:

     - Prevailing economic and business conditions within Korea and foreign jurisdictions in which we operate;

     - Industry concentrations;

     - Changes in the size and composition of the relevant underlying portfolios;

     - Changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practices.

     The following table sets out, at the dates indicated, the Group's loan loss allowances as a percentage of outstanding loans allocable to the Group's impaired corporate borrowers based on their loan classification.

                                                                  AS OF
                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2002
                                                              -----   -----
                                                              (PERCENTAGES)
Normal......................................................   0.57%   2.09%
Precautionary...............................................   7.39   15.05
Substandard.................................................  27.24   31.06
Doubtful....................................................  70.97   75.39
Estimated loss..............................................  95.77   99.09

     The following table sets out, at the dates indicated, Chohung Bank's loan loss allowances as a percentage of outstanding loans allocable to Chohung Bank's impaired corporate borrowers based on their loan classification.

                                                                  AS OF
                                                              DECEMBER 31,
                                                              -------------
                                                              2001    2002
                                                              -----   -----
                                                              (PERCENTAGES)
Normal......................................................   2.36%   2.21%
Precautionary...............................................  10.51   16.66
Substandard.................................................  35.39   33.58
Doubtful....................................................  60.16   66.74
Estimated loss..............................................  89.88   86.46

 -- Loans not specifically identified as impaired

     We establish a general allowance for non-impaired corporate loans to reflect losses incurred within the portfolio which have not yet been specifically identified. The general allowance is also determined based on loss factors developed through a migration model and are adjusted, as appropriate using similar criteria as above.

 Leases

     For leases, we follow a similar approach to corporate loans collectively evaluated for impairment and establish allowances based on loss factors developed through a migration model and adjusted for specific circumstances related to individual borrowers of the leased asset.

 Consumer loans

     Consumer loans are segmented into the following product types for the purposes of evaluation of credit risk:

     - Mortgages;

     - Home equity loans;

     - Other consumer loans (consisting of unsecured and secured consumer loans); and

     - Credit cards.

 -- Mortgages, home equity loans and other consumer loans

     For loan losses on mortgages, home equity loans and other consumer loans, we also establish allowances based on loss factors taking into consideration historical performance of the portfolio, previous loan loss history and charge-off information.

     We adjust the loss factors derived from the migration analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

     - Changes in economic and business conditions such as levels of unemployment and house prices;

     - Change in the nature and volume of the portfolio, including any concentrations of credits;

     - The effect of external factors such as regulatory or government requirements.

 -- Credit Cards

     We establish an allowance for the credit card portfolio using a roll-rate model. A roll-rate model is a statistical tool used to monitor the progression of loans based on aging of the balance and established loss rates. The actual loss rates derived from this model are used to project the percentage of losses within each aging category based on performance over an established period of time.

     The expected percentage of loss reflects estimates of both default probability within each loan aging bucket. All loans in excess of six months past due are charged off accordingly. We adjust our loans for severity of loss when considering historical recovery of charged off credits when establishing the allowance.

     We further segment our credit card portfolio and perform separate roll-rate analyses for card balances, card loans and rewritten card loans to reflect the different risks and characteristics of these portfolios.

     We adjust the results from the roll-rate analysis as appropriate to reflect the impact of any current conditions on loss recognition that has not been adequately captured by our historical analysis. These include:

     - Delinquency levels of cardholders;

     - Current Government involvement within the credit card industry (such as the 2001 Government Amnesty Program);

     - Key retail performance indicators (such as ratios of household debt to disposable income and household liabilities to financial assets).

     The actual amount of incurred loan losses may vary from the estimate of incurred losses due to changing economic conditions or changes in industry or geographic concentrations. We have procedures in place to monitor differences between estimated and actual incurred loan losses, which include detailed periodic assessments by senior management of both individual loans and credit portfolios and the models used to estimate incurred loan losses in those portfolios.

 LOAN AGING SCHEDULE

  Shinhan

     The following table shows the Group's loan aging schedule (excluding accrued interest) as of the dates indicated.

                                            PAST DUE         PAST DUE      PAST DUE MORE
                           CURRENT       UP TO 3 MONTHS     3-6 MONTHS     THAN 6 MONTHS
                       ---------------   ---------------   -------------   -------------    TOTAL
AS OF DECEMBER 31,     AMOUNT      %     AMOUNT     %      AMOUNT    %     AMOUNT    %     AMOUNT
------------------     -------   -----   ------   ------   ------   ----   ------   ----   -------
                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
2000.................  W27,049   97.06%   W413     1.48%    W 79    0.28%   W328    1.18%  W27,869
2001.................   32,648   96.98     487     1.45      144    0.43     386    1.14    33,665
2002.................   43,962   97.58     572     1.27      121    0.27     397    0.88    45,052

  Chohung

     The following table shows Chohung Bank's loan aging schedule (excluding accrued interest) as of the dates indicated.

                                            PAST DUE         PAST DUE      PAST DUE MORE
                           CURRENT       UP TO 3 MONTHS     3-6 MONTHS     THAN 6 MONTHS
                       ---------------   ---------------   -------------   -------------    TOTAL
AS OF DECEMBER 31,     AMOUNT      %     AMOUNT     %      AMOUNT    %     AMOUNT    %     AMOUNT
------------------     -------   -----   ------   ------   ------   ----   ------   ----   -------
                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
2000.................  W29,024   93.75%  W  691    2.23%    W204    0.66%  W1,041   3.36%  W30,960
2001.................   33,366   94.09    1,049    2.96      276    0.78     771    2.17    35,462
2002.................   43,344   94.16    1,577    3.43      472    1.03     637    1.38    46,030

  Shinhan and Chohung Combined

     The following table shows the loan aging schedule (excluding accrued interest) of both the Group and Chohung Bank combined as of the dates indicated.

                                            PAST DUE         PAST DUE      PAST DUE MORE
                           CURRENT       UP TO 3 MONTHS     3-6 MONTHS     THAN 6 MONTHS
                       ---------------   ---------------   -------------   -------------    TOTAL
AS OF DECEMBER 31,     AMOUNT      %     AMOUNT     %      AMOUNT    %     AMOUNT    %     AMOUNT
------------------     -------   -----   ------   ------   ------   ----   ------   ----   -------
                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
2000.................  W56,073   95.32%  W1,104    1.88%    W283    0.48%  W1,369   2.33%  W58,829
2001.................   66,014   95.50    1,536    2.22      420    0.61    1,157   1.67    69,127
2002.................   87,306   95.85    2,149    2.36      593    0.65    1,034   1.14    91,082

 NON-PERFORMING LOANS

     Non-performing loans are defined as loans greater than 90 days past due. These loans are generally rated "substandard" or below.

     The following table shows, as of the dates indicated, certain details of the total non-performing loan portfolio of the Group, Chohung Bank and both the Group and Chohung combined.

  Shinhan

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                              2000    2001    2002
                                                              -----   -----   -----
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Total non-performing loans..................................  W 407   W 530   W 518
As a percentage of total loans..............................   1.46%   1.57%   1.15%

  Chohung

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               2000     2001     2002
                                                              ------   ------   ------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Total non-performing loans..................................  W1,245   W1,047   W1,109
As a percentage of total loans..............................    4.02%    2.95%    2.41%

  Shinhan and Chohung Combined

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                               2000     2001     2002
                                                              ------   ------   ------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Total non-performing loans..................................  W1,652   W1,577   W1,627
As a percentage of total loans..............................    2.81%    2.28%    1.79%

 ANALYSIS OF NON-PERFORMING LOANS

     The following table sets forth, for the periods indicated, the total non-performing loans of the Group, Chohung Bank and both the Group and Chohung Bank combined by type of borrower.

  Shinhan

                                                                     AS OF DECEMBER 31,
                          ---------------------------------------------------------------------------------------------------------
                                        2000                                2001                                2002
                          ---------------------------------   ---------------------------------   ---------------------------------
                                                  RATIO OF                            RATIO OF                            RATIO OF
                                       NON-         NON-                   NON-         NON-                   NON-         NON-
                           TOTAL    PERFORMING   PERFORMING    TOTAL    PERFORMING   PERFORMING    TOTAL    PERFORMING   PERFORMING
                           LOANS      LOANS        LOANS       LOANS      LOANS        LOANS       LOANS      LOANS        LOANS
                          -------   ----------   ----------   -------   ----------   ----------   -------   ----------   ----------
                                                          (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CORPORATE
  Commercial and
    industrial..........  W13,847      W238         1.72%     W13,459      W342         2.54%     W15,800      W211         1.34%
  Other commercial......    6,746       121         1.79        6,748       125         1.85        9,352       205         2.19
  Lease financing.......       --        --           --          598         3         0.50          636         1         0.16
                          -------      ----         ----      -------      ----         ----      -------      ----         ----
    Total corporate.....   20,593       359         1.74       20,805       470         2.26       25,788       417         1.62
                          -------      ----         ----      -------      ----         ----      -------      ----         ----
CONSUMER
  Mortgage and home
    Equity..............    2,376        28         1.18        7,253        28         0.39       11,539        34         0.29
  Credit cards..........    1,570         9         0.57        2,070        16         0.77        2,763        48         1.74
  Other consumer........    3,330        11         0.33        3,537        16         0.45        4,962        19         0.38
                          -------      ----         ----      -------      ----         ----      -------      ----         ----
    Total consumer......    7,276        48         0.66       12,860        60         0.47       19,264       101         0.52
                          -------      ----         ----      -------      ----         ----      -------      ----         ----
TOTAL...................  W27,869      W407         1.46%     W33,665      W530         1.57%     W45,052      W518         1.15%
                          =======      ====         ====      =======      ====         ====      =======      ====         ====

  Chohung

                                              AS OF DECEMBER 31,
                       ----------------------------------------------------------------
                                       2000                              2001
                       -------------------------------------   ------------------------
                                                   RATIO OF
                                        NON-         NON-                       NON-
                                     PERFORMING   PERFORMING                 PERFORMING
                       TOTAL LOANS     LOANS        LOANS      TOTAL LOANS     LOANS
                       -----------   ----------   ----------   -----------   ----------
                                   (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CORPORATE
  Commercial and
    industrial.......    W14,862       W  579        3.90%       W13,902       W  498
  Other commercial...      6,995          574        8.21          7,080          410
  Lease financing....        786           31        3.94            553           30
                         -------       ------        ----        -------       ------
    Total
      corporate......     22,643        1,184        5.23         21,535          938
                         -------       ------        ----        -------       ------
CONSUMER
  Mortgage and home
    Equity...........      1,785            4        0.22          3,993            8
  Credit cards.......      2,954           43        1.46          4,869           77
  Other consumer.....      3,578           14        0.39          5,065           24
                         -------       ------        ----        -------       ------
    Total consumer...      8,317           61        0.73         13,927          109
                         -------       ------        ----        -------       ------
TOTAL................    W30,960       W1,245        4.02%       W35,462       W1,047
                         =======       ======        ====        =======       ======

                                       AS OF DECEMBER 31,
                       --------------------------------------------------
                          2001                      2002
                       ----------   -------------------------------------
                        RATIO OF                                RATIO OF
                          NON-                       NON-         NON-
                       PERFORMING                 PERFORMING   PERFORMING
                         LOANS      TOTAL LOANS     LOANS        LOANS
                       ----------   -----------   ----------   ----------
                            (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CORPORATE
  Commercial and
    industrial.......     3.58%       W16,814       W  394        2.34%
  Other commercial...     5.79          7,611          315        4.14
  Lease financing....     5.42            429           18        4.20
                          ----        -------       ------        ----
    Total
      corporate......     4.36         24,854          727        2.93
                          ----        -------       ------        ----
CONSUMER
  Mortgage and home
    Equity...........     0.20          7,167           13        0.18
  Credit cards.......     1.58          5,770          273        4.73
  Other consumer.....     0.47          8,239           96        1.17
                          ----        -------       ------        ----
    Total consumer...     0.78         21,176          382        1.80
                          ----        -------       ------        ----
TOTAL................     2.95%       W46,030       W1,109        2.41%
                          ====        =======       ======        ====

  Shinhan and Chohung Combined

                                              AS OF DECEMBER 31,
                       ----------------------------------------------------------------
                                       2000                              2001
                       -------------------------------------   ------------------------
                                                   RATIO OF
                                        NON-         NON-                       NON-
                                     PERFORMING   PERFORMING                 PERFORMING
                       TOTAL LOANS     LOANS        LOANS      TOTAL LOANS     LOANS
                       -----------   ----------   ----------   -----------   ----------
                                   (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CORPORATE
  Commercial and
    industrial.......    W28,709       W  817        2.85%       W27,361       W  840
  Other commercial...     13,741          695        5.06         13,828          535
  Lease financing....        786           31        3.94          1,151           33
                         -------       ------        ----        -------       ------
    Total
      corporate......     43,236        1,543        3.57         42,340        1,408
                         -------       ------        ----        -------       ------
CONSUMER
  Mortgage and home
    Equity...........      4,161           32        0.77         11,246           36
  Credit cards.......      4,524           52        1.15          6,939           93
  Other consumer.....      6,908           25        0.36          8,602           40
                         -------       ------        ----        -------       ------
    Total consumer...     15,593          109        0.70         26,787          169
                         -------       ------        ----        -------       ------
TOTAL................    W58,829       W1,652        2.81%       W69,127       W1,577
                         =======       ======        ====        =======       ======

                                       AS OF DECEMBER 31,
                       --------------------------------------------------
                          2001                      2002
                       ----------   -------------------------------------
                        RATIO OF                                RATIO OF
                          NON-                       NON-         NON-
                       PERFORMING                 PERFORMING   PERFORMING
                         LOANS      TOTAL LOANS     LOANS        LOANS
                       ----------   -----------   ----------   ----------
                            (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
CORPORATE
  Commercial and
    industrial.......     3.07%       W32,614       W  605        1.86%
  Other commercial...     3.87         16,963          520        3.07
  Lease financing....     2.87          1,065           19        1.78
                          ----        -------       ------        ----
    Total
      corporate......     3.33         50,642        1,144        2.26
                          ----        -------       ------        ----
CONSUMER
  Mortgage and home
    Equity...........     0.32         18,706           47        0.25
  Credit cards.......     1.34          8,533          321        3.76
  Other consumer.....     0.47         13,201          115        0.87
                          ----        -------       ------        ----
    Total consumer...     0.22         40,440          483        1.19
                          ----        -------       ------        ----
TOTAL................     2.28%       W91,082       W1,627        1.79%
                          ====        =======       ======        ====

 TOP TWENTY NON-PERFORMING LOANS

     As of December 31, 2002, our twenty largest non-performing loans accounted for 35.7% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our twenty largest non-performing loans.

                                                         AS OF DECEMBER 31, 2002
                              -----------------------------------------------------------------------------
                                                                          GROSS PRINCIPAL    ALLOWANCE FOR
                                              INDUSTRY                      OUTSTANDING       LOAN LOSSES
                              -----------------------------------------   ---------------   ---------------
                                                                                (IN BILLIONS OF WON)
Borrower A..................  Manufacturing                                    W132              W 75
Borrower B..................  Manufacturing                                      73                31
Borrower C..................  Manufacturing                                      45                44
Borrower D..................  Manufacturing                                      43                29
Borrower E..................  Manufacturing                                      40                 7
Borrower F..................  Manufacturing                                      35                20
Borrower G..................  Manufacturing                                      20                16
Borrower H..................  Manufacturing                                      19                 1
Borrower I..................  Manufacturing                                      18                17
Borrower J..................  Construction                                       17                 5
Borrower K..................  Manufacturing                                      17                 7
Borrower L..................  Manufacturing                                      16                --
Borrower M..................  Retail & wholesale                                 15                 9
Borrower N..................  Manufacturing                                      15                15
Borrower O..................  Transportation, storage and communication          14                 1
Borrower P..................  Manufacturing                                      14                 7
Borrower Q..................  Construction                                       14                 4
Borrower R..................  Manufacturing                                      12                 9
Borrower S..................  Manufacturing                                      11                10
Borrower T..................  Construction                                       10                10
                                                                               ----              ----
  Total.....................                                                   W580              W317
                                                                               ====              ====

 NON-PERFORMING LOAN STRATEGY

     One of our primary objectives is to prevent our loans from becoming non-performing. Through our corporate credit rating system, we believe that we have reduced its risks relating to future non-performing loans. Our credit rating system is designed to prevent our loan officers from extending new loans to borrowers with high credit risks based on the borrower's credit rating. Our early warning system is designed to bring any sudden increase in a borrower's credit risk to the attention of our loan officers, who then closely monitor such loans.

     Notwithstanding the above, if a loan becomes non-performing, an officer at the branch level responsible for monitoring non-performing loans will commence due diligence of the borrower's assets, send a notice demanding payment or a notice that we will take legal action and prepare for legal action.

     At the same time, we also initiate our non-performing loan management process, which begins with:

     - identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

     - identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

     - on a limited basis, identifying commercial loans subject to normalization efforts based on the cash-flow situation of the borrower.

     Once the details of a non-performing loan are identified, we pursue early solutions for recovery. Actual recovery efforts on non-performing loans are handled by several of our departments or units, depending on the nature of, including the borrower, such loans.

     The officers or agents of the responsible departments and units mentioned above use a variety of methods to resolve non-performing loans, including:

     - making phone calls and paying visits to the borrower requesting payment;

     - continuing to assess and evaluate assets of our borrowers; and

     - if necessary, initiating legal action such as foreclosures, attachments and litigation.

     In order to promote speedy recovery on loans subject to foreclosures and litigation, our policy is to permit the branch responsible for handling these loans to transfer them to the relevant unit at headquarters or regional headquarters.

     Our policy is to commence legal action within one month after default on promissory note and four months after delinquency of payment on loans. For loans to insolvent or bankrupt borrowers, we take legal action immediately.

     In addition to making efforts to collect on these non-performing loans, we also undertake measures to reduce the level of its non-performing loans, which include:

     - selling non-performing loans to third parties including the Korea Asset Management Corporation;

     - entering into asset-backed securitization transactions with respect to non-performing loans;

     - managing consumer loans that are three months or more past due through Shinhan Credit Information under an agency agreement in the case of the Group and through Consumer Loan Collection Division in the case of Chohung Bank; and

     - using third-party collection agencies including the Solomon Credit Information.

 ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

  Shinhan

     The following table presents the allocation of the Group's loan loss allowance by loan type. The ratio represents the percentage of loan loss allowance of each loan type to total loan loss allowance.

                                                           AS OF DECEMBER 31,
                                            ------------------------------------------------
                                                 2000             2001             2002
                                            --------------   --------------   --------------
                                                (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Corporate
  Commercial and Industrial...............  W 547    66.06%  W 323    44.86%  W 341    34.24%
  Other commercial........................    233    28.14     275    38.19     365    36.65
  Lease financing.........................     --       --      35     4.86      22     2.21
                                            -----   ------   -----   ------   -----   ------
     Total corporate......................    780    94.20     633    87.91     728    73.10
                                            -----   ------   -----   ------   -----   ------
Consumer
  Mortgages and home equity...............      3     0.36       9     1.25      30     3.01
  Credit cards............................     34     4.11      56     7.78     179    17.97
  Other consumer..........................     11     1.33      22     3.06      59     5.92
                                            -----   ------   -----   ------   -----   ------
     Total consumer.......................     48     5.80      87    12.09     268    26.90
                                            -----   ------   -----   ------   -----   ------
Total allowance for loan losses...........  W 828   100.00%  W 720   100.00%  W 996   100.00%
                                            =====   ======   =====   ======   =====   ======

     The Group's total allowance for loan losses increased by W168 billion, or 20.3%, from W828 billion to W996 billion as of December 31, 2000 and 2002, respectively. During 2001, the allowance for loan losses decreased by W108 billion, or 13.0%, due to decreases in allowances for loan losses in the corporate sectors. During 2002, the allowance for loan losses increased by W276 billion, or 38.3%, to W996 billion as of December 31, 2002, as a result of increases in allowances for loan losses in both the corporate and consumer sectors.
     The allowance for corporate loan losses decreased by W147 billion, or 18.9%, from W780 billion to W633 billion as of December 31, 2000 and 2001, respectively. This decrease is primarily attributable to a W386 billion, or 20.6%, decrease in the level of impaired corporate loans from W1,878 billion to W1,492 billion during the period under review. The change in the level of the corporate allowance for loan losses was principally related to the write-off of impaired loans.
     The allowance for corporate loan losses increased by W95 billion, or 15.0%, from W633 billion to W728 billion as of December 31, 2001 and 2002, respectively. This change is the result of acquisition of subsidiaries and an increase in new loans extended to SK Global.
     In the consumer sector, the Group's allowance for loan losses increased by W39 billion, or 81.3%, from W48 billion as of December 31, 2000 to W87 billion as of December 31, 2001, primarily due to an increase in consumer loans. Allowance for loan losses increased 208.1% from W87 billion as of December 31, 2001 to W268 billion as of December 31, 2002 as a result of an increase in consumer lending due to the extension of new consumer loans and the acquisition of subsidiaries in 2002, as well as an increase in delinquency rate.

  Chohung

     The following table presents the allocation of Chohung Bank's loan loss allowance by loan type. The ratio represents the percentage of loan loss allowance of each loan type to total loan loss allowance.

                                               AS OF DECEMBER 31,
                            --------------------------------------------------------
                                  2000                2001                2002
                            ----------------    ----------------    ----------------
                                    (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Corporate
  Commercial and
     Industrial...........  W1,720     57.22%   W  937     46.12%   W  957     35.74%
  Other commercial........     949     31.57       616     30.31       428     15.98
  Lease financing.........     167      5.56       105      5.17        50      1.87
                            ------    ------    ------    ------    ------    ------
     Total corporate......   2,836     94.35     1,658     81.60     1,435     53.59
                            ------    ------    ------    ------    ------    ------
Consumer
  Mortgages and home
     equity...............       4      0.13         7      0.34        13      0.49
  Credit cards............     135      4.49       300     14.76     1,061     39.61
  Other consumer..........      31      1.03        67      3.30       169      6.31
                            ------    ------    ------    ------    ------    ------
     Total consumer.......     170      5.65       374     18.40     1,243     46.41
                            ------    ------    ------    ------    ------    ------
Total allowance for loan
  losses..................  W3,006    100.00%   W2,032    100.00%   W2,678    100.00%
                            ======    ======    ======    ======    ======    ======

     Chohung Bank's total allowance for loan losses decreased by W328 billion, or 10.9%, from W3,006 billion to W2,678 billion as of December 31, 2000 and 2002, respectively. During 2001, the allowance for loan losses decreased by W974 billion, or 32.4%, due to decreases in allowances for loan losses in the corporate sector. During 2002, the allowance for loan losses increased by W646 billion, or 31.8%, to W2,678 billion as of December 31, 2002, due to increases in allowances for loan losses in the consumer sector.
     The allowance for corporate loan losses decreased by W1,178 billion, or 41.5%, from W2,836 billion to W1,658 billion as of December 31, 2000 and 2001, respectively. This decrease is primarily attributable to a W1,732 billion, or 35.0%, decrease in the level of impaired corporate loans from W4,948 billion to

W3,216 billion during the period under review. The change in the level of the corporate allowance for loan losses was principally related to the charge-off of impaired loans.
     The allowance for corporate loan losses decreased by W223 billion, or 13.4%, from W1,658 billion to W1,435 billion as of December 31, 2001 and 2002, respectively. This change is the result of a decrease in the impaired loan amount.
     In the consumer sector, Chohung Bank's allowance for loan losses increased by W204 billion, or 120.0%, from W170 billion as of December 31, 2000 to W374 billion as of December 31, 2001, primarily due to an increase in credit cards. Allowance for loan losses increased 232.4% from W374 billion as of December 31, 2001 to W1,243 billion as of December 31, 2002 as a result of an increase in consumer lending due to the extension of new consumer loans and an increase in delinquency rate.

  Shinhan and Chohung Combined

     The following table presents the allocation of loan loss allowance of both the Group and Chohung Bank combined by loan type. The ratio represents the percentage of loan loss allowance of each loan type to total loan loss allowance.

                                                         AS OF DECEMBER 31,
                                         ---------------------------------------------------
                                              2000              2001              2002
                                         ---------------   ---------------   ---------------
                                              (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Corporate
  Commercial and Industrial............  W2,267    59.12%  W1,260    45.78%  W1,298    35.33%
  Other commercial.....................   1,182    30.83      891    32.38      793    21.58
  Lease financing......................     167     4.36      140     5.09       72     1.96
                                         ------   ------   ------   ------   ------   ------
     Total corporate...................   3,616    94.31    2,291    83.25    2,163    58.87
                                         ------   ------   ------   ------   ------   ------
Consumer
  Mortgages and home equity............       7     0.18       16     0.58       43     1.17
  Credit cards.........................     169     4.41      356    12.94    1,240    33.75
  Other consumer.......................      42     1.10       89     3.23      228     6.21
                                         ------   ------   ------   ------   ------   ------
     Total consumer....................     218     5.69      461    16.75    1,511    41.13
                                         ------   ------   ------   ------   ------   ------
Total allowance for loan losses........  W3,834   100.00%  W2,752   100.00%  W3,674   100.00%
                                         ======   ======   ======   ======   ======   ======

     Our total allowance for loan losses decreased by W160 billion, or 4.2%, from W3,834 billion to W3,674 billion as of December 31, 2000 and 2002, respectively. During 2001, the allowance for loan losses decreased by W1,082 billion, or 28.2%, due to decreases in allowances for loan losses in the corporate sectors. During 2002, the allowance for loan losses increased by W922 billion, or 33.5%, to W3,674 billion as of December 31, 2002, as a result of an increase in allowance for loan losses in the consumer sector.
     The allowance for corporate loan losses decreased by W1,325 billion, or 36.6%, from W3,616 billion to W2,291 billion as of December 31, 2000 and 2001, respectively. This decrease is primarily attributable to a W2,118 billion, or 31.0%, decrease in the level of impaired corporate loans from W6,826 billion to W4,708 billion during the period under review. The change in the level of the corporate allowance for loan losses was principally related to the write-off of impaired loans.
     The allowance for corporate loan losses decreased by W128 billion, or 5.6%, from W2,291 billion to W2,163 billion as of December 31, 2001 and 2002, respectively. This change is the result of a decrease in the impaired loan amount of Chohung Bank which more than offset the effect of the Group's acquisition of subsidiaries and an increase in new loans extended to SK Global.
     In the consumer sector, our allowance for loan losses increased W243 billion, or 111.5%, from W218 billion as of December 31, 2000 to W461 billion as of December 31, 2001, primarily due to an increase in consumer loans. Allowance for loan losses increased 227.8% from W461 billion as of

December 31, 2001 to W1,511 billion as of December 31, 2002 as a result of an increase in consumer lending due to the extension of new consumer loans and the acquisition of subsidiaries in 2002, as well as an increase in delinquency rate.

 ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

  Shinhan

     The following table presents an analysis of the Group's loan loss experience for each of the years indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Balance at the beginning of the period......................    W 828       W 720
Amounts charged against income..............................      411         236
Allowance relating to loans repurchased from the Korea Asset
  Management Corporation....................................       45          65
Gross charge-offs:
  Corporate:
     Commercial and industrial..............................      379         105
     Other commercial.......................................      345          22
     Lease financing........................................        5          10
  Consumer:
     Mortgage and home equity...............................        2           2
     Credit cards...........................................       39          60
     Other consumer.........................................        9          17
                                                                -----       -----
       Total gross charge-offs..............................     (779)       (216)
                                                                -----       -----
Recoveries:
  Corporate:
     Commercial and industrial..............................       60          53
     Other commercial.......................................       58          21
     Lease financing........................................        1           2
  Consumer:
     Mortgage and home equity...............................       --          --
     Credit cards...........................................        7          17
     Other consumer.........................................        2           1
                                                                -----       -----
       Total recoveries.....................................      128          94
                                                                -----       -----
Net charge-offs.............................................     (651)       (122)
                                                                -----       -----
Acquisition of Jeju Bank....................................       --          20
Acquisition of Good Morning Securities......................       --          77
Acquisition of Shinhan Capital..............................       64          --
Acquisition of Shinhan Securities...........................       23          --
                                                                -----       -----
Balance at the end of the period............................    W 720       W 996
                                                                =====       =====
Ratio of net charge-offs during the period to average loans
  outstanding during the period.............................     2.07%       0.30%

  Chohung

     The following table presents an analysis of Chohung Bank's loan loss experience for each of the years indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Balance at the beginning of the period......................   W 3,006     W 2,032
Amounts charged against income..............................       553       1,385
Allowance relating to loans repurchased from the Korea Asset
  Management Corporation....................................       216         385
Gross charge-offs:
  Corporate:
    Commercial and industrial...............................     1,048         644
    Other commercial........................................       937         190
    Lease financing.........................................        10          --
  Consumer:
    Mortgage and home equity................................         1           1
    Credit cards............................................       179         493
    Other consumer..........................................        18          68
                                                               -------     -------
       Total gross charge-offs..............................    (2,193)     (1,396)
                                                               -------     -------
Recoveries:
  Corporate:
    Commercial and industrial...............................       287         160
    Other commercial........................................        91          75
    Lease financing.........................................        --          --
  Consumer:
    Mortgage and home equity................................        --          --
    Credit cards............................................        42          28
    Other consumer..........................................        30           9
                                                               -------     -------
       Total recoveries.....................................       450         272
                                                               -------     -------
Net charge-offs.............................................    (1,743)     (1,124)
                                                               -------     -------
Balance at the end of the period............................   W 2,032     W 2,678
                                                               =======     =======
Ratio of net charge-offs during the period to average loans
  outstanding during the period.............................      5.43%       2.70%

  Shinhan and Chohung Combined

     The following table presents an analysis of our loan loss experience, both the Group and Chohung Bank combined, for each of the years indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Balance at the beginning of the period......................   W3,834      W2,752
Amounts charged against income..............................      964       1,621
Allowance relating to loans repurchased from the Korea Asset
  Management Corporation....................................      261         450
Gross charge-offs:
  Corporate:
     Commercial and industrial..............................    1,427         749
     Other commercial.......................................    1,282         212
     Lease financing........................................       15          10
  Consumer:
     Mortgage and home equity...............................        3           3
     Credit cards...........................................      218         553
     Other consumer.........................................       27          85
                                                               ------      ------
       Total gross charge-offs..............................   (2,972)     (1,612)
                                                               ------      ------
Recoveries:
  Corporate:
     Commercial and industrial..............................      347         213
     Other commercial.......................................      149          96
     Lease financing........................................        1           2
  Consumer:
     Mortgage and home equity...............................       --          --
     Credit cards...........................................       49          45
     Other consumer.........................................       32          10
                                                               ------      ------
       Total recoveries.....................................      578         366
                                                               ------      ------
Net charge-offs.............................................   (2,394)     (1,246)
                                                               ------      ------
Acquisition of Jeju Bank....................................       --          20
Acquisition of Good Morning Securities......................       --          77
Acquisition of Shinhan Capital..............................       64          --
Acquisition of Shinhan Securities...........................       23          --
                                                               ------      ------
Balance at the end of the period............................   W2,752      W3,674
                                                               ======      ======
Ratio of net charge-offs during the period to average loans
  outstanding during the period.............................     3.77%       1.51%

 LOAN CHARGE-OFFS

     The Group's level of gross charge-offs declined from W779 billion in 2001 to W216 billion in 2002 primarily due to a small number of large exposures within our corporate portfolio that we deemed to be uncollectible in 2001, based on events occurring in that year. The number of corporate loans charged off was similar in both years but the amounts charged off in 2001 were, on average, significantly higher. The five largest charge-offs in the aggregate were W419 billion and W49 billion in 2001 and 2002, respectively. The charge-offs in 2001 included W271 billion in respect of Hynix Semiconductor and W18 billion in respect of

Inchon Oil Refinery. The exposures charged off in 2001 were individually identified as impaired and therefore included within the Group's allowance as of December 31, 2000 at an amount consistent with the level of gross charge off. Similarly, charge-offs occurring in 2002 were recorded at a consistent amount within the Group's allowance as of December 31, 2001. The decrease in gross charge offs was partly mitigated by increases in credit card and other consumer charge-offs from W48 billion in 2001 to W77 billion in 2002 reflecting increased delinquencies within these portfolios.

     Chohung Bank's level of gross charge-offs declined from W2,193 billion in 2001 to W1,396 billion in 2002 due to a small number of large exposures within the corporate portfolio that Chohung Bank deemed to be uncollectible in 2001, based on events occurring in that year. The number of corporate loans charged off was similar in both years but the amounts charged off in 2001 were, on average, significantly higher. The five largest charge-offs in the aggregate were W610 billion and W377 billion in 2001 and 2002, respectively. The charge-offs in 2001 included W231 billion in respect of Jindo Corporation and W118 billion in respect of Daewoo Corporation. See "Loan
Concentrations -- Exposures to Former Daewoo Group Companies". In addition, charge offs in 2001 and 2002 included W671 billion and W4 billion in respect of sales of impaired loans to third parties. The exposures charged off in 2001 were individually identified as impaired and therefore included within our allowance as of December 31, 2000 at an amount consistent with the level of gross charge-off. Similarly, charge-offs occurring in 2002 were recorded at a consistent amount within Chohung Bank's allowance as of December 31, 2001. The decrease in gross charge-offs was offset by, an increase in credit card and other consumer charge-offs from W197 billion in 2001 to W561 billion in 2002, reflecting increased delinquencies within these portfolios in 2002.

 Basic Principles

     We attempt to minimize loans to be charged off, by practicing a sound credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans. However, we charge off loans subject to our charge-off policy on a timely basis in order to maximize accounting transparency.

 Loans To Be Charged-Off

     Loans are charged-off if they are deemed to be uncollectible by falling under any of the following categories:

     - loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the shutting down of the business of the debtor;

     - loans for which collection is not foreseeable due to the death or disappearance of debtors;

     - loans for which expenses of collection exceed the collectable amount;

     - loans on which collection is not possible through legal or any other means;

     - payments in arrears in respect of credit cards, which are overdue for more than six months;

     - payments outstanding on unsecured consumer loans, which have been overdue for more than six months;

     - payments in arrears in respect of leases, which have been overdue for more than twelve months; or

     - the portion of loans classified as "estimated loss", net of any recovery from collateral, which is deemed to be uncollectible.

 Procedure for Charge-off Approval

     An application for Shinhan Bank's loans to be charged-off is submitted by a branch to the Corporate Credit Collection Department in the case of corporate loans and foreign branches, and Consumer Credit Collection Team in the case of individual loans. An application for charge off must be submitted four months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Shinhan Bank.

     An application for Chohung Bank's loans to be charged-off is submitted by a branch to the Loan Recovery Division in the case of corporate loans in excess of W20 million and mortgages and home equity loans, and to the Consumer Loan Collection Division in the case of corporate loans below W20 million, other consumer loans and credit cards. An application for charge off must be submitted three months prior to the date of the write-off, which is the end of every quarter. The General Manager in charge of review evaluates the application. The General Manager of Audit and Examination Department conducts review of compliance with our internal procedures for charge-offs. The General Manager in charge of review gets approval from the President of Chohung Bank.

 Treatment of Loans Charged-Off

     Once loans are charged-off, they are derecognized from our balance sheet. Shinhan Bank still continues its collection efforts in respect of these loans through third-party collection agencies including the Korea Asset Management Corporation and Shinhan Credit Information. Chohung Bank also continues its collection efforts in respect of these loans internally using credit information produced by third parties or through third-party collection agencies including Solomon Credit Information.

 Treatment of Collateral

     When Shinhan Bank determines that a loan collateralized by real estate cannot be recovered through normal collection channels, then Shinhan Bank will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. When Chohung Bank determines that a loan collateralized by real estate cannot be recovered through normal collection channels, then Chohung Bank will petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency, within four months after delinquency and immediately upon default occurring at the branch level. However, this treatment does not apply to companies under restructuring, composition, workout or other court proceedings subjecting them to restrictions on such auction procedures. In our experience, the filing of this petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we will sell the collateral and recover the full principal amount and accrued interest up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under laws and regulations in Korea typically take from seven months to one year from initiation to collection depending on the nature of the collateral.

 U.S. GAAP Financial Statement Presentation

     Our U.S. GAAP financial statements include as charges-offs all unsecured consumer loans, including credit cards, that are overdue for more than six months. Leases are charged-off when past due for more than twelve months.

INVESTMENT PORTFOLIO

 INVESTMENT POLICY

     We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for its own account to:

     - maintain the stability and diversification of our assets;

     - maintain adequate sources of back-up liquidity to match our funding requirements; and

     - supplement income from our core lending activities.

     In making securities investments, we takes into account a number of factors, including macroeconomic trends, industry analysis and credit evaluation in determining whether to make particular investments in securities.

     Our investments in securities are also subject to a number of guidelines, including limitations prescribed under the Financial Holding Company Act and Bank Act. Under these regulations, a financial holding company may not invest in securities as defined in the Korean Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders' equity less the total amount of investment in subsidiaries, subject to certain exceptions. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another finance-related company (other than its direct and indirect subsidiaries). Furthermore, under these regulations Shinhan Bank and Chohung Bank must limit its investments in equity securities and bonds with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 60.0% of our total Tier I and Tier II capital. Generally, Shinhan Bank and Chohung Bank are also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set out in "Supervision and Regulation -- Regulations Applicable to Banks -- Restrictions on Investments in Property",
"-- Regulations Applicable to Banks -- Restrictions on Shareholdings in Other Companies", "-- Regulations Applicable to Financial Holding
Companies -- Liquidity" and "-- Regulations Applicable to Financial Holding Companies -- Restrictions on Shareholdings in Other Companies".

 BOOK VALUE AND MARKET VALUE

  Shinhan

     The following table sets out the book value and market value of securities in the Group's investment portfolio as of the dates indicated.

                                      AS OF               AS OF               AS OF
                                DECEMBER 31, 2000   DECEMBER 31, 2001   DECEMBER 31, 2002
                                -----------------   -----------------   -----------------
                                 BOOK     MARKET     BOOK     MARKET     BOOK     MARKET
                                 VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                -------   -------   -------   -------   -------   -------
                                                  (IN BILLIONS OF WON)
AVAILABLE-FOR-SALE
Equity securities.............  W   687   W   687   W 1,233   W 1,233   W 2,481   W 2,481
Debt securities:
  Korean treasury securities
     and government
     agencies.................    1,995     1,995     2,239     2,239     2,230     2,230
  Financial institutions......    1,879     1,879     1,831     1,831     2,103     2,103
  Corporations................    1,426     1,426     1,421     1,421     1,230     1,230
  Foreign government..........       27        27        15        15         8         8
  Mortgage-backed securities
     and asset-backed
     securities...............      220       220       348       348       685       685
                                -------   -------   -------   -------   -------   -------
Total -- Available-for-sale...    6,234     6,234     7,087     7,087     8,737     8,737
                                -------   -------   -------   -------   -------   -------

                                      AS OF               AS OF               AS OF
                                DECEMBER 31, 2000   DECEMBER 31, 2001   DECEMBER 31, 2002
                                -----------------   -----------------   -----------------
                                 BOOK     MARKET     BOOK     MARKET     BOOK     MARKET
                                 VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                -------   -------   -------   -------   -------   -------
                                                  (IN BILLIONS OF WON)
HELD-TO-MATURITY
Debt securities:
  Korean treasury securities
     and government
     agencies.................    3,970     4,104     3,932     4,055     3,132     3,253
  Financial institutions......    1,125     1,140     1,088     1,103       563       572
  Corporations................      865       871       646       658       439       454
  Mortgage-backed securities
     and asset-backed
     securities...............      163       167       372       376       274       279
                                -------   -------   -------   -------   -------   -------
  Total -- Held-to-maturity...    6,123     6,282     6,038     6,192     4,408     4,558
                                -------   -------   -------   -------   -------   -------
TRADING
Equity securities.............        4         4       151       151       196       196
Debt securities:
  Korean treasury securities
     and government
     agencies.................      411       411       241       241       346       346
  Financial institutions......      529       529       299       299       204       204
  Corporations................      381       381       166       166       180       180
                                -------   -------   -------   -------   -------   -------
     Total -- Trading.........    1,325     1,325       857       857       926       926
                                -------   -------   -------   -------   -------   -------
TOTAL SECURITIES..............  W13,682   W13,841   W13,982   W14,136   W14,071   W14,221
                                =======   =======   =======   =======   =======   =======

  Chohung

     The following table sets out the book value and market value of securities in Chohung Bank's investment portfolio as of the dates indicated.

                                      AS OF               AS OF               AS OF
                                DECEMBER 31, 2000   DECEMBER 31, 2001   DECEMBER 31, 2002
                                -----------------   -----------------   -----------------
                                 BOOK     MARKET     BOOK     MARKET     BOOK     MARKET
                                 VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                -------   -------   -------   -------   -------   -------
                                                  (IN BILLIONS OF WON)
AVAILABLE-FOR-SALE
Equity securities.............  W   942   W   942   W   878   W   878   W   294   W   294
Debt securities:
  Korean treasury and
     government agencies......    7,095     7,095     6,861     6,861     7,030     7,030
  Financial institutions......    1,408     1,408     3,362     3,362     1,604     1,604
  Corporations................    1,421     1,421     1,145     1,145       659       659
  Foreign governments.........       18        18        11        11        12        12
  Mortgage-backed and asset-
     backed securities........      193       193        90        90        25        25
                                -------   -------   -------   -------   -------   -------
Total -- Available-for-sale...   11,077    11,077    12,347    12,347     9,624     9,624
                                -------   -------   -------   -------   -------   -------
TRADING
Equity securities.............      174       174        --        --        --        --
Debt securities:
  Korean treasury and
     government agencies......    1,176     1,176       685       685       579       579
  Financial institutions......      144       144       473       473       150       150
  Corporations................       35        35       189       189       312       312
  Foreign governments.........       10        10         3         3         3         3
  Mortgage-backed and asset-
     backed securities........       --        --        63        63        10        10
                                -------   -------   -------   -------   -------   -------
     Total -- Trading.........    1,539     1,539     1,413     1,413     1,054     1,054
                                -------   -------   -------   -------   -------   -------
TOTAL SECURITIES..............  W12,616   W12,616   W13,760   W13,760   W10,678   W10,678
                                =======   =======   =======   =======   =======   =======

  Shinhan and Chohung Combined

     The following table sets out the book value and market value of securities in the investment portfolio of both the Group and Chohung Bank combined as of the dates indicated.

                                      AS OF               AS OF               AS OF
                                DECEMBER 31, 2000   DECEMBER 31, 2001   DECEMBER 31, 2002
                                -----------------   -----------------   -----------------
                                 BOOK     MARKET     BOOK     MARKET     BOOK     MARKET
                                 VALUE     VALUE     VALUE     VALUE     VALUE     VALUE
                                -------   -------   -------   -------   -------   -------
                                                  (IN BILLIONS OF WON)
AVAILABLE-FOR-SALE
Equity securities.............  W 1,629   W 1,629   W 2,111   W 2,111   W 2,775   W 2,775
Debt securities:
  Korean treasury securities
     and government
     agencies.................    9,090     9,090     9,100     9,100     9,260     9,260
  Financial institutions......    3,287     3,287     5,193     5,193     3,707     3,707
  Corporations................    2,847     2,847     2,566     2,566     1,889     1,889
  Foreign government..........       45        45        26        26        20        20
  Mortgage-backed securities
     and asset-backed
     securities...............      413       413       438       438       710       710
                                -------   -------   -------   -------   -------   -------
Total -- Available-for-sale...   17,311    17,311    19,434    19,434    18,361    18,361
                                -------   -------   -------   -------   -------   -------
HELD-TO-MATURITY
Debt securities:
  Korean treasury securities
     and government
     agencies.................    3,970     4,104     3,932     4,055     3,132     3,253
  Financial institutions......    1,125     1,140     1,088     1,103       563       572
  Corporations................      865       871       646       658       439       454
  Mortgage-backed securities
     and asset-backed
     securities...............      163       167       372       376       274       279
                                -------   -------   -------   -------   -------   -------
  Total -- Held-to-maturity...    6,123     6,282     6,038     6,192     4,408     4,558
                                -------   -------   -------   -------   -------   -------
TRADING
Equity securities.............      178       178       151       151       196       196
Debt securities:
  Korean treasury securities
     and government
     agencies.................    1,587     1,587       926       926       925       925
  Financial institutions......      673       673       772       772       354       354
  Corporations................      416       416       355       355       492       492
  Foreign government..........       10        10         3         3         3         3
  Mortgage-backed securities
     and asset-backed
     securities...............       --        --        63        63        10        10
                                -------   -------   -------   -------   -------   -------
     Total -- Trading.........    2,864     2,864     2,270     2,270     1,980     1,980
                                -------   -------   -------   -------   -------   -------
TOTAL SECURITIES..............  W26,298   W26,457   W27,742   W27,896   W24,749   W24,899
                                =======   =======   =======   =======   =======   =======

 MATURITY ANALYSIS

  Shinhan

     The following table categorizes the Group's securities by maturity and weighted average yield as of December 31, 2002.

                                                        OVER 1 YEAR            OVER 5 YEARS
                                1 YEAR OR LESS        THROUGH 5 YEARS        THROUGH 10 YEARS        OVER 10 YEARS
                             --------------------   --------------------   --------------------   --------------------
                                        WEIGHTED-              WEIGHTED-              WEIGHTED-              WEIGHTED-
                             CARRYING    AVERAGE    CARRYING    AVERAGE    CARRYING    AVERAGE    CARRYING    AVERAGE
                              AMOUNT    YIELD(1)     AMOUNT    YIELD(1)     AMOUNT    YIELD(1)     AMOUNT    YIELD(1)
                             --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
AVAILABLE-FOR-SALE DEBT
 SECURITIES:
 Korean Treasury and
   governmental agencies...   W  719       8.2%      W1,331       6.2%       W180        5.6%        W--         --
 Corporate.................      244       5.8          965       5.1          21        4.2         --          --
 Financial institutions....    1,161       5.3          891       6.0          47        4.0          4         8.7%
 Foreign governments.......        7       4.0            1       4.0          --         --         --          --
 Mortgage-backed and asset-
   backed securities.......      217       6.5          468       6.3          --         --         --          --
                              ------                 ------                  ----                    --
   Total available-for-sale
     debt securities.......    2,348       6.3        3,656       5.9         248        5.1          4         8.7
                              ------                 ------                  ----                    --
HELD-TO-MATURITY DEBT
SECURITIES:
 Korean Treasury and
   governmental agencies...    1,352      10.1        1,220       7.5         469        7.0          1         8.4
 Corporate.................      142       6.9          297       6.9          --         --         --          --
 Financial institutions....      351       6.1          162       7.2          50        6.2         --          --
 Foreign governments.......       --        --           --        --          --         --         --          --
 Mortgage-backed and asset-
   backed securities.......       43       7.3          231       6.9          --         --         --          --
                              ------                 ------                  ----                    --
   Total held-to-maturity
     debt securities.......    1,888       9.1        1,910       7.3         519        6.9          1         8.4
                              ------                 ------                  ----                    --
TRADING DEBT SECURITIES:
 Korean Treasury and
   governmental agencies...      213       5.0          132       5.3          --         --         --          --
 Corporate.................      111       6.1           69       5.2          --         --         --          --
 Financial institutions....       86       4.9          118       6.3          --         --         --          --
                              ------                 ------                  ----                    --
   Total trading debt
     securities............      410       5.3          319       5.6          --         --         --          --
                              ------                 ------                  ----                    --
       Total debt
        securities.........   W4,646                 W5,885                  W767                    W5
                              ======                 ======                  ====                    ==

                              SECURITIES NOT DUE
                             IN A SINGLE MATURITY          TOTAL
                             --------------------   --------------------
                                        WEIGHTED-              WEIGHTED-
                             CARRYING    AVERAGE    CARRYING    AVERAGE
                              AMOUNT    YIELD(1)     AMOUNT    YIELD(1)
                             --------   ---------   --------   ---------
                              (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
AVAILABLE-FOR-SALE DEBT
 SECURITIES:
 Korean Treasury and
   governmental agencies...    W--          --      W 2,230       6.8%
 Corporate.................     --          --        1,230       5.2
 Financial institutions....     --          --        2,103       5.6
 Foreign governments.......     --          --            8       4.0
 Mortgage-backed and asset-
   backed securities.......     --          --          685       6.4
                               ---                  -------
   Total available-for-sale
     debt securities.......     --          --        6,256       6.0
                               ---                  -------
HELD-TO-MATURITY DEBT
SECURITIES:
 Korean Treasury and
   governmental agencies...     90         7.6%       3,132       8.5
 Corporate.................     --          --          439       6.9
 Financial institutions....     --          --          563       6.4
 Foreign governments.......     --          --           --        --
 Mortgage-backed and asset-
   backed securities.......     --          --          274       7.0
                               ---                  -------
   Total held-to-maturity
     debt securities.......     90         7.6        4,408       8.0
                               ---                  -------
TRADING DEBT SECURITIES:
 Korean Treasury and
   governmental agencies...      1         5.4          346       5.1
 Corporate.................     --          --          180       5.7
 Financial institutions....     --          --          204       5.7
                               ---                  -------
   Total trading debt
     securities............      1         5.4          730       5.4
                               ---                  -------
       Total debt
        securities.........    W91                  W11,394
                               ===                  =======

---------------

Note:

(1) The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

  Chohung

     The following table categorizes Chohung Bank's securities by maturity and weighted average yield as of December 31, 2002.

                                                        OVER 1 YEAR            OVER 5 YEARS
                                1 YEAR OR LESS        THROUGH 5 YEARS        THROUGH 10 YEARS        OVER 10 YEARS
                             --------------------   --------------------   --------------------   --------------------
                                        WEIGHTED-              WEIGHTED-              WEIGHTED-              WEIGHTED-
                             CARRYING    AVERAGE    CARRYING    AVERAGE    CARRYING    AVERAGE    CARRYING    AVERAGE
                              AMOUNT    YIELD(2)     AMOUNT    YIELD(2)     AMOUNT    YIELD(2)     AMOUNT    YIELD(2)
                             --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
AVAILABLE-FOR-SALE DEBT
 SECURITIES:
 Korean treasury and
   government agencies.....   W1,275       9.0%      W5,576       7.5%       W146        6.5%       W--          --%
 Financial institutions....      976       5.0          628       6.2          --         --         --          --
 Corporations..............      118       5.0          392       4.2         146        2.3          3         1.5
 Foreign governments.......       10       4.7            2       7.0          --         --         --          --
 Mortgage-backed and asset-
   backed securities.......       25       7.3           --        --          --         --         --          --
                              ------      ----       ------       ---        ----       ----        ---         ---
   Total available-for-sale
     debt securities.......    2,404       7.2        6,598       7.2         292        4.3          3         1.5
                              ------      ----       ------       ---        ----       ----        ---         ---
TRADING DEBT SECURITIES:
 Korean treasury and
   government agencies.....       90       4.9          405       6.0          84        5.5         --          --
 Financial institutions....       61       5.1            2       4.3          87       13.0         --          --
 Corporations..............      301       5.1            4       0.3          --         --          7         7.0
 Foreign governments.......        3      10.4           --        --          --         --         --          --
 Mortgage-backed and asset-
   backed securities.......       10       5.0           --        --          --         --         --          --
                              ------      ----       ------       ---        ----       ----        ---         ---
   Total trading debt
     securities............      465       5.1%         411       5.9%        171        9.3%         7         7.0%
                              ------      ----       ------       ---        ----       ----        ---         ---
       Total debt
        securities.........   W2,869                 W7,009                  W463                   W10
                              ======                 ======                  ====                   ===

                              SECURITIES NOT DUE
                                 IN A SINGLE
                                 MATURITY(1)               TOTAL
                             --------------------   --------------------
                                        WEIGHTED-              WEIGHTED-
                             CARRYING    AVERAGE    CARRYING    AVERAGE
                              AMOUNT    YIELD(2)     AMOUNT    YIELD(2)
                             --------   ---------   --------   ---------
                              (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
AVAILABLE-FOR-SALE DEBT
 SECURITIES:
 Korean treasury and
   government agencies.....    W33         9.2%     W  7,030      7.8%
 Financial institutions....     --          --         1,604      5.5
 Corporations..............     --          --           659      3.9
 Foreign governments.......     --          --            12      5.1
 Mortgage-backed and asset-
   backed securities.......     --          --            25      7.3
                               ---         ---      --------     ----
   Total available-for-sale
     debt securities.......     33         9.2         9,330      7.1
                               ---         ---      --------     ----
TRADING DEBT SECURITIES:
 Korean treasury and
   government agencies.....     --          --           579      5.7
 Financial institutions....     --          --           150      9.6
 Corporations..............     --          --           312      5.1
 Foreign governments.......     --          --             3     10.4
 Mortgage-backed and asset-
   backed securities.......     --          --            10      5.0
                               ---         ---      --------     ----
   Total trading debt
     securities............     --          --         1,054      6.1%
                               ---         ---      --------     ----
       Total debt
        securities.........    W33                  W 10,384
                               ===                  ========

---------------

 Notes:

(1) The principal repayment schedule for such securities is based on installment due on different maturity dates.

(2) The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

 CONCENTRATIONS OF RISK

  Shinhan

     As of December 31, 2002, the Group held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of our stockholders' equity at such date.

                                                                      AS OF
                                                                DECEMBER 31, 2002
                                                              ---------------------
                                                                BOOK       MARKET
                                                                VALUE       VALUE
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
NAME OF ISSUER:
Korea Deposit Insurance Corporation.........................    W2,723      W2,785
Bank of Korea...............................................     1,287       1,287
Korean Government...........................................     1,105       1,126
Korea Asset Management Corporation..........................       731         731
Kookmin Bank................................................       406         407
The Korea Development Bank..................................       371         376
                                                                ------      ------
  Total.....................................................    W6,623      W6,712
                                                                ======      ======

     Our stockholders' equity as of December 31, 2002 was W3,263 billion.

     Except for Kookmin Bank and the Korean government itself, all of the above entities are controlled and owned by the government.

  Chohung

     As of December 31, 2002, Chohung Bank held the following securities of individual issuers where the aggregate book value of those securities exceeded 10.0% of Chohung Bank's stockholders' equity at such date.

                                                                      AS OF
                                                                DECEMBER 31, 2002
                                                              ---------------------
                                                                BOOK       MARKET
                                                                VALUE       VALUE
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
NAME OF ISSUER:
Korea Deposit Insurance Corporation.........................    W4,511      W4,511
Korean Government...........................................     1,813       1,813
The Bank of Korea...........................................     1,015       1,015
The Korea Development Bank..................................       412         412
Korea Asset Management Corporation..........................       361         361
Korea Land Corporation......................................       270         270
Korea Highway Corporation...................................       226         226
                                                                ------      ------
  Total.....................................................    W8,608      W8,608
                                                                ======      ======

     Chohung Bank's stockholders' equity as of December 31, 2002 was W1,374 billion.

     Except for the Korean government itself, all of the above entities are controlled and owned by the government.

CREDIT-RELATED COMMITMENTS

     We have other credit-related commitments that are not reflected on the balance sheet, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions.

  Shinhan

     The following table sets forth the Group's credit-related commitments as of the dates indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
Commitments to extend credit:
  Commercial(1).............................................   W19,686     W29,008
  Credit card lines(2)......................................     7,161       7,827
  Other consumer............................................     1,177       1,753
Commercial letters of credit(3).............................     1,607       2,202
Standby letters of credit, performance guarantees and
  financial guarantees......................................       808         945
                                                               -------     -------
  Total.....................................................   W30,439     W41,735
                                                               =======     =======

---------------

Notes:

(1) The increase in commercial commitments to extend credit as of December 31, 2002 was primarily due to an increase in unused lines of credit for general loans.

(2) Relates to the unused portion of credit card limits that may be cancelled by the Group after notice to the borrower if the Group determines that the borrower's repayment ability is significantly impaired.

(3) These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

  Chohung

     The following table sets forth Chohung Bank's credit-related commitments as of the dates indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
Commitments to extend credit:
  Commercial................................................   W13,010     W11,449
  Credit card lines(1)......................................    17,816      17,875
  Consumer..................................................     1,268       1,889
Commercial letters of credit(2).............................     1,496       1,492
Standby letters of credit and financial and performance
  guarantees................................................       867         926
                                                               -------     -------
  Total.....................................................   W34,457     W33,631
                                                               =======     =======

---------------

Notes:

(1) Relates to the unused portion of credit card limits that may be cancelled by Chohung Bank after notice to the borrower if Chohung Bank determines that the borrower's repayment ability is significantly impaired.

(2) These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

  Shinhan and Chohung Combined

     The following table sets forth the credit related commitments of the Group and Chohung Bank combined as of the dates indicated.

                                                               AS OF DECEMBER 31,
                                                              ---------------------
                                                                2001        2002
                                                              ---------   ---------
                                                              (IN BILLIONS OF WON)
Commitments to extend credit:
  Commercial(1).............................................   W32,696     W40,457
  Credit card lines(2)......................................    24,977      25,702
  Consumer..................................................     2,445       3,642
Commercial letters of credit(3).............................     3,103       3,694
Standby letters of credit and financial and performance
  guarantees................................................     1,675       1,871
                                                               -------     -------
  Total.....................................................   W64,896     W75,366
                                                               =======     =======

---------------

Notes:

(1) The increase in commercial commitments to extend credit as of December 31, 2002 was primarily due to an increase in unused lines of credit for general loans.

(2) Relates to the unused portion of credit card limits that may be cancelled by us after notice to the borrower if we determine that the borrower's repayment ability is significantly impaired.

(3) These are generally short-term and collateralized by the underlying shipments of goods to which they relate.

     In the normal course of its banking activities, we, including Chohung Bank, make various commitments and incur certain contingent liabilities in the form of, among others, guarantees and acceptances. Guarantees and acceptances include guarantees and acceptances relating to trade financings, such as letters of credit or import freight, guarantees for debentures, guarantees for other types of financings and performance guarantees, for which the guaranteed amounts were determined.

     We have other credit-related commitments that are not reflected on the balance sheet, which primarily consist of commitments to extend credit and commercial letters of credit. Commitments to extend credit, including credit lines, represent unfunded portions of authorizations to extend credit in the form of loans. These commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. These commitments are in general subject to provisions that allow us to withdraw such commitments in the event there are material adverse changes affecting an obligor. As a result, we do not make provisions with respect to these credit commitments given the material adverse change clause which allows us to cancel the agreement if the underlying counterparty exposure is impaired.

     Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on us up to a stipulated amount under specific terms and conditions.

     Standby letters of credit, on the other hand, are irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents. See Note 30 in "Item 18. Financial Information -- Notes to consolidated financial statements of Shinhan Financial Group" and Note 26 in "Item 18. Financial Information -- Notes to consolidated financial statements of Chohung Bank" for details.

     The commitments do not necessarily represent our exposure since they often expire unused.

DERIVATIVES

  Shinhan

     As discussed under "-- Business Overview of Shinhan Financial Group -- Our Principal Activities -- Treasury and Securities Investment" above, the Group engages in derivatives trading activities primarily on behalf of its customers so that they may hedge their risks and also enter into back-to-back derivatives with other financial institutions to cover exposures arising from such transactions. In addition, the Group enters into derivatives transactions to hedge against risk exposures arising from its own assets and liabilities, some of which nontrading derivatives do not qualify for hedge accounting treatment.

     The following shows, as of December 31, 2002, the gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for (i) trading and (ii) nontrading that qualify for hedge accounting.

                                                                     AS OF DECEMBER 31, 2002
                                                              -------------------------------------
                                                              UNDERLYING   ESTIMATED     ESTIMATED
                                                               NOTIONAL    FAIR VALUE   FAIR VALUE
                                                              AMOUNT(1)      ASSETS     LIABILITIES
                                                              ----------   ----------   -----------
                                                                      (IN BILLIONS OF WON)
TRADING:
Foreign exchange contracts:
  Forward contracts.........................................   W 3,730        W 55         W 35
  Futures...................................................        30          --           --
  Options purchased.........................................        18           1           --
  Options written...........................................        24          --            1
                                                               -------        ----         ----
     Sub-total..............................................     3,802          56           36
                                                               -------        ----         ----
Interest rate contracts:
  Swaps(2)..................................................     5,492          46           60
  Futures...................................................       378          --           --
  Forwards..................................................        20          --           --
                                                               -------        ----         ----
     Sub-total..............................................     5,890          46           60
                                                               -------        ----         ----
Cross currency swaps(3).....................................       648          13           18
Equity contracts............................................       606          15           17
                                                               -------        ----         ----
     Total..................................................   W10,946        W130         W131
                                                               =======        ====         ====
HEDGE ACCOUNTING:
Interest rate swaps.........................................   W   791        W  9         W --
Cross currency swaps........................................        --          --           --
                                                               -------        ----         ----
     Total..................................................   W   791        W  9         W --
                                                               =======        ====         ====

---------------

Notes:

(1) Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2002.

(2) While the Group engages in derivatives trading activities to hedge the interest rate risk exposure that arise from its own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. As a result, includes interest rate swaps held for nontrading that do not qualify for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W870 billion, W22 billion and W32 billion, respectively.

(3) While the Group engages in derivatives trading activities to hedge the foreign currency risk exposure that arise from its own assets and liabilities, as these nontrading derivative contracts do not qualify for hedge accounting under U.S. GAAP, they are accounted for as trading derivatives in the financial statements. As a result, includes cross currency swaps held for nontrading that do not qualify for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W27 billion, W0 billion and W4 billion, respectively.

  Chohung

     As discussed under "-- Business Overview of Chohung Bank -- Chohung Bank's Principal Activities -- Treasury and International Business" above, Chohung Bank engages in derivatives trading activities primarily on behalf of its customers so that they may hedge their risks and Chohung Bank also enters into back-to-back derivatives with other financial institutions to cover its exposures arising from such transactions. In addition, Chohung Bank enters into derivatives transactions to hedge against risk exposures arising from its own assets and liabilities, but for none of which Chohung Bank applied hedge accounting.

     The following shows, as of December 31, 2002, Chohung Bank's gross notional or contractual amounts of derivatives and foreign exchange contracts held or issued for trading as they do not qualify for hedge accounting.

                                                                     AS OF DECEMBER 31, 2002
                                                              -------------------------------------
                                                              UNDERLYING   ESTIMATED     ESTIMATED
                                                               NOTIONAL    FAIR VALUE   FAIR VALUE
                                                              AMOUNT(1)      ASSETS     LIABILITIES
                                                              ----------   ----------   -----------
                                                                      (IN BILLIONS OF WON)
Forward foreign exchange contracts..........................    W2,300        W 45          W41
Interest rate contracts:
  Swaps(2)..................................................    W3,187        W 90          W32
  Futures...................................................        54          --           --
                                                                ------        ----          ---
     Sub-total..............................................    W3,241        W 90          W32
                                                                ------        ----          ---
Cross currency swaps(3).....................................    W  393        W  5          W 9
Credit derivatives..........................................        30          --            1
Equity contracts(4).........................................        11          --           --
                                                                ------        ----          ---
     Total..................................................    W5,975        W140          W83
                                                                ======        ====          ===

---------------

Notes:

(1) Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2002.

(2) While Chohung Bank engages in derivatives trading activities to hedge the interest rate risk exposure that arise from Chohung Bank's own assets and liabilities, Chohung Bank does not apply hedge accounting under U.S. GAAP, and therefore they are accounted for as trading derivatives in the financial statements. As a result, Chohung Bank includes interest rate swaps held for non-trading purpose that Chohung Bank does not apply hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W771 billion, W68 billion and W4 billion, respectively.

(3) While Chohung Bank engages in derivatives trading activities to hedge the foreign currency risk exposure and the interest rate risk exposure that arise from Chohung Bank's own assets and liabilities, Chohung Bank does not apply for hedge accounting under U.S. GAAP, and therefore they are accounted for as trading derivatives in the financial statements. As a result, Chohung Bank includes cross currency swaps held for non-trading that Chohung Bank does not apply for hedge accounting treatment in the underlying notional amount, estimated fair value of assets and estimated fair value of liabilities of W149 billion, W93 million and W401 million, respectively.

(4) Equity conversion options bifurcated from convertible bonds held as investments.

FUNDING

     We obtain funding for our lending activities from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations. In addition, Shinhan Bank and Chohung Bank acquire funding through call money, borrowings from the Bank of Korea, other short-term borrowings and other long-term debt.

     Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail deposits. Customer deposits accounted for 68.6% of the Group's total funding as of December 31, 2001, and 65.0% of the Group's total funding as of December 31, 2002. Customer deposits accounted for 77.4% of Chohung Bank's total funding as of December 31, 2001, and 76.9% of Chohung Bank's total funding as of December 31, 2002. As of December 31, 2001 and 2002, W3,887 billion and W3,872 billion, or 10.7% and 9.2%, respectively, of Chohung Bank's total deposits in Korean Won were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates, which are generally lower than market rates. Chohung Bank's other sources of funding consist principally of borrowing from the Bank of Korea and borrowings in foreign currencies.

     In addition, we acquire funding through the issuance of bonds, primarily through Shinhan Bank and Chohung Bank. Our borrowings consist mainly of borrowings from financial institutions, the government and government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month.

 DEPOSITS

     Although the majority of our bank deposits are short-term, it has been our experience that the majority of our depositors generally roll over their deposits at maturity, providing our banking operation with a stable source of funding.

  Shinhan

     The following table shows the average balances of the Group's deposits and the average rates paid on its deposits for the periods indicated.

                                                            2001                        2002
                                                  -------------------------   -------------------------
                                                   AVERAGE     AVERAGE RATE    AVERAGE     AVERAGE RATE
                                                  BALANCE(1)       PAID       BALANCE(1)       PAID
                                                  ----------   ------------   ----------   ------------
                                                               (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Interest-bearing deposits:
  Interest-bearing demand deposits..............   W   182         1.10%       W   432         1.39%
  Savings deposits..............................     8,121         2.52          9,924         1.85
  Certificates of deposit.......................     2,343         5.46          3,146         4.90
  Other time deposits...........................    16,714         6.70         19,468         4.91
  Mutual installment deposits(2)................     1,493         7.17          1,664         6.07
                                                   -------         ----        -------         ----
     Total interest-bearing deposits(3).........   W28,853         5.41%       W34,634         4.05%
                                                   =======         ====        =======         ====

---------------

Notes:

(1) Average balances are based on daily balances for our primary banking operation and quarterly balances for subsidiaries.

(2) Mutual installment deposits are interest-bearing deposits offered by Shinhan Bank which enable customers to become eligible for loans while they maintain an account with us. The customer's account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Shinhan Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3) Under U.S. GAAP, does not include cover bills sold or bonds sold under repurchase agreements, which are offered to our customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

  Chohung

     The following table shows the average balances of Chohung Bank's interest-bearing deposits and the average rates paid on its deposits for the periods indicated.

                                                           2001                        2002
                                                 -------------------------   -------------------------
                                                  AVERAGE     AVERAGE RATE    AVERAGE     AVERAGE RATE
                                                 BALANCE(1)       PAID       BALANCE(1)       PAID
                                                 ----------   ------------   ----------   ------------
                                                       (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Interest-bearing deposits:
  Interest-bearing demand deposits.............   W 3,828         1.96%       W 4,122         1.94%
  Savings deposits.............................    10,737         2.55         12,210         1.61
  Certificates of deposit......................     1,495         5.89          3,195         5.04
  Other time deposits..........................    17,048         6.68         18,870         5.11
  Mutual installment deposits(2)...............       477         7.13            547         6.58
                                                  -------         ----        -------         ----
     Total interest-bearing deposits(3)........   W33,585         4.79%       W38,944         3.70%
                                                  =======         ====        =======         ====

---------------

Notes:

(1) Average balances are based upon (a) daily balances for Chohung Bank and its overseas subsidiaries and (b) quarterly balances for domestic subsidiaries including Chohung Investment Trust Management Co., Ltd. and special purpose entities for Chohung Bank's asset securitizations.

(2) Mutual installment deposits are interest-bearing deposits offered by Chohung Bank which enable customers to become eligible for loans while they maintain an account with Chohung Bank. The customer's account does not have to secure loan amounts once made but is a requirement for loan eligibility. Prior to qualifying for a loan a customer must make required periodic deposits to the mutual installment account for a contracted term of less than five years. A customer is not required to fulfill the deposit term prior to requesting a loan from Chohung Bank, but loan amounts and terms are not as favorable in the event of a loan request prior to completing the deposit contract term.

(3) Under U.S. GAAP, total interest-bearing deposits do not include cover bills sold or bonds sold under repurchase agreements, which are offered to Chohung Bank's customers as deposit products. These are reflected as short-term borrowings and secured borrowings, respectively.

     For a breakdown of retail deposit products, see "-- Business Overview of Shinhan Financial Group -- Our Principal Activities -- Deposit-taking Activities" and "-- Business Overview of Chohung Bank -- Chohung Bank's Principal Activities -- Deposit-taking Activities", except that cover bills sold are reflected on short-term borrowings and securities sold under repurchase agreements are reflected as secured borrowings.

 Certificates of Deposit and Other Time Deposits

  -- Shinhan

     The following table presents the balance and remaining maturities of the Group's other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2002.

                                                                 AS OF DECEMBER 31, 2002
                                                    -------------------------------------------------
                                                                                  MUTUAL
                                                    CERTIFICATES   OTHER TIME   INSTALLMENT
                                                     OF DEPOSIT     DEPOSITS     DEPOSITS      TOTAL
                                                    ------------   ----------   -----------   -------
                                                                     (IN BILLIONS OF WON)
Maturing within three months......................     W1,673       W 3,407        W 96       W 5,176
After three but within six months.................        864         2,107          58         3,029
After six but within 12 months....................        105         5,109          94         5,308
After 12 months...................................         56           638         143           837
                                                       ------       -------        ----       -------
  Total...........................................     W2,698       W11,261        W391       W14,350
                                                       ======       =======        ====       =======

  -- Chohung

     The following table presents the balance and remaining maturities of Chohung Bank's other time deposits, certificates of deposit and mutual installment deposits which had a fixed maturity in excess of W100 million or more as of December 31, 2002.

                                                                 AS OF DECEMBER 31, 2002
                                                    -------------------------------------------------
                                                                                  MUTUAL
                                                    CERTIFICATES   OTHER TIME   INSTALLMENT
                                                     OF DEPOSIT     DEPOSITS     DEPOSITS      TOTAL
                                                    ------------   ----------   -----------   -------
                                                                  (IN BILLIONS OF WON)
Maturing within three months......................     W2,873       W 4,173         W 3       W 7,049
After three but within six months.................      1,162         2,509           1         3,672
After six but within 12 months....................         41         4,169          36         4,246
After 12 months...................................          1         1,192           1         1,194
                                                       ------       -------         ---       -------
  Total...........................................     W4,077       W12,043         W41       W16,161
                                                       ======       =======         ===       =======

     A majority of our certificates of deposit accounts and other time deposits issued by our foreign offices (including those of Chohung Bank) is in the amount of US$100,000 or more.

 SHORT-TERM BORROWINGS

  Shinhan

     The following table presents information regarding the Group's short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

                                                     2001                                    2002
                        ---------------------------------------------------------------   -----------
                                                        HIGHEST    WEIGHTED
                                         AVERAGE       BALANCES    AVERAGE    YEAR-END
                          BALANCE        BALANCE        AT ANY     INTEREST   INTEREST      BALANCE
                        OUTSTANDING   OUTSTANDING(1)   MONTH-END   RATE(2)      RATE      OUTSTANDING
                        -----------   --------------   ---------   --------   ---------   -----------
                                        (IN BILLIONS OF WON, EXCEPT FOR PERCENTAGES)
Borrowings from
 BOK(3)..............     W1,403          W1,572        W1,724       2.93%    1.92-3.91%    W  334
Call money...........        244           1,077         1,576       4.46     0.35-5.60%       150
Other
 borrowings(4).......      4,112           4,568         4,951       5.34     0.22-7.05%     6,510
                          ------          ------        ------                              ------
                          W5,759          W7,217        W8,251       4.68%                  W6,994
                          ======          ======        ======                              ======

                                             2002
                       -------------------------------------------------
                                         HIGHEST    WEIGHTED
                          AVERAGE       BALANCES    AVERAGE    YEAR-END
                          BALANCE        AT ANY     INTEREST   INTEREST
                       OUTSTANDING(1)   MONTH-END   RATE(2)      RATE
                       --------------   ---------   --------   ---------
                         (IN BILLIONS OF WON, EXCEPT FOR PERCENTAGES)
Borrowings from
 BOK(3)..............      W1,067        W 1,374      2.34%    1.39-6.75%
Call money...........       1,464          2,717      3.96     0.15-4.50%
Other
 borrowings(4).......       4,695          6,928      3.60     0.19-5.90%
                           ------        -------
                           W7,226        W11,019      3.50%
                           ======        =======

---------------

Notes:

(1) Average outstanding balances have been calculated using daily balances for our primary banking operations and quarterly balances for subsidiaries.

(2) Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3) Borrowings from the Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4) Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency and short-term debentures.

  Chohung

     The following table presents information regarding Chohung Bank's short-term borrowings (borrowings with an original maturity of one year or less) for the periods indicated.

                                                    2001                                    2002
                       ---------------------------------------------------------------   -----------
                                                       HIGHEST    WEIGHTED
                                        AVERAGE       BALANCES    AVERAGE    YEAR-END
                         BALANCE        BALANCE        AT ANY     INTEREST   INTEREST      BALANCE
                       OUTSTANDING   OUTSTANDING(1)   MONTH-END   RATE(2)      RATE      OUTSTANDING
                       -----------   --------------   ---------   --------   ---------   -----------
                                       (IN BILLIONS OF WON, EXCEPT FOR PERCENTAGES)
Borrowings from
 BOK(3)..............    W1,150          W1,466        W2,053       4.43%    1.90-3.90%    W  481
Call money...........       174             451         1,195       4.66     1.75-3.93%        79
Other
 borrowings(4).......     4,215           4,486         5,334       5.02     2.00-7.90%     4,965
                         ------          ------        ------                              ------
                         W5,539          W6,403        W8,582       4.86%                  W5,525
                         ======          ======        ======                              ======

                                             2002
                       -------------------------------------------------
                                         HIGHEST    WEIGHTED
                          AVERAGE       BALANCES    AVERAGE    YEAR-END
                          BALANCE        AT ANY     INTEREST   INTEREST
                       OUTSTANDING(1)   MONTH-END   RATE(2)      RATE
                       --------------   ---------   --------   ---------
                         (IN BILLIONS OF WON, EXCEPT FOR PERCENTAGES)
Borrowings from
 BOK(3)..............      W  950        W1,263       2.53%    1.42-2.50%
Call money...........         751         1,419       3.73     0.75-4.15%
Other
 borrowings(4).......       5,058         6,177       3.38     0.34-5.90%
                           ------        ------
                           W6,759        W8,859       3.30%
                           ======        ======

---------------

Notes:

(1) Average balances are based upon (a) daily balances for Chohung Bank and its overseas subsidiaries and (b) quarterly balances for domestic subsidiaries including Chohung Investment Trust Management Co., Ltd. and special purpose entities for Chohung Bank's asset securitizations.

(2) Weighted-average interest rates during this year are calculated by dividing the total interest expenses by the average amount borrowed.

(3) Borrowings from The Bank of Korea generally mature within one month for borrowings in Won and six months for borrowings on foreign currencies.

(4) Other short-term borrowings included borrowings from trust accounts, bills sold, borrowings in domestic and foreign currency.

     Our short-term borrowings have maturities of less than one year which are generally unsecured with the exception of borrowings from the Bank of Korea.

RISK MANAGEMENT OF SHINHAN FINANCIAL GROUP

 OVERVIEW

     As a financial services provider, the Group is exposed to various risks relating to its lending, securities investment, credit card, trading and leasing businesses, its deposit taking and borrowing activities and its operating environment. The principal risks to which the Group is exposed are credit risk, market risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at its holding company level.

     The Group's risk management is guided by several principles, including:

     - identifying and managing all inherent risks;

     - standardizing risk management process and methodology;

     - ensuring supervision and control of risk management independent of business activities;

     - continuously assessing risk preference;

     - preventing risk concentration;

     - operating a precise and comprehensive risk management system including statistical models; and

     - balancing profitability and risk management through risk-adjusted profit management.

 ORGANIZATION

     Risk management and oversight begins with the Group Risk Management Committee of the Group's board of directors. The Group Risk Management Committee establishes the overall risk management guidelines and risk limits applicable to the group and each subsidiary, while delegating the day-to-day risk management and oversight functions to the Senior Executive Vice President of Risk Management. The Senior Executive Vice President of Risk Management discusses the group's risk management policies and strategies at the Group Risk Management Council, comprised of the Senior Executive Vice President of Risk Management, as its chairperson, and the executive officers of risk management from its subsidiaries.

     In order to maintain the group risk at an appropriate level, the Group has established a hierarchical limit system, where the Group Risk Management Committee establishes risk limits for the holding company and each subsidiary, and each subsidiary establishes and manages more detailed risk limits by type of risk and type of product for each department and division within the respective subsidiary. In accordance with the group risk management policies and strategies, each subsidiary's risk management committee establishes its own risk management policies and strategies in more detail and the respective risk management department implements those policies and strategies. The risk management department, operating independently from business operations of each subsidiary, monitors, assesses, manages and controls the overall risk of its operations and reports all major risk-related issues through the holding company channel to the Senior Executive Vice President of Risk Management.

     The following table sets forth the levels of the Group's risk management system.

                         (RISK MANAGEMENT SYSTEM CHART)

     As the Group has recently acquired Chohung Bank, risk management of Chohung Bank remains independent from that of Shinhan Bank at this time although subject to overall group risk management policies. For a detailed description of Chohung Bank's risk management, see "-- Risk Management of Chohung Bank".

  GROUP RISK MANAGEMENT COMMITTEE

     The Group Risk Management Committee consists of three outside directors of the holding company. The Group Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed. The Group Risk Management Committee makes decisions related to:

     - establishing basic risk management policies consistent with business strategy;

     - establishing risk limits appropriate for the group and each subsidiary;

     - establishing and amending, as necessary, risk management regulations, which regulates risk management activities of the group as well as each subsidiary, establishes risk limits and provides risk management guidelines; and

     - other risk management-related issues the board of directors or the Group Risk Management Committee see fit to discuss.

     The results of Group Risk Management Committee meetings are reported to the board of directors of the holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

  GROUP RISK MANAGEMENT COUNCIL

     The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss the group's risk management guidelines and strategy in order to maintain consistency in the group risk policies and strategies. The Group Risk Management Council consists of the holding company's Senior Executive Vice President of Risk Management, as chairman, the head of the Treasury & Risk Management Team of the holding company and the executive officer of risk management of each subsidiary. The Group Risk Management Council discusses:

     - changes in risk management policies and strategies for each subsidiary;

     - the effect of externalities on the group's risk; and

     - other risk management-related matters.

     The Group Risk Management Council has established a sub-council, consisting of working-level risk management officers, to discuss the above-related matters in advance.

  CREDIT RISK MANAGEMENT

     Credit risk, which is the risk of loss from default by an obligor or counter-party, is the greatest risk the Group faces. The majority of the Group's credit risk is derived from Shinhan Bank. Its banking credit risk management is guided by the following principles:

     - focus on the small- and medium-sized enterprises and retail markets;

     - avoid excessive loan concentration to a particular borrower or sector;

     - focus on borrower's ability to repay the debt;

     - improve asset quality;

     - financially support our select customers' growth; and

     - achieve profit level corresponding to the level of risks involved.

     Major policies for the Group's banking credit risk management are determined by the Credit Committee, the executive decision-making body for its banking credit risk management of credit risk, which convenes on a quarterly basis. The Credit Committee is led by the Chief Credit Officer, who is the head of the Credit Policy & Risk Management Department. The Credit Committee further consists of chief officers from seven business divisions. In addition to making all credit-related decisions, the Credit Committee evaluates and approves large credits in excess of W5 billion for unsecured and W15 billion for secured lending. Meetings to approve these large credits are held twice a week. The Credit Committee makes decisions by 2/3 or more votes of the attending members, which must constitute at least two-thirds of the committee members to satisfy the quorum.

     The Group's banking operation performs credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations. Its banking credit risk management procedures include:

     - credit evaluation and approval;

     - credit review and monitoring; and

     - credit risk measurement and control.

  CREDIT EVALUATION AND APPROVAL

     All loan applicants and guarantors are subject to credit review evaluation before approval of any loans. Credit evaluation of loan applicants are carried out on a separate level by Credit Officer and Senior Credit Officer and (senior) credit officer committees consisting of loan evaluation specialists from different areas. Loan evaluation is carried out by a group rather than by an individual level through objective and deliberate process. The Group uses a credit scoring system for consumer loans and credit-risk rating system for commercial loans.

  Consumer loans

     Loan applications for consumer loans are reviewed in accordance with Shinhan Bank's credit scoring system and the objective statistics methodology regarding secured and unsecured loans maintained and operated by Shinhan Bank's Retail Banking Division. The credit scoring system is an automated credit approval systems used to evaluate loan applications and determine the appropriate pricing for the loan.

     Shinhan Bank's credit scoring system takes into account factors such as a borrower's personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is given a score which is used to decide whether to approve loans as well as determine loan amounts. The score determines whether the applicant is approved for credit, denied or placed in a "gray-zone". If the applicant's score falls into the "gray-zone", then the appropriate discretionary body, independent of the Group's business operations, makes a reassessment, which considers qualitative factors as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

     For mortgage loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral for a loan using a database Shinhan Bank has developed, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses information from a third party provider of information about the real estate market in Korea, which gives Shinhan Bank up-to-date market value information for Korean real estate values. Staffs from the processing centers appraise the real estate. In addition, the Group hires certified appraisers to appraise real estate collateral of which value is W5 billion or greater. Shinhan Bank reevaluates internally, on a summary basis, the appraisal value of collateral at least every two years. To protect against fraudulent transfers, Shinhan Bank has established an underwriting standard for adequacy of collaterals and the procedure of legal screening for whether or not there is a perfection of ownership.

     For loans secured by securities, Shinhan Bank evaluates the value of the securities based upon the market value of the securities. If the value of the securities declines over the life of a loan, the borrower will be required to post additional securities as collateral. For loans secured by deposits, Shinhan Bank will grant loans in an amount up to 95% of the deposit amount if the deposit is held with Shinhan Bank or, if the deposits are held with another financial institution, up to 85% of the deposit amount. Shinhan Bank also requires borrowers in respect of secured obligations to observe specified collateral ratios.

  Corporate loans

     Shinhan Bank rates all of its corporate borrowers using a rating system. Shinhan Bank uses internally developed credit evaluation models to rate potential borrowers. Shinhan Bank fully integrated the corporate credit rating systems in October 1998.

     The credit risk-rating systems take into account a variety of evaluation criteria in order to standardize credit decisions, by focusing on the quality of borrowers rather than the volume of loans. The systems include both quantitative factors based on the borrower's financial and other data, and qualitative factors based on the judgment of Shinhan Bank's credit officers. Financial evaluation factors Shinhan Bank considers include financial variables and ratios based on Shinhan Bank's customer's financial statements, such as return on assets and cash flow to total debt ratios. Nonfinancial evaluation factors include the industry in which the borrower operates, its competitive position in its industry, its operating and funding capabilities, Shinhan Bank's belief regarding its financial prospects, the quality of its management and controlling stockholders

(based in part on interviews with its officers and employees), technological capabilities, labor relations, the status of its auditors and information gathered from outside sources such as rating agencies or industrial associations.

     Shinhan Bank consults reports prepared by external credit rating services, such as Korea Information Service, National Information & Credit Evaluation Inc. and Korea Management Consulting & Credit Rating Corporation. Shinhan Bank uses these services to provide it with support for the accuracy of the credit review it conducts.

     Based on the scores calculated under the credit rating system, Shinhan Bank assigns the borrower one of ten grades (1 to 10). Grades 1 through 6 are classified as normal, grade 7 precautionary, and grades 8 through 10 non-performing. Grades 3 through 6 are further broken down into '+", "0" or "-". In addition, the industry outlook also effects the grade; if the industry outlook is good (A or B), then 1 grade is raised, and if the industry outlook is not good (E or F), then 1 grade is lowered. The credit risk-rating model is further differentiated by the size of the corporate borrower.

     Shinhan Bank monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

  Loan Approval Process

     Evaluations of general loans are approved after combined evaluation and approval of the relationship manager of each branch and the committee of the applicable business unit. Depending on the size and the importance of the loan, the approval process passes through review of Credit Officer Committee and Senior Credit Officer Committee. In the case where the loan is considered significant or the amount exceeds the discretion limit of the Senior Credit Officer Committee, the credit evaluation is carried out at the highest decision-making credit approval body, the Credit Committee.

     The chart below summarizes the credit approval process of our banking operation. The Senior Credit Officer and the Head of Business Division does not make individual decisions on loan approval, but is part of the decision-making process at the group level.

                          (CREDIT APPROVAL FLOW CHART)

     The discretion at each level of the approval process is determined by the credit level of the applicant based on credit review, whether the loan is secured by collateral and the level of credit risk established by the credit rating system.

     The discretionary levels are divided into six categories depending on the credit rating assigned and the existence and value of collateral. The loan amount determines the approval body -- branch manager, branch manager and Credit Officer, Credit Officer Committee, Senior Credit Officer Committee or Credit Committee.

CATEGORY                   APPROVAL BODY                    APPROVAL LIMIT OF LOAN AMOUNT
--------   ---------------------------------------------   -------------------------------
  1        Branch Manager (Individual Loans)
             Unsecured..................................   W100 million or less
             Secured....................................   W500 million W1 billion or less
  2        Branch Manager (Corporate loans)
             Unsecured..................................   W300 million or less
             Secured....................................   W2 billion or less
  3        Branch Manager and Credit Officer
             Unsecured..................................   W500 million or less
             Secured....................................   W3 billion or less
  4        Credit Officer Committee
             Unsecured..................................   W1 billion or less
             Secured....................................   W5 billion or less
  5        Senior Credit Officer Committee
             Unsecured..................................   W5 billion or less
             Secured....................................   W15 billion or less
  6        Credit Committee
             Unsecured..................................   More than W5 billion
             Secured....................................   More than W15 billion

  Credit Card Approval Process

     Approval of credit card applications is processed using automated credit scoring system retooled for credit cards. Credit scoring system for credit cards is divided into two sub-systems: Application Scoring System and Behavior Scoring System. Behavior Scoring System is based largely on the credit history and Application Scoring System is based largely on personal information of the applicant. For credit card applicants with whom we have an existing relationship, credit scoring system factors in internally gathered information such as repayment ability, total assets, the length of the existing relationship and the applicant's contribution to profitability. Credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about applicants' transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including National Information & Credit Evaluation Inc., other credit card companies in Korea, the Korea Federation of Banks, Korea Non-bank Financing Association and credit rating agencies. These credit checks reveal a list of the delinquent customers of all the credit card issuers in Korea.

     If the credit score awarded to an applicant is above a minimum threshold, then the application is approved unless overridden by other policy factors such as delinquencies with other credit card companies. In respect of credit card applications by our long-standing customers with good credit history, Shinhan Card has discretion to waive the application of the awarded credit score unless overridden by other policy factors. All of these factors also act as the basis for setting a credit limit if Shinhan Card approves an application.

  CREDIT REVIEW AND MONITORING

     Shinhan Bank continually reviews and monitors existing credit risks primarily with respect to borrowers. In particular, Shinhan Bank's automated early warning system conducts weekly examination for borrowers using over 60 financial and nonfinancial factors, and the relationship manager and the credit officer must conduct periodic loan review and report to independent loan review team which analyzes in detail the results and adjusts credit rating accordingly. Based on these reviews, Shinhan Bank adjusts a borrower's credit rating, credit limit, applied interest rates and credit policies. In addition, the group credit rating of the borrower's group, if applicable, may be adjusted following a periodic review of the main debtor groups identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures, of which 29 were identified most recently in April 2003. Shinhan Bank also continually reviews other factors, such as industry conditions in which borrowers operate and their domestic and overseas asset base and operations, to ensure that ratings are appropriate. The Loan Review Team provides credit review reports, independent of underwriting, to Chief Credit Officer and CEO on a monthly basis.

     The early warning system makes automatic weekly check for borrowers with whom Shinhan Bank has more than W1 billion of exposure. The relationship manager and the Credit Officer monitor those borrowers, and then the Loan Review Team further reviews the results of the monitoring. In addition, Shinhan Bank carries out special review of each borrower in accordance with changing credit risk based on changing commercial environment. The results of such special review are continually reported to the Chief Credit Officer of Shinhan Bank.

     Depending on the nature of the problem detected by the early warning system, a borrower may be classified as a "deteriorating credit" and undergo evaluation for a possible downgrade in its customer rating, or may be initially classified as a "borrower showing early warning signs" or re-attain "normal borrower" status. For borrowers classified as "showing early warning signs," the relevant relationship manager gathers information and conducts a review of the borrower to determine whether it should be classified as a deteriorating credit or whether to impose management improvement warnings or implement joint creditors' management. In the case where the borrower becomes non-performing, Shinhan Bank's collection department directly manages such borrower's account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as needed.

  CREDIT RISK ASSESSMENT AND CONTROL

     To assess credit risk in a systematic manner, Shinhan Bank has developed systems designed to quantify credit risks based on selection and monitoring of various statistic, including delinquency rate, non-performing loan ratio, expected loan loss and weighted average risk rating.

     Shinhan Bank controls loan concentration by monitoring and managing loans at two levels -- portfolio level and individual loan account level. In order to prevent concentration of loans, Shinhan Bank has established a credit limit per country, industry, affiliates, corporation and financial institution, and has encouraged extension of credit to customers with good credit and reduction of credit to customers with less than good credit. In addition, Shinhan Bank utilizes the results of credit portfolio analysis in allocating asset quality based on forward looking criteria, increasing discretion and adjusting loan to value ratio.

     Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocate capital to, its business groups. Expected loss is calculated based on credit rating and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for bad debts accordingly. Recently, the Financial Supervisory Service has raised the provisioning level requirements, and Shinhan Bank selects the higher of the two provisioning levels -- the Financial Supervisory Service requirement or Shinhan Bank's internal calculation. Unexpected loss is predicted based on Value at Risk, or "VaR", under the historical simulation method. Shinhan Bank plans to apply the more advanced "Monte Carlo" simulation method rather than the historical simulation method going forward, and plans to operate an integrated and systematic credit risk management rather than risk management based on credit limitation.

  MARKET RISK MANAGEMENT

     Market risk is the risk of loss generated by fluctuations in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which the Group is exposed are interest rate risk and, to a lesser extent, equity price risk and foreign exchange risk. These risks stem from the Group's trading and nontrading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. The Group is not exposed to commodity risk, the other recognized form of market risk, as it does not hold any commodity positions. The Group divides market risk into risks arising from trading activities and risks arising from nontrading activities.

     Market risk to which the Group is exposed arises primarily from Shinhan Bank and the other subsidiaries do not incur significant market risk, except for Good Morning Shinhan Securities, the Group's securities trading and brokerage subsidiary, which incurs market risk relating to its trading activities. For Shinhan Bank's market risk management, the Risk Management Committee establishes overall market risk management principles for both the trading and nontrading activities of Shinhan Bank. Based on these principles, the Asset & Liability Management Committee, or the ALM Committee, of Shinhan Bank assesses and controls market risks arising from trading and nontrading activities. The ALM Committee, which consists of eight executive vice presidents and the head of the Treasury Department, is the executive decision-making body for Shinhan Bank's risk management and asset and liability management operations, or ALM operations. At least on a monthly basis, the ALM Committee reviews and approves reports, which include the position and value-at-risk, or "VaR", with respect to Shinhan Bank's trading activities and the position, VaR, duration gap and market value analysis and net interest income simulation with respect to its nontrading activities. Shinhan Bank measures market risk with respect to all assets and liabilities in the bank accounts and trust accounts in accordance with the regulations promulgated by the FSC. Good Morning Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its management's committee. Good Morning Shinhan Securities assesses the adequacy of these limits at least annually.

     The Group uses Korean GAAP numbers on a nonconsolidated basis for our market risk management and, unless it specifies otherwise, the numbers presented for quantitative market risk disclosure were prepared in accordance with Korean GAAP on a nonconsolidated basis.

  MARKET RISK MANAGEMENT FOR TRADING ACTIVITIES

  Market Risk Exposure from Trading Activities

     The Group's trading activities consist of:

     - trading activities to realize short-term trading profits in debt and stock markets and foreign exchange markets based on the Group's short-term forecast of changes in market situation and customer demand, for its own account as well as for the account of the trust accounts of Shinhan Bank's customers; and

     - trading activities primarily to realize profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions, and, to a lesser extent, to sell derivative products to the Group's customers and to cover market risk incurred from those trading activities.

     As a result of these trading activities, the Group is exposed to interest rate risk, foreign exchange risk and equity risk.

     Interest Rate Risk

     The Group's exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, from interest rate derivatives. The Group's exposure to interest rate risk arising from foreign currency-denominated trading debt securities is minimal since its net position in those securities is not significant. As the Group's trading accounts are marked-to-market daily, it manages the interest rate risk related to its trading accounts using VaR, a market value-based tool.

     Foreign Exchange Risk

     Foreign exchange risk arises because of the Group's assets and liabilities, including derivatives such as foreign exchange forwards and futures and currency swaps, which are denominated in currencies other than the Won. The Group's exposure to foreign exchange risk arises primarily from Shinhan Bank. Shinhan Bank manages foreign exchange risk on an overall position basis, including its overseas branches, by covering all of its foreign exchange spot and forward positions in both trading and nontrading accounts.

     Shinhan Bank's net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions, is Shinhan Bank's foreign exchange risk. The ALM Committee oversees Shinhan Bank's foreign exchange exposure for both trading and nontrading activities by establishing limits for the net foreign currency open position, stop loss limits and VaR limits. The management of Shinhan Bank's foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage Shinhan Bank's overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets forth the limit for net open position by currency and the limits for currencies other than the U.S. dollars and Japanese yen are restrictive to minimize other foreign exchange trading.

     The net open foreign currency positions held by the other subsidiaries are not significant. In the case of Shinhan Capital which incurs a considerable amount of foreign exchange exposure from its leasing business, it maintains its net exposure below US$1 million by hedging its foreign exchange positions using forwards and currency swaps.

     The following table shows Shinhan Bank's net foreign currency open positions at the end of 2000, 2001 and 2002. Positive amounts represent long exposures and negative amounts represent short exposures. Shinhan Bank's net open position for Japanese yen increased in 2002 after its limit was raised in late 2001 to increase profits from more active trading between Won and Japanese yen.

                                                                   AS OF DECEMBER 31,
                                                              -----------------------------
CURRENCY                                                       2000       2001       2002
--------                                                      -------   --------   --------
                                                                  (IN MILLIONS OF US$)
US dollars..................................................  US$(6.7)  US$(14.2)  US$(16.4)
Japanese yen................................................     (0.0)       0.2      (16.6)
Euro........................................................     (0.2)       0.8        1.1
Others......................................................      1.0        1.2        0.9
                                                              -------   --------   --------
  Total.....................................................     (5.9)     (12.0)     (31.0)
                                                              =======   ========   ========

     Equity Risk

     Equity risk for the Group's trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KSE or the Kosdaq and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. This has been an area of particular focus due to the level of volatility in the stock market. In addition, the Group pays close attention to the loss limits. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2002, Shinhan Bank held W61.8 billion of equity securities in its trading accounts (including the trust accounts).

 Management of Market Risk from Trading Activities

     The following tables present an overview of market risk, measured by VaR, from trading activities of Shinhan Bank and Good Morning Shinhan Securities, respectively, for the year ended and as of December 31, 2002. For the Group's market risk management purposes, Shinhan Bank includes its trading portfolio in bank accounts and assets in trust accounts for which it guarantees principal or fixed return in accordance with the FSC regulations.

                                                    TRADING PORTFOLIO VAR FOR THE YEAR 2002(1)
                                                  -----------------------------------------------
                                                  AVERAGE   MINIMUM   MAXIMUM   AS OF DECEMBER 31
                                                  -------   -------   -------   -----------------
                                                               (IN BILLIONS OF WON)
SHINHAN BANK:
  Interest rate.................................   W 1.3     W0.4      W2.8           W 0.7
  Foreign exchange(2)...........................     0.5      0.1       1.6             0.4
  Equities......................................     3.2      0.7       6.2             0.7
  Less: portfolio diversification(3)............    (1.5)     N/A       N/A            (0.9)
                                                   -----     ----      ----           -----
  Total VaR(4)..................................   W 3.5     W0.9      W6.6           W 0.9
                                                   =====     ====      ====           =====
GOOD MORNING SHINHAN SECURITIES:
  Interest rate.................................   W 0.1     W --(5)    0.6           W 0.1
  Equities......................................     1.8       --(5)    5.3             0.1
  Beneficiary certificates(6)...................     0.1       --(5)    0.2             0.2
  Less: portfolio diversification(3)............    (0.2)     N/A       N/A            (0.1)
                                                   -----     ----      ----           -----
  Total VaR.....................................   W 1.8     W0.2      W4.8           W 0.2
                                                   =====     ====      ====           =====

---------------

(1) One-day VaR results with a 99% confidence level.

(2) Includes both trading and nontrading accounts as Shinhan Bank manages foreign exchange risk on a total position basis.

(3) Calculation of portfolio diversification effects for the minimum and maximum VaRs as the minimum and maximum may occur on different days for different risk components. The average and December 31, 2002 VaRs are less than the sum of the VaRs due to offsets resulting from portfolio diversification.

(4) Includes trading portfolio in Shinhan Bank's bank accounts and assets in trust accounts for which it guarantees principal or fixed return.

(5) Less than W0.1 billion.

(6) Beneficiary certificates that Good Morning Shinhan Securities holds temporarily in connection with its beneficiary certificate sales business. Most of market risk arising from the holding of these beneficiary certificates is interest rate risk and there is minimal amount of equity risk.

     The Group generally manages its market risk from trading activities at the entire portfolio level. To control its market risk for trading portfolio, the Group uses position limits, VaR limits, and stop loss limits. The Group prepared its risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the FSC.

     The Group measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities.

     Value-at-Risk analysis. The Group use one-day VaRs to measure Shinhan Bank's market risk. Shinhan Bank calculates VaRs on a monthly basis based on data for the previous 12 months for the holding periods of one day. A one-day VaR is a statistically estimated maximum amount of loss that can occur for a day under normal market conditions. The Group uses a 99% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

     The Group uses one-day VaRs to measure market risk of Good Morning Shinhan Securities. Good Morning Shinhan Securities calculates VaRs on a daily basis based on data for the previous 12 months for the holding periods of one day. The Group uses a 99% confidence level to measure the VaRs for Good Morning Shinhan Securities. Good Morning Shinhan Securities is currently using a variance-covariance methodology called "delta-normal method" for its overall VaR calculation and uses historical simulation and "Monte

Carlo" simulation for stress test and calculation of VaRs for individual risks of options. Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk is not normal. This method also does not provide accurate analysis for risks of non-linear products such as options.

     Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

     - By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

     - This model may underestimate the probability of extreme market movements.

     - The time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate the potential loss.

     - The use of a 99% confidence level, does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

     - Shinhan Bank calculates VaRs at the end of every month and therefore do not reflect market changes during a month until the end of the month.

     - VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

     Currently, Shinhan Bank does not perform back-testing of VaR results whereas Good Morning Shinhan Securities conducts back-testing of VaR results against actual outcomes on a daily basis.

     When Shinhan Bank calculates the VaRs for trading accounts, it measures interest risk VaRs, but not equity risk VaRs, for its equity-linked securities which are insignificant in amount. As of December 31, 2002, Shinhan Bank held no equity-linked securities in its trading accounts except for convertible bonds of US$0.9 million.

     Shinhan Bank plans to implement a new integrated market risk management system which will manage both Shinhan Bank's Won-denominated and foreign-denominated accounts. The new system is expected to use historical simulation, "Monte Carlo" simulation and variance-covariance methods to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. Monte Carlo simulation method is similar to historical simulation, except that it uses random numbers to generate different levels of market values instead of using historical data. Variance-covariance method is a parameter-based methodology, which takes into account diversification effects among different market risk components as well as within the same risk component to calculate VaRs. The Group expects the new system, when implemented, would enable Shinhan Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

     Stress test. In addition to VaR, the Group performs stress test to measure market risk. As VaR assumes normal market situations, the Group assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplement VaR since VaR does not cover potential loss if the market moves in a manner which is outside the Group's normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

     Shinhan Bank uses relatively simple but fundamental seven scenarios for stress test taking into account four market risk components such as foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, the Group assumed instantaneous and simultaneous movements in the four market risk components -- depreciation of Won by 115.7%, decrease in

Korea Stock Exchange Composite Index by 46%, and increases in Won-denominated and foreign currency-denominated interest rates by 150.7% and 1.2%, respectively -- which were based on the historical worst case movements for three months during the "Asian crisis" from September 1997 to December 1997. In the case of this worst case scenario, the changes in market value of Shinhan Bank's trading portfolio was W32.4 billion as of December 31, 2002. Shinhan Bank performs stress test at least semiannually and reports the results to the Risk Management Committee and the ALM Committee.

     Good Morning Shinhan Securities uses five scenarios for stress test taking into account two market risk components: stock prices and Won-denominated interest rates. As of December 31, 2002, for the worst case scenario, which was in the case of instantaneous and simultaneous drops in Korea Stock Price Index 200 by 10% and a 1% point increase in the three-year government bond yield, the changes in market value of Good Morning Shinhan Securities' trading portfolio was W1.2 billion for one day.

     Although Shinhan Bank has not set any limits on stress testing, it monitors the impact of market turmoil or any abnormality. Good Morning Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. Both in Shinhan Bank and Good Morning Shinhan Securities, if the impact is large, their respective chief risk officer may request a portfolio restructuring or other proper action.

 Hedging and Derivative Market Risk

     The principal objective of the Group's hedging strategy is to manage its market risk within established limits. The Group uses derivative instruments to hedge its market risk as well as to make profits by trading derivative products within pre-approved risk limits. The Group's derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

     While the Group uses derivatives for hedging purposes, derivative transactions themselves incur market risk as the Group takes trading positions and trades them for the purpose of making profits. These activities consist primarily of the following:

     - arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

     - sales of tailor-made derivative products that meet various needs of the Group's corporate customers and related transactions to reduce its exposure resulting from those sales (in the case of Good Morning Shinhan Securities, these activities commenced from February 2003 when it acquired the relevant license);

     - taking positions in limited cases when the Group expects short-swing profits based on its market forecasts; and

     - trading to hedge the Group's interest rate and foreign currency risk exposure as described above.

     Market risk from derivatives is not significant since the Group's derivative trading activities are primarily driven by arbitrage and customer deals with very limited open trading positions.

 MARKET RISK MANAGEMENT FOR NONTRADING ACTIVITIES

 Interest Rate Risk

     Principal market risk from nontrading activities of Shinhan Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Shinhan Bank. Shinhan Bank's interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets and interest-bearing liabilities.

     Interest rate risk affects Shinhan Bank's earnings and the economic value of Shinhan Bank's net assets:

     - Earnings: interest rate fluctuations have an effect on Shinhan Bank's net interest income by affecting its interest-sensitive operating income and expenses.

     - Economic value of net assets: interest rate fluctuations influence Shinhan Bank's net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of Shinhan Bank.

     Accordingly, Shinhan Bank measures and manages interest rate risk for nontrading activities by taking into account effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank's bank accounts (including derivatives denominated in Won) and in the trust accounts, except that it measures VaRs on a monthly basis. Most of Shinhan Bank's interest-earning assets and interest-bearing liabilities are denominated in Won.

    Interest Rate Risk Management

     The principal objectives of Shinhan Bank's interest rate risk management are to generate stable net interest income and to protect Shinhan Bank's net asset value against interest rate fluctuations. To this end, the ALM Committee sets out Shinhan Bank's interest rate risk limits at least annually and the Risk Management Team monitors Shinhan Bank's compliance with these limits and reports the monitoring results to the ALM Committee on a monthly basis. Shinhan Bank uses interest rate swaps to control its interest rate exposure limits.

     On a daily basis, Shinhan Bank uses various analytical methodologies to measure and manage its interest rate risk for nontrading activities, including the following:

     - Interest Rate Gap Analysis: Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date for a specific time frame.

     - Duration Gap Analysis: Duration gap analysis measures durations of Shinhan Bank's interest-earning assets and interest-bearing liabilities, which are weighted average maturities of these assets and liabilities calculated based on discounted cash flows from these assets and liabilities using yield curves.

     - Market Value Analysis: Market value analysis measures changes in the market value of Shinhan Bank's interest-earning assets and interest-bearing liabilities based on the assumption of parallel shifts in interest rates.

     - Net Interest Income Simulation Analysis: Net interest income simulation analysis uses statistical analysis methodology to measure changes in Shinhan Bank's annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements.

     - Earnings at Risk Analysis: Earnings-at-risk analysis, or "EaR" analysis, measures changes in Shinhan Bank's annual pretax earnings from its interest-earning assets and interest-bearing liabilities at a 99% confidence level using Monte Carlo simulation. Currently, Shinhan Bank uses EaR analysis as a supplemental measure for interest rate risk management.

    Interest Rate Gap Analysis

     Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Shinhan Bank's interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a daily basis, the Group performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in Shinhan Bank's bank and trust accounts. Shinhan Bank's gap analysis includes Won-denominated derivatives (which are interest rate swaps) but excludes foreign currency-denominated derivatives, whose management is centralized at the FX & Derivatives Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations.

From the second half of 2003, Shinhan Bank plans to include derivatives in the analyses of both Won-denominated and foreign currency-denominated assets and liabilities.

     For interest rate gap analysis, the Group assumes and uses the following maturities for different assets and liabilities:

     - With respect to the maturities and re-pricing dates of Shinhan Bank's assets, the Group assumes that maturity of Shinhan Bank's prime rate-linked loans the same as its fixed-rate loans. The Group also assumes that the debt securities in Shinhan Bank's trading accounts have maturities three months. Shinhan Bank excludes equity securities from interest-earning assets.

     - With respect to the maturities and re-pricing of Shinhan Bank's liabilities, the Group assumes that money market deposit accounts have a maturity of one day and that "non-core" demand deposits under the FSC guidelines have a maturity of 30 days. With respect to "core" demand deposits under the FSC guidelines, the Group assumes a maturity of over five years.

     The following tables show Shinhan Bank's interest rate gaps as of December 31, 2002 for (1) Won-denominated nontrading bank accounts, including derivatives and (2) foreign currency-denominated nontrading bank accounts, excluding derivatives.

       WON-DENOMINATED NONTRADING BANK ACCOUNTS (INCLUDING DERIVATIVES):

                                                                 AS OF DECEMBER 31, 2002
                                -----------------------------------------------------------------------------------------
                                0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-2 YEARS   2-3 YEARS   OVER 3 YEARS     TOTAL
                                ----------   ----------   -----------   ---------   ---------   ------------   ----------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
INTEREST-EARNING ASSETS.......  W 26,794.1   W 3,819.5     W 6,098.2    W 5,278.8   W 1,698.2    W 2,043.9     W 45,732.7
  Fixed rates.................     6,473.7     2,710.1       4,903.3      5,174.1     1,328.2      2,042.7       22,632.1
  Floating rates..............    20,272.9     1,109.4         748.2         54.7         0.0          1.2       22,186.4
  Interest rate swaps.........        47.5         0.0         446.7         50.0       370.0          0.0          914.2
INTEREST-BEARING
  LIABILITIES.................    20,800.4     5,675.6       8,390.3      2,004.4       968.7      6,414.9       44,254.3
  Fixed liabilities...........     9,944.9     5,569.8       8,151.7      1,900.2       909.2      6,414.9       32,890.7
  Floating liabilities........     9,941.3       105.8         238.6        104.2        59.5          0.0       10,449.4
  Interest rate swaps.........       914.2         0.0           0.0          0.0         0.0          0.0          914.2
Sensitivity gap...............     5,993.7    (1,856.1)     (2,292.1)     3,274.4       729.5     (4,371.0)       1,478.4
Cumulative gap................     5,993.7     4,137.6       1,845.5      5,119.9     5,849.4      1,478.4             --
% of total assets.............       13.11%       9.05%         4.04%       11.20%      12.79%        3.23%            --

 FOREIGN CURRENCY-DENOMINATED NONTRADING BANK ACCOUNTS (EXCLUDING DERIVATIVES):

                                                        AS OF DECEMBER 31, 2002
                              ---------------------------------------------------------------------------
                              0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-3 YEARS   OVER 3 YEARS    TOTAL
                              ----------   ----------   -----------   ---------   ------------   --------
                                               (IN MILLIONS OF USD, EXCEPT PERCENTAGES)
Interest-earning assets.....   $5,579.4     $1,349.1      $228.5        $22.8       $  14.4      $7,194.2
Interest-bearing
  liabilities...............    4,938.7      1,355.4       284.7         11.7         170.8       6,761.3
Sensitivity gap.............      640.7         (6.3)      (56.2)        11.1        (156.4)        432.9
Cumulative gap..............      640.7        634.4       578.2        589.3         432.9            --
% of total assets...........        8.9%         8.8%        8.0%         8.2%          6.0%           --

    Duration and Market Value Analysis

     Shinhan Bank performs a duration gap analysis to measure effects of interest rate risk on the market value of its assets and liabilities. Shinhan Bank measures, on a daily basis and for each operating department, account, product and currency, durations of interest-earning assets and interest-bearing liabilities. Shinhan Bank also measures, on a daily basis, changes in the market value of Shinhan Bank's interest-earning assets and interest-bearing liabilities.

     The following tables show duration gaps and market values of Shinhan Bank's Won-denominated interest-earning assets and interest-bearing liabilities in its not-trading accounts as of December 31, 2002 and changes in these market values when interest rate increases by one percentage point.

                                                                  DURATION AS OF
                                                               DECEMBER 31, 2002(1)
                                                               --------------------
                                                                   (IN MONTHS)
Interest-earning assets.....................................           8.39
Interest-bearing liabilities................................          11.62
Gap.........................................................          (3.23)

                                                         MARKET VALUE AS OF DECEMBER 31, 2002(1)
                                                        ------------------------------------------
                                                         ACTUAL      1% POINT INCREASE     CHANGES
                                                        ---------   --------------------   -------
                                                                    (IN BILLIONS OF WON)
Interest-earning assets...............................  W47,387.6        W47,150.2         W(237.4)
Interest-bearing liabilities..........................   44,190.0         43,882.2          (307.8)
Gap...................................................    3,197.6          3,268.0            70.4

---------------

Note:

(1) Includes interest rate swaps.

    Net Interest Income Simulation

     Shinhan Bank performs a net interest income simulation to measure effects of interest rate risk on Shinhan Bank's results of operations. Net interest income simulation measures changes in Shinhan Bank's annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. Shinhan Bank applies three scenarios of parallel shifts in interest rate: (1) no change,
(2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates. For funding requirement changes, Shinhan Bank uses three scenarios: (1) no change in funding requirement, (2) a 10% increase in funding requirement and (3) an increase in funding requirement by the growth rate assumed in Shinhan Bank's annual financial plan.

     The following tables illustrate by way of an example the simulated changes in Shinhan Bank's annual net interest income for 2003 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using the Group's net interest income simulation model, when it assumes (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2002 and (b) the same interest rates as of December 31, 2002 and a 1% point increase in the interest rates.

                                                      SIMULATED NET INTEREST INCOME FOR 2003
                                                 (FOR NONTRADING WON-DENOMINATED BANK ACCOUNTS)(1)
                                                 -------------------------------------------------
                                                                                   CHANGE IN NET
                                                    ASSUMED INTEREST RATES        INTEREST INCOME
                                                 -----------------------------   -----------------
                                                 NO CHANGE   1% POINT INCREASE   AMOUNT   % CHANGE
                                                 ---------   -----------------   ------   --------
                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Simulated interest income......................  W3,275.8        W3,551.3        W275.5     8.41%
Simulated interest expense.....................   1,979.4         2,232.7         253.3    12.80%
Net interest income............................   1,296.3         1,318.7          22.4     1.73%

---------------

Note:

(1) Includes interest rate swaps.

     Shinhan Bank's Won-denominated interest earning assets and interest-bearing liabilities in nontrading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Shinhan Bank's nontrading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which resulted in a significant increase in floating rate loans, making the maturities or re-pricing periods of Shinhan Bank's loans shorter, while fixed-rate longer-term deposits have increased. As a result, Shinhan Bank's net interest income increases when the interest rates rise.

    Interest Rate VaRs for Nontrading Assets and Liabilities

     Shinhan Bank measures VaRs for interest rate risk from nontrading activities on a monthly basis. The following table shows, for the year and as of December 31, 2002, the VaRs of (1) interest rate risk from Shinhan Bank's available-for-sale investment securities and (ii) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Shinhan Bank's nontrading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the FSC regulations, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

                                                             VAR FOR THE YEAR 2002(1)
                                                  -----------------------------------------------
                                                  AVERAGE   MINIMUM   MAXIMUM   AS OF DECEMBER 31
                                                  -------   -------   -------   -----------------
                                                               (IN BILLIONS OF WON)
Interest rate -- available-for-sale
  securities....................................   W18.0     W9.5      W26.3          W16.5
Interest rate mismatch -- other assets and
  liabilities...................................     4.8      3.2        7.1            5.7

---------------

Note:

(1) One-day VaR results with a 99% confidence level.

 Equity Risk

     Substantially all of the Group's equity risk results primarily from its equity portfolio of Korean companies. As of December 31, 2002, the Group held approximately US$0.5 million of a foreign company's shares.

     The equity securities in Won held in Shinhan Bank's investment portfolio consist of stocks listed on the KSE or the Kosdaq and certain non-listed stocks. Shinhan Bank measures VaRs for all of these equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. As of December 31, 2002, Shinhan Bank held equity securities in an aggregate amount of W511.6 billion in its nontrading accounts, which included the Group's common shares of W370.4 billion, unlisted securities that Shinhan Bank held for private equity investment in the amount of W29.4 billion and other equity securities that it held, among other reasons, for management control purposes or as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans. Shinhan Bank holds 29,873,674 shares of the Group's common stock, which were received in exchange for its treasury shares Shinhan Bank held when the Group formed the holding company in September 2001. Under the Financial Holding Company Act, Shinhan Bank is required to dispose of these shares within three years from the date of purchase.

     As of December 31, 2002, Shinhan Bank also held Won-denominated convertible and exchangeable bonds in an aggregate amount of W150.7 billion (all of which contained conversion or exchange rights) and foreign currency convertible and exchangeable bonds in an aggregate amount of US$132.3 million (of which convertible bonds in an amount of US$8.4 million had conversion rights) in its nontrading accounts. Shinhan Bank does not measure equity risk with respect to convertible and exchangeable bonds and the interest rate risk of these bonds are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

     The following table shows the VaRs of Shinhan Bank's equity risk from nontrading activities for the year and as of December 31, 2002.

                                                             VAR FOR THE YEAR 2002(1)
                                                  -----------------------------------------------
                                                  AVERAGE   MINIMUM   MAXIMUM   AS OF DECEMBER 31
                                                  -------   -------   -------   -----------------
                                                               (IN BILLIONS OF WON)
Equities(2).....................................   W39.7     W33.7     W43.8          W35.2

---------------

Notes:

(1) One-day VaR results with a 99% confidence level.

(2) Includes 29,873,674 shares of the Group's common stock held by Shinhan Bank, which were received in exchange for its treasury shares when the Group formed the holding company.

 LIQUIDITY RISK MANAGEMENT

     Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities.

     The Group has the following basic principles for liquidity risk management:

     - maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

     - assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and possibility of disposal of any liquid assets;

     - diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

     - prepare contingency plans to cope with liquidity crisis.

     Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to regulations applicable to financial holding companies and banks as promulgated by Korean Financial Supervisory Commission, the Group is required to keep specific Won and foreign currency liquidity ratios. These ratios require the Group to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

     Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the FSC. The FSC requires Korean banks to maintain a Won liquidity ratio of at least 105.0% and a foreign currency liquidity ratio of at least 80%. The FSC defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.

     The Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank's Won and foreign currency funds. The Treasury Department submits Shinhan Bank's monthly funding and asset management plans to the ALM Committee for its approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank's assets and liabilities. The Risk Management Team measures Shinhan Bank's liquidity ratio and liquidity gap ratio on a monthly basis and reports whether they are in compliance with the limits to the ALM Committee on a monthly basis.

     The following tables show Shinhan Bank's liquidity status and limits for Won and foreign currency accounts as of December 31, 2002 in accordance with the regulations of the FSC.

                                                              AS OF DECEMBER 31, 2002
                            -------------------------------------------------------------------------------------------
                                                                                               SUBSTANDARD
WON-DENOMINATED ACCOUNTS    0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-3 YEARS   OVER 3 YEARS    OR BELOW       TOTAL
------------------------    ----------   ----------   -----------   ---------   ------------   -----------   ----------
                                                      (IN BILLIONS OF WON EXCEPT PERCENTAGE)
Assets:...................  W15,838.4     W4,456.6     W10,097.0    W13,530.6     W5,965.8       W495.8      W 50,384.2
Liabilities:..............   14,736.2      6,016.3      11,802.9      3,505.0     14,597.5           --        50,657.9
For three months or less:
  Liquidity gap...........  W 1,102.2
  Liquidity ratio.........     107.48%
  Limit:..................     105.00%

                                                                 AS OF DECEMBER 31, 2002
                                -----------------------------------------------------------------------------------------
FOREIGN CURRENCIES DENOMINATED                   7 DAYS-
ACCOUNTS:                       7 DAYS OR LESS   1 MONTHS   3 MONTHS   3-6 MONTHS   6-12 MONTHS   OVER 1 YEARS    TOTAL
------------------------------  --------------   --------   --------   ----------   -----------   ------------   --------
                                                         (IN MILLIONS OF US$ EXCEPT PERCENTAGE)
Assets:.....................       $2,116.2      $1,224.1   $1,797.6    $1,360.5     $1,488.1        $961.4      $8,947.9
Liabilities.................        1,609.1       1,439.2    2,075.0     1,686.9      1,386.5         944.1       9,140.8
For three months or less:
  Assets....................                                $5,137.9
  Liabilities...............                                 5,123.3
  Liquidity ratio...........                                  100.29%
  Limit.....................                                   80.00%

     The Group maintains diverse sources of liquidity to facilitate flexibility in meeting its funding requirements. Shinhan Bank funds its operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowing from the Bank of Korea. Shinhan Bank uses the funds primarily to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

     The Group's subsidiaries other than Shinhan Bank fund their operations primarily through call money, bank loans, commercial paper, corporate debentures and asset-backed securities. The Group's holding company acts as a funding vehicle for long-term financing of the Group's subsidiaries whose credit ratings are lower than its holding company, including Shinhan Card and Shinhan Capital, to lower the overall funding costs within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 100% of its total stockholders' equity. In addition, pursuant to the Group's liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, it has set limits to the amount of liquidity support by its holding company to the Group's subsidiaries to 70% of its total stockholders' equity and the amount of liquidity support to a single subsidiary to 35% of its total stockholders' equity.

     In addition to liquidity risk management under the normal market situations, the Group has contingent plans to effectively cope with possible liquidity crisis. Liquidity crisis arises when the Group would not be able to effectively manage the situations with its normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. The Group has contingency action plans corresponding to different stages of liquidity crisis, "cautionary stage", "near-crisis stage" and "crisis stage", based on the following liquidity indices:

     - indices that reflect the market movements such as interest rates and stock prices;

     - indices that reflect financial market psychology such as the size of money market funds; and

     - indices that reflect our internal financial condition.

 OPERATIONAL RISK MANAGEMENT

     Operational risk is difficult to quantify and subject to different definitions. The Group defines operational risk as the risks related to its overall management other than credit risk, market risk, interest rate risk and liquidity risk. These include risks arising from system failure, human error or non-adherence to systems and procedures, from fraud or inadequate internal controls and procedures, from a mistake in strategic decision or from environmental changes, resulting in financial or reputational loss.

     The Group Internal Audit Activity, reporting directly to the Group Audit Committee, oversees the Group's operational activities, with a special focus on legal, operational and reputational risk. The Group Audit Committee, which is a committee under the Group's Board of Directors, oversees and monitors the compliance with legal and regulatory requirements. For the operational risk management at the Group level, the Group clearly defines each subsidiary's operational process and establishes an internal review system for each subsidiary. Each subsidiary's operational risk is internally managed and controlled at the subsidiary level and the Group Internal Audit Activity continuously monitors the integrity of our subsidiaries' operational risk management system. The Group's Board of Directors, the Group Risk Management Committee and the Group Audit Committee establish the basic principles for the Group's operational risk management and monitor and review management of its operational risk at the Group level.

     To monitor and control operational risk, Shinhan Bank maintains a system of comprehensive policies and has put in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. The primary responsibility for ensuring compliance with Shinhan Bank's operational risk procedures remains with its business units and operational departments. In addition, the Audit & Examination Department, Risk Management Team and Compliance Team also play important roles in reviewing and maintaining the integrity of Shinhan Bank's internal control environment.

     The Audit Committee, which consists of three board members, including two outside directors, is an independent inspection authority that supervises Shinhan Bank's internal controls and its observance of ethical and legal principles in addition to reviewing the financial statements. The Audit Committee performs audits of, among other matters, Shinhan Bank's overall management and accounting, and has the Audit & Examination Department as its execution body. The Audit Committee also reviews and evaluates Shinhan Bank's accounting policies and their changes, financial activities and accuracy of financial reporting.

     The Audit Committee and the Audit & Examination Department supervise and perform the following audits:

     - general audits, including full-scale audits performed annually for the overall operations, sectional audits of selected operations performed when necessary, and periodic and irregular spot audits;

     - special audits, performed when the Audit Committee or standing auditor deems it necessary or pursuant to requests by the chief executive officer or supervisory authorities such as the Financial Supervisory Service;

     - day-to-day audits, performed by the standing auditor for material transactions or operations that are subject to approval by the heads of Shinhan Bank's operational departments or senior executives;

     - real-time monitoring audits, performed by the computerized audit system to identify any irregular transactions and take any necessary actions; and

     - self-audits as a self-check by each operational department to ensure its compliance with Shinhan Bank's business regulations and policies, which include daily audits, monthly audits and special audits.

     General audits, special audits, day-to-day audits and real-time monitoring audits are performed by Shinhan Bank's examiners and self-audits are performed by the self-auditors of the relevant operational departments.

     The Financial Supervisory Service conducts general annual audits of the Group's operations at the holding company level and also performs general audits of Shinhan Bank's operations. The Financial Supervisory Service's audit of Shinhan Bank is currently performed biannually as a result of a high rating that Shinhan Bank received in its previous audit. The FSS also performs special audits as the need arises on particular aspects of the operations such as risk management, credit monitoring and liquidity.

     The Compliance Team operates Shinhan Bank's compliance inspection system. This system is designed to ensure that all of Shinhan Bank's employees comply with the law. The compliance inspection system's main function is to monitor the degree of improvement in compliance with the law, maintain internal controls (including ensuring that each department has established proper internal policies and that it complies with those policies) and educate employees about observance of the law.

     The Group considers legal risk as a part of operational risk. The uncertainty of the enforceability of obligations of Shinhan Bank's customers and counterparties, including foreclosure on collateral, creates legal risk. Changes in laws and regulations could also adversely affect the Group. Legal risk is higher in new areas of business where the law is often untested in the courts although legal risk can also increase in Shinhan Bank's traditional business to the extent that the legal and regulatory landscape in Korea is changing and many new laws and regulations governing the banking industry remain untested. The Compliance Team seeks to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting legal advisers. Shinhan Bank's compliance officers review loan documentation to ensure that these are correctly drawn up to withstand scrutiny in court should such scrutiny occur.

     In addition to these audits and compliance activities, the Risk Management Team continuously monitors, manages and reports important operational risk related matters, including risk limit monitoring results, trading status and sources and uses of funds. The Risk Management Team also reviews in advance new business or service plans proposed by Shinhan Bank's operational departments to minimize operational risk.

     The Risk Management Team is currently performing ground work, including our internal process review and data accumulation, for adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the "BIS New Basle Accord for Measurement and Management of Operational Risk". The Group intends to complete the necessary process setup and data accumulation by 2006 to implement the new system in 2007, although this schedule is subject to change.

RISK MANAGEMENT OF CHOHUNG BANK

     Chohung Bank's overall risk management policy is set by the Risk Policy Committee ("RPC"), which consists of three non-standing directors and two standing directors: one of the three non-standing directors chairs the committee. Chohung Bank's overall risk management is overseen by the Risk Management Committee ("RMC"). The RMC consists of the Heads of the Planning Group, the Institutional Banking & Treasury Group, the Credit Management Group, the Trust Business Group, the Risk Management Group and whichever additional group is responsible for the matter under review. The Head of the Risk Management Group chairs the RMC. The primary functions of the RMC are risk reduction within the overall aim of durable profit improvement. The RMC regularly reviews various risk profiles of Chohung Bank together with its liquidity position and uses the information to adjust the direction and strategy of Chohung Bank.

     For the risk management infrastructure, Chohung Bank has implemented the following systems:

     - implemented in September 2000, the Credit Management System (CMS) measures default rates by credit rating and credit risk based on the default volatility in order to apply such results to credit portfolio management and management of credit risks limit for each business unit;

     - implemented in September 2000, the Market Risk Management System measures Value-at-Risk (VaR) to be used for management of market risk;

     - upgraded in December 2000, the Asset-Liability System for accurate cash flow management and for improved measurement of interest rate risk using Monte Carlo simulations; and

     - implemented in April 2001, the Capital Allocation System and Risk Adjusted Performance Measurement System allocates risk adjusted capital, to set risk limits and to measure risk adjusted return on risk capital and economic value-added for risk adjusted performance measurement.

 CREDIT RISK MANAGEMENT

     Chohung Bank formulates and implements its credit policies in compliance with relevant regulations issued by the Financial Supervisory Commission. See "-- Supervision and Regulation -- Regulations Applicable to Banks".

 Credit Planning

     The Credit Management Group functions as a centralized policy-making and planning division, and allocates and coordinates Chohung Bank's resources. The Credit Management Group establishes, among others, broad lending guidelines. One of the main objectives of the guidelines is to construct a policy framework to meet Chohung Bank's objectives of strengthening Chohung Bank's retail and SME business and enhancing asset quality. The Credit Management Group gathers data from Chohung Bank's various operating groups and produces various internal and external reports. For example, it reports to the Bank of Korea, as well as to Chohung Bank's senior management, Chohung Bank's loan portfolio and average interest rates on a monthly basis, as required by the Korean banking regulations. The Credit Management Group also monitors Chohung Bank's operating groups' compliance with internal guidelines and procedures. It monitors loans approved at the branch level, as well as loans approved at the head office level.

 Credit and Approval Limits

     The following table shows the credit limits for a single borrower and levels of approval.

LEVEL OF APPROVAL                                                 CREDIT LIMITS
-----------------                                              --------------------
                                                               (IN BILLIONS OF WON)
Headquarters level
Credit Review Committee(1)..................................   More than W40 - W60
Credit Officer Committee(2).................................   Up to W40 - W60
Review Team(3)..............................................   Up to W10 - W20
Branch level
Collateralized
  Chief Relationship Manager................................   Up to W2 - W4
Non-collateralized
  Chief Relationship Manager................................   Up to W0.2 - W1

---------------

Notes:

(1) Consists of heads of the Credit Management Group, Treasury and International Business Group, Corporate Banking Group and the head of the relevant business group.

(2) Consists of general managers of the Credit Assessment Division, Loan Recovery Division and Credit Planning Office.

(3) Consists of three to four loan review officers.

 Loan Review

     In order to ensure the quality of its loans, Chohung Bank's Loan Review Division reviews and monitors its existing loans. In reviewing a loan, Chohung Bank focuses on (i) whether the loan has been approved in compliance with the credit approval procedures in place, (ii) whether the loan's current asset quality and the borrower's credit rating are adequate and (iii) whether such loan is profitable. In addition, according to the circumstances, Chohung Bank takes other factors into account in conducting its loan review. Chohung Bank's loan reviews consist of regular reviews and spot reviews.

     The purposes of loan reviews include:

     - evaluation of the validity of loan approval and credit ratings;

     - evaluation of the validity and timeliness of the follow-up management of the borrowers subject to credit monitoring, the borrowers in workout plans and the borrowers who have non-performing loans; and

     - evaluation of Chohung Bank's credit portfolio based on various factors that affect asset quality.

     Chohung Bank performs regular reviews for borrowers and the review frequency depends on the credit score of the borrower. In addition to regular reviews, Chohung Bank performs spot reviews for branches with large amount of payments overdue and branches which received low grades in their regular reviews.

     Following a loan review, Chohung Bank's Loan Review Division may, if it deems necessary, take the following actions:

     - request a reclassification of the loan's asset quality or its borrower's credit rating;

     - change the terms of the loan;

     - transfer the loan to the Loan Recovery Division for special management if the loan is classified to be substandard or below; and

     - request a special audit by the Internal Audit Division in respect of such loan if misconduct or negligence has been found during the review.

     The responsible divisions or branch offices must then report to the Loan Review Division on the implementation of such actions. The Internal Audit Division must also notify the Loan Review Division of the results of the special audit if such audit had been requested and performed. With respect to certain borrowers, the Loan Review Division must report the results of its reviews to the President and the Executive Committee of Chohung Bank.

     Since July 1999, all borderline lending decisions regarding SMEs, such as non-collateralized or under-collateralized credits to be extended to SMEs, must be approved by an independent committee comprised of four representatives of outside credit rating agencies. In addition, in order to be more proactive and cautious with respect to its lending procedures, Chohung Bank recently implemented a new policy which requires the Credit Review Committee to review and approve any and all new credits to SK Group companies, Kumho, Ssangyong Group companies and Hyundai Merchant Marine regardless of the amount of the proposed new credit.

 Credit Management System

     In September 2000, Chohung Bank implemented CMS, an integrated credit management system that combines the functions of credit approval, monitoring and follow-up management. CMS is designed to efficiently manage the entire process from loan application, approval, extension, credit ratings, and limit control, to follow-up management, and credit risk management.

     CMS consists of the following three modules:

     - Credit Risk Control: A module consisting of two systems, a credit risk measurement system and a credit portfolio management system.

     - Loan Approval Support: A module consisting of a financial analysis support system, credit risk rating system (CRRS), loan limit management system, collateral management system, loan pricing system, loan application support system and loan approval system.

     - Follow-up Management: This module includes a loan monitoring and review system, default/delinquency information management system and credit information analysis system.

 Total Exposure Management System

     Total Exposure Management System (TEMS) was developed in late 1997. This system enables Chohung Bank to make real-time inquiries on the exposures to customers by company or by business group and to manage the credit limits for all kinds of business transactions.

     Chohung Bank manages its total exposure in respect of the assets of (i) the top 60 chaebol companies designated by the FSC based on the outstanding total credits from all financial institutions and (ii) companies with total credits in the outstanding amount of W30 billion. The assets that are subject to total exposure management include credits (which is defined to include loans, loans from trust accounts, guarantees and acceptances, advances for customers, foreign exchange related credits, credits from overseas branches and international financing credits), securities (which include equity securities, commercial papers, corporate debt securities and securities in foreign currencies), call loans, due from banks, advances, derivatives and other assets designated by the head of the Credit Planning Office.

     In connection with its total exposure management, Chohung Bank also manages its foreign currency exposure in respect of the assets of certain companies (including their overseas branches and subsidiaries) whose outstanding foreign currency exposure is US$10 million or more. The assets that are subject to foreign currency exposure management include loans in foreign currencies, guarantees and acceptances in foreign currencies (which guarantees and acceptances are included in the calculation of individual credit limitation pursuant to the Bank Act and which include guarantees and acceptances related to derivatives, securities in foreign currencies (including investment securities in connection with capital contributions), offshore financing, advances for customers under guarantees and acceptances in foreign currencies, due from banks in foreign currencies and other assets designated by the head of the Credit Planning Office.

     Chohung Bank's total exposure or foreign currency exposure to each group is managed by both the Risk Management Division and the Credit Planning Office. While the Risk Management Division is responsible for managing Chohung Bank's overall risk, including market risk and credit risk, reviewing Chohung Bank's overall policy and its asset portfolio and coordinating the operations of several of Chohung Bank's departments in respect of Chohung Bank's credit and foreign currency limits, the Credit Planning Office is responsible for all practical operations related to TEMS and reports management results periodically to the Risk Management Committee. The Credit Planning Office is responsible for creating and managing the total risk management guidelines, setting credit and foreign currency limits, reviewing Chohung Bank's compliance with such limits, reviewing the credit risks of the companies under review, establishing and implementing Chohung Bank's risk management policy, reporting the management status of Chohung Bank's total exposure and foreign currency exposure and carrying out other related activities.

 Credit Risk Rating System

     Chohung Bank's credit risk rating system for corporate customers (CRRS) standardizes Chohung Bank's credit decisions, focusing on forward-looking criteria based on the probability of recovery of the credits and the likelihood of defaults.

     Chohung Bank implemented CRRS in late 1999. CRRS enables Chohung Bank to make risk-based pricing decisions. The system was designed to aid Chohung Bank to focus more on the quality of its assets rather than its market share or asset size. This system focuses on forward-looking criteria by estimating the probability of recovery of the extended credits and calibrating the likelihood of defaults. It is also designed to perform sensitivity analysis with respect to macroeconomic indices such as interest rates or foreign exchange rates. The main components of Chohung Bank's new credit risk rating system consist of the following:

     - A standardized credit application form that contains detailed questions for credit evaluation;

     - A comprehensive risk assessment framework that enables Chohung Bank's relationship managers and credit officers to assess risks;

     - Quantitative risk scores calibrated to probability of defaults and recovery; and

     - Risk premiums and loan loss provisions linked to such credit risk ratings.

     To estimate non-recovery risks, the system evaluates various factors such as the existence of a priority in collateral and the nature and the location of such collateral. To measure default risks, the system takes into account various factors such as a customer's financial condition, its competitive position in the industry, its industry situation, the quality of its management, its technological merits and its operations. In calculating the probability of default and recovery, the system also takes into account non-financial information and adjusts the calculation to best reflect the characteristics of the customer groups.

     Chohung Bank's credit risk rating system consists of eight different models that customize the credit risk ratings to reflect different characteristics of Chohung Bank's customer groups. The system categorizes industries into four groups to best capture the characteristics and differences of the industries: manufacturing, construction, financial services and services. It also applies different weights and procedures to customers who are audited by independent auditors and those who are not subject to independent audits. Less weight is placed on the financial information of customers which are not subject to audits by independent auditors than on independently audited financial information.

     For instance, Chohung Bank's credit risk evaluation model for customers in the manufacturing industry that are subject to independent audits, analyzes and assesses the following five risk factors: (i) financial risks, (ii) industry risks, (iii) managerial risks, (iv) operational risks and (v) technological risks. To assess these risks, the model asks 23 principal questions, seven for financial risks and three or four for each other risk factor. Each principal question consists of three or four sub-questions. The relative weight for each question is determined by an analysis of estimated weights in the credit risk rating systems of internationally renowned financial institutions. With weighted average scores, the model assigns the credit risk rating of one to ten. Grades one through six are "normal" (six being "watch"), grade seven is "precautionary", eight "substandard", nine "doubtful" and ten "estimated loss".

 CREDIT SCORING SYSTEM

     For consumer customers, Chohung Bank operates a credit scoring system
(CSS). This system was developed in April 1999 for consumer customers and has been used for individual loan management, credit card management and other individual-based credit management. CSS is an automated credit approval system used to evaluate loan applications by assigning a credit score to each application based on a predetermined set of criteria. One of the principal benefits of this system is to significantly limit the scope of employee discretion in the loan assessment and approval process.

     CSS is applied to the extension of credits of W50 million or less to individuals (including sole proprietorships) and the issuance of credit cards. CSS consists of (i) an application scoring system (ASS) which evaluates information on applicants' credits, transaction records and default records (ii) a marketing scoring system (MSS) which applies only to the existing customers to evaluate their transaction and default records for faster loan approval for the existing customers, and (iii) a behavioral scoring system (BSS) for follow-up management whereby Chohung Bank will trace the behavioral patterns of borrowers after loans are extended to them, such as checking whether borrowers paid interest on loans on time or whether they fulfilled their financial obligations on credit cards. The adoption of CSS has improved the speed and accuracy of retail loan underwritings, and is expected to improve the accuracy and efficiency of retail loan approval and credit card issuance procedures.

  MARKET RISK MANAGEMENT

     Market risk is the risk of loss that results from changes in market prices such as interest rates, foreign exchange rates and equity prices. The principal market risks to which Chohung Bank is exposed are interest rate risk and, to a lesser extent, foreign exchange risk and equity price risk. These risks stem from Chohung Bank's trading and non-trading activities relating to financial instruments such as loans, deposits, securities and financial derivatives. Chohung Bank is not exposed to commodity risk, the other recognized form of market risk, as Chohung Bank does not hold any commodity positions. Chohung Bank divides market risk into risks arising from trading activities and risks arising from non-trading activities.

     Chohung Bank's Risk Policy Committee establishes and oversees implementation of the overall risk management policies for both trading and non-trading activities of Chohung Bank.

     Chohung Bank uses Korean GAAP numbers on a nonconsolidated basis for its market risk management and, unless specified otherwise, the numbers presented for quantitative market risk disclosure were prepared in accordance with Korean GAAP on a nonconsolidated basis.

  MARKET RISK EXPOSURE FROM TRADING ACTIVITIES

     Chohung Bank's trading activities consist of:

     - Trading activities to realize short-term trading profits in debt and equity markets and foreign exchange markets based on its short-term forecasts of changes in market conditions and customer demand, for its proprietary account as well as for the trust accounts of its customers; and

     - Trading activities primarily to realize profits from arbitrage transactions in derivatives such as swap, forward, futures and option transactions, and, to a lesser extent, to sell derivative products to its customers and to hedge market risk incurred from those trading activities.

     As a result of these trading activities, Chohung Bank is exposed to interest rate risk, foreign exchange risk and equity risk.

  Interest Rate Risk

     Chohung Bank's exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, from interest rate derivatives and foreign currency-denominated trading debt securities. As its trading accounts are marked-to-market daily, Chohung Bank manages the interest rate risk related to its trading accounts using "value at risk" or "VaR", a market value-based tool.

  Foreign Exchange Risk

     Foreign exchange risk arises because its assets and liabilities, including derivatives such as foreign exchange forwards, futures, options and currency swaps, are denominated in currencies other than the Won. Chohung Bank's exposure to foreign exchange risk arises primarily from bank's foreign exchange spot and forward positions in both trading and non-trading accounts.

     Chohung Bank measures foreign exchange risk with its net foreign currency open position, which is the difference between its foreign currency assets and liabilities as offset against forward foreign exchange positions. Chohung Bank's Risk Management Committee establishes limits for the net foreign currency open position, stop loss limits and VaR limits.

     The management of Chohung Bank's foreign exchange position is centralized at the Treasury Department. Dealers in the Treasury Department manage Chohung Bank's overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Chohung Bank sets VaR limit for each dealer to control foreign exchange risk.

     The following table shows Chohung Bank's net foreign currency open positions at the end of 2000, 2001 and 2002. Positive amounts represent long exposures and negative amounts represent short exposures.

                                                                   AS OF DECEMBER 31,
                                                              -----------------------------
CURRENCY                                                        2000       2001      2002
--------                                                      --------   --------   -------
                                                                  (IN MILLIONS OF US$)
US Dollars..................................................  US$(48.4)  US$(63.2)  US$(5.7)
Japanese Yen................................................      (1.1)      (4.4)     10.5
Euro........................................................       0.7        0.0       1.3
Others......................................................      (3.3)      (2.5)      7.9
                                                              --------   --------   -------
  Total.....................................................  US$(52.1)  US$(70.1)  US$14.0
                                                              ========   ========   =======

     As the interest rate on Japanese Yen decreased in 2002, Chohung Bank increased its net open position for Japanese Yen while reducing its U.S. Dollar net position.

     Equity Risk

     Equity risk for Chohung Bank's trading activities results from the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. Although Chohung Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the equity risk VaR of trading accounts is relatively higher than that of trading account interest rate risk due to high volatility in the prices of equity securities. As of December 31, 2002, Chohung Bank held W0.8 billion of trading equity securities in trust accounts for which it guaranteed principal and fixed return. Chohung Bank's own trading accounts had no equity securities as of December 2002.

  MARKET RISK MANAGEMENT FOR TRADING ACTIVITIES

     The following tables present an overview of market risk, measured by VaR, from trading activities of Chohung Bank for the year ended and as of December 31, 2002. For market risk management purposes, Chohung Bank includes its trading portfolio in bank accounts and trading assets in trust accounts for which it guarantees principal or fixed return in accordance with the FSC regulations.

                                                  TRADING PORTFOLIO TEN-DAY VAR FOR THE YEAR 2002(1)
                                                  ---------------------------------------------------
                                                  AVERAGE    MINIMUM    MAXIMUM    AS OF DECEMBER 31
                                                  --------   --------   --------   ------------------
                                                                 (IN BILLIONS OF WON)
CHOHUNG BANK:
  Interest rate.................................    W5.3       W1.9      W13.1            W2.7
  Foreign exchange(2)...........................     2.1        0.1        8.7             0.2
  Equities......................................     0.2        0.1        0.3             0.2
                                                    ----       ----      -----            ----
  Total VaR(3)..................................    W5.9       W1.9      W14.6            W2.7
                                                    ====       ====      =====            ====

---------------

Notes:

(1) Ten-day VaR results at a 99% confidence level.

(2) Includes both trading and non-trading accounts as Chohung Bank manages foreign exchange risk on a total position basis.

(3) Due to portfolio diversification effects, the total VaR figures are different from the simple additions of interest rate, foreign exchange and equity risks.

     Chohung Bank generally manages market risk from trading activities at the entire trading portfolio level. To control its market risk for trading portfolio, Chohung Bank uses VaR limits, and stop loss limits. Chohung Bank has prepared risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the FSC.

     Chohung Bank measures market risk from trading activities to monitor and control the risk of operating divisions and teams that perform trading activities.

     Value-at-Risk Analysis. Chohung Bank uses ten-day VaRs to measure market risk. Chohung Bank calculates VaRs on a daily basis using data for the previous 12 months or 250 business days based on a holding period of one day. Chohung Bank then calculates ten-day VaRs using these one-day VaRs. A VaR is a statistically estimated maximum amount of loss that can occur for the specified period under normal market conditions. Chohung Bank uses a 99% confidence level to measure the VaRs, which means the actual amount of loss may exceed the VaR, on average, once out of 100 business days. Chohung Bank is currently using:

     - a variance-covariance methodology called delta-normal method for its overall VaR calculations;

     - a Monte Carlo simulation for its back testing and stress testing to measure nonlinear risk products such as options; and

     - a historical simulation for its back testing.

     The Variance-covariance method is a parameter-based methodology, which takes into account diversification effects among different market risk components as well as within the same risk component to calculate VaRs. The Variance-covariance method assumes a normal distribution of risks which may underestimate market risk when the distribution of market risk if not normal. This method also does not provide accurate analysis for risks of non-linear products such as options. The Monte Carlo simulation method is similar to historical simulation, except that it uses random numbers to generate different levels of market values instead of using historical data.

     Value-at-risk is a commonly used market risk management technique. However, VaR models have the following shortcomings:

     - By its nature as a statistical approach, VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, particularly potential future events that are extreme in nature.

     - This model may underestimate the probability of extreme market movements.

     - The time periods used for the model, generally one or ten days are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate the potential loss.

     - The use of a 99% confidence level, does not take account of, nor makes any statement about, any losses that might occur beyond this confidence level.

     - VaR does not capture all complex effects of various risk factors on the value of positions and portfolios and could underestimate potential losses.

     Back Testing. Chohung Bank currently performs back testing of VaR results on a daily basis, using both (1) actual losses and (2) estimated losses when the actual movements of interest rates, foreign exchange rates and equity values were applied while assuming that its portfolio position remains same. In 2002, there were three days when Chohung Bank's estimated loss exceeded the VaR limits set by the FSS.

     Since February 2001, Chohung Bank has implemented an integrated market risk management system which manages its Won-denominated and foreign-denominated bank accounts and trust accounts which are marked to market and guaranteed by Chohung Bank. This system uses the historical simulation, the Monte Carlo simulation and the variance-covariance method to measure both linear risks arising from such products as equity and debt securities and nonlinear risks arising from other products including options. This system enables Chohung Bank to generate elaborate and consistent VaR numbers and perform sensitivity analysis and back testing to check the validity of the models on a daily basis.

     Stress Testing. In addition to VaR, Chohung Bank performs stress test to measure market risk. As VaR assumes normal market situations, Chohung Bank assesses its market risk exposure to unlikely abnormal market fluctuations through stress test. Stress test is an important way of supplement VaR since VaR does not cover potential loss if the market moves in a manner which is outside Chohung Bank's normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

     For stress testing, Chohung Bank assumes unexpected changes in the following four market risk components: foreign exchange rates, stock prices and Won-denominated and foreign currency-denominated interest rates. For the worst case scenario, Chohung Bank assumed instantaneous and simultaneous movements in these four market risk components within the following ranges: (1) depreciation and appreciation of Won against the U.S. dollars by 45% in the direction adverse to Chohung Bank, (2) decline in Korea Stock Exchange Composite Index by 25%, (3) increase in Won-denominated interest rates by 250 basis points, and (4) increase in foreign currency-denominated interest rates by 100 basis points. In the worst case scenario assuming appreciation of Won against the U.S. dollars by 45%, a decline in Korea Stock Exchange Composite Index by 25%, and increases in Won-denominated and foreign currency-denominated interest rates by 250 basis points and 100 basis points, respectively, the changes in market value of Chohung Bank's trading portfolio was W45.7 billion as of December 31, 2002.

     Chohung Bank performs stress testing at least monthly and reports the results to the Risk Management Committee. Based on these stress testing results, Chohung Bank takes measures to manage the risk exposure, including warnings and contingency plans. In addition, Chohung Bank's Risk Management Division continuously monitors movements of the market risk components and takes actions to prevent crisis situation when there is an abrupt market movement.

  Hedging and Derivative Market Risk

     The principal objective of Chohung Bank's hedging strategy is to manage market risk within established limits. Chohung Bank uses derivative instruments to hedge its market risk as well as to generate profits by trading derivative products within pre-approved risk limits. Chohung Bank's derivative trading includes interest rate and cross-currency swaps, foreign currency forwards and futures, stock index and interest rate futures, and stock index and currency options.

     While Chohung Bank uses derivatives for hedging purposes, derivative transactions themselves incur market risk as Chohung Bank take trading positions and trade them for the purpose of making profits. These activities consist primarily of the following:

     - arbitrage transactions to make profits from short-term discrepancies between the spot and derivative markets or within the derivative markets;

     - sales of tailor-made derivatives products to meet various needs of Chohung Bank's corporate customers and the related transactions to reduce its exposure resulting from those sales;

     - taking positions in limited cases when Chohung Bank expects short-swing profits based on its market forecasts; and

     - trading to hedge Chohung Bank's interest rate and foreign currency risk exposure as described above.

     Market risk from derivatives is not significant since Chohung Bank's derivative positions are primarily driven by arbitrage and customer transactions which result in very limited open trading positions.

  MARKET RISK MANAGEMENT FOR NON-TRADING ACTIVITIES

  Interest Rate Risk

     The principal market risk from non-trading activities of Chohung Bank is interest rate risk. Interest rate risk is the risk of loss resulting from interest rate fluctuations that adversely affect the financial condition and results of operations of Chohung Bank. Chohung Bank's interest rate risk arises primarily due to differences between the timing of rate changes for interest-earning assets, such as loans and investment securities, and interest-bearing liabilities, such as deposits and borrowings.

     Interest rate risk affects Chohung Bank's earnings and the economic value of Chohung Bank's net assets:

     - Earnings: interest rate fluctuations have an effect on Chohung Bank's net interest income by affecting its interest-sensitive operating income and expenses.

     - Economic value of net assets: interest rate fluctuations influence Chohung Bank's net worth by affecting the present value of cash flows from the assets, liabilities and other transactions of Chohung Bank.

     Accordingly, Chohung Bank measures and manages interest rate risk for non-trading activities by taking into account effects of interest rate changes on both its income and net asset value. Chohung Bank measures and manages interest rate risk on a monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Chohung Bank's bank accounts (including derivatives denominated in Won) and in the trust accounts. Most of Chohung Bank's interest-earning assets and interest-bearing liabilities are denominated in Won.

     Interest Rate Risk Management

     The principal objectives of Chohung Bank's interest rate risk management are to generate stable net interest income and to protect Chohung Bank's net asset value against interest rate fluctuations. To this end, Chohung Bank's Risk Management Committee sets Chohung Bank's interest rate risk limits at least annually and the Risk Management Division monitors compliance with these limits and reports the monitoring results to the Risk Management Committee on a monthly basis. Chohung Bank primarily uses interest rate swaps to control its interest rate exposure limits.

     On a monthly basis, Chohung Bank uses various analytical methodologies to measure and manage its interest rate risk for non-trading activities. The principal methodology that Chohung Bank uses for its non-trading interest rate risk is an "earnings at risk" analysis, or "EaR" analysis, which measures changes in Chohung Bank's annual net interest income at a 99% confidence level based on various interest rate scenarios generated by Monte Carlo simulation.

     Other supplemental analytical methodologies that Chohung Bank uses include the following:

     - Interest Rate Gap Analysis: Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date for a specific time frame.

     - Duration Gap Analysis: Duration gap analysis measures durations of Chohung Bank's interest-earning assets and interest-bearing liabilities, which are weighted average maturities of these assets and liabilities calculated based on discounted cash flows from these assets and liabilities using yield curves.

     - Market Value Analysis: Market value analysis measures changes in the market value of Chohung Bank's interest-earning assets and interest-bearing liabilities based on the assumption of parallel shifts in interest rates.

     - Net Interest Income Simulation Analysis: Net interest income simulation analysis uses statistical analysis methodology to measure changes in Chohung Bank's annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements.

     Earnings-at-Risk Analysis

     Chohung Bank measures EaRs for interest rate risk from non-trading activities on a monthly basis. Chohung Bank uses EaR as the principal analytical tool to measure and manage its interest rate risk for non-trading activities.

     Chohung Bank calculates EaRs with respect to Won-denominated and foreign-currency denominated non-trading assets and liabilities in its bank accounts. On a monthly basis, Chohung Bank calculates 500 sets of annual interest income and expense scenarios based on 500 different sets of yield curves generated by a Monte Carlo simulation. Based on these annual interest and expense scenarios, it then calculates the average and the minimum of the interest income, interest expense and net interest income at a 99% confidence level. EaRs are the differences between these average and minimum values.

     The following table presents the minimum and average values of interest income, interest expense and net interest income, and the EaRs corresponding to them for 2002.

                                                               SIMULATION RESULTS FOR 2002
                                                              ------------------------------
                                                              MINIMUM(1)   AVERAGE    EAR(1)
                                                              ----------   --------   ------
                                                                   (IN BILLIONS OF WON)
Interest income (from interest-earning assets)..............   W4,565.2    W4,689.5   W124.3
Interest expense (from interest-bearing liabilities)........    2,342.3     2,426.9     84.6
Net interest income.........................................    2,223.0     2,262.6     39.6

---------------

Note:

(1) At a 99% confidence level.

  Interest Rate Gap Analysis

     Interest rate gap analysis measures the difference in the amounts of interest-earning assets and interest-bearing liabilities at each maturity and re-pricing date by preparing interest rate gap tables in which Chohung Bank's interest-earning assets and interest-bearing liabilities are allocated to the applicable time buckets based on the expected cash flows and re-pricing dates. On a monthly basis, Chohung Bank performs interest rate gap analysis for Won and foreign currency denominated assets and liabilities in Chohung Bank's bank and trust accounts. Chohung Bank's gap analysis includes Won-denominated derivatives (which are interest rate swaps) but excludes foreign currency-denominated derivatives, whose management is centralized at the Treasury Department. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Chohung Bank assesses its exposure to future interest risk fluctuations.

     For interest rate gap analysis, Chohung Bank assumes and uses the following maturities for different assets and liabilities:

     - With respect to the maturities and re-pricing dates of Chohung Bank's assets, Chohung Bank assumes that maturity of Chohung Bank's prime rate-linked loans are the same as its fixed-rate loans. For debt securities in its trading accounts, Chohung Bank assumes a maturity of three months. Chohung Bank excludes equity securities from interest-earning assets and also excluded assets classified as substandard or below from its interest rate gap analysis.

     - With respect to the maturities and re-pricing of Chohung Bank's liabilities, Chohung Bank assumes that money market deposit accounts and "non-core" demand deposits have a maturity of 3 months. With respect to "core" demand deposits under the FSC guidelines, Chohung Bank assumes a maturity of three years.

     The following tables show Chohung Bank's interest rate gaps as of December 31, 2002 for (1) Won-denominated non-trading bank accounts, including derivatives and (2) foreign currency-denominated non-trading bank accounts, excluding derivatives.

       WON-DENOMINATED NON-TRADING BANK ACCOUNTS (INCLUDING DERIVATIVES):

                                                          AS OF DECEMBER 31, 2002
                                ----------------------------------------------------------------------------
                                0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-3 YEARS   OVER 3 YEARS     TOTAL
                                ----------   ----------   -----------   ---------   ------------   ---------
                                                  (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
INTEREST-EARNING ASSETS.......  W28,935.1     W3,977.9     W5,390.8     W4,590.4      W2,797.2     W45,691.4
(Including interest rate
  swaps)
INTEREST-BEARING
  LIABILITIES.................   18,333.0      6,435.4      7,521.1      4,596.2       8,715.1      45,600.8
(Including interest rate
  swaps)
Sensitivity gap...............   10,602.1     (2,457.5)    (2,130.3)        (5.8)     (5,918.0)         90.6
Cumulative gap................   10,602.1      8,144.6      6,014.3      6,008.4          90.6            --
% of total assets.............      18.12%       (4.20)%      (3.64)%      (0.01)%      (10.11)%       (0.15)%

FOREIGN CURRENCY-DENOMINATED NON-TRADING BANK ACCOUNTS (EXCLUDING DERIVATIVES):

                                                             AS OF DECEMBER 31, 2002
                                   ---------------------------------------------------------------------------
                                   0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-3 YEARS   OVER 3 YEARS    TOTAL
                                   ----------   ----------   -----------   ---------   ------------   --------
                                                 (IN MILLIONS OF US DOLLARS, EXCEPT PERCENTAGES)
Interest-earning assets..........   $4,005.9     $1,116.9       $39.4       $  8.0        $77.8       $5,248.0
Interest-bearing liabilities.....    4,218.8        654.8        80.6          0.1          1.1        4,955.4
Sensitivity gap..................     (212.9)       462.1       (41.2)         7.9         76.7          292.6
Cumulative gap...................     (212.9)       249.2       208.0        215.9        292.6             --
% of total assets................      (4.02)%       8.73%      (0.79)%       0.15%        1.45%          5.53%

  Duration and Market Value Analysis

     Chohung Bank performs a duration gap analysis to measure effects of interest rate risk on the market value of its assets and liabilities. Chohung Bank measures, on a monthly basis and for each operating department, account, product and currency, durations of interest-earning assets and interest-bearing liabilities. Chohung Bank also measures, on a monthly basis, changes in the market value of Chohung Bank's interest-earning assets and interest-bearing liabilities.

     The following tables show duration gaps and market values of Chohung Bank's Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2002 and changes in these market values when interest rate increases by 100 basis point.

                                                                  DURATION AS OF
                                                               DECEMBER 31, 2002(1)
                                                               --------------------
                                                                   (IN MONTHS)
                                                               --------------------
Interest-earning assets.....................................           7.32
Interest-bearing liabilities................................           9.12
Gap.........................................................          (1.78)

                                                           MARKET VALUE AS OF DECEMBER 31, 2002(1)
                                                           ----------------------------------------
                                                                        100 BASIS POINT
                                                             ACTUAL         INCREASE       CHANGES
                                                           ----------   ----------------   --------
                                                                     (IN BILLIONS OF WON)
Interest-earning assets..................................  W45,072.4       W44,802.8       W(269.6)
Interest-bearing liabilities.............................   44,962.5        44,731.5        (231.0)
Gap......................................................      109.9            71.3         (38.6)

---------------

Note:

(1) Includes interest rate swaps.

  Net Interest Income Simulation

     Chohung Bank performs a net interest income simulation to measure effects of interest rate risk on Chohung Bank's results of operations. Net interest income simulation measures changes in Chohung Bank's annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates and funding requirements. Chohung Bank applies three scenarios of parallel shifts in interest rate: (1) no change,
(2) a 100 basis point increase in interest rates and (3) a 100 basis point decrease in interest rates. For funding requirement changes, Chohung Bank uses simulated funding requirements based on its funding plans.

     The following table illustrates by way of an example the simulated changes in Chohung Bank's annual net interest income for 2003 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using its net interest income simulation model, when Chohung Bank assumes (a) the maturity structure and funding requirement of Chohung Bank as of December 31, 2002 and (b) the same interest rates as of December 31, 2002 and a 100 basis point increase in the interest rates.

                                                         SIMULATED NET INTEREST INCOME FOR 2003
                                                   (FOR NON-TRADING WON-DENOMINATED BANK ACCOUNTS)(1)
                                                   --------------------------------------------------
                                                      ASSUMED INTEREST RATES         CHANGE IN NET
                                                   ----------------------------     INTEREST INCOME
                                                                   100 BASIS      -------------------
                                                   NO CHANGE    POINT INCREASE    AMOUNT    % CHANGE
                                                   ----------   ---------------   -------   ---------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Simulated interest income........................   W4,628.7       W4,862.8       W234.1      5.06%
Simulated interest expense.......................    2,378.8        2,564.1        185.3      7.78%
Net interest income..............................    2,249.9        2,298.7         48.8      2.17%

---------------

Note:

(1) Includes interest rate swaps.

     Chohung Bank's Won-denominated interest earning assets and interest-bearing liabilities in non-trading accounts have a maturity profile that benefits from an increase in interest rates, because the re-pricing periods of the interest-earning assets in Chohung Bank's non-trading accounts are shorter than those of the interest-bearing liabilities in these accounts. This is primarily due to a continuous decrease in interest rate in the recent years in Korea, which has resulted in a significant increase in floating rate loans, making the maturities or re-pricing periods of Chohung Bank's loans shorter, while fixed-rate longer-term deposits have increased. As a result, Chohung Bank's net interest income increases when the interest rates rise.

  Interest Rate VaRs for Non-trading Assets and Liabilities

     Chohung Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis, except for available-for-sale securities for which it measures interest rate risk on a daily basis. The following table shows, for the year and as of December 31, 2002, the ten-day VaRs of (1) interest rate risk from Chohung Bank's available-for-sale investment securities and (2) interest rate mismatch risk for other assets and liabilities, which arises from mismatches in the re-pricing dates of Chohung Bank's non-trading interest-earning assets and interest-bearing liabilities other than the available-for-sale investment securities. Under the

FSC regulations, Chohung Bank includes in the calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its trust accounts.

                                                         TEN-DAY VAR FOR THE YEAR 2002(1)
                                                  -----------------------------------------------
                                                  AVERAGE   MINIMUM   MAXIMUM   AS OF DECEMBER 31
                                                  -------   -------   -------   -----------------
                                                               (IN BILLIONS OF WON)
Interest rate -- available-for-sale
  securities....................................   W26.5     W20.0     W45.6          W20.7
Interest rate mismatch -- other assets and
  liabilities...................................    73.9      35.7     112.7           35.7

---------------

Note:

(1) Ten-day VaR results at a 99% confidence level.

  Equity Risk

     All of Chohung Bank's equity risk results from listed and unlisted equity securities issued by Korean companies. Chohung Bank measures VaRs the listed equity securities but does not manage most of the related risk using VaR limits, as most of these securities are held for reasons other than normal investment purposes. For unlisted equity securities, Chohung Bank does not measure VaRs. These unlisted securities were equities of its consolidated subsidiary and affiliates and those held as a result of debt-to-equity conversion as a part of reorganization proceedings of companies to which it had extended loans. As of December 31, 2002, Chohung Bank held equity securities in an aggregate amount of W583.3 billion in its non-trading accounts, including W183.6 billion of unlisted securities.

     As of December 31, 2002, Chohung Bank also held Won-denominated convertible bonds in an aggregate amount of W135.0 billion (all of which contained conversion rights) and foreign currency-denominated convertible and exchangeable bonds in an aggregate amount of US$12.4 million (all of which did not contain conversion or exchange rights). Chohung Bank does not measure equity risk with respect to these convertible and exchangeable bonds and only measures their interest rate risk.

     The following table shows the VaRs of Chohung Bank's equity risk from non-trading activities for the year and as of December 31, 2002.

                                                        TEN-DAY VAR FOR THE YEAR 2002(1)
                                                 -----------------------------------------------
                                                 AVERAGE   MINIMUM   MAXIMUM   AS OF DECEMBER 31
                                                 -------   -------   -------   -----------------
                                                              (IN BILLIONS OF WON)
Equities.......................................  W123.7     W60.5    W211.2         W107.1

---------------

(1) Ten-day VaR results at a 99% confidence level.

  LIQUIDITY RISK MANAGEMENT

     Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including having to obtain funds at a high price or to dispose of securities at an unfavorable price due to lack of available funds or losing attractive investment opportunities.

     Chohung Bank has the following basic principles for liquidity risk management:

     - maintain an appropriate level of liquidity risk through liquidity risk management based on liquidity gap or debt-to-equity ratio at each maturity date;

     - assess and monitor net cash flows by currency and by maturity and continuously evaluate available sources of funds and the possibility of disposal of any liquid assets;

     - diversify sources and uses of funds by product and by maturity to prevent excessive concentration in certain periods or products; and

     - prepare contingency plans to cope with a potential liquidity crisis.

     Each subsidiary manages liquidity risk in accordance with the risk limits and guidelines established internally as well as those directed by the relevant regulatory authorities. Pursuant to regulations applicable to financial holding companies and banks as promulgated by the FSC, Chohung Bank is required to keep specific Won and foreign currency liquidity ratios. These ratios require us to keep the ratio of liquid assets to liquid liabilities above certain minimum levels.

     Chohung Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the FSC. The FSC requires Korean banks to maintain a Won liquidity ratio of at least 105.0% and a foreign currency liquidity ratio of at least 80%. The FSC defines the liquidity ratio as liquid assets (including marketable securities) due within three months divided by liabilities due within three months.

     The Treasury Department is in charge of liquidity risk management with respect to Chohung Bank's Won and foreign currency funds. The Treasury Department submits Chohung Bank's monthly funding and asset management plans to the Risk Management Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and the maturity profile of Chohung Bank's assets and liabilities. The Risk Management Division measures Chohung Bank's liquidity ratio and liquidity gap ratio on a monthly basis and reports whether they are in compliance with the limits to the Risk Management Committee on a monthly basis.

     The following tables show Chohung Bank's liquidity status and limits for Won and foreign currency accounts as of December 31, 2002 in accordance with the regulations of the FSC.

                                                          AS OF DECEMBER 31, 2002
                       ---------------------------------------------------------------------------------------------
WON-DENOMINATED                                                                           SUBSTANDARD OR
ACCOUNTS:              0-3 MONTHS   3-6 MONTHS   6-12 MONTHS   1-3 YEARS   OVER 3 YEARS       BELOW          TOTAL
---------------        ----------   ----------   -----------   ---------   ------------   --------------   ---------
                                                  (IN BILLIONS OF WON EXCEPT PERCENTAGE)
Assets:..............  W20,496.4     W6,449.5     W9,820.3     W8,081.2     W13,918.5        W1,768.4      W60,534.3
Liabilities:.........   17,683.3      5,744.9      9,745.0      5,535.5      21,825.5              --       60,534.2
For three months or
  less:
  Liquidity gap......  W 2,813.1
  Liquidity ratio....     115.91%
  Limit..............     105.00%

                                                        AS OF DECEMBER 31, 2002
                       ------------------------------------------------------------------------------------------
FOREIGN CURRENCIES                      7 DAYS-
DENOMINATED ACCOUNTS:  7 DAYS OR LESS   1 MONTHS   3 MONTHS   3-6 MONTHS   6-12 MONTHS   OVER 1 YEARS     TOTAL
---------------------  --------------   --------   --------   ----------   -----------   ------------   ---------
                                                 (IN BILLIONS OF US$ EXCEPT PERCENTAGE)
Assets:..............     $1,552.3        $909.9   $1,124.6      $807.7      $1,453.0      $1,673.2      $7,520.7
Liabilities..........      1,331.3         913.5    1,469.3       728.5       1,742.8       1,369.5       7,554.9
For three months or
  less:
  Assets.............                              $3,586.8
  Liabilities........                               3,714.1
  Liquidity ratio....                                 96.58%
  Limit..............                                 80.00%

     Chohung Bank maintains diverse sources of liquidity to facilitate flexibility in meeting its funding requirements. Chohung Bank funds its operations principally through deposits from retail and corporate customers, accessing the call loan market (a short-term market for loans with maturities of less than one month), issuing debentures and borrowings from the Bank of Korea. Chohung Bank uses the funds primarily to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

     In addition to liquidity risk management under the normal market conditions, Chohung Bank has contingency plans to cope with a potential liquidity crisis. A liquidity crisis arises when Chohung Bank would not be able to effectively manage the situations with Chohung Bank's normal liquidity management measures due to, among other reasons, inability to access its normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of its credit. Chohung Bank has contingency plans corresponding to different stages of liquidity crisis, "cautionary stage", "near-crisis stage" and "crisis stage", based on the following liquidity indices:

     - indices that reflect the market movements such as interest rates and stock prices;

     - indices that reflect financial market psychology such as the size of money market funds; and

     - indices that reflect Chohung Bank's internal financial condition.

  OPERATIONAL RISK MANAGEMENT

     Operational risk is risk that is difficult to quantify and subject to different definitions. The Basle Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. Similarly, Chohung Bank defines operational risk as the risk related to overall management other than credit risk, market risk, interest rate risk and liquidity risk. Chohung Bank monitors and assesses operational risks related to its business operations, including administrative risk, information technology risk, managerial risk, legal risk and reputation risk.

     To monitor and control operational risk, Chohung Bank maintains a system of comprehensive policies and has put in place a control framework designed to provide a stable and well-managed operational environment throughout the organization. The primary responsibility for ensuring compliance with Chohung Bank's operational risk procedures remains with its business units and operational teams. In addition, Examination Division, Risk Management Division and Compliance Department also play important roles in reviewing and maintaining the integrity of Chohung Bank's internal control environment.

     Each operational team checks operational risk based on the checklists established by the Risk Management Committee and reports the results to the Risk Management Division that collects the operational divisions' results to report to the Risk Policy Committee and the Risk Management Committee.

     The Risk Management Division is currently performing ground work, including Chohung Bank's internal process review and data accumulation, for adoption of a new firm-wide system for operational risk management to apply a standardized approach that meets the recommendations by the "BIS New Basle Accord for Measurement and Management of Operational Risk". Chohung Bank intends to complete the necessary process setup and data accumulation by 2006 to implement the new system in 2007, although this schedule is subject to change.

                           SUPERVISION AND REGULATION

REGULATIONS APPLICABLE TO FINANCIAL HOLDING COMPANIES

 GENERAL

     The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Company Act (Law No. 6274, October 23, 2000). In addition, Korean financial holding companies and their subsidiaries come under the regulations and supervision of the Financial Supervisory Commission and the Financial Supervisory Service.

     The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over financial holding companies pursuant to the Financial Holding Company Act, including approval for the establishment of financial holding companies, issuing regulations on capital adequacy of financial holding companies and their subsidiaries, and drafting regulations relating to the supervision of financial holding companies.

     The Financial Supervisory Service was established on January 2, 1999, as a unified body of the former Banking Supervisory Authority (the successor to the Office of Bank Supervision, the Securities Supervisory Board, the Insurance Supervisory Board and the Credit Management Fund). The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of financial holding companies and their subsidiaries. In particular, the Financial Supervisory Service sets requirements regarding financial holding companies' liquidity and for capital adequacy and establishes reporting requirements within the authority delegated under the Financial Supervisory Commission regulations, pursuant to which financial holding companies are required to submit quarterly reports on business performance, financial status and other matters identified in the Enforcement Decree of the Financial Holding Company Act.

     Under the Financial Holding Company Act, the establishment of a financial holding company must be approved by the Financial Supervisory Commission. A financial holding company is required to be mainly engaged in controlling its subsidiaries by holding the shares or equities of the subsidiaries in the amount of not less than 50% of aggregate amount of such financial holding company's assets based on the latest balance sheet. A financial holding company is prohibited from engaging in any profit-making businesses other than controlling the management of its subsidiaries and certain ancillary businesses as identified in the Enforcement Decree of the Financial Holding Company Act which include the following businesses:

     - financially supporting its subsidiaries and the subsidiaries of its subsidiaries (the "direct and indirect subsidiaries");

     - raising capital necessary for the investment in subsidiaries or providing financial support to its direct and indirect subsidiaries;

     - supporting the business of its direct and indirect subsidiaries for the joint development and marketing of new product and the joint utilization of facilities or IT systems; and

     - any other businesses exempted from authorization, permission or approval under the applicable laws and regulations.

     The Financial Holding Company Act requires every financial holding company or its subsidiaries to obtain the prior approval from, or file a prior report with, the Financial Supervisory Commission before acquiring control of another company. Permission to liquidate or to merge with any other company must be obtained in advance from the Financial Supervisory Commission. A financial holding company must report to the Financial Supervisory Commission when there is a change in its officers or largest shareholder, or when it ceases to control any of its direct and indirect subsidiaries by disposing of the shares of such direct and indirect subsidiaries.

 CAPITAL ADEQUACY

     The Financial Holding Company Act does not provide for a minimum paid-in capital of financial holding companies. All financial holding companies, however, are required to maintain a specified level of solvency.

In addition, in its allocation of the net profit earned in a fiscal term, a financial holding company is required to set aside in its legal reserve an amount equal to at least 10% of the net income after tax each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital.

     All financial holding companies must meet the minimum Requisite Capital Ratio of 100%, as regulated by the Financial Supervisory Commission.

     "Requisite Capital Ratio" means (1) "Net Total Equity Capital", as defined and calculated below, to (2) "Requisite Capital", as defined and calculated below.

     1. "Net Total Equity Capital" means:

          (a) the sum of:

             (i) in the case of a financial institution subsidiary (except for a financial holding company's indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the actual equity capital maintained by such financial institution (e.g., in the case of commercial banks and merchant banks, total Tier I and Tier II capital actually maintained by a bank or a merchant bank); and

             (ii) in the case of a financial holding company or a financial institution subsidiary (except for a financial holding company's indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Supervisory Commission regulations, the total stockholders' equity as recorded on its balance sheet less (x) intangible assets and (y) deferred tax assets, if any.

          (b) less the sum of:

             (i) the book value of investments among a financial holding company and its direct and indirect subsidiaries, if any; and

             (ii) the book value of investments among direct and indirect subsidiaries, if any.

     2. "Requisite Capital" means the sum of:

          (a) in the case of a financial institution subsidiary (except for a financial holding company's indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is subject to minimum capital requirements under the Financial Supervisory Commission regulations, the minimum equity capital amount necessary to meet such requirements (e.g., in the case of commercial banks and merchant banks, the amount of Total Tier I and Tier II capital necessary to meet the 8% minimum capital adequacy ratio requirement);

          (b) in the case of a financial institution subsidiary (except for a financial holding company's indirect subsidiary which is consolidated into a direct subsidiary of a financial holding company), that is not subject to minimum capital requirements under the Financial Supervisory Commission regulations, 8% of its total assets on its balance sheet (including off-balance assets, if any); and

          (c) in the case of a financial holding company, 8% of its total assets on its balance sheet (including off-balance assets, if any, but excluding the book value of investments in and financial supports to its direct and indirect subsidiaries, if any).

 LIQUIDITY

     All financial holding companies are required to match the maturities of their assets and liabilities in accordance with the Financial Holding Company Act in order to ensure liquidity. Financial holding companies are required to make quarterly reports regarding their liquidity to the Financial Supervisory Service and must:

     - maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100%;

     - maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign currency liabilities due within three months) of not less than 80%;

     - maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days divided by total foreign currency assets of not less than 0%; and

     - maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month divided by total foreign currency assets of not less than negative 10%.

     A financial holding company may not invest in securities as defined in the Securities and Exchange Act (other than those securities issued by its direct and indirect subsidiaries) in excess of the amount of its shareholders' equity less the total amount of investment in subsidiaries, subject to certain exceptions.

 FINANCIAL EXPOSURE TO ANY INDIVIDUAL CUSTOMER AND MAJOR SHAREHOLDER

     Subject to certain exceptions, the total sum of credit (as defined in the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Securities and Exchange Act, respectively) of the financial holding company and its direct and indirect subsidiaries which are banks, merchant banks or securities companies ("Financial Holding Company Total Credit") to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act will not be permitted to exceed 25% of the Net Total Equity Capital.

     "Net Total Equity Capital" for the purpose of the calculation of financial exposure to any individual customers and Major Shareholder is defined under the Enforcement Decree of the Financial Holding Company Act as

          (a) the sum of:

             (i) in case of a financial holding company, the net asset which is total assets less total liabilities on balance sheet as of the end of the most recent quarter;

             (ii) in case of a bank, the capital amount as defined in article 2(1), item 7 of the Bank Act;

             (iii) in case of a merchant bank, the capital amount as defined in article 2, item 3 of the Merchant Bank Act; and

             (iv) in case of a securities company, the total asset amount less the total liability amount in the balance sheet as of the end of the recent financial year and adjusted as determined by the Financial Supervisory Commission, such as the amount of increase or decrease of paid-in capital after the end of the recent financial year;

          (b) less the sum of:

             (i) the amount of shares of direct and indirect subsidiaries held by the financial holding company;

             (ii) the amount of shares which are cross-held by each direct and indirect subsidiary that is a bank, merchant bank or securities company; and

             (iii) the amount of shares of a financial holding company held by such direct and indirect subsidiaries which are banks, merchant banks or securities companies.

     The Financial Holding Company Total Credit to a single individual or judicial person will not be permitted to exceed 20% of the Net Total Equity Capital. In addition, the Financial Holding Company Total Credit to a shareholder holding (together with the persons who have special relationship with such shareholder (as defined under the Enforcement Decree of the Financial Holding Company Act)) in aggregate more than 10% of the total issued and outstanding shares of the financial holding company will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such shareholder (together with the persons who have special relationship with such shareholder).

     Furthermore, the total sum of credits (as defined under the Financial Holding Company Act, the Bank Act, the Merchant Bank Act and the Korean Securities and Exchange Act, respectively) of a financial holding company controlling banks and its direct and indirect subsidiaries that are banks, merchant banks or securities companies as applicable ("Financial Holding Company Total Credit") extended to a "Major Shareholder" (together with the persons who have special relationship with such Major Shareholder) (as defined below) will not be permitted to exceed the smaller of (x) 25% of the Net Total Equity Capital and (y) the amount of the equity capital of the financial holding company multiplied by the shareholding ratio of such Major Shareholder, except for certain cases.

     "Major Shareholder" is defined under the Financial Holding Company Act as follows:

          (a) a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Company Act) in excess of 10% (or in the case of a financial holding company controlling regional banks only, 15%) in the aggregate of the financial holding company's total issued voting shares; or

          (b) a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Presidential Decree of the Financial Holding Company Act) more than 4% in the aggregate of the total issued voting shares of the financial holding company controlling nationwide banks (excluding a financial holding company controlling regional banks only), excluding shares related to the shareholding restrictions on nonfinancial group business companies as described above, where such shareholder is the largest shareholder or has actual control over the major business affairs of the financial holding company through, for example, appointment and dismissal of the officers pursuant to the Presidential Decree of the Financial Holding Company Act.

     In addition, the total sum of the Financial Holding Company Total Credit granted to all of a financial holding company's Major Shareholder must not exceed 25% of the Net Total Equity Capital. Furthermore, the financial holding company and its direct and indirect subsidiaries that intend to extend the Financial Holding Company Total Credit to the financial holding company's Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Net Total Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then immediately after the completion of credits, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

 RESTRICTIONS ON TRANSACTIONS AMONG DIRECT AND INDIRECT SUBSIDIARIES AND FINANCIAL HOLDING COMPANY

     Generally, a direct or indirect subsidiary of a financial holding company may not extend credit to the financial holding company which directly or indirectly controls such subsidiary. In addition, a direct and indirect subsidiary of a financial holding company may not extend credit to the other single direct or indirect subsidiary of the financial holding company in excess of 10% of its shareholders' equity and to the other direct and indirect subsidiaries of the financial holding company in excess of 20% of its shareholders' equity in the aggregate. The direct or indirect subsidiaries of a financial holding company must obtain appropriate collaterals for the credits extended to the other direct and indirect subsidiaries unless otherwise approved by the Financial Supervisory Commission.

     Subject to certain exceptions, a direct or indirect subsidiary of a financial holding company is prohibited from owning the shares of any other direct or indirect subsidiaries (other than those directly controlled by the direct and indirect subsidiaries in question) in common control by the financial holding company. A direct or indirect subsidiary of a financial holding company is also generally prohibited from owning the shares of the financial holding company controlling the direct or indirect subsidiary in question. The transfer of certain assets subject to or below the precautionary criteria between the financial holding company and its direct or indirect subsidiary or between the direct and indirect subsidiaries of a financial holding company is prohibited except for
(i) the transfer to an asset-backed securitization company (an SPV), or the entrustment with a trust company, under the Asset-Backed Securitization Act,
(ii) the transfer to a mortgage-backed securitization company under the Mortgage-Backed Securitization Company Act or (iii) the transfer or in-kind contribution to a corporate restructuring vehicle under the Corporate Restructuring Investment Company Act.

 DISCLOSURE OF MANAGEMENT PERFORMANCE

     For the purpose of protecting the depositors and investors in the subsidiaries of the financial holding companies, the Financial Supervisory Commission requires financial holding companies to disclose certain material matters including (i) financial condition and profit and loss of the financial holding company and its direct and indirect subsidiaries, (ii) raising capital by the financial holding company and its direct and indirect subsidiaries and the appropriation of such capital, (iii) any sanctions levied on the financial holding company and its direct and indirect subsidiaries under the Financial Holding Company Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iv) occurrence of any non-performing assets or financial incident which may have a material adverse effect.

 RESTRICTIONS ON SHAREHOLDINGS IN OTHER COMPANIES

     Subject to certain exceptions, a financial holding company may not own more than 5% of the total issued and outstanding shares of another company (other than its direct and indirect subsidiaries). If the financial holding company owns shares of another company (other than its direct and indirect subsidiaries) which is not a finance-related company, the financial holding company is required to exercise its voting rights in the same manner and same proportion as the other shareholders of the company exercise their voting rights in favor of or against any resolutions under consideration before the shareholders' meeting of the company.

     Generally, a financial holding company is not allowed to own its subsidiary's outstanding shares in excess of its net assets (total assets minus total liabilities), except, among other reasons, (i) where the financial holding company invests in its subsidiary up to 130% of its net assets (total assets minus total liabilities) for the purpose of the improvement of the financial condition of a subsidiary which is classified as an unsound financial institution under the Law on the Improvement of Structure of Financial Industry or as an unsound or potentially unsound financial institution under the Depositor Protection Act, (ii) where the financial holding company invests in a company controlled by the indirect subsidiaries up to 130% of its net assets (total assets minus total liabilities) in order to make the company as a subsidiary of the financial holding company, (iii) where the financial holding company has already been holding the outstanding shares of its subsidiary not more than 130% of its net assets (total assets minus total liabilities) at the time when it becomes a financial holding company, (iv) where in order to make its subsidiary as a 100% owned subsidiary or a special purpose vehicle under the Asset Backed Securitization Act as its subsidiary, the financial holding company invests in such company up to 130% of its net assets, (v) where as the amount of investments in the subsidiaries increases, the financial holding company's net assets increase so that the ratio of the total amount of investments in subsidiaries divided by the financial holding company's net assets do not increase, or (vi) where the total investment amount in its subsidiaries exceeds its net assets due to (a) a reduction of the financial holding company's net assets, (b) a spin-off, merger or transfer of its whole business of a financial holding company, (c) a spin-off, merger or transfer of their whole business of its direct or indirect subsidiaries, or (d) a foreclosure of collaterals or receipts under accord and satisfaction. The financial holding company, however, must reduce the ownership of excessive shares within two years in case of (i) through (v) and within six months in case of (vi), unless otherwise extended by the Financial Supervisory Commission.

 RESTRICTIONS ON SHAREHOLDINGS BY DIRECT AND INDIRECT SUBSIDIARIES

     In principal, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdiction which are engaged in the
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same business as the direct subsidiary, (ii) certain financial institutions which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as described by the Enforcement Decree of the Financial Holding Company Act (e.g., the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the regulations of the Ministry of Finance and Economy and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Enforcement Decree of the Financial Holding Company Act (e.g. finance-related research company, finance-related IT company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires prior permission from the Financial Supervisory Commission or report to be submitted to the Financial Supervisory Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

     The indirect subsidiary of a financial holding company is prohibited from controlling any other company.

 RESTRICTIONS ON TRANSACTIONS BETWEEN A FINANCIAL HOLDING COMPANY AND ITS MAJOR SHAREHOLDER

     A financial holding company which controls banks and its direct and indirect subsidiaries is prohibited from acquiring (including acquisition by a trust account of its subsidiary bank) shares issued by such financial holding company's Major Shareholder in excess of 1% of the Net Total Equity Capital as used in the calculation of financial exposure to Major Shareholder. In addition, the financial holding company and its direct and indirect subsidiaries which intends to acquire shares issued by such Major Shareholder not less than the lesser of (i) the amount equivalent to 0.1% of the Equity Capital or (ii) W5 billion, with respect to a single transaction, must obtain prior unanimous board resolutions and then, immediately after the acquisition, must file a report to the Financial Supervisory Commission and disclose the filing of such report (e.g., via the internet).

 RESTRICTION ON FINANCIAL HOLDING COMPANY OWNERSHIP

     Under the Financial Holding Company Act, subject to certain exceptions, a financial institution may not control any financial holding company. In addition, any single shareholder and persons who stand in a special relations with such shareholder (as described in the Presidential Decree to the Financial Holding Company Act) may acquire beneficial ownership of up to 10% of the total issued and outstanding shares with voting rights of a financial holding company controlling nationwide banks and 15% of the total issued and outstanding shares with voting rights of a financial holding company controlling regional banks only. The Government and KDIC are not subject to such ceiling.

     However, "nonfinancial business group companies" (as defined below) may not acquire beneficial ownership of shares of a financial holding company which controls nationwide banks in excess of 4% of such financial holding company's outstanding voting shares, provided that such nonfinancial business group companies may acquire beneficial ownership of up to 10% of such financial holding company's outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such nonfinancial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), with the exception of nonfinancial business group companies described above, may also acquire in excess of 10% of total voting shares issued and outstanding of a financial holding company which controls nationwide bank, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total voting shares issued and outstanding of such financial holding company which controls nationwide banks.

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     "Nonfinancial business group companies" are defined under the Financial
Holding Company Act as the companies, which include:

          (i) any same shareholder group with aggregate net assets of all nonfinancial business companies belonging to such group of not less than 25% of the aggregate net assets of all members of such group;

          (ii) any same shareholder group with aggregate assets of all nonfinancial business companies belonging to such group of not less than W2 trillion; or

          (iii) any mutual fund in which a same shareholder group identified in
     (1) or (2) above owns more than 4% of the total shares issued and outstanding of such mutual fund.

REGULATIONS APPLICABLE TO BANKS

 GENERAL

     The banking system in Korea is governed by the Bank Act of 1950, as amended (the "Bank Act") and the Bank of Korea Act of 1950, as amended (the "Bank of Korea Act"). In addition, Korean banks come under the regulations and supervision of the Bank of Korea, the Bank of Korea's Monetary Policy Committee, the Financial Supervisory Commission and its executive body, the Financial Supervisory Service.

     The Bank of Korea, established in June 1950 under the Bank of Korea Act, performs the customary functions of a central bank. It seeks to contribute to the sound development of the national economy by price stabilization through establishing and implementing efficient monetary and credit policies. The Bank of Korea acts under instructions of the Monetary Policy Committee, the supreme policy-making body of the Bank of Korea.

     Under the Bank of Korea Act, the Monetary Policy Committee's primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Supervisory Commission, established on April 1, 1998, exerts direct control over commercial banks pursuant to the Bank Act, including establishing guidelines on capital adequacy of commercial banks, and prepares regulations relating to supervision of banks. Furthermore, pursuant to the Amendment to the Government Organization Act and the Bank Act on May 24, 1999, the Financial Supervisory Commission, instead of the Ministry of Finance and Economy, now regulates market entry into the banking business.

     The Financial Supervisory Service is subject to the instructions and directives of the Financial Supervisory Commission and carries out supervision and examination of commercial banks. In particular, the Financial Supervisory Service sets requirements both for prudent control of liquidity and for capital adequacy and establishes reporting requirements within the authority delegated to it under the Financial Supervisory Commission regulations, pursuant to which banks are required to submit annual reports on financial performance and shareholdings, regular reports on management strategy and non-performing loans, including write-offs, and management of problem companies and plans for the settlement of bad loans.

     Under the Bank Act, permission to commence a commercial banking business or a long-term financing business must be obtained from the Financial Supervisory Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or subject to the limitation established by the Financial Supervisory Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter into any business other than commercial banking and long-term financing businesses, such as the trust business, must obtain permission from the Financial Supervisory Commission. Permission to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.

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     If the Korean government deems a bank's financial condition to be unsound or if a bank fails to meet the applicable capital adequacy ratio set forth under Korean law, the government may order:

     - capital increases or reductions;

     - stock cancellations or consolidations;

     - transfers of business;

     - sales of assets;

     - closures of branch offices;

     - mergers with other financial institutions;

     - suspensions of a part or all of business operation; or

     - assignments of contractual rights and obligations relating to financial transactions.

 CAPITAL ADEQUACY
     The Bank Act provides for a minimum paid-in capital of W100 billion in the case of nationwide banks, such as Shinhan Bank, and W25 billion in the case of regional banks such as our Jeju Bank.

     In addition to minimum capital requirements, all banks including foreign bank branches in Korea are required to maintain a prescribed solvency position. Until March 31, 1999, a bank's outstanding liabilities arising from guarantees and other contingent liabilities (except those specifically excluded under the Bank Act) were not permitted to exceed 20 times its equity capital amount. However, beginning on April 1, 1999, such limitation on guarantees and contingent liabilities was eliminated and, for regulatory purposes, guarantees provided by banks are counted as an extension of credit and will be regulated accordingly. See "-- Financial Exposure to Any Individual Customer and Major Shareholders" below. Also, in its allocation of the net profit earned in a fiscal term, a bank is required to credit at least 10% of such profit to a legal reserve each time it pays dividends on net profits earned until such time when the reserve equals the amount of its total paid-in capital.

     Under the Bank Act, the capital of a bank is divided into two categories pursuant to Bank for International Settlements standards, which were originally envisaged by the Basel Committee. Tier I capital (core capital) consists of stockholders' equity, capital surplus, retained earnings, minority interest in consolidated subsidiaries (only for capital adequacy ratio purposes) and unissued stock dividends. Tier II capital (supplementary capital) consists of revaluation reserves, gain on valuation of investment in securities, allowance for bad debts set aside for loans classified as "normal' or "precautionary', perpetual subordinated debt, cumulative preferred shares and certain other subordinated debt.

     All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Supervisory Commission requirements that have been formulated based on Bank for International Settlements ("BIS") Standards. These standards were adopted by the Monetary Board and the Office of Bank Supervision (the predecessor of the Financial Supervisory Service) and became effective in 1993. Under these regulations, all domestic banks and foreign bank branches were required to satisfy at least 8% as of the end of 1995, and thereafter, in accordance with the standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets.

     The Financial Supervisory Commission amended the Regulation on the Supervision of the Banking Business in November 2002 to include a more conservative risk-weighting system on certain newly extended mortgage and home equity loans. As a result, for mortgage and home equity loans extended after November 13, 2002, Korean banks are required to calculate a risk-weight of 60% on certain mortgage and home equity loans if either of the following two conditions are satisfied, and a risk-weight of 70% if both of the following two conditions are satisfied: (1) if the mortgage and home equity loans are overdue for at least 30 consecutive days as of the date of calculating the bank's BIS capital adequacy ratio, or the total number of overdue days for the past one year from the date of calculating the bank's BIS capital adequacy ratio is at least 30 days; and (2) the borrower's debt ratio (i.e., total borrowed amount, including the borrowed amount

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provided by other financial institutions, of the borrower against the borrower's annual income) exceeds 250%. For all other home mortgages, a 50% risk-weight is applicable.

     Under Korean GAAP, pursuant to the loan loss allowance guidelines established by the Financial Supervisory Commission, banks are generally required to maintain allowances for outstanding loans and other credits (including confirmed guarantees and acceptances and trust account loans) in an aggregate amount covering not less than 0.5% of normal credits (excluding confirmed guarantees and acceptances), 2% of precautionary credits (excluding confirmed guarantees and acceptances), 20% of substandard credits, 50% of doubtful credits and 100% of estimated loss credits.

     In April 2002, the Financial Supervisory Service issued guidelines pursuant to which the minimum ratio of allowances for outstanding loans by banks to individuals and households was increased to 0.75% of normal credits, 5% of precautionary credits and 55% of doubtful credits, and the minimum ratio of allowances for in respect of their outstanding credit card receivables and credit card loans was increased to 1% of normal credits, 7% of precautionary credits and 60% of doubtful credits. In addition, in October 2002, the Financial Supervisory Service issued new guidelines pursuant to which the minimum ratio of allowance for their outstanding loans to individuals and households was increased to 8% of credits classified as precautionary and the minimum ratio of allowance for their outstanding credit card receivables and credit card loans was increased to 12% of credits classified as precautionary. These guidelines were reflected in the Regulation on Supervision of Banking Business prescribed by the Financial Service Commission in November 2002.

     The Bank for International Settlements adopted changes to its capital adequacy standards to take into account market risk from equity securities, foreign exchange and derivative instruments held by banks. These changes have become applicable to most Korean banks commencing in 2002. Before 2002, all assets received risk weighting according to the risk weights applicable to the type of assets. For example, assets relating to government received a risk weigh of 0%, assets relating to securities companies and banks received a 20% risk weight and assets relating to general corporate received a risk weight of 100%. Starting from 2002, risk weights for assets that are subject to market risks, such as trading securities, foreign exchange and interest rate, are calculated in accordance with a formula based on market risk.

 LIQUIDITY

     All banks are required to match the maturities of their assets and liabilities in accordance with the Bank Act in order to ensure adequate liquidity. Banks may not invest in excess of an amount exceeding 60% of their Tier I and Tier II capital (less any capital deductions) in stocks and other securities with a remaining to maturity of over three years. However, this stipulation does not apply to government bonds or to Monetary Stabilization Bonds issued by the Bank of Korea.

     In 1999, the Financial Supervisory Commission adopted a new requirement to ascertain a bank's liquidity. Starting from January 1, 1999, the Financial Supervisory Commission requires each Korean bank to maintain a Won liquidity ratio (defined as Won assets due within three months, including marketable securities, divided by Won liabilities due within three months) of not less than 100% and to make quarterly reports to the Financial Supervisory Service. The Financial Supervisory Commission also requires each Korean bank to (1) maintain a foreign currency liquidity ratio (defined as foreign currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%, (2) maintain a ratio of foreign currency liquid assets due within seven days less foreign currency liabilities due within seven days, divided by total foreign-currency assets of not less than 0% and (3) maintain a ratio of foreign currency liquid assets due within a month less foreign currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%. The Financial Supervisory Commission also requires each Korean bank to submit monthly reports with respect to maintenance of these ratios.

     The Monetary Policy Committee is empowered to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 5.0% of average balances for Won currency demand deposits outstanding, 1.0% of average balances for Won currency employee asset establishment savings deposits, employee long-term savings deposits, employee house purchase savings
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deposits, long-term house purchase savings deposits, household long-term savings deposits and employee preferential savings deposits outstanding and 2.0% of average balances for Won currency time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to savings deposits outstanding and a 5% minimum reserve ratio is applied to demand deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by foreign exchange banks.

 FINANCIAL EXPOSURE TO ANY INDIVIDUAL CUSTOMER AND MAJOR SHAREHOLDERS

     Under the Bank Act, the sum of large exposures by a bank, that is, the total sum of its credits to single individuals, juridical persons or business groups that exceed 10% of the sum of Tier I and Tier II capital (less any capital deductions), must not exceed five times the sum of Tier I and Tier II capital (less any capital deductions), subject to certain exceptions. Beginning on January 1, 2000, subject to certain exceptions, no bank is permitted to extend credit (including loans, guarantees, purchases of securities (only in the nature of a credit) and such other transactions which directly or indirectly create credit risk) in excess of 20% of the sum of Tier I and Tier II capital (less any capital deductions) to a single individual or juridical person, and no bank may grant credit in excess of 25% of the sum of Tier I and Tier II capital (less any capital deductions) to a single group of companies that belong to the same conglomerate as defined in the Monopoly Regulations and Fair Trade Act.

     Pursuant to an amendment to the Bank Act, which became effective on July 28, 2002, the restrictions on extending credits to a major shareholder have been amended. The definition of a "major shareholder" is as follows:

     - a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Enforcement Decree of the Bank Act) in excess of 10% (or in the case of regional banks, 15%) in the aggregate of the bank's total issued voting shares; or

     - a shareholder holding (together with persons who have a special relationship with such shareholder as defined in the Enforcement Decree of the Bank Act) more than 4% in the aggregate of the bank's (excluding regional banks) total issued voting shares (excluding shares relating to the shareholding restrictions on nonfinancial group companies, which include:

             1. any same shareholder group with the aggregate net assets of all nonfinancial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are company of such group;

             2. any same shareholder group with aggregate assets of all nonfinancial companies belonging to such group of not less than W2 trillion; or

             3. any mutual fund in which a same shareholder group identified in
        (1) or (2) above, owns more than 4% of the total shares issued and outstanding),

        where such shareholder is the largest shareholder or is able to actually control the major business affairs of the bank, for example, through appointment and dismissal of the chief executive officer or of the majority of the executives.

     According to such amendment, banks are prohibited from extending credits in the amount greater than the lesser of (1) 25% of the sum of such bank's Tier I and Tier II capital (less any capital deductions) or (2) the relevant major shareholder's shareholding ratio multiplied by the sum of the bank's Tier I and Tier II capital (less any capital deductions) to a major shareholder (together with persons who have special relationship with such major shareholder as defined in the Enforcement Decree of the Bank Act). Also, no bank is allowed to grant credit to all of its major shareholders in excess of 25% of its Tier I and Tier II capital (less any capital deductions).

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 INTEREST RATES

     Korean banks remain dependent on the acceptance of deposits as their primary source of funds. There are no legal controls on interest rates on loans in Korea. Historically, interest rates on deposits and lending rates were regulated by the Monetary Board of the Bank of Korea. Under the government's Financial Reform Plan issued in May 1993, controls on deposit interest rates in Korea have been gradually reduced. Restrictions were removed in stages with respect to interest rates on most time deposits and savings deposits in 1994 and 1995. In July 1997, restrictions on all interest rates, except demand deposits, were removed. As a result of the government's deregulation program, the interest income generated by our banking operation's loan portfolio and the interest expense resulting from deposits are determined to a greater extent than in the past by market interest rates and the Bank of Korea monetary policy, including deposit reserve requirements. Deregulation of interest rates on deposits has increased competition for deposits based on interest rates offered and therefore may increase our banking operation's interest expense.

 LENDING TO SMALL- AND MEDIUM-SIZED ENTERPRISES

     In order to obtain funding from the Bank of Korea at concessionary rates for their small- and medium-sized enterprise loans, banks are required to extend to small- and medium-sized enterprises a certain, minimum percentage of any monthly increase in their Won currency lending. Currently, this minimum percentage is 45% in the case of nationwide banks and 60% in the case of regional banks. If a bank does not comply with the foregoing, all or a portion of the Bank of Korea funds provided to such bank in support of loans to small-and medium-sized enterprises may have to be prepaid to the Bank of Korea or the credit limit from the Bank of Korea for such bank may be decreased.

 DISCLOSURE OF MANAGEMENT PERFORMANCE

     For the purpose of reinforcing mandatory disclosure of management performance so that the general public, especially depositors and stockholders, will be in a better position to monitor banks, the Financial Supervisory Commission requires commercial banks to disclose certain matters as follows:

          1. loans bearing no profit made to a single business group in an amount exceeding 10% of the sum of the bank's Tier I and Tier II capital (less any capital deductions) as of the end of the previous month (where the loan exposure to such borrower is calculated as the sum of substandard credits, doubtful credits and estimated loss credits) except where the loan exposure to a single business group is not more than W4 billion;

          2. any financial incident involving embezzlement, malfeasance or misappropriation of funds the amount of which exceeds 1% of the sum of the bank's Tier I and Tier II capital (less any capital deductions) occurs, unless the bank has lost or expects to lose not more than 1 billion as a result thereof, or the Governor of the Financial Supervisory Service has made a public announcement regarding such an occurrence; and

          3. any loss due to court judgments or similar decisions in civil proceedings in an amount exceeding 1% of the sum of the bank's Tier I and Tier II capital (less any capital deductions) as of the end of the previous month except where the loss is not more than 1 billion.

 RESTRICTIONS ON LENDING

     According to the Bank Act, commercial banks are prohibited from making any of the following categories of loans:

     - loans made for the purpose of speculation in commodities or securities;

     - loans made directly or indirectly on the pledge of a bank's own shares, or on the pledge of shares in excess of 20% of the issued and outstanding shares of any other corporation (subject to certain exceptions with respect to financing for infrastructure projects);

     - loans made directly or indirectly to enable a natural or juridical person to buy the bank's own shares;
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     - loans made directly or indirectly to finance political campaigns and other activities;

     - loans made to any of the bank's officers or employees other than petty loans of up to (1) W20 million in the case of a general loan, (2) W50 million in the case of a general loan plus a housing loan, or (3) W60 million in the aggregate for general loans, housing loans and loans to pay damages arising from wrongful acts of employees in financial transactions;

     - credit (including loans) provided on the pledge of shares of a subsidiary corporation of the bank or to enable a natural or juridical person to buy shares of a subsidiary corporation of the bank; and

     - loans made to any officers or employees of a subsidiary corporation of the bank other than petty loans of up to W20 million in the case of a general loan or W50 million in the aggregate in the case of general and housing loans.

 RESTRICTIONS ON INVESTMENTS IN PROPERTY

     A bank may possess real estate property only to the extent necessary for the conduct of its business; provided that the aggregate value of such real estate property must not exceed 60% of the sum of its Tier I and Tier II capital (less any capital deductions). Any property acquired by a bank (1) through the exercise of its rights as a secured party or (2) the acquisition of which is prohibited by the Bank Act must be disposed of within one year, subject to certain exceptions.

 RESTRICTIONS ON SHAREHOLDINGS IN OTHER COMPANIES

     Under the amended Bank Act, which became effective on July 28, 2002, restrictions against banks owning shares in other banking institutions have been abolished. In addition, in principle, a bank may not own more than 15% of shares outstanding with voting rights of another company, except, among other reasons,
(1) where the company issuing such shares is engaged in category of financial businesses set forth by the Financial Supervisory Commission or where the acquisition of shares by the bank is necessary for the corporate restructuring of the issuer and is approved by the Financial Supervisory Commission and (2) where the total investment in companies in which the bank owns more than 15% of the outstanding shares with voting rights does not exceed 15% of the sum of Tier I and Tier II capital (less any capital deductions) or where the acquisition satisfies the requirements determined by the Financial Supervisory Commission.

     According to an amendment to the Bank Act, which became effective on July 28, 2002, a bank using its bank accounts and its trust accounts is not permitted to acquire the shares issued by the Major Shareholder of such bank in excess of an amount equal to 1% of the sum of Tier I and Tier II capital (less any capital deductions).

 RESTRICTIONS ON BANK OWNERSHIP

     Under an amendment to the Bank Act, which became effective on July 28, 2002, subject to certain exceptions, a single shareholder and persons who stand in a special relationship with such shareholder (as described in the Enforcement Decree to the Bank Act) may acquire beneficial ownership of up to 10% of a nationwide bank's total issued and outstanding shares with voting rights and up to 15% of a regional bank's total issued and outstanding shares with voting rights. The government, the Korea Deposit Insurance Corporation and financial holding companies qualifying under the Financial Holding Company Act are not subject to such ceilings. However, nonfinancial group companies (i.e., (1) any same shareholder group with an aggregate net assets of all nonfinancial companies belonging to such group of not less than 25% of the aggregate net assets of all members that are corporations of such group, (2) any group with aggregate assets of all nonfinancial companies belonging to such group of not less than W2 trillion or (3) any mutual fund in which a same shareholder group, as described in items (1) and (2) above, owns more than 4% of the total shares issued and outstanding) may not acquire beneficial ownership of shares of a nationwide bank in excess

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of 4% of such bank's outstanding voting shares, provided that such nonfinancial group companies may acquire beneficial ownership of:

          1. up to 10% of a nationwide bank's outstanding voting shares with the approval of the Financial Supervisory Commission under the condition that such nonfinancial group companies will not exercise voting rights in respect of such shares in excess of the 4% limit; and

          2. in the event that a foreigner, as defined in the Foreign Investment Promotion Act, owns in excess of 4% of a nationwide bank's outstanding voting shares, up to 10% of such bank's outstanding voting shares without the approval of the Financial Supervisory Commission, and in excess of 10%, 25% or 33% of such bank's outstanding voting shares, with the approval of the Financial Supervisory Commission, up to the number of shares owned by such foreigner.

     In addition, any person (whether a Korean national or a foreigner), with the exception of nonfinancial group companies described above, may also acquire in excess of 10% of a nationwide bank's total voting shares issued and outstanding, provided that an approval from the Financial Supervisory Commission is obtained in instances where the total holding exceeds 10% (or 15% in the case of regional banks), 25% or 33% of the bank's total voting shares issued and outstanding.

 DEPOSIT INSURANCE SYSTEM

     The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Bank Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank's insurable deposits in any given year. The current insurance premium is 0.025% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of W50 million for deposits and interest, regardless of when the deposits were made and the size of the deposits. However, the maximum limit of W50 million is not applicable to interest-free settlement accounts (for example, a checking account) during the period from January 1, 2001 to December 31, 2003.

 RESTRICTIONS ON FOREIGN EXCHANGE POSITION

     Under the Korean Foreign Exchange Transaction Regulations, a bank's net overpurchased and oversold positions are each limited to 20% of the stockholders' equity as of the end of the prior month.

 TRUST BUSINESS

     A bank that intends to enter into the trust business must obtain the approval of the Financial Supervisory Commission. Trust activities of banks are governed by the Trust Act and Trust Business Act. Banks engaged in the banking business and trust business are subject to certain legal and accounting procedures requirements, including the following:

          1. under the Bank Act, assets accepted in trust by a bank in Korea must be segregated from its other assets in the accounts of such bank; accordingly, banks engaged in the banking and trust businesses must maintain two separate accounts, the "banking accounts" and the "trust accounts," and two separate sets of records which provide details of their banking and trust businesses, respectively; and

          2. assets comprising the trust accounts are not available to depositors or other general creditors of such bank in the event the trustee is liquidated or is wound up.

     With respect to each unspecified money trust account for which a bank guarantees the principal amount and a minimum yield thereon, the bank must make a special reserve of 25% or more of fees and commissions from such trust account until the total reserve for such trust account equals 5% of the trust amount in such trust account. However, effective January 1, 1999, Korean banks have been prohibited from

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

offering new guaranteed fixed rate trust account products whose principal and interest are guaranteed by the bank.

     In addition, a trustee bank must deposit with a court an amount equal to 0.05% of its paid-in capital each year until the aggregate amount of such court deposits reaches 10% or more of its paid-in capital. In the event that a trustee bank breaches its duty of care as a trustee and causes loss to its customers, the court deposits will be available as compensation for such loss.

 LAWS AND REGULATIONS GOVERNING OTHER BUSINESS ACTIVITIES

     To enter the foreign exchange business, a bank must register with the Ministry of Finance and Economy. The foreign exchange business is governed by the Foreign Exchange Transaction Law. To enter the securities business, a bank must obtain the permission of the Financial Supervisory Commission. The securities business is governed by regulations under the Korean Securities and Exchange Act. Pursuant to the above-mentioned laws, we are permitted to engage in the foreign exchange business, sale of securities under repurchase agreements, governmental/public bond underwriting business and governmental bond dealing business.

REGULATIONS APPLICABLE TO CREDIT CARD COMPANIES

 GENERAL

     The credit card business is regulated and governed by the Specialized Credit Financial Business Act. The Specialized Credit Financial Business Act, enacted on August 28, 1997 and last amended on August 26, 2002, establishes guidelines on capital adequacy and provides for other regulations relating to the supervision of credit card companies. The Specialized Credit Financial Business Act delegates regulatory authority over credit card companies to the Financial Supervisory Commission and its executive body, the Financial Supervisory Service. Any person wishing to engage in the credit card business must obtain a license from the Financial Supervisory Commission.

 RESTRICTIONS ON SCOPE OF BUSINESS

     Under the Specialized Credit Financial Business Act, a credit card company may conduct only the following types of business: (i) credit card business as licensed pursuant to the Specialized Credit Financial Business Act; (ii) the businesses ancillary to the credit card business, (i.e., providing funds to existing credit card members, issuing and settling of debit cards and issuing, selling and settling of pre-paid cards); (iii) provision of unsecured or secured loans; (iv) notes discount; (v) purchase, management and collection of account receivables originated by companies in the course of providing goods and services; (vi) provision of payment guarantee; (vii) asset management business under the Asset Backed Securitization Act; (viii) credit investigation; and (ix) other incidental businesses related to the foregoing.

 CAPITAL ADEQUACY

     The Specialized Credit Financial Business Act provides for a minimum paid-in capital amount of: (i) W20 billion in the case of a specialized credit financial business company which wishes to engage in no more than two kinds of core businesses (i.e. credit card, installment finance, leasing and new technology business) and (ii) W40 billion in the case of an specialized credit financial business company, which wishes to engage in three or more kinds of core businesses.

     Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a capital adequacy ratio (adjusted equity capital/adjusted total asset). The total Tier I and Tier II capital adequacy ratio of a credit card company must be 8% or more.

     Under the Specialized Credit Financial Business Act and regulations thereof, the minimum ratio of allowances for losses on loans, leased assets and suspense receivables as of the date of accounting settlement (including semiannual preliminary accounts settlement) would be 0.5% of normal assets, 1% of precautionary assets and 20% of substandard assets, 75% of doubtful assets and 100% of estimated loss assets, and the minimum ratio of allowances for losses on credit card receivables and cash advances would be 1% of normal assets, 0.5% of the amount calculated by deducting sum of cash advances which were actually drawn by card members, from the maximum limit of sum of cash advances times 0.75 (excluding the maximum limit of sum of cash advances for card members who have not drawn cash advances for the latest 6 months), 12% of precautionary assets and 20% of substandard assets, 60% of doubtful assets and 100% of estimated loss assets.

 LIQUIDITY

     Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company must maintain a Won liquidity ratio (Won-denominated current assets/Won-denominated current liabilities) of 100% or more. In addition, once a credit card company is registered as a foreign exchange business institution with the Ministry of Finance and Economy, such credit card company is required to (1) maintain a foreign-currency liquidity ratio (defined as foreign-currency liquid assets due within three months divided by foreign-currency liabilities due within three months) of not less than 80%,
(2) maintain a ratio of foreign-currency liquid assets due within seven days less foreign-currency liabilities due within seven days, divided by total foreign-currency assets of not less than 0% and (3) maintain a ratio of foreign-currency liquid assets due within a month less foreign-currency liabilities due within a month, divided by total foreign-currency assets, of not less than negative 10%. The Financial Supervisory Commission requires a credit card company to submit quarterly reports with respect to maintenance of these ratios.

 RESTRICTIONS ON FUNDING

     Under the Specialized Credit Financial Business Act, a credit card company may raise funds using only the following methods: (i) borrowing from financial institutions, (ii) issuing corporate debentures or notes, (iii) selling securities held by the credit card company, (iv) transferring claims held by the credit card company, (v) transferring claims held by the credit card company in connection with its businesses, or (vi) issuing securities backed by the claims held by the credit card company relating to its businesses.

     Further, the credit card company may borrow funds offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Ministry of Finance and Economy.

     With respect to the issuance of debentures and notes, the credit card company may issue debentures up to an amount equal to ten times the company's total Tier I capital. In addition, a credit card company may issue, on a temporary basis, debentures exceeding the maximum limit for the purpose of redeeming the outstanding debentures, but must repay such outstanding debentures within one month after the date of issuance of new debentures.

 RESTRICTIONS ON LOANS TO AFFILIATE COMPANIES

     Under the Specialized Credit Financial Business Act and regulations thereof, a credit card company may not provide loans exceeding 100% of its equity capital, in the aggregate, to its specially related persons (as defined under the relevant laws) including, but not limited to, its affiliates.

 RESTRICTIONS ON ASSISTANCE TO OTHER COMPANIES

     Under the Specialized Credit Financial Business Act, a credit card company shall not engage in any of the following in conjunction with other financial institutions or companies; (i) holding voting shares under cross shareholding or providing credit for the purpose of avoiding the restrictions on loans to affiliate companies; (ii) acquiring shares under cross shareholding for the purpose of avoiding the limitation on purchase of its treasury shares under the Commercial Code or the Korean Securities and Exchange Act; or (iii) other acts which are likely to be very much against the interests of transaction parties as stipulated by the Enforcement Decree to the Specialized Credit Financial Business Act, which are not yet provided.

     A credit card company shall not grant credit for enabling to purchase the shares of such credit card company or to intermediate funds for the purpose of avoiding the restrictions on loans to affiliate companies.

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

 RESTRICTIONS ON INVESTMENT IN REAL PROPERTY

     Under the Specialized Credit Financial Business Act and the regulations thereof, the Financial Supervisory Commission may limit the maximum amount a credit card company may invest in real estate investments for business purposes up to a percentage equal to or in excess of 100% of its equity capital.

 RESTRICTIONS ON SHAREHOLDING IN OTHER COMPANIES

     Under the Specialized Credit Financial Business Act and the Law on Improvement of Structure of Financial Industry, a credit card company and its affiliate financial institutions (together a "group") are required to obtain prior approval of the Financial Supervisory Commission if such credit card company, together with its affiliate financial institutions, (i) owns 20% or more of voting shares outstanding of a target company or (ii) owns 5% or more of voting shares outstanding of a target company, and shall be deemed to have control of the target company, including being the largest shareholder of such target company or otherwise.

     The indirect subsidiary of the financial holding company is prohibited from controlling any other company.

 DISCLOSURE AND REPORTS

     Pursuant to the Specialized Credit Financial Business Act, a credit card company is required to disclose any material matters relating to management (ordinary disclosure) within four months (two months in the case of disclosure relating to the first half of the fiscal year) from the date of the closing of books for each fiscal year. Also, a credit card company is required to disclose certain matters (on-going disclosure) such as the occurrence of non-performing loans, a financial accident or the occurrence of losses exceeding certain amounts.

     A credit card company is required to submit its business reports and reports on actual results of management to the Financial Supervisory Commission through the Korea Non-Bank Financing Association within one month from the end of each quarter.

 RISK OF LOSS DUE TO LOST, STOLEN, FORGED OR ALTERED CREDIT CARDS

     Under the Specialized Credit Financial Business Act, upon notice from the holder of a credit card or debit card of its loss or theft, the credit card company is thereafter liable for any loss arising from the unauthorized use of credit cards or debit cards. Moreover, a credit card company shall bear the burden of responsibility arising from the use of forged or altered credit cards, debit cards and pre-paid cards. However, a credit card company may transfer all or part of its burden from risk of loss with respect to forged or altered credit cards, debit cards or pre-paid cards in the event of willful misconduct or gross negligence by holders of such cards; provided that the terms and conditions of the agreement entered between the credit card company and members of such cards specifically provides for instances in which the transfer of the risk of loss will be made from a credit card company to the holders of such cards.

     For purposes of the Specialized Credit Financial Business Act, willful misconduct or gross negligence is recognized in the event of (i) a disclosure of the password, whether made intentionally or through gross negligence, or (ii) the transfer of or giving as collateral, a credit card or debit card. Under the Specialized Credit Financial Business Act, a holder of a credit card or debit card will be liable for any losses arising from the unauthorized use of his or her credit card or debit card, up to a maximum of W100,000; provided, however, that such losses must not arise from such holder's willful misconduct or gross negligence. Such limitation on liability will be applicable whether the losses arose before or after notice from the holder of the loss or theft of his or her credit or debit card.

     The Specialized Credit Financial Business Act obligates a credit card company to institute appropriate measures such as establishing provisions, purchasing insurance or joining a cooperative association in order to fulfill its obligations due to the risk of loss from unauthorized use due to lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.

     In addition, the Specialized Credit Financial Business Act prohibits a credit card company from transferring to merchants the risk of loss arising from lost, stolen, forged or altered credit cards, debit cards or pre-paid cards.

     The Specialized Credit Financial Business Act provides that the Financial Supervisory Commission may either restrict the limit or take other necessary measures against a credit card company with respect to the following: (i) maximum limits for cash advances on credit cards; (ii) use restrictions on debit cards with respect to per day or per transaction usage; or (iii) aggregate issuance limits and maximum limits on the amount per card on pre-paid cards.

 LENDING RATIO IN ANCILLARY BUSINESS

     Pursuant to the Enforcement Decree of the Specialized Credit Financial Business Act which was newly provided for on June 29, 2002, a credit card company is required to maintain its aggregate quarterly average outstanding lending balance to credit card holders (including cash advances and credit card loans) at an amount that does not exceed its aggregate quarterly average outstanding credit card balance arising from the purchase of goods and services. This decree will be effective beginning December 31, 2003. Until December 31, 2004, those credit card receivables that have been already disposed of or sold by a credit card company will not be considered for purposes of calculating the outstanding credit card balance of credit card members. On March 17, 2003, the Government announced its plan to extend the grace period for the above lending restriction by one year.

     The Government has recently announced its plan to introduce a draft amendment to the Specialized Credit Financial Business Act to impose upon all specialized credit financial business companies similar lending restrictions as those imposed upon credit card companies in the manner described in the above paragraph within 2003. In particular, under such announcement, the amendment to the Specialized Credit Financial Business Act requires each Specialized Financial Business company to ensure that transactions entered into as part of the licensed or registered business of such company and which provide credit in connection with goods purchases (including among other things, factoring and purchase of promissory notes) do not exceed the volume of its lending transactions. The proposed amendment to the Specialized Credit Financial Business Act also provides for measures that would require credit card agents to register with the Korea Non-Bank Financing Association.

 ISSUANCE OF NEW CARDS AND SOLICITATION OF NEW CARD HOLDERS

     The Enforcement Decree to the Specialized Credit Financial Business Act establishes the conditions under which a credit card company may issue new cards and solicit new members. Specifically, new credit cards may be issued only to the following persons: (i) persons who are at the age of 18 years or more at the time of applying for issuance of a credit card; (ii) persons whose capability to pay bills as they come due, as determined according to standards established by the credit card company, is verified; and (iii) in the case of minors, persons who submit a guardian's consent along with documents evidencing income, such as an employment certificate or a tax certificate.

     In addition, a credit card company may not engage in the following methods of soliciting credit card members: (i) providing economic benefits or conditioning such benefits in excess of 10% of the annual credit card fee (in the case of no-annual fee credit cards, the average annual fees will be W10,000) in connection with issuance of credit cards; (ii) street solicitation of card members on roads and private roads as prescribed under the Road Act and Private Road Act, public place and along corridors used by the general public; and (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area.

 COMPLIANCE RULES ON COLLECTION OF RECEIVABLE CLAIMS

     A recent amendment to the Financial Supervisory Commission Supervisory Regulation of the Specialized Credit Financial Business Act effected on July 4, 2002 prescribes certain behavioral limits against credit card companies in connection with its collection efforts on receivable claims.

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

     Specifically, a credit card company may not engage in the following practices:

     - exerting violence or threat of violence;

     - demanding payment or pressuring a Related Party (a guarantor of the debtor, blood relative or fiancee of the debtor, a person living in the same household as the debtor or a person working in the same workplace as the debtor) without just cause with respect to payment for the obligations of the debtor;

     - providing false information relating to the debtor's obligation to the debtor or his/her Related Party;

     - providing false information or overstating the negative consequences of being registered as a person of poor credit;

     - threatening to sue or suing the debtor for fraud despite lack of affirmative evidence to establish that the debtor has submitted forged or false documentation with respect to his/her capacity to make payment;

     - visiting or telephoning the debtor during late hours between 21:00 -- 08:00 hours; or

     - utilizing other uncustomary methods to collect the receivables thereby injuring the privacy or the peacefulness in the workplace of the debtor or his/her related party.

REGULATIONS APPLICABLE TO SECURITIES COMPANIES

  GENERAL

     The securities business is regulated and governed by the Securities and Exchange Act of 1976, as amended (the "Securities and Exchange Act"). Securities companies are under the regulation and supervision of the Financial Supervisory Commission, the Securities Supervisory Service and the Securities and Futures Commission.

     Under the Securities and Exchange Act, permission to commence a brokerage business, a dealing business or an underwriting business must be obtained from the Financial Supervisory Commission. A securities company may also engage in certain businesses ancillary to the primary business without obtaining any separate license and certain other additional businesses by obtaining separate licenses from the Financial Supervisory Commission. Permission to merge with any other entity or transfer all or a part of a business must also be obtained from the Financial Supervisory Commission.

     If the Korean government deems a securities company's financial condition to be unsound or if a securities company fails to meet the applicable Net Operating Equity Ratio (as defined below), the government may order any of the following:

     - a stock cancellation or consolidation;

     - a transfer of business;

     - closing of branch offices;

     - a merger with other financial institutions;

     - a suspension of a part or all of business operation; or

     - an assignment of contractual rights and obligations relating to financial transactions.

  REGULATIONS ON FINANCIAL SOUNDNESS

     The financial soundness of a securities company is to be assessed under the regulations of the Financial Supervisory Commission in accordance with the net operating equity ratio of the company, which is to be calculated as follows and to be expressed as a percentage.

     Net operating equity ratio = Net operating equity/Total risk X 100

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

     The terms "Net Operating Equity" and "Total Risk" for the purpose of the above-stated formula are defined and elaborated in the regulations of the Financial Supervisory Commission. Generally, the net operating equity and the Total risk is to be calculated according to the following formula:

     Net operating equity = Net assets (total assets - total
                            liabilities) - total deductible items
                            + total addible items

     Total risk = market risk + counterparty risk + basic risk
                  + credit concentration risk - risk offsetting factor

     The regulations of the Financial Supervisory Commission requires securities companies to maintain the net operating equity ratio at a level equal to or higher than 150%, in principle, at the end of the each half of the fiscal year.

     In addition, a securities company should set aside, as a legal reserve, 10% of the net profit in each fiscal year until the reserve reaches 50% of the operating fund.

  OTHER PROVISIONS ON FINANCIAL SOUNDNESS

     The Securities and Exchange Act, the Enforcement Decree of the Securities and Exchange Act and the regulations of the Financial Supervisory Commission also include certain provisions which are designed to regulate certain types of activities relating to the management of the assets of a securities company. Such provisions include:

     - restrictions on the holdings by a securities company of securities issued by another company which is the largest shareholder or the major shareholder (each as defined under the Securities and Exchange Act) of such securities company;

     - restrictions on providing money or credit to the largest shareholder, major shareholders, officers and specially-related persons of the securities company; and

     - special provisions concerning the payment guarantee by a securities company. For instance, a securities company is not allowed to provide payment guarantees for third parties other than its overseas subsidiaries. Also, a securities company is prohibited from providing new guarantees for corporate bonds, except for roll-over guarantees in connection with repayment of bonds previously guaranteed by the securities company with certain restrictions.

     A securities company may invest in shares, bonds (whether or not listed or unlisted) and stock price index futures/options. However, a securities company is not permitted to enter into cross-border financial futures, swaps, options and other derivative transactions without obtaining a prior approval of the Bank of Korea.

  BUSINESS CONDUCT RULES

     Effective May 2001, the Financial Supervisory Commission adopted the "business conduct rules" applicable to securities companies. The business conduct rules impose greater responsibilities on securities companies, strictly banning unfair practices such as front running or scalping and ensuring suitability of investment solicitation by securities companies.

  DISCLOSURE AND REPORTS

     Pursuant to the Securities and Exchange Act, a securities company is required to disclose certain material matters including (i) financial condition, and profit and loss of the securities company, (ii) any sanctions levied on the securities company under the Securities and Exchange Act or any corrective measures or sanctions under the Law on Improvement of Structure of Financial Industry or (iii) occurrence of any matters which may have a material adverse effect to the operation or management of the securities company.

     A securities company is also required to submit reports on actual results of management to the Financial Supervisory Commission within 45 days from the end of each quarter.
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

  CUSTOMER PROTECTION

     Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent's creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

     As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company's bankruptcy, liquidation, cancellation of securities business license or other insolvency events. Securities companies pay the premiums related to this insurance. Pursuant to the Securities and Exchange Act, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

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

                                   PROPERTIES

SHINHAN FINANCIAL GROUP

     Our registered office and corporate headquarters are located at 120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea. Information regarding certain of our properties in Korea is presented in the following table:

                                                                                    AREA (SQUARE METERS)
                                                                                  -------------------------
                                                                                                  SITE
TYPE OF FACILITY                                        LOCATION                  BUILDING   (IF DIFFERENT)
----------------                         --------------------------------------   --------   --------------
Registered office and Corporate
  Headquarters.........................  120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul    59,743        4,416
                                         100-102, Korea
IT Center..............................  781, Janghang-Dong, Ilsan-Gu,             24,496        5,856
                                         Goyang-Si, Kyunggi Province, Korea
Good Morning Shinhan Securities........  23-2, Yoido-Dong, Youngdungpo-Gu,         70,170        4,765
                                         Seoul, Korea 150-312

     As of December 31, 2002, through Shinhan Bank, we had a countrywide network of 341 branches. Approximately 21% of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. As of December 31, 2002, Good Morning Shinhan Securities had 95 branches of which we own 12 (in other words, 13%) of the buildings in which the facilities are located. Lease terms are generally from two to three years and seldom exceed five years. We house our central mainframe computer system at its information technology center in Ilsan, one of the suburban districts outside of Seoul. We do not own any material properties outside of Korea.
     The net book value of all the properties owned by us at December 31, 2002 was W565 billion.

CHOHUNG BANK

     Chohung Bank's registered office and corporate headquarters are located at 14, 1-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea. Information regarding certain of Chohung Bank's properties in Korea is presented in the following table:

                                                                                    AREA (SQUARE METERS)
                                                                                  -------------------------
                                                                                                  SITE
TYPE OF FACILITY                                        LOCATION                  BUILDING   (IF DIFFERENT)
----------------                         --------------------------------------   --------   --------------
Registered office and Corporate
  Headquarters.........................  14, 1-Ga, Namdaemun-Ro, Jung-Gu,          20,379        6,724
                                         Seoul, Korea
Centennial Building....................  117, Samgak-Dong, Jung-Gu, Seoul,         19,697        1,389
                                         Korea
IT Center..............................  731, Yoksam-Dong, Kangnam-Gu, Seoul,      23,374        7,964
                                         Korea
Myongdong Branch.......................  53-1, 1-Ga, Myong-Dong, Jung-Gu,           8,936        1,014
                                         Seoul, Korea
Youngdungpo Branch.....................  57, 4-Ga, Youngdungpo-Dong,                6,171        1,983
                                         Youngdungpo-Gu, Seoul, Korea
Cheongju IT Back-up Center.............  1704-Ga, Yongam-Dong, Sangdang-Gu,         5,756        6,398
                                         Cheongju-Si, Chungcheongbuk-Do

     Chohung Bank's principal establishment is its headquarters building located in Seoul, Korea, which it owns. In addition, Chohung Bank owns or leases various land and buildings for its branches. As of December 31, 2002, Chohung Bank had a countrywide network of 536 branches. Approximately 37% of these facilities are housed in buildings owned by us, while the remaining branches are leased properties. Lease terms are generally from two to three years and seldom exceed five years. Chohung Bank's central mainframe computer system is located at its information technology center in Kangnam-Gu, Seoul and the back-up center is located separately in Chungju, Korea.

     The net book value of all the properties owned by Chohung Bank at December 31, 2002 was W549 billion. Chohung Bank does not own any material properties outside of Korea.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

                                    OVERVIEW

THE KOREAN ECONOMY

     Economic conditions in Korea, elsewhere in Asia, in the United States and elsewhere in the world materially affect our business. Financial turmoil in Asia in the late 1990's adversely affected the Korean economy and in turn Korean financial institutions. In 1997 and 1998, Korea experienced a severe financial and economic downturn characterized by, among other things, significant corporate failures, instability in the financial sector, credit and liquidity concerns and volatility in the domestic financial and currency markets. In response, the International Monetary Fund provided a financial aid package to Korea and in late 1997, the government initiated a comprehensive program to address some of the structural weaknesses in the Korean economy. As part of that program, there have been certain significant changes in regulations specifically affecting financial institutions, including changes in loan classification and loss provisioning guidelines, Korean GAAP, securities valuation methods and liquidity requirements.

     As a result of the downturn, in 1998 there was a general increase in interest rates in Korea and we experienced a decrease in the demand for loans and other products. In addition, Shinhan's general level of non-performing loans increased. During 1999 and 2000, financial and economic conditions began to improve in Korea. The general level of interest rates decreased, demand for financial products increased, and Shinhan's overall level of non-performing loans decreased. Chohung Bank experienced significant losses in its large corporate loan portfolio that led to government intervention and a support package. As a result, Korea Deposit Insurance Corporation acquired 80.04% of the outstanding shares of Chohung Bank. After the government intervention, Chohung Bank continued to be adversely affected by its exposure to the large corporate sector. During 1999 and 2000, financial and economic conditions began to improve in Korea. The general level of interest rates decreased and demand for financial products increased and Chohung Bank diversified its business into the retail, credit card and small- and medium-sized enterprises markets.

     Deterioration in the Korean economy can also occur as a result of deterioration in the global economic conditions. The worldwide economy has been in a slump since the beginning of 2001, as the United States and other G8 countries have experienced recessionary conditions which have been exacerbated by the terrorist attacks in the United States on September 11, 2001, the looming prospect of war in Iraq throughout much of 2002, on-going tensions between the United States and North Korea and the impact of SARS, on global exports or GDP growth rates. Any prolonged stagnation or future deterioration in global economic conditions would continue to have an adverse impact on the Korean economy and in turn on us or Chohung Bank.

GOVERNMENT REGULATION AND POLICY

     Over the past twelve years successive Korean government administrations have taken steps to reform the Korean economy in line with prevailing international standards. The reforms have focused on restructuring the large corporate sector and reducing Chaebol influence; modernizing the banking sector to eliminate policy lending and most interest rate regulations, to improve credit risk evaluation and provisioning, and to increase transparency; creating a more liquid and efficient domestic capital market; and fostering changes in the law to support these developments. This ongoing proactive government role has had, and will continue to have, a profound effect on the Korean banking sector. Over the past several years nationwide banks have undergone consolidation and banks lending primarily to large corporate borrowers, including Chohung Bank, have shifted their focus to the retail and SME sectors. This shift has led to very intense competition in sectors which have historically been our principal markets. The result so far has been a major increase in retail sector lending levels, including credit cards and home mortgages, with attendant pressures on margins and credit quality for the sector as a whole. Government initiatives to further regulate this sector have also affected the market. We expect that the current focus on SME lending will lead to competitive pressures and possibly regulatory initiatives in this segment as well. Our ability and Chohung Bank's ability to anticipate and respond to government initiatives and their competitive implications will have a significant effect on the future performance of us and Chohung Bank.

INTEREST RATES

     Over the past ten years Chohung Bank and we have operated in environments characterized by high interest rates, periods of significant interest-rate volatility and low interest rates. The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

                                                                                           CERTIFICATE
                                                            CORPORATE       TREASURY        OF DEPOSIT
                                                          BOND RATES(1)   BOND RATES(2)      RATES(3)
                                                          -------------   -------------   --------------
June 30, 1998...........................................      16.00            N/A            16.30
December 31, 1998.......................................       8.00           6.95             7.70
June 30, 1999...........................................       7.96           7.20             6.35
December 31, 1999.......................................       9.95           9.03             7.34
June 30, 2000...........................................       9.37           8.31             7.18
December 31, 2000.......................................       8.13           6.70             6.87
June 30, 2001...........................................       7.10           5.93             5.57
December 31, 2001.......................................       7.04           5.91             4.86
June 30, 2002...........................................       6.59           5.66             4.91
December 31, 2002.......................................       5.68           5.11             4.90
March 31, 2003..........................................       5.38           4.62             4.70
June 30, 2003...........................................       5.45           4.16             4.30

---------------

Source: The Bank of Korea.

N/A = not available.

Notes:

(1) Measured by the yield on three-year AA- rated corporate bonds.

(2) Measured by the yield on three-year treasury bonds.

(3) Measured by the yield on certificates of deposit (with maturity of 91 days).

     Interest rate movements on the asset and liability side have often been divergent, both in terms of the size of the movement as well as the timing thereof, and the movements together with this divergence have had a significant impact on our margins and Chohung Bank's margins, particularly with respect to financial products that are sensitive to such fluctuations. We and Chohung Bank continually manage our respective balance sheet to minimize volatility exposure, but the impact has been, and may continue to be, significant in analyzing period-to-period margin comparisons and the trends that they may indicate for our business and Chohung Bank's business.

                            SHINHAN FINANCIAL GROUP

     You should read the following discussion and analysis of the Group's financial condition and results of operations together with the Group's consolidated financial statements included in this document. The following discussion is based on the Group's consolidated financial statements, which have been prepared in accordance with U.S. GAAP, and does not include a discussion of Chohung Bank. For a discussion and analysis of Chohung Bank's financial condition and results of operations, see "-- Chohung Bank".

FINANCIAL HOLDING COMPANY RESTRUCTURING

     On September 1, 2001, the Group restructured its corporate existence as a financial holding company by exchanging the shares of the Group's common stock for the respective shares of common stock held by the shareholders of Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. Upon the successful restructuring into a financial holding company, Shinhan Bank, Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company have all become the Group's wholly-owned subsidiaries. This restructuring has been accounted for using the purchase method of accounting, with Shinhan Bank being the accounting acquirer. The Group's consolidated financial statements prior to September 1, 2001 reflect the historical financial results of operations and financial position of Shinhan Bank.

FINANCIAL IMPACT OF ACQUISITIONS

  ACQUISITION OF GOOD MORNING SECURITIES

     During 2002, through a series of transactions, we acquired 31.7% of common stock (or 30.7% of voting equity securities) of Good Morning Securities. Subsequently, we merged Shinhan Securities into Good Morning Securities and renamed it Good Morning Shinhan Securities. As of December 31, 2002, following the foregoing transactions, we effectively owned 60.5% of Good Morning Shinhan Securities. The total fair value of net assets acquired amounted to W237 billion. In connection with this acquisition, the Group recorded goodwill of W285 billion, of which W247 billion relates to the brokerage unit and W38 billion relates to the capital markets unit, a component of the Group's business. In addition, W80 billion of the intangible assets, primarily the brokerage relationship intangible assets, were acquired.

     Later in 2002, however, the Group recorded W137 billion of impairment loss on goodwill due to a severe downturn in market conditions affecting Good Morning Shinhan Securities in the last six months of 2002, which deterioration is continuing. We believe that this market downturn is due primarily to:

     - the uncertainties of the global economy following the terrorist attack in Bali, Indonesia and as the Iraqi war began to unfold;

     - the uncertainties of the Korean economy due to the presidential election in late 2002 and increased tensions on the Korean peninsula with North Korea reported to have resumed its nuclear program; and

     - significant deterioration of the financial market and a 40% decline in the share price of Good Morning Shinhan Securities since the acquisition.

     These adverse market developments have resulted in a significant decline in the market trading volume of the Good Morning Shinhan Securities' brokerage unit, negatively impacting brokerage commission income, which is the main source of revenue for the brokerage unit. In addition, anticipated growth in the futures and options market and beneficial certificate products did not occur. This was further aggravated by a decline in the market share of Good Morning Shinhan Securities since the acquisition, which contradicted our original projection at the time of acquisition. The downturn in market conditions also had a negative impact on profits generated from proprietary trading at the capital market unit of Good Morning Shinhan Securities, resulting in a significant decline in the value of the capital market unit.

     The period-to-period comparison of our results of operations from Good Morning Shinhan Securities in 2001 and 2002 is not meaningful for the following reasons. Prior to the Group's restructuring into a financial holding company, Shinhan Securities was not consolidated in the Group's financial statements. Following the restructuring on September 1, 2001, Shinhan Securities became subject to consolidation and, for accounting purposes, the results of operations of Shinhan Securities from July 1, 2001 to December 31, 2001 were reflected in the Group's consolidated results of operations for the year ended December 31, 2001. The Group's consolidated results of operations for the year ended December 31, 2002 reflect a combination of the results of operations of Shinhan Securities from January 1 to July 31, 2002, the merger effective date for accounting purposes, and the results of operations of Good Morning Shinhan Securities, the new merged entity following the Group's acquisition of Good Morning Securities, from August 1, 2002 to December 31, 2002. In respect of the Group's balance sheet, the Group's acquisition of Good Morning Securities has also resulted in an increase in the Group's assets and liabilities by W1,207 billion and W854 billion, respectively, as of July 31, 2002.

  ACQUISITION OF JEJU BANK

     On April 4, 2002, the Group acquired 51% of the total outstanding common stock of Jeju Bank from Korea Depository Insurance Corporation and subsequently increased the Group's ownership to 62% on July 5, 2002. The total purchase price was approximately W43 billion in cash. The acquisition of Jeju Bank was accounted for under the purchase method of accounting and has been reflected in the Group's consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to W69 billion. In connection with this acquisition, the Group recorded core deposit intangible assets aggregating W17 billion. In addition, a negative goodwill of W26 billion was recognized. The negative goodwill was allocated to identifiable intangible assets and premises and equipment on a pro rata basis.

  SPIN-OFF OF SHINHAN CARD

     On June 4, 2002, the Group spun off its credit card business, which was previously managed and run by Shinhan Bank, into Shinhan Card Co., Ltd., a "monoline" credit card subsidiary. As a result of the spin-off, Shinhan Card was required to obtain its own funding, primarily through the issuance of short-term corporate debt securities with maturities of less than one year and commercial papers with maturities of three months. The amount of short-term borrowings of Shinhan Card was W1,634 billion as of December 31, 2002. While the Group, at the holding company level, may provide long-term funding to Shinhan Card, the Group is subject to certain regulatory limitations. See "-- Liquidity and Capital Resources".

     With the deterioration in asset quality of Korean credit card companies and investors' reluctance to invest in corporate debt securities of credit card companies, many credit card companies, including Shinhan Card, have begun to experience financial and liquidity difficulties. In respect of Shinhan Card, these change of events has led to increased funding requirements at the holding company level to provide liquidity support for our credit card operations, subject to regulatory and internal limitations described above. The Group's long-term debt, as a result, increased in the first half of 2003 and is expected to continue to increase throughout 2003. In addition, to the extent that Shinhan Card needs funding in excess of what the holding company's is able to provide, Shinhan Card will be compelled to seek its own funding in an environment unfavorable to it, resulting in increased funding costs and/or liquidity difficulties for Shinhan Card and us.

CRITICAL ACCOUNTING POLICIES

     The Group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments, involving significant estimates and assumptions, in the application of certain accounting policies about the effects of matters that are inherently uncertain. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time could materially impact amounts reported in the financial statements as a result of the use of different estimates and assumptions. Certain accounting policies, by their nature, have a greater reliance on the use of estimates and assumptions, and could produce results materially different from those originally reported.

     Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, the relatively more significant accounting policies followed by the Group have been identified by management as the determination of the allowance for loan losses, the valuation of financial instruments and accounting for goodwill and income tax. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. The following is a discussion of these significant accounting policies. These accounting policies are described in more detail in note 1 in "Item 18. Financial Statements -- Notes to consolidated financial statements of Shinhan Financial Group".

  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses represents the amount available for estimated probable credit losses existing in our lending portfolio. The methodology used to provide the appropriate level of reserve is inherently subjective and involves many complex estimates and assumptions. The Group performs periodic systematic reviews of our credit portfolios to identify inherent losses and assess the overall probability of collection. Each loan portfolio is evaluated based on its respective characteristics.

     The Group evaluates large impaired corporate loans individually as part of our normal corporate review practice due to the unique characteristics of such borrowers. As described in more detail in the footnotes to our consolidated financial statements, we consider a loan impaired when, after consideration of risk characteristics and current information and events, the Group believes it is probable that the Group will be unable to collect all amounts owed under the contractual terms of the agreement, including principal and interest, according to the contractual terms of the loan. Once the Group has identified a loan as impaired, the Group values that loan either based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows. Forecasts of expected future cash flows are based on various data including restructuring plans, due diligence reports, as well as industry forecasts among other quantitative tools. The fair value of collateral is determined by using third party valuation reports. Additional consideration is given to recent auction results and court valuations. If the resulting value is less than the carrying amount of the loan, the Group establishes a specific allowance for the difference.

     The Group generally evaluates consumer loans and certain smaller balance corporate loans, including mortgages and home equity loans and credit card balances, as individual pools for credit loss reserve purposes due to their homogeneous nature based on historical loss experience. Such allowances have been established using a risk rating migration model when considering consumer loans and a delinquency roll-rate model when considering credit cards.

     The adequacy of the allowance requires a great deal of judgment and the use of estimates as discussed above. As such, the Group has also considered changes in underwriting, credit monitoring, the Korean and global economic environment, industry concentrations, and delinquency among other factors when concluding on the level of the allowance for loan losses.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Our securities and trading assets and liabilities include debt and marketable equity securities, equity securities that do not have readily determinable fair values and derivatives. Fair value of financial instruments is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. The fair values of our securities and trading assets and liabilities are estimated based on quoted market prices or internally developed pricing models.

     Fair value is best determined based on quoted market prices, if available. If quoted market prices are not available, fair value is estimated using the present value of expected future cash flows calculated by using market interest rates comparable with the credit rating and maturity of the security. An alternative to estimate fair value is to use internally developed pricing models based on external market variables including interest rate yield curves, option volatilities and foreign exchange rates. The estimation of fair value involves the assessment of various financial variables, prices of comparable financial instruments, credit ratings of counterparties, liquidity of the financial instruments and transaction costs. The Group's management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the securities and trading assets and liabilities.

     Securities classified as available-for-sale are carried at fair value with corresponding changes recognized in other comprehensive income within stockholders' equity net of taxes. Debt securities classified as held-to-maturity securities are recorded at amortized cost. Equity securities that do not have readily determinable fair values are carried at cost. Declines in values of available-for-sale securities, held-to-maturity debt securities and equity securities that do not have readily determinable fair values that are deemed to be other-than-temporary are reflected in earnings as realized losses. The Group performs regular assessments of various quantitative and qualitative factors to determine whether impairment is other-than-temporary. Such factors include the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, and changes in industry and market prospects. These factors can be adversely affected by changing economic conditions that are global or regional in nature or are issuer or industry specific.

     Trading assets and liabilities are carried at fair value with the corresponding changes recognized in earnings. The majority of the Group's trading assets and liabilities that are actively traded are valued based on quoted market prices except for derivatives. Since few derivatives are actively traded, the majority of the Group's derivatives are valued using internally developed models based on external market variables that can be independently validated by third party sources. However, certain derivatives are valued based on external market variables that are less readily available and are subject to management judgment to support or make adjustments to the model valuation.

 GOODWILL AND OTHER INTANGIBLE ASSETS

     Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets, as required by the accounting principles generally accepted in the United States.

     SFAS No. 142 classified intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying amount may not be recoverable. For intangible assets with indefinite lives and goodwill, tests for impairment must be performed at least annually.

     The Group recognized a significant amount of goodwill in connection with the acquisition of Good Morning Securities. In addition, the Group acquired core deposit, brokerage customer relationship and Korea Securities Finance Corporation deposit in connection with the acquisitions of Good Morning Securities and Jeju Bank in 2002. For discussions on the nature and accounting for goodwill and intangible assets see notes 1, 3 and 10 in "Item 18. Financial Statements -- Notes to consolidated financial statements of Shinhan Financial Group".

     The Group's core deposit, brokerage customer relationship and Korea Securities Finance Corporation deposit intangibles determined to have definite lives are amortized over their useful lives. If conditions exist that indicate the carrying amount may not be recoverable, the Group reviews these intangible assets with definite lives for impairment to ensure they are appropriately valued. Such conditions may include adverse changes in business or political climate, actions by regulators and customer account run-off rates.

     The Group does not amortize goodwill. Instead, the Group performs tests for impairment of goodwill annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. Impairment assessments are performed using a variety of valuation methodologies, including discounted cash flow estimates and market multiple analyses. An estimated discount rate is applied considering the Group's cost of capital rate and specific country and industry risk factors. The sharp decline in the Korean financial industry during the second half of 2002 prompted a re-assessment of all key assumptions underlying our goodwill valuation judgments. As result of the Group's review, the Group determined that goodwill impairment charges of W115 billion and W22 billion were required on the goodwill recorded in the brokerage and capital market units of Good Morning Shinhan Securities. The amount of these charges were equal to the difference between the carrying amount of goodwill and its implied fair value, which is based on the fair value of the net assets in respect of reporting units.

     Management estimates the future cash flows expected to derive from the use and, if applicable, the terminal value of the assets. The key variables that management must estimate include, among other factors, market trading volume, market share, fee income, growth rate and profitability margin. Although the assumptions used are consistent with our internal planning, significant management judgment is involved in estimating these variables, which include inherent uncertainties. If such assets are considered impaired, they are written down to fair value as appropriate.

     The assumptions and conditions for goodwill and other intangible assets reflect management's best assumptions and estimates. However, these items involve inherent uncertainties, as described above, that may or may not be controllable by management. Economic and political conditions, such as tension with North Korea, represent uncertainties that are not controllable by management. As a result, if other assumptions and conditions had been used in the current period, the carrying amount of goodwill and other intangible assets could have been materially different. Furthermore, if management uses different assumptions or if different conditions occur in future periods, future operating results could be materially impacted.

 INCOME TAX

     Income taxation charged to income is comprised of current and deferred tax. Current tax is calculated based on the taxable income at the prevailing applicable rates of taxation of the year that is payable in tax. Deferred taxation is provided for under the asset and liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the consolidated financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In forming a conclusion about whether a tax asset is recoverable in the foreseeable future, the Group uses judgment in assessing the potential events and circumstances affecting future recoverability while at the same time considering past experience. If the Group's interpretations or judgments differ from those of tax authorities with respect to the utilization of tax losses carried forward, the income tax provision may vary in future periods.

AVERAGE BALANCE SHEET AND VOLUME AND RATE ANALYSIS

 AVERAGE BALANCE SHEET AND RELATED INTEREST

     The following table shows the Group's average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the past two years.

                                                             YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------
                                                     2001                              2002
                                        -------------------------------   -------------------------------
                                                     INTEREST                          INTEREST
                                         AVERAGE     INCOME /   YIELD /    AVERAGE     INCOME /   YIELD /
                                        BALANCE(1)   EXPENSE     RATE     BALANCE(1)   EXPENSE     RATE
                                        ----------   --------   -------   ----------   --------   -------
                                                    (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
ASSETS:
Interest-bearing deposits in banks....   W 1,618      W   75      4.64%    W 1,181      W   49      4.15%
Call loans and securities purchased
  under resale agreements.............     1,235          52      4.21       1,150          42      3.65
Trading assets........................       984          56      5.69         967          52      5.38
Securities(2).........................    11,501         965      8.39      11,143         749      6.72
Loans:(3)
  Commercial and industrial...........    14,138       1,006      7.12      14,690         822      5.60
  Other Commercial....................     7,231         570      7.88       8,616         631      7.32
  Lease financing.....................       315          35     11.11         617          62     10.05
                                         -------      ------     -----     -------      ------     -----
     Total commercial.................    21,684       1,611      7.43      23,923       1,515      6.33
                                         -------      ------     -----     -------      ------     -----
  Mortgage and home equity............     4,605         346      7.51       9,973         627      6.29
  Credit cards........................     1,807         230     12.73       2,371         301     12.70
  Other consumer......................     3,311         334     10.09       4,530         390      8.61
                                         -------      ------     -----     -------      ------     -----
     Total consumer...................     9,723         910      9.36      16,874       1,318      7.81
                                         -------      ------     -----     -------      ------     -----
          Total loans.................    31,407       2,521      8.03      40,797       2,833      6.94
                                         -------      ------     -----     -------      ------     -----
Other interest-earning assets.........       414          25      6.04         154          10      6.49
                                         -------      ------     -----     -------      ------     -----
TOTAL INTEREST-EARNING ASSETS.........   W47,159      W3,694      7.83%    W55,392      W3,735      6.74%
                                         =======      ======     =====     =======      ======     =====
Non-interest-earning assets:
  Cash and cash equivalents...........       975          --                 1,201          --
  Other assets........................     4,526          --                 5,951          --
                                         -------      ------               -------      ------
  TOTAL ASSETS........................   W52,660      W3,694               W62,544      W3,735
                                         =======      ======               =======      ======

                                                             YEAR ENDED DECEMBER 31,
                                        -----------------------------------------------------------------
                                                     2001                              2002
                                        -------------------------------   -------------------------------
                                                     INTEREST                          INTEREST
                                         AVERAGE     INCOME /   YIELD /    AVERAGE     INCOME /   YIELD /
                                        BALANCE(1)   EXPENSE     RATE     BALANCE(1)   EXPENSE     RATE
                                        ----------   --------   -------   ----------   --------   -------
                                                    (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
LIABILITIES:
Interest-bearing deposits:
  Interest-bearing demand deposits....   W   182      W    2      1.10%    W   432      W    6      1.39%
  Savings deposits....................     8,121         205      2.52       9,924         184      1.85
  Certificates of deposit.............     2,343         128      5.46       3,146         154      4.90
  Other time deposits.................    16,714       1,120      6.70      19,468         956      4.91
  Mutual installment deposits.........     1,493         107      7.17       1,664         101      6.07
                                         -------      ------     -----     -------      ------     -----
       Total interest-bearing
          deposits....................    28,853       1,562      5.41      34,634       1,401      4.05
                                         -------      ------     -----     -------      ------     -----
Short-term borrowings.................     7,217         338      4.68       7,226         253      3.50
Secured borrowings....................     4,014         248      6.18       4,508         243      5.39
Long-term debt........................     3,560         255      7.16       6,184         391      6.32
Other interest-bearing liabilities....       305          36     11.80         384          17      4.43
                                         -------      ------     -----     -------      ------     -----
TOTAL INTEREST BEARING LIABILITIES....   W43,949      W2,439      5.55%    W52,936      W2,305      4.35%
                                         =======      ======     =====     =======      ======     =====
Non-interest-bearing liabilities:
  Non-interest-bearing deposits.......       821          --                   982          --
  Trading liabilities.................       302          --                   424          --
  Acceptance outstanding..............     2,658          --                 2,515          --
  Accrued expenses and other
     liabilities......................     1,856          --                 2,003          --
  Minority interest...................        --          --                    --          --
  Stockholders' equity................     3,074          --                 3,684          --
                                         -------      ------               -------      ------
       TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY........   W52,660      W2,439               W62,544      W2,305
                                         =======      ======               =======      ======
Net interest spread(4)................                  2.28%                             2.39%
Net interest margin(5)................                  2.66                              2.58
Average asset liability ratio(6)......                107.30                            104.64

---------------

Notes:

(1) Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2) The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders' equity.

(3) Non-accruing loans are included in the respective average loan balances. Income on such non-performing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest and principal payments are current.

(4) The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5) The ratio of net interest income to average interest-earning assets.

(6) The ratio of average interest-earning assets to average interest-bearing liabilities.

 ANALYSIS OF CHANGES IN NET INTEREST INCOME -- VOLUME AND RATE ANALYSIS

     The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2002 compared to 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

     The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

                                                                    FROM 2001 TO 2002
                                                              INTEREST INCREASE (DECREASE)
                                                                   DUE TO CHANGE IN(1)
                                                              -----------------------------
                                                               VOLUME     RATE      CHANGE
                                                              --------   -------   --------
                                                                  (IN BILLIONS OF WON)
INCREASE (DECREASE) IN INTEREST INCOME
Interest-bearing deposits in banks..........................    W(19)     W  (7)     W (26)
Call loans and securities purchased under resale
  agreements................................................      (3)        (7)       (10)
Trading assets..............................................      (1)        (3)        (4)
Securities..................................................     (29)      (187)      (216)
Loans:
  Commercial and industrial.................................      38       (222)      (184)
  Other Commercial..........................................     104        (43)        61
  Lease financing...........................................      31         (4)        27
                                                                ----      -----      -----
     Total corporate........................................     173       (269)       (96)
                                                                ----      -----      -----
  Mortgage and home equity..................................     346        (65)       281
  Credit cards..............................................      72         (1)        71
  Other consumer............................................     110        (54)        56
                                                                ----      -----      -----
     Total consumer.........................................     528       (120)       408
                                                                ----      -----      -----
       Total loans..........................................     701       (389)       312
                                                                ----      -----      -----
Other interest-earning assets...............................     (17)         2        (15)
                                                                ----      -----      -----
       Total interest income................................     632       (591)        41
                                                                ----      -----      -----
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest bearing deposits:
  Demand deposits...........................................       3          1          4
  Savings deposits..........................................      40        (61)       (21)
  Certificates of deposit...................................      40        (14)        26
  Other time deposits.......................................     166       (330)      (164)
  Mutual installment deposits...............................      11        (17)        (6)
                                                                ----      -----      -----
       Total interest-bearing deposits......................     260       (421)      (161)
                                                                ----      -----      -----
  Short-term borrowings.....................................      --        (85)       (85)
  Secured borrowings........................................      29        (34)        (5)
  Long-term debt............................................     169        (33)       136
  Other interest-bearing liabilities........................       8        (27)       (19)
                                                                ----      -----      -----
       Total interest expense...............................     466       (600)      (134)
                                                                ----      -----      -----
NET INCREASE (DECREASE) IN NET INTEREST INCOME..............    W166      W   9      W 175
                                                                ====      =====      =====

---------------

Note:

(1) The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume or rate for that category. The change in rate / volume variance has been allocated to the rate variance.

OPERATING RESULTS

 2002 COMPARED TO 2001

 Net Interest Income

     The following table shows, for the periods indicated, the principal components of the Group's net interest income.

                                                               YEAR ENDED DECEMBER 31,
                                                              --------------------------
                                                               2001     2002    % CHANGE
                                                              ------   ------   --------
                                                                 (IN BILLIONS OF WON,
                                                                 EXCEPT PERCENTAGES)
Interest and dividend income:
  Interest and fees on loans................................  W2,521   W2,833     12.4%
  Interest and dividends on securities......................     965      749    (22.4)
  Trading assets............................................      56       52     (6.9)
  Other interest income.....................................     152      101    (33.7)
                                                              ------   ------    -----
     Total interest and dividend income.....................  W3,694   W3,735      1.1%
                                                              ======   ======    =====
Interest expense:
  Interest on deposits......................................  W1,562   W1,401    (10.3)%
  Interest on short-term borrowings.........................     338      253    (25.3)
  Interest on secured borrowings............................     248      243     (2.0)
  Interest on long-term debt................................     255      391     52.9
  Other interest expense....................................      36       17    (51.6)
                                                              ------   ------    -----
     Total interest expense.................................   2,439    2,305     (5.5)
                                                              ------   ------    -----
Net interest income.........................................  W1,255   W1,430     13.9%
                                                              ======   ======    =====
Net interest margin(1)......................................    2.66%    2.58%     N/M

---------------

N/M = not meaningful.

Note:

(1) The ratio of net interest income to average interest earning assets. See "-- Average Balance Sheet and Volume and Rate Analysis -- Average Balance Sheet and Related Interest."

     Interest and dividend income. The 1.1% increase in interest and dividend income is primarily due to the 12.4% increase in interest and fees on loans, which was substantially offset by a 22.4% decrease in interest and dividends on investment securities. The average balance of the Group's interest earning assets increased 17.5% from W47,159 billion in 2001 to W55,392 billion in 2002, principally as a result of growth in mortgage and home equity loans and credit cards, which more than offset a 109 basis point decline in average yields from 7.83% in 2001 to 6.74% in 2002.

     The 12.4% increase in interest and fees on loans was primarily a result of:
     - a 116.6% increase in average volume of mortgage and home equity loans from W4,605 billion in 2001 to W9,973 billion in 2002, and partially offset by a decline of 122 basis points in the average yield on such loans from 7.51% in 2001 to 6.29% in 2002;

     - a 31.2% increase in average volume of credit cards from W1,807 billion in 2001 to W2,371 billion in 2002; and

     - a 3.9% increase in average volume of commercial and industrial loans from W14,138 billion in 2001 to W14,690 billion in 2002, which was more than offset by a decline of 152 basis points in the average yield on such loans from 7.12% in 2001 to 5.60% in 2002.

     The average volume of the Group's loans increased as a result of increased consumer loan demand in Korea. The Group's average yield on loans decreased by 109 basis points from 8.03% to 6.94% as a result of the continued decline in the general levels of interest rates in Korea during the periods under review. The Group's average volume growth in consumer loans, in particular mortgage and home equity loans and credit cards, is primarily due to its increased efforts to market these consumer loans. The average volume growth in corporate loans is a result of the Group's increased efforts to market loans to small- and medium-sized enterprises.

     Interest and dividends on securities decreased 22.4% from W965 billion in 2001 to W749 billion in 2002. Approximately 61.1% of the Group's securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2002. The decrease in interest and dividends on securities in 2002 was primarily due to a decline in average yields on the Group's investment securities from 8.39% in 2001 to 6.72% in 2002. The principal reason for the decline in gross yields on these securities is the general decline in market interest rates.

     The overall increase in interest and dividend income for 2002 is expected to continue in 2003 with moderate increases in consumer lending, in particular mortgages and home equity lending and lending to small unincorporated businesses, and increased lending to small- and medium-sized enterprises being partially offset by lower credit card lending and by lower average lending rates due to the low interest rate environment and intense competition.

     Interest Expense. Interest expense decreased 5.5% from W2,439 billion in 2001 to W2,305 billion in 2002, primarily due to a 10.3% decrease in interest on deposits and a 25.3% decrease in interest on short-term borrowings, partially offset by a 52.9% increase in interest on long-term debt.

     The 10.3% decrease in interest expense on deposits from W1,562 billion in 2001 to W1,401 billion in 2002 was primarily the result of a decline of 136 basis points in the cost of interest bearing deposits from 5.41% in 2001 to 4.05% in 2002, partially offset by a 20.4% increase in average volume of interest bearing liabilities from W43,949 billion in 2001 to W52,936 billion in 2002. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates. The average interest rate paid on the Group's time deposits other than certificates of deposit, which accounted for 36.8% of its average interest-bearing liabilities in 2002, decreased from 6.70% in 2001 to 4.91% in 2002 primarily due to a general decline in market interest rates in 2002 and also due to the fact that most of the Group's other time deposits that carry higher interest rates matured in 2001. The average interest rate paid on the Group's savings deposits, which accounted for 18.7% of its average interest-bearing liabilities in 2002, decreased from 2.52% in 2001 to 1.85% in 2002.

     The 20.4% increase in average balance of the Group's interest bearing liabilities was primarily due to a 20.0% increase in average interest-bearing deposits. The 20.0% increase in average interest-bearing deposit volume from W28,853 billion in 2001 to W34,634 billion in 2002 was due to a 16.5% increase in average volume of other time deposits from W16,714 billion in 2001 to W19,468 billion in 2002 and a 22.2% increase in average volume of savings deposits from W8,121 billion in 2001 to W9,924 billion in 2002, reflecting the inflow of highly liquid funds into short-term deposits for lack of investment opportunities in light of stock market conditions and, to a lesser extent, the effects from our acquisition of Jeju Bank in 2002.

     The 25.3% decrease in interest on short-term borrowings was primarily a result of a decline of 118 basis points in average interest rates paid on our short-term borrowings from 4.68% in 2001 to 3.50% in 2002, reflecting a continued decline in the market interest rates during the period under review.

     The 52.9% increase in interest expense on long-term debt was due to a 73.7% increase in average long-term debt from W3,560 billion in 2001 to W6,184 billion in 2002 as a result of issuance of long-term bonds by Shinhan Bank in 2002, partially offset by a decrease in average interest rates. These bonds were issued primarily to fund increased mortgage and home equity lending volumes which exceeded the growth of the Group's deposit base.

     Interest expense is expected to increase in line with the portfolio expansion and to continue to benefit from the low interest rate environment.

     Net interest margin. Net interest margin represents the ratio of net interest income to average interest earning assets. As net interest income increased 13.9% from W1,255 billion in 2001 to W1,430 billion in 2002 and the average volume of the Group's interest earning assets increased 17.5% from W47,159 billion in 2001 to W55,392 billion in 2002, its overall net interest margin decreased 8 basis points from 2.66% in 2001 to 2.58% in 2002. This decline is attributable to transfers of W769 billion and W1,757 billion in 2001 and 2002, respectively, of average interest-earning securities by Shinhan Bank to investment trust companies, principally to Shinhan BNP Paribas Investment Trust Management, an affiliate of the Group not subject to consolidation, in return for beneficiary certificates which are reflected as non-interest-earning assets in its consolidated financial statements. Absent this transfer, the net interest margin would have remained approximately the same during the periods under review. This stability reflects the fact that the impact of a substantial increase in mortgage and home equity lending, which generally carries a lower yield, and higher levels of long-term borrowing at rates generally higher than deposit rates, were offset by increases in higher rate consumer and credit card lending and a widening spread across all lending categories. The Group expects continued pressure on its margins during 2003 due to the low level of economic growth and intense competition in retail lending and lending to small-and medium-sized enterprises.

 Provision for Loan Losses
     The Group's provision for loan losses decreased from W411 billion in 2001 to W236 billion in 2002 reflecting an overall improvement in the quality of its corporate loan portfolio that was partially offset by higher allowance levels for credit card and consumer loans and the higher allowance in 2002 relating to the Group's exposure to SK Global.

     The following table sets forth for the periods indicated the components of provision for loan losses by product type.

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                              2001   2002   % CHANGE
                                                              ----   ----   --------
                                                               (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Corporate...................................................  W331   W (6)   (101.8)%
Mortgages and home equity...................................     8     23     187.5
Other consumer..............................................    18     53     194.4
Credit cards................................................    54    166     207.4
                                                              ----   ----    ------
Total provision for loan losses.............................  W411   W236     (42.6)%
                                                              ====   ====    ======

     The Group's provision for loan losses against corporate loans fell from W331 billion in 2001 to W(6) billion in 2002 primarily due to W228 billion of new loans provided to Hynix Semiconductor in 2001 that were subsequently charged off in the same year, based on events occurring during the year. Total net-charge offs fell 90.0% from W610 billion in 2001 to W61 billion in 2002 due to a small number of large exposures, including Hynix, being deemed uncollectible in 2001, based on events occurring during that year.
     The provision for loan losses against SK Global increased from W15 billion in 2001 to W58 billion in 2002 reflecting the increase in loans provided to the company from 2000 until 2002. The Group's loans to SK Global were reclassified from normal to substandard following discovery of accounting irregularities in March 2003 where management of the company had been concealing liabilities of the company for several years. The Group has classified our loans to SK Global as substandard and therefore impaired as of December 31, 2002 and earlier years since the nature of these accounting irregularities would have caused the loans to SK Global to have been classified as substandard in those earlier periods had information as to the true financial condition of the company been known at that time. The additional provision for loan losses against the Group's impaired loans to former Hyundai Group companies was W255 billion in 2001 reflecting increases in provisions against Inchon Oil Refinery and Hynix Semiconductor. Some of these additional provisions against Hynix Semiconductor were also charged off during the same year. The additional provision of W26 billion in 2002 reflects an increase in provisions against Hyundai Merchant Marine and Inchon Oil Refinery that was partially offset by a reduction in the allowance against Hyundai Petrochemical.
     The Group's loan loss allowance against corporate loans increased 15.0% from W633 billion as of December 31, 2001 to W728 billion as of December 31, 2002. The increase in allowance reflects an increase of 24.0% in the overall size of the portfolio from W20,805 billion as of December 31, 2001 to W25,788 billion as of December 31, 2002, inherited allowances related to acquisition of subsidiaries, the reacquisition of impaired loans from KAMCO and increases in exposures to certain impaired borrowers such as SK Global. The increase is partially mitigated by an overall increase in the quality of the portfolio. Non-performing corporate loans fell from W470 billion as of December 31, 2001 to W417 billion as of December 31, 2002, representing 2.3% and 1.6% of the total corporate loan portfolio respectively.
     The allowance for loan losses against SK Global increased 92.0% from W63 billion as of December 31, 2001 to W121 billion as of December 31, 2002 reflecting the increase in our loans to the company from W198 billion to W323 billion, respectively and the continual decline in financial condition of the company over that period. The allowance for loan losses against former Hyundai Group companies fell 29.5% from W139 billion as of December 31, 2001 to W98 billion as of December 31, 2002 primarily due to a reduction in the Group's allowance against Hynix Semiconductor and Hyundai Petrochemical.

     The Group's provision for loan losses against mortgage and home equity loans increased 187.5% from W8 billion as of December 31, 2001 to W23 billion as of December 31, 2002 primarily due to an increase in the size of the portfolio. The Group's loan loss allowance against mortgage and home equity loans increased 233.3% from W9 billion in 2001 to W30 billion in 2002 for the same reason. The Group's mortgage and home equity loans have increased 59.1% from W7,253 billion as of December 31, 2001 to W11,539 billion as of December 31, 2002 reflecting its strategy on expanding this area of the Group's business. The ratio of non-performing loans to total loans within this portfolio fell from 0.4% in 2001 to 0.3% reflecting the overall improvement in credit quality. The Group's provisions and allowances continue to be lower than the allowances recognized in other countries and the United States, reflecting its relatively low loan to value lending criteria. Net-charge offs remained constant at W2 billion for both years.
     The Group's provision for loan losses against other consumer loans increased 194.4% from W18 billion in 2001 to W53 billion in 2002 primarily reflecting increased delinquencies within 2002 and the size of the portfolio. Other consumer loans have increased 36.8% from W3,537 billion as of December 31, 2001 to W4,962 billion as of December 31, 2002 primarily due to the Group's strategy to expand this activity. The allowance for loan losses has increased 168.2% from W22 billion as of December 31, 2001 to W59 billion as of December 31, 2002 reflecting increased levels of delinquencies within the portfolio. The ratio of non-performing loans to total loans within this portfolio fell from 0.5% as of December 31, 2001 to 0.4% as of December 31, 2002 due to the increase in the size of the portfolio, rather than any improvement in the credit quality of these loans which continues to experience credit quality problems.
     The Group's provision for loan losses against credit cards increased 207.4% from W54 billion in 2001 to W166 billion in 2002 reflecting increased delinquencies within 2002 and an increase in the size of the portfolio. The level of net charge-offs within the credit card portfolio have also increased from W32 billion in 2001 to W43 billion in 2002 reflecting the higher delinquency problems. The Group continued to focus on expanding its credit card business in 2002 that has resulted in an increase of 33.5% in loan balances from W2,070 billion as of December 31, 2001 to W2,763 billion as of December 31, 2002. The Group's allowance has increased 219.6% from W56 billion to W179 billion due to growth in the portfolio but primarily due to the significantly higher level of delinquencies within the portfolio, consistent with the experiences of other credit card providers within the industry. The ratio of non-performing loans to total loans within this portfolio increased from 0.8% as of December 31, 2001 to 1.7% as of December 31, 2002.

 Noninterest Income

     The following table sets forth for the periods indicated the components of our noninterest income.

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              ----   ------   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Commissions and fees from non-trust management:
  Brokerage fees and commissions(1).........................  W 42   W  170     301.3%
  Other fees and commissions(2).............................   228      304      33.5
Trust management fees(3)....................................   135      129      (4.2)
Net trading profits.........................................     7       88   1,145.8
Net gains on securities.....................................    97      143      47.4
Other(4)....................................................   123      203      65.0
                                                              ----   ------   -------
  Total noninterest income..................................  W632   W1,037      64.2%
                                                              ====   ======   =======

---------------

Notes:

(1) Consists of commissions, fees and markup on securities brokerage activities.

(2) Includes commissions received on remittance, commissions received on imports and export letters of credit and commissions received from foreign exchange transactions.

(3) Consists principally of fees from management of trust accounts in our banking operations.

(4) Includes primarily gain on disposal of premise and equipment and gain on foreign exchange spot contracts.

     The 64.2% increase in noninterest income was attributable primarily to:

     - a 75.6% increase in commissions and fees from non-trust management activities, consisting principally of commissions, fees and markup on securities brokerage activities such as fees from brokerage services, primarily as a result of the acquisition of Good Morning Securities and the resulting growth in brokerage business volume;
     - a 47.4% increase in net gain on securities primarily due to a W103 billion in net realized gains from disposal of securities as market interest rates continue to decline, partially offset by a W20 billion increase in impairment loss recognized on debt securities of SK Global in the Group's securities portfolio;

     - a 1,145.8% increase in net trading profits from increased net trading gains on derivative instruments of W71 billion as volume trading of derivatives nearly doubled during the periods under review, primarily due to the growth in the derivatives market and the resulting increase in transactions with the Group's customers; and

     - a 65.0% increase in other noninterest income, which consists mostly of income from sale of properties, plants and equipments and foreign exchange spot contracts, primarily due to an increase of financial lease assets.

 Noninterest Expenses

     The following table shows, for the periods indicated, the components of our noninterest expense.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              ----   ------   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Employee compensation and severance benefits................  W239   W  357     49.7%
Depreciation and amortization...............................    68      104     52.6
General and administrative expenses.........................   279      409     46.7
Impairment loss on goodwill.................................    --      137      N/A
Write-down of other investments.............................    47       31    (33.0)
Other(1)....................................................   195      264     35.4
                                                              ----   ------    -----
  Total noninterest expenses................................  W828   W1,302     57.3%
                                                              ====   ======    =====

---------------

N/A = not applicable.

Note:

(1) Includes credit card fees, which consist principally of expenses related to awarding mileages and bonus points to credit card customers and fees and commissions paid to our member merchants, other taxes, fees and losses from sale of tangible assets.

     The 57.3% increase in noninterest expenses was primarily due to:

     - a 46.7% increase in general and administrative expenses primarily attributable to increases in employee welfare expenses and advertisement and marketing expenses to promote the Group's corporate brand image as an integrated financial holding company;

     - a 49.7% increase in employee compensation and benefits primarily due to
       (i) increased employee compensation and severance and bonus payments of a one-time nature resulting from the acquisition of Good Morning Securities, (ii) an increase in average salaries and wages; and
     - a W137 billion of an impairment loss on goodwill recorded in 2002 resulting from the Group's acquisition of Good Morning Securities as described under "-- Financial Impact of Acquisitions -- Acquisition of Good Morning Securities".

 Income Tax Expense
     Income tax expense increased from W223 billion in 2001 to W320 billion in 2002 as a result of the Group's increased income. The statutory tax rate was 30.8% in 2001 and 29.7% in 2002.

     The Group's effective rate of income tax remained relatively constant at 34.8% in 2002 as compared to 34.1% in 2001.

 Net Income Before Extraordinary Item
     The 36.3% increase in net income before extraordinary item from W432 billion in 2001 to W589 billion in 2002 was primarily due to lower provisions. During 2001, Shinhan Bank experienced a number of net writeoffs of large corporate loans deemed uncollectible. The absence of such writeoffs in 2002 was partially offset by higher provisions for credit card delinquencies reflecting increased lending and a decline in credit quality and provisions with respect to SK Global. Aside from provisions, the significant growth in mortgages and home equity loans contributed to the increase in net income, although at lower margins. This increase was partially offset by increased noninterest expense for wages, advertising and an impairment loss on goodwill.

BUSINESS OUTLOOK

     As a result of reduced domestic consumption, increase in credit card and other consumer loan delinquencies, lower levels of investments by corporations, increased unemployment, together with the on-going tensions between the United States and North Korea and the impact of SARS on global exports or GDP growth rates, the Group expects the Korean economy to continue to experience difficulties, with prospects of recovery remaining uncertain. These weak economic conditions in Korea, coupled with intense competition in the banking sector, will have an adverse impact on the Group in the near future.

     In retail banking, over the past sixteen months the Group has experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. The Group's mortgage and home equity lending portfolio increased from an average balance of W4,605 billion during 2001 to W9,973 billion during 2002. The volume of such lending by the Group is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. As a result of recent policy announcements by the Korean government to stabilize the Korean real estate market, the Group expects the rate of growth in mortgage and home equity lending volume to decrease in 2003. The Group has also experienced a significant increase in other consumer loans (principally general unsecured loans) as it seeks to diversify its consumer lending portfolio. The Group's other consumer loans increased from an average balance of W3,311 billion during 2001 to W4,530 billion during 2002. This increase in lending has brought with it increasing delinquencies in this portion of its portfolio.

     In corporate banking, lending to small and medium-sized enterprises has long been the Group's core focus of business. The Group's small- and medium-sized enterprises lending portfolio has grown steadily from a balance of W10,898 billion in 2000 to W11,690 billion in 2001, and to W14,649 billion in 2002. During this period, most of the nationwide banks have shifted their focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate and retail sectors diminish. While the Group expects the competition in this sector to intensify and result in lower margins from lending to this customer sector, the Group's established customer base, quality brand image and experienced lending staff will provide an opportunity to maintain steady growth in this environment.

     In the credit card business, the Group has witnessed its customers become more active borrowers over the past two years as the credit card markets expanded rapidly. However, the Group's growth in this sector was not so dramatic as that experienced by other Korean banks and credit card companies, some of whom were shifting from large corporate lending to the credit card sector and others of whom chose to expand more aggressively. The Group's credit card portfolio growth trend reflects this difference, and this in turn was reflected in a lower level of credit defaults and delinquencies. As a result of depressed consumption and strengthened risk management relating to credit cards, the Group expects its interest and fee income from this segment to decrease and its provision for possible losses on credit cards to increase, resulting in lower net income from this sector in 2003.

     In securities brokerage services, the Group expects a decrease in brokerage fees and commissions due to poor stock market performance of late, partially offset by an anticipated increase in volume through the use of its banking network to promote products offered by Goodmorning Shinhan Securities.

     The Group believes that, over the long term, the establishment of the Shinhan Financial Group as a diversified financial services platform and the addition of Chohung Bank to that platform will provide significant opportunities to enhance its prospects as and when economic conditions improve.

RESULTS BY PRINCIPAL BUSINESS SEGMENT UNDER KOREAN GAAP

     The Group is organized into seven major business segments: retail banking, corporate banking, treasury and securities investment, other banking services, securities brokerage services, credit card operations and others. The following discussion of the Group's results by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that it currently uses to manage its business. The Group's chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of its segment reporting included in Note 34 to its consolidated financial statements.

                                                                 YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                          2001       2002       2001       2002
                                                         -------    -------    -------    -------
                                                         SEGMENT RESULTS(1)    TOTAL REVENUES(2)
                                                         ------------------    ------------------
                                                         (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Retail banking.........................................   W408       W422      W  799     W  923
Corporate banking......................................    105        351         638        641
Treasury and securities investment.....................     78        103         569        737
Other banking services.................................   (244)      (190)        250        348
Securities brokerage services..........................     20         35         142        582
Credit card............................................    149        158         224        291
Others.................................................    (37)        34          61        208
                                                          ----       ----      ------     ------
  Total(3).............................................   W479       W913      W2,683     W3,730
                                                          ====       ====      ======     ======

---------------

Notes:

(1) Represents income per segment before income taxes.

(2) Represents net interest income plus noninterest income.

(3) Before elimination or adjustments.

 RETAIL BANKING

     The Group's retail banking segment products include mortgage and home equity loans and other consumer loans, deposits and other savings products.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   ---------
                                                                (IN BILLIONS OF WON,
                                                                 EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W612    W718      17.4%
Noninterest income..........................................   187     205       9.7
                                                              ----    ----      ----
  Total revenue.............................................   799     923      15.6
Provision for loan losses(1)................................   (23)    (46)     97.4
Noninterest expense including depreciation and
  amortization..............................................  (368)   (455)     23.8
                                                              ----    ----      ----
Segment result(2)...........................................  W408    W422       3.6%
                                                              ====    ====      ====

---------------

Notes:
(1) Includes provision for guarantees and acceptances of W0.3 billion and W(0.5) billion in 2001 and 2002, respectively.

(2) Net income per segment before income taxes.
     The Group's overall segment result increased by 3.6% from W408 billion in 2001 to W422 billion in 2002.

     The 17.4% increase in net interest income from retail banking activities was primarily due to an increase in average lending volume to individuals and households, particularly, mortgage and home equity loans, partially offset by a decline in average interest rates in respect of such loans.

     The increase in average lending volume to individuals, mortgage and home equity loans in particular, is primarily due to the recent trend and preference by commercial banks, including ourselves, to lend to consumers on a secured basis. Average interest rates declined as market interest rates continued to decline from 2001 to 2002.

     Noninterest income increased 9.7% primarily due to an increase in early repayment fees from the Group's increased lending volume.

     Provision for loan losses on consumer loans increased by 97.4% primarily due to the increase in the Group's lending volume resulting in higher level of allowance for loan losses required at the end of 2002.

     Noninterest expense including depreciation and amortization increased 23.8% from W368 billion in 2001 to W455 billion in 2002, primarily due to an increase in fee expenses for secured lending, increased salaries and wages paid to the Group's employees, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to the higher volume of customer deposits taken by the Group.

 CORPORATE BANKING

     The Group's large corporate banking segment handles its transactions with all of its corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities, gathering deposits and investment banking activities.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   ---------
                                                                (IN BILLIONS OF WON,
                                                                 EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W390    W366       (6.1)%
Noninterest income..........................................   248     275       10.7
                                                              ----    ----      -----
  Total revenue.............................................   638     641        0.4
Provision for loan losses(1)................................  (288)    (15)     (94.8)
Noninterest expense including depreciation and
  amortization..............................................  (245)   (275)      12.1
                                                              ----    ----      -----
Segment result(2)...........................................  W105    W351      233.3%
                                                              ====    ====      =====

---------------

Notes:
(1) Includes provision for guarantees and acceptances of W0.7 billion and W(8.4) billion in 2001 and 2002, respectively.

(2) Net income per segment before income taxes.

     The Group's overall segment result increased from W105 billion in 2001 to W351 billion in 2002, primarily due to a 94.8% decrease in provision for loan losses during the period under review.

     Net interest income decreased 6.1% due primarily to the effects of the decline in average interest rates applicable to overall commercial loans and the decrease in average volume of lending to large corporations, which more than offset an increase in average volume of lending to small- and medium-sized enterprises. The increase in the average volume of lending to small- and medium-sized enterprises is the result of the continued growth in the small-and medium-sized lending market, together with the Group's continued efforts to focus its marketing on this customer sector.

     Noninterest income increased 10.7% due primarily to the increase in fees and commissions from the Group's investment banking activities, including asset-backed securitization.

     The higher level of provision for loan losses in 2001 is primarily due to increased charge-offs and a deterioration in the financial condition of certain large corporate borrowers, including Hynix Semiconductor and other troubled companies that have been experiencing significant financial difficulties since the late 1990's.

     Noninterest expense including depreciation and amortization increased 12.1% due to increased salaries and wages paid to our employees, increased premiums paid to the Korea Deposit Insurance Corporation for deposit insurance due to the higher volume of customer deposits taken by the Group.

 TREASURY AND SECURITIES INVESTMENT

     The Group's treasury and securities investment segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for the Group's own accounts, handling its treasury activities such as correspondence banking, and entering into derivatives transactions.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W  74   W  54    (27.6)%
Noninterest income..........................................    495     683     38.0
                                                              -----   -----    -----
  Total revenue.............................................    569     737     29.5
Provision for loan losses...................................     18      20     13.9
Noninterest expense including depreciation and
  amortization..............................................   (509)   (654)    28.7
                                                              -----   -----    -----
Segment result(1)...........................................  W  78   W 103     30.7%
                                                              =====   =====    =====

---------------

Note:

(1) Net income per segment before income taxes.
     The Group's overall segment result increased 30.7% from W78 billion in 2001 to W103 billion in 2002.

     Net interest income decreased 27.6% primarily due to a decline in our rate sensitive investment securities, which more than offset an increase in average volume of the Group's securities. Average interest rates declined as market interest rates continued to decline from 2001 to 2002.

     Noninterest income increased 38.0% from W495 billion in 2001 to W683 billion in 2002 due primarily to an increase in volume of the Group's derivatives transactions with customers, which nearly doubled in line with derivatives market growth, which was partially offset by a decrease in realized gains on disposition of investment securities reflecting a continued decline in market interest rates.

     In 2001 and 2002, the Group recorded reversals of provision for loan losses in this segment of W18 billion in 2001 and W20 billion in 2002 in order to make adjustments in the contra-account to reflect increased provisioning in its overseas branches.


     Noninterest expense including depreciation and amortization increased 28.7% primarily due to an increase in derivative liabilities resulting from increase in volume of back-to-back transactions to cover risk exposures that arose in connection with the Group's transactions with customers, which was partially offset by a decrease in losses from disposition of securities.

 OTHER BANKING SERVICES

     The revenue-generating activities in this segment consist primarily of the Group's trust account management services and any gains and losses from our overseas branches. This segment also reflects the expenses and provision for loan losses of Shinhan Bank that are not, as a matter of management policy, allocated to either retail banking or corporate banking.

     For management reporting purposes, each of the retail banking and corporate banking segments computes and reflects provision for loan losses that are discounted based on average balances of loans to show a meaningful comparison of performance within and vis-a-vis other activities. This has the effect of understating the provisions for loan losses that are reflected in the Group's segment reporting as compared to the bankwide provision for loan losses reflected in Shinhan Bank's financial statements. The excess provision for loan losses arising from the difference in computations are not allocated to retail banking or corporate banking but are reflected in this segment. As a result, segment results will generally be in the negative. In 2001 and 2002, those excess provision for loan losses that were not allocated to either retail banking or corporate banking amounted to W58 billion and W116 billion, respectively.

     In addition, Shinhan Bank frequently issues subordinated debt securities, which carry interests that are higher than market interest rates. As subordinated debt securities has the overall effect of improving Shinhan Bank's capital adequacy and benefits Shinhan Bank in its entirety, the management believes it is inappropriate to allocate the higher costs associated with issuing subordinated debt to a particular business segment. Accordingly, the Group allocates and reflects the difference between the higher costs associated with subordinated debt and market interest rates in this segment as interest expenses.

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            2001    2002    % CHANGE
                                                            -----   -----   --------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.......................................  W  73   W 179    143.3%
Noninterest income........................................    177     169     (4.4)
                                                            -----   -----    -----
     Total revenue........................................    250     348     39.0
Provision for loan losses(1)..............................   (214)   (129)   (40.0)
Noninterest expense including depreciation and
  amortization............................................   (280)   (409)    46.2
                                                            -----   -----    -----
Segment result(2).........................................  W(244)  W(190)   (22.1)%
                                                            =====   =====    =====

---------------

Notes:
(1) Includes provision for guarantees and acceptances of W0 billion and W(0.5) billion in 2001 and 2002, respectively.

(2) Net income per segment before income taxes.

     The Group's overall segment result improved from a loss of W244 billion in 2001 to a loss of W190 billion in 2002, showing a 22.1% decrease, primarily as a result of a 143.3% increase in net interest income combined with a 40.0% decrease in provision for loan losses.

     Net interest income increased 143.3% due to a W100 billion of interest income from securities issued by Korea Asset Management Corporation obtained in connection with our sale of non-performing loans in the past and securities issued by Korea Deposit Insurance Corporation which the Group obtained through corporate restructuring of failed banks in Korea following the financial crisis of late 1990s, which were transferred into this segment in 2002, and increased collection and recoveries on non-performing or charged-off loans in 2002 as compared to 2001.

     Noninterest income decreased 4.4% due primarily to a decrease in derivatives business income from foreign branches as the Group's treasury and securities investment segment actively attracted customers for its derivatives business.

     Provision for loan losses decreased 40.0% due primarily to higher provisioning at the Group's overseas branches in 2001, which did not recur in 2002. In 2001, the Group's overseas branches recorded provision for loan losses of W135 billion primarily due to increased provisions at our Tokyo and Osaka branches resulting from economic depression affecting its Japanese customers.

     Noninterest expense including depreciation and amortization increased 46.2% due primarily to increased losses from disposition of and impairment losses on securities obtained through corporate restructuring, including equity securities of Hynix Semiconductor.

 SECURITIES BROKERAGE SERVICE

     Securities brokerage service segment primarily handles securities brokerage and dealing services on behalf of customers, which is conducted principally by Good Morning Shinhan Securities, the Group's principal securities brokerage subsidiary.

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            2001    2002    % CHANGE
                                                            -----   -----   --------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.......................................  W   5   W  22    308.4%
Noninterest income........................................    136     559    310.7
                                                            -----   -----    -----
     Total revenue........................................    141     581    310.7
Provision for loan losses.................................     (2)      6      N/M
Noninterest expense including depreciation and
  amortization............................................   (120)   (552)   361.6
                                                            -----   -----    -----
Segment result(1).........................................  W  19   W  35     73.7%
                                                            =====   =====    =====

---------------

N/M = not meaningful.

Note:

(1) Net income per segment before income taxes.
     The Group's overall segment result increased 73.7% from W20 billion in 2001 to W35 billion in 2002, reflecting the effects of its acquisition of Good Morning Securities and its merger into Shinhan Securities in 2002.

     Noninterest income increased 310.7% due primarily to the positive effect on the Group's volume of brokerage activities resulting from its acquisition by Good Morning Securities. Noninterest expense including depreciation and amortization increased 361.6% also due to the effects of the Group's acquisition of Good Morning Securities in 2002.

 CREDIT CARD

     The Group's credit card segment handles credit card activities primarily managed by Shinhan Card, the Group's wholly-owned subsidiary.

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             2001    2002    % CHANGE
                                                             -----   -----   ---------
                                                               (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income........................................  W224    W291       30.1%
Noninterest income.........................................    --      --       (3.1)
                                                             ----    ----      -----
     Total revenue.........................................   224     291       30.1
Provision for loan losses..................................   (47)    (63)      35.7
Noninterest expense including depreciation and
  amortization.............................................   (28)    (70)     143.8
                                                             ----    ----      -----
Segment result(1)..........................................  W149    W158        6.5%
                                                             ====    ====      =====

---------------

Note:

(1) Net income per segment before income taxes.
     The Group's overall segment result increased 6.5% from W149 billion in 2001 to W158 billion in 2002.

     The 30.1% increase in net interest income was primarily due to the increase in average volume of credit card accounts. Noninterest expense increased primarily as a result of one-time expenses related to the spin-off and increased marketing expenses.

 OTHER

     "Other" includes all other activities of our subsidiaries, including the results of operations of Jeju Bank and Shinhan Capital, and back-office functions maintained at the holding company.

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             2001    2002    % CHANGE
                                                             -----   -----   ---------
                                                               (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income........................................  W 41    W108      161.1%
Noninterest income.........................................    20     100      417.1
                                                             ----    ----      -----
     Total revenue.........................................    61     208      242.8
                                                             ----    ----      -----
Provision for loan losses..................................   (53)    (21)     (60.5)
Noninterest expense including depreciation and
  amortization.............................................   (45)   (153)     241.3
                                                             ----    ----      -----
Segment result(1)..........................................  W(37)   W 34        N/M
                                                             ====    ====      =====

---------------

N/M = not meaningful.

Note:

(1) Net income per segment before income taxes.

     The Group's overall segment result recorded an income of W34 billion in 2002 as compared to a loss of W37 billion in 2001, primarily due to a 417.1% increase in noninterest income and 161.1% increase in net interest income.

     The increases in both net interest income and noninterest income are due primarily to improved operations at Shinhan Capital, the Group's leasing subsidiary, and its acquisition of Jeju Bank.

     Provision for loan losses decreased 60.5% due primarily to higher provisioning by Shinhan Capital in 2001 to write-off existing non-performing assets.

     Noninterest expense including depreciation and amortization increased 241.3% due primarily to more business activities at Shinhan Capital, the Group's leasing subsidiary, and its acquisition of Jeju Bank.

FINANCIAL CONDITION

 ASSETS

     The following table sets forth, as of the dates indicated, the principal components of the Group's assets.

                                                                   AS OF DECEMBER 31,
                                                        ----------------------------------------
                                                           2001          2002         % CHANGE
                                                        -----------   -----------   ------------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Cash and cash equivalents.............................       W580          W282          (51.4)%
Restricted cash.......................................        678         1,365          101.3
Interest-bearing deposits in banks....................        255           125          (51.0)
Call loans and securities purchased under resale
  agreements..........................................      1,816           576          (68.3)
Trading assets:
  Trading securities..................................        858           926            7.9
  Derivative assets...................................         98           139           41.8
Securities:
  Available-for-sale securities.......................      7,087         8,737           23.3
  Held-to-maturity securities.........................      6,038         4,408          (27.0)
Loans:
  Corporate...........................................     20,805        25,788           24.0
  Consumer............................................     12,860        19,264           49.8
                                                          -------       -------        -------
     Total loans, gross...............................     33,665        45,052           33.8
     Deferred origination costs.......................         52            83           59.6
     Less allowance for loan losses...................        720           996           38.3
                                                          -------       -------        -------
          Total loans, net............................     32,997        44,139           33.8
                                                          -------       -------        -------
Customers' liability on acceptances...................      1,566           928          (40.7)
Premises and equipment, net...........................        530           828           56.2
Goodwill..............................................          4           219        5,375.0
Security deposits.....................................        390           466           19.5
Other assets..........................................      2,205         1,648          (25.3)
                                                          -------       -------        -------
          Total assets................................    W55,102       W64,786           17.6%
                                                          =======       =======        =======

     The Group's assets increased 17.6% from W55,102 billion as of December 31, 2001 to W64,786 billion as of December 31, 2002 principally due to increased lending. The Group's loans increased 33.8% from W32,997 billion as of December 31, 2001 to W44,139 billion as of December 31, 2002. This increase was due largely to increases in consumer loans, in particular mortgage and home equity loans, and commercial and industrial loans. Mortgage and home equity lending increased 59.1% from W7,253 billion as of December 31, 2001 to W11,539 billion as of December 31, 2002. Commercial and industrial lending increased 17.4% from W13,459 billion as of December 31, 2001 to W15,800 billion as of December 31, 2002, which included a 19.4% increase in commercial and industrial loans to small- and medium-sized enterprises from W6,566 billion as of December 31, 2001 to W7,842 billion as of December 31, 2002. Other commercial lending also increased by 38.6% from W6,748 billion as of December 31, 2001 to W9,352 billion as of December 31, 2002. All of these increases in lending were due mainly to increased loan demand and to the fact that the Group's funding increased in 2002 due to an increase in deposits.

     For further information on the Group's assets, see "Item 4. Information on the Company -- Description of Assets and Liabilities".

 LIABILITIES AND STOCKHOLDERS' EQUITY

     The following table sets forth, as of the dates indicated, the principal components of the Group's liabilities.

                                                                   AS OF DECEMBER 31,
                                                        ----------------------------------------
                                                           2001          2002         % CHANGE
                                                        -----------   -----------   ------------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Deposits:
  Interest bearing....................................    W31,036       W35,886          15.6%
  Noninterest bearing.................................      1,184         1,163          (1.8)
Trading liabilities...................................        119           131         (10.1)
Bank acceptances outstanding..........................      1,566           928         (40.7)
Short-term borrowings.................................      5,759         6,994          21.4
Secured borrowings....................................      4,088         4,706          15.1
Long-term debt........................................      4,876         8,235          68.9
Accrued expenses and other liabilities................      3,562         3,193         (10.4)
                                                          -------       -------         -----
  Total liabilities...................................     52,190        61,236          17.3
                                                          -------       -------         -----
Minority interest.....................................          2           288           N/M
Stockholders' equity..................................      2,910         3,262          12.1
                                                          -------       -------         -----
     Total liabilities, minority interest and
       stockholders' equity...........................    W55,102       W64,786          17.6%
                                                          =======       =======         =====

     The Group's total liabilities increased 17.3% from W52,190 billion as of December 31, 2001 to W61,236 billion as of December 31, 2002. This increase was primarily due to an increase in interest bearing deposits and long-term debt and, to a lesser extent, an increase in short-term borrowings.

     The Group's interest bearing deposits increased 15.6% from W31,036 billion as of December 31, 2001 to W35,886 billion as of December 31, 2002 primarily due to the inflow of highly liquid funds into short-term deposits for lack of alternative investment opportunities in light of poor stock market performance and, to a much lesser extent, the positive effects on the Group's deposit volume due to its acquisitions of Jeju Bank.

     The 68.9% increase in long-term debt from W4,876 billion as of December 31, 2001 to W8,235 billion as of December 31, 2002 is due primarily to increased issuances of debt securities, including subordinated debt, to finance asset growth as well as to improve the Group's capital base.

     Short-term borrowings increased 21.4% from W5,759 billion as of December 31, 2001 to W6,994 billion as of December 31, 2002 due primarily to the issuance of commercial paper and short-term debt securities to fund the growth in the Group's credit card operations.

     The Group's stockholders' equity increased 12.1% from W2,910 billion as of December 31, 2001 to W3,262 billion as of December 31, 2002. This increase was due principally to increased retained earnings from improved results of operations in 2002 as compared to 2001.

     For further information on the Group's sources of funding, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Funding".

 LIQUIDITY AND CAPITAL RESOURCES

     The Group is exposed to liquidity risk arising from the funding of its lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for the Group to be able, even under adverse conditions, to meet all of its liability repayments on time and fund all investment opportunities. For an explanation of how the Group manages its liquidity risk, see "Item 4. Information on the Company -- Risk Management of Shinhan Financial Group -- Liquidity Risk Management".

     The following table sets forth our capital resources as of December 31, 2002.

                                                              AS OF DECEMBER 31, 2002
                                                              -----------------------
                                                               (IN BILLIONS OF WON)
Deposits....................................................        W   37,049
Long-term debt..............................................             8,235
Call money..................................................               150
Borrowings from the Bank of Korea...........................               334
Other short-term borrowings.................................             6,510
Asset securitizations.......................................             4,706
Stockholders' equity........................................             3,263
                                                                    ----------
     Total..................................................        W   60,247
                                                                    ==========

     Due to the Group's history as a traditional commercial bank, its primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W32,220 billion and W37,049 billion as of December 31, 2001 and 2002, which represented approximately 68.6% and 65.0%, respectively, of the Group's total funding as of such dates.

     As Shinhan Bank offers competitive interest rates on the Group's deposits, it does not anticipate any material losses in deposit customers to other banks and financial institutions. As of December 31, 2002, approximately 94.2% of the Group's total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with the Group, and such short-term deposits have been a stable source of funding over time. For example, of the Group's total deposits outstanding as of December 31, 2002 with remaining maturities of six months or less, approximately 73% were rolled over or otherwise maintained with the Group.

     The Group may use secondary and other funding sources to complement, or, if necessary, replace funding through customer deposits. As Shinhan Bank maintains the highest debt rating in the fixed-income market in Korea, the Group believes that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank's interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on its deposits. However, since long-term debt are not subject to premiums paid for deposit insurance and the Bank of Korea reserves, the Group estimates that its funding costs on long-term debt securities are on a par with its funding costs on deposits.

     The Group depends on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 1999, the Group has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank has maintained the highest credit rating in the domestic fixed-income market since 1999 and the Group's holding company has also maintained the highest credit rating since its inception in 2001. In addition, Shinhan Bank may also issue long-term debt securities denominated in foreign currency in the overseas market. As of July 31, 2003, the credit ratings by S&P and Moody's assigned to Shinhan Bank were BBB and Baa1, respectively.

     The cost and availability of unsecured financing are influenced by credit ratings. The Group expects its domestic credit ratings to remain at the highest level and, accordingly, does not anticipate any material increase in funding cost. Shinhan Bank's overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. During 2003, S&P lowered the debt ratings of Shinhan Bank one notch to BBB following the announcement of our acquisition of Chohung Bank. However, the Group does not believe that this downgrade has materially affected its cost of funds. The Group's holding company did not receive ratings by either of these credit rating agencies since it has not obtained funding from overseas sources to date.

     As of December 31, 2001 and 2002, the Group's long-term debt amounted to W4,876 billion and W8,235 billion, respectively.

     Secondary funding sources include call money, borrowings from The Bank of Korea and other short-term borrowings which amounted to W5,759 billion and W6,994 billion as of December 31, 2001 and 2002 and represented 12.3% and 12.3%, respectively, of the Group's total funding as of such dates. These types of borrowings have maturities of less than one year.

     Additional funding flexibility is provided by the Group's ability to access the repurchase and asset securitization markets. These alternatives are evaluated on an ongoing basis to achieve the appropriate balance of secured and unsecured funding. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent on the credit quality and yields on the assets securitized and are generally not dependent on the ratings of the issuing entity. Transactions between the Group and its securitization structures are reflected in its financial statements. See Note 14 to the Group's consolidated financial statements.

     The Group's policy is to encourage its subsidiaries to secure its own funding and liquidity source. With respect to Shinhan Capital and Shinhan Card, the Group has, in certain cases, provided funding through its holding company to take advantage of lower cost of funding within regulatory limitations. Under the Monopoly Regulation and Fair Trade Act of Korea, however, a financial holding company is prohibited from borrowing funds in excess of 100% of its total stockholders' equity. In addition, pursuant to the Group's liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, it has set limits to the amount of liquidity support by its holding company to its subsidiaries to 70% of the Group's total stockholders' equity and the amount of liquidity support to a single subsidiary to 35% of its total stockholders' equity.

     In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

     - a request by the government for credit card companies to effect capital increase in the aggregate amount of W4.6 trillion, as part of their self-rescue efforts;

     - banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

     - investment trust companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are schedule to mature by June 2003; and

     - with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W5.6 trillion to purchase such debt securities from investment trust companies.

     Pursuant to the above measures, the Group, at the holding company level, injected new capital of W100 billion in the form of subordinated debt into Shinhan Card in April 2003 and plan to inject an additional W100 billion in the second half of 2003. The Group has and will fund this obligation through the issuance of debt securities. In addition, the Group agreed to extend the maturities of the W436 billion of credit card company debt securities that it held in April 2003 or that have become due in June 2003 (including W426 billion of such debt securities it transferred from its trust accounts to the Group's bank accounts). Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for the Group to purchase was approximately W263 billion, all of which were repaid as of July 31, 2003. The Group does not believe that its obligation under these measures has had or will have a significant impact on its short-term or long-term liquidity, business, financial condition or results of operations.

     The Group generally may not acquire its own shares except in certain limited circumstances including, without limitation, a reduction in capital. Notwithstanding, pursuant to the Securities and Exchange Act and regulations under the Financial Holding Company Act, the Group may purchase its own shares on the Korea

Stock Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Company Act and regulations thereunder. The Group may purchase its own shares for the purpose of cancellation with profits through the Korea Stock Exchange, or acquire interests in its own shares through agreements with trust companies, subject to the same restrictions on the purchase price as described in this paragraph. Shinhan Bank is also subject to similar restrictions on acquisition of its own shares.

     In July and August 2001, pursuant to these procedures, Shinhan Bank repurchased 32,432,800 shares of common stock of Shinhan Bank and sold 5,935,721 shares of common stock so repurchased to BNP Paribas in connection with the Group's alliance with BNP Paribas as described under "Item 7. Major Shareholders and Related Party Transaction -- Related Party Transactions". The Group does not use equity derivatives contracts to hedge the risk relating to these repurchases. In addition, pursuant to the Securities and Exchange Act of Korea, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares. In connection with the Group's restructuring into a holding company, in August 2001, Shinhan Bank repurchased 3,376,216 shares of its common stock from the dissenting shareholders of Shinhan Bank. These shares were subsequently exchanged for shares of the holding company and, under Korean laws and regulations, Shinhan Bank is required to dispose of such shares by the end of August 2004. No share repurchases were made in 2002.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     In the ordinary course of the Group's business, it has certain contractual cash obligations and commitments which extend for several years. As the Group is able to obtain liquidity and funding through various sources as described in "-- Liquidity and Capital Resources" above, it does not believe that these contractual cash obligations and commitments will have a material effect on its liquidity or capital resources.

  CONTRACTUAL CASH OBLIGATIONS

     The following table sets forth the Group's contractual cash obligations as of December 31, 2002. Operating lease obligations are not included within its consolidated balance sheet.

                                                             DECEMBER 31, 2002
                                                           PAYMENTS DUE BY PERIOD
                                                       ------------------------------
                                                       UP TO     BETWEEN 1    BEYOND
                                                       1 YEAR   AND 5 YEARS   5 YEARS   TOTAL
                                                       ------   -----------   -------   ------
                                                            (IN BILLIONS OF WON)
Long-term debt.......................................  W3,380     W3,991      W1,259    W8,630
Operating lease obligations..........................      13         13           1        27
                                                       ------     ------      ------    ------
Total................................................  W3,393     W4,004      W1,260    W8,657
                                                       ======     ======      ======    ======

     Long-term debt includes senior and subordinated debt as shown in Note 15 to our consolidated financial statements.

     The above table excludes short-term borrowings, secured borrowings and deposits since these are generally short-term in nature. The contractual maturity of deposits is given in Note 12 to the Group's consolidated financial statements.

  COMMITMENTS

     The following table sets forth the Group's other commitments as of December 31, 2002. These commitments, apart from acceptances, are not included within its consolidated balance sheet.

                                                            DECEMBER 31, 2002
                                                     COMMITMENT EXPIRATION BY PERIOD
                                                     -------------------------------
                                                      UP TO     BETWEEN 1    BEYOND
                                                     1 YEAR    AND 5 YEARS   5 YEARS    TOTAL
                                                     -------   -----------   -------   -------
                                                               (IN BILLIONS OF WON)
Commitments to extend credit:
  Commercial.......................................  W25,239     W 3,262     W  506    W29,007
  Credit card lines................................    1,726          27         --      1,753
  Consumer.........................................      646       7,175          6      7,827
Commercial letters of credit.......................    2,202          --         --      2,202
Standby letters of credit..........................      224          17          1        242
Financial guarantees...............................      424          82         17        523
Performance guarantees.............................      128          37         16        181
Liquidity facilities to SPEs.......................      411       1,411         45      1,867
Loans sold with recourse...........................       --          --         78         78
Market value guarantee on trust funds..............      425         401        766      1,592
Acceptances........................................      928          --         --        928
Other commitments..................................        9          --         --          9
                                                     -------     -------     ------    -------
Total..............................................  W32,362     W12,412     W1,435    W46,209
                                                     =======     =======     ======    =======

     Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments.

     Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on the Group up to a stipulated amount under specific terms and conditions. Commitments to extend credit, including credit lines, are in general subject to provisions that allow the Group to withdraw such commitments in the event there are material adverse changes affecting an obligor.

     Standby letters of credit are irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

     Financial guarantees are used in various transactions to enhance the credit standing of the Group's customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Group will make payment in the event that its customers fail to fulfill their obligations to third parties. Such financial obligations include a return of security deposits and the payment of service fees.

     Performance guarantees are issued to guarantee customers' tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer's obligation to supply products, commodities, maintenance or other services to third parties.

     Liquidity facilities to SPEs represent irrevocable commitments to provide contingent credit lines including commercial paper purchase agreements to SPEs for which the Group serves as the administrator.

     Loans sold with recourse represent certain non-performing loans the Group sold to Korea Asset Management Corporation prior to 1999. The sales agreements contain a recourse obligation under which Korea Asset Management Corporation can obligate the Group to repurchase the related loans. The recourse obligation has no expiration date.

     Market value guarantees on trust funds represent guarantee of principal or fixed rate of return issued to trust fund investors.

     Acceptances are a guarantee by the Group to pay a bill of exchange drawn on a customer. The Group expects most acceptances to be presented, but reimbursement by the customer is normally immediate.

     Details of the Group's credit commitments and obligations under guarantees are provided in Note 30 to its consolidated financial statements.

  OFF-BALANCE SHEET ARRANGEMENTS

     The Group is involved in several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. See "Item 4. Information on the Company -- Description of Assets and Liabilities -- Credit-Related Commitments".

SELECTED FINANCIAL INFORMATION UNDER KOREAN GAAP

     The selected consolidated financial and other data shown below have been derived from the Group's consolidated financial statements, prepared in accordance with Korean GAAP.

     Under Korean GAAP, consolidated financial statements include the accounts of fully or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than 7 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee's voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from the Group's.

     Under Korean GAAP effective since 1994, financial statements of our trust accounts, on which the Group guarantees a fixed rate of return and/or the repayment of principal, are consolidated, whereby assets and liabilities of third parties held by such trusts are reflected as assets and liabilities, and revenues and expenses generated from such third party assets are reflected in the statement of operations. Activities between trust accounts and the Group are eliminated.

     Until December 31, 1998, the Group's financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea, as modified by the accounting and reporting guidelines prescribed by the Office of Banking Supervision. Beginning January 1, 1999, the financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

     Capital adequacy ratios have been calculated from the financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the FSC.

     Because of significant changes in Korean GAAP which were applied by us in 1998 and 1999, the financial information included herein for those years is not directly comparable with previous periods. The Group has included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

     - Trading and investment securities;

     - Deferred taxation;

     - Guarantees and acceptances (including allowances for losses); and

     - Provision for loan loss allowances.

  CONSOLIDATED INCOME STATEMENT DATA

                                                          YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------
                                      1998(1)   1999(1)   2000(1)    2001(1)    2002(2)    2002(2)(3)
                                      -------   -------   --------   -------   ---------   ----------
                                                                                SHINHAN     SHINHAN
                                      SHINHAN   SHINHAN   SHINHAN    SHINHAN   FINANCIAL   FINANCIAL
                                       BANK      BANK       BANK      BANK       GROUP       GROUP
                                      -------   -------   --------   -------   ---------   ----------
                                      (IN BILLIONS OF WON AND MILLIONS OF US$, EXCEPT PER SHARE DATA)
Interest income.....................  W3,945    W3,283     W3,627    W3,607     W3,646       $3,074
Interest expense....................   3,381     2,544      2,734     2,542      2,352        1,983
                                      ------    ------     ------    ------     ------       ------
Net interest income.................     564       739        893     1,065      1,294        1,091
Provision for loan losses(4)........      --       734        510       510        193          162
                                      ------    ------     ------    ------     ------       ------
Net interest income after provision
  for loan losses...................     564         5        383       555      1,101          929
Noninterest revenue(5)..............   3,283       865      1,173     1,206      2,284        1,925
Noninterest expenses(6).............   3,534       788      1,094     1,309      2,446        2,062
                                      ------    ------     ------    ------     ------       ------
Operating income....................     313        82        462       452        939          792
Non-operating income (loss), net....    (274)       88         93        44        (86)         (73)
                                      ------    ------     ------    ------     ------       ------
Net income before income tax
  expense...........................      39       170        555       496        853          719
Income tax expenses(7)..............       7        57        182       149        255          215
                                      ------    ------     ------    ------     ------       ------
Net income before consolidation
  adjustment........................      32       113        373       347        598          504
Minority interest in loss (earnings)
  of consolidated subsidiaries......      (6)        1         (4)       --          4            4
Other(8)............................       2        --         --        --         --           --
                                      ------    ------     ------    ------     ------       ------
Net income..........................  W   28    W  114     W  369    W  347     W  602       $  508
                                      ======    ======     ======    ======     ======       ======
Per common share data (in currency
  unit):
Earnings per share-basic............  W  192    W  451     W1,428    W1,365     W2,294       $ 1.93
Earnings per share-diluted(9).......      --       354      1,143     1,160         --           --
Cash dividends per common share.....     150       400        750     1,000        600         0.51
Stock dividends per common share....      --        --         --        --         --           --

---------------

Notes:

(1) Represents the consolidated income statement of Shinhan Bank for the periods indicated.

(2) Represents the consolidated income statement of Shinhan Financial Group for the year ended December 31, 2002.

(3) Won amounts are expressed in US dollars at the rate of W1,186.30 per US$1.00, the noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

(4) The provision for loan losses was included in other operating expense in 1998. The amount of the provision was W382 billion. The methodology the Group uses to calculate the provision for loan losses was revised in 1999 to consider not only delinquencies and bankruptcies but also future capacity to repay including the borrower's management, current financial position, and future cash flows, based on its internally developed credit rating model.

(5) Noninterest revenue includes fees & commissions income, dividends on securities, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(6) Noninterest expense is composed of fees & commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(7) Prior to 1999, there was no requirement to use a deferred method of accounting for income taxes. The cumulative effect of adopting the revised standards as of January 1, 1999 was to debit opening retained earnings by W61 billion, which reflected the deferred tax liabilities that would have been recognized as of December 31, 1998. The Group did not restate prior periods. The effect of adopting the revised standards for the year ended December 31, 1999 was to decrease net income by W15 billion and to recognize deferred tax liabilities of W76 billion as of December 31, 1999.

(8) Prior to the year 2000, revenue (loss) from investment used to be presented next to minority interest in earnings of consolidated subsidiaries. However, according to the amended consolidation accounting principle in 2000, the revenue (loss) from investment is reclassified as an item of non-operating income (loss). Applying the amendment retroactively, 1999 income statement was adjusted reflecting the reclassification of the revenue (loss) from investment earned (incurred) in 1999.

(9) Diluted earnings per share measure was only required to be disclosed from 1999. Prior to this change in requirements, only basic earnings per share amount was required to be disclosed.

  CONSOLIDATED BALANCE SHEET DATA

                                                      AS OF DECEMBER 31,
                                 -------------------------------------------------------------
                                 1998(1)   1999(1)   2000(1)   2001(1)    2002(2)     2002(3)
                                 -------   -------   -------   -------   ---------   ---------
                                                                          SHINHAN     SHINHAN
                                 SHINHAN   SHINHAN   SHINHAN   SHINHAN   FINANCIAL   FINANCIAL
                                  BANK      BANK      BANK      BANK       GROUP       GROUP
                                 -------   -------   -------   -------   ---------   ---------
                                           (IN BILLIONS OF WON AND MILLIONS OF US$)
Cash and due from banks........  W 2,687   W 3,366   W 2,394   W 2,144    W 2,817     $ 2,375
Foreign exchange(4)............    1,302        --        --        --         --          --
Loans(5).......................   17,268    24,398    30,604    35,382     46,030      38,801
Less allowance for doubtful
  accounts(6)..................       --     1,187       709       602        786         662
Call loans(7)..................      271        --        --        --         --          --
Trading securities(8)..........       65     2,464     2,481     2,042      2,076       1,750
Investment securities(8).......   12,173    11,391    12,260    13,403     13,408      11,302
Customers' liabilities on
  guarantees(9)................    3,717        --        --        --         --          --
Premises and equipments(10)....    1,082       199       684       604      1,101         928
Other assets(11)...............    3,995     2,005     1,854     2,590      2,122       1,788
                                 -------   -------   -------   -------    -------     -------
Total assets...................   42,560    42,636    49,568    55,563     66,768      56,282
                                 -------   -------   -------   -------    -------     -------
Deposits.......................   21,985    22,918    29,712    34,217     38,722      32,641
Borrowings(12).................    7,488    11,916    11,812     9,674     11,352       9,569
Call money(13).................      136        --        --        --         --          --
Guarantees outstanding(9)......    3,717        --        --        --         --          --
Allowance for loan
  losses(14)...................    1,368        --        --        --         --          --
Debentures.....................    2,626     2,121     1,722     3,513      8,395       7,077
Other liabilities(15)..........    2,795     2,759     3,233     4,988      4,337       3,656
                                 -------   -------   -------   -------    -------     -------
Total liabilities..............   40,115    39,714    46,479    52,392     62,806      52,943
                                 -------   -------   -------   -------    -------     -------
Minority interests in
  consolidated subsidiaries....       49        68        65        --        321         270
Stockholders' equity...........    2,396     2,854     3,024     3,171      3,641       3,069
                                 -------   -------   -------   -------    -------     -------
Total liabilities, minority
  interest and stockholders'
  Equity.......................  W42,560   W42,636   W49,568   W55,563    W66,768     $56,282
                                 =======   =======   =======   =======    =======     =======

---------------

Notes:

 (1) Represents the consolidated balance sheet data of Shinhan Bank as of the dates indicated.

 (2) Represents the consolidated balance sheet data of Shinhan Financial Group as of the dates indicated.

 (3) Won amounts are expressed in US dollars at the rate of W1,186.30 per US$1.00, noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

 (4) Foreign exchange represents holdings of foreign currency and bills bought in foreign currencies. Beginning in 1999, holdings of foreign currency and bills bought in foreign currencies are included in cash and due from banks and loans, respectively. As of December 31, 1999, 2000, 2001 and 2002, the amounts of foreign currency were W42 billion, W41 billion, W43 billion and W56 billion, respectively. As of December 31, 1999, 2000, 2001 and 2002, the amounts of bills bought in foreign currencies were W1,894 billion, W2,141 billion, W1,877 billion and W2,264 billion, respectively.

 (5) Loans represent the gross amount of loans, before adjustment for the allowance for loan losses. Accrued interest income is included within other assets.

 (6) The amount of allowance for doubtful accounts as of December 31, 1998 was W776 billion. The allowance was disclosed within provisions until 1998. The allowance for loan losses prior to December 31, 1999 was provided based on credit risk classifications of the loan portfolio in accordance with guidelines issued by the Financial Supervisory Commission. Estimated loan losses were determined by applying certain percentages to each credit risk classification. Under revised Korean GAAP, effective as at December 31, 1999, the Financial Supervisory Commission requires allowances to fully reflect a borrower's future capacity to repay using forward looking criteria, rather than solely past performance, by applying the internal credit grading system developed by the reporting bank. The forward looking criteria are applied only to large-sized commercial loans (total loan exposure of W1 billion or more or unsecured loan exposure of W0.1 billion or more), while consumer loans and small-sized commercial loans were classified by considering number of days delinquent, secured amounts, and possibility of collection. Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

 (7) Call loans are included in Shinhan Bank's loans as of December 31, 1999, 2000 and 2001. The amount of call loans at those dates was W214 billion, W696 billion and W1,846 billion. Call loans are also included in Shinhan Financial Group's loans as of December 31, 2001 and 2002. The amount of call loans at those dates was W1,898 billion and W610 billion.

 (8) Under Korean GAAP effective in 1998 and until the following revision, debt securities denominated in Won were stated at acquisition cost. The Group accounted for all other debt and marketable equity securities on a basis similar to US GAAP. Under Korean GAAP effective for periods beginning after December 12, 1998, all debt securities and marketable debt securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

 (9) Guarantees and acceptances, for which the amounts were determined had been recorded as customers' liabilities on guarantees and guarantees outstanding on the balance sheets until 1998. From 1999, such amounts do not appear on the balance sheet but are recorded as an off-balance item in the notes to the Group's financial statements. The amounts of guarantees and acceptances at December 31, 1999, 2000, 2001 and 2002 were W2,984 billion, W3,006 billion, W2,234 billion and W1,344 billion, respectively.

(10) Accumulated depreciation was recorded within provisions until 1998; but from 1999 such amounts are recorded as a deduction from premises and equipment. The amounts of accumulated depreciation for 1998 was W592 billion.

(11) Other assets include leasehold deposits, accounts receivables, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network). Until 1998, leasehold deposits were recorded as premises and equipment. From 1999, such amounts are recorded as other assets on the balance sheet. Credit card accounts, payment on guarantees and purchases of securities under agreements to resell(resale agreements) were included in other assets until 1998. The amount of credit card loans was W1,009 billion, W1,143 billion, W1,586 billion, W2,093 billion and W2,796 billion in 1998, 1999, 2000, 2001 and 2002, respectively. The amount of payment in guarantees was W132 billion, W105 billion, W50 billion W39 billion and W90 billion in 1998, 1999, 2000, 2001 and 2002, respectively. The amount of resale agreements was W0 billion, W97 billion, W900 billion W7 billion and W0 billion in 1998, 1999, 2000, 2001 and 2002, respectively.

(12) Borrowings consist mainly of borrowings from Bank of Korea, the Korean government and banking institutions.

(13) Call money is included in Shinhan Bank's borrowings as of December 31, 1999, 2000 and 2001. The amount of call money at those dates was W1,436 billion, W151 billion and W248 billion. Call money is also included in Shinhan Financial Group's borrowings as of December 31, 2001 and 2002. The amount of call money at those dates was W344 billion and W197 billion.

(14) Allowance for loan losses and accumulated depreciation were recorded as provisions until 1998. From 1999, however, such amounts are recorded as deductions from the loans and premises and equipment balances, respectively.

(15) Under Korean GAAP, effective as of December 31, 1999, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Provisions are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of provisions as of December 31, 1999, 2000, 2001 and 2002 were W51 billion, W12 billion, W13 billion and W4 billion, respectively. These amounts are included in other liabilities.

  PROFITABILITY RATIOS

                                                        YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------
                                           1998(1)   1999(1)   2000(1)   2001(1)    2002(2)
                                           -------   -------   -------   -------   ---------
                                                                                    SHINHAN
                                           SHINHAN   SHINHAN   SHINHAN   SHINHAN   FINANCIAL
                                            BANK      BANK      BANK      BANK       GROUP
                                           -------   -------   -------   -------   ---------
                                                             (PERCENTAGES)
Net income as a percentage of:
  Average total assets...................    0.08%     0.29%     0.81%     0.67%      0.91%
  Average stockholders' equity...........    1.32      4.34     12.56     11.21      17.12
Dividend payout ratio(3).................   94.40     86.34     51.59     43.45      26.15
Net interest spread(4)...................    1.35      1.17      1.36      1.67       1.63
Net interest margin(5)...................    1.82      2.01      2.06      2.15       2.08
Efficiency ratio(6)......................   91.88     49.14     52.98     57.65      68.38
Cost-to average assets ratio(7)..........   10.49      2.03      2.38      2.50       3.67
Average stockholders' equity as a
  percentage of average total assets.....    6.29      6.76      6.40      5.91       5.27

---------------

Notes:

(1) Represents the profitability ratios of Shinhan Bank for the periods indicated.

(2) Represents the profitability ratios of Shinhan Financial Group for the year ended December 31, 2002.

(3) The dividend payout ratio represent the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(4) Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(5) Net interest margin represents the ratio of net interest income to average interest earning assets.

(6) Efficiency ratio represents the ratio of noninterest expense to the sum of net interest income and noninterest income.

(7) Cost-to-average-assets ratio represents the ratio of noninterest expense to average total assets.

 CAPITAL RATIOS

                                                 AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                                               --------------------------------------------
                                                1998     1999     2000     2001      2002
                                               ------   ------   ------   -------   -------
                                                              (PERCENTAGES)
Requisite capital ratio(1)...................    N/A      N/A      N/A    134.43%   130.93%
Total capital adequacy (BIS) ratio of Shinhan
  Bank(2)....................................  14.69    13.85    12.30     11.99     10.92
  Tier I(2)..................................   9.77    10.42     9.24      8.24      6.81
  Tier II(2).................................   4.92     3.43     3.06      3.75      4.11
Adjusted equity capital ratio of Shinhan
  Card(3)....................................    N/A      N/A      N/A       N/A     10.86

---------------

N/A = not applicable.

Notes:

(1) The Group was restructured as a financial holding company on September 1, 2001 and became subject to minimum capital requirements as reflected in the requisite capital ratio. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, the Group, at the holding company level, is required to maintain a minimum requisite capital ratio of 100%. Requisite capital ratio represents the ratio of net aggregate amount of the Group's equity capital to aggregate amounts of requisite capital. This computation is based on the Group's consolidated financial statement in accordance with Korean GAAP. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Financial Holding Companies -- Capital Adequacy".

(2) Shinhan Bank comprises 89.7% of the Group's total assets. Shinhan Bank's capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised as of December 31, 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2001 were recalculated using these revised guidelines. The capital ratios as of December 31, 1998, 1999 and 2000 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, Shinhan Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Shinhan Bank's total capital adequacy ratio as of December 31, 2001 and 2002 were 12.02% and 10.91%, respectively. This computation is based on Shinhan Bank's consolidated financial statements prepared in accordance with Korean GAAP. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks -- Capital Adequacy."

(3) Represents the ratio of total adjusted stockholders' equity to total adjusted assets and are computed in accordance with the guidelines issued by the Financial Supervisory Service for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%. This computation is based on Shinhan Card's nonconsolidated financial statements prepared in accordance with Korean GAAP.

 ASSET QUALITY RATIOS

                                                      AS OF DECEMBER 31,
                                        -----------------------------------------------
                                        1998(1)   1999(1)   2000(1)   2001(1)   2002(2)
                                        -------   -------   -------   -------   -------
                                           (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Substandard and below loans(3)........  W  944    W1,901    W1,351    W  540    W  843
Substandard and below loans as a
  percentage of total loans...........    4.51%     7.63%     4.63%     1.52%     1.83%
Substandard and below loans as a
  percentage of total assets..........    2.76      4.46      2.73      0.97      1.26
Precautionary loans as a percentage of
  total loans(4)......................   15.71     11.30      5.23      2.74      1.72
Precautionary and below loans as a
  percentage of total loans(4)........   20.23     18.92      9.86      5.17      3.55
Precautionary and below loans as a
  percentage of total assets(4).......   12.39     11.08      5.80      3.30      2.45
Allowance for loan losses as a
  percentage of substandard and below
  loans...............................   46.23     71.37     52.47     81.01     35.25
Allowance for loan losses as a
  percentage of precautionary and
  below loans(4)......................   15.69     20.50     18.41     22.51     25.38
Allowance for loan losses as a
  percentage of total loans...........    2.09      4.74      2.42      1.74      1.71
Substandard and below credits as a
  percentage of total credits(5)......    4.59      5.05      2.31      1.44      1.00
Loans in Korean Won as a percentage of
  deposits in Korean Won(6)...........   77.82     81.05     74.94     83.36     96.35

---------------

Notes:

(1) Represents the asset quality ratios of Shinhan Bank as of the dates indicated.

(2) Represents the asset quality ratios of Shinhan Financial Group as of December 31, 2002.

(3) Substandard and below loans are defined in accordance with regulatory guidance in Korea, except excludes loans provided from Shinhan Bank's trust accounts and confirmed guarantees and acceptances (including bills purchased and privately placed debentures). Until 1998, the Group classified credit quality into the following five categories according to standards defined by the Office of Bank Supervision, which categories are normal, precautionary, substandard, doubtful and estimated loss. In 1999, as well as classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, the Group also took into account the repayment capability of borrowers. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks".

(4) As defined by the Financial Supervisory Commission.

(5) Credits include loans provided from the Group's trust accounts (including bills purchased and privately placed debentures) and confirmed guarantees and acceptances, as well as the total loan portfolio of the banking accounts.

(6) Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

RECENT DEVELOPMENTS

 RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, with a few exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Our management is currently assessing the impact of SFAS No. 149 on our financial condition and our results of operations.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but must now to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For private companies, mandatorily redeemable financial instruments are subject to the provisions of SFAS 150 for the fiscal period beginning after December 15, 2003. Our management is currently assessing the impact of SFAS No. 150 on our financial condition and our results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Group to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are located in Note 30 to the Group's consolidated financial statements. The Group's management does not expect that the adoption of FIN 45 will have a material impact on the Group's financial condition or its results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective as of January 1, 2004 for VIEs created prior to February 1, 2003. The Group's management is currently assessing the impact of FIN 46 on its financial condition and our results of operations.

  RECENT EVENTS

  Exposure to SK Global and other SK Group Companies

     In the first quarter of 2003, accounting irregularities were discovered at SK Global to which most commercial banks in Korea, including the Group, have substantial exposure. These irregularities had concealed the weak financial condition of SK Global over a period of several years. In March 2003, the principal creditor banks of SK Global acknowledged that SK Global is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Global until June 18, 2003.

     In June 2003, the domestic creditors of SK Global agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by providing cash in the amount of approximately 30% of the outstanding loans. In addition, in July 2003, the domestic creditor's committee and the steering committee of the overseas creditors of SK Global agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as incentives which will be in the form of bonds with warrants. The cash payment shall be repaid in four installments of 40% on December 31, 2003, 30% on March 31, 2004, 20% on June 30, 2004 and 10% on September 30, 2004. Depending on whether the approval rate of all the foreign creditors is 95% or more, between 90 to 95% or between 80 to 90%, the amount of the incentives will be 5%, 4% or 3% of the total outstanding credit as of March 11, 2003. The bonds with warrants, which warrants can be exercised in 2005, will be due in 2007, without any interest, and will be repaid in a one-time payment.

     The agreement, which has been endorsed by the steering committee of overseas creditors, remains subject to each overseas creditors' approval. The steering committee of overseas creditors was originally required to obtain the approval from each overseas creditor and present a written statement of consent to the domestic creditors by mid-August 2003. The domestic creditors have since extended this deadline to September 17, 2003. At a shareholders' meeting held on September 9, 2003, SK Global changed its legal name to SK Networks.

     Once finally approved by the overseas creditors, domestic creditors are expected to finalize the detailed terms of the workout program, which will, among other things, require SK Corporation, the major shareholder of SK Global and the creditors of SK Global participating in the workout program to convert approximately W2.4 trillion in principal amount of total debt into equity securities, consisting of common shares, redeemable preferred shares and convertible bonds, of SK Global, after writing off substantially all of pre-existing equity securities. While the workout program may also call for additional restructuring of surviving debt, including extension of maturity and reduction of interest rates, the detailed terms are expected to be finalized by the end of 2003.

     Both the Group and Chohung Bank have decided to participate in the workout program. We believe that participation in the workout program will eventually yield more than the 30% cash buyout proposed for dissenting domestic creditors. At this time, it is difficult to predict how much of our loans to SK Global will be converted into what percentage of equity securities of SK Global or whether our loans to SK Global will be subject to additional restructuring including extension of maturities and reduction of interest rates. However, we do not believe that our participation in the workout program will have any material adverse impact on us or our financial condition. While we believe that the level of our specific allowance for loan losses in respect of SK Global as of June 30, 2003 are adequate to cover losses currently expected from our participation in, and implementation of, the workout program of SK Global, no assurance can be given that our allowance for loan losses with respect to SK Global will be sufficient to cover actual future losses.

     Since December 31, 2002, the Group has not increased its exposure to SK Global in any material respects and no significant changes have occurred with respect to its exposures to other SK Group companies except increases in trade financing to SK Corporation within its credit limit.

     The following table provides a comparison of the Group's exposures and related aggregate allowance for loan losses and for guarantees and acceptances to SK Group Companies on a Korean GAAP basis as of December 31, 2002 and June 30, 2003 in aggregate, and separately for SK Global and SK Corporation. The Group's exposure to SK Group companies on a U.S. GAAP basis would be different from these amounts due to differences in consolidation scope and the carrying amount of loans and securities under both bases of accounting. See
"-- Reconciliation with Korean Generally Accepted Accounting Principles" below for a specific description of these differences.

                                                                   AS OF
                          ----------------------------------------------------------------------------------------
                                              DECEMBER 31, 2002                              JUNE 30, 2003
                          ---------------------------------------------------------   ----------------------------
                                                                    ALLOWANCES FOR
                           LOAN BALANCES                            LOAN LOSSES AND    LOAN BALANCES
                          AND GUARANTEES                  TOTAL     GUARANTEES AND    AND GUARANTEES
                          AND ACCEPTANCES   SECURITIES   EXPOSURE     ACCEPTANCES     AND ACCEPTANCES   SECURITIES
                          ---------------   ----------   --------   ---------------   ---------------   ----------
                                                            (IN BILLIONS OF WON)
SK Global(1)............       W500            W 43        W543           W3               W552            W 11
SK Corporation(2).......         49              10          59           --                133              33
Other SK Group
  Companies.............        284              61         345            1                247             132
                               ----            ----        ----           --               ----            ----
    TOTAL...............       W833            W114        W947           W4               W932            W176
                               ====            ====        ====           ==               ====            ====

                                    AS OF
                          --------------------------
                                JUNE 30, 2003
                          --------------------------
                                     ALLOWANCES FOR
                                     LOAN LOSSES AND
                           TOTAL     GUARANTEES AND
                          EXPOSURE     ACCEPTANCES
                          --------   ---------------
                             (IN BILLIONS OF WON)
SK Global(1)............   W  563         W235(3)
SK Corporation(2).......      166           --
Other SK Group
  Companies.............      379            2
                           ------         ----
    TOTAL...............   W1,108         W237
                           ======         ====

---------------

Notes:

(1) There was no allowance for guarantees and acceptances as of December 31, 2002 since SK Global was classified as normal. A provision of W198 billion for loan losses and a provision of W34 billion for guarantees and acceptances were recorded to increase the allowance for loan losses and allowance for guarantees and acceptances, respectively, as the classification of SK Global was changed from normal to substandard due to the recent discovery of accounting irregularities and subsequent development of workout procedures described above.
(2) Represents increases of W49 billion in bills discounted and W35 billion in guarantees and acceptances.

(3) The only changes in the allowance for loan losses and guarantees and acceptances related to SK Global from January 1, 2003 to June 30, 2003 were additional provisions totalling W232 billion.

  Exposure to the former Hyundai Group Companies

     Since December 31, 2002, no significant changes have occurred with respect to the Group's exposure to the former Hyundai Group companies in any material respects.

 Credit Quality under Korean GAAP

     The following table shows the asset quality of Shinhan Bank's credit portfolio by type as of December 31, 2002 and June 30, 2003 calculated on a non-consolidated basis under Korean GAAP and reported to the Financial Supervisory Commission.

                                                                          AS OF
                                                        -----------------------------------------
                                                         DECEMBER 31, 2002        JUNE 30, 2003
                                                        --------------------     ----------------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Substandard and below credits(1)......................        W   616                W 1,254
  Substandard.........................................            487                  1,093
  Doubtful............................................             57                     50
  Estimated loss......................................             72                    111
Substandard and below credits as a percentage of total
  credits.............................................           1.42%                  2.55%
Substandard and below credits as a percentage of total
  assets..............................................           1.05%                  1.89%
Precautionary and below credits(2)....................        W 1,260                W 2,047
Precautionary and below credits as a percentage of
  total credits.......................................           2.91%                  4.15%
Precautionary and below credits as a percentage of
  total assets........................................           2.14%                  3.08%
Allowance for loan losses(3)..........................        W   566                W   872
Allowance for loan losses as a percentage of
  substandard and below credits.......................          91.79%                 69.53%
Allowance for loan losses as a percentage of
  precautionary and below credits.....................          44.90%                 42.60%
Allowance for loan losses as a percentage of total
  loans...............................................           1.31%                  1.77%
Loans in Korean Won as a percentage of deposits in
  Korean Won(4).......................................         102.15%                109.71%

---------------

Notes:

(1) Substandard and below credits are defined in accordance with regulatory guidance in Korea, and includes loans provided from Shinhan Bank's trust accounts (including bills discounted and privately placed debentures) and confirmed guarantees and acceptances. Until 1998, the Group classified credit quality into the following five categories according to standards defined by the Office of Bank Supervision, which categories are normal, precautionary, substandard, doubtful and estimated loss. In 1999, as well as classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, the Group also took into account the repayment capability of borrowers. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks".

(2) As defined by the Financial Supervisory Commission.

(3) Includes allowance for guarantees and acceptances and allowance for loan losses on loans from Shinhan Bank's trust accounts.

(4) Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

 Allowance for Loan Losses under Korean GAAP

     As a result of impairment in the Group's exposures to SK Global and increased delinquencies on credit cards, its credit quality, under Korean GAAP, as of June 30, 2003 deteriorated as compared to that of December 31, 2002. In the case of Shinhan Bank, loans classified as substandard or below under the classification of the Financial Supervisory Commission increased by W638 billion to W1,254 billion, primarily as a result of W473 billion of loans to SK Global being reclassified as substandard following discovery of accounting irregularities in March 2003. Under U.S. GAAP, this was reflected in the consolidated financial statements prepared in accordance with U.S. GAAP as of December 31, 2002 and earlier years. Loans classified as substandard or below as a percentage of total loans increased 113 basis points from 1.42% as of December 31, 2002 to 2.55% as of June 30, 2003. In the case of Shinhan Card, delinquent balances (balances over due for 90 days or more) increased by W46 billion during the period in comparison and net charge-offs during the first half of 2003 amounted to W80 billion. Delinquency ratios increased from 2.82% as of December 31, 2002 to 4.64% as of June 30, 2003. As a result of the foregoing, the Group's allowance for loan losses increased by W340 billion from W786 billion as of December 31, 2002 to W1,126 billion as of June 30, 2003.

 Credit Card Portfolio

     The following table shows the changes in the Group's credit card balances as of December 31, 2002, and June 30, 2003.

                                                     AS OF          AS OF          AS OF
                                                  DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                      2002           2002          2003
                                                   U.S. GAAP     KOREAN GAAP    KOREAN GAAP
                                                  ------------   ------------   -----------
                                                   (IN BILLIONS OF WON EXCEPT PERCENTAGES)
Outstanding balance.............................     W2,763         W2,796        W2,237
Allowance for loan losses.......................        179            103           154
Delinquent loans................................        358            391           473
Delinquent loans as a percentage of outstanding
  balance.......................................       13.0%          14.0%         21.1%

     Under Korean GAAP, delinquencies have increased form W391 billion as of December 31, 2002 to W473 billion as of June 30, 2003. U.S. GAAP delinquencies were W358 billion as of December 31, 2002. Additionally, under Korean GAAP, charge-offs were W60 billion for the year ended December 31, 2002 and W87 billion for the six-month period ended June 30, 2003.

     On the basis of the aforementioned, the Group believes that it will provide additional loan loss allowances for credit cards under U.S. GAAP as of December 31, 2003.

     The Group believes, based on the aforementioned, it will provide for additional loan loss allowances for its credit card balances as of December 31, 2003.

  SUMMARY RESULTS OF OPERATIONS OF 1ST HALF 2003 AS COMPARED TO 1ST HALF 2002 UNDER KOREAN GAAP

     The consolidated income statement and balance sheet data set forth below have been derived from the Group's consolidated income statement for the six months ended June 30, 2002 and 2003 and its consolidated balance sheets as of December 31, 2002 and June 30, 2003, all of which were prepared in accordance with Korean GAAP and are unaudited. The discussion of average balances, average yields or rates and net interest margin are all based on financial information prepared under Korean GAAP for the purpose of reporting to the Financial Supervisory Commission according to its guidelines. Results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year.

  Consolidated Income Statement Data

     The presentation of certain line-items contained in the consolidated income statement data below has been renamed and reclassified from the line-items reflected in our consolidated income statement for the six months ended June 30, 2002 and 2003 prepared in accordance with Korean GAAP.

                                                               FOR THE SIX MONTHS ENDED JUNE 30,
                                                              -----------------------------------
                                                                2002        2003       % CHANGE
                                                              ---------   ---------   -----------
                                                                  (IN BILLIONS OF WON, EXCEPT
                                                                PERCENTAGES AND PER SHARE DATA)
Interest income(1)..........................................   W1,748      W1,925         10.2%
Interest expense(2).........................................    1,136       1,210          6.6
                                                               ------      ------        -----
Net interest income.........................................      612         715         16.9
Provision for loan losses(3)................................      107         484        351.8
                                                               ------      ------        -----
Net interest income after provision for loan losses.........      505         231        (54.2)
Noninterest income(4).......................................    1,054       1,076          2.1
Noninterest expenses(5).....................................    1,063       1,127          6.0
                                                               ------      ------        -----
Operating income............................................      496         180        (63.7)
Non-operating income (loss), net(6).........................      (34)         26          N/M
                                                               ------      ------        -----
Net income before income tax expense........................      462         206        (55.3)
Income tax expense..........................................     (135)        (92)       (32.2)
                                                               ------      ------        -----
Net income before consolidation adjustment..................      327         114        (64.9)
Minority interest in loss (earnings) of consolidated
  subsidiaries..............................................       (3)        (12)       411.5
Other.......................................................       --          --           --
                                                               ------      ------        -----
Net income..................................................   W  324      W  102        (68.4)%
                                                               ======      ======        =====
Per common share data (in Won):
Earnings per share -- basic.................................   W1,234      W  390
Earnings per share -- diluted...............................       --          --
Cash dividends per common share(7)..........................      600         600
Stock dividends per common share............................       --          --

---------------

N/M = not meaningful.

Notes:

(1) Under Korean GAAP, all income from credit cards were classified as fees and commission and included in noninterest income and included as an item under operating revenues in the Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(2) Included as an item under operating expense in the Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(3) Included as a bad debt expense under operating expense in the Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(4) Represents all items other than interest income under operating revenue in Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(5) Represents all items other than interest expense and bad debt expense under operating expense in the Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(6) Represents the net amount of non-operating income and non-operating expense in the Group's consolidated income statement for the six months ended June 30, 2002 and 2003.

(7) Previously, Korean GAAP required that dividends be recorded in which they relate. However, effective 2003, Korean GAAP was revised to require that dividends be recorded in the period in which they are declared and paid as is the case under U.S. GAAP rather than the period to which they relate. Early adoption in 2002 was permitted and, accordingly, the Group has adopted this revision beginning with its annual financial statements as of the and for the year ended December 31, 2002.

     Net Interest Income. The 16.9% increase in net interest income was due primarily to an increase in interest-earning assets, in particular in lending to small- and medium-sized enterprises and consumer lending, partially offset by a decrease in average interest rates. The average balance of Shinhan Bank's interest-earning assets increased by 13.8% to W55,534 billion for the six months ended June 30, 2003 compared to W48,815 billion for the corresponding period in 2002, which was partially offset by a decline in the annualized average interest rate on the total interest-earning assets to 6.04% for the six months ended June 30, 2003 from 6.65% for the corresponding period in 2002.

     The 10.2% increase in interest income was due primarily to a 13.9% increase in interest on loans. Interest on loans increased 13.9% from W1,229 billion in the first half of 2002 to W1,401 billion in the first half of 2003 due primarily to a 24.0% increase in average volume of consumer loans from W12,978 billion in the first half of 2002 to W16,088 billion in the first half of 2003, partially offset by a decline of 30 basis points in the average yield on such loans from 7.29% in the first half of 2002 to 6.99% in the first half of 2003. Interest and dividends on securities remained relatively unchanged from W488 billion in the first half of 2002 to W485 billion in the first half of 2003 due primarily to the Group's acquisition of Goodmorning Securities which substantially offset the effect of a general decline in the market interest rates.

     The 6.6% increase in interest expense was primarily attributable to a 58.5% increase in interest on debentures. Interest on debentures increased 58.5% from W155 billion in the first half of 2002 to W245 billion in the first half of 2003 due primarily to a 69.8% increase in average volume of Won-denominated debentures issued by Shinhan Bank to W6,534 billion in the first half of 2003 from W3,847 billion in the first half of 2002, partially offset by a 145 basis points decline in average rates from 7.21% in the first half of 2002 to 5.76% in the first half of 2003. The 448.7% increase in average volume of Won-denominated debentures issued by the Group's holding company to W1,103 billion in the first half of 2003 from W201 billion in the first half of 2002 also contributed to the increase in interest on debentures. This increase was due primarily to the short-term liquidity difficulties at Shinhan Card in the first half of 2003 and the resulting liquidity support made by the Group. Interest on deposits remained relatively constant as the increase in deposit volume was substantially offset by a decline in interest rates.

     Provision for Loan Losses. The 351.8% increase in provisions for loan losses to W484 billion in the first half of 2003 was primarily attributable to a W232 billion of provisions raised in the first half of 2003 in respect of the Group's exposure to SK Global and a W136 billion of provisions relating to credit cards in the first half of 2003 as the Group experienced significant deterioration and increased delinquencies.

     Noninterest Income. The Group's noninterest income increased 2.1% from W1,054 billion in the first half of 2002 to W1,076 billion in the first half of 2003 due primarily to a W120 billion increase in fees and commissions from credit cards which was partially offset by a W98 billion decrease in net gains on foreign currency and derivative trading, net of the respective losses during the period under review.
     Noninterest Expenses. The Group's noninterest expenses increased 6.0% to W1,127 billion in the first half of 2003 from W1,063 billion in the first half of 2002 due primarily to a 39.9% increase in general and administrative expenses and fees paid on credit cards, which more than offset decreases in other expenses relating to mortgages and home equity lending and loss on derivatives. General and administrative expenses increased 39.4% from W361 billion in the first half of 2002 to W503 billion in the first half of 2003 due primarily to a general increase in the salaries and employee benefits, together with the effect of the Group's acquisition of Goodmorning Securities.

     Non-operating income (loss), net. The Group recorded net non-operating income of W26 billion in the first half of 2003 as compared to a net non-operating loss of W34 billion in the first half of 2002, due primarily to decreases in losses from sale of investment securities and impairment losses, including as a result of a loss on sale of equity securities of Hynix Semiconductor in the first half of 2002 which did not occur in the first half of 2003.
     Income taxes. The Group's income tax expenses decreased from W135 billion in the first half of 2002 to W91 billion in the first half of 2003, as its net income before income taxes decreased by 55.3% from W462 billion in the first half of 2002 to W206 billion in the first half of 2003. The statutory tax rate was 29.7% during the period under review.
     Net income. As a result of the foregoing, the Group's net income decreased 68.4% from W324 billion in the first half of 2002 to W102 billion in the first half of 2003.

 Consolidated Balance Sheet Data

                                                              AS OF
                                                ---------------------------------
                                                DECEMBER 31, 2002   JUNE 30, 2003   % CHANGE
                                                -----------------   -------------   --------
                                                  (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
ASSETS:
Cash and due from banks.......................       W 2,817           W 3,889       38.0%
Loans (net of allowance for loan losses of
  W786 billion as of December 31, 2002 and
  W1,126 billion as of June 30, 2003).........        45,244            49,667         9.8
Trading securities(1).........................         2,045             2,656        29.9
Available-for-sale securities(1)..............         9,146            10,030         9.7
Held-to-maturity securities(1)................         4,284             4,123        (3.8)
Equity method investments(1)..................            10                 7       (22.0)
Premises and equipments.......................         1,094             1,058        (3.3)
Other assets..................................         2,128             3,272        53.8
                                                     -------           -------       -----
     Total assets.............................       W66,768           W74,702       11.9%
                                                     =======           =======       =====

LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Deposits......................................       W38,722           W42,467        9.7%
Borrowings....................................        11,352            13,925        22.7
Debentures....................................         8,395             9,708        15.6
Other liabilities(2)..........................         4,337             4,688         8.1
                                                     -------           -------       -----
     Total liabilities........................        62,806            70,788        12.7
                                                     -------           -------       -----
Minority interests in consolidated
  subsidiaries................................           321               334         3.9
Stockholders' equity..........................         3,641             3,580        (1.7)
                                                     -------           -------       -----
Total liabilities and stockholders' equity....       W66,768           W74,702       11.9%
                                                     =======           =======       =====

---------------

Note:

(1) Effective as of March 31, 2003, the Group's classification of securities was revised pursuant to the adoption of Statement of Korea Accounting Standard No. 8, Securities. As a result, trading securities amounting to approximately W32 billion and held-to-maturity securities amounting to approximately W8 billion, each as of December 31, 2002, were reclassified as available-for-sale securities in this presentation.

(2) Includes retirement and severance benefit of W160 billion as of December 31, 2002 and W172 billion as of June 30, 2003.

     Assets. The Group's assets remained increased 11.9% to W74,702 billion as of June 30, 2003 from W66,768 billion as of December 31, 2002, due primarily to increases in loans in Korean Won and securities. Loans in Korean Won increased 12.1% from W32,616 billion as of December 31, 2002 to W36,575 billion as of June 30, 2003 as a result of a W2,997 billion increase in corporate loans, primarily loans to small-and medium-sized enterprises, and a W693 billion increase in consumer loans. The Group's securities increased by W1,332 billion due primarily to a W763 billion increase in government bonds and finance debentures and a W263 billion increase in foreign currency denominated securities at Shinhan Bank and a W497 billion increase in securities volume of Goodmorning Shinhan Securities.

     Liabilities and stockholders' equity. The Group's total liabilities increased 12.7% from W62,806 billion as of December 31, 2002 to W70,788 billion as of June 30, 2003. This increase was due primarily to a 9.7% increase in deposits from W38,722 billion as of December 31, 2002 to W42,467 billion as of June 30, 2003 and a 22.7% increase in borrowings from W11,352 billion as of December 31, 2002 to W13,925 billion as of June 30, 2003. The 9.7% increase in deposits was due primarily to a W2,616 billion increase in Won-denominated deposits and a W1,134 billion increase in foreign currency deposits of Shinhan Bank due primarily to an inflow of short-term liquid funds into the Group's deposit products for lack of alternative investment opportunities, including a W870 billion increase in its time deposit products with yields linked to the stock market performance. The 22.7% increase in borrowings was a result of a W1,288 billion increase in call money and a W842 billion increase in borrowings in Korean Won, due primarily to a temporary increase in call money as well as an increase in borrowings from the Bank of Korea. The W1,313 billion, or 15.6%, of increase in debentures is due primarily to a W1,718 billion increase resulting from new issuances of general debentures by Shinhan Bank due primarily to increased issuances of long-term debt securities in the first half of 2003, benefiting from the low interest rate environment, as well as to match liquidity as time deposits with maturities of one year or more decreased, partially offset by a W130 billion decrease in debt securities of Shinhan Card due to liquidity difficulties in the first half of 2003. Stockholders' equity decreased 1.7% from W3,641 billion as of December 31, 2002 to W3,580 billion as of June 30, 2003 due primarily to a payment of cash dividend in the amount of W157 billion which more than offset an increase in retained earnings of W102 billion in the first half of 2003.

RECONCILIATION WITH KOREAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Group's consolidated financial statements and related footnotes appearing in "Item 18. Financial Statements", which are prepared in accordance with U.S. GAAP, and other financial data appearing in Items 3, 4 and 5 are presented on a consolidated basis under U.S. GAAP, unless otherwise specifically mentioned. The Group's consolidated financial statements prepared in accordance with U.S. GAAP, differ in certain significant respects from Korean GAAP, the basis on which the consolidated financial data appearing in "-- Recent Developments" are presented. Differences between Korean GAAP and U.S. GAAP, which have significant effects on the consolidated net income and stockholders' equity of Shinhan Financial Group, are summarized as follows:

                                                                       2002
                                                               --------------------
                                                               (IN MILLIONS OF WON)
U.S. GAAP NET INCOME........................................        W  589,422
                                                                    ----------
1.  Provision for loan losses...............................            85,515
2.  Sale of loans to the Korea Asset Management
    Corporation.............................................           (25,875)
3.  Deferred loan origination fees and costs................           (30,014)
4.  Write-off of other assets and receivables...............           (19,066)
5.  Securities and derivatives for nontrading purposes
    a. Changes in foreign exchange rates on
       available-for-sale securities........................           (75,095)
    b. Impairment loss and reclassification of securities...           (66,963)
    c. Reversal of hedge accounting treatment for
       derivatives..........................................           (12,094)
6.  Stock based compensation................................             2,889

                                                                       2002
                                                               --------------------
                                                               (IN MILLIONS OF WON)
8.  Lease conversion........................................           (45,855)
9.  Equity method...........................................             2,446
10. Foreign currency translation............................            (2,595)
11. Goodwill impairment.....................................           129,917
12. Sale of Shinhan Securities..............................           (10,642)
14. Amortization of intangible assets.......................            12,942
15. Minority interest.......................................             2,862
16. Reversal of asset revaluation...........................               862
17. Others..................................................             6,768
                                                                    ----------
Total of adjustments........................................           (43,998)
Tax effect of adjustments...................................            56,739
                                                                    ----------
KOREAN GAAP NET INCOME......................................        W  602,163
                                                                    ==========
U.S. GAAP STOCKHOLDERS' EQUITY..............................        W3,262,607
                                                                    ----------
1.  Provision for loan losses...............................           295,140
2.  Sale of loans to the Korea Asset Management
    Corporation.............................................           (21,298)
3.  Deferred loan origination fees and costs................           (82,606)
4.  Write-off of other assets and receivables...............             4,689
5.  Securities and derivatives for nontrading purposes
    b. Impairment loss and reclassification of securities...            37,820
    c. Reversal of hedge accounting treatment for
       derivatives..........................................            (6,582)
6.  Stock based compensation................................            (2,348)
7.  Formation of Shinhan Financial Group....................           (43,058)
8.  Lease conversion........................................            (5,632)
9.  Equity method...........................................            26,875
10. Foreign currency translation............................           (11,238)
11. Goodwill impairment.....................................            26,868
12. Sale of Shinhan Securities..............................           (10,642)
13. Negative goodwill.......................................            73,935
14. Amortization of intangible assets.......................            12,942
15. Minority interest.......................................           324,192
16. Reversal of asset revaluation...........................           132,559
17. Others..................................................            (1,672)
                                                                    ----------
Total of adjustments........................................           749,944
Tax effect of adjustments...................................           (51,184)
                                                                    ----------
KOREAN GAAP STOCKHOLDERS' EQUITY............................        W3,961,367
                                                                    ==========

     The following is a summary of the significant adjustments made to consolidated net income and stockholders' equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

          1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (1) the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, (2) the loans observable market price or (3) the fair value of the collateral if the loan is collateral dependent.

          For homogeneous pools of corporate and consumer loans, allowances are based on historical losses using a risk rating migration model adjusted for qualitative factors.

          Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which requires that the minimum allowance be established based on loan classification. The Group used these guidelines to establish minimum allowances. The Group's reserve is established based on the following percentages as of December 31, 2002.

                                                              CORPORATE   CONSUMER
                                                              ---------   --------
                                                                  (PERCENTAGE)
Normal......................................................  0.20-2.0      0.75
Precautionary...............................................       4.0       8.0
Substandard.................................................        20        20
Doubtful....................................................        95        55
Estimated Loss..............................................       100       100

          This adjustment reflects the differences in the methodologies used to determine the allowance for loan losses under U.S. GAAP and Korean GAAP. It also includes the offsetting effects of (1) the consolidation of the Group's trust accounts, which include loans and related reserves under Korean GAAP and (2) the deconsolidation of certain securitized loans and related reserves, which it recorded as sales under Korean GAAP.

          Under U.S. GAAP, the methodology used to determine the appropriate allowance for 2000 and 2001 took into consideration subsequent information indicating that larger losses had been triggered on certain large corporate credits than previously recorded under Korean GAAP. This information was not available at the time the Korean GAAP financial statements were prepared. The most significant credit where more information was available was SK Global. The difference due to the SK Global effect in net income was W70,086 million from the amount of W85,515 million and the difference in stockholders' equity was W194,320 million from the total amount of W295,140 million.

          2. Prior to fiscal year 2000, the Group sold a number of non-performing loans to the Korea Asset Management Corporation. Based on the sales agreement, the Korea Asset Management Corporation can return certain loans to the Group when the performance requirements of such loans are not met. Under U.S. GAAP, the Group has recognized a recourse liability for the obligation to repurchase such loans. Under Korean GAAP, the Group has not estimated a recourse liability.

          3. Under U.S. GAAP loan origination fees and the related costs are deferred and amortized over the life of the loan as an adjustment to the yield of the loan. Under Korean GAAP, origination fees are recognized in income when received or paid and does not provide for the deferral or related costs.

          4. Korean GAAP permits banks to capitalize certain costs related to the collection of delinquent loans and reflect losses related to the misappropriation of bank assets by employees as receivables. The substantial majority of this adjustment relates to these two items. In 2002, the amounts relating to these items under Korean GAAP were W18,061 million and W1,005 million, respectively. Under U.S. GAAP, such items must be expensed as incurred. This adjustment reflects the recognition of these items as expense during 2002.

          5a. Under U.S. GAAP, effects of changes in foreign exchange rates of foreign available-for-sale securities are reflected as a component of other comprehensive income. Under Korean GAAP, effects of such changes in foreign exchange rates are reflected in earnings. This item reflects the adjustment of such effects from earnings to other comprehensive income.

          5b. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether the issuer is in bankruptcy or liquidation. This item reflects the recognition of additional losses, adjustment of fair value basis and reclassification of securities into proper categories under U.S. GAAP.

          5c. Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at reducing the risk associated with the exposure being hedged. The hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged, and the method of assessing hedge effectiveness. As the criteria for documenting the designation of hedging relationships and hedge effectiveness are more rigorous under U.S. GAAP, the majority of the derivatives accounted for as hedges under Korean GAAP do not qualify for hedge accounting under U.S. GAAP. This item reflects the reversal of the hedge accounting treatment applied under Korean GAAP.

          6. Under U.S. GAAP, to apply fair value based method of accounting for stock-based compensation, stock options issued are valued based upon option-pricing model, which takes into account certain assumptions whereas under Korean GAAP, a different set of assumptions are taken into consideration. The income statement adjustment represents the difference in amortization expense due to the difference in valuation of the stock options issued under U.S. and Korean GAAP.

          Under Korean GAAP, stock option compensation costs are recorded as a liability whereas under U.S. GAAP, they are recorded as a component of equity. The stockholders' equity adjustment reflects the amount of stock compensation costs recorded in the liability section under Korean GAAP.

          7. Under Korean GAAP, the formation of a financial holding company results in changes in Shinhan Bank's original investment costs basis in its investees, whereas under U.S. GAAP, the transaction is accounted for under the purchase method with Shinhan Bank being the accounting acquirer, resulting in no change to Shinhan Bank's original investment costs in Shinhan Capital, Shinhan Securities and Shinhan Investment Trust Management Company. In addition, under Korean GAAP, the value of consideration was measured based on the stock price on the consummation date of the acquisition, whereas under U.S. GAAP, the value of consideration was measured based on the Group's average closing price on the Korea Stock Exchange two days before and after the date the formation was agreed to and announced. Furthermore, costs that were directly related to the formation were expensed under Korean GAAP, whereas such costs were included in the cost of the formation under the U.S. GAAP. This adjustment reflects differences in the accounting related to the formation of the holding company under U.S. GAAP.

          8. As lessors, the Group recorded certain equipment financing as operating leases under Korean GAAP. Under U.S. GAAP, such leases are classified as capital leases. As such, the equipment subject to U.S. GAAP capital lease requirements are removed from the balance sheet and replaced with the net investment in the respective leases. The difference between U.S. and Korean GAAP relates to the difference between the depreciation expense and rental income that is recorded under Korean GAAP versus the amortization of the unearned income related to the lease receivable that is recorded under U.S. GAAP.

          Under U.S. GAAP, on the date the financing lease is cancelled, the net investment in the leased is terminated and the leased assets are reinstated on the financial statements as fixed assets and depreciated. In practice, under Korean GAAP, subsequent to the cancellation of the lease, the principal amount is reclassified from lease receivable to other receivable.

          Under Korean GAAP, foreign exchange gains and losses from translating from foreign debts incurred for acquisition of operating lease assets are deferred and amortized over the related lease assets. Under U.S. GAAP, foreign exchange gains are recorded as a period expense in the income statement.

          9. The results of each of the Group's subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, allocation to the Group's share of the converted results of the respective subsidiaries has been affected.

          10. Under U.S. GAAP and Korean GAAP, assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates established at balance sheet date from the respective functional currency to the reporting currency, the Korean Won. Under U.S. GAAP, income and expenses for those foreign entities are translated at the average exchange rate for the period. Under Korean GAAP, income and expenses for those foreign entities are translated at the current exchange rate at the balance sheet date. Under U.S. GAAP and Korean GAAP, the resulting unrealized gains and losses arising from the translation of foreign entities are recorded as a separate component of stockholders' equity. This reconciliation adjusts the different rates used in foreign currency translation of income statement items for foreign entities under Korean GAAP to U.S. GAAP.

          11. Under Korean GAAP, goodwill is amortized over the useful life during which future economic benefits are expected to flow to the enterprise, not exceeding twenty years. The Group amortizes goodwill over ten years. Under U.S. GAAP, goodwill is not amortized rather it is tested for impairment at least annually. The income statement adjustment reflects goodwill impairment charge recorded under U.S. GAAP, net of the goodwill amortization that was recorded under Korean GAAP. Under Korean GAAP, acquisition of the remaining interest in its consolidated subsidiary is accounted for under the book basis with no goodwill recognized. Rather, any excess amount paid results in a reduction of capital surplus. Furthermore, consolidation is required when the investor owns more than 30% of the investee's voting shares and is also the largest shareholder. Under U.S. GAAP, acquisition of the remaining interest in its equity investee is accounted for under the purchase method with the excess cost over the fair value of the net assets acquired recognized as goodwill. The stockholders' equity adjustment reflects the additional amount of goodwill recognized under U.S. GAAP.

          12. Under Korean GAAP, the merger between Shinhan Securities and Good Morning Securities is accounted for as a common control merger with no gain or loss recognized on this transaction. Under U.S. GAAP, the merger was accounted for in accordance with EITF 90-13 which accounts for the transaction as a sale of portion of the Shinhan Financial Group's interest in Shinhan Securities to the minority interest holders of the Good Morning Securities and acquisition of additional interest in Good Morning Securities. A gain is recognized to the extent that Shinhan Securities was sold.

          13. Whereas under Korean GAAP we did not allocate negative goodwill to non-monetary assets, under U.S. GAAP negative goodwill is allocated to non-current assets and the remaining amount is recorded as extraordinary gain.

          14. Under U.S. GAAP, intangible assets which meet certain criteria are recognized in a business combination transaction and amortized over their useful lives. Under Korean GAAP, because the criteria that must be met in order to recognize intangible assets is not clearly specified, they are included as part of goodwill in practice. The Group did not recognize any intangible assets in connection with the formation of the Shinhan Financial Group and the acquisitions of Jeju Bank and Good Morning Securities under Korean GAAP. However, intangible assets were recognized under the U.S. GAAP in connection with the transactions described above. The income statement adjustment represents the amortization of the intangible assets under U.S. GAAP.

          15. The operating results of each of the Group's subsidiaries have been affected by the conversion to U.S. GAAP from Korean GAAP. Consequently, the allocation of a minority of their shares of the respective subsidiaries has been affected as a result of the conversion.

          Under Korean GAAP, minority interest is treated as a component of stockholders' equity. Under U.S. GAAP, minority interest is not considered part of stockholders' equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders' equity section.

          16. Under Korean GAAP, certain fixed assets were revalued on the balance sheets in 1998. As a result, the revaluation surplus reflected in equity and depreciation expense for those revalued assets is based on the new cost basis. Under U.S. GAAP, upward revaluation for fixed assets is not permitted and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.

          17. This adjustment reflects the effect of miscellaneous items that are individually immaterial.

                                  CHOHUNG BANK

     You should read the following discussion and analysis of Chohung Bank's financial condition and results of operations together with Chohung Bank's consolidated financial statements included in this document. The following discussion is based on Chohung Bank's consolidated financial statements, which have been prepared in accordance with U.S. GAAP unless otherwise specified.

CRITICAL ACCOUNTING POLICIES

     Chohung Bank's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, including prevailing practices within the financial services industry. The preparation of consolidated financial statements requires management to make judgments, involving significant estimates and assumptions, in the application of certain accounting policies about the effects of matters that are inherently uncertain. These estimates and assumptions, which may materially affect the reported amounts of certain assets, liabilities, revenues and expenses, are based on information available as of the date of the financial statements, and changes in this information over time could materially impact amounts reported in the financial statements as a result of the use of different estimates and assumptions. Certain accounting policies, by their nature, have a greater reliance on the use of estimates and assumptions, and could produce results materially different from those originally reported.

     Based on the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying reported amounts, the relatively more significant accounting policies followed by Chohung Bank have been identified by management as the determination of the allowance for loan losses, the valuation of financial instruments and accounting for income taxes. These policies require subjective or complex judgments, and as such could be subject to revision as new information becomes available. The following is a discussion of these significant accounting policies. These accounting policies are described in more detail in Note 1 to Chohung Bank's consolidated financial statements.

  ALLOWANCE FOR LOAN LOSSES

     The allowance for loan losses represents the amount available for estimated probable credit losses existing in Chohung Bank's lending portfolio. The methodology used to provide the appropriate level of allowance is inherently subjective and involves many complex estimates and assumptions. Chohung Bank performs periodic systematic reviews of its credit portfolios to identify inherent losses and assess the overall probability of collection. Each loan portfolio is evaluated based on its respective characteristics.

     Chohung Bank evaluates large impaired corporate loans individually as part of its normal corporate review practice due to the unique characteristics of such borrowers. As described in more detail in the footnotes to Chohung Bank's consolidated financial statements, Chohung Bank considers a loan impaired when, after consideration of risk characteristics and current information and events, it believes it is probable that Chohung Bank will be unable to collect all amounts owed under the contractual terms of the agreement, including principal and interest, according to the contractual terms of the loan. Once Chohung Bank has identified a loan as impaired, it values that loan either based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows. Forecasts of expected future cash flows are based on various data including restructuring plans, due diligence reports, as well as industry forecasts among other quantitative tools. The fair value of collateral is determined by using third party valuation reports. Additional consideration is given to recent auction results and court valuations. If the resulting value is less than the carrying amount of the loan, Chohung Bank establishes a specific allowance for the difference.

     Chohung Bank evaluates consumer loans, including mortgages and home equity loans and credit card balances, as individual pools for credit loss allowance purposes due to their homogeneous nature based on historical loss experience. Such allowances have been established using a risk rating migration model when considering consumer loans and a delinquency roll-rate model when considering credit cards.

     The adequacy of the allowance requires a great deal of judgment and the use of estimates as discussed above. As such, Chohung Bank has also considered changes in underwriting, credit monitoring, the Korean and global economic environment, industry concentrations, and delinquency among other factors when concluding on the level of the allowance for loan losses.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Chohung Bank's securities and trading assets and liabilities include debt and marketable equity securities, equity securities that do not have readily determinable fair values and derivatives. Fair value of financial instruments is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. The fair values of Chohung Bank's securities and trading assets and liabilities are estimated based on quoted market prices or internally developed pricing models.

     Fair value is best determined based on quoted market prices, if available. If quoted market prices are not available, fair value is estimated using the present value of expected future cash flows calculated by using market interest rates comparable with the credit rating and maturity of the security. An alternative to estimating fair value is to use internally developed pricing models based on external market variables including interest rate yield curves, option volatilities and foreign exchange rates. The estimation of fair value involves the assessment of various financial variables, prices of comparable financial instruments, credit ratings of counterparties, liquidity of the financial instruments and transaction costs. Chohung Bank's management applies judgments in assessing the variables used in the fair valuation process and also if certain external market variables are less readily available. Changes in model assumptions, market conditions and unexpected circumstances can affect the fair values of the securities and trading assets and liabilities.

     Securities classified as available-for-sale are carried at fair value with corresponding changes recognized in other comprehensive income within stockholders' equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. Declines in values of available-for-sale securities, held-to-maturity debt securities and equity securities that do not have readily determinable fair values that are deemed to be other-than-temporary are reflected in earnings as realized losses. Chohung Bank performs regular assessments of various quantitative and qualitative factors to determine whether impairment is other-than-temporary. Such factors include the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, and changes in industry and market prospects. These factors can be adversely affected by changing economic conditions that are global or regional in nature or are issuer or industry specific.

     Trading assets and liabilities are carried at fair value with the corresponding changes recognized in earnings. The majority of Chohung Bank's trading assets and liabilities that are actively traded are valued based on quoted market prices except for derivatives. Since few derivatives are actively traded, the majority of Chohung Bank's derivatives are valued using internally developed models based on external market variables that can be independently validated by third party sources. However, certain derivatives are valued based on external market variables that are less readily available and are subject to management judgment to support or make adjustments to the model valuation.

  INCOME TAXES

     Income taxation charged to income is comprised of current and deferred tax. Current tax is calculated based on the taxable income at the prevailing applicable rates of taxation of the year that is payable in tax. Deferred taxation is provided for under the asset and liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the consolidated financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future. In forming a conclusion about whether a tax asset is recoverable in the foreseeable future, Chohung Bank uses judgment in assessing the potential events and circumstances affecting future recoverability while at the same time considering past experience. If Chohung Bank's interpretations or judgments differ from those of tax authorities with respect to the utilization of tax losses carried forward, the income tax provision may vary in future periods.

AVERAGE BALANCE SHEET AND VOLUME AND RATE ANALYSIS

  AVERAGE BALANCE SHEET AND RELATED INTEREST

     The following table shows Chohung Bank's average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the past two years.

                                                              YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                                      2001                               2002
                                        ---------------------------------   -------------------------------
                                                      INTEREST                           INTEREST
                                         AVERAGE      INCOME/     YIELD /    AVERAGE     INCOME /   YIELD /
                                        BALANCE(1)    EXPENSE      RATE     BALANCE(1)   EXPENSE     RATE
                                        ----------   ----------   -------   ----------   --------   -------
                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
ASSETS:
Interest-bearing deposits in banks....   W 1,273       W   54       4.24%    W   642      W   15      2.34%
Call loans and securities purchased
  under resale agreements.............       609           27       4.43         705          23      3.26
Trading assets........................     1,194           72       6.03       1,235          87      7.04
Securities(2).........................    11,633          830       7.13      10,764         683      6.35
Loans:(3)
  Commercial and industrial...........    10,758        1,015       9.43      12,776         950      7.44
  Lease financing.....................       656           36       5.49         493          21      4.26
  Other commercial....................     9,805          656       6.69       9,678         523      5.40
                                         -------       ------      -----     -------      ------     -----
     Total commercial.................    21,219        1,707       8.04      22,947       1,494      6.51
                                         -------       ------      -----     -------      ------     -----
  Mortgages and home equity...........     2,655          210       7.91       5,574         362      6.49
  Credit cards........................     3,965          673      16.97       5,845         840     14.37
  Other consumer......................     4,247          434      10.22       7,240         647      8.94
                                         -------       ------      -----     -------      ------     -----
     Total consumer...................    10,867        1,317      12.12      18,659       1,849      9.91
                                         -------       ------      -----     -------      ------     -----
          Total loans.................    32,086        3,024       9.42      41,606       3,343      8.03
                                         -------       ------      -----     -------      ------     -----
TOTAL INTEREST-EARNING ASSETS.........   W46,795       W4,007       8.56%    W54,952      W4,151      7.55%
                                         =======       ======      =====     =======      ======     =====
Non-interest-earning assets:
  Cash and cash equivalents...........   W 1,544           --                W 1,946          --
  Other assets........................     4,612           --                  4,226          --
                                         -------       ------                -------      ------
  TOTAL ASSETS........................   W52,951       W4,007                W61,124      W4,151
                                         =======       ======                =======      ======
LIABILITIES:
Interest-bearing deposits:
  Interest-bearing demand deposits....   W 3,828       W   75       1.96%    W 4,122      W   80      1.94%
  Savings deposits....................    10,737          274       2.55      12,210         197      1.61
  Certificates of deposit.............     1,495           88       5.89       3,195         161      5.04
  Other time deposits.................    17,048        1,139       6.68      18,870         965      5.11
  Mutual installment deposits.........       477           34       7.13         547          36      6.58
                                         -------       ------      -----     -------      ------     -----
       Total interest-bearing
          deposits....................    33,585        1,610       4.79      38,944       1,439      3.70
                                         -------       ------      -----     -------      ------     -----
Short-term borrowings.................     6,403          311       4.86       6,759         223      3.30
Secured borrowings....................     2,181          132       6.05       2,131          98      4.60
Long-term debt........................     3,597          291       8.09       5,000         345      6.90
                                         -------       ------      -----     -------      ------     -----
TOTAL INTEREST-BEARING LIABILITIES....   W45,766       W2,344       5.12%    W52,834      W2,105      3.98%
                                         =======       ======      =====     =======      ======     =====

                                                              YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------
                                                      2001                               2002
                                        ---------------------------------   -------------------------------
                                                      INTEREST                           INTEREST
                                         AVERAGE      INCOME/     YIELD /    AVERAGE     INCOME /   YIELD /
                                        BALANCE(1)    EXPENSE      RATE     BALANCE(1)   EXPENSE     RATE
                                        ----------   ----------   -------   ----------   --------   -------
                                                     (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Non-interest-bearing liabilities:
  Non-interest-bearing deposits.......   W 1,150           --                W 1,307          --
  Trading liabilities.................     1,055           --                  1,412          --
  Acceptances outstanding.............     1,536           --                  1,382          --
  Accrued expenses and other
     liabilities......................     2,660           --                  2,745          --
  Minority interest...................        20           --                     17          --
  Stockholders' equity................       764           --                  1,427          --
                                         -------       ------                -------      ------
       TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY........   W52,951       W2,344                W61,124      W2,105
                                         =======       ======                =======      ======
Net interest spread(4)................                   3.44%                              3.57%
Net interest margin(5)................                   3.55                               3.72
Average asset liability ratio(6)......                 102.25                             104.01

---------------

Notes:

(1) Average balances are based on (a) daily balances for Chohung Bank and its overseas subsidiaries except for stockholders' equity which is based upon quarterly balances and (b) quarterly balances for Chohung Investment Trust Management Company and special purpose entities for Chohung Bank's asset securitization.

(2) The average balance and yield on securities are based on amortized cost. The yield on the available-for-sale portfolio is based on average historical cost balances, therefore, the yield information does not give effect to changes in fair value that are reflected as a component of stockholders' equity.

(3) Non-accruing loans are included in the respective average loan balances. Income on such non-performing loans is no longer recognized from the date the loan is placed on nonaccrual status. Chohung Bank reclassifies loans as accruing when interest and principal payments are current.

(4) The difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities.

(5) The ratio of net interest income to average interest-earning assets.

(6) The ratio of average interest-earning assets to average interest-bearing liabilities.

  ANALYSIS OF CHANGES IN NET INTEREST INCOME -- VOLUME AND RATE ANALYSIS

     The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for 2002 compared to 2001. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change.

                                                                    FROM 2001 TO 2002
                                                              INTEREST INCREASE (DECREASE)
                                                                   DUE TO CHANGE IN(1)
                                                              -----------------------------
                                                               VOLUME     RATE      CHANGE
                                                              --------   -------   --------
                                                                  (IN BILLIONS OF WON)
INCREASE (DECREASE) IN INTEREST INCOME
Interest-bearing deposits in banks..........................    W(20)     W (19)     W (39)
Call loans and securities purchased under resale
  agreements................................................       4         (8)        (4)
Trading assets..............................................       3         12         15
Securities..................................................     (59)       (88)      (147)
Loans:
  Commercial and industrial.................................     171       (236)       (65)
  Lease financing...........................................      (8)        (7)       (15)
  Other commercial..........................................      (8)      (125)      (133)
                                                                ----      -----      -----
     Total commercial.......................................     155       (368)      (213)
                                                                ----      -----      -----
  Mortgages and home equity.................................     195        (43)       152
  Credit cards..............................................     282       (115)       167
  Other consumer............................................     273        (60)       213
                                                                ----      -----      -----
     Total consumer.........................................     750       (218)       532
                                                                ----      -----      -----
       Total loans..........................................     905       (586)       319
                                                                ----      -----      -----
       TOTAL INCREASE (DECREASE) IN INTEREST INCOME.........    W833      W(689)     W 144
                                                                ====      =====      =====
INCREASE (DECREASE) IN INTEREST EXPENSE
Interest-bearing deposits:
  Demand deposits...........................................    W  6      W  (1)     W   5
  Savings deposits..........................................      34       (111)       (77)
  Certificates of deposit...................................      87        (14)        73
  Other time deposits.......................................     113       (287)      (174)
  Mutual installment deposits...............................       5         (3)         2
                                                                ----      -----      -----
       Total interest-bearing deposits......................     245       (416)      (171)
                                                                ----      -----      -----
  Short-term borrowings.....................................      16       (104)       (88)
  Secured borrowings........................................      (3)       (31)       (34)
  Long-term debt............................................     101        (47)        54
                                                                ----      -----      -----
       TOTAL INCREASE (DECREASE) IN INTEREST EXPENSE........    W359      W(598)     W(239)
                                                                ====      =====      =====
NET INCREASE (DECREASE) IN NET INTEREST INCOME..............    W474      W (91)     W 383
                                                                ====      =====      =====

---------------

Note:

(1) The changes for each category of interest income and expense are divided between the portion of change attributable to the variance in volume or rate for that category. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

OPERATING RESULTS

  2002 COMPARED TO 2001

  Net Interest Income

     The following table shows, for the periods indicated, the principal components of Chohung Bank's net interest income.

                                                                      YEAR ENDED DECEMBER 31,
                                                             ------------------------------------------
                                                               2001        2002           % CHANGE
                                                             ---------   ---------   ------------------
                                                              (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Interest and dividend income:
  Interest and fees on loans...............................   W3,024      W3,343                 10.5%
  Interest and dividends on securities.....................      830         683                (17.7)
  Trading assets...........................................       72          87                 20.8
  Other interest income....................................       81          38                (53.1)
                                                              ------      ------      ---------------
     Total interest income.................................   W4,007      W4,151                  3.6%
                                                              ------      ------      ---------------
Interest expense:
  Interest on deposits.....................................   W1,610      W1,439                (10.6)%
  Interest on short-term borrowings........................      311         223                (28.3)
  Interest on secured borrowings...........................      132          98                (25.8)
  Interest on long-term debt...............................      291         345                 18.6
  Other interest expense...................................       --          --                   --
                                                              ------      ------      ---------------
     Total interest expense................................    2,344       2,105                (10.2)
                                                              ------      ------      ---------------
Net interest income........................................   W1,663      W2,046                 23.0%
                                                              ======      ======      ===============
Net interest margin(1).....................................     3.55%       3.72%     17 basis points

---------------

Note:

(1) The ratio of net interest income to average interest earning assets. See "-- Average Balance Sheet and Volume and Rate Analysis -- Average Balance Sheet and Related Interest."

     Interest and dividend income. The 3.6% increase in interest and dividend income from W4,007 billion in 2001 to W4,151 billion in 2002 is due primarily to a 10.5% increase in interest and fees on loans which more than offset a 17.7% decrease in interest and dividends on securities. The average balance of Chohung Bank's interest earning assets increased 17.4% from W46,795 billion in 2001 to W54,952 billion in 2002, principally as a result of growth in mortgages and home equity loans, credit cards and other consumer loans, which more than offset a 101 basis point decline in average yield from 8.56% in 2001 to 7.55% in 2002.

     The 10.5% increase in interest and fees on loans was primarily a result of:

     - a 70.5% increase in average volume of other consumer loans, primarily consisting of general unsecured loans to retail customers, from W4,247 billion in 2001 to W7,240 billion in 2002;

     - a 47.4% increase in average volume of credit cards from W3,965 billion in 2001 to W5,845 billion in 2002; and

     - a 109.9% increase in average volume of mortgages and home equity loans from W2,655 billion in 2001 to W5,574 billion in 2002, and partially offset by a decline of 142 basis points in the average yield on such loans from 7.91% in 2001 to 6.49% in 2002.

     The average volume of Chohung Bank's loans increased as a result of increased consumer loan demand in Korea. Chohung Bank's average yield on loans decreased by 139 basis points from 9.42% to 8.03% as a result of the continued decline in the general level of interest rates in Korea, including as a result of increased competition, during the period under review. Chohung Bank's average volume growth in consumer loans is due primarily to Chohung Bank's increased efforts to market these consumer loans taking advantage of increased consumer loan demand and to shift its focus away from the large corporate sector. The average lending to large corporate customers remained relatively constant during the periods under review. The average volume growth in corporate loans primarily reflects Chohung Bank's efforts to increase lending to small- and medium-sized enterprises, the effects of which growth on Chohung Bank's interest income were more than offset by a decline in average yield on such loans.

     The 17.7% decrease in interest and dividends on securities was due primarily to a decline of 78 basis points in average yield on Chohung Bank's investment securities from 7.13% in 2001 to 6.35% in 2002, reflecting a decline in market interest rates, together with a 7.5% decrease in average volume of securities from W11,633 billion in 2001 to W10,764 billion in 2002. Approximately 87.7% of Chohung Bank's securities portfolio consists of debt securities issued or guaranteed by the Korean government or government-controlled entities and debt securities issued by financial institutions and other Korean banks as of December 31, 2002.

     The overall increase in interest and dividend income for 2002 is expected to continue in 2003, benefiting from the increases during the second half of 2002 in average volume of consumer lending, in particular mortgages and home equity loans and other consumer loans, and lending to small- and medium-sized enterprises, which growth was partially offset by lower average lending rates due to the low interest rate environment and intense competition.

     Interest Expense. Interest expense decreased 10.2% from W2,344 billion in 2001 to W2,105 billion in 2002, due primarily to a 10.6% decrease in interest on deposits and a 28.3% decrease in interest on short-term borrowings, partially offset by a 18.6% increase in interest on long-term debt.

     The 10.6% decrease in interest on deposits was primarily the result of a decline of 109 basis points in the cost of interest-bearing deposits from 4.79% in 2001 to 3.70% in 2002, partially offset by a 16.0% increase in average volume of interest-bearing deposits from W33,585 billion in 2001 to W38,944 billion in 2002. The principal reason for the decline in interest rates payable on these liabilities is the general decline in market interest rates in Korea. The average interest rate paid on Chohung Bank's time deposits other than certificates of deposit, which accounted for 35.7% of Chohung Bank's average interest-bearing liabilities in 2002, decreased by 157 basis points from 6.68% in 2001 to 5.11% in 2002 due primarily to a general decline in market interest rates in 2002. The average interest rate paid on Chohung Bank's savings deposits, which accounted for 23.1% of Chohung Bank's average interest-bearing liabilities in 2002, decreased from 2.55% in 2001 to 1.61% in 2002 due primarily to a general decline in market interest rates in 2002. The 16.0% increase in average volume of interest bearing deposits was due primarily to a 10.7% increase in average volume of other time deposits from W17,048 billion in 2001 to W18,870 billion in 2002 and a 13.7% increase in average volume of savings deposits from W10,737 billion in 2001 to W12,210 billion in 2002, reflecting the inflow of highly liquid funds into short-term deposits for lack of investment opportunities in light of stock market conditions.

     The 28.3% decrease in interest on short-term borrowings was primarily a result of a decrease in interest on borrowings from the Bank of Korea reflecting a decrease in foreign currency borrowings and a decline of 156 basis points in average interest rates paid on Chohung Bank's short-term borrowings from 4.86% in 2001 to 3.30% in 2002, reflecting a continued decline in the market interest rates during the periods under review.

     The 18.6% increase in interest on long-term debt was due to a 39.0% increase in average long-term debt from W3,597 billion in 2001 to W5,000 billion in 2002 as a result of the issuance of long-term finance debentures in Korean Won by Chohung Bank in 2002 in light of favorable primary market conditions largely to finance the increases in mortgages and home equity lending and other consumer lending.

     The 25.8% decrease in interest expense on secured borrowings was due primarily to a decline of 145 basis points in average interest rates paid on Chohung Bank's secured borrowings from 6.05% in 2001 to 4.60% in 2002 together with a 2.3% decrease in average volume of secured borrowings from W2,181 billion in 2001 to W2,131 billion in 2002. The decrease in average secured borrowings reflect a decrease in volume of securities sold under repurchase agreements.

     Interest expense is expected to increase in line with the portfolio expansion, in particular as interest on debentures which generally carry higher rate of interest increase resulting from new issuances of debentures in 2003, while continuing to benefit from the low interest rate environment.

     Net interest margin. Net interest margin represents the ratio of net interest income to average interest-earning assets. As net interest income increased 23.0% from W1,663 billion in 2001 to W2,046 billion in 2002 and the average volume of Chohung Bank's interest earning assets increased 17.4% from W46,795 billion in 2001 to W54,952 billion in 2002, Chohung Bank's overall net interest margin increased 17 basis points from 3.55% in 2001 to 3.72% in 2002. This increase was primarily attributable to the decrease in Chohung Bank's interest expenses resulting from Chohung Bank's low cost funding structure and a decline in average interest rates which more than offset an increase in average volume of interest bearing liabilities during the period under review, together with an increase in interest income resulting from increase average volume of interest earning assets which more than offset a decline in average yield. Chohung Bank expects to experience pressure on its margins during 2003 due to the low level of economic growth and intense competition in consumer lending and lending to small- and medium-sized enterprises.

  Provision for Loan Losses

     Chohung Bank's provision for loan losses increased 150.5% from W553 billion in 2001 to W1,385 billion in 2002 due primarily to larger corporate and consumer portfolios and higher allowance levels for credit card and consumer loans reflecting increased delinquencies in the second half of 2002. The increase was partially offset by an overall improvement in the quality of the corporate loan portfolio including the effects from sales of impaired loans to third parties and conversions of impaired loans to convertible debt and marketable equity securities.

     The following table sets forth for the periods indicated the components of provision for loan losses by product type.

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              ----   ------   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Corporate...................................................  W223   W   (9)   (104.0)%
Mortgages and home equity...................................     4        7      75.0
Other consumer..............................................    24      161     570.8
Credit cards................................................   302    1,226     306.0
                                                              ----   ------    ------
  Total provision for loan losses...........................  W553   W1,385    150.5%
                                                              ====   ======    ======

     Chohung Bank's provision for loan losses against corporate loans decreased 104.0% from W223 billion in 2001 to W(9) billion in 2002 primarily due to an overall improvement in the quality of the corporate loan portfolio in 2002. The provision for 2001 reflects additional allowances established for new loans granted to impaired borrowers such as SK Global and Hynix Semiconductor. Chohung Bank's loan loss allowance against corporate loans decreased 13.4% from W1,658 billion as of December 31, 2001 to W1,435 billion as of December 31, 2002. Despite an increase of 15.4% in the overall size of the portfolio from W21,535 billion in 2001 to W24,854 billion in 2002, non-performing corporate loans decreased from W938 billion as of December 31, 2001 to W727 billion as of December 31, 2002, representing 4.4% and 2.9% of the total corporate loan portfolio, respectively. Impaired loans also fell from W3,216 billion as of December 31, 2001 to W2,403 billion as of December 31, 2002 representing 14.9% and 9.7% of the total corporate loan portfolio, respectively. Total net charge-offs decreased 63.0% from W1,617 billion in 2001 to W599 billion in 2002 due to a small number of large exposures, including Daewoo Corporation, also being deemed uncollectible in 2001, based on events occurring during that year, and due to sales of impaired loans to third parties.

     The provision for loan losses against SK Global increased from W38 billion in 2001 to W54 billion in 2002 reflecting the increased loans provided to the company from 2000 until 2002. Chohung Bank's loans to SK Global were reclassified from normal to substandard following discovery of accounting irregularities in March 2003 where management of the company had been concealing liabilities of the company for several years. Chohung Bank has classified loans to SK Global as substandard and therefore impaired as of December 31, 2002 and earlier years since the nature of these accounting irregularities would have caused Chohung Bank to classify the loans to SK Global as substandard in those earlier periods had information as to the true financial condition of the company been known at that time. The allowance for loan losses against SK Global increased 33.1% from W163 billion as of December 31, 2001 to W217 billion as of December 31, 2002 reflecting the increase in Chohung Bank's loans to the company from W370 billion to W415 billion, respectively, and the continual decline in financial condition of the company over that period.

     The additional provision for loan losses against former Hyundai Group companies was W75 billion in 2001 primarily due to increased provisions against Inchon Oil Refinery and Hyundai Merchant Marine. The additional provision for loan losses was W133 billion in 2002 primarily due to increased provisions against Hynix Semiconductor, and to a lesser extent, against Hyundai Corporation. The allowance for loan losses against former Hyundai Group Companies increased from W349 billion as of December 31, 2001 to W435 billion as of December 31, 2002 primarily due to increased allowances against Hynix Semiconductor, and to a lesser extent, higher allowances against Hyundai Corporation.

     Chohung Bank's provision for loan losses against mortgages and home equity loans increased 75.0% from W4 billion to W7 billion due to an increase in the size of the portfolio. Chohung Bank's loan loss allowance against mortgages and home equity loans increased 85.7% from W7 billion in 2001 to W13 billion in 2002 for the same reason. Chohung Bank's mortgages and home equity loans increased 79.5% from W3,993 billion as of December 31, 2001 to W7,167 billion as of December 31, 2002 reflecting increased loan demand in this area due primarily to a rise in real estate prices in a low interest rate environment. The ratio of non-performing loans to total loans within this portfolio remained constant at 0.2% in 2001 and 2002. Net-charge offs remained constant at W1 billion for both years.

     Chohung Bank's provision for loan losses against credit cards increased 306.0% from W302 billion in 2001 to W1,226 billion in 2002 reflecting increased delinquencies within 2002 and an increase in the size of the portfolio. The level of net charge-offs within the credit card portfolio also increased from W137 billion in 2001 to W465 billion to 2002 reflecting the higher delinquency problems. Chohung Bank continued to focus on expanding its credit card business in 2002 resulting in an increase of 18.5% in the portfolio from W4,869 billion as of December 31, 2001 to W5,770 billion as of December 31, 2002. Chohung Bank's allowance has increased 253.7% from W300 billion as of December 31, 2001 to W1,061 billion as of December 31, 2002 due to growth in the portfolio but also due primarily to the significantly higher level of delinquencies within the portfolio, consistent with the experiences of other credit card providers within the industry. The ratio of non-performing loans to total loans within this portfolio increased from 1.6% as of December 31, 2001 to 4.7% as of December 31, 2002.

     The provision for loan losses against other consumer loans increased 570.8% from W24 billion in 2001 to W161 billion in 2002 primarily reflecting increased delinquencies within 2002 and the size of the portfolio. Other consumer loans have increased 62.7% from W5,065 billion as of December 31, 2001 to W8,239 billion as of December 31, 2002 due primarily to Chohung Bank's strategy to expand this activity. The allowance has increased 152.2% from W67 billion to W169 billion reflecting increased levels of delinquency within the portfolio. The ratio of non-performing loans to total loans within this portfolio increased from 0.5% in 2001 to 1.2% in 2002.

  Provision for Guarantees and Acceptances

     Chohung Bank's provision for guarantees and acceptances reflects the continual reduction in the allowance for guarantees and acceptances from 2000 to 2002. Chohung Bank's allowance against guarantees and acceptances decreased 27.6% from W199 billion as of December 31, 2001 to W144 billion as of December 31, 2002.

     The reversal of provision of W55 billion in 2002 reflects the overall improvement in the quality of the corporate loan portfolio and lower allowances being made against guarantees and acceptances. The reversal of provision of W134 billion in 2001 was due primarily to a reduction in the amount of guarantees and acceptances provided to impaired borrowers.

  Noninterest Income

     The following table sets forth for the periods indicated the components of Chohung Bank's noninterest income.

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                              2001   2002   % CHANGE
                                                              ----   ----   --------
                                                               (IN BILLIONS OF WON,
                                                               EXCEPT PERCENTAGES)
Commissions and fees(1).....................................  W415   W485      16.9%
Net trust management fees(2)................................    43     (9)   (120.9)
Net trading profits.........................................    76     90      18.4
Other(3)....................................................   309    206     (33.3)
                                                              ----   ----    ------
  Total noninterest income..................................  W843   W772      (8.4)%
                                                              ====   ====    ======

---------------

Notes:

(1) Includes credit card fees (which include merchant fees, fees from international usage, fees from affiliate cards and annual membership fees), commissions received on remittance, commissions received on imports and export letters of credit and commissions received on tele-banking services and financial guarantee fees.

(2) Consists principally of fees from management of trust accounts in Chohung Bank's banking operations net of any payments made by Chohung Bank's bank accounts to cover shortfalls in the trust accounts.

(3) Includes net gain on foreign currency translation, gain on disposal of premises and equipment and rental income.

     The 8.4% decrease in noninterest income was attributable primarily to:

     - a 33.3% decrease in other noninterest income, consisting principally of a one-time miscellaneous income of W49 billion resulting from Chohung Bank's winning a lawsuit in 2001; and
     - a 120.9% decrease in net trust management fees, due primarily to a W58 billion in loss from the charge-off of loans to Hanbo Steel in Chohung Bank's trust accounts which were repurchased from Korea Asset Management Corporation pursuant to Chohung Bank's recourse obligation;

     - partially offset by a 16.9% increase in commissions and fees, primarily reflecting an increase in credit card fees.

  Noninterest Expenses

     The following table shows, for the periods indicated, the components of Chohung Bank's noninterest expense.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              ----   ------   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
Employee compensation and severance benefits................  W251   W  333    32.7%
Depreciation and amortization...............................    69       75      8.7
General and administrative expenses.........................   269      304     13.0
Net losses on securities....................................    42       51     21.4
Write-down of other investments.............................    44       70     59.1
Credit card fees(1).........................................    68      104     52.9
Other(2)....................................................   243      319     31.3
                                                              ----   ------     ----
  Total noninterest expenses................................  W986   W1,256    27.4%
                                                              ====   ======     ====

---------------

Notes:

(1) Includes credit card fees, which consist principally of expenses related to awarding mileages and bonus points to credit card customers and fees and commissions paid to Chohung Bank's member merchants.

(2) Includes other fees and commissions, miscellaneous taxes and losses on disposal of tangible assets.

     The 27.4% increase in noninterest expenses was due primarily to:

     - a 33.7% increase in employee compensation and benefits due primarily to increased employee compensation and bonus payments, resulting from a change in compensation levels and a one-time special bonus payment to commemorate Chohung Bank's centennial anniversary;

     - a 31.3% increase in other noninterest expenses, which mainly reflects a W68 billion increase in other fees and commissions, including contribution to the Credit Guarantee Fund and insurance premium on deposits to Korea Deposit Insurance Corporation;

     - a 52.9% increase in fees and commissions paid on credit card sales, which represent fees and commissions paid for the use of BC Card's merchant network, due primarily to the increase in credit card charge volume; and

     - a 59.1% increase in write-down of other investments as Chohung Bank experienced a higher level of impairment in 2002 on securities acquired from trouble debt restructuring as compared to 2001.

  Income Tax Expense

     Income tax expense decreased from W362 billion in 2001 to W75 billion in 2002 as a result of Chohung Bank's decreased income. The statutory tax rate was 30.8% in 2001 and 29.7% in 2002. Chohung Bank's effective rate of income tax remained relatively constant at 32.1% in 2002 as compared to 32.9% in 2001.

  Net Income

     The 79.2% decrease in net income from W735 billion in 2001 to W153 billion in 2002 was due primarily to higher provisions. During 2002, Chohung Bank recorded higher provisions for credit card delinquencies reflecting increased lending and a decline in credit quality. Aside from provisions, increased noninterest expense for employee compensation and increase in write-down of other investments contributed to the decrease in net income. This decrease was partially offset by the significant growth in mortgages and home equity loans contributed to the increase in net income.

BUSINESS OUTLOOK

     As a result of reduced domestic consumption, increase in credit card and other consumer lending delinquencies, lower levels of investments by corporations, increase in unemployment, together with the on-going tensions between the United States and North Korea and the impact of SARS on global exports or GDP growth rates, Chohung Bank expects the Korean economy to continue to experience difficulties, with prospects of recovery remaining uncertain. These weak economic conditions in Korea, coupled with intense competition in the banking sector, will have an adverse impact on Chohung Bank in the near future.

     In retail banking, over the past two years Chohung Bank has experienced a significant growth in home mortgage-based secured consumer lending, both for home purchases as well as for general purpose borrowing through home equity loans. Chohung Bank's mortgages and home equity lending portfolio increased from an average balance of W2,655 billion during 2001 to W5,574 billion during 2002. The volume of such lending by Chohung Bank is significantly dependent on competitive conditions, real estate prices, interest rate levels and government policies affecting these markets, and the trends indicated by prior periods will be altered accordingly. As a result of recent policy announcements by the Korean government to stabilize the Korean real estate market, Chohung Bank expects the rate of growth in mortgages and home equity lending volume to decrease in 2003. Chohung Bank also experienced a significant growth in other consumer loans from an average balance of W4,247 billion during 2001 to W7,240 billion during 2002 due primarily to increased general unsecured lending to retail customers. This increase in lending has brought with it increasing delinquencies in this portion of Chohung Bank's portfolio. In the near future, Chohung Bank expects to focus on credit quality and this will moderate volume growth in this sector.

     In the credit card business, Chohung Bank has witnessed its customers become more active borrowers over the past two years and has sought to add significant numbers of new credit card customers as the credit card markets expanded rapidly. Chohung Bank's credit card lending portfolio increased from an average balance of W3,965 billion during 2001 to W5,845 billion during 2002. This increase in credit card lending, however, has resulted in higher delinquencies and default rates further resulting in higher provisioning. Chohung Bank intends to place stronger emphasis on credit quality and to set more rigorous standards for establishing credit limits rather than on volume growth in this sector. As a result, Chohung Bank expects its interest and fee income from its credit card operations to decrease.

     In corporate banking, Chohung Bank's small- and medium-sized enterprises lending portfolio has grown from W10,592 billion as of December 31, 2001 to W15,084 billion as of December 31, 2002 as its loans to large corporate borrowers remained relatively low and constant. During this period, most of the nationwide banks have shifted their focus to, or increased their emphasis on, this type of lending, as opportunities in the large corporate sector diminish. As Chohung Bank expects that competition in this sector will continue to intensify, its focus on maintaining credit quality will moderate its growth in this sector.

     Chohung Bank believes that its greater focus on credit quality and moderate asset growth in the small-and medium-sized enterprises, mortgages and home equity lending and general unsecured consumer lending will have a positive impact on its future results of operations.

RESULTS BY PRINCIPAL BUSINESS SEGMENT UNDER KOREAN GAAP

     Chohung Bank is organized into seven major business segments: retail banking, corporate banking, treasury and international business, credit card, merchant banking, other banking services and other. The following discussion of Chohung Bank's results by principal business segment is provided on a Korean GAAP basis since this is the basis of accounting that Chohung Bank currently uses to manage its business. Chohung Bank's chief operating decision maker regularly makes decisions about resources to be allocated to these activities and assesses performance of the activities using this information, and consequently this forms the basis of Chohung Bank's segment reporting included in Note 30 to its consolidated financial statements.

                                                                    YEAR ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                             2001       2002        2001      2002
                                                           --------   ---------   --------   -------
                                                            SEGMENT RESULTS(1)    TOTAL REVENUES(2)
                                                           --------------------   ------------------
                                                                      (IN BILLIONS OF WON)
Retail banking...........................................   W 484       W 516      W1,096    W1,391
Corporate banking........................................    (416)       (947)        539       491
Treasury and international business......................     261         152         583       597
Credit card..............................................     318           5         662       800
Merchant banking.........................................     (25)         (1)        102        85
Other banking services...................................    (285)       (336)          4        13
Others...................................................      25          92          94       122
                                                            -----       -----      ------    ------
  Total(3)...............................................   W 362       W(519)     W3,080    W3,499
                                                            =====       =====      ======    ======

---------------

Notes:

(1) Represents net income per segment before income taxes.

(2) Represents net interest income plus noninterest income.

(3) Before elimination or adjustments.

  RETAIL BANKING

     Chohung Bank's retail banking segment products include mortgages and home equity loans and other consumer loans (not including credit cards), deposits and other savings products. Chohung Bank's retail banking segment also represents fees from trust account management that were earned through Chohung Bank's retail banking channels.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              ----   ------   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W900   W1,166     29.6%
Noninterest income..........................................   196      225     14.8
                                                              ----   ------    -----
  Total revenues............................................  1,096   1,391     26.9
Provision for loan losses...................................   (99)    (277)   179.8
Noninterest expense including depreciation and
  amortization..............................................  (513)    (598)    16.6
                                                              ----   ------    -----
Segment result(1)...........................................  W484   W  516      6.6%
                                                              ====   ======    =====

---------------

Note:

(1) Net income per segment before income taxes.

     Chohung Bank's overall segment result increased by 6.6% from W484 billion in 2001 to W516 billion in 2002.

     The 29.6% increase in net interest income from retail banking activities was due primarily to an increase in average lending volume to individuals and households, particularly mortgages and home equity loans and other consumer loans.

     The increase in average lending volume to individuals, mortgages and home equity loans in particular, is due primarily to the recent trend and preference by commercial banks, including Chohung Bank, to lend to consumers on a secured basis. Average funding costs declined as market interest rates continued to decline from 2001 to 2002.

     Noninterest income increased 14.8% due primarily to increase in fees from the usage of Chohung Bank's fee-based services including online banking services.

     Provision for loan losses on consumer loans increased by 179.8% due primarily to volume growth and the effects of strengthened provisioning requirements in respect of consumer loans under the guidelines issued by the Financial Supervisory Commission as well as a deterioration in credit quality.

     Noninterest expense including depreciation and amortization increased 16.6% from W513 billion in 2001 to W598 billion in 2002, due primarily to increased salaries and wages and an increase in fee expenses for secured lending.

  CORPORATE BANKING

     Chohung Bank's corporate banking segment handles its transactions with Chohung Bank's corporate customers, including small- and medium-sized enterprises, chaebols and public enterprises. Activities within the segment include loans, overdrafts and other credit facilities and gathering deposits. Chohung Bank's corporate banking segment also represents fees from trust account management that were earned through Chohung Bank's corporate banking channels.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W 357   W 308    (13.7)%
Noninterest income..........................................    182     183      0.5
                                                              -----   -----    -----
  Total revenues............................................    539     491     (8.9)
Provision for loan losses(1)................................   (378)   (659)    74.3
Noninterest expense including depreciation and
  amortization..............................................   (577)   (779)    35.0
                                                              -----   -----    -----
Segment result(2)...........................................  W(416)  W(947)   127.6%
                                                              =====   =====    =====

---------------

Notes:

(1) Includes provision for guarantees and acceptances of W(19.4) billion and W74.8 billion in 2001 and 2002, respectively.

(2) Net income per segment before income taxes.

     Chohung Bank's overall loss from this segment increased 127.6% from W416 billion in 2001 to W947 billion in 2002.

     Net interest income decreased 13.7% as a result of a decrease in margins due primarily to intense competition which was partially offset by an increase in average lending volume. The increase in the average volume of lending to small- and medium-sized enterprises is the result of the continued growth in the small-and medium-sized lending market, together with Chohung Bank's continued efforts to focus Chohung Bank's marketing on this customer sector.

     The higher level of provision for loan losses in 2002 is due primarily to increased provisioning for Chohung Bank's exposure to Hynix Semiconductor, Ssangyong Co. and Ssangyong Cement Industrial.

     Noninterest expense including depreciation and amortization increased 35.0%, due primarily to increased impairment losses realized in respect of investment securities acquired through troubled debt restructuring, including equity securities of Hyundai Engineering & Construction, Ssangyong Engineering & Construction, Hynix Semiconductor, Anam Semiconductor and Daewoo Securities, following a decline in market value of such equity securities in the Korean stock market, partially offset by a decrease in losses on sale of loans in 2002.

  TREASURY AND INTERNATIONAL BUSINESS

     Chohung Bank's treasury and international business segment primarily handles the trading of and investment in debt securities and, to a lesser extent, in equity securities for Chohung Bank's own accounts, Chohung Bank's treasury activities such as correspondent banking, Chohung Bank's overseas branch operations and derivatives transactions.

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   --------
                                                                (IN BILLIONS OF WON,
                                                                EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W  (9)  W (53)   488.9%
Noninterest income..........................................    592     650      9.8
                                                              -----   -----    -----
  Total revenues............................................    583     597      2.4
Provision for loan losses(1)................................    (25)     (6)   (76.0)
Noninterest expense including depreciation and
  amortization..............................................   (297)   (439)    47.8
                                                              -----   -----    -----
Segment result(2)...........................................  W 261   W 152    (41.8)%
                                                              =====   =====    =====

---------------

Notes:

(1) Includes provision for guarantees and acceptances of W(1) billion in 2001.

(2) Net income per segment before income taxes.

     Chohung Bank's overall segment result decreased 41.8% from W261 billion in 2001 to W152 billion in 2002.

     Net interest loss increased 488.9% due primarily to greater interest expenses in 2002 resulting from increased levels of new issuance of subordinated debt. Chohung Bank issued subordinated debt securities to improve its capital adequacy in 2002, which carry interest rates that are higher than unsubordinated debt market interest rates.

     Noninterest income increased 9.8% from W592 billion in 2001 to W650 billion in 2002 due primarily to increased gains on derivatives reflecting a volume increase in 2002, which was partially offset by a decrease in gain on sales of trading securities in 2002.

     Noninterest expense including depreciation and amortization increased 47.8% due primarily to an increase in losses relating to derivatives resulting from volume growth.

  CREDIT CARD

     Chohung Bank's credit card segment handles its credit card activities.

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            2001    2002    % CHANGE
                                                            -----   -----   --------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.......................................  W 451   W 543     20.4%
Noninterest income........................................    211     257     21.8
                                                            -----   -----    -----
     Total revenues.......................................    662     800     20.8
Provision for loan losses.................................   (175)   (659)   276.6
Noninterest expense including depreciation and
  amortization............................................   (169)   (136)   (19.5)
                                                            -----   -----    -----
Segment result(1).........................................  W 318   W   5    (98.4)%
                                                            =====   =====    =====

---------------

Note:

(1) Net income per segment before income taxes.

     Chohung Bank's overall segment result decreased 98.4% from W318 billion in 2001 to W5 billion in 2002, due primarily to a W484 billion increase in provision for loan losses which more than offset a W92 billion increase in net interest income and a W46 billion increase in noninterest income.

     The 20.4% increase in net interest income and the 21.8% increase in noninterest income were due primarily to the increase in average volume of credit card accounts.

     The 276.6% increase in provision for loan losses on credit cards was due primarily to a significant increase in credit card delinquencies, charge-off expenses and the effect of strengthened provisioning requirements in respect of consumer loans under the guidelines issued by the Financial Supervisory Commission. As of December 31, 2001 and 2002, Chohung Bank's delinquency ratios (defined as the ratio of balances past due for one month or more over total balance outstanding as of period-end) on credit card accounts prior to write-offs, as reported to the Financial Supervisory Commission, were 6.9% and 15.8%, respectively.

  MERCHANT BANKING

     Chohung Bank's merchant banking segment products include short-term financing for both deposit and lending sides, including cash management accounts, factoring financing and bill discounting, leasing, investment banking activities, mergers and acquisitions advice and project financing services.

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                              2001    2002    % CHANGE
                                                              -----   -----   ---------
                                                                (IN BILLIONS OF WON,
                                                                 EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income.........................................  W 44    W 40       (9.1)%
Noninterest income..........................................    58      45      (22.4)
                                                              ----    ----      -----
     Total revenues.........................................   102      85      (16.7)
Provision for loan losses...................................   (29)    (30)       3.4
Noninterest expense including depreciation and
  amortization..............................................   (98)    (56)     (42.9)
                                                              ----    ----      -----
Segment result(1)...........................................  W(25)   W (1)     (96.0)%
                                                              ====    ====      =====

---------------

Note:


(1) Net income per segment before income taxes.

     Chohung Bank's overall segment result improved from a loss of W25 billion in 2001 to a loss of W1 billion in 2002, due primarily to a 42.9% decrease in noninterest expense (including depreciation and amortization) which more than offset a 22.4% decrease in noninterest income and a 9.1% decrease in net interest income.

     The 9.1% decrease in net interest income primarily reflects a decline in market interest rates. The 22.4% decrease in noninterest income was due primarily to a decrease in average lease fees together with a decrease in leased assets. The 42.9% decrease in noninterest expense including depreciation and amortization was due primarily to a decrease in lease related expenses.

  OTHER BANKING SERVICES

     This segment reflects the expenses incurred by Chohung Bank's support and management functions performed at the headquarters level, including Chohung Bank's risk management and information technology systems.

                                                            YEAR ENDED DECEMBER 31,
                                                            ------------------------
                                                            2001    2002    % CHANGE
                                                            -----   -----   --------
                                                              (IN BILLIONS OF WON,
                                                              EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Noninterest income........................................  W   4   W  13    225.0%
                                                            -----   -----    -----
  Total revenues..........................................      4      13    225.0
Noninterest expense including depreciation and
  amortization............................................   (289)   (349)    20.8
                                                            -----   -----    -----
Segment result(1).........................................  W(285)  W(336)    17.9%
                                                            =====   =====    =====

---------------

Note:


(1) Net income per segment before income taxes.

     Chohung Bank's overall segment result increased 17.9% from a loss of W285 billion in 2001 to a loss of W336 billion in 2002.

     The increase in noninterest income reflects an increase in rental income from buildings owned by Chohung Bank in 2002. Noninterest expense including depreciation and amortization increased 20.8% due primarily to an increase in salaries and employee compensation as well as general and administration expenses, which are not allocated to any of Chohung Bank's other business segments.

  OTHER SUBSIDIARIES

     "Other subsidiaries" includes all other activities of Chohung Bank's subsidiaries, including the results of operations of Chohung Investment Trust Management Co., Ltd. and any gains and losses recorded at Chohung Bank's overseas subsidiaries as well as gains and losses from Chohung Bank's management of assets transferred to special purpose entities in asset securitization transactions.

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------
                                                     2001    2002    % CHANGE
                                                     -----   -----   ---------
                                                       (IN BILLIONS OF WON,
                                                        EXCEPT PERCENTAGES)
INCOME STATEMENT DATA
Net interest income................................  W 38    W 14      (63.2)%
Noninterest income.................................    56     108       92.9
                                                     ----    ----     ------
     Total revenues................................    94     122       29.8
Provision for loan losses..........................   (31)     21     (167.7)
Noninterest expense including depreciation and
  amortization.....................................   (38)    (51)      34.2
                                                     ----    ----     ------
Segment result(1)..................................  W 25    W 92      268.0%
                                                     ====    ====     ======

---------------

Note:

(1) Net income per segment before income taxes.

     The overall segment result increased 268.0% from W25 billion in 2001 to W92 billion in 2002.

     The 63.2% decrease in net interest income from W38 billion in 2001 to W14 billion in 2002 was due primarily to a W33 billion increase in interest expenses relating to asset securitization partially offset by a W12 billion decrease in interest expense on deposits at Chohung Bank's overseas subsidiaries. The 92.9% increase in noninterest income from W56 billion in 2001 to W108 billion in 2002 was due primarily to a W62 billion gain from debt-to-equity swaps by Chohung Bank's special purpose entities.

     Chohung Bank recorded a reversal of provision for loan losses of W21 billion in 2002 as compared to a W31 billion in provision for loan losses in 2001 due primarily to a recovery of impaired loans, including a W15 billion recovery by Chohung Bank's special purpose entities in asset securitizations of loans to Dongah Construction & Industrial in 2002.

     Noninterest expense including depreciation and amortization increased 34.2% due primarily to an increase in other fees and commission expenses relating to the maintenance and management of special purpose entities in asset securitizations.

FINANCIAL CONDITION

  ASSETS

     The following table sets forth, as of the dates indicated, the principal components of Chohung Bank's assets.

                                                                   AS OF DECEMBER 31,
                                                        ----------------------------------------
                                                           2001          2002         % CHANGE
                                                        -----------   -----------   ------------
                                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Cash and cash equivalents.............................    W 1,678       W 1,863          11.0%
Restricted cash.......................................        176         1,245         607.4
Interest-bearing deposits in banks....................        196           177          (9.7)
Call loans and securities purchased under resale
  agreements..........................................         96           466         385.4
Trading assets:
  Trading securities..................................      1,413         1,054         (25.4)
  Derivatives assets..................................         69           140         102.9
Securities:
  Available-for-sale securities.......................     12,347         9,624         (22.1)
Loans:
  Corporate...........................................     21,535        24,854          15.4
  Consumer............................................     13,927        21,176          52.0
                                                          -------       -------         -----
     Total loans, gross...............................     35,462        46,030          29.8
     Deferred origination costs.......................         44            85          93.2
     Less: allowance for loan losses..................     (2,032)       (2,678)         31.8
                                                          -------       -------         -----
          Total loans, net............................     33,474        43,437          29.8
                                                          -------       -------         -----
Customers' liability on acceptances...................      1,380         1,384           0.3
Premises and equipment, net...........................        722           693          (4.0)
Security deposits.....................................        426           460           8.0
Other assets..........................................      2,922         3,459          18.4
                                                          -------       -------         -----
          Total assets................................    W54,899       W64,002          16.6%
                                                          =======       =======         =====

     Chohung Bank's assets increased 16.6% from W54,899 billion as of December 31, 2001 to W64,002 billion as of December 31, 2002 principally due to increased lending. Chohung Bank's loans increased 29.8% from W33,474 billion as of December 31, 2001 to W43,437 billion as of December 31, 2002. This increase was due largely to increases in consumer loans, consisting of mortgages and home equity loans and other consumer loans. Mortgages and home equity lending increased 79.5% from W3,993 billion as of December 31, 2001 to W7,167 billion as of December 31, 2002. Credit cards increased 18.5% from W4,869 billion as of December 31, 2001 to W5,770 billion as of December 31, 2002. Commercial and industrial lending increased 20.9% from W13,902 billion as of December 31, 2001 to W16,814 billion as of December 31, 2002, which included a 53.2% increase in commercial and industrial loans to small- and medium-sized enterprises from W6,768 billion as of December 31, 2001 to W10,371 billion as of December 31, 2002. Other commercial lending, consisting primarily of bills discounted, increased by 7.5% from W7,080 billion as of December 31, 2001 to W7,611 billion as of December 31, 2002. All of these increases in lending were due mainly to increased loan demand in the low interest rate environment. Chohung Bank's available-for-sale securities decreased 22.1% from W12,347 billion as of December 31, 2001 to W9,624 billion as of December 31, 2002 as Chohung Bank increased its focus on its lending activities, which produced higher yields and reduced its securities investment portfolio.

     For further information on Chohung Bank's assets, see information relating to Chohung Bank in "Item 4. Information on the Company -- Description of Assets and Liabilities".

  LIABILITIES AND STOCKHOLDERS' EQUITY

     The following table sets forth, as of the dates indicated, the principal components of Chohung Bank's liabilities.

                                                                   AS OF DECEMBER 31,
                                                        ----------------------------------------
                                                           2001          2002         % CHANGE
                                                        -----------   -----------   ------------
                                                        (IN BILLIONS OF ON, EXCEPT PERCENTAGES)
Deposits:
  Interest-bearing....................................    W36,274       W42,371          16.8%
  Noninterest-bearing.................................      1,648         1,903          15.5
Trading liabilities...................................         26            83         219.2
Acceptances outstanding...............................      1,380         1,384           0.3
Short-term borrowings.................................      5,539         5,525          (0.3)
Secured borrowings....................................      2,268         1,351         (40.4)
Long-term debt........................................      3,281         6,461          96.9
Accrued expenses and other liabilities................      3,315         3,534           6.6
                                                          -------       -------         -----
  Total liabilities...................................     53,731        62,612          16.5
                                                          -------       -------         -----
Minority interest.....................................         17            16          (5.9)
Stockholders' equity..................................      1,151         1,374          19.4
                                                          -------       -------         -----
     Total liabilities, minority interest and
       stockholders' equity...........................    W54,899       W64,002          16.6%
                                                          =======       =======         =====

     Chohung Bank's total liabilities increased 16.5% from W53,731 billion as of December 31, 2001 to W62,612 billion as of December 31, 2002. The increase was due primarily to increases in interest bearing deposits and long-term debt.

     Chohung Bank's interest-bearing deposits increased 16.8% from W36,274 billion as of December 31, 2001 to W42,371 billion as of December 31, 2002 due primarily to the inflow of highly liquid funds into short-term deposits for lack of alternative investment opportunities in light of poor stock market performance.

     The 96.9% increase in long-term debt from W3,281 billion as of December 31, 2001 to W6,461 billion as of December 31, 2002 reflects new issuances of long-term debt securities by Chohung Bank in light of the favorable primary market conditions.
     Short-term borrowings remained relatively stable at W5,525 billion as of December 31, 2002 as compared to W5,539 billion as of December 31, 2001.

     Chohung Bank's stockholders' equity increased 19.4% from W1,151 billion as of December 31, 2001 to W1,374 billion as of December 31, 2002. This increase was due principally to Chohung Bank's disposition in 2002 of treasury stock amounting to W(127) billion as of December 31, 2001 and a decrease in accumulated deficit from W4,069 billion as of December 31, 2001 to W3,925 billion as of December 31, 2002.


     For further information on Chohung Bank's sources of funding, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Funding".

LIQUIDITY AND CAPITAL RESOURCES

     Chohung Bank is exposed to liquidity risk arising from the funding of its lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for Chohung Bank to be able, even under adverse conditions, to meet all of Chohung Bank's liability repayments on time and fund all investment opportunities. For an explanation of how Chohung Bank manages Chohung Bank's liquidity risk, see "Item 4. Information on the Company -- Description of Assets and Liabilities -- Risk Management of Chohung Bank -- Liquidity Risk Management".

     The following table sets forth Chohung Bank's capital resources as of December 31, 2002.

                                                              AS OF DECEMBER 31, 2002
                                                              -----------------------
                                                               (IN BILLIONS OF WON)
Deposits....................................................          W44,274
Long-term debt..............................................            6,461
Call money..................................................               79
Borrowings from the Bank of Korea...........................              481
Other short-term borrowings.................................            4,965
Asset securitizations.......................................            1,351
Shareholders' equity........................................            1,373
                                                                      -------
     Total..................................................          W58,984
                                                                      =======

     Due to Chohung Bank's history as a traditional commercial bank, Chohung Bank's primary source of funding has historically been and continues to be customer deposits. Deposits amounted to W37,922 billion and W44,274 billion as of December 31, 2001 and 2002, which represented approximately 77.4% and 76.9%, respectively, of Chohung Bank's total funding as of such dates.


     As Chohung Bank offers competitive interest rates on its deposits, Chohung Bank does not anticipate any material losses in deposit customers to other banks and financial institutions. Chohung Bank believes that it holds the largest amount of deposits made by litigants in connection with legal proceedings in Korean courts or by persons involved in disputes as of December 31, 2002. Chohung Bank has been performing such court deposit services since 1958, and has acquired certain competitive advantages, such as infrastructure of equipment, software and personnel for such business. Such deposits in the past have carried interest rates, which were generally lower than market rates (on average approximately 2% per annum). Such deposits totaled W3,887 billion or 10.7% and W3,872 billion or 9.2% of Chohung Bank's total deposits in Korean Won as of December 31, 2001 and December 31, 2002, respectively. In 1994, the Supreme Court of Korea opened to other banks the opportunity to establish new branches in newly opened court houses. The Supreme Court of Korea may open up competitive bidding to other commercial banks and their established branch networks to take court deposits. If the Supreme Court of Korea decides to introduce competitive bidding to all existing court deposits, Chohung Bank may experience attrition of its court deposits.


     As of December 31, 2002, approximately 92.6% of our total deposits had current maturities of one year or less or were payable on demand. However, in the past, a substantial portion of such customer deposits has been rolled over upon maturity or otherwise maintained with us, and such short-term deposits have been a stable source of funding over time. For example, of our total deposits maturing during the six months ended June 30, 2003, approximately 49% were rolled over or otherwise maintained with us.

     During June 2003, Chohung Bank estimates that wary customers withdrew approximately W5 trillion of deposits, resulting in a short-term liquidity and funding shortage. Pursuant to regulations applicable to financial holding companies and banks as promulgated by Korean Financial Supervisory Commission, Chohung Bank is required to keep specific Won and foreign currency liquidity ratios. These ratios require Chohung Bank to keep the ratio of liquid assets to liquid liabilities above certain minimum levels. In order to comply with these regulations in light of substantial deposit withdrawals, Chohung Bank obtained a total of approximately W5 trillion in emergency funds from the Bank of Korea, consisting of W2 trillion in the form of secured borrowings and W3 trillion in the form of short-term borrowings, all of which were repaid as of June 27, 2003. In late June and early July 2003, Chohung Bank offered competitive rates on its short-term deposits to improve liquidity and was able to attract deposits in excess of the outstanding balance prior to the labor union strike. As of June 30, 2003, Chohung Bank was in compliance with the minimum levels of Korean Won and foreign currency liquidity ratios required by the Financial Supervisory Commission.


     Chohung Bank may use secondary and other funding sources to complement, or, if necessary, replace funding through customer deposits. Chohung Bank may obtain replacement funding through the issuance of long-term debt securities in the domestic fixed income market. In 2002, Chohung Bank's average interest rates on long-term debt securities were 179 basis points higher than the average interest rates offered on its other time deposits.


     Chohung Bank depends on long-term debt as a significant source of funding, principally in the form of corporate debt securities. Since 2002, Chohung Bank has actively issued and continue to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. The cost and availability of unsecured financing are influenced by credit ratings. Chohung Bank expects its domestic credit ratings to remain at AA+, the second highest level for Korean issuers and, accordingly, does not anticipate any material increase in funding cost. In addition, Chohung Bank may also issue long-term debt securities denominated in foreign currencies in the overseas market. Chohung Bank's overseas credit ratings have continued to improve since the financial crisis of late 1997 until 2002. Following our acquisition of Chohung Bank, Chohung Bank's credit rating assigned by S&P increased by one notch from BB+ to BBB-. As of July 31, 2003, the credit ratings by S&P and Moody's assigned to Chohung Bank were BBB- and Baa2, respectively.

     As of December 31, 2001 and 2002, Chohung Bank's long-term debt amounted to W3,281 billion and W6,461 billion, respectively.


     Secondary funding sources include short-term borrowings, such as call money and borrowings from the Bank of Korea, which amounted to W5,539 billion and W5,525 billion as of December 31, 2001 and 2002 and represented 11.3% and 9.6%, respectively, of Chohung Bank's total funding as of such dates. These types of borrowings have maturities of less than one year.

     Additional funding flexibility is provided by Chohung Bank's ability to access the repurchase and asset securitization markets. These alternatives are evaluated on an ongoing basis to achieve the appropriate balance of secured and unsecured funding. The ability to securitize loans, and the associated gains on those securitizations, are principally dependent on the credit quality and yields on the assets securitized and are generally not dependent on the ratings of the issuing entity. Transactions between Chohung Bank and its securitization structures are reflected in our financial statements. See Note 12 to Chohung Bank's consolidated financial statements.

     Chohung Bank's policy is to encourage its subsidiaries to secure their own liquidity sources. With respect to overseas subsidiaries, Chohung Bank has, in certain cases, provided funding to take advantage of lower cost of funding within regulatory limitations. Pursuant to Chohung Bank's liquidity risk management policies designed to ensure compliance with required capital adequacy and liquidity ratios, Chohung Bank set limits to the amount of liquidity support based on the credit of each individual overseas subsidiary, in the case of Chohung Bank's overseas subsidiaries, and based on the credit line established for each subsidiary, in the case of Chohung Bank's other subsidiaries.

     In light of the financial market instability in Korea resulting from the liquidity problems faced by credit card companies during the first quarter of 2003, the Korean government announced temporary measures in April 2003 intended to provide liquidity support to credit card companies. These measures included, among other things:

     - a request by the government for credit card companies to effect capital increase in the aggregate amount of W4.6 trillion, as part of their self-rescue efforts;

     - banks and other financial institutions agreeing with each other to extend the maturity of all debt securities of credit card companies that they hold;

     - investment trust companies agreeing with each other to extend the maturity of 50% of the aggregate amount of the debt securities of credit card companies that they hold which are schedule to mature by June 2003; and

     - with respect to the remaining 50% of such credit card company debt securities, banks and other financial institutions agreeing with each other to contribute an aggregate amount of W5.6 trillion to purchase such debt securities from investment trust companies.

     Pursuant to the above measures, Chohung Bank agreed to extend the maturities of the W177 billion of loans and debt securities of credit card companies that Chohung Bank held in April 2003 or that have become due in June 2003. Of the W5.6 trillion aggregate contribution made by Korean financial institutions to purchase credit card company debt securities held by investment trust companies, the portion allocated for Chohung Bank to purchase was approximately W183 billion, all of which were repaid as of July 31, 2003. Chohung Bank does not believe that its obligation under these measures has had or will have a significant impact on its short-term or long-term liquidity, business, financial condition or results of operations.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     In the ordinary course of its business, Chohung Bank has certain contractual cash obligations and commitments which extend for several years. As Chohung Bank is able to obtain liquidity and funding through various sources as described in "-- Liquidity and Capital Resources" above, Chohung Bank does not believe that these contractual cash obligations and commitments will have a material effect on its liquidity or capital resources.

  CONTRACTUAL CASH OBLIGATIONS

     The following table sets forth Chohung Bank's contractual cash obligations as of December 31, 2002. Operating lease obligations are not included within Chohung Bank's consolidated balance sheet.

                                                               DECEMBER 31, 2002
                                                             PAYMENTS DUE BY PERIOD
                                                              (IN BILLIONS OF WON)
                                                         ------------------------------
                                                         UP TO     BETWEEN 1    BEYOND
                                                         1 YEAR   AND 5 YEARS   5 YEARS   TOTAL
                                                         ------   -----------   -------   ------
Long-term debt.........................................  W2,057     W3,570       W913     W6,540
Operating lease obligations............................       3          5         --          8
                                                         ------     ------       ----     ------
  Total................................................  W2,060     W3,575       W913     W6,548
                                                         ======     ======       ====     ======

     Long-term debt includes senior and subordinated debt as shown in Note 13 to Chohung Bank's consolidated financial statements and "-- Liquidity and Capital Resources" above.

     The above table excludes short-term borrowings, secured borrowings and deposits since these are generally short-term in nature. The contractual maturity of deposits is given in Note 10 to Chohung Bank's consolidated financial statements.

  COMMITMENTS

     The following table sets forth Chohung Bank's commitments as of December 31, 2002. These commitments, apart from acceptances, are not reflected on Chohung Bank's consolidated balance sheet.

                                                            DECEMBER 31, 2002
                                                     COMMITMENT EXPIRATION BY PERIOD
                                                          (IN BILLIONS OF WON)
                                                     -------------------------------
                                                      UP TO     BETWEEN 1    BEYOND
                                                     1 YEAR    AND 5 YEARS   5 YEARS    TOTAL
                                                     -------   -----------   -------   -------
Commitments to extend credit:
  Commercial.......................................  W 9,345     W2,102      W    2    W11,449
  Credit card lines................................   17,859         15           1     17,875
  Consumer.........................................    1,762        127          --      1,889
Commercial letters of credit.......................    1,492         --          --      1,492
Standby letters of credit..........................       61         15          13         89
Financial guarantees...............................      184         79          12        275
Performance guarantees.............................      307        253           2        562
Acceptances........................................    1,384         --          --      1,384
Loans sold with recourse...........................       --         --         138        138
Market value guarantees on trust accounts..........       22        233         891      1,146
                                                     -------     ------      ------    -------
Total..............................................  W32,416     W2,824      W1,059    W36,299
                                                     =======     ======      ======    =======

     Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer is required to comply with predetermined conditions to draw funds under the commitments. Commitments to extend credit, including credit lines, are in general subject to provisions that allow Chohung Bank to withdraw such commitments in the event there are material adverse changes affecting an obligor.

     Commercial letters of credit are undertakings on behalf of customers authorizing third parties to draw drafts on Chohung Bank up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

     Standby letters of credit are irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit are secured by underlying assets, including trade-related documents.

     Financial guarantees are used in various transactions to enhance the credit standing of Chohung Bank's customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that we will make payment in the event that Chohung Bank's customers fail to fulfill their obligations to third parties. Such financial obligations include a return of security deposits and the payment of service fees.

     Performance guarantees are issued to guarantee customers' tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer's obligation to supply specified products, commodities, maintenance or other services to third parties.

     Acceptances are a guarantee by Chohung Bank to pay a bill of exchange drawn on a customer. Chohung Bank expects most acceptances to be presented, but reimbursement by the customer is normally immediate.

     Loans sold with recourse represent certain non-performing loans Chohung Bank sold to Korea Asset Management Corporation prior to 1999. The sales agreements contain a recourse obligation under which Korea Asset Management Corporation can obligate Chohung Bank to repurchase the related loans. The recourse obligation has no expiration date.

     Market value guarantees on trust accounts represent guarantee of principal or fixed rate of return issued to trust fund investors.

     Details of Chohung Bank's credit commitments and obligations under guarantees are provided in Note 26 to Chohung Bank's consolidated financial statements.

  OFF-BALANCE SHEET ARRANGEMENTS

     Chohung Bank is involved in several types of off-balance sheet arrangements, including guarantees for loans, debentures, trade financing arrangements, guarantees for other financings, credit lines, letters of credit and credit commitments. See "Item 4. Information on the Company -- Description of Assets and Liabilities -- Credit Related Commitments".

SELECTED FINANCIAL INFORMATION UNDER KOREAN GAAP

     The selected consolidated financial and other data shown below have been derived from Chohung Bank's consolidated financial statements, prepared in accordance with Korean GAAP.

     Under Korean GAAP, consolidated financial statements include the accounts of wholly or majority owned subsidiaries and substantially controlled affiliates that have assets in the amount equal to or more than 7 billion as of the end of the previous fiscal year. Substantial control is deemed to exist when the investor is the largest shareholder and owns more than 30% of the investee's voting shares. Korean GAAP does not require the consolidation of subsidiaries, or substantially controlled affiliates, where activities are dissimilar from Chohung Bank's.

     Under Korean GAAP effective since 1994, financial statements of Chohung Bank's trust accounts, on which Chohung Bank guarantees a fixed rate of return and/or the repayment of principal, are consolidated, whereby assets and liabilities of third parties held by such trusts are reflected as assets and liabilities, and revenues and expenses generated from such third party assets are reflected in the statement of operations. Activities between trust accounts and Chohung Bank are eliminated.

     Until December 31, 1998, Chohung Bank's financial statements were prepared in accordance with the financial accounting standards generally accepted in the Republic of Korea, as modified by the accounting and reporting guidelines prescribed by the Office of Banking Supervision. Beginning January 1, 1999, the financial statements are prepared in accordance with financial accounting standards generally accepted for banking institutions issued by the Korean Securities and Futures Commission.

     Capital adequacy ratios have been calculated from the financial statements prepared in accordance with Korean GAAP and using the guidelines issued by the Financial Supervisory Commission.

     Because of significant changes in Korean GAAP which were applied by Chohung Bank in 1998 and 1999, the financial information included herein for those years is not directly comparable with previous periods. Chohung Bank has included narrative disclosure in the footnotes to more clearly identify where significant accounting policy changes have taken place, which line items would be affected and how the balances would be affected. The areas where such significant changes have occurred are as follows:

     - Trading and investment securities;

     - Deferred taxation;

     - Guarantees and acceptances (including allowances for losses); and

     - Provision for loan loss allowances.

  CONSOLIDATED INCOME STATEMENT DATA

                                                           YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------------
                                        1998        1999        2000       2001       2002       2002(1)
                                     ----------   ---------   --------   --------   ---------   ---------
                                       (IN BILLIONS OF WON AND MILLIONS OF US$, EXCEPT PER SHARE DATA)
Interest income....................   W  4,923     W 3,729     W4,270     W4,137     W 3,994     $ 3,367
Interest expense...................      4,029       2,601      2,853      2,426       2,163       1,823
                                      --------     -------     ------     ------     -------     -------
Net interest income................        894       1,128      1,417      1,711       1,831       1,544
Provision for loan losses(2).......        860       1,937        960        765       1,618       1,364
                                      --------     -------     ------     ------     -------     -------
Net interest income (loss) after
  provision for loan losses........         34        (809)       457        946         213         180
Noninterest income(3)..............      2,333       2,074      1,514      1,482       1,594       1,343
Noninterest expenses(4)............      4,511       1,974      1,889      2,076       2,408       2,030
                                      --------     -------     ------     ------     -------     -------
Ordinary income (loss).............     (2,144)       (709)        82        352        (601)       (507)
Extraordinary gain.................         --          --         17         --          --          --
                                      --------     -------     ------     ------     -------     -------
Income (loss) before income tax
  expense..........................     (2,144)       (709)        99        352        (601)       (507)
Income taxes(5)....................        (10)        (32)        (2)       176          17          14
                                      --------     -------     ------     ------     -------     -------
Net income (loss) before
  consolidation adjustment.........     (2,154)       (741)        97        528        (584)       (493)
Minority interest in loss
  (earnings) of consolidated
  subsidiaries(6)..................         71          (6)         2         (3)         (2)         (2)
                                      --------     -------     ------     ------     -------     -------
Net income (loss)..................   W (2,083)    W  (747)    W   99     W  525     W  (586)    $  (495)
                                      ========     =======     ======     ======     =======     =======
Per common share data (in currency
  unit):
Earnings per share-basic...........   W(11,193)    W(1,609)    W  146     W  804     W  (871)    $ (0.73)
Earnings per share-diluted(7)......    (11,193)     (1,609)       146        804        (871)      (0.73)
Cash dividends per common share....         --          --         --         --          --          --
Stock dividends per common share...         --          --         --         --          --          --

---------------

Notes:
(1) Won amounts are expressed in U.S. Dollars at the rate of W1,186.30 per US$1.00, noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

(2) The methodology Chohung Bank uses to calculate the provision for loan losses was revised in 1999 to consider not only delinquencies and bankruptcies but also future capacity to repay including the borrower's management, current financial position, and future cash flows, based on its internally developed credit rating model.

(3) Noninterest income includes fees and commissions income, gains on security valuations and disposals, gains on foreign currency transaction and gains from derivative transactions.

(4) Noninterest expense is composed of fees and commissions paid or payable, general and administrative expenses, losses on securities valuations and disposals, losses on foreign currency transactions and losses from derivative transactions.

(5) Prior to 1999, there was no requirement to use a deferred method of accounting for income taxes. The cumulative effect of adopting the revised standards as of January 1, 1999 was to credit opening retained earnings by W38 billion, which reflected the deferred tax assets that would have been recognized as of December 31, 1998. Chohung Bank did not restate prior periods. The effect of adopting the revised standards for the year ended December 31, 1999 was to decrease net income by W18 billion and to recognize deferred tax assets of W18 billion as of December 31, 1999.

(6) Prior to 2000, gain (loss) from investment used to be presented next to minority interest in earnings of consolidated subsidiaries. However, according to the amended consolidation accounting principle in 2000, the gain (loss) from investment is reclassified as an item of non-operating income (loss). Applying the amendment retroactively, the 1999 income statement was adjusted reflecting the reclassification of the gain (loss) from investment earned (incurred) in 1999.

(7) Diluted earnings per share measure was only required to be disclosed from 1999. Prior to this change in requirements, only basic earnings per share amount was required to be disclosed.

  CONSOLIDATED BALANCE SHEET DATA

                                                    AS OF DECEMBER 31,
                                 ---------------------------------------------------------
                                  1998      1999      2000      2001      2002     2002(1)
                                 -------   -------   -------   -------   -------   -------
                                         (IN BILLIONS OF WON AND MILLIONS OF US$)
ASSETS:
Cash and due from banks........  W 2,558   W 3,143   W 2,308   W 2,054   W 2,729   $ 2,300
Trading securities(2)..........    4,658     3,694     2,530     2,302     2,037     1,717
Investment securities(2).......    5,380    10,351    11,229    12,699     9,913     8,356
Loans(3).......................   24,193    25,808    30,550    33,915    45,610    38,447
Fixed assets...................    1,539     1,811     1,712     1,578     1,426     1,202
Other assets(4)................    2,360     2,132     2,810     4,062     5,555     4,684
                                 -------   -------   -------   -------   -------   -------
Total assets...................  W40,688   W46,939   W51,139   W56,610   W67,270   $56,706
                                 =======   =======   =======   =======   =======   =======
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Liabilities:
Deposits.......................  W24,406   W30,334   W35,426   W40,601   W46,530   $39,222
Borrowings(5)..................   11,409     9,285     7,337     6,468     6,647     5,603
Debentures.....................    1,703     2,393     3,033     2,416     5,672     4,782
Other liabilities(6)...........    3,026     2,734     3,241     4,561     6,101     5,143
                                 -------   -------   -------   -------   -------   -------
Total liabilities..............   40,544    44,746    49,037    54,046    64,950    54,750
                                 -------   -------   -------   -------   -------   -------
Stockholders' equity:
Common stock...................      930     3,395     3,395     3,395     3,395     2,862
Capital surplus................        6        --        --        --        --        --
Accumulated deficit............     (835)   (1,029)     (814)     (342)     (884)     (745)
Capital adjustments............      (10)     (230)     (490)     (502)     (205)     (173)
Minority interest in
  consolidated subsidiaries....       53        57        11        13        14        12
                                 -------   -------   -------   -------   -------   -------
Total minority interest and
  stockholders' equity.........      144     2,193     2,102     2,564     2,320     1,956
                                 -------   -------   -------   -------   -------   -------
Total liabilities, minority
  interest and stockholders'
  equity.......................  W40,688   W46,939   W51,139   W56,610   W67,270   $56,706
                                 =======   =======   =======   =======   =======   =======

---------------

Notes:
(1) Won amounts are expressed in U.S. Dollars at the rate of W1,186.30 per US$1.00, noon buying rate in effect on December 31, 2002 as quoted by the Federal Reserve Bank of New York in the United States.

(2) Under Korean GAAP effective in 1998 and until the following revision, debt securities denominated in Won were stated at acquisition cost. Chohung Bank accounted for all other debt and marketable equity securities on a basis similar to U.S. GAAP. Under Korean GAAP effective for periods beginning after

    December 12, 1998, all debt securities and marketable debt securities are accounted for on a similar basis to U.S. GAAP. However, adjustments for impairment can be reversed up to the original cost of the investment.

(3) Loans represent the net amount of loans, after adjustment for the allowance for loan losses. Accrued interest income is included within other assets. The allowance was disclosed within provisions until 1998. The amount of allowance for loan losses prior to December 31, 1999 was provided based on credit risk classifications of the loan portfolio in accordance with guidelines issued by the Financial Supervisory Commission. Estimated loan losses were determined by applying certain percentages to each credit risk classification. Under revised Korean GAAP, effective as at December 31, 1999, the Financial Supervisory Commission requires allowances to fully reflect a borrower's future capacity to repay using forward looking criteria, rather than solely past performance, by applying the internal credit grading system developed by the reporting bank. The forward looking criteria are applied to large-sized commercial loans (total loan exposure of W1 billion until September 2002 and total loan exposure of W2 billion after September 2002), while consumer loans and small-sized commercial loans were classified by considering number of days delinquent, secured amounts, and possibility of collection. Pursuant to the regulations promulgated by the Financial Supervisory Commission, loans are classified as normal, precautionary, substandard, doubtful or estimated loss, and the allowance for loan losses is determined by applying a percentage within a certain range to those classifications.

(4) Other assets include guarantee deposits, operating lease properties, accounts receivable, accrued interest income, prepaid expenses and unsettled debit of domestic exchange (which represents outstanding balances due from other banks generated in the process of fund settlements of domestic exchange, such as checks, bills, drafts, remittance exchange, ATM use and credit card network).

(5) Borrowings consist mainly of borrowings from The Bank of Korea, the Korean government and banking institutions, call money, cover bills sold and bonds sold under repurchase agreements.

(6) Under Korean GAAP, effective as of December 31, 1999, contingent losses with respect to guarantees and acceptances are recognized by applying the same classification methods and provision percentages used in determining the allowance for loan losses. Allowance for losses are only applied to acceptances and guarantees classified as substandard, doubtful and estimated loss. The amounts of such allowance for losses as of December 31, 1999, 2000, 2001 and 2002 were W190 billion, W64 billion, W52 billion and W126 billion, respectively. These amounts are included in other liabilities.

  PROFITABILITY RATIOS

                                                       YEAR ENDED DECEMBER 31,
                                               ----------------------------------------
                                                1998     1999    2000    2001     2002
                                               ------   ------   -----   -----   ------
                                                            (PERCENTAGES)
Net income as a percentage of:
  Average total assets(1)....................   (4.91)%  (1.75)%  0.20%   0.98%   (0.96)%
  Average stockholders' equity...............  (83.72)  (23.95)   3.24   22.59   (22.21)
Dividend payout ratio(2).....................      --       --      --      --       --
Net interest spread(3).......................    2.65     3.16    3.29    3.92     3.59
Net interest margin(4).......................    2.41     3.05    3.28    3.76     3.51
Efficiency ratio(5)..........................  139.79    61.64   64.45   65.03    70.32
Cost-to-average assets ratio(6)..............   10.63     4.62    3.80    3.89     3.94
Average stockholders' equity as a percentage
  of average total assets....................    5.86     7.29    6.16    4.36     4.32

---------------

Notes:

(1) Average balances are based upon (i) daily balances for Chohung Bank and its overseas subsidiaries except for stockholders' equity which is based upon quarterly balances and (ii) quarterly balances of Chohung

    Bank's domestic subsidiaries including Chohung Investment Trust Management Company and special purpose entities for Chohung Bank's asset securitization.

(2) The dividend payout ratio represents the ratio of total dividends paid on common stock as a percentage of net income attributable to common stock.

(3) Net interest spread represents the difference between the yield on average interest earning assets and cost of average interest bearing liabilities.

(4) Net interest margin represents the ratio of net interest income to average interest earning assets.

(5) Efficiency ratio represents the ratio of noninterest expense to the sum of net interest income and noninterest income.

(6) Cost-to-average-assets ratio represents the ratio of noninterest expense to average total assets.

  CAPITAL RATIOS

                                                            AS OF DECEMBER 31,
                                                     ---------------------------------
                                                     1998   1999   2000   2001    2002
                                                     ----   ----   ----   -----   ----
                                                               (PERCENTAGES)
  Total capital adequacy (BIS) ratio of Chohung
     Bank(1).......................................  0.93%  9.80%  9.78%  10.43%  8.66%
  Tier I...........................................  0.47   5.66   5.24    5.91   4.61
  Tier II..........................................  0.46   4.14   4.54    4.52   4.05

---------------

Note:

(1) Chohung Bank's capital adequacy ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission, which was revised in 2002 to take into account market risk as well as credit risk. The capital ratios as of December 31, 2002 were calculated using these revised guidelines. The capital ratios as of December 31, 1998, 1999, 2000 and 2001 do not reflect the revised guidelines. Under the guidelines of the Financial Supervisory Commission, Chohung Bank is required to maintain a minimum capital adequacy ratio of 8%. Applying the previous calculation, which only takes into account credit risks, Chohung Bank's total capital adequacy ratio as of December 31, 2002 was 8.64%. This computation is based on Chohung Bank's consolidated financial statements prepared in accordance with Korean GAAP. See "Item 4. Information on the Company -- Supervision and
    Regulation -- Regulations Applicable to Banks -- Capital Adequacy."

  ASSET QUALITY RATIOS

                                                   AS OF DECEMBER 31,
                                       -------------------------------------------
                                        1998     1999     2000     2001     2002
                                       ------   ------   ------   ------   -------
                                        (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
Substandard and below loans(1).......  W1,523   W3,680   W2,502   W1,440   W 1,848
Substandard and below loans as a
  percentage of total loans..........    5.25%   12.00%    7.56%    3.39%     3.80%
Substandard and below loans as a
  percentage of total assets.........    3.39    13.17     5.59     2.80      3.38
Precautionary loans as a percentage
  of total loans(2)..................   16.86     8.32     4.92     5.73      3.64
Precautionary and below loans as a
  percentage of total loans(2).......   22.15    24.46    15.42     8.99      7.16
Precautionary and below loans as a
  percentage of total assets(2)......   14.31    26.83    11.40     6.30      6.37
Allowance for loan losses as a
  percentage of substandard and below
  loans..............................   43.73    40.63    57.52    42.89     60.01
Allowance for loan losses as a
  percentage of precautionary and
  below loans(2).....................   12.03    25.59    27.57    27.33     37.86
Allowance for loan losses as a
  percentage of total loans..........    3.02     5.96     5.10     2.91      3.33
Substandard and below credits as a
  percentage of total credits(3).....    4.84    10.75     7.15     3.89      3.99
Loans in Korean Won as a percentage
  of deposits in Korean Won(4).......   69.95    76.03    87.66    88.47    105.33

---------------

Notes:

(1) Substandard and below loans are defined in accordance with regulatory guidance in Korea, except for loans provided from Chohung Bank's trust accounts (including bills discounted and privately placed debentures) and confirmed guarantees and acceptances. Until 1998, Chohung Bank classified credit quality into the following five categories according to standards defined by the Office of Bank Supervision: normal, precautionary, substandard, doubtful and estimated loss. In 1999, as well as classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, Chohung Bank also took into account the repayment capability of borrowers. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks".

(2) As defined by the Financial Supervisory Commission.

(3) Pursuant to reporting guidelines issued by the Financial Supervisory Commission, credits include loans provided from Chohung Bank's trust accounts (including bills discounted and privately placed debentures) and confirmed guarantees and acceptances as well as the total loan portfolio of the banking accounts.

(4) Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

RECENT DEVELOPMENTS

  RECENT ACCOUNTING PRONOUNCEMENTS

     In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, with a few exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. Chohung Bank's management is currently assessing the impact of SFAS No. 149 on the financial condition and results of operations of Chohung Bank.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but must now to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Furthermore, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Chohung Bank's management is currently assessing the impact of SFAS No. 150 on the financial condition and results of operations of Chohung Bank.

     In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require Chohung Bank to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are located in Note 26 to our consolidated financial statements. Chohung Bank's management does not expect that the adoption of FIN 45 will have a material impact on the financial condition or results of operations of Chohung Bank.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the expected losses from the VIEs' activities or entitled to receive a majority of the entity's expected residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective as of January 1, 2004 for VIEs created prior to February 1, 2003. Chohung Bank's management is currently assessing the impact of FIN 46 on the financial condition and results of operations of Chohung Bank.

  RECENT EVENTS

  Exposure to SK Global and other SK Group Companies

     Since December 31, 2002, Chohung Bank has not increased its exposure to SK Global in any material respects and no significant changes have occurred with respect to its exposures to other SK Group companies except increases in trade financing to SK Group companies within its credit limit.

     The following table provides a comparison of Chohung Bank's exposures and related aggregate allowance for loan losses and for guarantees and acceptances to SK Group Companies on a Korean GAAP basis as of December 31, 2002 and June 30, 2003 in aggregate, and separately for SK Global and SK Corporation. Chohung Bank's exposure to SK Group companies on a U.S. GAAP basis would be different from these amounts due to differences in consolidation scope and the carrying amount of loans and securities under both bases of accounting. See
"-- Reconciliation with Korean Generally Accepted Accounting Principles" below for a specific description of these differences.

                                                                          AS OF
                               --------------------------------------------------------------------------------------------
                                                    DECEMBER 31, 2002                                JUNE 30, 2003
                               -----------------------------------------------------------   ------------------------------
                                                                           ALLOWANCES FOR
                               LOAN BALANCES AND                           LOAN LOSSES AND   LOAN BALANCES AND
                                GUARANTEES AND                   TOTAL     GUARANTEES AND     GUARANTEES AND
                                  ACCEPTANCES      SECURITIES   EXPOSURE     ACCEPTANCES        ACCEPTANCES      SECURITIES
                               -----------------   ----------   --------   ---------------   -----------------   ----------
                                                                   (IN BILLIONS OF WON)
SK Global(1).................        W496             W 4         W500           W3                W441             W 3
SK Corporation...............          83              10           93           --                  99              --
Other SK Group Companies.....         114              27          141           --                 173              16
                                     ----             ---         ----           --                ----             ---
   TOTAL.....................        W693             W41         W734           W3                W713             W19
                                     ====             ===         ====           ==                ====             ===

                                         AS OF
                               --------------------------
                                     JUNE 30, 2003
                               --------------------------
                                          ALLOWANCES FOR
                                          LOAN LOSSES AND
                                TOTAL     GUARANTEES AND
                               EXPOSURE     ACCEPTANCES
                               --------   ---------------
                                  (IN BILLIONS OF WON)
SK Global(1).................    W444          W150(2)
SK Corporation...............      99            --
Other SK Group Companies.....     189             1
                                 ----          ----
   TOTAL.....................    W732          W151
                                 ====          ====

---------------
Notes:

(1) There was no allowance for guarantees and acceptances as of December 31, 2002 since SK Global was classified as normal. A provision of W131 billion for loan losses and a provision of W16 billion for guarantees and acceptances were recorded to increase the allowance for loan losses and allowance for guarantees and acceptances, respectively, as the classification of SK Global was changed from normal to substandard due to the recent discovery of accounting irregularities and subsequent development of workout procedures described in "-- Shinhan Financial Group -- Recent Developments -- Recent Events -- Exposure to SK Global and other SK Group Companies".

(2) The only changes in the allowance for loan losses and guarantees and acceptances related to SK Global from January 1, 2003 to June 30, 2003 were additional provisions totalling W147 billion.

  Exposure to the former Hyundai Group Companies

     Since December 31, 2002, no significant changes have occurred with respect to Chohung Bank's exposures to the former Hyundai Group companies in any material respects.

  Exposure to the former Ssangyong Group Companies

     As it holds the largest exposure to Ssangyong Corporation, Chohung Bank currently serves as the principal creditor bank leading the workout program for member companies of the former Ssangyong Group. The largest exposures to Ssangyong Cement Industrial and Ssangyong Engineering & Construction, however, are held by Korea Development Bank and Korea Asset Management Corporation, respectively. Each of Ssangyong Corporation, Ssangyong Cement Industrial and Ssangyong Engineering & Construction are currently under a workout program.

     In July 2003, a committee of its creditors participating in the workout program of Ssangyong Cement Industrial approved a plan to (i) extend new credits of W150 billion to provide additional liquidity, of which Chohung Bank's portion is W50 billion, all of which are entitled to priority in repayment as agreed by the creditors' committee, (ii) debt-to-equity swap of W573 billion, in which Chohung Bank did not participate, and (iii) extend the maturity for repayment of principal from December 2003 to December 2005.

     As of June 30, 2003, Ssangyong Engineering & Construction's backlog of construction orders is reported to amount to approximately W2.5 trillion. Due to improved operations, the creditors' committee is seeking to terminate the workout program and sell equity securities of Ssangyong Engineering & Construction obtained through previous debt-to-equity swaps.

     Except as described above, no significant changes have occurred with respect to Chohung Bank's exposures to the former Ssangyong Group companies in any material respects since December 31, 2002.

  Asset Quality

     The following table shows the asset quality of Chohung Bank's credit portfolio by type as of December 31, 2002 and June 30, 2003 calculated on a non-consolidated basis under Korean GAAP and reported to the Financial Supervisory Commission.

                                                                         AS OF
                                                              ---------------------------
                                                               DECEMBER 31,     JUNE 30,
                                                                   2002           2003
                                                              --------------   ----------
                                                              (IN BILLIONS OF WON, EXCEPT
                                                                     PERCENTAGES)
Substandard and below credits(1)............................       W1,849         W2,157
  Substandard...............................................          477            823
  Doubtful..................................................        1,151          1,021
  Estimated loss............................................          221            313
Substandard and below credits as a percentage of total
  credits...................................................         3.75%          4.41%
Substandard and below credits as a percentage of total
  assets....................................................         2.79%          3.25%
Precautionary and below credits(2)..........................       W3,740         W4,180
Precautionary and below credits as a percentage of total
  credits...................................................         7.59%          8.55%
Precautionary and below credits as a percentage of total
  assets....................................................         5.65%          6.31%
Allowance for loan losses(3)................................       W1,755         W1,841
Allowance for loan losses as a percentage of substandard and
  below credits.............................................        94.95%         85.35%
Allowance for loan losses as a percentage of precautionary
  and below credits.........................................        46.93%         44.04%
Allowance for loan losses as a percentage of total
  credits...................................................         3.56%          3.77%
Loans in Korean Won as a percentage of deposits in Korean
  Won(4)....................................................        80.24%         92.48%

---------------

Notes:

(1) Substandard and below credits are defined in accordance with regulatory guidance in Korea, and includes loans provided from Chohung Bank's trust accounts (including bills discounted and privately placed debentures) and confirmed guarantees and acceptances. Until 1998, Chohung Bank classified credit quality into the following five categories according to standards defined by the Office of Bank Supervision, which categories are normal, precautionary, substandard, doubtful and estimated loss. In 1999, as well as classifying credit quality into the five categories in accordance with standards defined by the Financial Supervisory Commission, Chohung Bank also took into account the repayment capability of borrowers. See "Item 4. Information on the Company -- Supervision and Regulation -- Regulations Applicable to Banks".

(2) As defined by the Financial Supervisory Commission.

(3) Includes allowance for guarantees and acceptances and allowance for loan losses on loans from the trust accounts.

(4) Under Korean GAAP, loans in Korean Won do not include bills bought in Won, advances for customers, credit card accounts, bonds purchased under resale agreements, call loans, private placement corporate bonds and loans in restructurings that have been swapped for equity in the restructured borrower.

  Allowance for Loan Losses under Korean GAAP

     As a result of impairment in Chohung Bank's exposures to SK Global and increased delinquencies on credit cards, its credit quality, under Korean GAAP, as of June 30, 2003 deteriorated as compared to that of December 31, 2002. Loans classified as substandard or below under the classification of the Financial Supervisory Commission increased by W309 billion to W2,157 billion, primarily as a result of W304 billion of loans to SK Global being reclassified as substandard following the discovery of accounting irregularities in March 2003. Under U.S. GAAP, this was reflected in the consolidated financial statements prepared in accordance with U.S. GAAP as of December 31, 2002 and earlier years since the nature of these accounting irregularities would have caused Chohung Bank's loans to SK Global to have been classified as substandard in those earlier periods had information as to the true financial condition of the company been available as of that time. Loans classified as substandard or below as a percentage of total loans increased by 66 basis points from 3.75% as of December 31, 2002 to 4.41% as of June 30, 2003. Delinquent credit card balances (balances over due for 90 days or more) increased by W48 billion during the period in comparison and net charge-offs during the first half of 2003 amounted to W710 billion. Delinquency ratios increased from 5.75% as of December 31, 2002 to 8.34% as of June 30, 2003. As a result of the foregoing, Chohung Bank's allowance for loan losses increased by W58 billion from W1,755 billion as of December 31, 2002 to W1,813 billion as of June 30, 2003.

  Credit Card Portfolio

     The following table shows the changes in Chohung Bank's credit card balances as of December 31, 2002, and June 30, 2003.

                                                   AS OF          AS OF          AS OF
                                                DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                    2002           2002          2003
                                                 U.S. GAAP     KOREAN GAAP    KOREAN GAAP
                                                ------------   ------------   -----------
                                                 (IN BILLIONS OF WON EXCEPT PERCENTAGES)
Outstanding balance...........................     W5,770         W5,898        W4,648
Allowance for loan losses.....................      1,061            466           478
Delinquent loans..............................      1,414          1,542         1,307
Delinquent loans as a percentage of
  outstanding balance.........................       24.5%          26.1%         28.1%

     Under Korean GAAP, delinquencies have decreased from W1,542 billion as of December 31, 2002 to W1,307 billion as of June 30, 2003. U.S. GAAP delinquencies were W1,414 billion as of December 31, 2002. Additionally, under Korean GAAP, charge-offs were W430 billion for the year, ended December 31, 2002 and W771 billion for the six-month period ended June 30, 2003.

     Chohung Bank believes, based on the aforementioned, it will provide additional loan loss allowances for its credit card balances as of December 31, 2003.

  Capital Adequacy Ratio

     As of June 30, 2003, Chohung Bank's Tier I and Tier II capital adequacy ratios aggregated 9.18%, showing an increase compared to 8.66% as of December 31, 2002. The improvement of Chohung Bank's capital adequacy ratio was mainly due to an increase in Tier I capital through the issuance of hybrid Tier I debt securities and subordinated debentures, which partially offset the net loss of W417 billion as of June 30, 2003.

  SUMMARY RESULTS OF OPERATIONS OF 1ST HALF 2003 AS COMPARED TO 1ST HALF 2002 UNDER KOREAN GAAP

     The non-consolidated income statement and balance sheet data set forth below have been derived from Chohung Bank's non-consolidated income statement for the six months ended June 30, 2002 and 2003 and Chohung Bank's consolidated balance sheets as of December 31, 2002 and June 30, 2003, all of which were prepared in accordance with Korean GAAP and are unaudited. The discussion of average balances, average yields or rates and net interest margin are all based on financial information prepared under Korean GAAP for the purpose of reporting to the Financial Supervisory Commission according to its guidelines. Results for the six-month period ended June 30, 2003 are not necessarily indicative of the results that may be expected for the full year.

  NON-CONSOLIDATED INCOME STATEMENT DATA

                                                           FOR THE SIX MONTHS ENDED JUNE 30,
                                                          -----------------------------------
                                                            2002        2003       % CHANGE
                                                          ---------   ---------   -----------
                                                              (IN BILLIONS OF WON, EXCEPT
                                                            PERCENTAGES AND PER SHARE DATA)
Interest income and dividends(1)........................   W1,853      W1,963          5.9%
Interest expense........................................    1,013       1,067          5.3
                                                           ------      ------       ------
Net interest income.....................................      840         896          6.7
Provision for loan losses...............................      642       1,183         84.3
                                                           ------      ------       ------
Net interest income (loss) after provision for loan
  losses................................................      198        (287)      (244.9)
Noninterest income(1)...................................      814       1,052         29.2
Noninterest expenses....................................      946       1,159         22.5
                                                           ------      ------       ------
Income (loss) before income tax expense.................       66        (394)      (697.0)
Income tax expense......................................       12          25        108.3
                                                           ------      ------       ------
Net income (loss).......................................   W   54      W (419)      (875.9)%
                                                           ======      ======       ======
Per common share data (in Won):
Earnings per share-basic................................   W   81      W (617)
Earnings per share-diluted..............................       81        (617)
Cash dividends per common share.........................       --          --
Stock dividends per common share........................       --          --

---------------

Note:

(1) Under Korean GAAP, income from credit card cash advances and card loans were classified as interest on loans. Income from credit card purchases and installment payments were classified as fees and commission and included in noninterest income.

     Net Interest Income. The 6.7% increase in net interest income is due primarily to an increase in interest-earning assets, in particular in consumer lending, partially offset by a decrease in securities volume and a decline in average yields. The average balance of Chohung Bank's interest-earning assets increased by 16.6% to W53,210 billion for the six months ended June 30, 2003 compared to W45,649 billion for the corresponding period in 2002, which was partially offset by a decline in the annualized average interest rate on the total interest-earning assets to 7.06% for the six months ended June 30, 2003 from 7.77% for the corresponding period in 2002.

     The 5.9% increase in interest income and dividends was due primarily to a 18.2% increase in interest on loans partially offset by a 29.4% decrease in interest and dividends on securities. Interest on loans increased 18.2% from W1,398 billion in the first half of 2002 to W1,652 billion in the first half of 2003 due primarily to a 38.9% increase in average volume of consumer loans from W13,748 billion in the first half of 2002 to W19,093 billion in the first half of 2003, partially offset by a decline of 145 basis points in the average yield on such loans from 10.55% in the first half of 2002 to 9.10% in the first half of 2003. Interest and dividends on securities decreased 29.4% from W415 billion in the first half of 2002 to W293 billion in the first half of 2003 due primarily to the general decline in the market interest rates coupled with a decrease in average volume of Chohung Bank's securities from W11,414 billion in the first half of 2002 to W9,312 billion in the first half of 2003.

     The 5.2% increase in interest expense was primarily attributable to a 74.3% increase in interest on debentures, partially offset by a 29.9% decrease in interest on borrowings. Interest on debentures increased 74.3% from W105 billion in the first half of 2002 to W183 billion in the first half of 2003 due primarily to a 98.6% increase in average volume of debentures to W6,264 billion in the first half of 2003 from W3,154 billion in the first half of 2002. Interest on borrowings decreased 29.8% from W141 billion in the first half of

2002 to W99 billion in the first half of 2003. This decrease was due primarily to the general decline in the interest rates as well as a slight decrease in average volume of Chohung Bank's borrowings from W7,722 billion in the first half of 2002 to W7,633 billion in the first half of 2003. The average interest rate paid on borrowings improved from 3.7% in the first half of 2002 to 2.6% in the first half of 2003.
     Provision for Loan Losses. The W541 billion of increase in Chohung Bank's provision for loan losses during the period under review was primarily attributable to a W147 billion of provisions raised in the first half of 2003 in respect of Chohung Bank's exposure to SK Global which was classified as substandard after the discovery of accounting irregularities during the period and increased provisions relating to consumer loans as Chohung Bank experienced significant deterioration and increased delinquencies particularly in credit cards. Chohung Bank made provisions for consumer loans of W1,019 billion in the first half of 2003 as compared to W358 billion in the first half of 2002, including provisions for credit cards of W796 billion in the first half of 2003 as compared to W281 billion in the first half of 2002.
     Noninterest Income. Chohung Bank's noninterest income increased 29.2% from W814 billion in the first half of 2002 to W1,052 billion in the first half of 2003 due primarily to an increase in gain on sale of available-for-sale securities, which was partially offset by a decrease in fees and commissions. Gain on sale of available-for-sale securities increased from W16 billion in the first half of 2002 to W141 billion in the first half of 2003. Fees and commission decreased 5.9% from W371 billion in the first half of 2002 to W349 billion in the first half of 2003 due primarily to a 14.5% decline in fees and commissions on credit card business from W220 billion in the first half of 2002 to W188 billion in the first half of 2003, reflecting a drop in purchase charge volume. Net gains on foreign currency and derivative trading, net of the respective losses, decreased from W36 billion in the first half of 2002 to W33 billion in the first half of 2003.
     Noninterest Expenses. Chohung Bank's noninterest expenses increased 22.4% to W1,159 billion in the first half of 2003 from W946 billion in the first half of 2002 due primarily to an increase in impairment loss on available-for sale securities as well as increase in general and administrative expenses, which was partially offset by decrease in loss on sale of available-for-sale securities. General and administrative expenses increased 3.4% from W408 billion in the first half of 2002 to W422 billion in the first half of 2003 due primarily to an increase in salaries and employee benefits. Impairment loss on available-for sale securities also increased from W48 billion in the first half of 2002 to W179 billion in the first half of 2003. This increase was mainly due to an impairment loss recognized in relation to securities of Ssangyong Cement Industrial of W156 billion.
     Income taxes. Despite the fact that Chohung Bank recorded a loss before income taxes of W394 billion in the first half of 2003 as compared to an income before income taxes of W66 billion in the first half of 2002, Chohung Bank's income tax expenses increased from W12 billion in the first half of 2002 to W25 billion in the first half of 2003 due primarily to a decrease in deferred tax assets which was charged to income in 2002. The statutory tax rate was 29.7% during the period under review.
     Net income (loss). As a result of the foregoing, Chohung Bank recorded a net loss of W419 billion in the first half of 2003 as compared to a net income of W54 billion in the first half of 2002.

  NON-CONSOLIDATED BALANCE SHEET DATA

                                                                 AS OF
                                                      ---------------------------
                                                       DECEMBER 31,     JUNE 30,
                                                           2002           2003       % CHANGE
                                                      --------------   ----------   ----------
                                                      (IN BILLIONS OF WON, EXCEPT PERCENTAGES)
ASSETS:
Cash and due from banks.............................      W 2,698        W 3,014        11.7%
Loans (net of allowance for loan losses of W1,605
  billion as of December 31, 2002 and W1,698 billion
  as of June 30, 2003)..............................       45,329         46,390         2.3
Trading securities(1)...............................          990          1,470        48.5
Available-for-sale securities(1)....................        2,685          7,760       189.0
Held-to-maturity securities(1)......................        7,166             --      (100.0)
Equity method investments(1)........................          232            229        (1.3)
Fixed assets........................................        1,415          1,333        (5.8)
Other assets........................................        5,681          6,088         7.2
                                                          -------        -------      ------
  Total assets......................................      W66,196        W66,284         0.1%
                                                          =======        =======      ======
LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
Deposits............................................      W45,126        W43,191        (4.3)%
Borrowings..........................................        6,844          6,816        (0.4)
Debentures..........................................        5,672          7,380        30.1
Other liabilities...................................        6,262          6,645         6.1
                                                          -------        -------      ------
  Total liabilities.................................       63,904         64,032         0.2
                                                          -------        -------      ------
Stockholders' equity................................        2,292          2,252        (1.7)
                                                          -------        -------      ------
Total liabilities and stockholders' equity..........      W66,196        W66,284         0.1%
                                                          =======        =======      ======

---------------

Note:

(1) Effective as of January 1, 2003, Chohung Bank's classification of securities was revised pursuant to the adoption of Statement of Korea Accounting Standard No. 8, Securities. In addition, Chohung Bank reclassified held-to-maturity securities amounting to W7,119 billion as available-for-sale securities following a shift in Chohung Bank's securities investment strategy.

     Assets. Chohung Bank's assets remained relatively unchanged at W66,284 billion as of June 30, 2003 as compared to W66,196 billion as of December 31, 2002, reflecting an increase in loans substantially offset by a decrease in securities. Loans increased 2.3% from W45,329 billion as of December 31, 2002 to W46,390 billion as of June 30, 2003 as a result of a 9.0% increase in loans to small-and medium-sized enterprises from W13,213 billion as of December 31, 2002 to W14,523 billion as of June 30, 2003. Chohung Bank's allowance for loan losses increased 5.8% from W1,605 billion as of December 31, 2002 to W1,698 billion as of June 30, 2003. This increase was primarily as a result of the increase in provisioning for consumer loans and SK Global. The outstanding balance of securities decreased 14.6% from W11,073 billion as of December 31, 2002 to W9,459 billion as of June 30, 2003.

     Liabilities and stockholders' equity. Chohung Bank's total liabilities increased 0.2% from W63,904 billion as of December 31, 2002 to W64,032 billion as of June 30, 2003. This increase was due primarily to a 30.1% increase in debentures which more than offset a 4.3% decrease in deposits. In the first half of 2003, deposits decreased by W1,935 billion, or 4.3%, due primarily to withdrawals by wary customers during the labor union strike in the middle of June 2003 opposing the acquisition of Chohung Bank by Shinhan Financial Group. The W1,708 billion, or 30.1%, of increase in debentures is due primarily to new issuances of general debentures to cover the shortage of funds and liquidity caused by customers' withdrawals as described above. In addition, Chohung Bank issued W150 billion of Won-denominated subordinated debentures and W273 billion of hybrid Tier I debt securities to improve its capital adequacy ratio.

RECONCILIATION WITH KOREAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Chohung Bank's consolidated financial statements and related footnotes appearing in "Item 18. Financial Statements", are prepared in accordance with U.S. GAAP, the most significant of which are summarized in Note 1 to Chohung Bank's consolidated financial statements. These principles and policies differ in certain respects from Korean GAAP. The following are reconciliations of net income and stockholders' equity of Chohung Bank's consolidated financial statements with Korean GAAP.

                                                                       2002
                                                               --------------------
                                                               (IN MILLIONS OF WON)
U.S. GAAP NET INCOME........................................        W  153,572
                                                                    ----------
1.  Provision for loan losses, guarantees and acceptances...            65,915
2.  Sale of loans to the Korea Asset Management
    Corporation.............................................          (220,368)
3.  Deferred loan costs.....................................           (40,990)
4.  Write-off of other assets and receivables...............            (3,247)
5.  Securities and derivatives for nontrading purposes
    a. Changes in foreign exchange rates on
       available-for-sale securities........................           (82,617)
    b. Impairment loss and reclassification of securities...          (283,053)
    c. Reversal of hedge accounting treatment for
       derivatives..........................................           (29,430)
6.  Lease conversion........................................            (1,491)
7.  Foreign currency translation............................           (12,275)
8.  Goodwill and related impairment.........................          (112,020)
9.  Minority interest.......................................             2,979
10. Reversal of asset revaluation...........................           (10,396)
11. Contingent losses.......................................            17,946
12. Effect of deconsolidation of SPEs.......................          (119,536)
14. Others..................................................            (1,923)
                                                                    ----------
Total of adjustments........................................          (830,506)
Tax effect of adjustments...................................            90,466
                                                                    ----------
KOREAN GAAP NET LOSS........................................        W (586,468)
                                                                    ==========

                                                                       2002
                                                               --------------------
                                                               (IN MILLIONS OF WON)
U.S. GAAP STOCKHOLDERS' EQUITY..............................        W1,372,750
                                                                    ----------
1.  Provision for loan losses, guarantees and acceptances...         1,480,923
2.  Sale of loans to the Korea Asset Management
  Corporation...............................................            36,120
3.  Deferred loan costs.....................................           (84,399)
4.  Write-off of other assets and receivables...............             9,284
5.  Securities and derivatives for nontrading purposes
 b. Impairment loss and reclassification of securities......          (120,657)
 c. Reversal of hedge accounting treatment for
    derivatives.............................................           (59,587)
6.  Lease conversion........................................           (31,878)
7.  Foreign currency translation............................            (4,523)
8.  Goodwill and related impairment.........................           (55,455)
9.  Minority interest.......................................            16,191
10. Reversal of asset revaluation...........................           616,617
11. Contingent losses.......................................            17,908
12. Effect of deconsolidation of SPEs.......................          (421,314)
13. Effect of consolidation of trust accounts...............            20,135
14. Others..................................................           (17,223)
                                                                    ----------
Total of adjustments........................................         1,402,142
Tax effect of adjustments...................................          (454,311)
                                                                    ----------
KOREAN GAAP STOCKHOLDERS' EQUITY............................        W2,320,581
                                                                    ==========

     The following is a summary of the significant adjustments made to consolidated net income and stockholders' equity to reconcile the U.S. GAAP results with Korean GAAP. The numbered paragraphs below refer to the corresponding item numbers set forth above.

          1. Under U.S. GAAP, the allowance for loan losses for specifically identified impaired loans is based on (1) the present value of expected future cash flows discounted at the loan's effective interest rate or as a practical expedient, (2) the loans observable market price or (3) the fair value of the collateral if the loan is collateral dependent.

          For homogeneous pools of corporate and consumer loans, allowances are based on historical losses using a risk rating migration model adjusted for qualitative factors.

          Under Korean GAAP, the allowance for loan losses is generally established based on the classification guidelines promulgated by the Financial Supervisory Commission, which requires that the minimum allowance be established based on loan classification. Chohung Bank used these guidelines to establish minimum allowances. Chohung Bank's reserve is established based on the following percentages as of December 31, 2002.

                                                       CORPORATE   CONSUMER   CREDIT CARD
                                                       ---------   --------   -----------
                                                                  (PERCENTAGE)
Normal...............................................     0.5%       0.75%          1%
Precautionary........................................       2           8          12
Substandard..........................................      20          20          20
Doubtful.............................................      50          55          60
Estimated Loss.......................................     100         100         100

          This adjustment reflects the differences in the methodologies used to determine the allowance for loan losses under U.S. GAAP and Korean GAAP.

          Under U.S. GAAP, the methodology used to determine the appropriate allowance for 2000 and 2001 took into consideration subsequent information indicating that larger losses had been triggered on certain large corporate credits than previously recorded under Korean GAAP. This information was not available at the time the Korean GAAP financial statements were prepared. The most significant credit where more information was available was SK Global.

          The difference due to the SK Global effect in net income was W38,936 million from the amount of W65,915 million and the difference in stockholders' equity was W239,220 million from the total amount of W1,480,923 million.

          2. Prior to fiscal year 2002, Chohung Bank sold a number of non-performing loans to the Korea Asset Management Corporation. Based on the sales agreement, the Korea Asset Management Corporation can return certain loans to Chohung Bank when the performance requirements of such loans are not met. Under U.S. GAAP, Chohung Bank recognized a recourse liability for the obligation to repurchase such loans. Under Korean GAAP, Chohung Bank has not estimated a recourse liability.

          3. Under U.S. GAAP loan origination fees and the related costs are deferred and amortized over the life of the loan as an adjustment to the yield of the loan. Under Korean GAAP, origination fees are recognized in income when received or paid and does not provide for the deferral or related costs.

          4. Korean GAAP permits banks to capitalize certain costs related to the collection of delinquent loans and reflect losses related to the misappropriation of bank assets by employees as receivables. The substantial majority of this adjustment relates to these two items. In 2002, the amounts relating to these items under Korean GAAP were W6,515 million and W1,606 million, respectively. Under U.S. GAAP, such items must be expensed as incurred. This adjustment reflects the recognition of these items as expense during 2002.

          Under Korean GAAP, leasehold deposits are written off when the legal proceedings to collect such deposits reach an adverse final settlement. Under U.S. GAAP, leasehold deposits are analyzed for impairment and written off when amounts are deemed uncollectible. The remaining portion of this adjustment reflects the effects of these write-offs.

          5a. Under U.S. GAAP, effects of changes in foreign exchange rates of foreign currency denominated available-for-sale securities are reflected as a component of other comprehensive income. Under Korean GAAP, effects of such changes in foreign exchange rates are reflected in earnings. This item reflects the adjustment of such effects from other comprehensive income to earnings. Under U.S. GAAP, certain securities classified as held-to-maturity securities under Korean GAAP were reclassified as available-for-sale securities.

          5b. Under U.S. GAAP, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are recorded in earnings. Various quantitative and qualitative factors are assessed to determine whether impairment is other-than-temporary such as the duration and extent of the decline, the current operating and future expected performance, market values of comparable companies, changes in industry and market prospects, and the intent and ability of the holder to hold the security for a sufficient period of time for subsequent expected recovery in market value. Under Korean GAAP, declines in the fair value that are deemed to be permanent are recorded in earnings. The determination of whether a decline in the fair value of a security is permanent is generally based on whether the issuer is in bankruptcy or liquidation. This item reflects the recognition of additional losses for the available-for-sale securities, adjustment of fair value basis and reclassification of securities into proper categories under U.S. GAAP.

          5c. Under U.S. GAAP, for a derivative to qualify for hedge accounting, it must be highly effective at reducing the risk associated with the exposure being hedged. The hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item and the risk exposure being hedged, and the method of assessing hedge effectiveness. As the criteria for documenting the designation of hedging relationships and hedge effectiveness are more rigorous under U.S. GAAP, the derivatives accounted for as hedges under Korean GAAP might not qualify for hedge accounting under U.S. GAAP Chohung Bank has decided not to apply hedge accounting under U.S. GAAP. This item reflects the reversal of the hedge accounting treatment applied under Korean GAAP.

          6. As lessors, Chohung Bank recorded certain equipment financing as operating leases under Korean GAAP. Under U.S. GAAP, such leases are classified as capital leases. As such, the equipment subject to U.S. GAAP capital lease requirements are removed from the balance sheet and replaced with the net investment in the respective leases. The difference between U.S. and Korean GAAP relates to the difference between the depreciation expense and rental income that is recorded under Korean GAAP versus the amortization of the unearned income related to the lease receivable that is recorded under U.S. GAAP.

          Under U.S. GAAP, on the date the financing lease is cancelled, the net investment in the lease is terminated and the leased assets are reinstated on the financial statements as fixed assets and depreciated. In practice, under Korean GAAP, subsequent to the cancellation of the lease, the principal amount is reclassified from lease receivable to other receivable.

          Under Korean GAAP, foreign exchange gains and losses from translating from foreign debts incurred for acquisition of operating lease assets are deferred and amortized over the related lease assets. Under U.S. GAAP, such foreign exchange gains and losses are recorded as a period income or expense in the income statement.

          7. Under U.S. GAAP and Korean GAAP, assets and liabilities of foreign branches and subsidiaries are translated at current exchange rates established at balance sheet date from the respective functional currency to the reporting currency, the Korean Won. Under U.S. GAAP, income and expenses for those foreign entities are translated at the average exchange rate for the period. Under Korean GAAP, income and expenses for those foreign entities are translated at the current exchange rate at the balance sheet date. Under U.S. GAAP and Korean GAAP, the resulting unrealized gains and losses arising from the translation of foreign entities are recorded as a separate component of stockholders' equity. This reconciliation adjusts the different rates used in foreign currency translation of income statement items for foreign entities under U.S. GAAP to Korean GAAP.

          8. In accordance with Korean GAAP, the value of consideration in the form of common stock given in a business combination consummated prior to January 1, 2000 is based on par value of the common stock. In addition, the assets and liabilities acquired are recorded at their carrying values. The application of U.S. GAAP to prior business combinations resulted in additional goodwill compared to Korean GAAP due to a difference in measurement date of the purchase price and recording the assets and liabilities acquired at fair value.

          Under U.S. GAAP, prior to the adoption of SFAS No. 142 in 2002, goodwill is tested for impairment whenever changes in events or circumstances indicate that the carrying value of the goodwill may not be recoverable. If an impairment indicator exists, then an impairment analysis is performed using a market value approach, if available, or a discounted cash flows approach. This requirement under U.S. GAAP for evaluating goodwill for impairment is more rigorous than under Korean GAAP.

          As a result, the stockholders' equity adjustment reflects the difference between goodwill impaired and written off under U.S. GAAP and the net unamortized goodwill maintained under Korean GAAP. The income statement adjustment reflects the amortization of goodwill under Korean GAAP.

          9. Under Korean GAAP, minority interest is treated as a component of stockholders' equity. Under U.S. GAAP, minority interest is not considered part of stockholders' equity and is disclosed in the consolidated balance sheet between the liability section and the stockholders' equity section.

          10. Under Korean GAAP, certain fixed assets were revalued in 1998. As a result, the revaluation surplus reflected in equity and depreciation expense for those revalued assets is based on the new cost basis. Under U.S. GAAP, upward revaluation for fixed assets is not permitted and depreciation expense is based on the historical cost basis adjusted for any impairment loss. This adjustment is to reverse the revaluation effects on the fixed assets under Korean GAAP and to adjust the gain or loss relating to subsequent disposals of those fixed assets under the different cost basis.

          11. Under Korean GAAP, contingent losses are not recognized until the final outcome has been determined. Under U.S. GAAP, such contingencies are accounted for in accordance with SFAS No. 5, whereby a contingent loss is recognized when it is probable and the amount of the loss can be reasonably estimated. This adjustment reflects the reversal of such contingent losses under U.S. GAAP.

          12. Under Korean GAAP, the transfers of certain loans to SPEs are accounted for as sales in accordance with the Korea Asset Backed Securities Law. Under U.S. GAAP, transfers of loans are accounted for in accordance with SFAS No. 140 and its related guidance, whereby a transfer is accounted for as a sale only if the criteria relating to the surrender of control over the transferred loans are met, otherwise the transfers are accounted for as secured borrowings.

          Under Korean GAAP, we have not consolidated any SPEs since certain criteria relating to control were not met. Under U.S. GAAP, we consolidate certain SPEs meeting the criteria for consolidation under EITF Topic D-14 and Issue 90-15 as we are the sponsor of these SPEs and retain substantial risks and rewards related to the transferred loans.

          This adjustment reflects the reversal of gains and losses on the transfer of such loans accounted for as sales under Korean GAAP, as well as the deconsolidation of certain SPEs that are not consolidated under Korean GAAP.

          13. Under Korean GAAP, certain trust accounts are consolidated in accordance with the Korea Trust Law and Korea Trust Business Act. Under U.S. GAAP these trust accounts are not consolidated due to the fact these are not Chohung Bank's assets but customer assets. This adjustment reflects the consolidation of such trust accounts under Korean GAAP.

          14. This adjustment reflects the effect of miscellaneous items that are individually immaterial.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                        DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

     Our executive directors are as follows.

NAME                      AGE               POSITION                DIRECTOR SINCE    DATE TERM ENDS
----                      ---               --------                --------------    --------------
Eung Chan Ra............  64    Chairman of the Board of           September 1, 2001  August 31, 2004
                                Directors
Young Hwi Choi..........  57    President & Chief Executive        September 1, 2001  August 31, 2004
                                Officer

     Eung Chan Ra is the Chairman of our board of directors. Prior to being elected to his current position in 2001, he was the Vice-Chairman of Shinhan Bank and also served as President and Chief Executive Officer of Shinhan Bank. Mr. Ra also currently serves as a non-standing director of Good Morning Shinhan Securities, Vice-Chairman of Korea-Japan Economy Association and the chief of committee in the Economy and Science Division of the Advisory Council on Democratic and Peaceful Unification. Mr. Ra was a director of Cheil Investment Finance from 1977 until 1982, when he first jointed us as an executive vice president of Shinhan Bank. Mr. Ra graduated from Seonrin Commercial High School.

     Young Hwi Choi is our President and Chief Executive Officer. Prior to being elected to his current position in 2003, he served as Director and Deputy President of Shinhan Financial Group and Deputy President of Shinhan Bank. Mr. Choi also currently serves an outside director of Shinhan Bank. Mr. Choi began his banking career by joining the Bank of Korea in 1969. He served as a deputy director of the Ministry of Finance and Economy from 1978 until 1982, when he first joined us as one of the incorporators of Shinhan Bank. Mr. Choi received a B.A. in economics from Sungkyunkwan University.

NON-EXECUTIVE DIRECTORS

     Our non-executive directors are selected based on the candidates' talents and skills in diverse areas, such as law, finance, economy, management and accounting. Currently, 13 non-executive directors are in office, all of whom were nominated by our board of directors.

     Our non-executive directors are as follows.

NAME                             AGE   POSITION                     DIRECTOR SINCE     DATE TERM ENDS(1)
----                             ---   --------                     --------------     -----------------
In Ho Lee......................  59    Non-Executive Director      September 1, 2001   August 31, 2004
Young Seok Choi................  74    Non-Executive Director      March 31, 2003      March 30, 2004
Jae Kun Yoo....................  62    Non-Executive Director      March 31, 2003      March 30, 2004
Young Soo Lee..................  69    Non-Executive Director      March 31, 2003      March 30, 2004
Myung Ho Kim...................  68    Outside Director            September 1, 2001   March 30, 2004
Pyung Joo Kim..................  64    Outside Director            September 1, 2001   March 30, 2004
Il Sup Kim.....................  57    Outside Director            March 31, 2003      March 30, 2004
Byung Hun Park.................  75    Outside Director            September 1, 2001   March 30, 2004
Moon Pil Oh....................  72    Outside Director            September 1, 2001   March 30, 2004
Kun Chi Kim....................  58    Outside Director            March 31, 2003      March 30, 2004
Pyung Jo Park..................  60    Outside Director            March 31, 2003      March 30, 2004
Young Chul Kwon................  57    Outside Director            March 31, 2003      March 30, 2004
Alain Penicaut.................  61    Outside Director            March 20, 2002      March 20, 2004

---------------

Note:

(1) The date on which each term will end will be the date of the general stockholders' meeting in the relevant year.

     In Ho Lee has been a non-executive director since the date of our inception. Mr. Lee is currently the Vice Chairman of Shinhan Bank. Mr. Lee previously served as President and Chief Executive Officer of Shinhan Bank. Mr. Lee first joined us as one of Shinhan Bank's incorporators in 1982. Mr. Lee received a B.A. in economics from Yonsei University.

     Young Seok Choi has been a non-executive director since March 31, 2003. Mr. Choi is the founding member and current Chief Executive Officer of AERTH 21. Mr. Choi received a B.A. in business from Meiji University of Japan. Mr. Choi previously served as a non-executive director of Shinhan Bank.

     Jae Kun Yoo has been a non-executive director since March 31, 2003. Mr. Yoo is currently the Chairman of Sam-Gyung Corporation. Mr. Yoo is currently the Chairman of Korean-Japanese Chamber of Commerce in Tokyo. Mr. Yoo previously served as a non-executive director of Shinhan Bank.

     Young Soo Lee has been a non-executive director since March 31, 2003. Mr. Lee is the founding member and the current President and Chief Executive Officer of Teni Corporation. Mr. Lee is the founding member and current Chief Director of Baekdoo Academy.

     Myung Ho Kim has been an outside director since the date of our inception. Mr. Kim previously served as Governor of Office of Bank Supervision and Governor of the Bank of Korea. Mr. Kim began his banking career in 1957 when he joined the Bank of Korea. Mr. Kim received a B.A. in economics from Seoul National University.

     Pyung Joo Kim has been an outside director since the date of our inception. Mr. Kim currently serves as Dean of the Graduate School of International Studies at Sogang University and as President of Korean Economic Association. Mr. Kim previously served as an outside director of Shinhan Bank and chairman of the Merger Committee for the merger of Kookmin Bank and H&CB. Mr. Kim received a B.A. in economics from Seoul National University, an MBA from Seoul National University and a Ph.D in economics from Princeton University in the United States.

     Il Sup Kim has been an outside director since March 31, 2003. Mr. Kim currently serves as a committee chairman of Korea Venture Business Association. Mr. Kim is a professor of Business Administration and currently serves as Vice-President for Planning & Finance at Ewha Womans University. Mr. Kim previously served as Vice Chairman of Samil Accounting Corporation and as chairman of Korea Accounting Institute and Korea Accounting Standard Board. Mr. Kim received a B.A., MBA and Ph.D in business administration from Seoul National University.

     Byung Hun Park has been an outside director since the date of our inception. Mr. Park currently serves as a member of the Advisory Council on Democratic and Peaceful Unification Advisory Committee and the chairman of Daesung Electric Industries Co., Ltd. Mr. Park received a B.A. in economics and an LL.B. from Meiji University. Mr. Park also received an honorary Ph.D. in political science from Chung Ang University.

     Moon Pil Oh has been an outside director since the date of our inception. Mr. Oh is currently President of Hwanhwa Corporation. Mr. Oh previously served as a non-executive director of Shinhan Bank. Mr. Oh received an LL.B. from Osaka University of Japan.

     Kun Chi Kim has been an outside director since March 31, 2003. Mr. Kim is currently the Chairman of Japanese-Korean Chamber of Commerce and President of Columbia Corporation.

     Pyung Jo Park has been an outside director since March 31, 2003. Mr. Park is the President and Chief Executive Officer of Misong Corporation. Mr. Park received a B.A. in architecture from Waseda University in Japan.

     Young Chul Kwon has been an outside director since March 31, 2003. Mr. Kwon previously served as President of Fukuyama Terminal Hotel Corporation. Mr. Kwon received a B.A. in economics from Momoyama Gakuin University in Japan.

     Alain Penicaut has been an outside director since March 20, 2002. Mr. Penicaut was nominated by BNP Paribas and elected to our board of directors pursuant to the alliance agreement, dated December 2001, which we entered into with BNP Paribas. See "Item 7. Major Shareholders and Related Party Transactions --

Related Party Transactions". Mr. Penicaut is also an outside director of Good Morning Shinhan Securities. Mr. Penicaut previously served as the general manager & CEO of BNP Paribas Seoul branch and as director of Dongwon BNP Asset Management. Mr. Penicaut received a B.A. in finance from Politechnic University in Paris and an LL.B from Paris University.

EXECUTIVE OFFICERS

     In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

NAME                             AGE                         POSITION
----                             ---                         --------
Bhang Gil Choi.................  51    Senior Executive Vice President of Management
                                       Support Team and Treasury & Risk Management Team
Min Ky Han.....................  51    Senior Executive Vice President of General Services
                                       Team, Investor Relations Team and Public Relations
                                       Team
Youn Soo Song..................  51    Senior Executive Vice President of Strategy &
                                       Planning Team, Information & Technology Planning
                                       Team and Audit & Compliance Team
Chil Sun Hong..................  57    Senior Executive Vice President
Byung Jae Cho..................  52    Senior Executive Vice President

     None of the executive officers have any significant activities outside Shinhan Financial Group.

     Bhang Gil Choi has been a Senior Executive Vice President since the date of our inception. Mr. Choi previously served in various positions with Shinhan Bank and was a non-executive director at Shinhan Securities. Mr. Choi currently serves as an outside director of Jeju Bank and Shinhan Bank and a non-executive director of Good Morning Shinhan Securities. Mr. Choi received a B.A. in law from Kyunghee University and an MBA from Yonsei University.

     Min Ky Han has been a Senior Executive Vice President since March 31, 2003. Mr. Han previously served as General Manager of Shinhan Bank's Osaka branch. Mr. Han is currently a non-executive director of Shinhan Card. Mr. Han received an LL.B from Konkuk University.

     Youn Soo Song has been a Senior Executive Vice President since March 31, 2003. Mr. Song also currently serves as a non-executive director of Shinhan Capital. Mr. Song previously served as General Manager of the Credit Policy & Risk Management Department of Shinhan Bank. Mr. Song received a B.A. in law from Seoul National University and an MBA from Hansung University.

     Chil Sun Hong has been a Senior Executive Vice President since September 5, 2003. Mr. Hong previously served as Deputy President of Chohung Bank. Mr. Hong received a B.A. in business administration from Sungkyunkwan University.

     Byung Jae Cho has been a Senior Executive Vice President since September 5, 2003. Mr. Cho previously served in various positions with Chohung Bank, including as a branch manager. Mr. Cho received a B.A. in business administration from Seoul National University.

     Any director wishing to enter into a transaction with Shinhan Financial Group including the subsidiaries in his or her personal capacity is required to obtain the prior approval of the Board of Directors. The director having an interest in the transaction may not vote at the meeting of the Board of Directors to approve the transaction.

                                  COMPENSATION

     The aggregate remuneration paid and benefits-in-kind paid by us to our president and chief executive officer, our other executive directors, our non-executive directors and our executive officers for the year ended December 31, 2002 was W2,380 million, consisting of W1,588 million in salaries and wages and W792 million in bonus payments.

     We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

     We have granted stock options to our chairman, our president and chief executive officer and other directors and executive officers as described below. For all of the options granted, we may elect either to issue common shares or pay in cash the difference between the exercise and the market price at the date of exercise. Restrictions on the grants, including continued employment for a specified period, lapse after two years of vesting. Upon vesting, options may be exercised between two to six years from the grant date.

     In 2002, we recognized W4,625 million as compensation expense for the stock options granted under our incentive stock option plan.

     Beginning on April 1, 1999, as a result of an amendment of the Korean National Pension Law, we contribute an amount equal to 4.5% of employee wages and contribute 4.5% of employees' wages which are deducted from such wages to the National Pension Management Corporation. In accordance with our policy and the Korean Labor Standard Law, employees with one year or more of service are entitled, upon termination of employment, to receive a lump sum severance payment based upon the length of their service and the average of the last three months' wages. We make provisions for accrued severance indemnities based upon the assumption that all employees terminate their employment with us at the same time. As of December 31, 2002 the provisions for accrued severance benefits were W225 billion (US$190 million), which represents 132.46% of the amount required under the Korean Labor Standard Law. By the end of 2002, we plan to deposit 64.65% of such provisions for accrued severance indemnities with insurance companies and other banks. Under Korean law, we may not terminate full time employees except under certain circumstances.

                                BOARD PRACTICES

BOARD OF DIRECTORS

     Our board of directors, which currently consists of two executive directors and 13 non-executive directors, has the ultimate responsibility for the management of our affairs.

     Our articles of incorporation provide for no less than three but no more than 15 directors and the number of executive directors must be less than 50% of the total number of directors. Each director has been elected for a three-year term of office, and each non-executive director appointed as a specialist has been elected for a one-year term. Terms are renewable and are subject to the Korean Commercial Code, the Financial Holding Company Act and related regulations.

     Our board of directors meets on a regular basis to discuss and resolve material corporate matters. Additional extraordinary meetings may also be convened at the request of the president and chief executive officer or a director designated by the board.

COMMITTEES OF THE BOARD OF DIRECTORS

     We currently have three management committees that serve under the board:

     - the Executive Committee;

     - the Risk Management Committee; and

     - the Audit Committee.

     Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of stockholders.

EXECUTIVE COMMITTEE

     The Executive Committee consists of seven directors, consisting of Young Seok Choi, Myung Ho Kim, Pyung Joo Kim, Byung Hun Park, Moon Pil Oh, together with the chairman and the president and chief executive officer. The committee is responsible for ensuring the efficient operations of the board and the facilitation of the board's functions. The committee is responsible for both recommending and reviewing candidates for director and recommending candidates for the committee. The committee also reviews and assesses the director compensation programs and retainer arrangements to attract qualified directors. The committee's responsibilities also include reviewing and assessing the board's structure and the effectiveness of that structure in fulfilling the board's fiduciary responsibilities. The committee holds regular meetings every quarter.

RISK MANAGEMENT COMMITTEE

     The Risk Management Committee consists of three outside directors, consisting of Pyung Joo Kim, Moon Pil Oh and Alain Penicaut. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

AUDIT COMMITTEE

     The Audit Committee consists of three non-executive directors, consisting of Il Sup Kim, Young Seok Choi and Pyung Jo Park. The committee oversees our financial reporting, approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of stockholders. The committee holds regular meetings every quarter.

                                   EMPLOYEES

     As of December 31, 2002, at the holding company level, we had approximately 58 regular employees employed, almost all of whom are employed within Korea. As of December 31, 2002, our subsidiaries had approximately 7,211 regular employees, almost all of whom are employed within Korea. In addition, as of December 31, 2002, we had one non-regular employee at the holding company level and approximately 2,190 non-regular employees at the subsidiary level. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, 38.5% were managerial or executive employees. Approximately 3,613 employees at Shinhan Bank and 210 employees at Jeju Bank were members of Korea Financial Industry Union and 1,444 employees at Good Morning Shinhan Securities were members of Korea Securities Trade Union as of December 31, 2002. We have not experienced any general employee work stoppages and consider our employee relations to be good.

                                SHARE OWNERSHIP

     As of May 20, 2003, the persons who are currently our directors or executive officers, as a group, held an aggregate of 4,345,329 shares of our common stock representing approximately 1.49% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

STOCK OPTIONS

     The following table is the breakdown of stock options with respect to our common stock that we have granted to our directors and officers, describing the grant dates, positions held by such directors and officers, exercise period, price and the number of options as of June 30, 2003.

                                                           EXERCISE PERIOD                 NUMBER OF    PERCENTAGE    NUMBER OF
                                                        ---------------------   EXERCISE    GRANTED     OF SHARES     EXERCISED
GRANT DATE                        POSITION                FROM         TO        PRICE      OPTIONS    OUTSTANDING     OPTIONS
----------                        --------              ---------   ---------   --------   ---------   ------------   ---------
                                                                                (IN WON)               (PERCENTAGE)
5/22/2002              Chairman of Board of Directors
                       (Eung Chan Ra)................   5/23/2004   5/22/2008    18,910     100,000        0.03            0
5/22/2002              President & CEO
                       (Young Hwi Choi)..............   5/23/2004   5/22/2008    18,910      50,000        0.02            0
5/22/2002              Non-Executive Director
                       (In Ho Lee)...................   5/23/2004   5/22/2008    18,910      80,000        0.03            0
5/22/2002              Senior Executive Vice
                       President
                       (Bhang Gil Choi)..............   5/23/2004   5/22/2008    18,910      20,000        0.01            0
5/22/2002              Senior Executive Vice
                       President
                       (Min Ky Han)..................   5/23/2004   5/22/2008    18,910       1,000        0.00            0
5/22/2002              Senior Executive Vice
                       President
                       (Youn Soo Song)...............   5/23/2004   5/22/2008    18,910       2,500        0.00            0
5/15/2003              Chairman of Board of Directors
                       (Eung Chan Ra)................   5/16/2005   5/15/2009    11,800     100,000        0.03            0
5/15/2003              President & CEO
                       (Young Hwi Choi)..............   5/16/2005   5/15/2009    11,800      90,000        0.03            0
5/15/2003              Senior Executive Vice
                       President
                       (Bhang Gil Choi)..............   5/16/2005   5/15/2009    11,800      20,000        0.01            0
5/15/2003              Senior Executive Vice
                       President
                       (Min Ky Han)..................   5/16/2005   5/15/2009    11,800      20,000        0.01            0
5/15/2003              Senior Executive Vice
                       President
                       (Youn Soo Song)...............   5/16/2005   5/15/2009    11,800      20,000        0.01            0
                                                                                            -------        ----          ---
                       Total.........................                                       503,500        0.18%           0
                                                                                            =======        ====          ===

     During 2000 and 2001, a number of our directors have received options to purchase common stock of Shinhan Bank. However, these options were not converted into options to purchase common stock of our holding company following our holding company restructuring in September 2001. The following table is the breakdown of these stock options, describing the grant dates, position held by such director, exercise period, price and the number of options as of June 30, 2003.

                                                           EXERCISE PERIOD                 NUMBER OF    PERCENTAGE    NUMBER OF
                                                        ---------------------   EXERCISE    GRANTED     OF SHARES     EXERCISED
GRANT DATE                        POSITION                FROM         TO        PRICE      OPTIONS    OUTSTANDING     OPTIONS
----------                        --------              ---------   ---------   --------   ---------   ------------   ---------
                                                                                (IN WON)               (PERCENTAGE)
3/27/2000(1)           Chairman of Board of Directors
                       (Eung Chan Ra)................   3/28/2003   3/27/2006   W11,700      50,000        0.02%           0
3/27/2000(1)           President & CEO
                       (Young Hwi Choi)..............   3/28/2003   3/27/2006    11,700      25,000        0.01            0
3/27/2000(1)           Non-Executive Director
                       (In Ho Lee)...................   3/28/2003   3/27/2006    11,700      50,000        0.02            0
3/5/2001(1)            President & CEO
                       (Young Hwi Choi)..............    3/6/2004    3/5/2007    13,900      25,000        0.01            0
3/5/2001(1)            Non-Executive Director
                       (In Ho Lee)...................    3/6/2004    3/5/2007    13,900      50,000        0.02            0
                                                                                            -------        ----          ---
                       Total.........................                                       200,000        0.08%           0
                                                                                            =======        ====          ===

---------------

Note:

(1) The option-granting entity was Shinhan Bank, prior to the formation of the holding company.

     Shinhan Bank was delisted from the Korea Stock Exchange and is currently not listed elsewhere. We have no plans to convert these stock options into options to purchase common stock of our holding company. We are currently contemplating a plan to settle these stock options for cash.

     In addition, members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Korea Securities and Exchange Act. However, as of the date hereof, our employee stock ownership association does not own any shares of our common stock.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

     The following table sets forth certain information relating to the ownership of our common shares of our shareholders as of December 31, 2002.

                                                     NUMBER OF COMMON   PERCENTAGE OF TOTAL
NAME OF SHAREHOLDER                                    SHARES HELD         COMMON SHARES
-------------------                                  ----------------   -------------------
Shinhan Bank.......................................     29,873,674              10.22%
BNP Paribas........................................     11,693,767               4.00
National Pension Fund..............................      7,302,985               2.50
Daekyo Co., Ltd....................................      4,594,549               1.57
Government of Singapore............................      3,572,244               1.22
Public.............................................    235,323,906              80.49
                                                       -----------            -------
Total..............................................    292,361,125             100.00%
                                                       ===========            =======

     Other than those listed above, no other shareholders owned more than 1% of our issued and outstanding shares. None of our shareholders have different voting rights.
     Currently, our total authorized share capital is 1,000,000,000 common stock, par value W5,000 per share. As of December 31, 2002, 292,361,125 common shares were issued.

     As of December 31, 2002, the latest date available on which we closed our shareholders' registry, 288 shareholders of record were in the United States, holding in the aggregate 19.61% of our then total outstanding shares (including Citibank, as the depositary for our global depositary shares, each representing two shares of our common stock).

     Pursuant to a resolution of our board of directors on September 5, 2003, we authorized the issuance of 1,864,064 shares of our common stock to BNP Paribas, which is scheduled to occur in late September 2003. See "-- Related Party Transactions" below. Following this new share issuance, BNP Paribas is expected to own 4.608% of our common shares.

                           RELATED PARTY TRANSACTIONS

     None of our directors or officers have or had any interest in any transactions effected by us that are or were unusual in their nature or conditions or significant to our business which were effected during the current or immediately preceding year or were effected during an earlier year and remain in any respect outstanding or unperformed.

     In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately W155 billion in cash pursuant to an alliance agreement. As of December 31, 2002, BNP Paribas owned 4.00% of our common stock. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. Although BNP Paribas still owns 4.00% of our common stock, the shareholding percentage (on a diluted basis taking into account the Redeemable Convertible Preferred Stock) of BNP Paribas fell to 3.469% following our acquisition of Chohung Bank and as a result of our issuance of Redeemable Convertible Preferred Stock to Korea Deposit Insurance Corporation as part of the purchase price. BNP Paribas exercised its right to subscribe for new issuances of our common shares under the alliance agreement. Pursuant to a resolution of our board of directors on September 5, 2003, we authorized the issuance of 1,864,064 shares of our common stock to BNP Paribas, which is scheduled to occur in late September 2003. The alliance agreement further sets forth the parties' intention to enter into a number joint ventures, in particular in the business areas relating to investment trust management and bancassurance, pursuant to which we have formed Shinhan BNP Paribas Investment Trust Management and SH&C Insurance.

     In 2002, Shinhan Bank transferred a portion of securities held in its investment portfolio to Shinhan BNP Paribas Investment Trust Management, an affiliate of ours not subject to consolidation, in return for beneficiary certificates which are reflected in our consolidated financial statements. As of December 31, 2002, the outstanding balance of such beneficiary certificates were W2,273 billion.

     As of April 30, 2003, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of W63 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

ITEM 8.  FINANCIAL INFORMATION

       CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our consolidated financial statements are set forth under "Item 18. Financial Statements".

DIVIDEND POLICY

     See "Item 10. Additional Information -- Articles of
Incorporation -- Dividends". For a description of tax consequences of dividends paid to our shareholders, see "Item 10. Additional Information -- Taxation -- Korean Taxation -- Dividends on Shares of Common Stock or American Depositary Shares" and "Item 10.

Additional Information -- Taxation -- United States Taxation -- Distributions on Shares or American depositary receipts".

LEGAL PROCEEDINGS

     As of May 27, 2003, Shinhan Bank, one of our subsidiaries, is a defendant in three different court proceedings. While we are unable to predict the ultimate disposition of these claims, the ultimate disposition of these claims will not, in the opinion of management, have a material adverse effect on us. Neither we nor any of our subsidiaries is involved in any material litigation, arbitration or administrative proceedings relating to claims which may have a significant effect on our financial condition or results of operations, including the financial condition or results of operations of Shinhan Bank or our other consolidated subsidiaries, and we are not aware of any such litigation, arbitration or administrative proceeding that is pending or threatened except as described below.

     On October 29, 2001, the trustees of the TRA Rights Trust (as sole successor in interest to Seagate) instituted litigation against several defendants, including Shinhan Bank. The plaintiff argued that Shinhan Bank is jointly and severally liable for damages as it had actively participated in certain financing activities that contributed to the fraudulent inflation of the revenues, income and assets as reflected in the financial statements of L&H Korea, a principal subsidiary of Lernout & Hauspie ("L&H"). The plaintiff seeks damages for the impact of the fraud on the price of L&H shares and, in particular, treble damages in the amount of approximately US$167 million under Racketeer Influenced and Corrupt Organizations, one of its alleged causes of claim. On April 16, 2002, the motions to dismiss plaintiff's complaint by the defendants (including Shinhan Bank) were granted by the court. The Order, however, allowed the plaintiff to file an amended complaint within 30 days and the plaintiffs filed an amended complaint on May 16, 2002. On June 12, 2002, the defendants filed motions to dismiss plaintiff's amended complaint, and the hearing was held on July 22, 2002. On February 26, 2003 the court held for the defendants and ordered to amend plaintiff's complaint by March 31, 2003. On May 19, 2003, the defendants filed the defense against the amended complaint. In April 2001, L&H also lodged a criminal complaint with the prosecutor's office in Korea against one of Shinhan Bank's branch managers, along with branch managers of other Korean banks, alleging aiding and abetting a criminal act of fraud in connection with this matter. The branch managers were subsequently found not guilty and the criminal complaint was dismissed on February 20, 2002. In addition, on November 13, 2001, Stonington Partners Inc., Stonington Capital Appreciation 1994 Fund L.P. and Stonington Holdings, L.L.C., the former shareholders of L&H, instituted litigation against several defendants, including Shinhan Bank, alleging the same causes of action against Shinhan Bank under the same operative facts as the above-described litigation. ("Stonington Case") These plaintiffs seek compensatory damages for the impact of the fraud on the price of L&H shares, and punitive damages to be determined at trial. Alleging the same cause of action, Janet Baker, James Baker, JKBaker LLC and JMBaker LLC also instituted litigation against several defendants, including Shinhan Bank, on March 4, 2002. ("Baker Case") However, the plaintiffs of the latter two cases withdrew their claims filed in the State of Massachusetts, and instead intend to bring the same claims in the State of New York due to jurisdiction issues. On October 16, 2002, the plaintiffs in the Stonington Case brought their complaints to the State of New York, and next day the plaintiffs in the Baker Case moved their claim to the State of New York. As of now, the court has not rendered any decisions. We believe that the transactions with L&H Korea were conducted in the ordinary course of its banking practices in compliance with Korean banking regulations and internal guidelines. The transaction involved a customary secured lending without any financing for receivables. We intend to vigorously defend against such claims but it is impossible to predict the outcome of this litigation at this time.

ITEM 9.  THE OFFER AND LISTING

                  MARKET PRICE INFORMATION AND TRADING MARKET

     Our shares of common stock were listed on the Korea Stock Exchange, Korea on September 10, 2001. The Korea Stock Exchange is the principal trading market for our shares of common stock. The table below shows the high and low closing prices and the average daily volume of trading activity on the Korea Stock Exchange for our shares of common stock since September 10, 2001.

                                                                        AVERAGE DAILY
                                                    HIGH        LOW     TRADING VOLUME
                                                   -------    -------   --------------
                                                                           (SHARES)
2001 (from September 10).........................  W17,550    W 9,400     1,654,506
  Third Quarter (from September 10)..............   11,650      9,400     1,180,076
  Fourth Quarter.................................   17,550     10,100     1,771,170
2002.............................................   20,600     11,450     1,639,306
  First Quarter..................................   20,450     16,300     2,050,143
  Second Quarter.................................   20,600     16,150     1,745,556
  Third Quarter..................................   18,150     13,850     1,152,088
  Fourth Quarter.................................   14,650     11,450     1,631,030
2003 (through September 9).......................   17,700      9,500     1,495,978
  First Quarter..................................   13,650      9,500     1,504,051
     January.....................................   13,650     12,300     1,226,649
     February....................................   13,450     12,550       916,267
     March.......................................   12,750      9,500     2,341,248
  Second Quarter.................................   13,900     10,100     1,592,993
     April.......................................   12,400     10,100     1,457,376
     May.........................................   12,550     10,750     1,463,743
     June........................................   13,900     12,150     1,864,958
  Third Quarter (through September 9)............   17,700     12,500     1,363,476
     July........................................   16,000     12,500     1,364,990
     August......................................   16,000     14,350     1,076,775
     September (through September 9).............   17,700     16,500     1,577,709

                                    MARKETS

THE KOREAN SECURITIES MARKET

  THE KOREA STOCK EXCHANGE

     The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of mostly Korean securities companies and some Korean branches of foreign securities companies.

     As of June 2, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately W268 trillion. The average daily trading volume of equity securities for 2002 was approximately 1,923 million shares with an average transaction value of W1,608 billion.

     The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semiannually and quarterly and to release immediately all information that may affect trading in a security.

     The Government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community which can have the intention or effect of depressing or boosting the market. In the past, the Government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

     The Korea Stock Exchange publishes the Korea Composite Stock Price Index ("KOSPI") every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 4, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

     Historical movements in KOSPI are set out in the following.

                                               OPENING      HIGH       LOW      CLOSING
                                               --------   --------   --------   --------
1980.........................................    100.00     119.36     100.00     106.87
1981.........................................     97.95     165.95      93.14     131.37
1982.........................................    123.60     134.49     106.00     127.31
1983.........................................    122.52     134.46     115.59     121.21
1984.........................................    116.73     142.46     114.37     142.46
1985.........................................    139.53     163.37     131.40     163.37
1986.........................................    161.40     279.67     153.85     272.61
1987.........................................    264.82     525.11     264.82     525.11
1988.........................................    532.04     922.56     527.89     907.20
1989.........................................    919.61   1,007.77     844.75     909.72
1990.........................................    908.59     928.82     566.27     696.11
1991.........................................    679.75     763.10     586.51     610.92
1992.........................................    624.23     691.48     459.07     678.44
1993.........................................    697.41     874.10     605.93     866.18
1994.........................................    879.32   1,138.75     855.37   1,027.37
1995.........................................  1,013.57   1,016.77     847.09     882.94
1996.........................................    888.85     986.84     651.22     651.22
1997.........................................    653.79     792.29     350.68     376.31
1998.........................................    385.49     579.86     280.00     562.46
1999.........................................    587.57   1,028.07     498.42   1,028.07
2000.........................................  1,059.04   1,059.04     500.60     504.62
2001.........................................    520.95     704.50     468.76     693.70
2002.........................................    724.95     937.61     584.04     627.55
2003 (through August 31).....................    635.17     759.47     515.24     759.47

---------------

Source: The Korea Stock Exchange

     Shares are quoted "ex-dividend" on the first trading day of the relevant company's accounting period. "Ex-dividend" refers to a share no longer carrying the right to receive the following dividend payment because the settlement date occurs after the record date for determining which shareholders are entitled to receive dividends. "Ex-rights" refers to shares no longer carrying the right to participate in the following rights offering or bonus issuance because the settlement date occurs after the record date for determining which shareholders are entitled to new shares. The calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

     With certain exceptions, principally to take account of a share being quoted "ex-dividend" and "ex-rights", permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day's closing price of the shares, rounded down as set out below:

PREVIOUS DAY'S CLOSING PRICE                                   ROUNDED DOWN TO WON
----------------------------                                   -------------------
Less than 5,000.............................................              5
5,000 to less than 10,000...................................             10
10,000 to less than 50,000..................................             50
50,000 to less than 100,000.................................            100
100,000 to less than 500,000................................            500
500,000 or more.............................................          1,000

     As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

     Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See "Item 10. Additional Information -- Taxation -- Korean Taxation".

     The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

                                     TOTAL MARKET CAPITALIZATION      AVERAGE DAILY TRADING VOLUME, VALUE
                         NUMBER OF   ----------------------------   ----------------------------------------
                          LISTED     (MILLIONS OF   (THOUSANDS OF   THOUSANDS   (MILLIONS OF   (THOUSANDS OF
YEAR                     COMPANIES       WON)        DOLLARS)(1)    OF SHARES       WON)        DOLLARS)(1)
----                     ---------   ------------   -------------   ---------   ------------   -------------
1979...................     355        2,609,414       5,391,351       5,382         4,579           4,641
1980...................     352        2,526,553       3,828,691       5,654         3,897           5,905
1981...................     343        2,959,057       4,224,207      10,565         8,708          12,433
1982...................     334        3,000,494       4,407,711       9,704         6,667           8,904
1983...................     328        3,489,654       4,386,743       9,325         5,941           7,468
1984...................     336        5,148,460       6,222,456      14,847        10,642          12,862
1985...................     342        6,570,404       7,380,818      18,925        12,315          13,834
1986...................     355       11,994,233      13,924,115      31,755        32,870          38,159
1987...................     389       26,172,174      33,033,162      20,353        70,185          88,584
1988...................     502       64,543,685      94,348,318      10,367       198,364         289,963
1989...................     626       95,476,774     140,489,660      11,757       280,967         414,431
1990...................     669       79,019,676     110,301,055      10,866       183,692         256,500
1991...................     686       73,117,833      96,182,364      14,022       214,263         281,850
1992...................     688       84,711,982     107,502,515      24,028       308,246         391,175
1993...................     693      112,665,260     139,419,948      35,130       574,048         676,954
1994...................     699      151,217,231     191,729,721      36,862       776,257         984,223
1995...................     721      141,151,399     182,201,367      26,130       487,762         629,614
1996...................     760      117,369,988     139,031,021      26,571       486,834         575,733
1997...................     776       70,988,897      50,161,742      41,525       555,759         392,707
1998...................     748      137,798,451     114,090,455      97,716       660,429         471,432
1999...................     725      349,503,966     305,137,040     278,551     3,481,620       3,039,654
2000...................     704      188,041,490     148,393,204     306,154     2,602,159       2,053,796
2001...................     589      255,850,070     192,934,221     473,241     1,947,420       1,506,236
2002...................     683      258,680,756     215,445,465     857,245     3,041,598       2,533,820
2003 (through August
  31)..................     686      316,394,185     268,153,390     574,821     2,096,709       1,777,022

---------------

Source: The Korea Stock Exchange

Note:

(1) Converted at the Market Average Exchange Rate at the end of the periods indicated.

     The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Securities and Exchange Act. The Securities and Exchange Act was amended fundamentally numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

 FURTHER OPENING OF THE KOREAN SECURITIES MARKET

     A stock index futures market was opened on May 3, 1996, and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign portfolio investment in Korean stocks.

     In addition, the Korea Stock Exchange opened new option markets for seven individual stocks (Samsung Electronics, SK Telecom, KT, KEPCO, POSCO, Kookmin Bank and Hyundai Motor Company) in January 2002. Non-Koreans are permitted to invest in such options for individual stocks subject to certain procedural requirements.

     Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the Korea Securities Dealers' Automated Quotation, or KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

     As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998, its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998, with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

     Currently, foreigners are permitted to invest in securities including shares of all Korean companies which are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds which are not listed.

 PROTECTION OF CUSTOMER'S INTEREST IN CASE OF INSOLVENCY OF SECURITIES COMPANIES

     Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent's creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company. In addition, the Securities and Exchange Act recognizes the ownership of a customer in securities held by a securities company in such customer's account.

     When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

     Likewise, when a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company's creditors are concerned.

     In addition, under the Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

     As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that KDIC will, upon the request of the investors, pay investors up to W50 million per depositor per financial institution in case of the securities company's bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by securities companies. Pursuant to the Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the securities company, the cash so deposited shall be withdrawn and paid to the customer senior to other creditors of the securities company.

ITEM 10.  ADDITIONAL INFORMATION

                           ARTICLES OF INCORPORATION

DESCRIPTION OF CAPITAL STOCK

     This section provides information relating to our capital stock, including brief summaries of material provisions of our articles of incorporation, the Korean Commercial Code of 1962, as amended (the "Commercial Code"), the Securities and Exchange Act of 1976, as amended (the "Securities and Exchange Act"), the Financial Holding Company Act and certain related laws of Korea, all as currently in effect. The following summaries are subject to the articles of incorporation and the applicable provisions of the Securities and Exchange Act, the Commercial Code, and certain other related laws of Korea.

 GENERAL

     As of December 31, 2002, our authorized share capital is 1,000,000,000 shares. Our articles of incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares of common stock. Furthermore, through an amendment of the articles of incorporation, we have created new classes of shares, in addition to the common shares and the preferred shares. See "-- Description of Redeemable Preferred Stock". As of December 31, 2001 and 2002, 292,344,192 shares and 292,361,125 shares, respectively, of common stock were issued. Of these amounts, as of December 31, 2001 and 2002, we held 29,873,683 shares and 29,874,062 shares, respectively, of common stock as treasury shares. No shares of preferred stock were issued and outstanding as of December 31, 2002. All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. Our authorized but unissued share capital consists of 707,638,875 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the articles of incorporation. See "-- Preemptive Rights and Issuance of Additional Shares" and "-- Distribution of Free Shares". Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares.

 DIVIDENDS

     Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the shares representing the American depositary shares) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend must be paid to the shareholders of record as of the end of the preceding fiscal year within one month after the annual general meeting. Annual dividends may be distributed either in cash or in shares provided that shares must be distributed at par value and, if the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. Under the Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

     In addition, the Commercial Code of Korea and our Articles of Incorporation provide that we may pay interim dividends once during each fiscal year (in addition to the annual dividends). Unlike annual dividends, interim dividends may be paid upon the resolution of the board of directors and are not subject to shareholder approval. The interim dividends, if any, will be paid to the shareholders of record at 12:00 a.m. midnight, July 1 of the relevant fiscal year in cash.

     Under the Commercial Code of Korea, an interim dividend shall not be more than the net assets on the balance sheet of the immediately preceding fiscal period, after deducting (i) the capital of the immediately preceding fiscal period, (ii) the sum of the capital reserve and legal reserve accumulated up to the immediately preceding fiscal period, (iii) the amount of earnings for dividend payment confirmed at the general shareholders' meeting of the immediately preceding fiscal period, (iv) other special reserves accumulated up to the immediately preceding fiscal period, either pursuant to the provisions of the Articles of

Incorporation or to the decision of the general meeting of shareholders, and (v) amount of legal reserve that should be set aside for the current fiscal period following the interim dividend payment.

     The Financial Holding Company Act and the regulations thereunder provide that a financial holding company shall not pay an annual dividend unless it has set aside in its legal reserve an amount equal to at least one-tenth of its net income after tax and shall set aside such amount in its legal reserve until its legal reserve reaches at least the aggregate amount of its stated capital. Under the Bank Act and the regulations thereunder, we shall set aside allowances for loan losses and reserves for retirement allowances in addition to the above legal reserve.

     For information regarding Korean taxes on dividends, see "Item 10. Additional Information -- Taxation -- Korean Taxation".

 DISTRIBUTION OF FREE SHARES

     In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. These free shares must be distributed to all of the shareholders pro rata. Our articles of incorporation provide that the same types of preferred shares to be distributed to the holders of preferred shares in case of distribution of free shares. For information regarding the treatment under Korean tax laws of free share distributions, see "Item 10. Additional Information -- Taxation -- Korean Taxation -- Dividends on Shares of Common Stock or American Depositary Shares". Holders of American depositary receipts will be able to participate in distributions of free shares to the extent described in "Item 12. Description of Securities other than Equity Securities -- Description of the American Depositary Receipts -- American Depositary Shares -- Dividends and Distributions".

 PREEMPTIVE RIGHTS AND ISSUANCE OF ADDITIONAL SHARES

     Unless otherwise provided in the Commercial Code of Korea, a company may issue authorized but unissued shares at such times and upon such terms as the board of directors of the company may determine. The company must offer the new shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders' register as of the record date. Our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. However, as provided in the articles of incorporation, we may issue new shares by resolution of board of directors to persons other than existing shareholders if those shares are (1) publicly offered pursuant to relevant provisions of the Korean Securities and Exchange Act (where the number of such shares so offered may not exceed 50% of our total number of issued shares); (2) preferentially allocated to the members of our employee stock ownership association pursuant to relevant provisions of the Korean Securities and Exchange Act; (3) issued for the purpose of issuing depositary receipts pursuant to relevant provisions of the Korean Securities and Exchange Act (where the number of such shares so issued may not exceed 50% of our total number of issued shares); (4) issued to directors or employees as a result of exercise of stock options we granted to them pursuant to the Korean Securities and Exchange Act; (5) issued to a securities investment company authorized to exclusively engage in the financial business pursuant to the Financial Holding Company Act; or (6) issued to any specified foreign investors, foreign or domestic financial institutions or alliance companies for managerial needs such as introduction of advanced financial technology, improvement of its or subsidiaries' financial structure and funding or strategic alliance (where such number of shares so issued may not exceed 50% of our total number of issued shares). Under the Commercial Code, a company may vary, without stockholders' approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and the transferability thereof must be given not less than two weeks (excluding the period during which the shareholders' register is closed) prior to the record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the deadline for subscription at least two weeks prior to the deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder's preemptive rights will lapse. Our board of directors may determine how to distribute shares in respect of which preemptive rights have not been exercised or where fractions of shares occur.

     Under the Securities and Exchange Act, members of a company's employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Securities and Exchange Act. Furthermore, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares then outstanding. As of the date hereof, our employee stock ownership association does not own any shares of our common stock.

 GENERAL MEETING OF SHAREHOLDERS

     There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a board resolution or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of the holders of an aggregate of 3% or more of our outstanding common shares or at the request of our audit committee. In addition, under the Securities and Exchange Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 3% (1.5% in case of a listed company whose capital at the end of the latest business year is KRW 100 billion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Furthermore, under the Financial Holding Company Act of Korea, an extraordinary general meeting of shareholders may be held at the request of the shareholders holding shares for at least 6 months of an aggregate of 1.5% (0.75% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company, subject to a board resolution or court approval. Holders of non-voting shares may be entitled to request a general meeting of shareholders only to the extent the non-voting shares have become enfranchised as described under "-- Voting Rights" below (hereinafter referred to as "enfranchised non-voting shares"). Meeting agendas are determined by the board of directors or proposed by holders of an aggregate of 3% or more of the outstanding shares with voting rights by way of a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Securities and Exchange Act of Korea, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 1% (0.5% in the case of a listed company whose capital at the end of the latest business year is W100 billion or more) or more of the outstanding shares of the company. Furthermore, under the Financial Holding Company Act of Korea, the meeting agenda may be proposed by the shareholders holding shares for at least 6 months of an aggregate of 0.5% (0.25% in the case of a financial holding company (i) whose total assets at the end of the latest financial year is W5 trillion or more and (ii) who is in control of two or more subsidiaries, each with total assets of W2 trillion or more) or more of the outstanding shares of the company. Written notices stating the date, place and agenda of the meeting must be given to the shareholders at least two weeks prior to the date of the general meeting of shareholders; provided, that, notice may be given to holders of one per cent or less of the total number of issued and outstanding shares which are entitled to vote, by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers. Currently, we use The Korea Economic Daily and Maeil Business Newspaper for the publication of such notices. Shareholders who are not on the shareholders' register as of the record date are not entitled to receive notice of the general meeting of shareholders, and they are not entitled to attend or vote at such meeting. Holders of enfranchised non-voting shares who are on the shareholders' register as of the record date are entitled to receive notice of the general meeting of shareholders and they are entitled to attend and vote at such meeting. Otherwise, holders of non-voting shares are not entitled to receive notice of or vote at general meetings of shareholders.

     The general meeting of shareholders is held at our head office (which is our registered head office) or, if necessary, may be held anywhere in the vicinity of our head office.

 VOTING RIGHTS

     Holders of common shares are entitled to one vote for each share. However, voting rights with respect to common shares that we hold and common shares that are held by a corporate shareholder, where more than one-tenth of the outstanding capital stock is directly or indirectly owned by us, may not be exercised. Unless stated otherwise in a company's articles of incorporation, the Commercial Code permits holders of an aggregate of 3% (under the Securities and Exchange Act, 1% in case of a company which total capital as at the end of the latest fiscal year is W2 trillion or more) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our articles of incorporation currently do not prohibit cumulative voting. The Commercial Code and the articles of incorporation provide that an ordinary resolution may be adopted if approval is obtained from the holders of at least a majority of those common shares present or represented at such meeting and such majority also represents at least one-fourth of the total of our issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If our general shareholders' meeting resolves not to pay to holders of preferred shares the annual dividend as determined by the board of directors at the time of issuance of such shares, the holders of preferred shares will be entitled to exercise voting rights from the general shareholders' meeting following the meeting adopting such resolution to the end of a meeting to declare to pay such dividend with respect to the preferred shares. Holders of enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

     The Commercial Code provides that to amend the articles of incorporation (which is also required for any change to the authorized share capital of the company) and in certain other instances, including removal of a director of a company, dissolution, merger or consolidation of a company, transfer of the whole or a significant part of the business of a company, acquisition of all of the business of any other company or issuance of new shares at a price lower than their par value, a special resolution must be adopted by the approval of the holders of at least two-thirds of those shares present or represented at such meeting and such special majority also represents at least one-third of the total issued and outstanding shares with voting rights of the company.

     In addition, in the case of amendments to the articles of incorporation or any merger or consolidation of a company or in certain other cases which affect the rights or interest of the shareholders of the preferred shares, a resolution must be adopted by a separate meeting of shareholders of the preferred shares. Such a resolution may be adopted if the approval is obtained from shareholders of at least two-thirds of the preferred shares present or represented at such meeting and such preferred shares also represent at least one-third of the total issued and outstanding preferred shares of the company.

     A shareholder may exercise his voting rights by proxy given to another shareholder. The proxy must present the power of attorney prior to the start of the general meeting of shareholders.

 RIGHTS OF DISSENTING SHAREHOLDERS

     Pursuant to the Securities and Exchange Act, in certain limited circumstances (including, without limitation, if we transfer all or any significant part of our business or if we merge or consolidate with another company), dissenting holders of shares have the right to require us to purchase their shares. Pursuant to the Financial Holding Company Act and the Commercial Code of Korea, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, the dissenting holders of such shares have the right to require us to purchase their shares. To exercise such a right, shareholders must submit to us a written notice of their intention to dissent prior to the general meeting of shareholders. Within 20 days (or 10 days under certain circumstances according to the Financial Holding Company Act) after the date on which the relevant resolution is passed at such meeting, such dissenting shareholders must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period at a price to be determined by negotiation between the shareholder and us. If we cannot agree on a price with the shareholder through such negotiations, the purchase price will be the arithmetic mean of (1) the weighted average of the daily share prices on the Korea Stock Exchange for the 60 day period prior to the date of the adoption of the relevant board of directors' resolution, (2) the weighted average of the daily share prices on the Korea Stock Exchange for one month prior to the date of the adoption of the relevant board of directors' resolution and (3) the weighted average of the daily share prices on the Korea Stock Exchange for one week prior to the date of the adoption of the relevant board of directors' resolution. However, the Financial Supervisory Commission may adjust such price if we or at least 30% of the dissenting shareholders do not accept such purchase price.

 REGISTER OF SHAREHOLDERS AND RECORD DATES

     We maintain the register of our shareholders at our transfer agent's in Seoul, Korea. Korea Securities Depository, as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of the share certificates.

     The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed for the period from January 1 of each year up to the date of the annual shareholders' meeting for the immediately preceding financial year. Further, the Commercial Code and the articles of incorporation permit us upon at least two weeks' public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

  DESCRIPTION OF REDEEMABLE PREFERRED STOCK

  Description of Series 1/2/3/4/5 Redeemable Preferred Shares

     On July 9, 2003, our board of directors authorized the issuance of 46,583,961 redeemable preferred shares of non-voting stock ("Redeemable Preferred Shares"). The Redeemable Preferred Shares consist of 9,316,792 shares of Series 1 Redeemable Preferred Shares, 9,316,792 shares of Series 2 Redeemable Preferred Shares, 9,316,792 shares of Series 3 Redeemable Preferred Shares, 9,316,792 shares of Series 4 Redeemable Preferred Shares and 9,316,793 shares of Series 5 Redeemable Preferred Shares. All of the Redeemable Preferred Shares are issued in registered form and subscribed for by KDIC.

     The dividends on each share of the Redeemable Preferred Shares are (i) for the fiscal year 2003, an amount equal to 4.04% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 4.04% of the subscription price per share. The dividends on such Redeemable Preferred Shares rank senior to the dividends on the Common Shares. If in any fiscal year we do not pay any dividend as provided above, the holders of the Redeemable Preferred Shares are entitled to receive such accumulated unpaid dividend in priority over the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Preferred Shares, the Redeemable Preferred Shares become enfranchised. See "-- Voting Rights".

     The Redeemable Preferred Shares are subject to redemption as set forth below. The redemption periods for each class of the Redeemable Preferred Shares are (i) for Series 1 Redeemable Preferred Shares, from the first year anniversary of the issuance date until the third year anniversary of the issuance date; (ii) for Series 2 Redeemable Preferred Shares, from the second year anniversary of the issuance date until the fourth year anniversary of the issuance date; (iii) for Series 3 Redeemable Preferred Shares, from the third year anniversary of the issuance date until the fifth year anniversary of the issuance date; (iv) for Series 4 Redeemable Preferred Shares, from the fourth year anniversary of the issuance date until the sixth year anniversary of the issuance date; and (v) for Series 5 Redeemable Preferred Shares, from the fifth year anniversary of the issuance date until the seventh year anniversary of the issuance date; provided that, if the Redeemable Preferred Shares are not redeemed in full within the redemption period or the dividends to the Redeemable Preferred Shares are not paid in full, the redemption period shall be extended until the Redeemable Preferred Shares are redeemed in full.

     We are obligated to redeem any outstanding Redeemable Preferred Shares at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Further, we may,

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at our option, elect to redeem all or part of any outstanding Redeemable
Preferred Shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

  Description of Redeemable Convertible Preferred Shares

     On July 9, 2003, our board of directors authorized the issuance of 44,720,603 redeemable convertible preferred shares of non-voting stock ("Redeemable Convertible Preferred Shares"). All of the Redeemable Convertible Preferred Shares are issued in registered form and subscribed for by KDIC.

     The dividends on each share of the Redeemable Convertible Preferred Shares are (i) for the fiscal year 2003, an amount equal to 2.02% of the subscription price per share multiplied by the number of days elapsed from the date of issuance to December 31, 2003 and divided by 365 and (ii) thereafter, an amount equal to 2.02% of the subscription price per share. The dividends on such Redeemable Convertible Preferred Shares rank senior to the dividends on the Common Shares. If in any fiscal year we do not pay any dividend as provided above, the holders of the Redeemable Convertible Preferred Shares are entitled to receive such accumulated unpaid dividend in priority over the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Redeemable Convertible Preferred Shares, the Redeemable Convertible Preferred Shares become enfranchised. See "-- Voting Rights".

     The Redeemable Convertible Preferred Shares are subject to redemption and conversion as set forth below. The redemption period for the Redeemable Convertible Preferred Shares is from the third year anniversary of the issuance date until the fifth year anniversary of the issuance date; provided that, if the Redeemable Preferred Shares are not redeemed in full within the redemption period or the dividends to the Redeemable Convertible Preferred Shares are not paid in full, the redemption period shall be extended until the Redeemable Convertible Preferred Shares are redeemed in full.

     We are obligated to redeem any outstanding Redeemable Convertible Preferred Shares at the end of the redemption period to the extent that distributable profits are available for such redemption. Further, we may, at our option, elect to redeem all or part of any outstanding Redeemable Convertible Preferred Shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

     The holders of the Redeemable Convertible Preferred Shares may, at their option, convert all of part of any outstanding Redeemable Convertible Preferred Shares into Common Shares at any time during the conversion period. The conversion period for the Redeemable Convertible Preferred Shares is from the first year anniversary of the issuance date until the fourth year anniversary of the issuance date. The number of Common Shares to be issued conversion shall be the same as the number of Redeemable Convertible Preferred Shares subject to conversion.

  Description of Series 6/7/8 Redeemable Preferred Shares

     On July 29, 2003, our board of directors authorized issuance of 6,000,000 redeemable preferred shares of non-voting stock ("Second Issue of Redeemable Preferred Shares"). The Second Issue of Redeemable Preferred Shares consist of 3,500,000 shares of Series 6 Redeemable Preferred Shares, 2,433,334 shares of Series 7 Redeemable Preferred Shares and 66,666 shares of Series 8 Redeemable Preferred Shares. All of the Second Issue of Redeemable Preferred Shares are issued through public offering.

     The dividends on each share of the Second Issue of Redeemable Preferred Shares are (i) for the Series 6 Redeemable Preferred Shares, an amount equal to 7.00% of the subscription price per share, (ii) for the Series 7 Redeemable Preferred Shares, an amount equal to 7.46% of the subscription price per share and (iii) for the Series 8 Redeemable Preferred Shares, an amount equal to 7.86% of the subscription price per share. The dividends on such Second Issue of Redeemable Preferred Shares rank senior to the dividends on the Common Shares. If we in any fiscal year do not pay any dividend as provided above, the holders of the Second Issue of Redeemable Preferred Shares are entitled to receive such accumulated unpaid dividend in priority to the holders of our Common Shares from the dividends payable in respect of the next fiscal year. If dividends are not paid to the holders of Second Issue of Redeemable Preferred Shares, the Second Issue of Redeemable Preferred Shares become enfranchised. See "-- Voting Rights".

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     The Second Issue of Redeemable Preferred Shares are subject to redemption as set forth below. The redemption periods for each class of the Second Issue of Redeemable Preferred Shares are (i) for Series 6 Redeemable Preferred Shares, from one (1) month immediately preceding the third anniversary date of the issuance date until the third anniversary date of the issuance date; (ii) for Series 7 Redeemable Preferred Shares, from one (1) month immediately preceding the fifth anniversary date of the issuance date until the fifth anniversary date of the issuance date; and (iii) for Series 8 Redeemable Preferred Shares, from one (1) month immediately preceding the seventh anniversary date of the issuance date until the seventh anniversary date of the issuance date; provided that, if the Second Issue of Redeemable Preferred Shares are not redeemed in full within the redemption period or the dividends to the Second Issue of Redeemable Preferred Shares are not paid in full, the redemption period shall be extended until the Second Issue of Redeemable Preferred Shares are redeemed in full.

     We are obligated to redeem any outstanding Second Issue of Redeemable Preferred Shares at the end of the relevant redemption period to the extent that distributable profits are available for such redemption. Further, we may, at our option, elect to redeem all or part of any outstanding Second Issue of Redeemable Preferred Shares at any time during the redemption period to the extent that distributable profits are available for such redemption.

 ANNUAL REPORT

     At least one week before the annual general meeting of shareholders, we must make our annual report written in the Korean language and audited nonconsolidated financial statements prepared under Korean GAAP available for inspection at our principal office and at all of our branch offices. Copies of annual reports, the audited nonconsolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

     Under the Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively. Copies of such reports are available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

 TRANSFER OF SHARES

     Under the Commercial Code, the transfer of shares is effected by the delivery of share certificates. In order to assert shareholders' rights against us, the transferee must have his name and address registered on the register of shareholders. For this purpose, shareholders are required to file with us their name, address and seal. Nonresident shareholders must notify us of the name of their proxy in Korea to which our notice can be sent. Under the Financial Supervisory Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Under current Korean regulations, certain qualified securities companies and banks in Korea (including licensed branches of non-Korean securities companies and banks) and the Korea Securities Depository are authorized to act as agents and provide related services. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See "Item 10. Additional
Information -- Exchange Controls". As to the ceiling on the aggregate shareholdings of a single shareholder and persons who stand in a special relationship with such shareholder, please see "Item 4. Information on the Company -- Supervision and Regulation -- Regulations applicable to Financial Holding Companies -- Restriction on Financial Holding Company Ownership".

 ACQUISITION OF OUR SHARES

     We generally may not acquire our own shares except in certain limited circumstances, including, without limitation, a reduction in capital.

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     Notwithstanding the foregoing restrictions, pursuant to the Securities and
Exchange Act and regulations under the Financial Holding Company Act, we may purchase our own shares on the Korea Stock Exchange or through a tender offer, subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, and (2) the purchase of such shares shall meet the requisite capital ratio under the Financial Holding Company Act and the guidelines issued by the Financial Supervisory Commission.

     In general, under the Financial Holding Company Act, subsidiaries of which we own 50% or more are not permitted to acquire our shares.

 LIQUIDATION RIGHTS

     In the event we are liquidated, the assets remaining after the payment of all debts, liquidation expenses and taxes will be distributed to shareholders in proportion to the number of shares held. Holders of preferred shares may have preferences in liquidation.

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                               EXCHANGE CONTROLS

GENERAL

     The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the "Foreign Exchange Transaction Laws" herein, regulate investment in Korean securities by nonresidents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

     Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safekeep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

REPORTING REQUIREMENTS FOR HOLDERS OF SUBSTANTIAL INTERESTS

     Any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or American depositary shares, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as "Equity Securities"), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (plus Equity Securities of us held by such persons) is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities of us is required to be reported to the Financial Supervisory Commission and the Korea Stock Exchange within five business days from the date of the change.

     Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of Equity Securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported Equity Securities.

     In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our stock accounts for 10% or more of the total issued and outstanding stock (which we refer to as a "major stockholder") must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he/she becomes a major stockholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment. Any single stockholder or persons who stand in a special relationship with such stockholder that acquire more than 10% (4% in case of non-financial business group

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companies) of the voting stock of a Korean bank pursuant to the Bank Act will be subject to reporting or approval requirements. See "Item 4. Information on the Company -- Supervision and Regulation -- Principal Regulations Applicable to Financial Holding Companies -- Restrictions on Financial Holding Company Ownership."

RESTRICTIONS APPLICABLE TO SHARES

     As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations (which we refer to collectively as the "Investment Rules") adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

     - odd-lot trading of shares;

     - acquisition of shares (which we refer to as "Converted Shares") by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

     - acquisition of shares as a result of inheritance, donation, bequest or exercise of stockholders' rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

     - over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions.

     For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares which are subject to a foreign ownership limit.

     The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including Converted Shares and shares being issued for initial listing on the Korean Stock Exchange or registration on KOSDAQ) to register its identity with the Financial Supervisory Service prior to making any such investment; however, the registration requirement does not apply to foreign investors who acquire Converted Shares with the intention of selling such Converted Shares within three months from the date of acquisition of the Converted Shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

     Upon a foreign investor's purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor's acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported
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by the foreign investor or his standing proxy to the governor of the Financial
Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders' rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

     Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a nonresident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

     Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company. For a description of such restrictions applicable to Korean banks, see "Item 4. Information on the Company -- Supervision and Regulation -- Principal Regulations Applicable to Banks -- Restrictions on Bank Ownership."

     Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

     Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Won proceeds of the sale of, any shares held by a nonresident of Korea must be deposited either in a Won account with the investor's securities company or in his Won account. Funds in the investor's Won account may be transferred to his foreign currency
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

account or withdrawn for local living expenses up to certain limitations. Funds in the Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

     Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors' stock investments in Korea. Through these accounts, securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

                                    TAXATION

     The following summary is based upon tax laws of the United States and the Republic of Korea as in effect on the date of this Annual Report on Form 20-F, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in shares of common stock or American depositary shares are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

KOREAN TAXATION

     The following summary of Korean tax considerations applies to you so long as you are not:

     - a resident of Korea;

     - a corporation organized under Korean law; or

     - engaged in a trade or business in Korea through a permanent establishment or a fixed base.

 DIVIDENDS ON SHARES OF COMMON STOCK OR AMERICAN DEPOSITARY SHARES

     We will deduct Korean withholding tax from dividends paid to you at a rate of 27.5%. If you are a resident of a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. For example, if you are a qualified resident of the United States for purposes of the income tax treaty currently in effect between Korea and the United States and you are the "beneficial owner" of a dividend, a reduced withholding tax rate of 16.5% will generally apply. You will not be entitled to claim treaty benefits if you are not the beneficial owner of a dividend.

     In order to obtain the benefits of a reduced withholding tax rate under a tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as may be required by the Korean tax authorities. Evidence of tax residence may be submitted to us through the depositary bank. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have tax withheld at a lower rate.

     If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in-capital, that distribution may be deemed a dividend which is subject to Korean tax.

 TAXATION OF CAPITAL GAINS

     You may be exempt from Korean taxation on capital gains recognized from the sale of our shares effected through the Korea Stock Exchange, if you have owned, together with certain related parties, less than 25% of our total issued and outstanding shares during the year of sale and the five calendar years before the year of sale. According to a ruling issued by the Korean taxation authorities, capital gains earned by a nonresident without any Korean permanent establishment from the transfer of American depository shares to other nonresidents (other than to such transferees' permanent establishment in Korea) are not subject to Korean taxation. In addition, capital gains earned by a nonresident from the transfer of American depositary

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shares outside of Korea are exempt from Korean taxation by virtue of the Tax
Exemption and Limitation Law, provided that the issuance of American depositary shares is deemed to be an overseas issuance under the Tax Exemption and Limitation Law.

     If you are subject to tax on capital gains with respect to a sale of American depositary shares, or of shares of common stock which you acquired as a result of a withdrawal, your gain will be calculated based on your cost of acquiring the American depositary shares although there are no specific Korean tax provisions or rulings on this issue. In the absence of the application of a tax treaty which exempts or reduces the rate of tax on capital gains, the amount of Korean tax imposed on your capital gains will be the lesser of 11.0% of the gross realization proceeds or, subject to the production of satisfactory evidence of the acquisition cost of the American depositary shares, 27.5% of the net capital gain.

     If you sell your shares of common stock or American depositary shares, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company is required to withhold Korean tax from the sales price in an amount equal to 11.0% of the gross realization proceeds and to make payment of this amount to the Korean tax authorities, unless you establish your entitlement to an exemption or lower rate of taxation under an applicable tax treaty or produce satisfactory evidence of your acquisition cost for the shares of common stock or the American depositary shares. To obtain the benefit of an exemption or reduced rate of tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the depositary bank, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty protection. Effective July 1, 2002, in order to qualify for the exemption under a tax treaty, a nonresident seller must submit an application for exemption together with a certificate of residence issued by a competent tax authority of the seller's country of tax residence prior to making the tax payment. Excess taxes withheld may not be recoverable even if you subsequently produce evidence that you were entitled to have taxes withheld at a lower rate.

 INHERITANCE TAX AND GIFT TAX

     If you die while holding an American depositary share or donate an American depositary share, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the American depositary shares. If you are treated as the owner of the shares of common stock, your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10.0% to 50.0%.

     If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

 SECURITIES TRANSACTION TAX

     You will not pay a securities transaction tax on your transfer of American depositary shares. If you transfer shares of common stock, you will be subject to a securities transaction tax at the rate of 0.15% and an agriculture and fishery special tax at the rate of 0.15% of the sale price of the shares of common stock when traded on the Korea Stock Exchange. If your transfer is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special tax.

     According to a tax ruling issued by the Korean tax authorities, foreign shareholders are not subject to a securities transaction tax upon the deposit of underlying common shares and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of originally deposited underlying common shares. However, questions have been raised as to whether this ruling also applies to the surrender of depositary shares and withdrawal of underlying common shares by holders other than the initial holders of depositary shares. Although the tax authorities recently issued another tax ruling, it is not clear as to whether, on whom, when and in what amount the securities transaction tax will be imposed in the case of withdrawals of underlying common shares by holders of depositary shares other than initial holders. Accordingly, there can
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be no assurance that holders of American depositary shares other than initial holders will not be subject to the securities transaction tax when they withdraw common shares upon surrendering the American depositary shares.

UNITED STATES TAXATION

     The following summary describes the material United States federal income tax considerations for beneficial owners of our shares or American depositary receipts that hold the shares or American depositary receipts as capital assets and are United States Holders. You are a United States holder if you are:

          (i) a citizen or resident of the United States;

          (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

          (iii) an estate the income of which is subject to United States federal income taxation regardless of its source;

          (iv) a trust that is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust; or

          (v) a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

     In addition, this summary only applies to you if you are a United States holder that is a resident of the United States for purposes of the current tax treaty between the United States and Korea, your shares or American depositary receipts are not, for purposes of the treaty, effectively connected with a permanent establishment in Korea and you otherwise qualify for the full benefits of the treaty.

     This summary is based on current law, which is subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it is based in part on representations by the depositary and assumes that each obligation under the Deposit Agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws including if you are:

     - a bank;

     - a dealer in securities or currencies;

     - a financial institution or an insurance company

     - a regulated investment company;

     - a real estate investment trust;

     - a tax-exempt entity;

     - a trader in securities that elect to use a mark-to-market method of accounting for your securities holdings;

     - a person holding shares or American depositary receipts as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

     - a person liable for the alternative minimum tax;

     - a person who owns more than 10% of our voting stock; or

     - a person whose functional currency is not the United States dollar.

     We cannot assure you that a later change in law will not alter significantly the tax considerations that we describe in this summary.
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     You should consult your own tax advisor concerning the particular U.S.
federal income tax consequences to you of the ownership and disposition of shares or American depositary receipts as well as any consequences arising under the laws of any other taxing jurisdiction.

     If a partnership holds our shares or American depositary receipts, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares or American depositary receipts, you are urged to consult you tax advisor.

 AMERICAN DEPOSITARY RECEIPTS

     In general for United States federal income tax purposes, a holder of American depositary receipts will be treated as the owner of the underlying shares that are represented by such American depositary receipts. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of American depositary receipts. Accordingly, the analysis of the creditability of Korean taxes described herein could be affected by future actions that may be taken by the United States Treasury. Deposits or withdrawal of shares for American depositary receipts generally will not be subject to United States federal income tax.

 DISTRIBUTIONS ON SHARES OR AMERICAN DEPOSITARY RECEIPTS

     Distributions on our shares or American depositary receipts will be taxable as dividends to the extent of our current and accumulated earnings and profits (as determined under United States federal income tax principles). Such income will be includable in your gross income as ordinary income on the day you receive it, in the case of our shares, or the day received by the depositary, in the case of American depositary receipts. Such dividends will not be eligible for the dividends-received deduction.

     With respect to United States holders who are individuals, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. Legislative history indicates that the current income tax treaty between the United States and Korea, which contains an exchange of information provision, is (in the absence of additional guidance) satisfactory for these purposes. In addition, we believe that we are eligible for the benefits of the United States-Korea income tax treaty. However, individuals that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. You should consult your own tax advisor regarding the application of the foregoing rules to your particular circumstances.

     The amount of any dividend paid in Korean Won will equal the United States dollar value of the Korean Won received calculated by reference to the exchange rate in effect on the date you actually or constructively receive the dividend, in the case of our shares, or the date actually or constructively received by the depositary, in the case of American depositary receipts, regardless of whether the Korean Won are converted into United States dollars. If the Korean Won received are not converted into United States dollars on the day of receipt, you will have a basis in the Korean Won equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Korean Won will be treated as United States source ordinary income or loss.

     Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at the rate provided in the treaty) may be treated as foreign income tax eligible for credit against your U.S. federal income tax liability. See "-- Korean Taxation -- Dividends on Shares of Common Stock or American Depositary Shares" for discussion of the treaty rate. Korean taxes withheld in excess of the rate provided in the treaty will not be eligible for credit against your federal income tax until you exhausts all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the United States Internal Revenue Service. For purposes of the foreign tax credit, dividends paid on our

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shares or American depositary receipts will be treated as income from sources without the United States and will generally constitute "passive income" or, in the case of certain holders, "financial services income."

 DISPOSITION OF SHARES OR AMERICAN DEPOSITARY RECEIPTS

     Upon the sale, exchange or other disposition of our shares or American depositary receipts, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our shares or American depositary receipts as the case may be. The capital gain or loss will be long-term capital gain or loss if at the time of sale, exchange or other disposition our shares or American depositary receipts have been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on the sale, exchange or other disposition of our shares or American depositary receipts will generally be treated as United States source gain or loss.

     You should note that any Korean securities transaction tax generally will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

 PASSIVE FOREIGN INVESTMENT COMPANY RULES

     Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we will be a passive foreign investment company for the current taxable year and do not expect to become one in the future, although there can be no assurance in this regard. However, passive foreign investment company status is a factual determination that is made annually. Accordingly, it is possible that we may become a passive foreign investment company in the current or any future taxable year due to changes in valuation or composition of our income or assets. In addition, this determination is based in part upon certain proposed United States Treasury regulations that are not yet in effect and are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the banking business for purposes of the passive foreign investment company rules. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation.

     In general, we will be considered a passive foreign investment company for any taxable year if either:

     - at least 75% of our gross income is passive income, or

     - at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

     The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company's stock, we will be treated, for purposes of the passive foreign investment rules, as owning our proportionate share of the assets and receiving our proportionate share of the income of that company.

     If we are a passive foreign investment company for any taxable year during which you hold our shares or American depositary receipts, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from the sale or other disposition (including a pledge) of our shares or American depositary receipts. These special tax rules generally will apply even if we cease to be a passive foreign investment company in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three

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preceding taxable years or your holding period for our shares or American depositary receipts will be treated as excess distributions. Under these special tax rules:

     - the excess distribution or gain will be allocated ratably over your holding period for the preferred share units,

     - the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, will be treated as ordinary income, and

     - the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

     Alternatively, you could make a mark-to-market election provided that our shares or American depositary receipts are regularly traded on a qualified exchange or other market. In is intended that our American depositary receipts will be listed on the New York Stock Exchange. You should consult your tax advisor as to whether the mark-to-market election is available if we are treated as a passive foreign investment company in any year. In addition, a holder of shares in a passive foreign investment company can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit holders to make this election.

     If you hold our shares or American depositary receipts in any year in which we are classified as a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621.

     United States holders who are individuals will not be eligible for reduced rates of taxation on any dividends paid by us prior to January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our passive foreign investment company status and the United States federal income tax consequences of holding our shares or American depositary receipts if we are considered a passive foreign investment company in any taxable year.

 ESTATE AND GIFT TAXATION

     Korea may impose an inheritance tax on a decedent who owns our shares (and possibly American depositary receipts), even if the decedent was not a citizen or resident of Korea. See "-- Korean Taxation -- Inheritance Tax and Gift Tax". The amount of any inheritance tax paid to Korea may be eligible for credit against the amount of United States federal estate tax imposed on the estate of a United States Holder. Korea may also impose a gift tax. The Korean gift tax generally will not be treated as a creditable foreign tax for United States tax purposes. You should consult your tax advisor regarding the consequences of the imposition of the Korean inheritance of gift tax.

 INFORMATION REPORTING AND BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain distributions on our shares or American depositary receipts and to the proceeds of the sale of our shares or American depositary receipts made to you unless you are an exempt recipient (such as a corporation). A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided you furnish the required information to the Internal Revenue Service.

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                              STATEMENT BY EXPERTS

     The financial statements as of December 31, 2002 and 2001 and for years then ended included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers are members of the Korean Institution of Certified Public Accountants.

                              DOCUMENTS ON DISPLAY

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this registration statement on Form 20-F and the exhibits thereto, at the Commission's public reference rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Any filings we make electronically will be available to the public over the Internet at the Commission's web site at http://www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     See "Item 4. Information on the Company -- Description of Assets and Liabilities -- Risk Management of Shinhan Financial Group" and "-- Risk Management of Chohung Bank" for quantitative and qualitative disclosures about market risk.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

  AMERICAN DEPOSITARY SHARES

     Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares. Citibank's depositary offices are located at 111 Wall Street, New York, New York 10005. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Korea Securities Depository, located at 33, Yoido-dong, Youngdeungpo-gu, Seoul, Korea.

     We appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

     We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder's rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

     Each ADS represents the right to receive two (2) shares of common stock, par value 5,000 won per share, on deposit with the custodian. An ADS will also represent the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

     If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the

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ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Shares will continue to be governed by the laws of The Republic of Korea, which may be different from the laws in the United States.

     As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

  Dividends and Distributions

     As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

  -- Distributions of Cash

     Whenever we make a cash distribution for the securities on deposit with the custodian, we will notify the depositary bank and deposit the funds with the Custodian. Upon receipt of such notice and of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Korean laws and regulations.

     The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

     The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

  -- Distributions of Shares

     Whenever we make a free distribution of Shares for the securities on deposit with the custodian, we will notify the depositary bank and deposit the applicable number of Shares with the custodian. Upon receipt of notice of such deposit, the depositary bank will either distribute to holders new ADSs representing the Shares deposited or modify the ADS-to-Shares ratio, in which case each ADS you hold will represent rights and interests in the additional Shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

     The distribution of new ADSs or the modification of the ADS-to-Shares ratio upon a distribution of Shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Shares so distributed.

     No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
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  -- Distributions of Rights

     Whenever we intend to distribute rights to purchase additional Shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

     The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Shares other than in the form of ADSs.

     The depositary bank will not distribute the rights to you if:

     - We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

     - We fail to deliver satisfactory documents to the depositary bank; or

     - It is not reasonably practicable to distribute the rights.

     The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

  -- Elective Distributions

     Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

     The depositary bank will make the election available to you only if it is reasonably practical and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

     If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Korea would receive upon failing to make an election, as more fully described in the deposit agreement.

  -- Other Distributions

     Whenever we intend to distribute property other than cash, Shares or rights to purchase additional Shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

     If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

     The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

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     The depositary bank will not distribute the property to you and will sell the property if:

     - We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

     - We do not deliver satisfactory documents to the depositary bank; or

     - The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

     The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

  CHANGES AFFECTING SHARES

     The Shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such Shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

     If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the Shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

  ISSUANCE OF ADSS UPON DEPOSIT OF SHARES

     The depositary bank may create ADSs on your behalf if you or your broker deposit Shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Shares to the custodian. Your ability to deposit Shares and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit.

     To the extent the laws or regulations of Korea require the Company to give its consent for subsequent deposits of Shares under the deposit agreement, the depositary bank will not accept Shares for deposit without receiving the consent of the Company. The Company and the Depositary have agreed that consent will be deemed given as long as the number of Shares proposed for deposit does not exceed the difference between the aggregate number of Shares deposited with the custodian with the consent of the Company (including any Shares deposited by the Company as a distribution of stock dividends or any exercise of rights) and the number of Shares on deposit with the custodian at the time of the proposed deposit.

     The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the Shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

     When you make a deposit of Shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

     - The Shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

     - All preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised.

     - You are duly authorized to deposit the Shares.

     - The Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

     - The Shares presented for deposit have not been stripped of any rights or entitlements.

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     If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

  TRANSFER, COMBINATION AND SPLIT UP OF ADRS

     As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

     - ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

     - provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

     - provide any transfer stamps required by the State of New York or the United States; and

     - pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

     To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

  WITHDRAWAL OF SHARES UPON CANCELLATION OF ADSS

     As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying Shares at the custodian's offices. Your ability to withdraw the Shares may be limited by U.S. and Korea legal considerations applicable at the time of withdrawal. In order to withdraw the Shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

     If you hold an ADR registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the Shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

     You will have the right to withdraw the securities represented by your ADSs at any time except for:

     - Temporary delays that may arise because (i) the transfer books for the Shares or ADSs are closed, or (ii) Shares are immobilized on account of a shareholders' meeting or a payment of dividends.

     - Obligations to pay fees, taxes and similar charges.

     - Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

     The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

  VOTING RIGHTS

     As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the Shares represented by your ADSs. The voting rights of holders of Shares are described in "Item 10. Additional Information -- Articles of
Incorporation -- Description of Capital Stock -- Voting Rights".

     At our request, the depositary bank will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

     If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder's ADSs in accordance with such voting instructions.

     Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

  FEES AND CHARGES

     As an ADS holder, you will be required to pay the following service fees to the depositary bank:

SERVICE                                                             FEES
-------                                         ---------------------------------------------
- ISSUANCE OF ADSS...........................   UP TO U.S. 5C PER ADS ISSUED
- CANCELLATION OF ADSS.......................   UP TO U.S. 5C PER ADS CANCELED
- EXERCISE OF RIGHTS TO PURCHASE ADDITIONAL
  ADSS.......................................   UP TO U.S. 2C PER ADS HELD
- DISTRIBUTION OF CASH DIVIDENDS.............   NO FEE (SO LONG AS PROHIBITED BY NYSE)
- DISTRIBUTION OF ADSS PURSUANT TO STOCK
  DIVIDEND OR OTHER FREE STOCK
  DISTRIBUTIONS..............................   NO FEE (SO LONG AS PROHIBITED BY NYSE)
- DISTRIBUTIONS OF CASH PROCEEDS (I.E., UPON
  SALE OF RIGHTS OR OTHER ENTITLEMENTS)......   UP TO U.S. 2C PER ADS HELD
- DISTRIBUTION OF SECURITIES OTHER THAN ADSS
  OR RIGHTS TO PURCHASE ADDITIONAL ADSS......   UP TO U.S. 5C PER SHARE (OR SHARE EQUIVALENT)
                                                DISTRIBUTED
- ANNUAL DEPOSITARY SERVICES FEE.............   ANNUALLY UP TO U.S. 2C PER ADS HELD AT THE
                                                END OF EACH CALENDAR YEAR, EXCEPT TO THE
                                                EXTENT OF ANY CASH DIVIDEND FEE(S) CHARGED
                                                DURING SUCH CALENDAR YEAR OR UNLESS
                                                PROHIBITED BY NYSE

     As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

     - Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in Korea (i.e., upon deposit and withdrawal of Shares).

     - Expenses incurred for converting foreign currency into U.S. dollars.

     - Expenses for cable, telex and fax transmissions and for delivery of securities.

     - Taxes and duties upon the transfer of securities (i.e., when Shares are deposited or withdrawn from deposit).

     - Fees and expenses incurred in connection with the delivery or servicing of Shares on deposit.

     We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

     We have agreed to pay certain other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

  AMENDMENTS AND TERMINATION

     We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

     You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Shares represented by your ADSs (except as permitted by law).

     We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination.

     Upon termination, the following will occur under the deposit agreement:

     - for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the Shares represented by your ADSs and the delivery of all other property held by the depositary bank in respect of those Shares on the same terms as prior to the termination. During such six months' period the depositary bank will continue to collect all distributions received on the Shares on deposit (i.e., dividends) but will not distribute any such property to you until you request the cancellation of your ADSs.

     - After the expiration of such six months' period, the depositary bank may sell the securities held on deposit. The depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

  BOOKS OF DEPOSITARY

     The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

     The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

  LIMITATIONS ON OBLIGATIONS AND LIABILITIES

     The deposit agreement limits our obligations and the depositary bank's obligations to you. Please note the following:

     - We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

     - The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

     - The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Shares, for the validity or worth of the Shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

     - We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

     - We and the depositary bank disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

     - We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our Articles of Incorporation or in any provisions of securities on deposit.

     - We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

     - We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of Shares but is not, under the terms of the deposit agreement, made available to you.

     - We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

     - We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  PRE-RELEASE TRANSACTIONS

     The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of Shares or release Shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

  TAXES

     You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

     The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

  FOREIGN CURRENCY CONVERSION

     The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

     If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

     - Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

     - Distribute the foreign currency to holders for whom the distribution is lawful and practical.

     - Hold the foreign currency (without liability for interest) for the applicable holders.

DESCRIPTION OF BONDS WITH WARRANTS

     On December 2, 1998, Shinhan Bank issued W299 billion in aggregate principal amount of unsecured bonds due December 2, 2048, with detachable warrants to purchase common stock of Shinhan Bank. Each warrant entitles the holder thereof to purchase two shares of common stock of Shinhan Bank, exercisable starting from March 3, 1999 to December 2, 2003 at a price of W5,000 per share. As permitted under the Financial Holding Company Act and the Commercial Code of Korea, the holders of warrants who have received shares of common stock of Shinhan Bank upon exercise thereof have received proportional number of shares of common stock of Shinhan Financial Group in exchange for those shares of common stock of Shinhan Bank. We plan to continue to make such exchange as permitted under Korean law.

     As of July 12, 2003, 170,681 bonds with warrants to purchase 341,362 shares of common stock of Shinhan Bank remained outstanding. Shinhan Bank has a call option to purchase all outstanding bonds with warrants on December 3, 2003, and Shinhan Bank intends to exercise such call option on such date.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Not applicable.

ITEM 16B.  CODE OF ETHICS

     Not applicable.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not applicable.

ITEM 17.  FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this item.

ITEM 18.  FINANCIAL STATEMENTS

     Reference is made to Item 19(a) for a list of all financial statements filed as part of this registration statement.

ITEM 19.  EXHIBITS

     (a) List of Financial Statements:

     The following financial statements and related notes, together with the report of independent accountants thereon, are filed as part of this registration statement.

                                                               PAGE
                                                               -----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SHINHAN
  FINANCIAL GROUP PREPARED IN ACCORDANCE WITH U.S. GAAP
Report of Independent Auditors on the consolidated financial
  statements of Shinhan Financial Group.....................     F-1
Consolidated balance sheets as of December 31, 2001 and 2002
  of Shinhan Financial Group................................     F-2
Consolidated statements of income for the years ended
  December 31, 2001 and 2002 of Shinhan Financial Group.....     F-3
Consolidated statements of stockholders' equity for the
  years ended December 31, 2001 and 2002 of Shinhan
  Financial Group...........................................     F-5
Consolidated statements of cash flows for the years ended
  December 31, 2001 and 2002................................     F-7
Notes to the consolidated financial statements of Shinhan
  Financial Group...........................................     F-9
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF SHINHAN
  FINANCIAL GROUP PREPARED IN ACCORDANCE WITH KOREAN GAAP
Unaudited consolidated balance sheets as of June 30, 2003
  and December 31, 2002.....................................    F-62
Unaudited consolidated statements of earnings for the
  quarter and six-months ended June 30, 2003 and 2002.......    F-63
Unaudited consolidated statements of cash flows for the
  quarter and six-months ended June 30, 2003................    F-65
Notes to unaudited consolidated financial statements of
  Shinhan Financial Group...................................    F-67
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CHOHUNG BANK
  PREPARED IN ACCORDANCE WITH U.S. GAAP
Report of Independent Auditors on the consolidated financial
  statements of Chohung Bank................................   F-125
Consolidated balance sheets as of December 31, 2001 and 2002
  of Chohung Bank...........................................   F-126
Consolidated statements of income for the years ended
  December 31, 2001 and 2002 of Chohung Bank................   F-127
Consolidated statements of stockholders' equity for the
  years ended December 31, 2001 and 2002 of Chohung Bank....   F-129
Consolidated statements of cash flows for the years ended
  December 31, 2001 and 2002 of Chohung Bank................   F-131
Notes to consolidated financial statements of Chohung
  Bank......................................................   F-133
UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS OF CHOHUNG
  BANK PREPARED IN ACCORDANCE WITH KOREAN GAAP
Unaudited non-consolidated balance sheets as of December 31,
  2002 and June 30, 2003 of Chohung Bank....................   F-177
Unaudited non-consolidated statements of operations for the
  six-month periods ended June 31, 2002 and 2003 of Chohung
  Bank......................................................   F-178
Unaudited statements of cash flows for the six-month period
  ended June 30, 2003 of Chohung Bank.......................   F-179
Notes to unaudited non-consolidated semi-annual financial
  statements of Chohung Bank................................   F-180

     (b) Exhibits

     1.1   Articles of Incorporation (in English and Korean)

     2.1   Form of Common Stock Certificate (in English and Korean)

     2.2   Form of Deposit Agreement to be entered into among Shinhan
           Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary receipts issued thereunder, including the form of American depositary receipt.

     2.3   Long-term debt instruments of Shinhan Financial Group,
           Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan
           Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.

    *4.1   Stock Purchase Agreement by and between Korea Deposit
           Insurance Corporation and Shinhan Financial Group dated July
           9, 2003.

     4.2 Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003.

     4.3   Agreed Terms, dated June 22, 2003, by and among the
           President of Korea Deposit Insurance Corporation, CEO of
           Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the
           Head of the Chohung Bank Chapter of the National Financial
           Industry Labor Union.

     8.1   List of all Subsidiaries of Shinhan Financial Group

 12.1(a)   Consent of PricewaterhouseCoopers (Shinhan Financial Group)

     (b)   Consent of PricewaterhouseCoopers (Chohung Bank)

    12.2   Korean Financial Holding Company Act (in English and Korean)

    12.3   Korean Bank Act (in English and Korean)

    12.4   Korean Commercial Code (in English and Korean)

    12.5   Korean Securities and Exchange Act (in English and Korean)

    12.6   Korean Trust Business Act (in English and Korean)

    12.7 Korean Specialized Credit Financial Business Act (in English and Korean)

---------------

* Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                               SHINHAN FINANCIAL GROUP Co., Ltd.

                                               By:   /s/ Young Hwi Choi
                                                     ------------------------------------------
                                                     NAME: YOUNG HWI CHOI
                                                     TITLE: PRESIDENT & CEO

Date: September 15, 2003

PRICEWATERHOUSECOOPERS LOGO

-------------------------------------------------------------------------------------------------------
                                                                  SAMIL ACCOUNTING CORPORATION
                                                                  Kukje Center Building 15th Flr.
                                                                  191 Hankangro 2ga, Yongsanku
                                                                  Seoul 140-702, KOREA
                                                                  (Yongsan P.O. Box 266, 140-600)
                                                                  Tel +82 (2) 709 0800
                                                                  Fax +82 (2) 792 7001

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Shinhan Financial Group Co., Ltd.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the "Group") at December 31, 2001 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As more fully discussed in Note 1 to the consolidated financial statements, the Group adopted, on January 1, 2002, the Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

     As more fully discussed in Note 1 to the consolidated financial statements, the Group has been significantly affected, and may continue to be affected in the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region.

Seoul, Korea
May 23, 2003, except for Note 38
as to which the date is September 9, 2003

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002

                                                                  2001           2002           2002
                                                              ------------   ------------   -------------
                                                              (IN MILLIONS OF KOREAN WON,    (UNAUDITED)
                                                                  EXCEPT SHARE DATA)        (IN THOUSANDS
                                                                                               OF US$,
                                                                                             EXCEPT PER
                                                                                             SHARE DATA)
ASSETS
Cash and cash equivalents...................................  W   580,167    W   282,324     $   237,987
Restricted cash.............................................      677,832      1,365,358       1,150,938
Interest-bearing deposits in banks..........................      254,735        124,764         105,171
Call loans and securities purchased under resale
  agreements................................................    1,816,038        575,533         485,150
Trading assets..............................................      955,788      1,064,931         897,691
Securities
  Available-for-sale securities.............................    7,087,308      8,736,708       7,364,670
  Held-to-maturity securities...............................    6,037,792      4,407,677       3,715,483
Loans (net of allowance for loan losses of W720,318 in 2001
  and W995,725 in 2002).....................................   32,997,134     44,139,270      37,207,511
Customers' liability on acceptances.........................    1,565,508        927,933         782,208
Premises and equipment, net.................................      529,909        828,438         698,338
Goodwill and intangible assets..............................        4,048        219,471         185,005
Security deposits...........................................      389,725        466,129         392,927
Other assets................................................    2,205,568      1,647,594       1,388,850
                                                              -----------    -----------     -----------
    Total assets............................................  W55,101,552    W64,786,130     $54,611,929
                                                              ===========    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits
  Interest-bearing..........................................  W31,035,710    W35,886,059     $30,250,408
  Noninterest-bearing.......................................    1,183,651      1,162,528         979,961
Trading liabilities.........................................      118,834        131,012         110,437
Acceptances outstanding.....................................    1,565,508        927,933         782,208
Short-term borrowings.......................................    5,759,008      6,994,596       5,896,144
Secured borrowings..........................................    4,088,362      4,705,899       3,966,871
Long-term debt..............................................    4,876,447      8,234,652       6,941,458
Accrued expenses and other liabilities......................    3,562,679      3,192,965       2,691,534
                                                              -----------    -----------     -----------
    Total liabilities.......................................   52,190,199     61,235,644      51,619,021
Commitments and contingencies...............................           --             --              --
Minority interest...........................................        1,670        287,879         242,670
STOCKHOLDERS' EQUITY:
Common stock, 5,000 Won par value, authorized 1,000,000,000
  shares, 292,344,192 shares issued and 262,470,509 shares
  outstanding in 2001, and 292,361,125 shares issued and
  262,487,063 shares outstanding in 2002....................    1,461,721      1,461,806       1,232,240
Additional paid-in capital..................................    1,040,777      1,048,085         883,491
Retained earnings...........................................      638,296      1,076,906         907,786
Accumulated other comprehensive income, net of taxes........      163,434         70,361          59,311
Treasury stock, at cost, 29,873,683 shares in 2001 and
  29,874,062 shares in 2002.................................     (394,545)      (394,551)       (332,590)
                                                              -----------    -----------     -----------
    Total stockholders' equity..............................    2,909,683      3,262,607       2,750,238
                                                              -----------    -----------     -----------
    Total liabilities, minority interest and stockholders'
      equity................................................  W55,101,552    W64,786,130     $54,611,929
                                                              ===========    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                 2001         2002           2002
                                                              ----------   ----------   ---------------
                                                                                          (UNAUDITED)
                                                                  (IN MILLIONS OF        (IN THOUSANDS
                                                              KOREAN WON, EXCEPT PER    OF US$, EXCEPT
                                                                    SHARE DATA)         PER SHARE DATA)
INTEREST AND DIVIDEND INCOME
  Interest and fees on loans................................  W2,521,354   W2,832,910     $2,388,022
  Interest and dividends on securities......................     964,927      749,111        631,468
  Trading assets............................................      56,256       52,376         44,151
  Other interest income.....................................     152,169      100,903         85,057
                                                              ----------   ----------     ----------
    Total interest income...................................   3,694,706    3,735,300      3,148,698
INTEREST EXPENSE
  Interest on deposits......................................   1,561,519    1,401,348      1,181,276
  Interest on short-term borrowings.........................     338,504      252,912        213,194
  Interest on secured borrowings............................     247,679      242,663        204,554
  Interest on long-term debt................................     255,492      390,760        329,394
  Other interest expense....................................      36,034       17,445         14,705
                                                              ----------   ----------     ----------
    Total interest expense..................................   2,439,228    2,305,128      1,943,123
NET INTEREST INCOME.........................................   1,255,478    1,430,172      1,205,575
PROVISION FOR LOAN LOSSES...................................     411,487      236,219        199,122
PROVISION FOR GUARANTEES AND ACCEPTANCES....................      (6,684)       9,841          8,296
                                                              ----------   ----------     ----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES AND
  GUARANTEES AND ACCEPTANCES................................     850,675    1,184,112        998,157
NONINTEREST INCOME
  Commissions and fees......................................     269,857      473,895        399,473
  Trust management fees.....................................     134,559      128,918        108,672
  Net trading profits.......................................       7,066       88,027         74,203
  Net gains on securities...................................      97,279      143,347        120,835
  Other.....................................................     123,068      203,118        171,220
                                                              ----------   ----------     ----------
    Total noninterest income................................     631,829    1,037,305        874,403
NONINTEREST EXPENSES
  Employee compensation and severance benefits..............     238,529      357,149        301,061
  Depreciation and amortization.............................      68,314      104,238         87,868
  General and administrative expenses.......................     279,173      409,531        345,217
  Impairment loss on goodwill...............................          --      137,002        115,487
  Write-down of other investments...........................      46,487       31,133         26,244
  Other.....................................................     195,080      262,471        221,252
                                                              ----------   ----------     ----------
    Total noninterest expenses..............................  W  827,583   W1,301,524     $1,097,129
INCOME BEFORE INCOME TAX EXPENSE, MINORITY INTEREST,
  EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGES IN
  ACCOUNTING PRINCIPLE......................................  W  654,921   W  919,893     $  775,431
Income tax expense..........................................     223,340      320,316        270,013
Minority interest...........................................        (859)      10,155          8,560
                                                              ----------   ----------     ----------
NET INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
  OF CHANGES IN ACCOUNTING PRINCIPLE........................     432,440      589,422        496,858
Extraordinary gain on excess unallocated negative
  goodwill..................................................      63,811           --             --
Cumulative effect of changes in accounting principle........        (196)          --             --
                                                              ----------   ----------     ----------
NET INCOME..................................................  W  496,055   W  589,422     $  496,858
                                                              ==========   ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                2001       2002          2002
                                                              --------   --------   ---------------
                                                                (IN MILLIONS OF       (UNAUDITED)
                                                              KOREAN WON, EXCEPT     (IN THOUSANDS
                                                                PER SHARE DATA)     OF US$, EXCEPT
                                                                                    PER SHARE DATA)
NET INCOME PER SHARE OF COMMON STOCK
Basic
  Income before extraordinary gain and the cumulative effect
     of changes in accounting principle.....................   W1,698     W2,246         $1.89
  Extraordinary gain........................................      251         --            --
  Cumulative effect of changes in accounting principle......       (1)        --            --
                                                               ------     ------         -----
  Net income................................................   W1,948     W2,246         $1.89
                                                               ======     ======         =====
Diluted
  Income before extraordinary gain and the cumulative effect
     of changes in accounting principle.....................    1,451      2,243          1.89
  Extraordinary gain........................................      213         --            --
  Cumulative effect of changes in accounting principle......       (1)        --            --
                                                               ------     ------         -----
  Net income................................................   W1,663     W2,243         $1.89
                                                               ======     ======         =====

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                             PREFERRED STOCK                         COMMON STOCK         ADDITIONAL
                                         -----------------------     KDIC      ------------------------    PAID-IN
                                           SHARES       AMOUNT       BONDS       SHARES        AMOUNT      CAPITAL
                                         -----------   ---------   ---------   -----------   ----------   ----------
                                                     (IN MILLIONS OF KOREAN WON, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 2001.............   58,500,000   W 292,500   W(292,500)  261,306,242   W1,306,531   W  871,652
Comprehensive income:
  Net income...........................           --          --          --            --           --           --
  Foreign currency translation
    adjustments........................           --          --          --            --           --           --
  Net unrealized gains on
    available-for-sale securities......           --          --          --            --           --           --
      Total comprehensive income.......           --          --          --            --           --           --
Issuance of common stock...............           --          --          --    13,876,572       69,383           --
Cash dividends declared (W750 per
  share)...............................           --          --          --            --           --           --
Redemption of preferred stock..........  (58,500,000)   (292,500)         --            --           --           --
Repayment of KDIC bonds................           --          --     292,500            --           --           --
Issuance of common stock upon formation
  of the Group.........................           --          --          --    17,161,378       85,807      150,673
Acquisition of treasury stock..........           --          --          --            --           --           --
Reissuance of treasury stock...........           --          --          --            --           --       16,431
Grant of stock options.................           --          --          --            --           --        1,982
Other..................................           --          --          --            --           --           39
                                         -----------   ---------   ---------   -----------   ----------   ----------
BALANCE AT DECEMBER 31, 2001...........           --          --          --   292,344,192    1,461,721    1,040,777
                                         -----------   ---------   ---------   -----------   ----------   ----------
Comprehensive income:
  Net income...........................           --          --          --            --           --           --
  Foreign currency translation
    adjustments........................           --          --          --            --           --           --
  Net unrealized losses on
    available-for-sale securities......           --          --          --            --           --           --
      Total comprehensive income.......           --          --          --            --           --           --
Cash dividends declared (W600 per
  share)...............................           --          --          --            --           --           --
Issuance of common stock...............           --          --          --        16,933           85          (25)
Grant of stock options.................           --          --          --            --           --        6,779
Acquisition of treasury stock..........           --          --          --            --           --           --
Other..................................           --          --          --            --           --          554
                                         -----------   ---------   ---------   -----------   ----------   ----------
BALANCE AT DECEMBER 31, 2002...........           --   W      --   W      --   292,361,125   W1,461,806   W1,048,085
                                         ===========   =========   =========   ===========   ==========   ==========

                                                       ACCUMULATED
                                                          OTHER
                                                      COMPREHENSIVE                   TOTAL
                                          RETAINED       INCOME,      TREASURY    STOCKHOLDERS'
                                          EARNINGS     NET OF TAX       STOCK        EQUITY
                                         ----------   -------------   ---------   -------------
                                           (IN MILLIONS OF KOREAN WON, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 2001.............  W  335,563     W129,791      W (78,870)   W2,564,667
Comprehensive income:
  Net income...........................     496,055           --             --       496,055
  Foreign currency translation
    adjustments........................          --        6,479             --         6,479
  Net unrealized gains on
    available-for-sale securities......          --       27,164             --        27,164
      Total comprehensive income.......     496,055       33,643             --       529,698
Issuance of common stock...............          --           --             --        69,383
Cash dividends declared (W750 per
  share)...............................    (193,322)          --             --      (193,322)
Redemption of preferred stock..........          --           --             --      (292,500)
Repayment of KDIC bonds................          --           --             --       292,500
Issuance of common stock upon formation
  of the Group.........................          --           --             --       236,480
Acquisition of treasury stock..........          --           --       (565,698)     (565,698)
Reissuance of treasury stock...........          --           --        250,023       266,454
Grant of stock options.................          --           --             --         1,982
Other..................................          --           --             --            39
                                         ----------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2001...........     638,296      163,434       (394,545)    2,909,683
                                         ----------     --------      ---------    ----------
Comprehensive income:
  Net income...........................     589,422           --             --       589,422
  Foreign currency translation
    adjustments........................          --       (6,199)            --        (6,199)
  Net unrealized losses on
    available-for-sale securities......          --      (86,874)            --       (86,874)
      Total comprehensive income.......     589,422      (93,073)            --       496,349
Cash dividends declared (W600 per
  share)...............................    (150,812)          --             --      (150,812)
Issuance of common stock...............          --           --             --            60
Grant of stock options.................          --           --             --         6,779
Acquisition of treasury stock..........          --           --             (6)           (6)
Other..................................          --           --             --           554
                                         ----------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2002...........  W1,076,906     W 70,361      W(394,551)   W3,262,607
                                         ==========     ========      =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2002
                                  (UNAUDITED)

                                        PREFERRED STOCK                         COMMON STOCK         ADDITIONAL
                                    -----------------------     KDIC      ------------------------    PAID-IN
                                      SHARES       AMOUNT       BONDS       SHARES        AMOUNT      CAPITAL
                                    -----------   ---------   ---------   -----------   ----------   ----------
                                                    (IN MILLIONS OF US$, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 2001........   58,500,000   $ 246,565   $(246,565)  261,306,242   $1,101,349    $734,765
Comprehensive income:
  Net income......................           --          --          --            --           --          --
  Foreign currency translation
    adjustments...................           --          --          --            --           --          --
  Net unrealized gains on
    available-for-sale
    securities....................           --          --          --            --           --          --
      Total comprehensive
        income....................           --          --          --            --           --          --
Issuance of common stock..........           --          --          --    13,876,572       58,487          --
Cash dividends declared ($0.63 per
  share)..........................           --          --          --            --           --          --
Redemption of preferred stock.....  (58,500,000)   (246,565)         --            --           --          --
Repayment of KDIC bonds...........           --          --     246,565            --           --          --
Issuance of common stock upon
  formation of the Group..........           --          --          --    17,161,378       72,332     127,011
Acquisition of treasury stock.....           --          --          --            --           --          --
Reissuance of treasury stock......           --          --          --            --           --      13,851
Grant of stock options............           --          --          --            --           --       1,671
Other.............................           --          --          --            --           --          33
                                    -----------   ---------   ---------   -----------   ----------    --------
BALANCE AT DECEMBER 31, 2001......           --          --          --   292,344,192    1,232,168     877,331
                                    -----------   ---------   ---------   -----------   ----------    --------
Comprehensive income:
  Net income......................           --          --          --            --           --          --
  Foreign currency translation
    adjustments...................           --          --          --            --           --          --
  Net unrealized losses on
    available-for-sale
    securities....................           --          --          --            --           --          --
      Total comprehensive
        income....................           --          --          --            --           --          --
Cash dividends declared ($0.51 per
  share)..........................           --          --          --            --           --          --
Issuance of common stock..........           --          --          --        16,933           72         (21)
Grant of stock options............           --          --          --            --           --       5,714
Acquisition of treasury stock.....           --          --          --            --           --          --
Other.............................           --          --          --            --           --         467
                                    -----------   ---------   ---------   -----------   ----------    --------
BALANCE AT DECEMBER 31, 2002......           --   $      --   $      --   292,361,125   $1,232,240    $883,491
                                    ===========   =========   =========   ===========   ==========    ========

                                                 ACCUMULATED
                                                    OTHER
                                                COMPREHENSIVE                   TOTAL
                                    RETAINED       INCOME,      TREASURY    STOCKHOLDERS'
                                    EARNINGS     NET OF TAX       STOCK        EQUITY
                                    ---------   -------------   ---------   -------------
                                         (IN MILLIONS OF US$, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 2001........  $ 282,865     $109,407      $ (66,485)   $2,161,901
Comprehensive income:
  Net income......................    418,153           --             --       418,153
  Foreign currency translation
    adjustments...................         --        5,462             --         5,462
  Net unrealized gains on
    available-for-sale
    securities....................         --       22,898             --        22,898
      Total comprehensive
        income....................    418,153       28,360             --       446,513
Issuance of common stock..........         --           --             --        58,487
Cash dividends declared ($0.63 per
  share)..........................   (162,962)          --             --      (162,962)
Redemption of preferred stock.....         --           --             --      (246,565)
Repayment of KDIC bonds...........         --           --             --       246,565
Issuance of common stock upon
  formation of the Group..........         --           --             --       199,343
Acquisition of treasury stock.....         --           --       (476,859)     (476,859)
Reissuance of treasury stock......         --           --        210,759       224,610
Grant of stock options............         --           --             --         1,671
Other.............................         --           --             --            33
                                    ---------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2001......    538,056      137,767       (332,585)    2,452,737
                                    ---------     --------      ---------    ----------
Comprehensive income:
  Net income......................    496,858           --             --       496,858
  Foreign currency translation
    adjustments...................         --       (5,225)            --        (5,225)
  Net unrealized losses on
    available-for-sale
    securities....................         --      (73,231)            --       (73,231)
      Total comprehensive
        income....................    496,858      (78,456)            --       418,402
Cash dividends declared ($0.51 per
  share)..........................   (127,128)          --             --      (127,128)
Issuance of common stock..........         --           --             --            51
Grant of stock options............         --           --             --         5,714
Acquisition of treasury stock.....         --           --             (5)           (5)
Other.............................         --           --             --           467
                                    ---------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2002......  $ 907,786     $ 59,311      $(332,590)   $2,750,238
                                    =========     ========      =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                  2001           2002           2002
                                                              ------------   ------------   -------------
                                                                                             (UNAUDITED)
                                                                    (IN MILLIONS OF         (IN THOUSANDS
                                                                      KOREAN WON)              OF US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  W    496,055   W    589,422   $    496,858
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Provision for loan losses...............................       411,487        236,219        199,122
    Provision for guarantees and acceptances................        (6,684)         9,841          8,296
    Depreciation and amortization...........................        68,314        104,238         87,868
    Accretion of discounts on long-term debt................        36,910            593            500
    Amortization on deferred loan fees and origination
      costs.................................................        22,641         52,941         44,627
    Amortization on investment debt securities..............        (3,501)        20,338         17,144
    Net (gain) loss on equity investments...................        (6,726)         8,683          7,319
    Net loss on valuation of trading assets.................         3,696         18,888         15,922
    Net gain on sales of available-for-sale securities......      (115,785)     (185,914)       (156,718)
    Impairment loss on investment securities................        18,506         42,567         35,881
    Net loss (gain) on disposal of premises and equipment...         4,474       (39,716)        (33,479)
    Net gain on sales of subsidiaries.......................            --       (20,760)        (17,500)
    Unrealized foreign exchange (gain) loss.................        (1,469)        47,888         40,368
    Minority interest in net (loss) income of
      subsidiaries..........................................          (859)        10,155          8,560
    Grant of stock option...................................         1,982          7,715          6,503
    Extraordinary gain on excess unallocated negative
      goodwill..............................................       (63,811)            --             --
    Impairment loss on goodwill.............................            --        137,002        115,487
    Write-down of other investments.........................        46,487         31,133         26,244
    Cumulative effect of changes in accounting principle....           196             --             --
    Net changes in:
      Restricted cash.......................................      (153,480)     (271,930)       (229,225)
      Trading assets........................................       681,537         28,167         23,744
      Other assets..........................................      (158,898)       731,655        616,754
      Trading liabilities...................................         1,876         12,257         10,332
      Accrued expenses and other liabilities................       666,042      (550,318)       (463,893)
                                                              ------------   ------------   ------------
        Net cash provided by operating activities...........     1,948,990      1,021,064        860,714
                                                              ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Net change in interest-bearing deposits in banks........       180,010        214,284        180,632
    Net change in call loans and securities purchased under
      resale agreements.....................................      (397,576)     1,309,410      1,103,776
    Proceeds from sales of available-for-sale securities....     6,627,718     10,554,089      8,896,644
    Purchases of available-for-sale securities..............    (7,023,724)  (11,985,755)    (10,103,477)
    Proceeds from maturities, prepayments and calls of
      held-to-maturity securities...........................     2,464,178      2,819,108      2,376,387
    Purchases of held-to-maturity securities................    (2,365,421)   (1,179,957)       (994,653)
    Loan originations and principal collections, net........    (5,809,696)  (10,260,858)     (8,649,463)
    Payments for repurchase of loans from Korea Asset
      Management Corporation................................       (49,348)      (51,769)        (43,639)
    Proceeds from sales of premises and equipment...........         7,571         71,327         60,126
    Payments for purchase of premises and equipment.........      (153,650)     (204,229)       (172,156)
    Net change in security deposits.........................        (3,096)      (20,622)        (17,383)
    Cash acquired from acquisition..........................       104,627         35,278         29,738
    Investments in affiliates...............................       (12,586)      (14,516)        (12,236)
    Disposal of equity interest in subsidiaries.............            --         30,795         25,959
    Acquisition of equity interest in subsidiaries..........        (2,688)     (431,535)       (363,766)
                                                              ------------   ------------   ------------
        Net cash used in investing activities...............  W (6,433,681)  W(9,114,950)   $ (7,683,511)
                                                              ------------   ------------   ------------

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                          2001          2002           2002
                                                       -----------   -----------   -------------
                                                                                    (UNAUDITED)
                                                            (IN MILLIONS OF        (IN THOUSANDS
                                                              KOREAN WON)             OF US$)
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in interest-bearing deposits.......  W 3,781,813   W 3,205,377    $ 2,701,995
     Net decrease in noninterest-bearing deposits....     (215,688)     (69,376)        (58,481)
     Net increase in secured borrowings..............      110,606       574,064        483,911
     Net (decrease) increase in short-term
       borrowing.....................................   (1,084,596)    1,043,586        879,698
     Proceeds from issuance of long-term debt........    2,968,866     7,740,273      6,524,718
     Repayment of long-term debt.....................   (1,210,095)  (4,546,953)     (3,832,886)
     Proceeds from issuance of common stock..........       64,220         2,124          1,791
     Purchases of treasury stock.....................     (476,642)          (6)             (5)
     Reissuance of treasury stock....................      271,622            --             --
     Cash dividends paid on common stock.............     (193,322)    (150,812)       (127,128)
     Redemption of preferred stock...................     (292,500)           --             --
     Retirement of common stock of subsidiaries......           --         (937)           (791)
                                                       -----------   -----------    -----------
       Net cash provided by financing activities.....    3,724,284     7,797,340      6,572,822
                                                       -----------   -----------    -----------
       Effect of exchange rate changes on cash.......          145       (1,297)         (1,094)
       Net decrease in cash and cash equivalents.....     (760,262)    (297,843)       (251,069)
CASH AND CASH EQUIVALENTS
Beginning of year....................................    1,340,429       580,167        489,056
                                                       -----------   -----------    -----------
End of year..........................................  W   580,167   W   282,324    $   237,987
                                                       ===========   ===========    ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Acquisitions
  Fair value of net assets acquired..................  W   276,443   W   298,169    $   251,344
  Cash acquired......................................      104,626        35,278         29,738
Cash paid for interest...............................    2,501,518     2,384,377      2,009,928
Cash paid for income taxes...........................      185,062       329,420        277,687
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Loans repurchased from Korea Asset Management
  Corporation in exchange for available-for-sale
  securities.........................................       39,914        75,288         63,465
Securities and other investments received in
  connection with loan restructuring.................      141,123        25,866         21,804
Change in cumulative translation adjustments, net of
  tax................................................        6,479       (6,199)         (5,225)
Change in unrealized gains on available-for-sale
  securities, net of tax.............................       27,164      (86,874)        (73,231)

  The accompanying notes are an integral part of these consolidated financial statements.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2002

1.  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BUSINESS

     Shinhan Financial Group Co., Ltd. is a financial holding company incorporated in the Republic of Korea ("Korea") under the Financial Holding Company Act of Korea. Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the "Group") engage in banking and a variety of related businesses to provide a wide range of financial services to corporations, governments, institutions and individuals.

     On September 1, 2001, the Group was formed through a business combination involving an exchange of the Group's common stock with the former stockholders of Shinhan Bank (the "Bank"), Shinhan Capital Co., Ltd. ("Shinhan Capital"), Shinhan Securities Co., Ltd. ("Shinhan Securities") and Shinhan Investment Trust Management Co., Ltd. ("Shinhan ITM"). The respective ratios of exchange for one share of the Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM's common stock into the Group's common stock and the related number of shares of the Group's common stock issued to the respective former stockholders are as follow:

                                                                             NUMBER OF
                                                                           SHARES OF THE
                                                                              GROUP'S
                                                                           COMMON STOCK
                                                      EXCHANGE RATIO          ISSUED
                                                      --------------   ---------------------
The Bank............................................           1            275,182,814
Shinhan Capital.....................................      0.3048              4,877,424
Shinhan Securities..................................      0.3594              8,570,322
Shinhan ITM.........................................      0.4642              3,713,632

     Upon formation of the Group, the Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM became wholly-owned subsidiaries of the Group, and the former stockholders of the Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM owned 94.13 percent, 1.67 percent, 2.93 percent and 1.27 percent of the Group, respectively, on September 1, 2001. The formation of the Group has been accounted for using the purchase method, with the Bank being the accounting acquirer. The consolidated financial statements of the Group prior to September 1, 2001 reflect the historical financial results of operations and financial position of the Bank as the predecessor entity.

     The Group is subject to the provisions of the Financial Holding Company Act of Korea and the Bank Act of Korea. The Bank also engages in the trust business subject to the Trust Business Act and other relevant laws.

 RISK AND UNCERTAINTIES

     The Asian financial crisis that began in 1997 has adversely affected the Korean economy, as well as those of other countries in the Asia Pacific region. Among other effects, the Asian financial crisis precipitated economic contractions, a reduction in the availability of credit, increased interest rates and inflation, adverse fluctuations in currency exchange rates, growth in the level of bankruptcies, increased unemployment and labor unrest. Such conditions have had an adverse impact on the operations of the Group. Further, these effects may be exacerbated as a result of current political tensions with the Democratic People's Republic of Korea ("North Korea"). Similarly, the Korean government has commenced an initiative to sponsor or broker the restructuring of large financially-troubled companies.

     Although economic conditions in Korea may have improved and some of the trends and conditions noted above may have reversed, the Group and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and in the Asia Pacific region. If these conditions have an

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES adverse effect on the Group, adjustments to the carrying amount of its loans and investments in amounts could be required, and such adjustments could be material to the consolidated financial statements.

 USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the fair values of financial instruments the allowance for loan losses, impairment of securities and deferred tax assets. Actual results could differ significantly from these estimates.

 BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements, which have been prepared in conformity with US GAAP, include the accounts of the Group and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Group accounts for investments in companies in which it owns voting or economic interest of 20 percent to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting. Investments in joint ventures, where the Group does not have unilateral control, are accounted for using the equity method of accounting. Investments in companies where the Group owns less than 20 percent and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. These investments are included in other assets and the Group's share of income or loss is included in other noninterest income or other noninterest expenses.

 FOREIGN CURRENCY TRANSLATION

     Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case assets and liabilities are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Income and expenses are translated at the weighted-average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders' equity on an after-tax basis.

     Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Korean Won using period-end exchange rates, and income and expense items are translated using average rates for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities which are recorded as a component of accumulated other comprehensive income within stockholders' equity on an after-tax basis.

 CASH AND CASH EQUIVALENTS

     For purposes of statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection and amounts due from banks, other financial institutions and the Bank of Korea ("BOK"), all of which have original maturities within 90 days.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

 SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the consolidated balance sheets at the amount for which the securities will be subsequently resold or repurchased, plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Group's policy is to take possession of securities under agreements to resell. The fair value of the securities is monitored, and additional collateral may be obtained when considered appropriate to protect the Group against credit exposure.

 TRADING ASSETS AND LIABILITIES

     The Group engages in trading activities for both its own account and on behalf of its customers. Trading assets and liabilities include securities and derivatives, and are carried at fair value, which is determined based upon quoted market prices, when available. When quoted market prices are not available, other pricing methods, such as pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee are used. Securities that are held principally for resale in the near term are recorded in the trading assets with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Trading instruments are carried at fair value on the trade date with changes in the fair value of trading positions recorded in earnings.

     Derivatives used for trading purposes include interest rate and foreign currency swaps, credit indexed contracts, options, caps and floors, warrants, futures and forwards. Also included are derivatives intended to serve as economic hedges of risk that do not qualify for hedge accounting. The Group recognizes changes in the fair value of trading derivatives as they occur in net trading profits. Derivatives executed on behalf of customers are carried at fair value with changes in fair value recorded in earnings, and are classified as trading assets when there is a positive fair value and trading liabilities when there is a negative fair value.

 DERIVATIVES AND HEDGING ACTIVITIES

     As part of its asset and liability management process, the Group uses various derivative instruments including interest rate and currency swaps, credit indexed contracts, options, futures and forward contracts, to manage various interest rate and foreign exchange exposures or modify interest rate characteristics of various balance sheet accounts.

     On January 1, 2001, the Group adopted the Statement of Financial Accounting Standards ("SFAS") No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Group's trading activities.

     For a derivative to qualify for hedge accounting, the hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item, the risk exposure being hedged, and the method of assessing hedge effectiveness. Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. The effectiveness of these hedging relationships is evaluated both prospectively and retrospectively at inception and on an on-going basis using quantitative measures of correlation.

     The short-cut method of hedge accounting assumes no ineffectiveness in a hedging relationship involving an interest rate swap and an interest-bearing asset or liability. The changes in the fair value or cash flows that are attributable to the risk being hedged will be completely offset at the hedge's inception and on an ongoing basis. Determination of hedge effectiveness involves documenting the critical terms of the hedging instrument and the hedged item to support the continual application of hedge accounting.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheets at fair value. If the derivative qualifies as a fair value hedge, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized together in earnings. The net amount, representing hedge ineffectiveness, is reflected in current earnings. The Group's fair value hedges are mainly the hedges of available-for-sale securities, loans and fixed rate debt. If the derivative is designated as a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in earnings. If hedge relationships are terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment will not be applied prospectively. The related hedging derivative is either terminated or transferred to the trading account.

     Derivatives entered into for nontrading purposes that do not qualify for hedge accounting treatment are classified as trading assets and liabilities. Such nontrading derivatives include interest rate swaps and cross currency swaps that are entered to hedge interest rate and foreign exchange risks. Certain of these derivatives are intended to be effective as economic hedges, but do not qualify for hedge accounting, mainly attributed to not meeting hedge documentation requirements.

 SECURITIES

     Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Trading securities are bought and held principally for the purpose of selling them in the near term. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     Purchase premiums and discounts are recognized in interest income and expense using the effective interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses and are not permitted to be subsequently reversed. Gains and losses on the sale of debt securities and equity securities are recorded on the trade date and are determined using the specific identification method and moving average method, respectively.

 OTHER INVESTMENTS

     The Group holds certain investments that are not within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other assets in the balance sheets and are accounted for at cost unless there is persuasive evidence of a decrease in value which is recorded as noninterest expense.

 INTEREST-BEARING DEPOSITS IN BANKS

     Interest-bearing deposits in banks maturing within one year are carried at cost.

 LOANS

     Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses and deferred loan fees and origination costs. Interest on loans is accrued at the effective interest rate and credited to income based on the principal amount outstanding.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The Group generally ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. In applying payments on delinquent loans, payments are applied first to delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

     Interest accruals are continued for past-due loans collateralized by customer deposits. Securities received by the Group involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security's fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

     The Group provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Unearned income is recognized using the effective interest method.

     Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Group derecognizes the loans from the balance sheet including any related allowance as of the date of sale, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings.

     Conversely, the Group only recognizes loans acquired from third parties on the balance sheet when the Group obtains control of the loans. Loans reacquired from third parties are also only recognized on the balance sheet when this criterion is met. Any outstanding recourse obligations are reversed to the extent that the liability is settled, and any resulting gain or loss on the reacquisition is recognized in earnings.

 ALLOWANCE FOR LOAN LOSSES

     The Group's allowance for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is management's best estimate of probable losses that have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Group's methodology for assessing the level of the allowance consists of two key elements, the specific allowance and the formula allowance.

     A specific allowance is calculated when a corporate loan is specifically identified as impaired. A corporate loan is considered impaired when, after consideration of current information and events, it is probable that the Group will be unable to collect all amounts, including principal and interest, according to the contractual terms of the loan. The Group considers the following types of loans to be impaired:

     - Loans classified as "substandard" or below according to asset classification guidelines of the Financial Supervisory Commission ("FSC");

     - Loans that are 90 days or more past due;

     - Loans which are "troubled debt restructurings" under US GAAP.

     Once a loan is identified as impaired, management measures the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any amounts deemed uncollectible are charged against the allowance for loan losses.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller balance corporate loans, managed on a portfolio basis, are also evaluated collectively for impairment.

     The allowance for smaller-balance loans is determined using several modeling tools, including a delinquency roll-rate model for credit cards, as well as a risk rating migration model for homogeneous pools of consumer and corporate loans. The loss factors developed through the use of such models are based on the Group's historical loss experiences and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

     The Group charges off unsecured consumer loan amounts past due greater than 180 days and the amount deemed uncollectible on financing leases is charged off when past due greater than one year.

     The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the balance sheet. The allowance for loan losses is re-established if loans are reacquired, at an amount measured at the date of reacquisition. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the year.

 ALLOWANCE FOR GUARANTEES AND ACCEPTANCES

     The Group analyzes its legally binding off-balance sheet commitments for possible losses associated with such commitments. The Group reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Group will record a liability in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in other liabilities.

 DEFERRED LOAN FEES AND ORIGINATION COSTS

     The Group recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. These costs relate to direct loan origination activities performed by the Group which include evaluating the prospective borrower's financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents, and closing the transaction. All other lending related costs, including costs related to activities performed by the Group for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration, are expensed as incurred.

 FORECLOSED ASSETS

     Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, the assets are carried at the lower of their carrying amounts or fair values, less cost to sell, based on periodic valuation reviews performed by management. Revenues and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

 SECURITIZATIONS

     The Group transfers loans to special purpose entities ("SPEs"), which in turn issue beneficial interests collateralized by such loans. These transactions have been accounted for as secured borrowings because the control over these loans has not been surrendered. As a result, the loans collateralizing these borrowings are

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES included as loans in the balance sheet accounts, and related beneficial interests issued, which pay interest at rates of 6.54 percent to 25 percent per annum, are included in secured borrowings.

 PREMISES AND EQUIPMENT

     Buildings, equipment and furniture, leasehold improvements and operating lease assets are stated at cost less accumulated depreciation and amortization. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment, furniture and operating lease assets is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.

     The Group capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a straight-line basis once the software is available for use.

     The estimated useful lives of premises and equipment are as follow:

Buildings...................................................   40   -  50   years
Equipment and furniture.....................................    2   -   5   years
Leasehold improvements......................................    4   -  10   years
Operating lease assets......................................    3   -   5   years
Capitalized software costs..................................    4   -   5   years

 GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill represents the excess of the cost of an acquired business in excess of the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own or in connection with a related contract, asset, or liability. The Group adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142") effective January 1, 2002. Prior to the effective date of SFAS No. 142, goodwill was amortized ratably into income over the estimated economic life. SFAS No. 142 does not permit the amortization of goodwill, rather it is tested at least annually for impairment. All other intangible assets, which have finite useful lives, are amortized over these periods, which range from 3 to 10 years on a straight-line basis. The Group did not have any goodwill or identifiable intangible assets prior to July 1, 2001.

     The Group's finite-lived intangible assets are comprised of core deposit, brokerage customer relationship and Korea Securities Finance Corporation ("KSFC") deposit intangibles. Core deposit intangibles represent the value of the funding provided by a base of acquired demand and savings accounts, which the Group can expect to maintain for an extended period of time because of generally stable customer relationships. Brokerage customer relationship intangibles reflect the value of revenue to be derived from a base of acquired customer brokerage accounts' trading activities, which the Group can expect to maintain for an extended period of time. KSFC deposit intangibles represent the positive spread realized on the differences between the interest rate paid to the customers and the interest rate earned on the deposit with KSFC, which the Group can expect to maintain for an extended period of time.

     The finite-lived intangibles are amortized using straight-line method over their estimated useful lives. The estimated weighted-average life of the core deposit intangibles, brokerage relationship intangibles and KSFC deposit intangibles are approximately 9, 3 and 3 years, respectively on a straight-line basis, reflecting the run-off of economic value.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

 IMPAIRMENT

     Annual impairment test for goodwill is carried out in two steps. The first step is to compare the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered to be not impaired; however, if the carrying amount of a reporting unit exceeds its fair value, an additional second procedure is performed. The additional procedure requires that the implied fair value of the reporting unit's goodwill be compared with the carrying amount of the related goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Goodwill must be tested for impairment at least annually, or more frequently if warranted.

     Long-lived assets, including certain identifiable intangibles with finite-lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis. The Group reports an asset to be disposed of at the lower of its carrying value or fair value less cost to sell.

 INTEREST EXPENSE

     Interest expense is recognized on an accrual basis.

 STOCK-BASED COMPENSATION

     The Group uses a fair value method of accounting for stock-based compensation provided to its employees and key executives. The Group values stock options issued based upon an option-pricing model and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest.

 COMMISSIONS AND FEES

     Commissions and fees from nontrust management include brokerage fees and commissions, and other fees and commissions. These fees are recognized over the period during which the related services are rendered.

 TRUST MANAGEMENT FEES

     The Group receives fees for its management of trust assets, which are recognized when earned. The Group is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period.

     In addition, the Group is liable to compensate trust account holders for losses incurred in certain trust accounts, subject to minimum return and principal guarantees. Such losses arising from the trusts underperforming the guaranteed level are accrued at the end of each applicable year when they are considered probable and reasonably estimable.

 INCOME TAXES

     There are two components of income tax expense, current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are recognized due to differences in the basis of assets and liabilities as measured by tax laws and

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES their basis as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

     Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forwards and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

 OTHER COMPREHENSIVE INCOME

     The Group records unrealized gains and losses related to securities classified as available-for-sale and foreign currency translation adjustments in other comprehensive income ("OCI") within stockholders' equity. Unrealized gains and losses on securities classified as available-for-sale securities are reclassified into net income as the gains or losses are realized upon sale of the securities, or when unrealized losses are deemed to be other-than-temporary. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon sale or liquidation of investments in foreign operations.

 CONVENIENCE TRANSLATION

     The Group operates primarily in Korea and its official accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of W1,186.30: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The US dollar amounts are unaudited and are not presented in accordance with US GAAP, and should not be construed as the Korean Won amounts represent, or have been, or could be converted into US dollars at that or any other rate.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

     Effective July 1, 2001, the Group adopted SFAS No. 141, Business Combinations. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method. Also under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements.

     Effective January 1, 2002, the Group adopted SFAS No. 142, Goodwill and Other Intangible Assets, which establishes the accounting and reporting for intangible assets acquired individually or with a group of other assets, but not those acquired in a business combination, at acquisition. It also addresses the accounting and reporting for goodwill and other intangible assets subsequent to an acquisition. The adoption of SFAS No. 142 has a material effect on the consolidated financial statements.

     Effective January 1, 2002, the Group adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be disposed of. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such as "held for sale". The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

     Effective October 1, 2002, the Group adopted SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES accounted for as goodwill. The impact of adopting SFAS No. 147 did not materially affect the consolidated financial statements.

     In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, with a few exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The Group is currently assessing the impact of SFAS No. 149 on its financial condition and results of its operations.

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Group is currently assessing the impact of SFAS No. 150 on its financial condition and results of its operations.

     In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Group to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 30. Management does not expect that the adoption of FIN 45 will have a material impact on the Group's financial position or its results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIEs' activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1, 2004 for VIEs created prior to February 1, 2003. The Group is currently assessing the impact of FIN 46 on its financial position and its operations.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

3.  BUSINESS CHANGES AND DEVELOPMENTS

 FORMATION OF SHINHAN FINANCIAL GROUP

     On September 1, 2001, the Group was formed through a business combination involving exchanges of the Group's common stock with the former stockholders of the Bank, Shinhan Capital, Shinhan Securities and Shinhan ITM as discussed in
Note 1.

     The fair value of the acquired net assets of Shinhan Capital, Shinhan Securities and Shinhan ITM amounted to 31,917 million Won, 253,880 million Won and 19,053 million Won, respectively. The acquired assets and liabilities of the Shinhan Capital, Shinhan Securities and Shinhan ITM were recorded at fair value, with the differences between the fair value of the net assets acquired and the purchase consideration representing goodwill or negative goodwill, as appropriate. With respect to the acquisitions of Shinhan Capital and Shinhan ITM, goodwill of 1,616 million Won and 2,432 million Won, respectively, was recognized. The acquisition of the Shinhan Securities resulted in negative goodwill, which was initially allocated to the identifiable intangible assets, premises and equipment on a pro rata basis. After those asset balances were reduced to zero, the remaining unallocated negative goodwill in the amount of 63,811 million Won was recognized as an extraordinary gain.

 ACQUISITION OF JEJU BANK

     On April 4, 2002, the Group acquired 51.0 percent of the total outstanding common stock of Jeju Bank from the Korea Depository Insurance Corporation ("KDIC"). On July 5, 2002, the Group acquired additional common stock from Jeju Bank and increased its ownership to 62.4 percent. The total purchase price was approximately 42,935 million Won in cash. The acquisition of Jeju Bank was accounted for using the purchase method and has been reflected in the consolidated financial statements as of the acquisition date. The fair value of net assets acquired amounted to 68,628 million Won. Furthermore, an initial negative goodwill of 25,693 million Won was recognized, and allocated to the identifiable intangible assets, premises and equipment on a pro rata basis.

 ACQUISITION OF GOOD MORNING SECURITIES CO., LTD. ("GOOD MORNING SECURITIES")

     Between June 18, 2002 and July 9, 2002, the Group acquired 31.7 percent of the total outstanding common stock of Good Morning Securities for approximately 405,216 million Won in cash. Subsequently, Good Morning Securities acquired 360,499 million Won of its own stock as treasury stock, increasing the Group's ownership in Good Morning Securities to 45.4 percent. On July 31, 2002, the Group contributed its 100 percent interest in Shinhan Securities to Good Morning Securities to obtain an additional 15.0 percent of ownership interest. The Group recognized a gain of 10,642 million Won on the sale of its 39.53 percent investment in Shinhan Securities. After the transaction, the Group effectively owned 60.47 percent of the combined entity, which changed its name to Good Morning Shinhan Securities Co., Ltd. ("Good Morning Shinhan Securities"). The aggregate fair value of net assets acquired amounted to 236,628 million Won. In connection with this acquisition, the Group recorded goodwill of 284,659 million Won. The goodwill was assigned to the brokerage and capital market units in the amounts of 247,029 million Won and 37,630 million Won, respectively. None of the amount is deductible for tax purpose.

 DISPOSAL OF SHINHAN ITM

     The Group sold 50.0 percent interest in its wholly-owned subsidiary, Shinhan ITM, to BNP Paribas in October 2002. Subsequently, Shinhan ITM changed its name to Shinhan BNP Paribas Investment Trust Management Co., Ltd., and became an equity investee of the Group.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

4.  RESTRICTED CASH

     The following table presents restricted cash at December 31:

                                                                2001        2002
                                                              --------   ----------
                                                              (IN MILLIONS OF WON)
Reserve deposits with the BOK...............................  W382,839   W  750,063
Cash restricted for investment activities...................   184,340      504,126
Deposits with insurance companies...........................    87,117       79,743
Other.......................................................    23,536       31,426
                                                              --------   ----------
  Total restricted cash.....................................  W677,832   W1,365,358
                                                              ========   ==========

     Reserve deposits with the BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Cash restricted for investment activities represents amounts that the Group is contractually restricted for lending purposes and is reserved solely for purposes of performing investment activities for its customers. Deposits with insurance companies are contractually restricted from being withdrawn prior to their maturities in 2003 and 2004.

5.  CALL LOANS AND SECURITIES PURCHASED UNDER RESALE AGREEMENTS

     Call loans and securities purchased under resale agreements, at their respective carrying values, consist of the following at December 31:

                                                                 2001        2002
                                                              ----------   --------
                                                              (IN MILLIONS OF WON)
Call loans..................................................  W1,809,407   W575,533
Securities purchased under resale agreements................       6,631         --
                                                              ----------   --------
  Total call loans and securities purchased under resale
     agreements.............................................  W1,816,038   W575,533
                                                              ==========   ========

     Interest income from call loans and securities purchased under resale agreements, which have been included in other interest income, amounted to 51,722 million Won and 41,461 million Won during the years ended December 31, 2001 and 2002, respectively.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

6.  TRADING ACTIVITIES

     Trading assets, at fair value, consist of the following at December 31:

                                                                2001        2002
                                                              --------   ----------
                                                              (IN MILLIONS OF WON)
Debt securities
  Korean Treasury and government agencies...................  W240,893   W  346,199
  Corporations..............................................   166,185      179,538
  Financial institutions....................................   299,154      204,341
Equity securities...........................................   151,315      195,581
Derivative instruments
  Foreign exchange derivatives..............................    24,534       68,712
  Interest rate derivatives.................................    70,941       55,162
  Credit derivatives........................................       580           --
  Equity derivatives........................................     2,186       15,398
                                                              --------   ----------
     Total trading assets...................................  W955,788   W1,064,931
                                                              ========   ==========

     Trading liabilities, at fair value, consist of the following derivative financial instruments at December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Derivative instruments
  Foreign exchange derivatives..............................  W 32,624    W 54,156
  Interest rate derivatives.................................    83,514      59,886
  Credit derivatives........................................       510          --
  Equity derivatives........................................     2,186      16,970
                                                              --------    --------
     Total trading liabilities..............................  W118,834    W131,012
                                                              ========    ========

     The following represents trading profits (losses) for the years ended December 31:

                                                                2001        2002
                                                              ---------   --------
                                                              (IN MILLIONS OF WON)
Debt securities.............................................  W(33,443)   W 8,365
Equity securities...........................................    27,740     (4,401)
Derivative instruments......................................    12,769     84,063
                                                              --------    -------
     Net trading profits....................................  W  7,066    W88,027
                                                              ========    =======

     For the years ended December 31, 2001 and 2002, net unrealized holding losses on trading securities of 3,696 million Won and 18,888 million Won, respectively, were included in net trading profits.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

7.  SECURITIES

     The amortized costs and estimated fair values of the Group's available-for-sale and held-to-maturity securities and the related unrealized gains and losses at December 31 are as follow:

                                                  2001                                                2002
                            -------------------------------------------------   -------------------------------------------------
                                           GROSS        GROSS                                  GROSS        GROSS
                            AMORTIZED    UNREALIZED   UNREALIZED                AMORTIZED    UNREALIZED   UNREALIZED
                               COST        GAINS        LOSSES     FAIR VALUE      COST        GAINS        LOSSES     FAIR VALUE
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                    (IN MILLIONS OF WON)
AVAILABLE-FOR-SALE
  SECURITIES
Debt securities
  Korean Treasury and
    governmental
    agencies..............  W2,180,137    W 67,667     W 8,482     W2,239,322   W2,181,307    W 49,596     W 1,360     W2,229,543
  Corporations............   1,369,378      59,117       7,929      1,420,566    1,234,389      27,229      31,038      1,230,580
  Financial
    institutions..........   1,802,237      35,010       6,579      1,830,668    2,077,089      31,586       6,093      2,102,582
  Foreign governments.....      11,075       4,252          --         15,327        5,412       2,228          --          7,640
  Mortgage-backed and
    asset-backed
    securities............     344,226       4,016         369        347,873      678,953       6,764         373        685,344
Marketable equity
  securities..............   1,167,964      67,526       1,938      1,233,552    2,469,456      21,082       9,519      2,481,019
                            ----------    --------     -------     ----------   ----------    --------     -------     ----------
    Total.................   6,875,017     237,588      25,297      7,087,308    8,646,606     138,485      48,383      8,736,708
                            ==========    ========     =======     ==========   ==========    ========     =======     ==========
HELD-TO-MATURITY
  SECURITIES
Debt securities
  Korean Treasury and
    governmental
    agencies..............   3,931,990     131,617       8,466      4,055,141    3,131,624     121,455         270      3,252,809
  Corporations............     645,609      13,476       1,075        658,010      439,270      15,360         382        454,248
  Financial
    institutions..........   1,087,942      14,680         350      1,102,272      563,246       8,476          29        571,693
  Mortgage-backed and
    asset-backed
    securities............     372,251       4,249          51        376,449      273,537       5,573          --        279,110
                            ----------    --------     -------     ----------   ----------    --------     -------     ----------
    Total.................  W6,037,792    W164,022     W 9,942     W6,191,872   W4,407,677    W150,864     W   681     W4,557,860
                            ==========    ========     =======     ==========   ==========    ========     =======     ==========

     The BOK is the central bank that establishes monetary policies for Korea. The Korea Development Bank ("KDB") is owned and controlled by the Korean government. Of the total amounts listed above in financial institutions category at December 31, 2001 and 2002, the fair value of available-for-sale debt securities includes 1,348,156 million Won and 1,304,866 million Won, respectively, that were issued by BOK and KDB. Of the total amounts listed above in financial institutions category at December 31, 2001 and 2002, the amortized cost of held-to-maturity debt securities includes 422,482 million Won and 210,853 million Won, respectively, that were related to BOK and KDB.

     The Group has recognized impairment losses on available-for-sale and held-to-maturity securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Available-for-sale securities...............................   W18,377     W41,427
Held-to-maturity securities.................................       129       1,140
                                                               -------     -------
     Total other-than-temporary impairment losses...........   W18,506     W42,567
                                                               =======     =======

     Any deterioration in Korean economic conditions, or in specific situations of the issuers of the securities, could adversely affect the fair value of securities held by the Group.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     Interest and dividends on securities are comprised of the following for the years ended December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Interest income.............................................  W963,403    W747,332
Dividends...................................................     1,524       1,779
                                                              --------    --------
     Total interest and dividend income.....................  W964,927    W749,111
                                                              ========    ========

     For the years ended December 31, 2001 and 2002, proceeds from sales of available-for-sale securities amounted to 6,627,718 million Won and 10,554,089 million Won, respectively. Gross realized gains amounted to 174,056 million Won and 268,958 million Won for the years ended December 31, 2001 and 2002, respectively. Gross realized losses amounted to 58,271 million Won and 83,044 million Won for the years ended December 31, 2001 and 2002, respectively.

     The amortized cost and estimated fair value of the Group's available-for-sale and held-to-maturity debt securities at December 31, 2002 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                     AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                       DEBT SECURITIES           DEBT SECURITIES
                                   -----------------------   -----------------------
                                   AMORTIZED                 AMORTIZED
                                      COST      FAIR VALUE      COST      FAIR VALUE
                                   ----------   ----------   ----------   ----------
                                                 (IN MILLIONS OF WON)
Within 1 year....................  W2,316,058   W2,347,884   W1,887,797   W1,936,148
Over 1 year through 5 years......   3,617,815    3,656,558    1,910,408    1,979,049
Over 5 years through 10 years....     239,670      247,538      518,807      546,497
Over 10 years....................       3,607        3,709          332          475
Securities not due at a
  single maturity date...........          --           --       90,333       95,691
                                   ----------   ----------   ----------   ----------
     Total.......................  W6,177,150   W6,255,689   W4,407,677   W4,557,860
                                   ==========   ==========   ==========   ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

8.  LOANS

     The composition of the loan portfolio at December 31 is as follows:

                                                              2001          2002
                                                           -----------   -----------
                                                             (IN MILLIONS OF WON)
Corporate
  Commercial and industrial..............................  W13,458,369   W15,800,896
  Other commercial.......................................    6,748,082     9,351,818
  Lease financing........................................      598,311       635,871
Consumer
  Mortgage and home equity...............................    7,252,472    11,539,104
  Credit cards...........................................    2,070,199     2,762,961
  Other consumer.........................................    3,537,429     4,961,738
                                                           -----------   -----------
     Total loans, gross..................................   33,664,862    45,052,388
     Deferred loan origination costs.....................       52,590        82,607
                                                           -----------   -----------
                                                            33,717,452    45,134,995
     Less: Allowance for loan losses.....................      720,318       995,725
                                                           -----------   -----------
     Total loans, net....................................  W32,997,134   W44,139,270
                                                           ===========   ===========

     During 2001 and 2002, the Group received convertible debt securities having a fair market value of 66,746 million Won and 1,356 million Won, respectively, and marketable equity securities having a fair market value of 74,377 million Won and 24,510 million Won, respectively, through the restructuring of 23 loans in 2001 and 31 loans in 2002, having an aggregate book value of 228,684 million Won in 2001 and 114,156 million Won in 2002. The Group recognized aggregate charge-offs of 87,561 million Won and 88,290 million Won related to these transactions during the years ended December 31, 2001 and 2002, respectively.

     Impaired loans are those on which the Group believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. The following table sets forth information about the Group's impaired loans at December 31:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Impaired loans with an allowance...........................  W1,010,118   W1,131,412
Impaired loans without an allowance........................     481,422      131,498
                                                             ----------   ----------
  Total impaired loans.....................................   1,491,540    1,262,910
                                                             ==========   ==========
Allowance for impaired loans...............................  W  384,569   W  479,693
Average balance of impaired loans during the year..........  W1,924,001   W1,310,670
Interest income recognized on impaired loans...............  W   66,659   W   41,517

     Included in the above table are smaller balance commercial loans managed on a portfolio basis which have been collectively identified as impaired amounting to 150,788 million Won and 176,508 million Won at December 31, 2001 and 2002, respectively.

     As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have an adverse effect on the Groups' debtors. The Group owns investment securities of and has loans outstanding to a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation for the adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the reserves for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Group's consolidated financial statements.

     The following table summarizes the changes in the allowance for loan losses and the allowance for guarantees and acceptances for the years ended December 31:

                                                      2001                                     2002
                                     --------------------------------------   ---------------------------------------
                                                   GUARANTEES                               GUARANTEES
                                                      AND                                      AND
                                       LOANS     ACCEPTANCES(1)     TOTAL       LOANS     ACCEPTANCES(1)     TOTAL
                                     ---------   --------------   ---------   ---------   --------------   ----------
                                                                   (IN MILLIONS OF WON)
Balance at beginning of the year...  W 827,947      W78,355       W 906,302   W 720,318      W71,671       W  791,989
Provision for loan losses..........    411,487                      411,487     236,219                       236,219
Provision for guarantees and
  acceptances......................                  (6,684)         (6,684)                   9,841            9,841
Allowance relating to
  Loans reacquired from Korea Asset
    Management Corporation subject
    to recourse....................     45,390           --          45,390      64,957           --           64,957
  Acquisition of Jeju Bank.........         --           --              --      20,413           --           20,413
  Acquisition of Good Morning
    Securities.....................         --           --              --      76,647           --           76,647
  Acquisition of Shinhan Capital...     63,613           --          63,613          --           --               --
  Acquisition of Shinhan ITM.......         18           --              18          --           --               --
  Acquisition of Shinhan
    Securities.....................     22,928           --          22,928          --           --               --
  Disposal of Shinhan ITM..........         --           --              --         (25)          --              (25)
                                     ---------      -------       ---------   ---------      -------       ----------
                                       131,949           --         131,949     161,992           --          161,992
    Charge-offs....................   (778,702)          --        (778,702)   (216,587)          --         (216,587)
    Recoveries.....................    127,637           --         127,637      93,783           --           93,783
                                     ---------      -------       ---------   ---------      -------       ----------
    Balance at end of the year.....  W 720,318      W71,671       W 791,989   W 995,725      W81,512       W1,077,237
                                     =========      =======       =========   =========      =======       ==========

---------------

Note:

(1) The allowance for guarantees and acceptances is included in other liabilities.

     The Group originates direct financing leases on certain machinery, computers, and various other equipment for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the term of the leases. The terms of the leases are generally from 1 to 12 years. The components of the net

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES investment in direct financing leases at December 31, which are included in the respective loan balances, are as follow:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Gross lease payments receivable.............................  W 672,739   W 696,380
Estimated unguaranteed residual values......................     59,679      51,215
Unearned income.............................................   (134,107)   (111,724)
                                                              ---------   ---------
                                                              W 598,311   W 635,871
                                                              =========   =========

     The scheduled maturities of net lease payments receivable at December 31 are as follow:

                                                               (IN MILLIONS
                                                                 OF WON)
                                                               ------------
YEAR ENDING
2003........................................................     W228,427
2004........................................................      167,302
2005........................................................      124,805
2006........................................................       75,323
Thereafter..................................................       40,014
                                                                 --------
  Total.....................................................     W635,871
                                                                 ========

9.  PREMISES AND EQUIPMENT

     Premises and equipment at December 31 are as follow:

                                                                2001         2002
                                                              ---------   ----------
                                                               (IN MILLIONS OF WON)
Land........................................................  W 178,312   W  232,977
Buildings...................................................    266,742      441,828
Equipment and furniture.....................................    305,896      414,494
Capitalized software costs..................................     32,204       41,499
Leasehold improvements......................................     61,361       73,791
Construction in progress....................................         --          160
Operating lease assets......................................     29,780      110,702
                                                              ---------   ----------
  Total premises and equipment, gross.......................    874,295    1,315,451
  Less: Accumulated depreciation and amortization...........   (344,386)    (487,013)
                                                              ---------   ----------
     Total premises and equipment, net......................  W 529,909   W  828,438
                                                              =========   ==========

     Depreciation expense on buildings, equipment and furniture, leasehold improvements and operating lease assets amounted to 59,769 million Won and 81,531 million Won, and amortization expense on software costs amounted to 7,575 million Won and 9,765 million Won for the years ended December 31, 2001 and 2002, respectively. Accumulated depreciation on operating lease assets at December 31, 2001 and 2002 were 977 million Won and 17,435 million Won, respectively.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

10.  GOODWILL AND INTANGIBLE ASSETS

     The Group recorded goodwill and finite-lived intangible assets of 284,659 million Won and 78,136 million Won, respectively, in connection with the acquisition of Good Morning Securities and merger between Good Morning Securities and Shinhan Securities in 2002. The Group also recorded core deposit intangible assets of 5,004 million Won in connection with the acquisition of Jeju Bank in 2002.

     The change in goodwill for the year ended December 31, 2002 is as follows:

                                                  GOOD MORNING
                                                    SHINHAN      SHINHAN   SHINHAN
                                                   SECURITIES    CAPITAL     ITM       TOTAL
                                                  ------------   -------   -------   ---------
                                                              (IN MILLIONS OF WON)
BALANCE AT BEGINNING OF THE YEAR................   W      --     W1,616    W 2,432   W   4,048
Acquisition.....................................     284,659         --         --     284,659
Disposition.....................................          --         --     (2,432)     (2,432)
Impairment loss.................................    (137,002)        --         --    (137,002)
                                                   ---------     ------    -------   ---------
BALANCE AT END OF THE YEAR......................   W 147,657     W1,616    W    --   W 149,273
                                                   =========     ======    =======   =========

     The uncertainties in the global and Korean economies have had a negative impact on the Korean financial market. The sharp decline in the market trading volume and the profitability margins on proprietary trading in the second half of the year 2002 have significantly decreased Good Morning Shinhan Securities' brokerage commission income and its trading profit, the main income streams of its respective units. The Group promptly reassessed all key assumptions underlying goodwill valuation, including those relating to short-term and long-term growth rates, profitability margins, and projected market share. As a result of the analysis, the Group determined that impairment charges of 115,450 million Won and 21,552 million Won were necessary related to goodwill recorded in connection with the acquisition of Good Morning Shinhan Securities' brokerage and capital market units because the fair value of each reporting unit was less than the book value of the respective unit at year end. The impairment charge was measured based on the difference between the implied fair value and the carrying amount of the goodwill in each respective reporting unit.

     The intangible assets subject to amortization consist of the following at December 31:

                                              2001                                 2002
                               ----------------------------------   ----------------------------------
                                GROSS                      NET       GROSS                      NET
                               CARRYING   ACCUMULATED    CARRYING   CARRYING   ACCUMULATED    CARRYING
                                AMOUNT    AMORTIZATION    AMOUNT     AMOUNT    AMORTIZATION    AMOUNT
                               --------   ------------   --------   --------   ------------   --------
                                                        (IN MILLIONS OF WON)
Core deposit.................    W --        W  --         W --     W 5,004      W   (443)    W 4,561
Brokerage customer
  relationship...............     970         (970)          --      68,327       (11,725)     56,602
KSFC deposit.................      --           --           --      10,779        (1,744)      9,035
                                 ----        -----         ----     -------      --------     -------
  Total intangible assets
     subject to
     amortization............    W970        W(970)        W --     W84,110      W(13,912)    W70,198
                                 ====        =====         ====     =======      ========     =======

     Amortization expense on intangible assets was 970 million Won and 12,942 million Won during the years ended December 31, 2001 and 2002, respectively. Estimated amortization expense for the years ended December 31, 2003, 2004, 2005, 2006, 2007, and thereafter is 30,602 million Won, 28,554 million Won, 6,029 million Won, 2,864 million Won, 523 million Won, and 1,626 million Won, respectively. The Group did not have any goodwill prior to July 1, 2001.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

11.  OTHER ASSETS

     Other assets consist of the following at December 31:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Accrued interest and dividends receivable..................  W  513,609   W  425,565
Receivables for foreign exchange spot contracts............     767,281      381,867
Accounts receivable........................................     254,604      205,266
Accrued income.............................................      82,134      129,790
Deferred tax assets........................................     205,691      257,677
Other investments..........................................     189,887      196,520
Prepaid expenses...........................................      18,025       27,188
Due from trust account.....................................     130,589           --
Others.....................................................      43,748       23,721
                                                             ----------   ----------
  Total other assets.......................................  W2,205,568   W1,647,594
                                                             ==========   ==========

12. DEPOSITS

     Deposits are as follow at December 31:

                                                                                    WEIGHTED-
                                                                                   AVERAGE RATE
                                                          2001          2002       PAID IN 2002
                                                       -----------   -----------   ------------
                                                         (IN MILLIONS OF WON)
INTEREST-BEARING DEPOSITS
  Interest-bearing demand deposits...................  W   281,550   W   639,954       1.39%
  Savings deposits...................................    9,223,762    10,561,867       1.85%
  Certificate of deposit accounts....................    2,866,823     2,781,649       4.90%
  Other time deposits................................   17,167,486    20,119,228       4.91%
  Mutual installment deposits........................    1,496,089     1,783,361       6.07%
                                                       -----------   -----------
                                                        31,035,710    35,886,059       4.05%
                                                       -----------   -----------
NONINTEREST-BEARING DEPOSITS
  Demand accounts....................................    1,183,651     1,162,528         --
                                                       -----------   -----------
     Total deposits..................................  W32,219,361   W37,048,587       3.93%
                                                       ===========   ===========

     Other time deposits include premium accounts for top customers, tax savings accounts for high net worth customers and savings accounts for household financing and foreign currency deposits.

     Mutual installment deposits enable customers to become eligible for mortgage and other consumer loans as well as corporate loans while maintaining an account with the Group.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The contractual maturities of certificate of deposits, other time deposits and mutual installment deposits at December 31 are as follow:

                                                               (IN MILLIONS OF
                                                                    WON)
                                                               ---------------
YEAR ENDING
2003........................................................     W22,111,772
2004........................................................       1,218,311
2005........................................................         552,963
2006........................................................         441,953
2007........................................................         194,843
Thereafter..................................................         164,396
                                                                 -----------
  Total.....................................................     W24,684,238
                                                                 ===========

     The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of deposit.

13.  SHORT-TERM BORROWINGS

     Short-term borrowings consist of borrowed funds with original maturities of less than one year at December 31:

                                                          2001                     2002
                                                 ----------------------   ----------------------
                                                              WEIGHTED-                WEIGHTED-
                                                               AVERAGE                  AVERAGE
                                                              INTEREST                 INTEREST
                                                  BALANCE       RATE       BALANCE       RATE
                                                 ----------   ---------   ----------   ---------
                                                              (IN MILLIONS OF WON)
Borrowings from the BOK........................  W1,403,499     2.93%     W  333,908     2.34%
Borrowings in foreign currencies...............   2,951,320     5.27%      4,067,622     2.49%
Borrowings from trust account..................     856,543     4.78%        375,212     4.40%
Call money.....................................     243,857     4.46%        150,508     3.96%
Other borrowings(1)............................     303,789     5.65%      2,067,346     5.66%
                                                 ----------               ----------
  Total short-term borrowings..................  W5,759,008               W6,994,596
                                                 ==========               ==========

---------------

Note:

(1) The majority of other borrowings relate to borrowings from other financial institutions.

     Total interest expense on short-term borrowings amounted to 338,504 million Won and 252,912 million Won, of which 48,202 million Won and 58,126 million Won, respectively, related to call money, during 2001 and 2002, respectively.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

14.  SECURED BORROWINGS

     A summary of the secured borrowings and relevant collateral at carrying values at December 31 is as follows:

                                                                      2001                                 2002
                                                       ----------------------------------   ----------------------------------
                                                                         COLLATERAL                           COLLATERAL
                                                        SECURED     ---------------------    SECURED     ---------------------
                                            MATURITY   BORROWINGS    LOANS     SECURITIES   BORROWINGS    LOANS     SECURITIES
                                            --------   ----------   --------   ----------   ----------   --------   ----------
                                                                                (IN MILLIONS OF WON)
Shinhan 1st Securitization Specialty
 L.L.C....................................  2003       W  142,100   W240,600   W       --   W  142,100   W240,600   W       --
 6.57%-15.00% senior collateralized
 bond obligation
Shinhan 2nd Securitization Specialty Co.,
 Ltd......................................  2003-          84,360    107,480          790       69,360     28,866        4,801
 6.54%-25.00% senior collateralized          2011
 bond obligation
Shinhan 3rd Securitization Specialty
 L.L.C....................................  2006               --         --           --      170,000    170,000           --
 7.00%-9.20% senior collateralized
 bond obligation
Shinhan 4th Securitization Specialty Co.,
 Ltd......................................  2008-              --         --           --       23,830     40,357          891
 10.00%-20.00% subordinated collateralized   2011
 bond obligation
Other securities sold under repurchase
 agreements...............................  2003-       3,861,902         --    4,105,913    4,300,609         --    4,643,759
 1.55%-15.60%                                2004
                                                       ----------   --------   ----------   ----------   --------   ----------
   Total secured borrowings...............             W4,088,362   W348,080   W4,106,703   W4,705,899   W479,823   W4,649,451
                                                       ==========   ========   ==========   ==========   ========   ==========

15.  LONG-TERM DEBT

     The following table is a summary of long-term debt (net of unamortized discounts) at December 31:

                                               INTEREST
                                              RATES (%)    MATURITY       2001         2002
                                              ----------   ---------   ----------   ----------
                                                                        (IN MILLIONS OF WON)
SENIOR
WON-DENOMINATED
  Notes payable to the Small Business
     Corporation............................   4.40-5.50        2005   W  261,876   W  265,735
  Notes payable to the Industrial Bank of
     Korea..................................   4.50-5.38   2003-2017      153,153      135,259
  Notes payable to the Institute of
     Information Technology Assessment......   2.95-6.25   2003-2011      117,138      131,198
  Notes payable to other Korean government
     funds..................................   1.00-6.70   2003-2017      294,377      345,883
  Fixed and floating rate
     debentures(1)(2).......................  4.85-15.00   2003-2048    2,084,064    5,541,329
  Other notes payable.......................   5.75-6.25   2004-2006       25,783       50,000
                                                                       ----------   ----------
     Subtotal...............................                            2,936,391    6,469,404
FOREIGN-DENOMINATED
  Floating rate debentures(1)...............   2.38-4.00   2003-2005      349,679      469,415
  Other floating rate notes payable(1)......   0.41-1.49   2003-2009      193,896       77,269
                                                                       ----------   ----------
     Subtotal...............................                              543,575      546,684
     Total Senior debt......................                            3,479,966    7,016,088
                                                                       ----------   ----------

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                                               INTEREST
                                              RATES (%)    MATURITY       2001         2002
                                              ----------   ---------   ----------   ----------
                                                                        (IN MILLIONS OF WON)
SUBORDINATED
WON-DENOMINATED
  Fixed rate debentures to insurance
     companies..............................   6.50-7.90   2007-2009      200,000      450,000
  Other fixed rate debentures(3)............  6.35-15.13   2003-2009    1,293,441    1,093,597
  Notes payable to insurance companies......  5.00-10.00   2007-2008       79,000       70,000
                                                                       ----------   ----------
     Subtotal...............................                            1,572,441    1,613,597
FOREIGN-DENOMINATED
  Floating rate debentures(1)...............        2.63%         --      150,000           --
                                                                       ----------   ----------
     Total subordinated debt................                            1,722,441    1,613,597
                                                                       ----------   ----------
       Long-term debt, gross................                            5,202,407    8,629,685
       Less: Unamortized discounts..........                             (325,960)    (395,033)
                                                                       ----------   ----------
       Long-term debt, net..................                           W4,876,447   W8,234,652
                                                                       ==========   ==========

---------------

Notes:

(1) Interest rates on floating rate debt are those rates in effect at December 31, 2002.

(2) Majority of these debentures are miscellaneous bank borrowings from individual lenders.

(3) Majority of these debentures are miscellaneous bank borrowings from corporate lenders and Korean governmental entities.

     Long-term debt is predominately denominated in Korean Won, US dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate (LIBOR) or the monthly Public Fund Prime Rate published by the Korean government, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 7.16 percent and 6.32 percent at December 31, 2001 and 2002, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

 DEBT MATURITY SCHEDULE

     The combined aggregate amount of all long-term debt by contractual maturities at December 31 is as follows:

                                                               (IN MILLIONS OF WON)
                                                               --------------------
YEAR ENDING
2003........................................................        W3,379,812
2004........................................................         1,443,197
2005........................................................         1,318,551
2006........................................................           478,982
2007........................................................           749,754
Thereafter..................................................         1,259,389
                                                                    ----------
  Long-term debt, gross.....................................         8,629,685
  Less: Unamortized discount................................          (395,033)
                                                                    ----------
  Long-term debt, net.......................................        W8,234,652
                                                                    ==========

16.  ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other liabilities at December 31 are comprised of the following:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Accrued interest and dividend payables.....................  W1,090,957   W1,079,269
Payables for foreign exchange spot contracts...............     768,475      381,360
Accrued severance benefits.................................     146,301      159,416
Accrued expenses...........................................      24,299       22,994
Accounts payable...........................................     413,258      230,760
Unearned income............................................      83,200       86,802
Income tax payable.........................................      10,825      164,782
Withholding value-added tax and other taxes................      43,886       75,432
Deferred tax liabilities...................................     122,956      119,898
Guarantee deposits received................................     118,904      155,524
Due to agencies............................................     188,704      200,442
Allowance for losses on guarantees and acceptances.........      71,671       81,512
Utility bill payments received on behalf of government.....     256,265      169,757
Others.....................................................     222,978      265,017
                                                             ----------   ----------
  Total accrued expenses and other liabilities.............  W3,562,679   W3,192,965
                                                             ==========   ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

17.  COMMISSIONS AND FEES

     Details of commissions and fees from nontrust management activities for the years ended December 31 are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Brokerage fees and commissions..............................  W 42,406    W170,160
Other fees and commissions:
  Credit card fees..........................................    93,904     122,038
  Commissions received on remittance........................    36,067      40,878
  Commissions received on import and export letters of
     credit.................................................    31,045      34,816
  Financial guarantee fees..................................    11,739      10,459
  Commissions received in foreign exchange activities.......    15,624      17,671
  Other fees................................................    39,072      77,873
                                                              --------    --------
     Total other fees and commissions.......................   227,451     303,735
                                                              --------    --------
       Total commissions and fees from nontrust
          management........................................  W269,857    W473,895
                                                              ========    ========

18.  OTHER NONINTEREST INCOME AND OTHER NONINTEREST EXPENSES

     Components of other noninterest income for the years ended December 31 are as follow:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Net foreign exchange gain...................................  W 81,043    W110,667
Gain on disposal of premises and equipment..................       113       1,013
Income on operating lease...................................     1,689      22,913
Rental income...............................................     6,981       8,077
Extinguished prescription of deposits.......................     5,187       5,106
Other.......................................................    28,055      55,342
                                                              --------    --------
  Total other noninterest income............................  W123,068    W203,118
                                                              ========    ========

     Components of other noninterest expenses for the years ended December 31 are as follow:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Miscellaneous taxes.........................................  W 26,461    W 75,748
Credit card fees............................................    23,308      44,635
Loss on disposal of premises and equipment..................     4,587      11,487
Loss on disposal of other real estate.......................    38,777       5,556
Other fees and commissions..................................    84,813      81,525
Others......................................................    17,134      43,520
                                                              --------    --------
  Total other noninterest expenses..........................  W195,080    W262,471
                                                              ========    ========

19.  EXTRAORDINARY GAIN

     On September 1, 2001, the Group acquired the remaining 85.72% of the outstanding common shares of Shinhan Securities that the Group did not already own. The exchange ratio was 0.3594 share of Shinhan

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Securities common stock into one share of the Group's common stock based on the relative stock price of the Group's common stock to the common stock of Shinhan Securities. The exchange ratio was approved by the shareholders of the Group and Shinhan Securities on August 9, 2001. The acquisition was accounted for using the purchase method.

     The purchase price for the outstanding shares of Shinhan Securities was approximately 95,088 million Won based on the fair value of our common stock at June 29, 2001, the merger agreement and announcement date. The fair value of 85.72% of net assets acquired was 253,879 million Won. The excess of the fair value of the net assets acquired over the purchase consideration resulted in a negative goodwill of 158,791 million Won.

     The following table summarizes the 85.72% of the estimated fair values of assets and liabilities of Shinhan Securities at the date of acquisition:

                                                              (IN MILLIONS
                                                                OF WON)
                                                              ------------
Cash and cash equivalents...................................    W 52,290
Deposits....................................................     153,970
Call loans..................................................       3,600
Trading assets..............................................     171,527
Securities..................................................      10,072
Loans, net of allowance for loan losses.....................      17,083
Other non-allocable assets(a)...............................      66,809
                                                                --------
     Total non-allocable assets.............................     475,351
                                                                --------
Premises and equipment......................................      47,824
Intangible assets:
  Brokerage customer relationship...........................      43,355
  Other.....................................................       3,801
                                                                --------
     Total assets...........................................    W570,331
                                                                ========
Due to depositors...........................................     166,797
Borrowings and debentures...................................     118,702
Other liabilities...........................................      30,953
                                                                --------
     Total liabilities......................................    W316,452
                                                                ========
Fair value of 85.72% of net assets..........................    W253,879
                                                                ========

---------------

(a) Other non-allocable assets primarily include deferred tax assets, security deposits, and other current assets.

     Pursuant to SFAS No. 141, the Group recognized 63,811 million Won of extraordinary gain for the year ended December 31, 2001, which is the excess negative goodwill after allocation to premises and equipment, brokerage customer relationship and other intangible assets.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

20.  COMMON STOCK

 ISSUANCES OF COMMON STOCK

     As of December 31, 2002, the Group had 292,361,125 shares of common stock issued and 262,487,063 shares of common stock outstanding, including 40,432,628 shares (13.8%) issued and 13,576,770 shares (4.64%) outstanding as global depositary shares, which are listed on the Luxembourg Stock Exchange.

     The Group is authorized to issue bonds with stock purchase warrants up to total par value of 500,000 million Won. At December 31, 2002, the Group had bonds with stock purchase warrants outstanding of 972 million Won exercisable to 194,324 shares of the Group's common stock.

     The holders of bonds with stock purchase warrants exercised their rights to purchase 13,876,572 and 16,933 shares of the Group's common stock in 2001 and 2002, respectively.

 TREASURY STOCK

     Korean Commercial Law requires companies involved in business combination transactions to obtain the approval of the acquiring company's stockholders and to provide an opportunity for dissenting stockholders to exercise appraisal rights. Upon exercise of the appraisal rights, these companies would be required to purchase stocks from those stockholders at a predetermined price.

     During the formation of the Group in 2001, the Bank, Shinhan Capital and Shinhan Securities purchased 3,376,216 shares, 429 shares and 99,468 shares of their respective common stock from dissenting stockholders. These shares were subsequently exchanged to the Group's common stock and became the Group's treasury stock. In addition, as part of the formation, the Group issued 38,958,609, 971,964 and 1,624,821 shares of common stock to exchange for all the existing treasury stock of the Bank, Shinhan Capital and Shinhan Securities, respectively.

     Prior to the formation of the Group, the Bank owned 4,800,000, 3,400,743 and 1,000,000 shares of Shinhan Capital, Shinhan Securities and Shinhan ITM, respectively. Shinhan Securities also owned 3,400,000 shares of Shinhan ITM's common stock. As part of the formation, these shares were also exchanged to the Group's common stock, which subsequently became the treasury stock of the Group.

     Subsequent to the formation of the Group, on December 14, 2001, 11,693,767 shares of the Group's treasury stock were reissued at 13,288 Won per share to BNP Paribas who owns 4.0 percent of the Group's outstanding common stock.

21.  REDEEMABLE PREFERRED STOCK

     Under the decision of Financial Supervisory Commission ("FSC") in accordance with the Act Concerning the Structural Improvement of the Financial Industry, the Bank took over certain assets, including loans classified as normal or special mentioned, and assumed substantially all of the liabilities of Donghwa Bank in 1998. On December 28, 1998, the Bank issued 58.5 million shares of noncumulative, nonparticipating 1 percent redeemable preferred stock with a par value of 5,000 Won to Korea Deposit Insurance Corporation ("KDIC") in exchange for KDIC marketable, noncallable bonds having a face amount of 292,500 million Won. The issuance of the redeemable preferred stock and the purchase of the bonds from KDIC were effected to improve its Bank of International Settlements ("BIS") ratio after the purchase and assumption arrangement related to Donghwa Bank.

     The KDIC bonds are guaranteed by the Korean government and were scheduled to mature in March 2004. Interest on the bonds is paid quarterly and principal is payable in full at maturity. The KDIC bonds bear interest of 1 percent per annum, and the preferred stock is subject to a noncumulative dividend of 1 percent. The preferred stock is redeemable pursuant to a set redemption schedule. Preferred stock that is

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES not redeemed at the scheduled redemption date is subject to an increased dividend rate equal to the current market rate of the KDIC bonds at such date.

     In August 2001, the Bank repurchased all of the preferred stock prior to the formation of the Group. In connection with these redemptions, KDIC redeemed all of the bonds issued to the Bank. As of December 31, 2001, there were no remaining preferred stock or bonds outstanding. Interest income on the bonds was netted against the dividends declared on the preferred stock, resulting in no net effect on operations or retained earnings in 2001.

22.  RETAINED EARNINGS

     Retained earnings consist of the following at December 31:

                                                                2001        2002
                                                              --------   ----------
                                                              (IN MILLIONS OF WON)
Appropriated retained earnings for legal reserve............  W     --   W   22,076
Unappropriated retained earnings............................   638,296    1,054,830
                                                              --------   ----------
  Total retained earnings...................................  W638,296   W1,076,906
                                                              ========   ==========

     The Financial Holding Company Act requires the Group to appropriate as a legal reserve an amount equal to a minimum of 10 percent of annual net income until such reserve equals 100 percent of its paid-in capital. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any, by an appropriate resolution of the Group's board of directors.

     Pursuant to the Tax Preferential Control Law, the Group is required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any.

     Pursuant to the Korean tax laws, the Group is allowed to claim the amount of retained earnings appropriated to reserves for overseas investment losses as a deduction from taxable income for tax reporting purposes. These reserves are not available for payment of dividends until used for the specified purpose or reversed.

     At December 31, 2001 and 2002, the Group did not have any required reserves for business rationalization and for overseas investment losses.

23.  REGULATORY REQUIREMENTS

     The Group and the Bank are subject to various regulatory capital requirements administered by the FSC as well as the Basel Committee on Banking Regulations and Supervisory Practices/BIS guidelines. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Group's consolidated financial statements.

     In conformity with the FSC regulation on financial holding companies, the Group applied the net equity to requisite capital ratio calculated under FSC guidelines to evaluate capital adequacy. All Korean financial holding companies must meet the minimum requisite capital ratio of 100 percent, as regulated by the FSC. Requisite capital as required by FSC represents the sum of the minimum equity capital amount to meet the 8 percent minimum capital adequacy ratio requirements for the Bank, 8 percent of the holding company's total assets including off-balance assets and 8 percent of the direct subsidiaries' total assets including off-balance assets.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The guidelines also require that the computation be based on the Group's consolidated financial statements under accounting principles generally accepted in Korea ("Korean GAAP") which vary in certain significant respects from US GAAP.

     The Group's requisite capital adequacy ratio mandated by the FSC, is presented in the table below at December 31:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON,
                                                             EXCEPT CAPITAL RATIOS)
Equity Capital.............................................  W3,903,850   W4,842,795
Requisite Capital..........................................   2,904,023    3,698,754
Requisite Capital Ratio....................................      134.43%      130.93%

     In conformity with the FSC and the Basel Committee on Banking Regulations and Supervisory Practices/BIS guidelines, the Bank applies the BIS risk-adjusted capital ratios to evaluate its capital adequacy. Banking organizations engaged in international banking are required to maintain a minimum 8 percent total risk-based capital ratio calculated by dividing total risk-adjusted capital by total risk-weighted assets, including a Tier 1 capital ratio of at least 4 percent. In the event the Bank does not maintain a consolidated BIS ratio of 8 percent, it is subject to corrective actions recommended by the FSC based on the actual financial position and capital ratio of the Bank.

     As required by the FSC guidelines, the following capital ratios are calculated based on the Bank's consolidated financial statements under Korean GAAP which vary in certain significant respects from US GAAP at December 31:

                                                              2001          2002
                                                           -----------   -----------
                                                             (IN MILLIONS OF WON,
                                                            EXCEPT CAPITAL RATIOS)
Tier 1 capital...........................................  W 2,955,932   W 2,749,354
Tier 2 capital...........................................    1,343,492     1,707,140
Less: Investment in nonconsolidated equity
  investees(1)...........................................           --       (48,911)
                                                           -----------   -----------
     Total risk-adjusted capital.........................  W 4,299,424   W 4,407,583
                                                           ===========   ===========
Risk-weighted assets
  On-balance sheet assets................................  W31,974,792   W37,035,716
  Off-balance sheet assets...............................    3,797,224     3,351,610
                                                           -----------   -----------
     Total risk-weighted assets..........................  W35,772,016   W40,387,326
                                                           ===========   ===========
Capital adequacy ratio...................................        12.02%        10.91%
  Tier 1 capital ratio...................................         8.26%         6.81%
  Tier 2 capital ratio...................................         3.76%         4.23%

---------------

Note:

(1) Equity investees engaged in banking and financial activities in which the Bank owns more than 15 percent are deducted from total capital, not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSC.

     Effective January 1, 2002, in addition to the existing capital ratio calculations, all banks in Korea are required to report to the FSC an alternative set of capital ratios with components based on credit and market

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES risks. The Bank is subject to the same existing requirements to maintain minimum adequacy ratios at December 31:

                                                                        2002
                                                               ----------------------
                                                                (IN MILLIONS OF WON,
                                                               EXCEPT CAPITAL RATIOS)
Tier 1 capital..............................................        W 2,749,354
Tier 2 capital..............................................          1,658,229
                                                                    -----------
  Total risk-adjusted capital...............................          4,407,583
                                                                    -----------
  Total risk-weighted assets................................        W40,358,227
                                                                    ===========
Capital adequacy ratio......................................              10.92%
  Tier 1 capital ratio......................................               6.81%
  Tier 2 capital ratio......................................               4.11%

24.  INCOME TAXES

     Allocation of national and local income taxes between current and deferred portions is as follows for the years ended December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
CURRENT TAX EXPENSE
  National..................................................  W168,238    W299,473
  Local.....................................................    16,824      29,947
                                                              --------    --------
     Total current tax expense..............................   185,062     329,420
                                                              --------    --------
DEFERRED TAX EXPENSE (BENEFIT)
  National..................................................    34,798      (8,276)
  Local.....................................................     3,480        (828)
                                                              --------    --------
     Total deferred tax expense (benefit)...................    38,278      (9,104)
                                                              --------    --------
     Total tax expense......................................  W223,340    W320,316
                                                              ========    ========

     The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholder's equity.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31 is as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON,
                                                                EXCEPT TAX RATES)
Statutory tax rate..........................................      30.8%       29.7%
Income before income tax expense, minority interest,
  extraordinary items and cumulative effect of changes in
  accounting principle......................................  W654,921    W919,893
                                                              --------    --------
Prima facie tax calculated at the statutory tax rate........   201,716     273,208
Income not assessable for tax purposes......................    (3,313)     (5,134)
Expenses not deductible for tax purposes....................     6,793       6,086
Impairment loss on goodwill.................................        --      40,690
Adjustment for overseas tax rates...........................    (2,050)     (1,473)
Change in statutory tax rate................................     3,084          --
Increase in valuation allowance.............................    10,472       1,720
Other.......................................................     6,638       5,219
                                                              --------    --------
Income tax expense..........................................  W223,340    W320,316
                                                              ========    ========

     The components of net deferred income tax assets ("DTA") and liabilities, included in other assets and other liabilities, respectively, at December 31, are as follow:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
DEFERRED INCOME TAX ASSETS
  Allowance for loan losses.................................  W  79,601   W  87,225
  Allowance for guarantees and acceptances..................     37,647      38,989
  Valuation of trading assets...............................        155      13,307
  Premises and equipment....................................     40,674      45,953
  Available-for-sale securities.............................     98,659      92,477
  Other assets..............................................      8,510       4,034
  Other temporary differences...............................      6,251       3,857
  Net operating losses carry forward........................     13,713      70,860
                                                              ---------   ---------
                                                                285,210     356,702
     Less: Valuation allowance..............................    (10,472)    (69,299)
                                                              ---------   ---------
     Deferred income tax assets.............................    274,738     287,403
                                                              ---------   ---------

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
DEFERRED INCOME TAX LIABILITIES
  Valuation of trading assets...............................    (19,887)     (2,375)
  Foreign exchange contracts and derivative instruments.....       (146)     (7,224)
  Allowance for loan losses.................................     (2,997)     (8,318)
  Accrued interest and dividend receivable..................    (98,338)    (65,144)
  Accrued interest and dividend payable.....................     (1,385)     (5,412)
  Other assets..............................................         (8)    (26,314)
  Other temporary differences...............................       (195)     (5,111)
                                                              ---------   ---------
     Deferred income tax liabilities........................   (122,956)   (119,898)
                                                              ---------   ---------
       Net deferred income tax assets, including OCI related
          DTA...............................................    151,782     167,505
       Less: OCI related DTA................................    (69,047)    (29,726)
                                                              ---------   ---------
       Net deferred income tax assets excluding, OCI related
          DTA...............................................  W  82,735   W 137,779
                                                              =========   =========

     Management believes it is uncertain whether certain subsidiaries will generate sufficient profits to offset their tax losses in 2001 and 2002. Accordingly, a valuation allowance totaling 10,472 million Won and 69,299 million Won in 2001 and 2002, respectively, has been established for deferred income tax assets related to net operating losses ("NOLs") that may not be realized. At December 31, 2001 and 2002, the subsidiaries of the Group had tax NOLs totaling 46,171 million Won and 238,581 million Won, respectively. These losses expire in the period ranging from 2003 to 2005.

25.  EARNINGS PER SHARE

     Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustment to income that would result from the assumed issuance. Dilutive potential common stocks that may be issued by the Group relate solely to outstanding stock options and bonds with stock purchase warrants, and are determined using the treasury stock method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The following table is a summary of the computation of earnings per share for the years ended December 31:

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON,
                                                              EXCEPT PER SHARE DATA)
BASIC EPS
  Net income before extraordinary gain and cumulative effect
     of changes in accounting principle.....................   W432,440     W589,422
  Extraordinary gain........................................     63,811           --
  Cumulative effect of changes in accounting principle......       (196)          --
                                                               --------     --------
  Net income................................................    496,055      589,422
                                                               --------     --------
  Weighted-average number of common stocks outstanding
     (thousands)............................................    254,680      262,480
Net income per share
  Net income before extraordinary gain and cumulative effect
     of changes in accounting principle.....................      1,698        2,246
  Extraordinary gain........................................        251           --
  Cumulative effect of changes in accounting principle......         (1)          --
                                                               --------     --------
       Basic net income per share...........................   W  1,948     W  2,246
                                                               ========     ========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON,
                                                              EXCEPT PER SHARE DATA)
DILUTED EPS
  Net income before extraordinary gain and cumulative effect
     of changes in accounting principle.....................   W432,440     W589,422
  Plus: Dividends on convertible preferred stock............      1,796           --
                                                               --------     --------
  Net income before extraordinary gain and cumulative effect of changes in accounting principle for purposes of
     computing diluted net income per share.................    434,236      589,422
  Extraordinary gain........................................     63,811           --
  Cumulative effect of changes in accounting principle......       (196)          --
                                                               --------     --------
  Net income for purposes of computing diluted net income
     per share..............................................   W497,851     W589,422
                                                               --------     --------
  Weighted-average number of common stock outstanding
     (thousands)............................................    254,680      262,480
  Dilutive effect of convertible preferred stock
     (thousands)............................................     37,504           --
  Dilutive effect of bond with warrants (thousands).........      7,031          288
  Dilutive effect of stock options (thousands)..............         --           44
                                                               --------     --------
  Weighted-average number of common stock outstanding,
     assuming dilution (thousands)..........................    299,215      262,812
                                                               --------     --------
Net income per share
  Net income before extraordinary gain and cumulative effect
     of changes in accounting principle.....................   W  1,451     W  2,243
  Extraordinary gain........................................        213           --
  Cumulative effect of changes in accounting principle......         (1)          --
                                                               --------     --------
     Diluted net income per share...........................   W  1,663     W  2,243
                                                               ========     ========

26.  EMPLOYEE SEVERANCE PLAN

     Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Group, based on their length of service and rates of pay at the time of termination ("severance plan"). Under the Korean National Pension Fund Law, the Group was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. The Group has no additional liability once the amount has been contributed, thus the Group deducts contributions made to the National Pension Fund from its accrued employee severance plan obligations. The compensation cost of employees' severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

     Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment ("interim severance payment"). Such withdrawal was included in the amount of plan payments for both years. Total interim severance payment made by the Group in 2001 and 2002 was 9,962 million Won and 17,961 million Won, respectively.

     The Group paid termination benefits of 8,235 million Won and 19,578 million Won for the years ended December 31, 2001 and 2002, respectively.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     Accrued employee severance plan obligations included in other liabilities at December 31 are as follow:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
BALANCE AT BEGINNING OF THE YEAR............................  W161,392    W193,227
Severance benefit expense...................................    47,310      50,623
Balance from the acquisition of subsidiaries................     2,722      19,054
Plan payments...............................................   (18,197)    (37,539)
                                                              --------    --------
                                                               193,227     225,365
Less: Balance of payments remaining with National Pension
  Fund and Severance Insurance Deposit......................   (46,926)    (65,949)
                                                              --------    --------
BALANCE AT END OF THE YEAR..................................  W146,301    W159,416
                                                              ========    ========

27.  EMPLOYEE STOCK OPTION PLANS

     The Group has various stock-based compensation plans to reward its employees and key executives of the Group. The Group measures stock-based compensation expense using the fair value based method of accounting.

     Compensation cost against income was 1,982 million Won and 7,715 million Won in 2001 and 2002, respectively. The per share weighted fair value of the stock options granted to employees and key executives of the Group and the Bank were 7,364 Won and 3,222 Won for fiscal year 2001, respectively, and 10,443 Won and 7,359 Won for fiscal year 2002, respectively. These amounts were estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted-average assumptions used for grants made in 2001 and 2002 are as follow:

                                                                 2001         2002
                                                              ----------   ----------
Risk-free interest rate.....................................        5.58%        6.33%
Expected lives..............................................  4.50 years   4.01 years
Expected volatility.........................................       69.82%       58.39%
Expected dividend rate......................................        5.81%        4.21%

 SHINHAN FINANCIAL GROUP PLAN

     The Group has authorized 58,472,225 shares of options to be granted to certain executives of the Group to purchase its common stock. On May 22, 2002, the Group granted certain executives of the Group, the Bank, and Shinhan Capital 1,004,200 options at an exercise price of 18,910 Won per share, with a vesting period of 2 years. For the options granted, the Group may issue common stock or pay in cash the difference between the exercise and market price at the date of exercise. Restrictions on the grants include continued employment for a specified period and lapse after the second year of vesting. Upon vesting, options may be exercised between 3 to 6 years from the grant date. Certain performance goals need to be attained for the options to be exercisable.

 SHINHAN BANK PLAN

     The Bank has authorized 24,436,037 shares of options to be granted to purchase its common stocks. On March 5, 2001, the Bank granted certain executives 265,000 options at an exercise price of 13,900 Won per share, with a vesting period of 2 years. For the granted options, the Bank may issue common stock or pay in cash the difference between the exercise and the market price at the date of exercise. Restrictions on the grants include continued employment for a specified period and lapse after the second year of vesting. Upon

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES vesting, options may be exercised between 4 to 6 years from the grant date. Certain performance goals need to be attained for the vested options to be exercisable. Subsequent to the formation of the Group, all outstanding shares of the Bank's common stock were exchanged for the Group's common stock. The Bank's common stock is no longer publicly traded.

     Change in options during the years ended December 31, is as follows:

                                             SHINHAN FINANCIAL GROUP              SHINHAN BANK
                                           ----------------------------   ----------------------------
                                                       WEIGHTED-AVERAGE               WEIGHTED-AVERAGE
                                           NUMBER OF    EXERCISE PRICE     NUMBER      EXERCISE PRICE
                                            SHARES        PER SHARE       OF SHARES      PER SHARE
                                           ---------   ----------------   ---------   ----------------
                                                            (WON)                          (WON)
Outstanding at January 1, 2001...........         --       W    --         280,000        W11,700
Granted..................................         --            --         265,000         13,900
Forfeited................................         --            --         (15,906)        11,700
                                           ---------                       -------
Outstanding at December 31, 2001.........         --            --         529,094         12,802
                                           ---------                       -------
Granted..................................  1,004,200        18,910              --             --
Forfeited................................         --            --         (56,551)        13,770
                                           ---------                       -------
Outstanding at December 31, 2002.........  1,004,200       W18,910         472,543        W12,686
                                           =========                       =======
Exercisable at December 31, 2002.........         --                            --

     Information pertaining to options outstanding at December 31, 2002 is as follows:

                                                       SHINHAN FINANCIAL GROUP
                          ----------------------------------------------------------------------------------
                               OPTIONS OUTSTANDING
                          ------------------------------                           OPTIONS EXERCISABLE
                                        WEIGHTED-AVERAGE                      ------------------------------
                            NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------            -----------   ----------------   ----------------   -----------   ----------------
                                                                (WON)                            (WON)
W18,910.................   1,004,200       3.39 years          W18,910            --              W --

                                                             SHINHAN BANK
                          ----------------------------------------------------------------------------------
                               OPTIONS OUTSTANDING
                          ------------------------------                           OPTIONS EXERCISABLE
                                        WEIGHTED-AVERAGE                      ------------------------------
                            NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICES           OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------           -----------   ----------------   ----------------   -----------   ----------------
                                                                (WON)                            (WON)
W11,700.................    260,764        1.74 years          W11,700             --             W --
W13,900.................    211,779        2.68 years           13,900             --               --
                            -------        ----------          -------           ----             ----
                            472,543        2.16 years          W12,686             --             W --
                            =======        ==========          =======           ====             ====

28.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Group's various financial instruments. In cases where quoted market prices are not available, the fair values are estimated using present value or other valuation techniques.

     Those techniques are significantly affected by the assumptions used, which include expected future cash flows and discount rates. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from the scope

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES of SFAS No. 107, Disclosure about Fair Value of Financial Instruments. Accordingly, the aggregate fair value amount of the items presented under SFAS No. 107 may not necessarily represent the total underlying fair value of the Group since the fair value of the excluded items are not obtained.

     The following methods and assumptions are used by the Group in estimating fair value disclosures for its financial instruments:

     Assets and Liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, accrued interest and dividends receivable, accrued interest payable, security deposits, other asset except for nonmarketable equity investments and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.

     Interest-bearing deposits in banks: The carrying amounts of short-term interest-bearing deposits approximate their fair value. Fair value of other interest-bearing deposits is estimated using discounted cash flow analysis on current rates for similar types of deposits.

     Trading assets/liabilities: Fair values for trading assets, including derivative financial instruments so classified are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except for certain options and swaps for which pricing models are used.

     Securities: Fair values for available-for-sale and held-to-maturity securities are based on quoted market prices, or quoted market prices of comparable instruments if the quoted market prices are not available.

     Nonmarketable equity investments: Nonmarketable equity investments, which are recorded in other assets, consist primarily of private equity investments. The fair values of these investments are based on the latest obtainable net asset value of the investees and adjusted for impairment losses.

     Loans: Loans and advances are net of allowance for loan losses. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

     Deposits: The carrying amounts of variable-rate interest and noninterest-bearing deposits approximate their fair values at the balance sheet date. Fair values for fixed rate interest-bearing deposits are estimated using discounted cash flow analysis using interest rates currently offered for deposits with similar maturities.

     Short-term borrowings: The carrying amounts of call money, securities sold under repurchase agreements and short-term borrowings approximate their fair values due to their short-term nature and negligible losses due to credit risks.

     Long-term debt: The fair values of the Group's long-term borrowings are estimated based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow analysis is used based on the Group's current incremental borrowing rates for similar types of borrowing arrangements.

     Derivative financial instruments: All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices, dealer or counterparty quotes, where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The estimated fair values, and related carrying or notional amounts of the Group's financial instruments at December 31, are as follow:

                                                   2001                       2002
                                          -----------------------   ------------------------
                                           CARRYING                  CARRYING
                                            AMOUNT     FAIR VALUE     AMOUNT      FAIR VALUE
                                          ----------   ----------   -----------   ----------
                                                         (IN MILLIONS OF WON)
Financial assets
  Financial assets for which carrying
     value approximates fair value......  W3,653,433   W3,653,433   W 3,583,035   W3,583,035
  Interest-bearing deposits in banks....     254,735      254,735       124,764      124,764
  Trading assets........................     955,788      955,788     1,064,931    1,064,931
  Securities............................  13,125,100   13,279,180    13,144,385   13,294,568
  Loans.................................  32,997,134   32,929,652    44,139,270   44,720,990
  Nonmarketable equity investments
     included in other assets...........     189,887      193,330       196,520      203,352
Financial liabilities
  Financial liabilities for which
     carrying value approximates fair
     value..............................  W3,562,679   W3,562,679   W 3,192,965   W3,192,965
  Deposits..............................  32,219,361   32,807,271    37,048,587   37,494,205
  Trading liabilities...................     118,834      118,834       131,012      131,012
  Short-term borrowings.................   5,759,008    5,759,008     6,994,596    6,994,596
  Secured borrowings....................   4,088,362    4,079,437     4,705,899    4,696,447
  Long-term debt........................   4,876,447    5,060,236     8,234,652    8,472,994

     The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

29.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On January 1, 2001, the Group adopted SFAS No. 133 for its derivative instruments. For the years ended December 31, 2001 and 2002, the Group applied hedge accounting exclusively to those interest rate swap transactions that qualified for the short-cut method. Since the Group assumed no ineffectiveness for those transactions, no ineffective portion was recognized in the consolidated statements of income for both years presented. The adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax reduction to net income of 196 million Won, relating principally to the recognition of the ineffective portion of the fair value hedges in earnings, and an after-tax increase in other comprehensive income of 242 million Won, relating principally to the termination of the synthetic accounting treatment for the interest rate swaps qualified as hedges prior to the adoption.

     In the normal course of business, the Group enters into derivatives and foreign exchange contracts to help its customers manage their risk exposures. The Group also uses derivative instruments for its own trading accounts and to manage its asset and liability exposures to interest rate and foreign exchange risks.

     The Group uses interest rate derivatives principally to manage exposures to fluctuations in fair value due to interest rate risk. Pay-fixed receive-variable interest rate swap contracts are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES both interest and principal amounts in two different currencies to manage exposures to fluctuations in fair value due to foreign exchange risks. Cross-currency swaps are used by the Group to convert its assets and funding from functional currency to local currency.

     Derivative instruments may expose the Group to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that losses may occur from counterparty's failure to perform according to the terms of the contract, when the value of collateral held, if any, is not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management's credit evaluation of each counterparty.

     The majority of the derivatives do not qualify for hedge accounting under SFAS No. 133 and are reclassified from derivatives originally qualified as hedging derivatives under pre-SFAS No. 133 standards to trading derivatives after the adoption, except for those qualified under the short-cut method. Management of the Group plans to implement hedge accounting to contracts entered into in the future by meeting the hedge accounting criteria.

30.  COMMITMENTS AND CONTINGENCIES

 LEGAL PROCEEDINGS

     Various legal claims arise from time to time in the normal course of business, which in the opinion of management, will have no material effect on the Group's consolidated financial statements.

 LEASE COMMITMENTS

     At December 31, 2002, the Group is obliged under a number of noncancelable operating leases for premises and equipment used primarily for banking purposes. Total rental expense for the years ended December 31, 2001 and 2002 was 33,738 million Won and 38,375 million Won, respectively. Pursuant to the terms of noncancelable lease agreements pertaining to premises and equipment, in effect at December 31, 2002, future minimum rent commitment under various operating leases is as follows:

                                                               (IN MILLIONS OF WON)
                                                               --------------------
YEAR ENDING
2003........................................................         W13,474
2004........................................................           8,650
2005........................................................           2,670
2006........................................................           1,153
2007........................................................             731
Thereafter..................................................             518
                                                                     -------
                                                                     W27,196
                                                                     =======

     In lieu of rent, certain lease agreements require the Group to advance a noninterest-bearing refundable deposit to the landlord for the Group's use during the lease term. The amount of the advance is determined by the prevailing market rate. The Group has recorded rental expense and interest income related to these leases of 17,113 million Won and 19,440 million Won on deposit balances of 361,162 million Won and

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

451,072 million Won for the years ended December 31, 2001 and 2002, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

  CREDIT COMMITMENTS

     The following table summarizes the contractual amounts relating to unused loan commitments at December 31:

                                                                 2001          2002
                                                              -----------   -----------
                                                                (IN MILLIONS OF WON)
Commitments to extend credit
  Commercial................................................  W19,686,300   W29,007,699
  Credit card lines.........................................    7,160,652     7,827,011
  Other consumer............................................    1,177,320     1,752,870
Commercial letters of credit................................    1,606,824     2,202,070
                                                              -----------   -----------
                                                              W29,631,096   W40,789,650
                                                              ===========   ===========

     Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer has to comply with predetermined conditions to draw funds under the commitments. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments. The majority of the Group's unfunded commitments are not guarantees under FIN 45.

     Commercial letters of credit are undertakings by the Group on behalf of customers authorizing third parties to draw drafts on the Group up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate and therefore have significantly less risk.

  OBLIGATION UNDER GUARANTEES

     The Group provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. The majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Group's actual credit exposure. The table below summarizes all of the Group's guarantees under FIN 45 at December 31, 2002.

                                                                                                  MAXIMUM
                                                                                    AMOUNT OF    POTENTIAL
                                                                                   RECOURSE OR   AMOUNT OF
                                     EXPIRE WITHIN   EXPIRE AFTER   TOTAL AMOUNT   COLLATERAL      FUTURE
                                       ONE YEAR        ONE YEAR     OUTSTANDING       HELD        PAYMENTS
                                     -------------   ------------   ------------   -----------   ----------
                                                              (IN MILLIONS OF WON)
Standby letters of credit..........   W  223,750      W   18,064     W  241,814     W 56,602     W  241,814
Financial guarantees...............      423,699          99,107        522,806      113,422        522,806
Performance guarantees.............      128,425          52,571        180,996       47,524        180,996
Liquidity facilities to SPEs.......      410,523       1,456,208      1,866,731       13,998      1,866,731
Loans sold with recourse...........           --          77,983         77,983       50,708         77,983
Market value guarantees on trust
  funds............................      425,055       1,167,149      1,592,204           --      1,592,204
Other..............................        9,465              --          9,465        3,306          9,465
                                      ----------      ----------     ----------     --------     ----------
                                      W1,620,917      W2,871,082     W4,491,999     W285,560     W4,491,999
                                      ==========      ==========     ==========     ========     ==========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The Group issues standby letters of credit that represent irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally in foreign currencies.

     Financial guarantees are used in various transactions to enhance the credit standing of the Group's customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Group will make payment in the event that the customers fail to fulfill their obligations to third parties. Such financial obligations include a return of security deposits and the payment of service fees.

     Performance guarantees are issued to guarantee customers' tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer's obligation to supply specified products, commodities, maintenance or other services to third parties.

     Liquidity facilities to SPEs represent irrevocable commitments to provide contingent liquidity credit lines including commercial paper purchase agreements to SPEs for which the Group serves as the administrator. The SPEs are established by clients to have access to funding from the commercial paper market or the corporate debt market by transferring assets to the SPEs. The Group has commitments to provide liquidity to the SPEs in amounts up to 1,866,731 million Won at December 31, 2002. Although the Group does not sell assets to these SPEs, it would be required to provide funding under the liquidity credit lines in the event that the SPEs do not hold enough funds to make scheduled payments on their outstanding senior debt securities. Under the commercial paper purchase agreements, the Group is required to purchase commercial paper issued by the SPEs when enough funding is not available in the commercial paper market. The Group has limited credit exposure to these SPEs because the risk of first loss is borne by the clients or other third parties, or the SPEs are over-collateralized with the assets sold to them.

     Loans sold with recourse represent certain non-performing loans the Group sold to Korea Asset Management Corporation ("KAMCO") prior to 1999. These are accounted for as sales and therefore derecognized from the Group's balance sheet since control over these loans has been surrendered to KAMCO. The sales agreements contain a recourse obligation under which KAMCO can obligate the Group to repurchase certain of the related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse obligation has no expiration date. The Group estimates a recourse liability at the date of sale which reflects an estimate of the loss that is probable of occurring at the future date of repurchase and takes into consideration actual repurchases which have occurred in subsequent periods, and repurchases which are expected to occur based on an understanding of the current status of the underlying loans.

     A gain or loss was recognized at the date of sale in earnings representing the difference between the settled purchase price received from KAMCO and the carrying amount of the loan in respect of those loans where no recourse liability existed, or for those that were not passed back before the remaining outstanding balance was repaid by the borrower.

     For those loans where a recourse liability existed, a gain or loss was still recognized as of the date of sale after reflecting this liability.

     Outstanding loans for which KAMCO has recourse amounted to 158,597 million Won and 95,624 million Won at December 31, 2001 and 2002, respectively. At December 31, 2001 and 2002, the Group has recorded in other liabilities 41,442 million Won and 25,165 million Won, respectively, representing its estimated obligation to repurchase the outstanding loans with recourse.

     Market value guarantees on trust funds represent guarantee of principal or fixed rate of return issued to trust fund investors. Several subsidiaries of the Group manage funds on behalf of its customers through the operation of various trust accounts in accordance with the Korean Trust Law and the Korean Trust Business

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Act. Trust assets and liabilities are excluded from the consolidated financial statements of the Group, and thus are recorded in separate accounts from those of the Group's business.

     At December 31, 2001 and 2002, the allowance for guarantees and acceptances includes 21,088 million Won and 40,150 million Won, respectively, which are related to standby and performance letters of credit and, financial guarantees. And the allowance for guarantees and acceptances is reported in other liabilities.

     In addition to the guarantees identified above, the Group has entered into credit derivatives with unrelated third parties for yield enhancement purposes. These credit derivatives expired in March 2002 and had a notional value of 100 million USD, which represented the maximum potential amount of future payments on the contracts. No amount of recourse or collateral was held. At December 31, 2001, these derivatives were carried at fair value with 590 million Won in trading assets and 510 million Won in trading liabilities.

  PLEDGED ASSETS

     The primary components of assets pledged as collateral for borrowings and other purposes at December 31 are as follow:

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON)
Short-term and long-term deposits...........................  W   88,763   W   83,867
Trading securities..........................................      37,910       46,407
Available-for-sale securities...............................   2,130,660    3,533,863
Held-to-maturity securities.................................   2,863,266    2,388,457
Loans.......................................................     348,080      479,823
Real estate.................................................       1,189      104,706
Other assets................................................         408       36,762
                                                              ----------   ----------
                                                              W5,470,276   W6,673,885
                                                              ==========   ==========

31.  CONCENTRATIONS OF GEOGRAPHIC AND CREDIT RISK

  GEOGRAPHIC RISK

     Loans to borrowers based in Korea represented 97 percent and 98 percent of the Group's loan portfolio at December 31, 2001 and 2002, respectively. Investments in debt and equity securities of Korean entities represented 99 percent and 98 percent of the Group's investment portfolio at December 31, 2001 and 2002, respectively.

  CREDIT RISK

     Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic characteristics that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. Note 6 and Note 7 discuss the types of securities in which the Group invests. Note 8 discusses the type of loans in which the Group engages.

     The Group regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. No entity was responsible for 10 percent or more of the Group's total loans outstanding or total interest and dividend income at December 31, 2001 and 2002 and for the years then ended.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The table below indicates major products including both on-balance sheet (principally loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31:

                                         2001                                      2002
                        ---------------------------------------   ---------------------------------------
                          CREDIT      ON-BALANCE    OFF-BALANCE     CREDIT      ON-BALANCE    OFF-BALANCE
                         EXPOSURE        SHEET         SHEET       EXPOSURE        SHEET         SHEET
                        -----------   -----------   -----------   -----------   -----------   -----------
                                                      (IN MILLIONS OF WON)
Commercial and
  industrial.........   W23,452,620   W13,458,369   W 9,994,251   W33,558,497   W15,800,896   W17,757,601
Other commercial.....    18,854,723     6,748,082    12,106,641    23,749,602     9,351,818    14,397,784
Lease financing......       598,311       598,311            --       635,871       635,871            --
Mortgage and home
  equity.............     7,284,432     7,252,472        31,960    11,764,699    11,539,104       225,595
Credit cards.........     9,230,851     2,070,199     7,160,652    10,589,972     2,762,961     7,827,011
Other consumer.......     4,682,789     3,537,429     1,145,360     6,489,013     4,961,738     1,527,275
                        -----------   -----------   -----------   -----------   -----------   -----------
                        W64,103,726   W33,664,862   W30,438,864   W86,787,654   W45,052,388   W41,735,266
                        ===========   ===========   ===========   ===========   ===========   ===========

32.  RELATED PARTY TRANSACTIONS

     A number of banking transactions are entered into with related parties in the normal course of business. These include trust and loans to executives, directors and affiliated parties. These transactions are carried out on arm's length terms and conditions and at market rates.

  TRUST

     Under the Trust Act and the Trust Business Act, the Bank serves as a trustee to the trust accounts in a trust management capacity in the normal course of business.

  LOANS TO EXECUTIVES, DIRECTORS AND AFFILIATED PARTIES

     The table below summarizes the changes in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31:

                                                                   2002
                                                               ------------
                                                               (IN MILLIONS
                                                                 OF WON)
Loans at beginning of the year..............................     W213,185
New loans...................................................        2,244
Repayments..................................................      (21,421)
                                                                 --------
Loans at end of the year....................................     W194,008
                                                                 ========

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     The outstanding balances at December 31, and the related expense and income for the years ended for related party transactions are as follow:

                                                         2001                            2002
                                             -----------------------------   -----------------------------
                                                           EXECUTIVES,                     EXECUTIVES,
                                                          DIRECTORS AND                   DIRECTORS AND
                                              TRUST     AFFILIATED PARTIES    TRUST     AFFILIATED PARTIES
                                             --------   ------------------   --------   ------------------
                                                                 (IN MILLIONS OF WON)
Loans......................................  W     --        W213,185        W     --        W194,008
Other assets...............................   195,497              --         127,381              --
Short-term borrowings......................   856,543              --         338,950              --
Other liabilities..........................       265              --             626              --
Other interest income......................    15,304              --           1,388              --
Trust management fees......................   129,850              --         120,268              --
Interest expense on short-term
  borrowings...............................    11,690              --           9,401              --

33.  PRINCIPAL SUBSIDIARIES

                                                                               PERCENTAGE OF
                                                                                 OWNERSHIP
                                                               COUNTRY OF      --------------
                                                              INCORPORATION    2001     2002
                                                              -------------    -----    -----
Shinhan Bank................................................      Korea          100%     100%
Shinhan Capital Co., Ltd. ..................................      Korea          100%     100%
Shinhan System Co., Ltd. ...................................      Korea        99.99%     100%
Shinhan Finance Ltd. .......................................      China          100%     100%
Shinhan Card Co., Ltd. .....................................      Korea           --      100%
Shinhan Credit Information Co., Ltd. .......................      Korea           --      100%
e-Shinhan Inc. .............................................      Korea        73.67%   73.67%
Jeju Bank...................................................      Korea           --    62.42%
Goodmorning Shinhan Securities Co., Ltd. ...................      Korea           --    60.47%
SPEs
  Shinhan 1st Securitization Specialty, L.L.C.(1)...........      Korea            2%       2%
  Shinhan 2nd Securitization Specialty L.L.C.(1)............      Korea            2%       2%
  Shinhan 3rd Securitization Specialty, L.L.C.(2)...........      Korea           --        2%
  Shinhan 4th Securitization Specialty L.L.C.(2)............      Korea           --        2%
Shinhan Securities Co., Ltd.(3).............................      Korea          100%      --
Shinhan ITM Co., Ltd. ......................................      Korea          100%      --

---------------

Notes:

(1) These loan securitization vehicles were established in 2001 and have been consolidated in the consolidated financial statements of the Group at December 31, 2001 and 2002 as the majority owner of each vehicle has only a nominal capital investment and we retain substantial risks and rewards related to the loans that we transferred to these entities.

(2) These loan securitization vehicles were established in 2002 and have been consolidated in the consolidated financial statements of the Group at December 31, 2002 as the majority owner of each

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES vehicle has only a nominal capital investment and we retain substantial risks and rewards related to the loans that we transferred to these entities.

(3) Shinhan Securities was merged into Good Morning Shinhan Securities in 2002.

     All holdings are in the common stock of the respective subsidiaries.

34.  SEGMENT REPORTING

     For management reporting purposes, the Group's business segment results are reported to management under K GAAP. The Group is organized into six major business segments: retail banking, corporate banking, treasury and securities investment, other banking services, securities brokerage services, and credit card. The Group's reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Group's management organization, and provide the basis on which the Group reports its primary segment information:

     - Retail banking -- Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors who borrowed 1,000 million Won or less.

     - Corporate banking -- Activities within this segment include loans, overdrafts, other credit facilities, deposits in foreign currencies and other foreign currency activities. The corporate banking segment's assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors who borrowed more than 1,000 million Won.

     - Treasury and securities investment -- Activities within this segment include the Bank's internal asset and liability management, proprietary trading in securities and derivatives, and proprietary investment in security portfolios using the Bank's capital.

     - Other banking services -- Activities within this segment include impaired loan management, administration of the Bank's operation and operation of the foreign branches.

     - Securities brokerage services -- Activities within this segment include a full range of brokerage services, investment advice and financial planning to retail customers, and various investment banking services to corporate customers conducted through its subsidiary, Good Morning Shinhan Securities.

     - Credit card -- Activities within this segment include processing domestic as well as overseas credit and debit card operation. The credit card segment's assets and liabilities are mainly from transactions with individual or corporate cardholders and card merchants.

     Other operations of the Group comprise activities of holding company and other subsidiaries, which include significant entities such as Jeju Bank, and Shinhan Capital and other less significant entities, none of which constitutes a separately reportable segment.

     Operating revenues and expenses and interest income and expense, related to both third party and intersegment transactions, are included in determining the operating earnings of each respective segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based upon performance.

     Transactions between the business segments are reflected on terms established by management.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     Information about reporting segments at and for the years ended December 31, is as follows:

                                                                      2001
                         -----------------------------------------------------------------------------------------------
                                             SHINHAN BANK                        HOLDING COMPANY AND OTHER SUBSIDIARIES
                         -----------------------------------------------------   ---------------------------------------
                                                     TREASURY AND     OTHER      SECURITIES
                           RETAIL       CORPORATE     SECURITIES     BANKING     BROKERAGE
                           BANKING       BANKING      INVESTMENT     SERVICES     SERVICES    CREDIT CARD       OTHER
                         -----------   -----------   ------------   ----------   ----------   ------------   -----------
                                                              (IN MILLIONS OF WON)
Net interest income....  W   611,506   W   390,068   W    74,282    W   73,461    W  5,434     W  223,416    W   41,269
Noninterest income.....      187,219       248,144       495,169       176,649     136,199            261       245,133
                         -----------   -----------   -----------    ----------    --------     ----------    ----------
    Total revenue......      798,725       638,212       569,451       250,110     141,633        223,677       286,402

Provision for loan
  losses...............       22,938       286,957       (17,895)      214,368       1,833         46,630        52,493
Provision for
  guarantees and
  acceptances..........          296           659                          (7)
Noninterest expense....      343,141       242,265       508,291       244,618     114,746         28,284        30,451
Depreciation and
  amortization.........       24,640         3,026           650        35,368       4,915            208        14,494
                         -----------   -----------   -----------    ----------    --------     ----------    ----------
    Net income (loss)
      before tax.......      407,710       105,305        78,405      (244,237)     20,139        148,555       188,964
Income tax expense
  (benefit)............      105,513        40,355        33,317       (76,334)      6,356         45,752       (10,139)
                         -----------   -----------   -----------    ----------    --------     ----------    ----------
    Net income
      (loss)...........      302,197        64,950        45,088      (167,903)     13,783        102,803       199,103
US GAAP adjustments....     (109,324)      275,188       (33,239)       16,668      58,573        (27,094)     (217,089)
Intersegment
  transactions.........      (63,918)       62,686        32,455         9,656         168              3       (68,699)
                         -----------   -----------   -----------    ----------    --------     ----------    ----------
    Consolidated net
      income (loss)....      128,955       402,824        44,304      (141,579)     72,524         75,712       (86,685)
                         -----------   -----------   -----------    ----------    --------     ----------    ----------
    Segments' total
      assets...........  W15,532,959   W13,775,095   W19,305,867    W2,645,333    W631,405     W2,096,790    W5,407,660
                         ===========   ===========   ===========    ==========    ========     ==========    ==========

                                                   2001
                         ---------------------------------------------------------

                          SUBTOTAL
                           BEFORE        US GAAP      INTERSEGMENT
                         ELIMINATION   ADJUSTMENTS   TRANSACTIONS(1)      TOTAL
                         -----------   -----------   ---------------   -----------
                                           (IN MILLIONS OF WON)
Net interest income....  W 1,419,436   W   (76,341)    W   (87,617)    W 1,255,478
Noninterest income.....    1,488,774      (234,482)       (622,463)        631,829
                         -----------   -----------     -----------     -----------
    Total revenue......    2,908,210      (310,823)       (710,080)      1,887,307

Provision for loan
  losses...............      607,324      (275,950)         80,113         411,487
Provision for
  guarantees and
  acceptances..........          948        (7,632)                         (6,684)
Noninterest expense....    1,511,796       (69,740)       (747,261)        694,795
Depreciation and
  amortization.........       83,301       (12,941)         (2,046)         68,314
                         -----------   -----------     -----------     -----------
    Net income (loss)
      before tax.......      704,841        55,440         (40,886)        719,395
Income tax expense
  (benefit)............      144,820        91,757         (13,237)        223,340
                         -----------   -----------     -----------     -----------
    Net income
      (loss)...........      560,021       (36,317)        (27,649)        496,055
US GAAP adjustments....      (36,317)
Intersegment
  transactions.........      (27,649)
                         -----------   -----------     -----------     -----------
    Consolidated net
      income (loss)....      496,055                                       496,055
                         -----------   -----------     -----------     -----------
    Segments' total
      assets...........  W59,395,109   W(3,021,009)    W(1,272,548)    W55,101,552
                         ===========   ===========     ===========     ===========

---------------

Note:

(1) Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                                                                     2002
                       ------------------------------------------------------------------------------------------------
                                           SHINHAN BANK                         HOLDING COMPANY AND OTHER SUBSIDIARIES
                       -----------------------------------------------------   ----------------------------------------
                                                   TREASURY AND     OTHER      SECURITIES
                         RETAIL       CORPORATE     SECURITIES     BANKING      BROKERAGE
                         BANKING       BANKING      INVESTMENT     SERVICES     SERVICES     CREDIT CARD       OTHER
                       -----------   -----------   ------------   ----------   -----------   ------------   -----------
                                                             (IN MILLIONS OF WON)
Net interest
  income.............  W   717,988   W   366,275   W    53,761    W  178,751   W   22,192     W  290,685    W  107,736
Noninterest income...      205,415       274,594       683,418       168,857      559,424            253       718,694
                       -----------   -----------   -----------    ----------   ----------     ----------    ----------
    Total revenue....      923,403       640,869       737,179       347,608      581,616        290,938       826,430

Provision for loan
  losses.............       46,387        23,288       (20,379)      129,105       (5,679)        63,273        20,728
Provision for
  guarantees and
  acceptances........         (523)       (8,351)                       (544)
Noninterest
  expense............      426,662       271,931       654,408       378,677      535,120         69,471       119,448
Depreciation and
  amortization.......       28,502         2,979           686        30,635       17,191                       33,944
                       -----------   -----------   -----------    ----------   ----------     ----------    ----------
    Net income (loss)
      before tax.....      422,375       351,022       102,464      (190,265)      34,984        158,194       652,310
Income tax expense
  (benefit)..........       92,761       104,457        44,590       (41,427)      11,288         47,040        11,461
                       -----------   -----------   -----------    ----------   ----------     ----------    ----------
    Net income
      (loss).........      329,614       246,565        57,874      (148,838)      23,696        111,154       640,849
US GAAP adjustments..     (112,999)      115,726       159,619         4,284     (144,824)       (77,302)     (612,723)
Intersegment
  transactions.......     (110,051)      (82,360)       40,381        61,696       (1,247)        59,147        29,161
                       -----------   -----------   -----------    ----------   ----------     ----------    ----------
    Consolidated net
      income
      (loss).........      106,564       279,931       257,874       (82,858)    (122,375)        92,999        57,287
                       -----------   -----------   -----------    ----------   ----------     ----------    ----------
  Segments' total
    assets...........  W21,255,161   W19,005,811   W14,300,455    W4,327,975   W1,570,244     W2,473,694    W8,572,749
                       ===========   ===========   ===========    ==========   ==========     ==========    ==========

                                                 2002
                       ---------------------------------------------------------

                        SUBTOTAL
                         BEFORE        US GAAP      INTERSEGMENT
                       ELIMINATION   ADJUSTMENTS   TRANSACTIONS(1)      TOTAL
                       -----------   -----------   ---------------   -----------
                                         (IN MILLIONS OF WON)
Net interest
  income.............  W 1,737,388   W  (233,938)    W   (73,278)    W 1,430,172
Noninterest income...    2,610,655      (360,456)     (1,212,894)      1,037,305
                       -----------   -----------     -----------     -----------
    Total revenue....    4,348,043      (594,394)     (1,286,172)      2,467,477

Provision for loan
  losses.............      256,723         1,515         (22,019)        236,219
Provision for
  guarantees and
  acceptances........       (9,418)       19,259                           9,841
Noninterest
  expense............    2,455,717      (121,737)     (1,126,539)      1,207,441
Depreciation and
  amortization.......      113,937       132,222        (141,921)        104,238
                       -----------   -----------     -----------     -----------
    Net income (loss)
      before tax.....    1,531,084      (625,653)          4,307         909,738
Income tax expense
  (benefit)..........      270,170        42,566           7,580         320,316
                       -----------   -----------     -----------     -----------
    Net income
      (loss).........    1,260,914      (668,219)         (3,273)        589,422
US GAAP adjustments..     (668,219)
Intersegment
  transactions.......       (3,273)
                       -----------   -----------     -----------     -----------
    Consolidated net
      income
      (loss).........      589,422                                       589,422
                       -----------   -----------     -----------     -----------
  Segments' total
    assets...........  W71,506,089   W(4,624,869)    W(2,095,090)    W64,786,130
                       ===========   ===========     ===========     ===========

---------------

Note:

(1) Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

     Following is a reconciliation of the business segments' total assets to the consolidated total assets at December 31.

                                                                 2001          2002
                                                              -----------   -----------
                                                                (IN MILLIONS OF WON)
Segments' total assets......................................  W59,395,109   W71,506,089
US GAAP adjustments.........................................   (3,021,009)   (4,624,869)
Intersegment transactions...................................   (1,272,548)   (2,095,090)
                                                              -----------   -----------
  Consolidated total assets.................................  W55,101,552   W64,786,130
                                                              ===========   ===========

     Following is a reconciliation of the business segments' total revenue to the consolidated total revenue for the years ended December 31.

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON)
Segments' total revenue.....................................  W2,908,210   W4,348,043
US GAAP adjustments.........................................    (310,823)    (594,394)
Intersegment transactions...................................    (710,080)  (1,286,172)
                                                              ----------   ----------
  Consolidated total revenue................................  W1,887,307   W2,467,477
                                                              ==========   ==========

     The adjustments presented in the tables above represent consolidated total assets and consolidated total revenue not specifically allocated to individual business segments.

     Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

35.  TRUST ACCOUNTS

     In accordance with the Trust Act and the Trust Business Act, the Group acts as the trustee for the trust accounts of its customers. In a trust management capacity, the Group is required to exercise due care in managing and preserving the trust principal. Trust accounts are recorded separately from the Group's other banking related accounts and not included in the consolidated financial statements. The Group has both guaranteed and nonguaranteed trust accounts. For the guaranteed trust accounts, the Group is required to guarantee a certain percentage of return at maturity on the trust principal deposited by the customers. Under such guarantee, the Group accrued a liability when the loss is considered probable and reasonably estimable. For a further discussion on the consolidation scope of the guaranteed trusts, see Note 36. For the nonguaranteed trusts, the Group receives periodic trust management fees based on a certain percentage of principal under management.

36.  VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FIN 46 which addresses off-balance sheet financing entities. Entities that would be assessed for consolidation under this new rule are typically SPEs, although other non-SPE-type entities may also be subject to the new rule. As discussed in Note 1, the Group transfers certain loans to its SPEs and such SPEs are consolidated by the Group under the current accounting guidance. At December 31, 2002, assets of consolidated SPEs were approximately 553,984 million Won.

     In addition, the Group has significant involvement with other VIEs that it will not likely consolidate because it is not considered the primary beneficiary. These SPEs are structured by other third parties. In all cases, the Group does not absorb the majority of the entities' losses nor does it receive a majority of the entities' expected residual returns, or both. These entities facilitate client transactions, and the Group provides

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES the entities with administration service and liquidity. The transactions with the entities are conducted at arm's length, and individual credit decisions are based upon the analysis of the specific SPE, taking into consideration of the quality of the underlying assets. The Group records and reports these transactions with the SPEs similar to any other third party transactions. For example, liquidity facilities to the entities are included in the Group's credit-related commitments described in more detail in Note 30. Total assets of these entities at December 31, 2002 were approximately 5,800,181 million Won. At December 31, 2002, the Group's maximum loss exposure associated with these entities, which is the total variable interest, is approximately 1,866,731 million Won. As most of these liquidity facilities expire without being drawn, the total variable interest of these facilities is not, in the Group's view, representative of the Group's actual future funding requirement.

     In connection with the Group's guaranteed trusts as more fully discussed in
Note 35, it is likely that such VIEs will be consolidated because the Group is deemed the primary beneficiary. These trusts are structured by the Group. In all cases, the Group absorbs the majority of the entity's losses by providing a guarantee of the principal amount invested. The assets held within guarantee trust accounts total 1,538,027 million Won. The Group's maximum exposure to loss related to such trusts amounted to 1,592,204 million Won, which is the total variable interest in these structures.

37.  OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income and related tax effects for the years ended December 31 are as follow:

                                                        FOREIGN       NET UNREALIZED      ACCUMULATED
                                                       CURRENCY          GAIN ON             OTHER
                                                      TRANSLATION   AVAILABLE-FOR-SALE   COMPREHENSIVE
                                                      ADJUSTMENTS       SECURITIES          INCOME
                                                      -----------   ------------------   -------------
                                                                    (IN MILLIONS OF WON)
BALANCE AT JANUARY 1, 2001..........................    W7,715           W122,076          W129,791
Foreign currency translation adjustment, net of tax
  effect of W2,737..................................     6,479                 --             6,479
Net change in unrealized gain on available-for-sale
  securities, net of tax effect of W11,476..........        --             27,164            27,164
                                                        ------           --------          --------
BALANCE AT DECEMBER 31, 2001........................    14,194            149,240           163,434
                                                        ------           --------          --------
Foreign currency translation adjustment, net of tax
  effect of W2,619..................................    (6,199)                --            (6,199)
Net change in unrealized gain on available-for-sale
  securities, net of tax effect of W36,702..........        --            (86,874)          (86,874)
                                                        ------           --------          --------
BALANCE AT DECEMBER 31, 2002........................    W7,995            W62,366           W70,361
                                                        ======           ========          ========

38.  SUBSEQUENT EVENTS

     In the first quarter of 2003, accounting irregularities were discovered at SK Global to which most commercial banks in Korea, including the Group, have substantial exposure. These irregularities concealed the weak financial condition of SK Global over a period of several years. In March 2003, the principal creditor banks of SK Global acknowledged that SK Global is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Global until June 18, 2003.

     In June 2003, the domestic creditors of SK Global agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES providing cash in the amount of approximately 30% of the outstanding loans. In addition, in July 2003, the domestic creditors' committee and the steering committee of the overseas creditors of SK Global agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as incentives which will be in the form of bonds with warrants. The cash payment shall be repaid in four installments of 40% on December 31, 2003, 30% on March 31, 2004, 20% on June 30, 2004 and 10% on
September 30, 2004. Depending on whether the approval rate of all the foreign creditors is 95% or more, between 90 to 95% or between 80 to 90%, the amount of the incentives will be 5%, 4% or 3% of the total outstanding credit as of March 11, 2003. The bonds with warrants, which can be exercised in 2005, will be due in 2007, without any interest, and will be repaid in a one-time payment.

     The agreement, which has been endorsed by the steering committee of overseas creditors, remains subject to each overseas creditor's approval. The steering committee of overseas creditors was originally required to obtain the approval from each overseas creditor and present a written statement of consent to the domestic creditors by mid-august 2003. The domestic creditors have since extended this deadline to September 17, 2003. At a shareholders' meeting held on September 9, 2003, SK Global changed its legal name to SK Networks.

     Once finally approved by the overseas creditors, domestic creditors are expected to finalize the detailed terms of the workout program, which will among other things, require SK Corporation, the major shareholder of SK Global and the creditors of SK Global participating in the workout program to convert approximately W2.4 trillion in principal amount of total debt into equity securities, consisting of common shares, redeemable preferred shares and convertible bonds, of SK Global, after writing off substantially all of the pre-existing equity securities. While the workout program may also call for additional restructuring of survival debt, including extension of maturities and reduction of interest rates, the detailed terms are expected to be finalized by the end of 2003.

     On January 23, 2003, the Public Fund Oversight Committee (the "PFOC"), a unit within Korea's Ministry of Finance and Economy, which determined the preferred bidder in connection with KDIC's contemplated disposition of its 80.04% equity interest in Chohung Bank, chose the Group as the preferred bidder to become the purchaser of KDIC's equity interest held by KDIC in Chohung Bank.

     On July 9, 2003, as a result of the bid negotiations with the PFOC, the Group entered into a Stock Purchase Agreement ("Agreement") with KDIC to purchase from KDIC 543,570,144 shares of Chohung Bank's common stock, which constitute 80.04% of the issued and outstanding common stock of Chohung Bank, Korea's oldest bank, providing both retail and commercial banking services. The closing date of the acquisition, per the terms of the Agreement, will be no later than September 30, 2003. The purchase price is approximately 2,446 billion Won, comprised of the following:

     1.  Cash of 900 billion Won,

     2. 46,583,961 newly issued shares of the Group's redeemable preferred stock ("RPS") with an aggregate estimated fair value of 777 billion Won,

     3. 44,720,603 newly issued shares of the Group's redeemable convertible preferred stock ("RCPS") with an aggregate estimated fair value of 744 billion Won,

     4.  Direct acquisition costs of 25 billion Won.

     The RPS will be issued in five series no later than the Closing Date, redeemable over seven years after the issue date. If there is any RPS outstanding on the last day of the redemption period ("RPS Final Redemption Date"), the Group will be obligated to redeem all outstanding RPS to the extent that distributable profits are available for such purchase. In the event that the Group does not have sufficient

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES distributable profits to redeem all outstanding RPS on the RPS Final Redemption Date, the RPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the outstanding RPS at any time during the redemption period. The holder of RPS will not have any voting rights, unless dividends on the RPS are not distributed in any given year, in which case each RPS will be given one voting right.

     The RCPS will be issued in three series no later than the Closing Date, redeemable at any time after the fourth anniversary date of the issue date and from time to time until the fifth anniversary date of the issue date. If there is any RCPS outstanding on the last day of the redemption period ("RCPS Final Redemption Date"), the Group is obligated to redeem the outstanding RCPS to the extent that distributable profits are available for the purchase. In the event that the Group does not have sufficient distributable profits to redeem all outstanding RCPS on the RCPS Final Redemption Date, the RCPS will remain outstanding until sufficient distributable profits are available. The Group may, at its option, elect to redeem all or part of the any outstanding RCPS at any time during the redemption period. KDIC may convert the RCPS into newly issued common stock of the Group at a conversion ratio of 1:1, based on a scheduled conversion after the first anniversary date of the issue date until the fourth anniversary of the issue date. The holder of RCPS will not have any voting rights, unless dividends on the RCPS are not distributed in any given year, in which case each RCPS will be given one voting right.

     In addition, the Agreement stipulates that the Group will pay the KDIC certain contingent consideration, the amount of which cannot be determined. The first element of contingent consideration, referred to as the Asset Indemnity, relates to reimbursement of 80.04% of future credit losses related to acquired assets. The second element of contingent consideration, referred to as the General Indemnity, relates to reimbursement of losses from certain preacquisition contingencies and any breach of representations and warranties of the Agreement. The third element of contingent consideration relates to a profit earn-out.

     a. A payment of 652 billion Won will be made to the KDIC on the second anniversary of the Closing Date. This amount will be reduced by an amount equal to 80.04% of certain future credit losses related to acquired corporate and credit card loans, including loans sold with recourse to KAMCO, plus accrued interest, occurring between December 31, 2002 and the end of the last quarter before the second anniversary of the Closing Date. The amount of this payment is dependent upon future events and is not reasonably estimable.

     b. A payment of 167 billion Won will be paid to the KDIC on the second anniversary of the Closing Date. This amount will be reduced by losses incurred by the Group related to certain preacquisition contingencies occurring within the period commencing on the Closing date and ending on the second anniversary of the Closing Date, plus accrued interest. These losses include any settlement of contingencies that existed but were unknown prior to the Closing Date, losses from any breach of the representations and warranties of the Agreement, and losses on certain loans sold with recourse not covered under the Asset Indemnity. The amount of this payment is dependent upon future events and is not reasonably estimable.

     c. A profit earn-out amount equal to 20% of Chohung Bank's excess consolidated net income for the years ended 2004, 2005, and 2006 in the aggregate, determined under Korean GAAP, in excess of 1.8 trillion Won. In the event that Chohung Bank's operation is merged into that of the Bank's, the net income used for the calculation for the year in which the two entities are merged would equal to the combined net income of the Bank and Chohung Bank for the two years prior to the merger.

     In accordance with the Agreement, KDIC also has the right to override the conversion schedule and convert all its RCPS in the event of a qualifying public offering of the Group's common stock ("QPO") provided that in no event can KDIC convert its RCPS within one year of the Closing Date. A QPO is defined as a public offering of the Group's common stock that (i) is made to the public prior to December 11, 2004 exclusively for cash, (ii) has an aggregate offer price in excess of US$200 million, (iii) provides the Group

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES with a public float in excess of US$1 billion immediately after the public offering, and (iv) has more than 100 institutional investors or qualified institutional buyers. In the event of a QPO, KDIC may convert all its RCPS into the Group's common stock at a conversion ratio of 1:1. The Group agreed to pay KDIC the difference between 18,086 Won per share and 118% of the market price of its common stock at the date of a QPO conversion. Since it is not certain when, if at all, a QPO event will ever occur, this guarantee represents a contingent liability for the Group that cannot be determined and accrued for at the Closing Date.

                            SHINHAN FINANCIAL GROUP
            UNAUDITED CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2002 AND 2003
                    PREPARED IN ACCORDANCE WITH KOREAN GAAP

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      JUNE 30, 2003 AND DECEMBER 31, 2002
     (IN MILLIONS OF WON AND THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                     WON               U.S. DOLLARS (NOTE 2)
                                                          -------------------------   ------------------------
                                                              2003          2002         2003          2002
                                                          ------------   ----------   -----------   ----------
ASSETS
Cash and due from bank (notes 4, 16, 17 and 18).........  W  3,888,635    2,847,134   $ 3,259,270    2,386,333
Securities (notes 5, 16 and 18).........................    16,816,079   15,454,214    14,094,442   12,952,991
Loans, net (notes 6 and 18).............................    49,667,238   45,244,361    41,628,730   37,921,684
Fixed assets, net (notes 7, 16 and 17)..................     1,057,352    1,093,844       886,223      916,809
Other assets, net (notes 8, 9 and 18)...................     3,272,312    2,128,042     2,742,697    1,783,624
                                                          ------------   ----------   -----------   ----------
    Total assets........................................  W 74,701,616   66,767,595   $62,611,362   55,961,441
                                                          ============   ==========   ===========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Deposits (notes 10 and 18)............................  W 42,467,454   38,722,333   $35,594,212   32,455,228
  Borrowings (notes 11 and 18)..........................    13,924,779   11,351,814    11,671,091    9,514,552
  Debentures, net (notes 12 and 18).....................     9,708,319    8,395,403     8,137,054    7,036,629
  Retirement and severance benefits, net (note 13)......       176,420      159,519       147,867      133,701
  Other liabilities (note 14 and 18)....................     4,511,229    4,177,159     3,781,099    3,501,100
                                                          ------------   ----------   -----------   ----------
    Total liabilities...................................    70,788,201   62,806,228    59,331,323   52,641,210
STOCKHOLDERS' EQUITY:
  Common stock of W5,000 par value......................     1,461,806    1,461,806     1,225,217    1,225,217
    Authorized -- 1,000,000,000 shares
    Issued -- 292,361,125 shares
  Consolidated capital surplus..........................     1,887,708    1,887,708     1,582,187    1,582,188
  Consolidated retained earnings........................       603,101      670,763       505,491      562,202
  Consolidated capital adjustments (notes 19 and 20)....      (372,622)    (379,797)     (312,314)    (318,328)
  Minority interest in consolidated subsidiaries........       333,422      320,887       279,458      268,952
                                                          ------------   ----------   -----------   ----------
    Total stockholders' equity..........................     3,913,415    3,961,367     3,280,039    3,320,231
Commitments and contingencies (note 29)
                                                          ------------   ----------   -----------   ----------
    Total liabilities and stockholders' equity..........  W 74,701,616   66,767,595   $62,611,362   55,961,441
                                                          ============   ==========   ===========   ==========

          See accompanying notes to consolidated financial statements

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
          FOR THE QUARTER AND SIX-MONTHS ENDED JUNE 30, 2003 AND 2002
               (IN MILLIONS OF WON AND THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                    WON                          U.S. DOLLARS (NOTE 2)
                                               ----------------------------------------------   -----------------------
                                                   QUARTER ENDED          SIX-MONTHS ENDED       QUARTER     SIX-MONTHS
                                                      JUNE 30,                JUNE 30,            ENDED        ENDED
                                               ----------------------   ---------------------    JUNE 30,     JUNE 30,
                                                  2003        2002        2003        2002         2003         2003
                                               ----------   ---------   ---------   ---------   ----------   ----------
OPERATING REVENUE:
  Interest income (note 30):
    Interest on due from banks...............  W   15,344       9,788      32,494      23,912   $   12,861      27,235
    Interest on securities...................     233,912     242,148     485,085     482,580      196,054     406,575
    Interest on loans........................     722,594     660,762   1,400,580   1,229,211      605,644   1,173,900
    Other....................................       4,098       6,742       7,182      12,032        3,435       6,020
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                  975,948     919,440   1,925,341   1,747,735      817,994   1,613,730
  Fees and commission income.................     264,718     183,876     480,625     360,555      221,874     402,837
  Insurance income...........................         495          --         685          --          415         574
  Other operating income:
    Dividends on securities..................       1,826       3,589       4,534       4,660        1,530       3,800
    Realized gain from sale of trading
      securities.............................      33,102      16,826      53,905      46,442       27,744      45,181
    Unrealized gain on trading securities....      17,281       1,552      15,729       6,811       14,484      13,183
    Gain on foreign currency transactions....      26,070      93,281      79,873     122,084       21,851      66,946
    Gain on derivatives......................     144,972     363,469     405,963     484,263      121,509     340,259
    Other (note 21)..........................      13,773      12,753      34,543      29,575       11,544      28,952
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                  237,024     491,470     594,547     693,835      198,662     498,321
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                1,478,185   1,594,786   3,001,198   2,802,125    1,238,945   2,515,462
                                               ----------   ---------   ---------   ---------   ----------   ---------
OPERATING EXPENSES:
  Interest expense:
    Interest on deposits.....................     360,759     336,548     724,429     660,559      302,371     607,182
    Interest on borrowings...................     122,604     164,455     232,087     306,440      102,761     194,525
    Interest on debentures...................     124,472      82,982     245,089     154,637      104,326     205,422
    Other....................................       3,685       6,552       8,821      14,395        3,089       7,393
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                  611,520     590,537   1,210,426   1,136,031      512,547   1,014,522
  Fees and commission expense................      37,121      41,720      61,117      81,823       31,113      51,225
  Insurance expense..........................       1,596          --       2,654          --        1,338       2,224
  Other operating expenses:
    Realized loss from sale of trading
      securities.............................      17,391      14,634      43,062      20,806       14,576      36,093
    Unrealized loss on trading securities....       8,807      22,549      11,664      10,893        7,382       9,776
    Bad debt expense.........................     330,467      76,002     483,737     107,078      276,982     405,445
    Loss on derivatives......................     100,537     351,045     339,612     465,200       84,265     284,647
    Loss on foreign currency transactions....      37,133      63,867      73,005      75,661       31,123      61,189
    General and administrative expenses (note
      22)....................................     226,700     157,248     503,434     348,481      190,009     421,955
    Other (note 21)..........................      51,786      34,776      92,611      61,639       43,405      77,622
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                  772,821     720,121   1,547,125   1,089,758      647,742   1,296,727
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                1,423,058   1,352,378   2,821,322   2,307,612    1,192,740   2,364,698
                                               ----------   ---------   ---------   ---------   ----------   ---------
OPERATING INCOME.............................      55,127     242,408     179,876     494,513       46,205     150,764
                                               ----------   ---------   ---------   ---------   ----------   ---------

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

          FOR THE QUARTER AND SIX-MONTHS ENDED JUNE 30, 2003 AND 2002
 (IN MILLIONS OF WON AND THOUSANDS OF U.S. DOLLARS, EXCEPT EARNINGS PER SHARE)
                                  (UNAUDITED)

                                                                    WON                          U.S. DOLLARS (NOTE 2)
                                               ----------------------------------------------   -----------------------
                                                   QUARTER ENDED          SIX-MONTHS ENDED       QUARTER     SIX-MONTHS
                                                      JUNE 30,                JUNE 30,            ENDED        ENDED
                                               ----------------------   ---------------------    JUNE 30,     JUNE 30,
                                                  2003        2002        2003        2002         2003         2003
                                               ----------   ---------   ---------   ---------   ----------   ----------
NON-OPERATING INCOME:
  Realized gain from sale of
    available-for-sale securities............      23,066      17,394      32,777      39,987       19,333      27,472
  Reversal of impairment loss on
    available-for-sale securities............       4,134       6,038       5,773       7,516        3,465       4,839
  Unrealized gain on available-for-sale
    securities...............................          --       8,324          --      22,561           --          --
  Other (note 23)............................      45,714      12,773      53,185      39,094       38,315      44,577
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                   72,914      44,529      91,735     109,158       61,113      76,888
NON-OPERATING EXPENSES:
  Realized loss from sale of
    available-for-sale securities............       7,284      67,455      20,287      72,306        6,105      17,004
  Realized loss from sale of investment
    securities accounted for by the equity
    method...................................         166          --         166          --          139         139
  Impairment loss on available-for-sale
    securities...............................       7,749      14,434      18,388      47,253        6,495      15,412
  Unrealized loss on available-for-sale
    securities...............................          --       3,422          --       2,108           --          --
  Unrealized loss on investment securities
    accounted for by the equity method.......         379         201         378         462          318         317
  Other (note 23)............................       9,245       7,798      26,469      20,987        7,748      22,185
                                               ----------   ---------   ---------   ---------   ----------   ---------
                                                   24,823      93,310      65,688     143,116       20,805      55,057
                                               ----------   ---------   ---------   ---------   ----------   ---------
Ordinary income..............................     103,218     193,627     205,923     460,555       86,513     172,595
Extraordinary gain...........................          --         458          --         443           --          --
                                               ----------   ---------   ---------   ---------   ----------   ---------
Earnings before income taxes.................     103,218     194,085     205,923     460,998       86,513     172,595
Income taxes (note 24).......................      36,203      58,260      91,316     134,742       30,344      76,537
                                               ----------   ---------   ---------   ---------   ----------   ---------
Net earnings before minority interest........      67,015     135,825     114,607     326,256       56,169      96,058
Net gain in minority interest................      21,045       2,389      12,221       2,389       17,639      10,243
                                               ----------   ---------   ---------   ---------   ----------   ---------
NET EARNINGS.................................  W   45,970     133,436     102,386     323,867   $   38,530      85,815
                                               ==========   =========   =========   =========   ==========   =========
Ordinary income per share in Won and U.S.
  dollars (note 25)..........................  W      175         390         507       1,233   $     0.15        0.42
                                               ==========   =========   =========   =========   ==========   =========
Net earnings per share in Won and U.S.
  dollars (note 25)..........................  W      175         390         508       1,234   $     0.15        0.43
                                               ==========   =========   =========   =========   ==========   =========

          See accompanying notes to consolidated financial statements

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE QUARTER AND SIX-MONTHS ENDED JUNE 30, 2003
               (IN MILLIONS OF WON AND THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                   WON              U.S. DOLLARS (NOTE 2)
                                                         -----------------------   -----------------------
                                                          QUARTER     SIX-MONTHS    QUARTER     SIX-MONTHS
                                                           ENDED        ENDED        ENDED        ENDED
                                                          JUNE 30,     JUNE 30,     JUNE 30,     JUNE 30,
                                                            2003         2003         2003         2003
                                                         ----------   ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings.........................................  W   45,970     102,386    $   38,530      85,815
  Adjustments to reconcile net earnings to net cash
    provided by (used in) operating activities:
    Depreciation expense...............................      26,138      51,608        21,908      43,255
    Amortization expense...............................       5,801      11,461         4,862       9,606
    Bad debt expense...................................     330,467     483,737       276,982     405,445
    Provision of retirement and severance benefits.....       9,442      30,902         7,914      25,901
    Realized loss from sale of securities..............      24,841      63,515        20,820      53,236
    Unrealized loss on securities......................       9,186      12,042         7,700      10,093
    Impairment loss on securities......................       7,749      18,388         6,495      15,412
    Loss on foreign currency transactions..............      36,405      71,162        30,513      59,645
    Loss on derivatives................................      21,669     260,745        18,162     218,544
    Stock compensation expense.........................       5,366       4,047         4,498       3,392
    Net gain in minority interest......................      21,045      12,221        17,639      10,243
    Realized gain from sale of securities..............     (56,168)    (86,682)      (47,077)    (72,653)
    Unrealized gain on securities......................     (17,281)    (15,729)      (14,484)    (13,183)
    Reversal of impairment loss on securities..........      (4,134)     (5,773)       (3,465)     (4,839)
    Gain on foreign currency transactions..............     (25,901)    (77,723)      (21,709)    (65,144)
    Gain on derivatives................................     (52,696)   (313,688)      (44,167)   (262,918)
    Increase in securities.............................    (582,396)   (654,233)     (488,137)   (548,347)
    Increase in other assets...........................     (88,401)   (907,796)      (74,093)   (760,872)
    Increase (decrease) in other liabilities...........    (309,568)    420,241      (259,466)    352,227
    Retirement and severance benefits paid.............      (6,253)    (11,331)       (5,241)     (9,497)
    Decrease (increase) in National Pension Fund.......       1,543      (2,924)        1,293      (2,451)
    Decrease in deposit for severance benefit
      insurance........................................         183         350           153         293
    Other, net.........................................      (5,094)      6,377        (4,270)      5,345
                                                         ----------   ---------    ----------   ---------
      Net cash used in operating activities............    (602,087)   (526,697)     (504,640)   (441,452)
                                                         ----------   ---------    ----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash provided by investing activities:
    Decrease in available-for-sale securities..........   4,168,021   6,994,923     3,493,438   5,862,814
    Decrease in held-to-maturity securities............     297,960     445,880       249,736     373,715
    Decrease in investment securities accounted for by
      the equity method................................       1,529       1,529         1,282       1,281
    Decrease in loans..................................     676,076     955,320       566,654     800,704
    Disposition of fixed assets........................      47,976      48,720        40,211      40,835
    Decrease in other assets...........................     122,322     227,361       102,525     190,425
                                                         ----------   ---------    ----------   ---------
                                                          5,313,884   8,673,733     4,453,846   7,269,774

               SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

               FOR THE QUARTER AND SIX-MONTHS ENDED JUNE 30, 2003
               (IN MILLIONS OF WON AND THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                                WON                U.S. DOLLARS (NOTE 2)
                                                     -------------------------   -------------------------
                                                       QUARTER     SIX-MONTHS      QUARTER     SIX-MONTHS
                                                        ENDED         ENDED         ENDED         ENDED
                                                      JUNE 30,      JUNE 30,      JUNE 30,      JUNE 30,
                                                        2003          2003          2003          2003
                                                     -----------   -----------   -----------   -----------
  Cash used in investing activities:
    Increase in available-for-sale securities......   (3,489,927)   (7,696,016)   (2,925,092)   (6,450,437)
    Increase in held-to-maturity securities........     (276,824)     (429,532)     (232,021)     (360,013)
    Increase in loans..............................   (3,405,130)   (5,762,222)   (2,854,019)   (4,829,622)
    Purchase of fixed assets.......................      (21,995)      (46,805)      (18,435)      (39,229)
    Increase in other assets.......................     (283,778)     (265,646)     (237,849)     (222,514)
    Decrease in other liabilities..................      (99,500)     (140,317)      (83,396)     (117,607)
                                                     -----------   -----------   -----------   -----------
                                                      (7,577,154)  (14,340,538)   (6,350,812)  (12,019,422)
                                                     -----------   -----------   -----------   -----------
      Net cash used in investing activities........   (2,263,270)   (5,666,805)   (1,896,966)   (4,749,648)
                                                     -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash provided by financing activities:
    Increase in deposits...........................    1,144,182     3,745,122       959,000     3,138,984
    Increase in borrowings.........................    6,145,497    15,773,530     5,150,865    13,220,627
    Increase in debentures.........................    1,958,357     3,493,077     1,641,402     2,927,731
    Increase in other liabilities..................      265,076       282,875       222,174       237,093
                                                     -----------   -----------   -----------   -----------
                                                       9,513,112    23,294,604     7,973,441    19,524,435
  Cash used in financing activities:
    Decrease in borrowings.........................   (5,515,635)  (13,197,903)   (4,622,945)  (11,061,858)
    Decrease in debentures.........................     (761,516)   (2,168,559)     (638,267)   (1,817,584)
    Issuance cost on debentures paid...............       (3,608)      (40,906)       (3,024)      (34,285)
    Decrease in other liabilities..................     (696,331)     (494,130)     (583,631)     (414,156)
    Dividends paid.................................     (127,549)     (158,078)     (106,906)     (132,494)
    Acquisition of treasury stock..................           --           (25)           --           (21)
                                                     -----------   -----------   -----------   -----------
                                                      (7,104,639)  (16,059,601)   (5,954,773)  (13,460,398)
                                                     -----------   -----------   -----------   -----------
      Net cash provided by financing activities....    2,408,473     7,235,003     2,018,668     6,064,037
                                                     -----------   -----------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents......................................     (456,884)    1,041,501      (382,938)      872,937
Cash and cash equivalents, beginning of period.....    4,345,519     2,847,134     3,642,208     2,386,333
                                                     -----------   -----------   -----------   -----------
Cash and cash equivalents, end of period...........  W 3,888,635     3,888,635   $ 3,259,270     3,259,270
                                                     ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements

                       SHINHAN FINANCIAL GROUP CO., LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2003
                                  (UNAUDITED)

(1)  GENERAL DESCRIPTION ON CONSOLIDATED COMPANIES

     Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for by the equity method are summarized as follows:

  (A) CONTROLLING COMPANY

     Shinhan Financial Group Co., Ltd. (the "Company"), was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.) to the Company. The Company was formed for the purpose of providing management services and financing to subsidiaries with W1,461,721 million of initial capital stock and the Company's shares were listed on the Korea Stock Exchange on September 10, 2001.

     As of June 30, 2003, the Company has 16 subsidiaries which are consolidated or accounted for by the equity method, and its capital stock was W1,461,806 million.

  (B) SUBSIDIARIES INCLUDED IN CONSOLIDATION

  a. Shinhan Bank

     Shinhan Bank was incorporated on September 15, 1981 under the General Banking Act of Korea to engage in commercial banking and trust business. Its capital stock as of June 30, 2003 was W1,223,153 million and it has 352 branch offices and 174 automated teller machine locations.

  b. Goodmorning Shinhan Securities Co., Ltd.

     Goodmorning Shinhan Securities Co., Ltd. ("Goodmorning Shinhan Securities") was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and its shares were listed on the Korea Stock Exchange on December 19, 1986. On June 18, 2002, the Company acquired a 29% share of Good Morning Securities Co., Ltd. from its largest shareholders and on July 31, 2002, Good Morning Securities Co., Ltd. was merged with Shinhan Securities Co., Ltd., which was one of subsidiaries of the Company, at the exchange rate of 1.9976 Good Morning Securities Co., Ltd. shares for each Shinhan Securities Co., Ltd. share, and renamed to Goodmorning Shinhan Securities. As of June 30, 2003, it operates through 84 branches and its capital stock was W796,998 million.

  c. Shinhan Card Co., Ltd.

     Shinhan Card Co., Ltd. ("Shinhan Card") was established on June 1, 2002 under the Credit Specialty Finance Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loans and installment financing and it holds 1.86 million franchise accounts and 2.67 million of credit card holders. Its capital stock as of June 30, 2003 was W152,847 million.

  d. Shinhan Capital Co., Ltd.

     Shinhan Capital Co., Ltd. ("Shinhan Capital") was incorporated on April 19, 1991 to engage in the leasing and rental business and it changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Its capital stock as June 30, 2003 was W80,000 million.

                       SHINHAN FINANCIAL GROUP CO., LTD.

  e. Shinhan BNP Paribas Investment Trust Management Co., Ltd.

     On August 1, 1996, Shinhan BNP Paribas Investment Trust Management Co., Ltd. ("Shinhan BNP Paribas ITMC") was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Shinhan BNP Paribas ITMC's capital stock was W40,000 million as of June 30, 2003. Additionally, on October 24, 2002, the Company sold 3,999,999 shares (50% of total outstanding shares -- 1 share) of Shinhan Investment Trust Management Co., Ltd., which has been renamed to Shinhan BNP Paribas ITMC, to BNP Paribas Asset Management and it renamed to Shinhan BNP Paribas ITMC.

  f. Jeju Bank

     Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Stock Exchange on December 28, 1972. On April 4, 2002, Jeju Bank became one of subsidiaries of the Company through acquiring a 51% share from Korea Deposit Insurance Corporation. Additionally, the Company's percentage of ownership increased to 62% with the acquisition of additional common shares at W20,177 million on July 5, 2002 and its capital stock as of June 30, 2003 was W77,644 million.

  g. SH&C Life Insurance Co., Ltd.

     SH&C Life Insurance Co., Ltd. ("SH&C Life Insurance") was established in October 1, 2002 to engage in insurance business and other related business. Its capital stock as of June 30, 2003 was W30,000 million.

  h. Trust accounts of Shinhan and Jeju Bank

     Trust accounts in which Shinhan and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings are included in consolidation.

  i. Shinhan Finance Ltd.

     Shinhan Finance Ltd. ("Shinhan Finance") was incorporated in November 1990 in Hong Kong as a wholesale bank and has USD 55.6 million of capital stock as of June 30, 2003.

  j. Good Morning Securities Europe Ltd.

     Good Morning Securities Europe Ltd. ("Good Morning Securities Europe") was established in 1991 and has been providing securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority (SFA) of UK. Its capital stock as of June 30, 2003 was GBP 5 million.

  k. Good Morning Securities USA Inc.

     Good Morning Securities USA Inc. ("Good Morning Securities USA") was established in 1993 and has been providing securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. Its capital stock as of June 30, 2003 was USD 4.2 million.

                       SHINHAN FINANCIAL GROUP CO., LTD.

     Ownerships between the Company and its subsidiaries included in consolidation as of June 30, 2003 and December 31, 2002 are as follows:

                                                                2003                      2002
                                                       -----------------------   -----------------------
                                                         NUMBER      OWNERSHIP     NUMBER      OWNERSHIP
INVESTOR                         INVESTEE               OF SHARES       (%)       OF SHARES       (%)
--------                         --------              -----------   ---------   -----------   ---------
The Company....................  Shinhan Bank          244,630,672     100.0     244,630,672     100.0
   "   ........................  Goodmorning Shinhan
                                 Securities(*)          94,084,384      59.4      94,084,384      59.4
   "   ........................  Shinhan Card           30,569,400     100.0      30,569,400     100.0
   "   ........................  Shinhan Capital        16,000,000     100.0      16,000,000     100.0
   "   ........................  Shinhan BNP Paribas
                                 ITMC                    4,000,001      50.0       4,000,001      50.0
   "   ........................  Jeju Bank               9,692,369      62.4       9,692,369      62.4
   "   ........................  SH&C Life Insurance     3,000,001      50.0       3,000,001      50.0
Shinhan Bank...................  The Company            29,873,295      10.2      29,873,674      10.2
   "   ........................  Shinhan Finance            55,600     100.0          55,600     100.0
Goodmorning Shinhan
  Securities...................  Good Morning
                                 Securities Europe       5,000,000     100.0       5,000,000     100.0
   "   ........................  Good Morning
                                 Securities USA             15,000     100.0          15,000     100.0

---------------

(*) 1,047,213 and 1,041,408 shares of treasury stock as of June 30, 2003 and December 31, 2002 considered

  (C) SUBSIDIARIES ACCOUNTED FOR BY THE EQUITY METHOD

  a. e-Shinhan Inc.

     e-Shinhan Inc. ("e-Shinhan") was incorporated on February 21, 2001 to engage in the business of internet brokerage service and comprehensive management services on customer accounts. Its capital stock as of June 30, 2003 was W2,820 million.

  b. Shinhan Macquarie Financial Advisory Co., Ltd.

     Shinhan Macquarie Financial Advisory Co., Ltd. ("Shinhan Macquarie") was incorporated on August 1, 2001 to engage in the business of financial advisory services and cross border leasing. Its capital stock as of June 30, 2003 was W1,000 million.

  c. Shinhan Credit Information Co., Ltd.

     Shinhan Credit Information Co., Ltd. ("Shinhan Credit Information") was established on July 8, 2002 as wholly owned subsidiary of the Company to engage in the business of debt collection services and credit research. Its capital stock as of June 30, 2003 was W3,000 million.

     In addition, on June 18, 2003, the Company sold 49% (294,000 shares) of total outstanding shares in Shinhan Credit Information to LSH Holdings LLC.

  d. Shinhan System Co., Ltd.

     Shinhan System Co., Ltd. ("Shinhan System") was incorporated in May 1991 to engage in computer services and its capital stock as of June 30, 2003 was W1,000 million.

                       SHINHAN FINANCIAL GROUP CO., LTD.

     Ownerships in subsidiaries accounted for by the equity method of accounting as of June 30, 2003 and December 31, 2002 is as follows:

                                                            2003                    2002              REASON FOR
                                                    ---------------------   ---------------------   EXCLUSION FROM
                                                     NUMBER     OWNERSHIP    NUMBER     OWNERSHIP    THE SCOPE OF
INVESTOR               INVESTEE (EQUITY METHOD)     OF SHARES      (%)      OF SHARES      (%)      CONSOLIDATION
--------               ------------------------     ---------   ---------   ---------   ---------   --------------
The Company..........  e-Shinhan                     415,495       73.7      415,495       73.7     Asset under
                                                                                                    W7 billion
   "   ..............  Shinhan Macquarie             102,000       51.0      102,000       51.0          "
   "   ..............  Shinhan Credit Information    306,000       51.0      600,000      100.0          "
Shinhan Bank.........  Shinhan System                200,000      100.0      200,000      100.0          "

(2) BASIS OF FINANCIAL STATEMENTS PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (A) BASIS OF FINANCIAL STATEMENTS PRESENTATION

     The Company maintains its official accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements.

     The Company adopted Statements of Korea Accounting Standards (SKAS) No. 2 through No. 9, effective from the first fiscal year beginning after December 31, 2002, while SKAS No. 6, "Events Occurring after the Balance Sheet Date", has been adopted since the year ended December 31, 2002 with encouraged earlier application. Certain accounts of prior year's consolidated financial statements were reclassified to conform to the current year's presentation. Additionally, in application of SKAS No. 2, "Interim Financial Reporting", the Company did not present the statements of cash flows for the quarter and six-months ended June 30, 2002 under the interim measure to effective date of this new standard.

     Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

  (B) BASIS OF FINANCIAL STATEMENTS TRANSLATION

     The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W1,193.10 to US$1, the basic exchange rate on June 30, 2003. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

  (C) INVESTMENTS IN SECURITIES

     Effective from the fiscal year after December 31, 2002, the Company adopted SKAS No. 8, "Investments in Securities". In accordance with SKAS No. 8, certain debt and equity securities should be classified into one of the three categories of held-to-maturity, available-for-sale, or trading securities at the time of acquisition and such determination should be reassessed at each balance sheet date. Investments in debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling them in the near term

                       SHINHAN FINANCIAL GROUP CO., LTD.

(thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

     Trading securities are carried at fair value, with unrealized holding gains and losses included in earnings. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment. Investments in equity that do not have readily determinable fair values are stated at cost. Declines in value judged to be other-than-temporary on available-for-sale securities are charged to current results of operations. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

     Marketable securities are at the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers' credit rate announced by the accredited credit rating agencies in Korea. Money market funds are recorded at the fair value determined by the investment management companies.

  (D) INVESTMENT SECURITIES ACCOUNTED FOR BY THE EQUITY METHOD

     Investments in affiliated companies owned 20% or more or over which the Company has significant management control are stated at an amount as determined using the equity method.

     Under the equity method of accounting, the Company's initial investment is recorded at cost and is subsequently increased to reflect the Company's share of the investee income and reduced to reflect the Company's share of the investee losses or dividends received. Any excess in the Company's acquisition cost over the Company's share of the investee's identifiable net assets is generally recorded as goodwill or other intangibles and amortized by the straight-line method over the estimated useful life. Goodwill (negative goodwill) is amortized over a reasonable period, generally less than 20 years. When events or circumstances indicate that carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

     Under the equity method of accounting, the Company does not record its share of losses of affiliate companies when such losses would make the Company's investment in such entity less than zero.

     In case of translating financial statements denominated in foreign currencies, where the balances are determined by the equity method, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as valuation gains (losses) under the equity method, a component of capital adjustments in the stockholder's equity.

  (E) ALLOWANCE FOR LOAN LOSSES

     Shinhan Bank established the credit risk-rating model, which considers the borrowers' capacity to repay and credit risk ("Forward Looking Criteria: FLC") in classifying its corporate loans and making provisions for loan losses. Based on the above model, the Company and its subsidiaries classified their corporate loans by ten credit risk ratings and made provisions for loan losses in the amount of 0.2 - 2%, 4%, 20%, 95% and 100% of those classified in category 1 - 6 (normal), 7 (precautionary), 8 (sub-standard), 9 (doubtful) and 10 (estimated loss), respectively, while household loans and credit card loans were classified by considering current financial status including delinquency period, bankruptcies and collaterals value. For those loans was made provision for loan losses of 0.75 - 1%, 5 - 7%, 20%, 55% - 60% and 100% of those classified in normal, precautionary, sub-standard, doubtful and estimated loss, respectively.

                       SHINHAN FINANCIAL GROUP CO., LTD.

  (F) TROUBLED LOANS RESTRUCTURING

     Restructured loans which are related to companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors are stated at present value of expected future cash flows, and the difference between carrying amount and the present value of expected future cash flows is presented as a present value discount, and amortized and credited to operations as interest income using the effective interest rate method. In addition, an allowance for the present value on restructured loans is made depending on the credit conditions of borrowers.

  (G) FIXED ASSETS

  i) Tangible Assets

     Tangible assets are stated at cost, except for the case of revaluation made in accordance with the Asset Revaluation Law. Significant additions or improvements extending value or useful lives of assets are capitalized, while normal maintenance and repairs are charged to expense when incurred.

     Depreciation is computed using the declining-balance method, except straight-line method for building and leasehold improvement, over estimated useful lives of the related assets.

  ii) Intangible Assets

     Intangible assets are stated at acquisition cost less amortization computed using the straight-line method over useful lives of related intangible assets.

  (H) DISCOUNT ON DEBENTURES

     Discount on debenture issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

  (I) RETIREMENT AND SEVERANCE BENEFITS

     Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company's estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees' severance pay insurance where the employees have a vested interest in the deposit with the insurance companies. The deposits for retirement insurance is, therefore, reflected in the accompanying balance sheet as a deduction from the liability for retirement and severance benefits.

     Under the National Pension Scheme of Korea, the Company transferred a certain portion of retirement allowances of employees to the National Pension Fund. The amount transferred will reduce the retirement and severance benefit amount to be payable to the employees when they leave the Company and is accordingly reflected in the accompanying financial statements as a reduction from the retirement and severance benefit liability.

  (J) ALLOWANCE FOR GUARANTEES AND ACCEPTANCES

     The Company provides an allowance for losses on guarantees and acceptances, which are classified as substandard, doubtful and estimated loss using the same method as that used to provide for losses on its corporate loans.

                       SHINHAN FINANCIAL GROUP CO., LTD.

  (K) INCOME TAXES

     Income tax on the earnings or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of earnings except to the extent that it relates to items recognized directly to equity, in which case it is recognized in equity.

     Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

     A deferred tax asset is recognized only to the extent that it is probable that future taxable earnings will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

  (L) TRANSLATION OF FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

     Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet date, with the resulting gains and losses recognized in current results of operations. As permitted by the Financial Accounting Standards, monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at W1,193.10 and W1,200.40 to US$1, the basic rate of exchange on June 30, 2003 and December 31, 2002, respectively, except for swap funds which are translated at the specified rates in the contracts. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction. Financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet dates.

  (M) DERIVATIVES

     Derivative instruments are presented as assets or liabilities valued principally at the fair value of rights or obligations associated with the derivative contracts. The unrealized gain or loss from derivative transactions is recognized in current operations.

     However, for derivative instruments for the purpose of hedging the exposure to the variability of cash flows of a forecasted transaction, the hedge-effective portion of the derivative's gain or loss is deferred as a capital adjustment, a component of stockholder's equity. The ineffective portion of the gain or loss is charged or credited to current results of operations.

  (N) ACCOUNTING FOR LEASES AND RENTALS

     The Company accounts for and classifies its lease transactions as either the operating or capital lease, depending on the terms of the lease under the Korean Lease Accounting Standards.

     If a lease is substantially noncancellable and meets one or more of the criteria listed below, the present value of future minimum lease payments is reflected as an obligation under capital lease. Otherwise, it is classified as an operating lease with lease payments expensed as incurred.

     - Ownership of the leased property shall be transferred to the lessee at the end of the lease term without additional payment or for a contract price.

     - The lease has a bargain purchase option.

     - The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

                       SHINHAN FINANCIAL GROUP CO., LTD.

     - The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

     In case of capital leases, the portion originated from principal is accounted for as collections of outstanding receivables and the remaining interest income is accounted for as revenue in the current period. Revenue from operating leases is recognized on a straight-line basis over the lease term.

     All costs and charges incurred in connection with acquiring lease assets by inception date of the lease are recorded as advance payments on operating lease assets or capital lease receivables.

     Additionally, depreciation of assets for operating leases is computed using the straight-line method over the economic useful lives (or lease terms if contracted before April 1, 1998).

  (O) STOCK OPTIONS

     The stock option program allows the Company's employees to acquire shares of the Company or to be compensated for the market price difference. In case of stock grant type, the Company values stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and a capital adjustment over the period in which the options vest. In case of price compensation type, the Company recognizes the compensation expense as an expense and a liability over the period in which the options vest.

  (P) INTEREST INCOME RECOGNITION

     Interest income on loans is recognized on the accrual basis, except for interest income on loans having overdue interest and principal and loans to customers who are bankrupt.

  (Q) CONTINGENT LIABILITIES

     Contingent losses are generally recognized as a liability when probable and reasonably estimable.

(3)  STANDARDS APPLIED FOR PREPARING CONSOLIDATED FINANCIAL STATEMENTS

     (a) The investment account of the Controlling Company was offset against the stockholders' equity account of each subsidiary as of the date of acquisition.

     (b) The Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries' net assets at the time of acquisition as goodwill (negative goodwill) and those are amortized over certain periods, which are less than 20 years.

     (c) All significant inter-company transactions and account balances among the consolidated companies have been fully eliminated in consolidation.

     (d) Additional allowances for loan losses on certain subsidiaries' loans are provided in the consolidated financial statements for the purpose of applying consistent standards to all subsidiaries. As results, W1,805 million and W12,952 million of additional allowance for loan losses of Goodmorning Shinhan Securities, Shinhan Capital and Jeju Bank are provided as of June 30, 2003 and December 31, 2002, respectively.

                       SHINHAN FINANCIAL GROUP CO., LTD.

(4)  CASH AND DUE FROM BANKS

     (a) Cash and due from banks as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                       -----------------------   ----------------------
                                          2003         2002         2003        2002
                                       -----------   ---------   ----------   ---------
Cash on hand in Won..................  W 1,104,648     903,183   $  925,864     757,005
Cash on hand in foreign currencies...       54,538      55,994       45,711      46,932
                                       -----------   ---------   ----------   ---------
                                         1,159,186     959,177      971,575     803,937
Due from banks in Won................    2,514,644   1,745,695    2,107,656   1,463,159
Due from banks in foreign
  currencies.........................      214,805     142,262      180,039     119,237
                                       -----------   ---------   ----------   ---------
                                         2,729,449   1,887,957    2,287,695   1,582,396
                                       -----------   ---------   ----------   ---------
                                       W 3,888,635   2,847,134   $3,259,270   2,386,333
                                       ===========   =========   ==========   =========

     (b) Restricted due from banks as of June 30, 2003 and December 31, 2002 are as follows:

                                           2003        2002      RESTRICTIONS
                                        ----------   ---------   ------------
Due from banks in Won:
  Reserve deposits in the Bank of
     Korea............................  W1,269,176     749,928   General Banking Act
  Due from banks for customers'
     accounts.........................     627,887     495,500   Reserve for customers'
                                                                 deposits
  Other...............................      87,383     129,639   Deposit for severance
                                                                 benefit insurance and other
Due from banks in foreign
  currencies..........................      19,950      74,976   Pledged for contract
                                                                 performance
                                        ----------   ---------
                                        W2,004,396   1,450,043
                                        ==========   =========

     (c) The maturities of the due from banks by remaining period as of June 30, 2003 and December 31, 2002 are summarized as follows:

                                                                    DUE
                                                       DUE       FROM BANKS
                                                   FROM BANKS    IN FOREIGN
REMAINING PERIOD (AS OF JUNE 30, 2003)               IN WON      CURRENCIES     TOTAL
--------------------------------------             -----------   ----------   ---------
Within 3 months..................................  W   829,327    206,882     1,036,209
3 months - 6 months..............................       54,915      4,653        59,568
6 months - 1 year................................      196,948         --       196,948
1-3 years........................................       23,606         --        23,606
Thereafter.......................................    1,409,848      3,270     1,413,118
                                                   -----------    -------     ---------
                                                   W 2,514,644    214,805     2,729,449
                                                   ===========    =======     =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                    DUE
                                                       DUE       FROM BANKS
                                                   FROM BANKS    IN FOREIGN
REMAINING PERIOD (AS OF DECEMBER 31, 2002)           IN WON      CURRENCIES     TOTAL
------------------------------------------         -----------   ----------   ---------
Within 3 months..................................  W   686,579    131,569       818,148
3 months - 6 months..............................       35,531      6,002        41,533
6 months - 1 year................................       98,354         --        98,354
1-3 years........................................       43,406         --        43,406
Thereafter.......................................      851,825      4,691       856,516
                                                   -----------    -------     ---------
                                                   W 1,715,695    142,262     1,857,957
                                                   ===========    =======     =========

(5)  SECURITIES

     Securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                              WON               U.S. DOLLARS (NOTE 2)
                                    ------------------------   ------------------------
                                       2003          2002         2003          2002
                                    -----------   ----------   -----------   ----------
Trading securities................  W 2,655,666    2,014,293   $ 2,225,854    1,688,285
Available-for-sale securities.....   10,029,959    9,146,301     8,406,638    7,665,996
Held-to-maturity securities.......    4,123,091    4,284,183     3,455,779    3,590,800
Investment securities by the
  equity method...................        7,363        9,437         6,171        7,910
                                    -----------   ----------   -----------   ----------
                                    W16,816,079   15,454,214   $14,094,442   12,952,991
                                    ===========   ==========   ===========   ==========

  (A) TRADING SECURITIES

     i) Trading securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Stocks................................  W   86,545      76,934   $   72,538      64,482
Government bonds......................     681,608     411,403      571,292     344,819
Finance debentures....................     696,475     636,852      583,752     533,779
Corporate bonds.......................     913,188     742,440      765,391     622,278
Beneficiary certificates..............     227,850      97,870      190,973      82,030
Commercial paper......................      50,000      48,794       41,908      40,897
                                        ----------   ---------   ----------   ---------
                                        W2,655,666   2,014,293   $2,225,854   1,688,285
                                        ==========   =========   ==========   =========

     ii) Details of debt securities classified as trading securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                               2003
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  686,019      683,422      684,117     681,608
Finance debentures.....................     711,092      695,507      699,373     696,475
Corporate bonds........................     908,415      910,353      914,555     913,188
                                         ----------    ---------    ---------   ---------
                                         W2,305,526    2,289,282    2,298,045   2,291,271
                                         ==========    =========    =========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                               2002
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  408,214      411,901      412,703     411,403
Finance debentures.....................     657,650      635,289      638,807     636,852
Corporate bonds........................     733,596      744,186      743,218     742,440
                                         ----------    ---------    ---------   ---------
                                         W1,799,460    1,791,376    1,794,728   1,790,695
                                         ==========    =========    =========   =========

---------------

 (*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**) The difference between fair value and book value is recorded as accrued income.

  (B) AVAILABLE-FOR-SALE SECURITIES

     i) Available-for-sale securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                       -----------------------   ----------------------
                                          2003         2002         2003        2002
                                       -----------   ---------   ----------   ---------
Stocks...............................  W   185,284     224,488   $  155,296     188,155
Investment in special fund...........       51,698       9,371       43,331       7,854
Government bonds.....................      533,965     556,279      447,544     466,247
Finance debentures...................    2,478,302   1,919,808    2,077,196   1,609,092
Corporate bonds......................    3,014,089   3,203,031    2,526,267   2,684,629
Beneficiary certificates.............    2,488,330   2,432,095    2,085,601   2,038,467
Securities in foreign currencies.....    1,066,856     801,229      894,188     671,552
Other................................      211,435          --      177,215          --
                                       -----------   ---------   ----------   ---------
                                       W10,029,959   9,146,301   $8,406,638   7,665,996
                                       ===========   =========   ==========   =========

     ii) Details of debt securities classified as available-for-sale securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                               2003
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  521,683      518,302      566,794     533,965
Finance debentures.....................   2,525,000    2,476,806    2,519,028   2,478,302
Corporate bonds........................   3,021,613    3,069,313    3,058,050   3,014,089
                                         ----------    ---------    ---------   ---------
                                         W6,068,296    6,064,421    6,143,872   6,026,356
                                         ==========    =========    =========   =========

                                                               2002
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  547,446      541,301      586,886     556,279
Finance debentures.....................   1,956,000    1,923,275    1,952,046   1,919,808
Corporate bonds........................   3,179,063    3,224,382    3,277,389   3,203,031
                                         ----------    ---------    ---------   ---------
                                         W5,682,509    5,688,958    5,816,321   5,679,118
                                         ==========    =========    =========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

---------------

 (*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**) The difference between fair value and book value is recorded as accrued income.

     iii) Equity securities classified as available-for-sale securities as of June 30, 2003 and December 31, 2002 are as follows:

                                                                  2003
                                            -------------------------------------------------
                                            OWNERSHIP   ACQUISITION   NET ASSET OR     BOOK
                                               (%)         COST        FAIR VALUE      VALUE
                                            ---------   -----------   -------------   -------
Stock:
  Hyundai Engineering & Construction Co.,
     Ltd. ................................     1.38      W 35,057         17,458       17,458
  SK Telecom Co., Ltd. ...................     0.12        17,106         20,993       20,993
  Shinwon Co., Ltd. ......................     2.15         4,738            742          742
  Ssangyong Motors Co., Ltd. .............     0.21         2,809          1,660        1,660
  Handsome Co., Ltd. .....................     1.43         3,533          2,812        2,812
  Samyang Foods Co., Ltd. ................    44.81         2,121         12,343       12,343
  Real Telecom Co., Ltd. .................     4.48         2,438            513        2,438
  Kia Motors Co., Ltd. ...................     0.09         2,640          2,640        2,640
  NamSun Co., Ltd. .......................     4.87         3,195          2,996        2,996
  Korea Securities Finance Co. ...........     3.39        11,573         15,537       11,573
  Korea Securities Depository.............     1.60           843          4,968          843
  Other...................................       --       110,065        108,831      108,786
                                                         --------        -------      -------
                                                          196,118        191,493      185,284
                                                         --------        -------      -------
Investment in special fund:
  Stock Market Stabilization Fund.........                 27,642         42,646       42,646
  Korea Stock Exchange....................                  2,612         21,134        2,612
  Good KDB 2nd Securitization Specialty
     Co., Ltd. ...........................                  3,000          3,083        3,000
  Other...................................                  3,441          3,642        3,440
                                                         --------        -------      -------
                                                           36,695         70,505       51,698
                                                         --------        -------      -------
                                                         W232,813        261,998      236,982
                                                         ========        =======      =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                  2002
                                            -------------------------------------------------
                                            OWNERSHIP   ACQUISITION   NET ASSET OR     BOOK
                                               (%)         COST        FAIR VALUE      VALUE
                                            ---------   -----------   -------------   -------
Stock:
  Saehan Industries Inc. .................     2.45      W  2,248          2,144        2,144
  Korea Securities Finance Co. ...........     3.39        11,573         14,645       11,573
  Hanwha Investment Trust Management Co.,
     Ltd. ................................     4.50         1,350          1,419        1,419
  Korea ECN Securities Co., Ltd. .........     6.25         1,600          1,468        1,600
  ShinDongBang Co., Ltd. .................     2.74         1,987            928          928
  Shinwon Co., Ltd. ......................     3.29         7,260          2,578        2,578
  Handsome Co., Ltd. .....................     1.48         3,533          2,269        2,269
  Hyundai Engineering & Construction Co.,
     Ltd. ................................     2.69        65,364         20,982       20,982
  SK Telecom Co., Ltd. ...................     0.04         4,822          7,718        7,718
  INTEC Telecom Co., Ltd. ................     4.03         2,438            768        2,438
  Hyundai Petrochemical Co., Ltd. ........     5.34         9,244         41,313        9,244
  Other...................................     2.45       205,017        182,477      161,595
                                                         --------        -------      -------
                                                          316,436        278,709      224,488
                                                         --------        -------      -------
Investment in special fund:
  Stock Market Stabilization Fund.........                  4,835          5,936        5,936
  Other...................................                  3,435          3,562        3,435
                                                         --------        -------      -------
                                                            8,270          9,498        9,371
                                                         --------        -------      -------
                                                         W324,706        288,207      233,859
                                                         ========        =======      =======

     iv) The maturity of available-for-sale securities by remaining period as of June 30, 2003 are as follows:

                                          GOVERNMENT    FINANCE     CORPORATE
REMAINING PERIOD                            BONDS      DEBENTURES     BONDS       TOTAL
----------------                          ----------   ----------   ---------   ---------
Due within 3 months.....................   W 29,673      461,262      404,134     895,069
3 months - 6 months.....................     10,719      360,384      367,580     738,683
6 months - 1 year.......................    155,332      972,669      627,550   1,755,551
1 - 3 years.............................    224,688      673,743      886,400   1,784,831
Thereafter..............................    113,553       10,244      728,425     852,222
                                           --------    ---------    ---------   ---------
                                           W533,965    2,478,302    3,014,089   6,026,356
                                           ========    =========    =========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

     v) Available-for-sale securities denominated in foreign currencies classified by issuing country as of June 30, 2003 and December 31, 2002 are as follows:

                                      2003                                2002
                        ---------------------------------   ---------------------------------
                                      EQUIVALENT   RATIO                  EQUIVALENT   RATIO
                        U.S. DOLLAR      WON        (%)     U.S. DOLLAR      WON        (%)
                        -----------   ----------   ------   -----------   ----------   ------
Korea.................   $683,726     W  815,753    76.47    $460,564      W552,883     69.00
U.S.A.................     81,835         97,638     9.15      97,772       117,366     14.66
Malaysia..............     11,640         13,888     1.30      11,640        13,973      1.75
Indonesia.............         --             --       --         300           360      0.04
Philippines...........      6,076          7,250     0.68       6,365         7,640      0.95
Germany...............     12,590         15,021     1.41      12,562        15,079      1.88
Japan.................      2,706          3,228     0.30       3,190         3,829      0.48
Other.................     95,615        114,078    10.69      75,057        90,099     11.24
                         --------     ----------   ------    --------      --------    ------
                         $894,188     W1,066,856   100.00    $667,450      W801,229    100.00
                         ========     ==========   ======    ========      ========    ======

  (C) HELD-TO-MATURITY SECURITIES

     i) Held-to-maturity securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Government bonds......................  W  525,353     539,505   $  440,326     452,188
Finance debentures....................     271,774     402,768      227,788     337,581
Corporate bonds.......................   3,183,740   3,213,403    2,668,460   2,693,323
Securities in foreign currencies......     142,224     128,504      119,205     107,706
Other.................................          --           3           --           2
                                        ----------   ---------   ----------   ---------
                                        W4,123,091   4,284,183   $3,455,779   3,590,800
                                        ==========   =========   ==========   =========

     ii) Details of debt securities classified as held-to-maturity securities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                               2003
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  523,303      519,821      622,693     525,353
Finance debentures.....................     272,944      275,139      296,076     271,774
Corporate bonds........................   3,174,509    3,196,037    3,349,105   3,183,740
                                         ----------    ---------    ---------   ---------
                                         W3,970,756    3,990,997    4,267,874   3,980,867
                                         ==========    =========    =========   =========

                                                               2002
                                         ------------------------------------------------
                                            FACE      ACQUISITION     FAIR        BOOK
                                           VALUE         COST       VALUE(*)    VALUE(**)
                                         ----------   -----------   ---------   ---------
Government bonds.......................  W  543,903      532,735      622,457     539,505
Finance debentures.....................     408,462      404,785      445,557     402,768
Corporate bonds........................   3,210,405    3,223,072    3,382,375   3,213,403
                                         ----------    ---------    ---------   ---------
                                         W4,162,770    4,160,592    4,450,389   4,155,676
                                         ==========    =========    =========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

---------------

(*) Debt securities are recorded at fair value using the market yield of bonds provided by the bond credit rating and pricing associations.

(**) The difference between fair value and book value is recorded as accrued income.

     iii) The maturity of held-to-maturity securities by remaining period as of June 30, 2003 and December 31, 2002 are as follows:

                                           GOVERNMENT    FINANCE     CORPORATE
REMAINING PERIOD (AS OF JUNE 30, 2003)       BONDS      DEBENTURES     BONDS       TOTAL
--------------------------------------     ----------   ----------   ---------   ---------
Due within 3 months......................   W  4,984      17,648     1,061,815   1,084,447
3 months - 6 months......................     68,385      58,165       138,394     264,944
6 months - 1 year........................     62,932      23,816       252,246     338,994
1 - 3 years..............................    272,579     122,232     1,070,873   1,465,684
Thereafter...............................    116,473      49,913       660,412     826,798
                                            --------     -------     ---------   ---------
                                            W525,353     271,774     3,183,740   3,980,867
                                            ========     =======     =========   =========

                                            GOVERNMENT    FINANCE     CORPORATE
REMAINING PERIOD (AS OF DECEMBER 31, 2002)    BONDS      DEBENTURES     BONDS       TOTAL
------------------------------------------  ----------   ----------   ---------   ---------
Due within 3 months......................    W    354      82,160        45,005     127,519
3 months - 6 months......................         476      66,650        91,340     158,466
6 months - 1 year........................      65,171      57,672     1,301,399   1,424,242
1 - 3 years..............................     301,321     146,381     1,119,998   1,567,700
Thereafter...............................     172,183      49,905       655,661     877,749
                                             --------     -------     ---------   ---------
                                             W539,505     402,768     3,213,403   4,155,676
                                             ========     =======     =========   =========

     iv) Held-to-maturity securities denominated in foreign currencies classified by issuing country as of June 30, 2003 and December 31, 2002 are as follows:

                                        2003                                2002
                          ---------------------------------   ---------------------------------
                                        EQUIVALENT   RATIO                  EQUIVALENT   RATIO
                          U.S. DOLLAR      WON        (%)     U.S. DOLLAR      WON        (%)
                          -----------   ----------   ------   -----------   ----------   ------
Korea...................   $103,876      W123,934     87.13    $ 91,721      W110,103     85.68
U.S.A...................      1,939         2,313      1.63       1,940         2,329      1.81
Indonesia...............      2,500         2,983      2.10       2,500         3,001      2.34
Other...................     10,891        12,994      9.14      10,890        13,071     10.17
                           --------      --------    ------    --------      --------    ------
                           $119,206      W142,224    100.00    $107,051      W128,504    100.00
                           ========      ========    ======    ========      ========    ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

 (D) INVESTMENT SECURITIES ACCOUNTED FOR BY THE EQUITY METHOD

     i) Details of investment securities by the equity method as of June 30, 2003 and December 31, 2002 are as follows:

                                                              2003
                       ----------------------------------------------------------------------------------
                                   INVESTMENT,
                                    SALE AND       EQUITY
                       BEGINNING    DIVIDEND,      METHOD      RETAINED     CAPITAL      TOTAL    ENDING
SUBSIDIARIES            BALANCE        NET       GAIN (LOSS)   EARNINGS   ADJUSTMENTS   CHANGES   BALANCE
------------           ---------   -----------   -----------   --------   -----------   -------   -------
e-Shinhan............   W3,892           --         (523)         (1)          --         (524)    3,368
Shinhan Macquarie....      423           --         (423)         --           --         (423)       --
Shinhan Credit
  Information........    3,121       (1,695)         560          --           --       (1,135)    1,986
Shinhan System.......    2,001           --            8          --           --            8     2,009
                        ------       ------         ----          --          ---       ------     -----
                        W9,437       (1,695)        (378)         (1)          --       (2,074)    7,363
                        ======       ======         ====          ==          ===       ======     =====

                                                              2002
                       ----------------------------------------------------------------------------------
                                   INVESTMENT,
                                    SALE AND       EQUITY
                       BEGINNING    DIVIDEND,      METHOD      RETAINED     CAPITAL      TOTAL    ENDING
SUBSIDIARIES            BALANCE        NET       GAIN (LOSS)   EARNINGS   ADJUSTMENTS   CHANGES   BALANCE
------------           ---------   -----------   -----------   --------   -----------   -------   -------
e-Shinhan............   W4,673           --         (806)         (1)          26         (781)    3,892
Shinhan Macquarie....      776         (484)         134          (3)          --         (353)      423
Shinhan Credit
  Information........       --        3,000          121          --           --        3,121     3,121
Shinhan System.......    1,864           --          137          --           --          137     2,001
Shinhan Research.....      158         (158)          --          --           --         (158)       --
                        ------       ------         ----          --          ---       ------     -----
                        W7,471        2,358         (414)         (4)          26        1,966     9,437
                        ======       ======         ====          ==          ===       ======     =====

                       SHINHAN FINANCIAL GROUP CO., LTD.

(6)  LOANS

     (a) Loans outstanding as of June 30, 2003 and December 31, 2002 consist of the following:

                                              WON               U.S. DOLLARS (NOTE 2)
                                    ------------------------   ------------------------
                                       2003          2002         2003          2002
                                    -----------   ----------   -----------   ----------
Loans in Won......................  W36,575,371   32,616,614   $30,655,746   27,337,703
Loans in foreign currencies.......    3,997,133    3,489,504     3,350,208    2,924,737
Domestic import usance bills......    1,498,792    1,154,569     1,256,216      967,705
Call loans........................      258,766      610,606       216,885      511,781
Korean Won bills bought...........    1,413,304      833,721     1,184,565      698,786
Foreign currency bills bought.....    2,146,304    2,263,872     1,798,931    1,897,471
Payments on guarantees and
  acceptances.....................       61,306       89,657        51,384       75,146
Credit card loans.................    2,302,070    2,795,865     1,929,486    2,343,362
Privately placed bonds............    1,827,922    1,484,356     1,532,078    1,244,117
Factoring receivables.............       63,532       63,627        53,250       53,329
Loans convertible into equity
  securities......................        6,504        6,504         5,451        5,452
Financing lease receivables.......      640,616      621,427       536,934      520,851
Other.............................       17,570       17,706        14,726       14,840
                                    -----------   ----------   -----------   ----------
                                     50,809,190   46,048,028    42,585,860   38,595,280
Less: allowance for loan losses...   (1,125,750)    (785,773)     (943,550)    (658,598)
      present value discounts.....      (16,202)     (17,894)      (13,580)     (14,998)
                                    -----------   ----------   -----------   ----------
                                    W49,667,238   45,244,361   $41,628,730   37,921,684
                                    ===========   ==========   ===========   ==========

     (b) The maturities of loans by remaining period as of June 30, 2003 and December 31, 2002 are as follows:

                                                        LOANS
                                         LOANS IN     IN FOREIGN
REMAINING PERIOD (AS OF JUNE 30, 2003)      WON       CURRENCIES     OTHER        TOTAL
--------------------------------------  -----------   ----------   ----------   ----------
Due within 3 months..................   W 5,697,637   1,002,971     6,305,631   13,006,239
3 months - 6 months..................     4,798,156     986,360       786,542    6,571,058
6 months - 1 year....................    12,032,393     966,670     1,007,657   14,006,720
1 - 3 years..........................    10,623,587     374,785     1,625,044   12,623,416
Thereafter...........................     3,423,598     666,347       511,812    4,601,757
                                        -----------   ---------    ----------   ----------
                                        W36,575,371   3,997,133    10,236,686   50,809,190
                                        ===========   =========    ==========   ==========

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                             LOANS
                                                           IN FOREIGN
REMAINING PERIOD (AS OF DECEMBER 31, 2002)  LOANS IN WON   CURRENCIES     OTHER       TOTAL
------------------------------------------  ------------   ----------   ---------   ----------
Due within 3 months....................     W 4,971,684      393,060    6,373,742   11,738,486
3 months - 6 months....................       4,393,858      699,390      811,375    5,904,623
6 months - 1 year......................       8,379,063    1,332,252      878,332   10,589,647
1 - 3 years............................      11,489,933      452,397    1,383,218   13,325,548
Thereafter.............................       3,382,076      612,405      495,243    4,489,724
                                            -----------    ---------    ---------   ----------
                                            W32,616,614    3,489,504    9,941,910   46,048,028
                                            ===========    =========    =========   ==========

     (c) Loan classified by country as of June 30, 2003 and December 31, 2002 are as follows:

                                                         2003
                            --------------------------------------------------------------
                                            LOANS
                             LOANS IN     IN FOREIGN     OTHER
                                WON       CURRENCIES     LOANS        TOTAL      RATIO (%)
                            -----------   ----------   ----------   ----------   ---------
Korea.....................  W36,575,371   3,268,955    10,036,050   49,880,376     98.17
U.S.A.....................           --       8,874            --        8,874      0.02
U.K.......................           --      21,140            --       21,140      0.04
Japan.....................           --     610,732         9,664      620,396      1.22
Germany...................           --          --        35,793       35,793      0.07
Italy.....................           --          --        85,307       85,307      0.17
Ireland...................           --          --        59,655       59,655      0.12
Indonesia.................           --      27,981            --       27,981      0.06
Thailand..................           --         597            --          597      0.00
Hongkong..................           --      58,234        10,217       68,451      0.13
Singapore.................           --         620            --          620      0.00
                            -----------   ---------    ----------   ----------    ------
                            W36,575,371   3,997,133    10,236,686   50,809,190    100.00
                            ===========   =========    ==========   ==========    ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                         2002
                             -------------------------------------------------------------
                                             LOANS
                              LOANS IN     IN FOREIGN     OTHER
                                 WON       CURRENCIES     LOANS       TOTAL      RATIO (%)
                             -----------   ----------   ---------   ----------   ---------
Korea......................  W32,616,614   2,820,291    9,696,621   45,133,526     98.01
U.S.A......................           --       7,124       30,010       37,134      0.08
U.K........................           --          --        1,059        1,059      0.00
Japan......................           --     628,671           --      628,671      1.37
Germany....................           --      12,004       60,020       72,024      0.16
Italy......................           --          --       60,020       60,020      0.13
Canada.....................           --          --        7,923        7,923      0.02
Austria....................           --          --       42,014       42,014      0.09
Ireland....................           --          --       24,008       24,008      0.05
Indonesia..................           --      16,148           --       16,148      0.04
Thailand...................           --       3,204           --        3,204      0.01
Vietnam....................           --       1,041           --        1,041      0.00
Hongkong...................           --          --       20,235       20,235      0.04
Singapore..................           --       1,021           --        1,021      0.00
                             -----------   ---------    ---------   ----------    ------
                             W32,616,614   3,489,504    9,941,910   46,048,028    100.00
                             ===========   =========    =========   ==========    ======

     (d) Loans classified by consumer as of June 30, 2003 and December 31, 2002 are as follows:

                                                         2003
                            --------------------------------------------------------------
                                            LOANS
                             LOANS IN     IN FOREIGN
                                WON       CURRENCIES     OTHER        TOTAL      RATIO (%)
                            -----------   ----------   ----------   ----------   ---------
Corporate.................  W18,808,267   3,845,211     7,923,509   30,576,987     60.18
Household.................   17,372,361     151,703     2,171,111   19,695,175     38.76
Public and other..........      394,743         219       142,066      537,028      1.06
                            -----------   ---------    ----------   ----------    ------
                            W36,575,371   3,997,133    10,236,686   50,809,190    100.00
                            ===========   =========    ==========   ==========    ======

                                                         2002
                             -------------------------------------------------------------
                                             LOANS
                              LOANS IN     IN FOREIGN
                                 WON       CURRENCIES     OTHER       TOTAL      RATIO (%)
                             -----------   ----------   ---------   ----------   ---------
Corporate..................  W15,945,863   3,427,197    7,410,253   26,783,313     58.16
Household..................   16,538,978      45,938    2,225,690   18,810,606     40.85
Public and other...........      131,773      16,369      305,967      454,109      0.99
                             -----------   ---------    ---------   ----------     -----
                             W32,616,614   3,489,504    9,941,910   46,048,028       100
                             ===========   =========    =========   ==========     =====

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (e) Restructured loans due to commencement of bankruptcy proceedings, composition proceedings or workout programs during the six-months ended June 30, 2002 and the year ended December 31, 2002 are as follows:

                                                             2003
                                  -----------------------------------------------------------
                                                                     WORKOUT
                                                             -----------------------
                                                             CORPORATE   INDIVIDUALS
                                  COMPOSITION   BANKRUPTCY     LOANS        LOANS      TOTAL
                                  -----------   ----------   ---------   -----------   ------
Loan for equity conversion......    W    --        6,282         389          --        6,671
Reduction in interest rate......         --       34,863       1,446         244       36,553
                                    -------       ------      ------         ---       ------
Loan balance before
  restructuring.................         --       41,145       1,835         244       43,224
Loan balance after
  restructuring.................         --       31,444       1,332         207       32,983
                                    -------       ------      ------         ---       ------
Loss resulting from
  restructuring.................    W    --        9,701         503          37       10,241
                                    =======       ======      ======         ===       ======

                                                             2002
                                  -----------------------------------------------------------
                                                                     WORKOUT
                                                             -----------------------
                                                             CORPORATE   INDIVIDUALS
                                  COMPOSITION   BANKRUPTCY     LOANS        LOANS      TOTAL
                                  -----------   ----------   ---------   -----------   ------
Loan for equity conversion......    W 6,793        1,905         668          --        9,366
Converted into CBs..............         --           --         493          --          493
Reduction in interest rate......      3,436        2,094      14,779          --       20,309
                                    -------       ------      ------         ---       ------
Loan balance before
  restructuring.................     10,229        3,999      15,940          --       30,168
Loan balance after
  restructuring.................      3,550        1,151      13,284          --       17,985
                                    -------       ------      ------         ---       ------
Loss resulting from
  restructuring.................    W 6,679        2,848       2,656          --       12,183
                                    =======       ======      ======         ===       ======

     (f) Changes in allowance for losses on loans, accounts receivable and accrued income for the six-months ended June 30, 2003 and the year ended December 31, 2002 are as follows:

                                                                     2003
                                                      ----------------------------------
                                                      BEGINNING    INCREASE     ENDING
                                                       BALANCE    (DECREASE)    BALANCE
                                                      ---------   ----------   ---------
The Company.........................................  W  3,846      (3,846)           --
Shinhan Bank........................................   565,844     309,607       875,451
Shinhan Bank (Trust account)........................    24,023         868        24,891
Shinhan Finance.....................................     3,266       9,306        12,572
Goodmorning Shinhan Securities(*)...................    49,333     (20,688)       28,645
Shinhan Card........................................    96,104      56,712       152,816
Shinhan Capital(*)..................................    33,787     (13,009)       20,778
Shinhan BNP Paribas ITMC............................        10           2            12
Jeju Bank(*)........................................    29,318         621        29,939
Jeju Bank (Trust account)...........................       142        (128)           14
                                                      --------     -------     ---------
  Total(**).........................................  W805,673     339,445     1,145,118
                                                      ========     =======     =========

---------------
(*) Amounts include additional allowance for loan losses of W1,815 million and W12,952 million as of June 30, 2003 and December 31, 2002, respectively.

(**)  Allowance for losses on other assets is included.

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                     2002
                                                      ----------------------------------
                                                      BEGINNING    INCREASE     ENDING
                                                       BALANCE    (DECREASE)    BALANCE
                                                      ---------   ----------   ---------
The Company.........................................  W  1,472       2,374         3,846
Shinhan Bank........................................   567,344      (1,500)      565,844
Shinhan Bank (Trust account)........................    30,225      (6,202)       24,023
Shinhan Finance.....................................     3,949        (683)        3,266
Goodmorning Shinhan Securities(*)(**)...............    48,854         479        49,333
Shinhan Card........................................        --      96,104        96,104
Shinhan Capital(*)..................................   102,454     (68,667)       33,787
Shinhan BNP Paribas ITMC............................        25         (15)           10
Jeju Bank(*)........................................    26,952       2,366        29,318
Jeju Bank (Trust account)...........................       153         (11)          142
                                                      --------     -------     ---------
  Total(***)........................................  W781,428      24,245       805,673
                                                      ========     =======     =========

---------------
(*) Amounts include additional allowance for loan losses of W12,952 million as of December 31, 2002.

(**) Allowance for loan losses of Shinhan Securities Co., Ltd. considered before to merger.

(***) Allowance for losses on other assets is included.

(7)  FIXED ASSETS

     Fixed assets as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Tangible assets:
  Land................................  W  346,722     346,538   $  290,606     290,452
  Buildings...........................     467,967     465,484      392,228     390,147
  Other...............................     520,916     571,048      436,607     478,625
  Less: accumulated depreciation......    (439,414)   (455,839)    (368,296)   (382,063)
                                        ----------   ---------   ----------   ---------
                                           896,191     927,231      751,145     777,161
                                        ----------   ---------   ----------   ---------
Intangible assets:
  Goodwill............................     153,040     161,542      128,271     135,397
  Negative goodwill...................      (5,998)     (6,340)      (5,027)     (5,314)
  Other...............................      14,073      11,365       11,795       9,526
                                        ----------   ---------   ----------   ---------
                                           161,115     166,567      135,039     139,609
                                        ----------   ---------   ----------   ---------
Other fixed assets....................          46          46           39          39
                                        ----------   ---------   ----------   ---------
                                        W1,057,352   1,093,844   $  886,223     916,809
                                        ==========   =========   ==========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

     The officially declared value of land used in domestic branches at June 30, 2003 and December 31, 2002, as announced by the Minister of Construction and Transportation, is as follows:

                                              BOOK VALUE             DECLARED VALUE
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Land (Domestic only)..................  W  346,029     345,832      264,320     261,145

     The officially declared value, which is used for government purposes, does not represent the fair value.

(8)  OTHER ASSETS

     Other assets as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Accounts receivable...................  W1,383,903     572,367   $1,159,922     479,731
Advance payments......................      13,525      11,623       11,336       9,742
Prepaid expenses......................      40,088      24,863       33,600      20,839
Prepaid income taxes..................      10,383       3,268        8,703       2,739
Accrued income........................     481,415     465,144      403,499     389,862
Operating lease assets................     155,026     177,678      129,935     148,921
Less: accumulated depreciation........     (64,318)    (79,247)     (53,908)    (66,421)
      allowance for losses............        (169)       (147)        (142)       (123)
Guarantee deposits paid...............     458,446     454,956      384,248     381,323
Deferred tax assets...................      79,285     102,052       66,453      85,535
Derivative assets.....................     227,287     120,443      190,501     100,949
Other.................................     507,233     295,409      425,139     247,598
                                        ----------   ---------   ----------   ---------
                                         3,292,104   2,148,409    2,759,286   1,800,695
Less: allowance for losses............     (19,199)    (19,753)     (16,092)    (16,556)
      present value discounts.........        (593)       (614)        (497)       (515)
                                        ----------   ---------   ----------   ---------
                                        W3,272,312   2,128,042   $2,742,697   1,783,624
                                        ==========   =========   ==========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

(9)  LEASE ASSETS

  (A) OPERATING LEASE ASSETS

     Operating lease assets classified by industry as of June 30, 2003 and December 31, 2002 are as follows:

                                                                2003      2002
                                                              --------   -------
Mining......................................................  W  4,473     7,603
Manufacturing:
  Food and beverages........................................     4,061    14,678
  Clothing and fabrics......................................     4,966     5,580
  Paper and publishing......................................    11,248    25,654
  Chemicals.................................................    18,202    21,296
  Mining....................................................     1,094     1,236
  Metal.....................................................       138       214
  Electrical components and equipment.......................    11,784     7,658
  Other manufacturing.......................................     2,883     8,317
                                                              --------   -------
                                                                54,376    84,633
Energy and gas..............................................    15,255    14,302
Construction................................................     4,697     2,637
Retail/wholesale and lodging................................     7,381     6,236
Transportation and containers...............................    20,598    20,507
Banking, insurance and other financing......................       530        77
Medical.....................................................    14,563    14,266
Public and consumer services................................    33,153    27,417
                                                              --------   -------
                                                               155,026   177,678
Less: accumulated depreciation..............................   (64,318)  (79,247)
     allowance for losses on disposition of lease assets....      (169)     (147)
                                                              --------   -------
                                                              W 90,539    98,284
                                                              ========   =======

     (b) The collection schedule of future lease receivables as of June 30, 2003, is as follows:

                                                         OPERATING   FINANCING
                                                           LEASE       LEASE      TOTAL
                                                         ---------   ---------   -------
Jul. 1, 2003 - Jun. 30, 2004...........................   W43,815     255,183    298,998
Jul. 1, 2004 - Jun. 30, 2005...........................    27,572     207,139    234,711
Jul. 1, 2005 - Jun. 30, 2006...........................     9,556     143,071    152,627
Jul. 1, 2006 - Jun. 30, 2007...........................     2,160      58,409     60,569
  Thereafter...........................................     1,489      52,254     53,743
                                                          -------     -------    -------
                                                           84,592     716,056    800,648
Unrealized interest income on financing lease..........        --     (75,440)   (75,440)
                                                          -------     -------    -------
                                                          W84,592     640,616    725,208
                                                          =======     =======    =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

(10)  DEPOSITS

     (a) Deposits as of June 30, 2003 and December 31, 2002 consist of the following:

                                              WON               U.S. DOLLARS (NOTE 2)
                                    ------------------------   ------------------------
                                       2003          2002         2003          2002
                                    -----------   ----------   -----------   ----------
Korean Won deposits...............  W35,179,444   33,851,353   $29,485,746   28,372,603
Foreign currency deposits.........    3,208,355    2,094,331     2,689,092    1,755,369
Negotiable certificates of
  deposits........................    4,079,655    2,776,649     3,419,374    2,327,256
                                    -----------   ----------   -----------   ----------
                                    W42,467,454   38,722,333   $35,594,212   32,455,228
                                    ===========   ==========   ===========   ==========

     (b) The maturities of deposits by remaining period as of June 30, 2003 is as follows:

                                                       FOREIGN     NEGOTIABLE
                                        KOREAN WON    CURRENCY    CERTIFICATES
REMAINING PERIOD (AS OF JUNE 30, 2003)   DEPOSITS     DEPOSITS    OF DEPOSITS      TOTAL
--------------------------------------  -----------   ---------   ------------   ----------
Due within 3 months..................   W10,865,147   1,968,749    1,909,711     14,743,607
3 months - 6 months..................     4,082,107     428,565    1,707,089      6,217,761
6 months - 1 year....................     8,762,473     315,915      391,756      9,470,144
1 - 3 years..........................     2,545,203     495,126       71,099      3,111,428
Thereafter...........................     8,924,514          --           --      8,924,514
                                        -----------   ---------    ---------     ----------
                                        W35,179,444   3,208,355    4,079,655     42,467,454
                                        ===========   =========    =========     ==========

                                                           FOREIGN     NEGOTIABLE
                                            KOREAN WON    CURRENCY    CERTIFICATES
REMAINING PERIOD (AS OF DECEMBER 31, 2002)  DEPOSITS(*)   DEPOSITS    OF DEPOSITS     TOTAL(*)
------------------------------------------  -----------   ---------   ------------   ----------
Due within 3 months....................     W10,113,071   1,101,437    1,719,391     12,933,899
3 months - 6 months....................       3,781,970     333,393      883,531      4,998,894
6 months - 1 year......................       9,132,488     304,313      115,654      9,552,455
1 - 3 years............................       2,084,954     355,188       58,073      2,498,215
Thereafter.............................       8,723,824          --           --      8,723,824
                                            -----------   ---------    ---------     ----------
                                            W33,836,307   2,094,331    2,776,649     38,707,287
                                            ===========   =========    =========     ==========

---------------
(*) Excluding W15,046 million of deposits in Jeju Bank's trust accounts

                       SHINHAN FINANCIAL GROUP CO., LTD.

(11)  BORROWINGS

     (a) Borrowings as of June 30, 2003 and December 31, 2002 consist of the following:

                                                WON               U.S. DOLLARS (NOTE 2)
                                      ------------------------   -----------------------
                                         2003          2002         2003         2002
                                      -----------   ----------   -----------   ---------
Borrowings in Won...................  W 2,742,569    1,900,616   $ 2,298,692   1,593,006
Borrowings in foreign currencies....    4,781,448    4,670,846     4,007,584   3,914,882
Bonds sold with repurchase
  agreements........................    4,211,284    4,300,609     3,529,699   3,604,567
Bills sold..........................      639,187      206,965       535,736     173,468
Due to the Bank of Korea in foreign
  currencies........................       64,749       75,285        54,269      63,100
Call money..........................    1,485,542      197,493     1,245,111     165,529
                                      -----------   ----------   -----------   ---------
                                      W13,924,779   11,351,814   $11,671,091   9,514,552
                                      ===========   ==========   ===========   =========

     (b) Details of subordinated borrowings as of June 30, 2003 and December 31, 2002 are as follows:

                                                              INTEREST
LENDER                             PERIOD OF CONTRACT         RATE (%)     2003      2002
------                             ------------------         --------   --------   ------
Hungkuk Life Insurance......  Dec. 31, 1997 - Dec. 31, 2007     7.0      W 40,000   40,000
Kyobo Life Insurance........  Jun. 30, 1998 - Jun 30, 2008      5.5        30,000   30,000
                                                                         --------   ------
                                                                         W 70,000   70,000
                                                                         ========   ======

     (c) The maturities of borrowings as of June 30, 2003 and December 31, 2002 are as follows:

                                                     BORROWINGS
                                        BORROWINGS   IN FOREIGN
REMAINING PERIOD (AS OF JUNE 30, 2003)    IN WON     CURRENCIES     OTHER       TOTAL
--------------------------------------  ----------   ----------   ---------   ----------
Due within 3 months...................  W1,662,066   2,538,143    3,570,733    7,770,942
3 months - 6 months...................     168,067   1,206,225      980,148    2,354,440
6 months - 1 year.....................      49,653     505,830    1,302,979    1,858,462
1 - 3 years...........................     195,491     510,653      545,452    1,251,596
Thereafter............................     667,292      20,597        1,450      689,339
                                        ----------   ---------    ---------   ----------
                                        W2,742,569   4,781,448    6,400,762   13,924,779
                                        ==========   =========    =========   ==========

                                                         BORROWINGS
                                            BORROWINGS   IN FOREIGN
REMAINING PERIOD (AS OF DECEMBER 31, 2002)    IN WON     CURRENCIES     OTHER       TOTAL
------------------------------------------  ----------   ----------   ---------   ----------
Due within 3 months.....................    W  808,083   2,000,221    2,347,348    5,155,652
3 months - 6 months.....................        41,731   1,029,718    1,223,431    2,294,880
6 months - 1 year.......................        89,700   1,004,765      799,335    1,893,800
1 - 3 years.............................       283,406     610,921      406,991    1,301,318
Thereafter..............................       677,696      25,221        3,247      706,164
                                            ----------   ---------    ---------   ----------
                                            W1,900,616   4,670,846    4,780,352   11,351,814
                                            ==========   =========    =========   ==========

                       SHINHAN FINANCIAL GROUP CO., LTD.

(12)  DEBENTURES

     (a) Debentures as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                       -----------------------   ----------------------
                                          2003         2002         2003        2002
                                       -----------   ---------   ----------   ---------
Korean Won debentures................  W 9,768,877   8,331,629   $8,187,811   6,983,177
Foreign currency debentures..........      397,856     469,236      333,464     393,291
                                       -----------   ---------   ----------   ---------
                                        10,166,733   8,800,865    8,521,275   7,376,468
Less: discounts on debentures........     (458,414)   (405,462)    (384,221)   (339,839)
                                       -----------   ---------   ----------   ---------
                                       W 9,708,319   8,395,403   $8,137,054   7,036,629
                                       ===========   =========   ==========   =========

     (b) Details of Korean Won debentures as of June 30, 2003 and December 31, 2002 are as follows:

                                            2003                        2002
                                  -------------------------   -------------------------
                                                 INTEREST                    INTEREST
                                  FACE VALUE     RATE (%)     FACE VALUE     RATE (%)
                                  ----------   ------------   ----------   ------------
Discounted debenture............  W3,670,000   4.34 - 5.04    W3,910,000   4.01 - 6.00
Coupon debenture................   3,970,000   4.65 - 7.47     2,674,425   5.25 - 8.20
Debenture with stock
  warrants(*)...................     299,064      15.00          299,064      15.00
Subordinated debenture..........   1,810,443   5.25 - 15.13    1,432,172   6.23 - 15.13
                                  ----------                  ----------
                                   9,749,507                   8,315,661
Add: loss on fair value hedge...      19,370                      15,968
                                  ----------                  ----------
                                  W9,768,877                  W8,331,629
                                  ==========                  ==========

---------------

(*) This debenture represents non-guaranteed and non-separable debenture with stock warrants issued on December 2, 1998 at 15% of compound interest with an exercise price of W5,000 per share. In respect of the debentures, the Bank recorded W298,520 million and W298,539 million of discount on debentures as of June 30, 2003 and December 31, 2002, respectively. The exercise period will expire on December 2, 2003 and these debenture will mature on December 2, 2048.

     (c) Details of foreign currency debentures as of June 30, 2003 and December 31, 2002 are as follows:

                                              2003                                   2002
                              ------------------------------------   ------------------------------------
                              U.S. DOLLARS   EQUIVALENT   INTEREST   U.S. DOLLARS   EQUIVALENT   INTEREST
                                (NOTE 2)        WON       RATE (%)     (NOTE 2)        WON       RATE (%)
                              ------------   ----------   --------   ------------   ----------   --------
MTN(*)......................    $295,000      W362,063    1.59 - 4     $354,000      W433,224    4/L+0.2
Non-guaranteed debenture....      30,000        35,793     L+0.85        30,000        36,012    L+0.85
                                --------      --------                 --------      --------
                                $325,000      W397,856                 $384,000      W469,236
                                ========      ========                 ========      ========

                       SHINHAN FINANCIAL GROUP CO., LTD.

---------------

(*) Shinhan Bank established two programs with Merrill Lynch International
    Limited and other four financial institutions to issue Euro Medium Term Note
    (EMTN) on November 9, 1995 and Global Medium Term Note (GMTN) on August 20, 1999. Details of the programs are as follows:

    Total amount which can be issued:  US $2,000,000
    Place of trading:                  London Stock Exchange
    Issue price:                       Face value or discounted value
    Maturity date and interest date:   Various depending on date of issuance
    Repayment:                         Maturity date
    Additionally, valuation gain (loss) on derivatives is included in equivalent Won amount.

     (d) The maturities of debentures by remaining period as of June 30, 2003 and December 31, 2002 are as follows:

                                                                 FOREIGN
                                                   KOREAN WON    CURRENCY
REMAINING PERIOD (AS OF JUNE 30, 2003)             DEBENTURES   DEBENTURES     TOTAL
--------------------------------------             ----------   ----------   ----------
Due within 3 months..............................  W  980,231         --        980,231
3 months - 6 months..............................   1,210,000         --      1,210,000
6 months - 1 year................................   2,450,000    113,345      2,563,345
1 - 3 years......................................   2,789,370    284,511      3,073,881
Thereafter.......................................   2,339,276         --      2,339,276
                                                   ----------    -------     ----------
                                                   W9,768,877    397,856     10,166,733
                                                   ==========    =======     ==========

                                                                  FOREIGN
                                                    KOREAN WON    CURRENCY
REMAINING PERIOD (AS OF DECEMBER 31, 2002)          DEBENTURES   DEBENTURES     TOTAL
------------------------------------------          ----------   ----------   ---------
Due within 3 months...............................  W1,514,887         --     1,514,887
3 months - 6 months...............................     536,807         --       536,807
6 months - 1 year.................................   2,138,065    193,144     2,331,209
1 - 3 years.......................................   2,042,179    276,092     2,318,271
Thereafter........................................   2,099,691         --     2,099,691
                                                    ----------    -------     ---------
                                                    W8,331,629    469,236     8,800,865
                                                    ==========    =======     =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

(13)  RETIREMENT AND SEVERANCE BENEFITS

     Changes in retirement and severance benefits for the six-months ended June 30, 2003 and the year ended December 31, 2002 are as follows:

                                                     WON           U.S. DOLLARS (NOTE 2)
                                              ------------------   ----------------------
                                                2003      2002        2003        2002
                                              --------   -------   ----------   ---------
Beginning balance...........................  W225,188   192,465    $188,742     161,315
Adjustment due to consolidation scope.......        --    15,838          --      13,275
Adjustment due to foreign exchange rate.....        (7)       (7)         (6)         (6)
Payment.....................................   (11,435)  (56,765)     (9,585)    (47,578)
Provision...................................    30,902    73,657      25,901      61,736
                                              --------   -------    --------     -------
Ending balance..............................   244,648   225,188     205,052     188,742
Less: contribution to National Pension
      Fund..................................   (59,818)  (56,802)    (50,136)    (47,609)
      deposit for severance benefit
      insurance.............................    (8,410)   (8,867)     (7,049)     (7,432)
                                              --------   -------    --------     -------
                                              W176,420   159,519    $147,867     133,701
                                              ========   =======    ========     =======

(14)  OTHER LIABILITIES

     Other liabilities as of June 30, 2003 and December 31, 2002 consist of the following:

                                                 WON             U.S. DOLLARS (NOTE 2)
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
Allowance for losses on guarantees and
  acceptances.........................  W   16,341       3,659   $   13,696       3,067
Other allowances......................      30,306      30,716       25,401      25,745
Borrowings from trust accounts........     281,329     278,578      235,797     233,491
Foreign exchange remittances
  pending.............................     142,731     158,937      119,631     133,213
Securities sold.......................     232,462          --      194,839          --
Accounts payable......................   1,127,815     539,108      945,281     451,855
Accrued expenses......................   1,139,455   1,108,373      955,037     928,986
Income tax payable....................      17,478     172,343       14,649     144,450
Dividend payable......................       2,073       2,629        1,738       2,204
Advance receipts......................       3,355       6,056        2,812       5,076
Unearned revenues.....................      89,403      87,414       74,934      73,266
Taxes withheld........................      36,106      76,096       30,262      63,780
Guarantee deposits received...........     195,713     149,729      164,037     125,496
Derivatives liabilities...............     222,623     112,677      186,592      94,441
Deferred tax liabilities..............          72         262           60         220
Guarantee deposits for subscription...       6,801       4,945        5,700       4,145
Miscellaneous.........................     967,166   1,445,637      810,633   1,211,665
                                        ----------   ---------   ----------   ---------
                                        W4,511,229   4,177,159   $3,781,099   3,501,100
                                        ==========   =========   ==========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

(15)  GUARANTEES AND ACCEPTANCES

     (a) The guarantees and acceptances as of June 30, 2003 and December 31, 2002 are as follows:

                                                                 2003        2002
                                                              ----------   ---------
GUARANTEES AND ACCEPTANCES OUTSTANDING
  Guarantees and acceptances in Won:
     Guarantees for contract performance....................  W  126,379      99,936
     Guarantees on loan collaterals.........................      44,081      54,660
     Guarantees on debentures...............................      15,872      15,900
     Other..................................................     346,907     273,656
                                                              ----------   ---------
                                                                 533,239     444,152
                                                              ----------   ---------
  Guarantees and acceptances in foreign currencies:
     Acceptances on letters of credit.......................     420,046     408,397
     Acceptances for letters of guarantee for importers.....     109,087     101,381
     Other..................................................     407,455     390,264
                                                              ----------   ---------
                                                                 936,588     900,042
                                                              ----------   ---------
CONTINGENT GUARANTEES AND ACCEPTANCES
  Letters of credit.........................................   1,557,512   1,939,913
  Other.....................................................     240,038     271,163
                                                              ----------   ---------
                                                               1,797,550   2,211,076
                                                              ----------   ---------
                                                              W3,267,377   3,555,270
                                                              ==========   =========

     (b) Outstanding commitments as of June 30, 2003 and December 31, 2002 are as follows:

                                                                 2003        2002
                                                              ----------   ---------
Commitments for loans in Won................................  W3,718,070   2,213,114
Commitments for loans in foreign currencies.................      81,866     153,891
Other commitments in foreign currencies.....................      89,777      72,098
                                                              ----------   ---------
                                                              W3,889,713   2,439,103
                                                              ==========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (c) The guarantees and acceptances provided by country as of June 30, 2003 and December 31, 2002 are as follows:

                                                         2003
                       ------------------------------------------------------------------------
                        GUARANTEES AND ACCEPTANCES OUTSTANDING IN
                       -------------------------------------------   CONTINGENT GUARANTEES AND
                               WON             FOREIGN CURRENCIES           ACCEPTANCES
                       --------------------   --------------------   --------------------------
                       BALANCE    RATIO (%)   BALANCE    RATIO (%)     BALANCE       RATIO (%)
                       --------   ---------   --------   ---------   ------------   -----------
Korea................  W533,239    100.00     W870,219      92.9      W1,701,122        94.63
U.S.A. ..............        --        --       42,479      4.54          50,204         2.79
Japan................        --        --       20,480      2.19          24,879         1.38
U.K. ................        --        --        1,973      0.21           5,845         0.33
China................        --        --          704      0.08           4,774         0.27
Vietnam..............        --        --          733      0.08          10,305         0.57
Australia............        --        --           --        --               5           --
German...............        --        --           --        --              32           --
Other................        --        --           --        --             384         0.03
                       --------    ------     --------    ------      ----------       ------
                       W533,239    100.00     W936,588    100.00      W1,797,550       100.00
                       ========    ======     ========    ======      ==========       ======

                                                         2002
                       ------------------------------------------------------------------------
                        GUARANTEES AND ACCEPTANCES OUTSTANDING IN
                       -------------------------------------------   CONTINGENT GUARANTEES AND
                               WON             FOREIGN CURRENCIES           ACCEPTANCES
                       --------------------   --------------------   --------------------------
                       BALANCE    RATIO (%)   BALANCE    RATIO (%)     BALANCE       RATIO (%)
                       --------   ---------   --------   ---------   ------------   -----------
Korea................  W444,152    100.00     W859,427     95.49      W2,073,762        93.79
U.S.A. ..............        --        --          193      0.02         102,108         4.62
Japan................        --        --       36,844      4.09          23,105         1.04
U.K. ................        --        --        1,926      0.21              28         0.00
China................        --        --          666      0.07           1,158         0.05
Vietnam..............        --        --          685      0.08           9,176         0.42
Australia............        --        --          140      0.02             758         0.03
German...............        --        --           16      0.00             661         0.03
Other................        --        --          145      0.02             320         0.01
                       --------    ------     --------    ------      ----------       ------
                       W444,152    100.00     W900,042    100.00      W2,211,076       100.00
                       ========    ======     ========    ======      ==========       ======

     (d) The guarantees and acceptances provided by consumer as of June 30, 2003 and December 31, 2002 are as follows:

                                                            2003
                          ------------------------------------------------------------------------
                           GUARANTEES AND ACCEPTANCES OUTSTANDING IN
                          -------------------------------------------   CONTINGENT GUARANTEES AND
                                  WON             FOREIGN CURRENCIES           ACCEPTANCES
                          --------------------   --------------------   --------------------------
                          BALANCE    RATIO (%)   BALANCE    RATIO (%)     BALANCE       RATIO (%)
                          --------   ---------   --------   ---------   ------------   -----------
Corporate...............  W522,875     98.06     W936,341     99.97      W1,731,296        96.32
Household...............    10,364      1.94          246      0.03             747         0.04
Public and other........        --        --            1        --          65,507         3.64
                          --------    ------     --------    ------      ----------       ------
                          W533,239    100.00     W936,588    100.00      W1,797,550       100.00
                          ========    ======     ========    ======      ==========       ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                            2002
                          ------------------------------------------------------------------------
                           GUARANTEES AND ACCEPTANCES OUTSTANDING IN
                          -------------------------------------------   CONTINGENT GUARANTEES AND
                                  WON             FOREIGN CURRENCIES           ACCEPTANCES
                          --------------------   --------------------   --------------------------
                          BALANCE    RATIO (%)   BALANCE    RATIO (%)     BALANCE       RATIO (%)
                          --------   ---------   --------   ---------   ------------   -----------
Corporate...............  W443,121     99.77     W899,765     99.97      W2,109,180        95.39
Household...............       959      0.22          235      0.03             540         0.02
Public and other........        72      0.02           42        --         101,356         4.58
                          --------    ------     --------    ------      ----------       ------
                          W444,152    100.00     W900,042    100.00      W2,211,076       100.00
                          ========    ======     ========    ======      ==========       ======

     (e) The allowances for losses on guarantees and acceptances provided according to the same credit risk classifications on loans as of June 30, 2003 and December 31, 2002 are as follows:

                                                                    2003
                                ----------------------------------------------------------------------------
                                 NORMAL    PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS    TOTAL
                                --------   -------------   -----------   --------   --------------   -------
GUARANTEES AND ACCEPTANCES
  IN WON
Balance.......................  W520,920      10,948            835         365            171       533,239
Allowances....................        --          --            169         347            171           687
                                --------      ------         ------       -----         ------       -------
Ratio (%).....................        --          --          20.00       95.00         100.00          0.13
                                ========      ======         ======       =====         ======       =======
GUARANTEES AND ACCEPTANCES
  IN FOREIGN CURRENCIES
Balance.......................  W847,344      12,639         76,189          --            416       936,588
Allowances....................        --          --         15,238          --            416        15,654
                                --------      ------         ------       -----         ------       -------
Ratio (%).....................        --          --          20.00       95.00         100.00          1.67
                                ========      ======         ======       =====         ======       =======

                                                                    2002
                                ----------------------------------------------------------------------------
                                 NORMAL    PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS    TOTAL
                                --------   -------------   -----------   --------   --------------   -------
GUARANTEES AND ACCEPTANCES
  IN WON
Balance.......................  W435,180       7,349          1,274         208            141       444,152
Allowances....................        --          --            255         199            141           594
                                --------      ------          -----       -----         ------       -------
Ratio (%).....................        --          --          20.00       95.00         100.00          0.13
                                ========      ======          =====       =====         ======       =======
GUARANTEES AND ACCEPTANCES
  IN FOREIGN CURRENCIES
Balance.......................  W874,397      15,150          9,211       1,257             27       900,042
Allowances....................        --          --          1,842       1,195             27         3,064
                                --------      ------          -----       -----         ------       -------
Ratio (%).....................        --          --          20.00       95.00         100.00          0.34
                                ========      ======          =====       =====         ======       =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

(16)  PLEDGED ASSETS

     Assets pledged as collateral as of June 30, 2003 and December 31, 2002 are summarized as follows:

ACCOUNTS                    2003        2002     RELATED TRANSACTIONS FOR
--------                 ----------   ---------  ------------------------
Cash and due from
  banks................  W    7,702       9,465  Credit card loans and beneficiary certificates
Securities.............   1,773,542   1,515,725  Borrowings, derivatives and settlements
Land and buildings.....     203,202          --  Collaterals
                         ----------   ---------
                         W1,984,446   1,525,190
                         ==========   =========

(17)  INSURED ASSETS

     Insured assets as of June 30, 2003 are summarized as follows:

ASSETS INSURED                                                  2003      2002
--------------                                                --------   -------
Cash........................................................  W 12,380    12,350
Tangible assets.............................................   605,086   544,195
Antiques....................................................    19,097    19,097
Other tangible assets.......................................    29,684    30,470
                                                              --------   -------
                                                              W666,247   606,112
                                                              ========   =======

     In addition, the Company maintains fire insurance for its assets, key employees' indemnity insurance, worker's compensation insurance for its employees and other insurance policies covering loss and liability arising from accidents.

(18)  FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

     Assets and liabilities denominated in foreign currency as of June 30, 2003 and December 31, 2002 consist of the following:

                                           FOREIGN CURRENCY          EQUIVALENT WON
                                        ----------------------   ----------------------
                                           2003        2002         2003        2002
                                        ----------   ---------   ----------   ---------
ASSETS:
  Cash and due from banks.............  $  225,750     165,158   W  269,343     198,256
  Securities..........................   1,013,393     774,519    1,209,080     929,733
  Loans...............................   6,778,671   6,139,577    8,087,631   7,369,949
  Other assets........................     119,830      43,554      142,969      52,283
                                        ----------   ---------   ----------   ---------
                                        $8,137,644   7,122,808   W9,709,023   8,550,221
                                        ==========   =========   ==========   =========
LIABILITIES:
  Deposits............................  $2,689,091   1,744,693   W3,208,355   2,094,331
  Borrowings..........................   4,381,038   4,147,803    5,227,016   4,979,021
  Debentures..........................     333,464     389,900      397,856     469,236
  Other liabilities...................     157,066     151,299      187,397     181,618
                                        ----------   ---------   ----------   ---------
                                        $7,560,659   6,433,695   W9,020,624   7,724,206
                                        ==========   =========   ==========   =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

(19)  CONSOLIDATED CAPITAL ADJUSTMENTS

     Consolidated capital adjustments as of June 30, 2003 and December 31, 2002 consist of the following:

                                                   WON            U.S. DOLLARS (NOTE 2)
                                           --------------------   ----------------------
                                             2003        2002        2003        2002
                                           ---------   --------   ----------   ---------
Treasury stock...........................  W(391,300)  (391,300)  $(327,969)   (327,969)
Unrealized loss on securities:
  Available-for-sale securities..........     10,498      6,065       8,799       5,083
  Investment securities by the equity
     method..............................         26         26          22          22
Stock options: (note 20)
  Options granted by the Company.........      5,753      3,004       4,822       2,518
  Options granted by the subsidiaries....        300        (99)        251         (83)
Cumulative effects on foreign currency
  translation adjustments................      2,101      2,507       1,761       2,101
                                           ---------   --------   ---------    --------
                                           W(372,622)  (379,797)  $(312,314)   (318,328)
                                           =========   ========   =========    ========

     Above treasury stock is the Company's stock (29,873 thousand shares and 29,874 thousand shares as of June 30, 2003 and December 31, 2002, respectively) possessed by Shinhan Bank, and it is planned to be disposed of in the near future.

(20)  STOCK OPTIONS

     The stock options consist of the Company's stock options which were granted to the personnel of the Company and its subsidiaries, and the subsidiaries' stock options which were granted to the personnel of the subsidiaries. As of June 30, 2003, details of the stock options granted by the Company under a resolution at the Board of Directors' meeting are as follows:

     (a) Details of the Company's stock options

Grant date.............            May 22, 2002                       May 15, 2003
Shares granted.........          1,004,200 shares                   1,156,300 shares
Share expired to                   35,298 shares                           --
  date.................
Shares outstanding.....           968,902 shares                    1,156,300 shares
Type of stock            Stock grant or price compensation  Stock grant or price compensation options..............
Exercise price (Won)...               W18,910                            W11,800
Exercise period........  Within 4 years after 2 years from  Within 4 years after 2 years from
                                    grant date                         grant date
Forfeited period.......    after 6 years from grant date      after 6 years from grant date

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (b) The Company calculated the compensation expenses using the fair value method for stock grant and details are as follows:

GRANT DATE                                                 MAY 22, 2002   MAY 15, 2003
----------                                                 ------------   ------------
Risk-free interest rate..................................     6.43%          4.25%
Expected exercise period.................................    4 years        4 years
Expected stock price volatility..........................     27.13%         22.11%
Expected dividend yield..................................       0%             0%
Expected ratios of no-exercise...........................       0%             0%
Weighted average fair value (Won)........................     W9,812         W5,292

     (c) Changes in stock compensation expense for the six-months ended June 30, 2003 are as follows:

                                                            PERSONNEL OF   PERSONNEL OF
GRANT DATE             STOCK COMPENSATION EXPENSE           THE COMPANY    SUBSIDIARIES   TOTAL
----------             --------------------------           ------------   ------------   -----
May 22, 2002.........  Recorded at beginning of the            W  643         2,361       3,004
                       period
                       Incurred during the period                 480         1,876       2,356
                       To be recorded in subsequent               697         3,450       4,147
                       periods
May 15, 2003.........  Recorded at beginning of the                --            --          --
                       period
                       Incurred during the period                  90           303         393
                       To be recorded in subsequent             1,310         4,416       5,726
                       periods

                       SHINHAN FINANCIAL GROUP CO., LTD.

(21)  OTHER OPERATING INCOME (EXPENSES)

     Other operating income (expenses) for the quarter and six-months ended June 30, 2003 and 2002 consist of the following:

                                                       WON                    U.S. DOLLARS (NOTE 2)
                                       ------------------------------------   ---------------------
                                        QUARTER ENDED     SIX-MONTHS ENDED    QUARTER    SIX-MONTHS
                                           JUNE 30,           JUNE 30,         ENDED       ENDED
                                       ----------------   -----------------   JUNE 30,    JUNE 30,
                                        2003      2002     2003      2002       2003        2003
                                       -------   ------   -------   -------   --------   ----------
OTHER OPERATING INCOME:
  Trust management commissions.......  W10,783   10,070   21,010    20,116    $ 9,038      17,610
  Gain on disposition of lease
     assets..........................    1,273      350    1,778     1,235      1,067       1,490
  Reversal of allowance for loan
     losses..........................        7       --    8,069        --          6       6,763
  Reversal of allowance for
     guarantees and acceptances......       --    1,376       --     4,413         --          --
  Reversal of other allowance........    1,021       --    1,163        --        856         975
  Reversal of negative goodwill......      171      343      343       343        143         287
  Other..............................      518      614    2,180     3,468        434       1,827
                                       -------   ------   ------    ------    -------      ------
                                       W13,773   12,753   34,543    29,575    $11,544      28,952
                                       =======   ======   ======    ======    =======      ======
OTHER OPERATING EXPENSES:
  Contributions to government
     funds...........................  W14,045   12,077   26,779    22,763    $11,772      22,445
  Provision for allowance for
     guarantees and acceptances......   12,682       --   12,682        --     10,629      10,629
  Provision for other allowance......       --       --       --        --         --          --
  Loss on disposition of lease
     assets..........................      759    1,039    2,100     1,642        636       1,760
  Depreciation on lease assets.......    8,282    6,351   16,544    12,629      6,942      13,866
  Trust management commissions.......       --       --    2,808        --         --       2,354
  Other..............................   16,018   15,309   31,698    24,605     13,426      26,568
                                       -------   ------   ------    ------    -------      ------
                                       W51,786   34,776   92,611    61,639    $43,405      77,622
                                       =======   ======   ======    ======    =======      ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

(22)  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the quarter and six-months ended June 30, 2003 and 2002 consist of the following:

                                                   WON                     U.S. DOLLARS (NOTE 2)
                                  --------------------------------------   ---------------------
                                    QUARTER ENDED      SIX-MONTHS ENDED    QUARTER    SIX-MONTHS
                                       JUNE 30,            JUNE 30,         ENDED       ENDED
                                  ------------------   -----------------   JUNE 30,    JUNE 30,
                                    2003      2002      2003      2002       2003        2003
                                  --------   -------   -------   -------   --------   ----------
Salaries and wages..............  W 86,607    57,035   198,349   138,148   $ 72,590    166,247
Provision for retirement and
  severance benefits............     9,442     7,201    30,902    22,285      7,914     25,901
Other employee benefits.........    25,214    19,035    71,472    52,844     21,133     59,905
Rent............................     8,779     6,216    17,637    12,635      7,358     14,782
Entertainment...................     1,947     1,537     4,444     2,701      1,632      3,725
Depreciation....................    26,138    19,847    51,608    36,193     21,908     43,255
Amortization....................     5,801        40    11,461        78      4,862      9,606
Taxes and dues..................    10,262     6,856    19,466    14,010      8,601     16,315
Advertising.....................    11,007     8,116    19,781    15,448      9,225     16,580
Other...........................    41,503    31,365    78,314    54,139     34,786     65,639
                                  --------   -------   -------   -------   --------    -------
                                  W226,700   157,248   503,434   348,481   $190,009    421,955
                                  ========   =======   =======   =======   ========    =======

(23)  OTHER NON-OPERATING INCOME (EXPENSES)

     Other non-operating income (expenses) for the quarter and six-months ended June 30, 2003 and 2002 consist of the following:

                                                       WON                    U.S. DOLLARS (NOTE 2)
                                       ------------------------------------   ---------------------
                                        QUARTER ENDED     SIX-MONTHS ENDED    QUARTER    SIX-MONTHS
                                           JUNE 30,           JUNE 30,         ENDED       ENDED
                                       ----------------   -----------------   JUNE 30,    JUNE 30,
                                        2003      2002     2003      2002       2003        2003
                                       -------   ------   -------   -------   --------   ----------
OTHER NON-OPERATING INCOME:
  Gain on sale of loans..............  W    --       --       --    11,636    $    --          --
  Gain on disposition of fixed
     assets..........................   28,496      250   28,573       271     23,884      23,948
  Rent...............................    2,832    1,586    5,279     2,744      2,373       4,425
  Other..............................   14,386   10,937   19,333    24,443     12,058      16,204
                                       -------   ------   ------    ------    -------      ------
                                       W45,714   12,773   53,185    39,094    $38,315      44,577
                                       =======   ======   ======    ======    =======      ======
OTHER NON-OPERATING EXPENSES:
  Loss on sale of loans..............       --       --       --     7,815         --          --
  Loss on disposition of fixed
     assets..........................      747      131    1,123       187        626         941
  Loss on redemption of debentures...       --       --       --       475         --          --
  Donation...........................       74       54      212        71         62         178
  Other..............................    8,424    7,613   25,134    12,439      7,060      21,066
                                       -------   ------   ------    ------    -------      ------
                                       W 9,245    7,798   26,469    20,987    $ 7,748      22,185
                                       =======   ======   ======    ======    =======      ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

(24) INCOME TAXES

     (a) The Company is subject to income taxes based on taxable earnings which result in the normal tax rate of 29.7%. The components of income taxes for the quarter and six-months ended June 30, 2003 and 2002 are as follows:

                                                     WON                    U.S. DOLLARS (NOTE 2)
                                     ------------------------------------   ---------------------
                                       QUARTER ENDED     SIX-MONTHS ENDED   QUARTER    SIX-MONTHS
                                         JUNE 30,            JUNE 30,        ENDED       ENDED
                                     -----------------   ----------------   JUNE 30,    JUNE 30,
                                      2003      2002      2003     2002       2003        2003
                                     -------   -------   ------   -------   --------   ----------
Current income taxes...............  W33,317    77,202   68,740   146,586   $27,925      57,615
Changes in deferred taxes:
  temporary differences............    3,174   (18,737)   7,038   (11,789)    2,660       5,899
  tax loss carryforwards...........     (288)     (205)  15,538       (55)     (241)     13,023
                                     -------   -------   ------   -------   -------      ------
                                     W36,203    58,260   91,316   134,742   $30,344      76,537
                                     =======   =======   ======   =======   =======      ======

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (b) Changes in significant accumulated temporary differences and tax effects for the six-months ended June 30, 2003 and the year ended December 31, 2002 are as follows:

                                                                 2003
                                               -----------------------------------------
                                               BEGINNING                         ENDING
                                                BALANCE    INCREASE   DECREASE   BALANCE
                                               ---------   --------   --------   -------
DEDUCTIBLE TEMPORARY DIFFERENCES:
  Securities.................................  W252,422     99,822      2,178    350,066
  Impairment loss on securities..............   278,886         --     35,198    243,688
  Unrealized loss on securities..............    19,897      4,245         --     24,142
  Retirement and severance benefits..........    68,295         --      2,647     65,648
  Bad debt expense...........................   160,954         --     65,426     95,528
  Stock compensation expense.................     2,347        693         --      3,040
  Allowance for losses on guarantees and
     acceptances.............................    35,359         --      4,768     30,591
  Other......................................    43,540     63,863     11,530     95,873
                                               --------    -------    -------    -------
                                                861,700    168,623    121,747    908,576
                                               --------    -------    -------    -------
TAXABLE TEMPORARY DIFFERENCES:
  Securities.................................    25,470      3,035        159     28,346
  Unrealized loan on securities..............   450,866     73,018     73,123    450,761
  Accrued income.............................   219,612     23,246         --    242,858
  Group retirement and severance benefits....    59,749         92         --     59,841
  Other......................................    16,326      4,438      1,455     19,309
                                               --------    -------    -------    -------
                                                772,023    103,829     74,737    801,115
                                               --------    -------    -------    -------
     Net.....................................    89,677     64,794     47,010    107,461
ADDITION/DEDUCTION
  Tax effects on Shinhan Card(*).............        --                           (3,004)
  Tax effects on Jeju Bank(*)................   (47,783)                          (5,798)
  Tax effects on SH&C Life Insurance(*)......       249                               16
  Unrealized gain from valuation by the
     equity method(**).......................   206,689                          126,460
                                               --------                          -------
Realizable temporary differences.............   248,832                          225,135
                                               --------                          -------
Tax effect of cumulative temporary
  difference.................................    73,903                           66,865
Tax effects of tax loss carryforwards........    27,886                           12,348
                                               --------                          -------
Net deferred tax assets(***).................  W101,789                           79,213
                                               ========                          =======

---------------

  (*) Tax effects are not recognized due to uncertainty of realization in the near future.
 (**) W126,460 million of tax effects on valuation gain under the equity method are not recognized due to uncertainty of realization of deferred income taxes for each subsidiary.
(***) The amount consists of deferred tax asset of W79,285 million and deferred tax liability of W72 million.

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                 2002
                                               -----------------------------------------
                                               BEGINNING                         ENDING
                                                BALANCE    INCREASE   DECREASE   BALANCE
                                               ---------   --------   --------   -------
DEDUCTIBLE TEMPORARY DIFFERENCES:
  Securities.................................  W  7,463        129         --      7,592
  Impairment loss on securities..............   162,392    116,494         --    278,886
  Unrealized loss securities.................   211,998     52,730         --    264,728
  Retirement and severance benefits..........       679     67,616         --     68,295
  Bad debt expense...........................   108,674     52,280         --    160,954
  Stock compensation expense.................     1,998        349         --      2,347
  Allowance for losses on guarantees and
     acceptances.............................    15,397     19,962         --     35,359
  Other......................................    69,293      5,725     31,478     43,540
                                               --------    -------    -------    -------
                                                577,894    315,285     31,478    861,701
                                               --------    -------    -------    -------
TAXABLE TEMPORARY DIFFERENCES:
  Securities.................................    17,074        277     12,008      5,343
  Unrealized gain on securities..............   489,255         --     38,388    450,867
  Accrued income.............................   333,979         --    114,367    219,612
  Group retirement and severance benefits....       106     59,643         --     59,749
  Other......................................    42,393     26,061     32,001     36,453
                                               --------    -------    -------    -------
                                                882,807     85,981    196,764    772,024
                                               --------    -------    -------    -------
     Net(*)..................................  (304,913)   229,304    (165,286)   89,677
ADDITION/DEDUCTION
  Tax effects on Jeju Bank(**)...............        --                          (47,783)
  Tax effects on SH&C Life Insurance(**).....        --                              249
  Unrealized gain from valuation by the
     equity method(***)......................   225,795                          206,689
                                               --------                          -------
Realizable temporary differences.............   (79,118)                         248,832
                                               --------                          -------
Tax effect of cumulative temporary
  difference.................................   (23,498)                          73,903
Tax effects of tax loss
  carryforwards(****)........................     7,877                           27,886
                                               --------                          -------
Net deferred tax assets
  (liabilities)(*****).......................  W(15,621)                         101,789
                                               ========                          =======

---------------

    (*) Temporary differences arising from the acquisition of Jeju Bank and Goodmorning Shinhan Securities amounting to W10,884 million and W45,143 million, respectively, are included.

   (**) Tax effects are not recognized due to uncertainty of realization in the near future.

  (***) W206,689 million of tax effects on valuation gain under the equity method are not recognized due to uncertainty of realization of deferred income taxes for each subsidiary.

 (****) Tax effects of tax loss carryforwards arising from the acquisition of
        Goodmorning Shinhan Securities amounting to W69,136 million is included. (*****) The amount consists of deferred tax asset of W102,051 million and deferred tax liability of W262 million.

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (c) Effective tax rates for the quarter and six-months ended June 30, 2003 and 2002 are as follows:

                                                                        SIX-MONTHS ENDED
                                               QUARTER ENDED JUNE 30,       JUNE 30,
                                               ----------------------   -----------------
                                                  2003        2002       2003      2002
                                               ----------   ---------   -------   -------
Earnings before income taxes.................   W103,218     194,085    205,923   460,998
Income taxes.................................     36,203      58,260     91,316   134,742
                                                --------     -------    -------   -------
Effective income tax rate....................     35.07%      30.02%     44.34%    29.23%
                                                ========     =======    =======   =======

(25)  EARNINGS PER SHARE

     Earnings per common share is calculated by dividing net earnings by the weighted average number of shares of common stock outstanding. Earnings per share for the quarter and six-months ended June 30, 2003 and 2002 are computed as follows:

                                            WON                    U.S. DOLLARS (NOTE 2)
                           -------------------------------------   ----------------------
                             QUARTER ENDED     SIX-MONTHS ENDED    QUARTER    SIX-MONTHS
                               JUNE 30,            JUNE 30,         ENDED        ENDED
                           -----------------   -----------------   JUNE 30,    JUNE 30,
                            2003      2002      2003      2002       2003        2003
                           -------   -------   -------   -------   --------   -----------
Net earnings for
  period.................  W45,970   133,436   102,386   323,867   $38,530      85,815
Plus: extraordinary loss
  (gain).................       --      (458)       --      (443)       --          --
Less: income taxes on
  extraordinary loss
  (gain).................       --       136        --       132        --          --
                           -------   -------   -------   -------   -------      ------
Ordinary income..........   45,970   133,114   102,386   323,556    38,530      85,815
Weighted average number
  of shares outstanding
  (in million share).....      262       262       262       262       262         262
                           -------   -------   -------   -------   -------      ------
Ordinary earnings per
  share in Won and U.S.
  dollars................  W   175       390       507     1,233   $  0.15        0.42
                           =======   =======   =======   =======   =======      ======
Net earnings per share in
  Won and U.S. dollars...  W   175       390       508     1,234   $  0.15        0.43
                           =======   =======   =======   =======   =======      ======

     In addition, diluted earnings per share are not computed because the stock options have no dilutive effect.

     (a) SECURITIES APPLICABLE TO COMMON SHARES

                                                                                 NUMBER
                                                                               OF SHARES
                                                    CONVERTIBLE PERIOD        TO BE ISSUED
                                               ----------------------------   ------------
Stock options................................  May 22, 2004 - May 22, 2008       968,902
    "      ..................................  May 15, 2005 - June 15, 2009    1,156,200
                                                                               ---------
                                                                               2,125,102
                                                                               =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (b) Ordinary and net earnings per share for the three-months ended March 31, 2003, 2002 and the year ended December 31, 2002 are as follows:

                                                    THREE-MONTHS                         THREE-MONTHS
                                                       ENDED           YEAR ENDED           ENDED
                                                   MARCH 31, 2003   DECEMBER 31, 2002   MARCH 31, 2003
                                                   --------------   -----------------   --------------
Ordinary/net earnings per share in Won...........       W215              2,294              726

(26)  DERIVATIVES

     (a) Details of unsettled derivative instruments as of June 30, 2003 and December 31, 2002 are as follows:

                                                                  2003
                                                  ------------------------------------
                                                        PURPOSE OF TRANSACTIONS
                                                  ------------------------------------
                                                    TRADING       HEDGE       TOTAL
                                                  -----------   ---------   ----------
CURRENCY RELATED
  Forwards.....................................   W 5,836,155          --    5,836,155
  Swap.........................................       335,959      23,934      359,893
  Call options.................................       120,314          --      120,314
  Put options..................................       256,944                  256,944
                                                  -----------   ---------   ----------
                                                    6,549,372      23,934    6,573,306
                                                  -----------   ---------   ----------
INTEREST RATE RELATED
  Futures......................................       279,228          --      279,228
  Call options.................................        70,000          --       70,000
  Put options..................................        95,000          --       95,000
  Swap                                              6,730,828   2,001,954    8,732,782
  Government bonds.............................        37,038          --       37,038
                                                  -----------   ---------   ----------
                                                    7,212,094   2,001,954    9,214,048
                                                  -----------   ---------   ----------
STOCK PRICE INDEX RELATED
  Futures......................................        10,426          --       10,426
  Call options.................................       892,587          --      892,587
  Put options..................................       891,753          --      891,753
  ELS..........................................         2,524          --        2,524
                                                  -----------   ---------   ----------
                                                    1,797,290          --    1,797,290
                                                  -----------   ---------   ----------
                                                  W15,558,756   2,025,888   17,584,644
                                                  ===========   =========   ==========

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                  2002
                                                   -----------------------------------
                                                         PURPOSE OF TRANSACTIONS
                                                   -----------------------------------
                                                    TRADING       HEDGE       TOTAL
                                                   ----------   ---------   ----------
CURRENCY RELATED
  Forwards......................................   W3,732,439          --    3,732,439
  Swap..........................................      645,577      24,080      669,657
  Call options..................................       18,006          --       18,006
  Put options...................................       24,008          --       24,008
                                                   ----------   ---------   ----------
                                                    4,420,030      24,080    4,444,110
                                                   ----------   ---------   ----------
INTEREST RATE RELATED
  Futures.......................................      378,499       4,308      382,807
  Options.......................................       20,000          --       20,000
  Swap..........................................    4,775,747   1,647,336    6,423,083
                                                   ----------   ---------   ----------
                                                    5,174,246   1,651,644    6,825,890
                                                   ----------   ---------   ----------
STOCK PRICE INDEX RELATED
  Futures.......................................       29,176      63,805       92,981
  Options.......................................       37,868          --       37,868
                                                   ----------   ---------   ----------
                                                       67,044      63,805      130,849
                                                   ----------   ---------   ----------
                                                   W9,661,320   1,739,529   11,400,849
                                                   ==========   =========   ==========

                       SHINHAN FINANCIAL GROUP CO., LTD.

     (b) Valuation on trading and hedging derivative instruments as of June 30, 2003 and December 31, 2002 are as follows:

                                                              2003
                                       ---------------------------------------------------
                                         VALUATION GAIN (LOSSES)          FAIR VALUE
                                       ---------------------------   ---------------------
                                       TRADING    HEDGE     TOTAL    ASSETS    LIABILITIES
                                       -------   -------   -------   -------   -----------
CURRENCY RELATED
  Forwards...........................  W10,757        --    10,757    54,512      44,989
  Swap...............................   (1,631)      628    (1,003)   36,890      25,741
  Call options.......................     (648)       --      (648)    1,496          --
  Put options........................     (227)       --      (227)       --       2,000
                                       -------   -------   -------   -------     -------
                                         8,251       628     8,879    92,898      72,730
                                       -------   -------   -------   -------     -------
INTEREST RATE RELATED
  Call options.......................      866        --       866     1,105          --
  Put options........................     (655)       --      (655)       --       1,093
  Swap...............................    1,367   (15,517)  (14,150)   75,823      94,696
  Government bonds...................       29        --        29        --          --
                                       -------   -------   -------   -------     -------
                                         1,607   (15,517)  (13,910)   76,928      95,789
                                       -------   -------   -------   -------     -------
STOCK PRICE INDEX RELATED
  Futures............................        5        --         5     2,524          --
  Call options.......................   14,108        --    14,108    54,937          --
  Put options........................   (8,352)       --    (8,352)       --      54,104
  ELS................................      425        --       425        --          --
                                       -------   -------   -------   -------     -------
                                         6,186        --     6,186    57,461      54,104
                                       -------   -------   -------   -------     -------
                                       W16,044   (14,889)    1,155   227,287     222,623
                                       =======   =======   =======   =======     =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                              2002
                                       ---------------------------------------------------
                                         VALUATION GAIN (LOSSES)          FAIR VALUE
                                       ---------------------------   ---------------------
                                       TRADING    HEDGE     TOTAL    ASSETS    LIABILITIES
                                       -------   -------   -------   -------   -----------
CURRENCY RELATED
  Forwards...........................  W21,184        --    21,184    51,731      32,412
  Swap...............................   (2,457)   (4,417)   (6,874)   12,763      19,818
  Call options.......................      558        --       558       439          --
  Put options........................     (775)       --      (775)       --         743
                                       -------   -------   -------   -------     -------
                                        18,510    (4,417)   14,093    64,933      52,973
                                       -------   -------   -------   -------     -------
INTEREST RATE RELATED
  Options............................       12        --        12       146         146
  Swap...............................   (2,711)   11,797     9,086    54,915      57,538
                                       -------   -------   -------   -------     -------
                                        (2,699)   11,797     9,098    55,061      57,684
                                       -------   -------   -------   -------     -------
STOCK PRICE INDEX RELATED
  Futures............................   (1,233)       --    (1,233)      449       1,648
  Options............................    1,407        --     1,407        --         372
                                       -------   -------   -------   -------     -------
                                           184        --       184       449       2,020
                                       -------   -------   -------   -------     -------
                                       W15,995     7,380    23,375   120,443     112,677
                                       =======   =======   =======   =======     =======

(27)  STATEMENTS OF CASH FLOWS

     (a) Cash and cash equivalents as of June 30, 2003 in statements of cash flows are equivalent to cash and due from banks on the balance sheets.

     (b) Significant transactions not involving cash inflows or outflows for the quarter and six-months ended June 30, 2003 are as follows:

                                                              ENDED JUNE 30, 2003
                                                              --------------------
                                                              QUARTER   SIX-MONTHS
                                                              -------   ----------
Reclassification of advance payments to financing lease
  receivable................................................  W38,512     78,710
Reclassification of advance payments to operating assets....    1,219      1,962
Conversion of loans into securities.........................    3,939      4,403
Increase in present value discount due to restructuring.....       --      6,923
Changes in capital adjustments due to consolidation.........   82,789      5,891
Changes in retained earnings due to consolidation...........       60     12,536
Amortization offseted to retained earnings due to accounting
  change....................................................       --         20
Reclassification of available-for-sale securities to
  loans.....................................................    2,769      2,769
Reclassification of held-to-maturity securities to
  available-for-sale securities.............................       --     26,610

(28)  EMPLOYEES BENEFITS

     The Company and its subsidiaries have provided housing loans of W92,493 million and W87,674 million to employees as of June 30, 2003 and December 31, 2002, respectively.

                       SHINHAN FINANCIAL GROUP CO., LTD.

(29)  COMMITMENTS AND CONTINGENCIES

  (A) GUARANTEES AND ACCEPTANCES

     Guarantees and acceptances and commitments as of June 30, 2003 are summarized as follows:

Guarantees and acceptances outstanding......................   W1,469,827
Contingent guarantees and acceptances.......................    1,797,550
Commitments.................................................    3,889,713
Endorsed bills..............................................       16,849

  (B) The Company and its subsidiaries pledged its 21 notes and 2 blank checks to financial institutions as collateral for borrowings.

  (C) LITIGATION

     As of June 30, 2003, the Company and its subsidiaries has 83 pending lawsuits as a defendant (total amount: W282,958 million). The Company's management expects that ultimate liability and significant losses as a result of these lawsuits would not materially effect their financial position.

  (D) LOANS AND SECURITIES RELATED TO COMPANIES INVOLVED IN BANKRUPTCY PROCEEDINGS, COMPOSITION PROCEEDINGS OR WORKOUT PROGRAMS WITH CREDITORS

     As of June 30, 2003, the Company and its subsidiaries are holding loans (including guarantees) provided to and securities issued by companies involved in bankruptcy proceedings, composition proceedings or workout programs with creditors amounting to W704,865 million. The Company recorded an allowance for losses on these loans and incurred valuation losses on these securities in accordance with Korean GAAP. However, the ultimate recoverability of these loans and securities will depend on the terms of the companies' restructuring plans approved by the bankruptcy court or the creditors and the success of the companies in implementing the plans. The ultimate outcome of this matter cannot presently be determined.

  (E) LOANS AND SECURITIES RELATED TO ECONOMICALLY TROUBLED COUNTRIES

     As of June 30, 2003, Shinhan Bank is holding loans (including guarantees) and securities amounting to W42,645 million ($35,743 thousand), which were provided to or issued by the companies in Indonesia, Russia and other economically troubled countries. Shinhan Bank recorded an allowance for losses on these loans and valuation losses on these securities in accordance with Korean GAAP. However, the ultimate recoverability of these loans and securities cannot presently be determined.

  (F) LOANS SOLD UNDER REPURCHASE AGREEMENTS TO KOREA ASSET MANAGEMENT
      CORPORATION

     As of June 30, 2003, Goodmorning Shinhan Securities, Shinhan and Jeju Bank has outstanding loans, which were transferred to the Korea Asset Management Corporation (KAMCO) and are subject to be repurchased when certain conditions are met, amounting to W77,400 million. Related to these outstanding loans, those subsidiaries established W21,500 million of an allowance for loan losses as of June 30, 2003, however, additional gains or losses will be recorded upon repurchase of or settlement for the loans by KAMCO in accordance with the recourse provisions.

     In addition, outstanding loans held by the trust account of the Shinhan Bank is W3,900 million as of June 30, 2003, however, additional gains or losses will be recorded upon repurchase of or settlement for the loans by KAMCO in accordance with the recourse provisions.

  (G) SECURITIZATION

     Prior to the fiscal year end December 31, 2002, Shinhan Bank sold W197,441 million of loans through issuing asset backed securities, and in relation to those sales, Shinhan Bank has provided W56,000 million of

                       SHINHAN FINANCIAL GROUP CO., LTD.

reselling rights for the purpose of credit enhancement. Additional losses may be recorded upon exercising reselling rights in accordance with these securitization plans.

  (H) SUBSIDY FOR TRUST ACCOUNTS

     As of June 30, 2003, Shinhan Bank and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings on trust account assets amounting to W1,740,722 million and W12,400 million, respectively, and the losses compensated by Jeju Bank for the six-months ended June 30, 2003 were W124 million. Additional gains or losses will be recorded based upon the results of the future operations of these guaranteed trust accounts.

  (I) LOANS RELATED TO FINANCIALLY TROUBLED COMPANIES

     As of June 30, 2003, Shinhan Bank is holding loans (including guarantees and acceptances) provided to and securities issued by SK Global Co., Ltd., amounting to W505,532 million, provides W223,678 million of allowance for loan losses and recorded W4,677 million of impairment loss as of June 30, 2003. Actual losses on these loans and securities may differ materially from the management's assessments. The accompanying consolidated financial statements do not reflect the impact of the uncertainty on the financial position of the Company.

(30)  SIGNIFICANT TRANSACTIONS AMONG CONSOLIDATED COMPANIES

  (A) SIGNIFICANT TRANSACTIONS

     Significant transactions among consolidated companies for the quarter and six-months ended June 30, 2003 and 2002 are as follows:

                                                                QUARTER ENDED     SIX-MONTHS ENDED
                                                                   JUNE 30,           JUNE 30,
                                                               ----------------   ----------------
REVENUE EARNED         EXPENSE INCURRED         ACCOUNT         2003      2002     2003      2002
--------------         -----------------   -----------------   -------   ------   -------   ------
Controlling company and subsidiaries included in consolidation:
  The Company........  Shinhan Bank        Interest income     W 1,148    1,729     2,163    3,472
     "   ............  Goodmorning         Interest income       2,003       --     4,026       --
                       Shinhan
                       Securities
     "   ............  Shinhan Card        Interest income      16,700       --    22,557       --
     "   ............  Shinhan Capital     Interest income       6,762    3,443    12,720    5,661
     "   ............  Jeju Bank           Interest income         410      183       814      183
  Shinhan Bank.......  Goodmorning         Interest income         487    1,179       873    1,360
                       Shinhan
                       Securities
     "   ............     "                Rental income            60       --        61       --
     "   ............  Shinhan Card        Interest income       1,616       --     2,629       --
     "   ............     "                Fees and             15,932    7,250    36,605    7,250
                                           commission income
     "   ............     "                Rental income           190       --       408       --
     "   ............  Shinhan Capital     Interest income         895       --     1,508    4,707
     "   ............     "                Rental income            71       --       154       --
     "   ............  Jeju Bank           Interest income          60       --       119       --
     "   ............  Shinhan Bank        Trust management     11,032   15,248    22,550   45,090
                       (Trust)             income
     "   ............  Shinhan Finance     Interest income       1,018    1,897     2,341    3,494

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                QUARTER ENDED     SIX-MONTHS ENDED
                                                                   JUNE 30,           JUNE 30,
                                                               ----------------   ----------------
REVENUE EARNED         EXPENSE INCURRED         ACCOUNT         2003      2002     2003      2002
--------------         -----------------   -----------------   -------   ------   -------   ------
  Shinhan Bank
     (Trust).........  Shinhan Bank        Due from banking        356      368       840    1,387
                                           account
  Shinhan Finance....  Shinhan Bank        Interest income         225      540       604    1,466
  Goodmorning Shinhan
     Securities......  Shinhan Bank        Interest income         121       --       321       --
     "   ............     "                Rental income             9       --         9       --
     "   ............  Shinhan Card        Rental income            53       --       105       --
  Shinhan Card.......  Shinhan Bank        Interest income           5       --         5       --
     "   ............     "                Fees and                 15       --        15       --
                                           commission income
  Shinhan Capital....  Shinhan Bank        Interest income         117      626       192      754
     "   ............     "                Gain on               1,024       --       551       --
                                           derivatives
  Shinhan BNP Paribas
     ITMC............  Shinhan Bank        Interest income         107       --       179       --
  Jeju Bank..........  Shinhan Bank        Interest income          31       --        46       --
     "   ............  Jeju Bank (Trust)   Fees and                  9       --       820       87
                                           commission income
  Jeju Bank (Trust)..  Jeju Bank           Due from banking         57       --       205      184
                                           account
  SH&C Life
     Insurance.......  Shinhan Bank        Interest income         123       --       257       --
                                                               -------   ------   -------   ------
                                                                60,636   32,463   113,677   75,095
                                                               -------   ------   -------   ------
Subsidiaries accounted for by the equity method:
  Shinhan Bank.......  Shinhan Credit      Rental income            52       --       113       --
                       Information
     "   ............  Shinhan System      Rental income            71       --       154       --
  e-Shinhan..........  Shinhan Bank        Interest income          36       --        78       --
     "   ............  Shinhan Card        Fees and                  3       --         8       --
                                           commission income
  Shinhan Credit
     Information.....  Shinhan Bank        Fees and                673       --     1,232       --
                                           commission income
     "   ............     "                Interest income           7       --        20       --
     "   ............  Goodmorning         Fees and                  7       --         7       --
                                           commission income
     "   ............  Shinhan Card        Fees and              2,152       --     3,576       --
                                           commission income
     "   ............  Shinhan Capital     Fees and                 37       --        37       --
                                           commission income
     "   ............  Jeju Bank           Fees and                150       --       284       --
                                           commission income

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                QUARTER ENDED     SIX-MONTHS ENDED
                                                                   JUNE 30,           JUNE 30,
                                                               ----------------   ----------------
REVENUE EARNED         EXPENSE INCURRED         ACCOUNT         2003      2002     2003      2002
--------------         -----------------   -----------------   -------   ------   -------   ------
  Shinhan System.....  Shinhan Bank        Interest income           7       10        19       16
     "   ............     "                Other income            583      764     1,451    1,230
                                                               -------   ------   -------   ------
                                                                 3,778      774     6,979    1,246
                                                               -------   ------   -------   ------
                                                               W64,414   33,237   120,656   76,341
                                                               =======   ======   =======   ======

  (B) ACCOUNT BALANCES

     Significant account balances among consolidated companies as of June 30, 2003 and December 31, 2002 are as follows:

CREDITOR                      DEBTOR                  ACCOUNT               2003        2002
--------               --------------------   ------------------------   ----------   ---------
Controlling company and subsidiaries included in consolidation:
  The Company........  Shinhan Bank           Bank deposits              W   24,104      10,613
     "   ............     "                   Other asset (Guarantee          7,673       6,902
                                              deposits)
     "   ............     "                   Loans (Privately placed        50,000      50,000
                                              debentures)
     "   ............     "                   Other assets (accounts          4,099       2,171
                                              receivable)
     "   ............     "                   Other assets (accrued             126         123
                                              income)
     "   ............  Goodmorning Shinhan    Loans (Privately placed       130,000     130,000
                       Securities             debentures)
     "   ............     "                   Other assets (accrued             110         134
                                              income)
     "   ............  Shinhan Card           Loans                       1,280,000     200,000
     "   ............     "                   Other assets (accounts             50          --
                                              receivable)
     "   ............     "                   Other assets (accrued           5,407         925
                                              income)
     "   ............  Shinhan Capital        Loans                         518,689     369,127
     "   ............     "                   Other assets (accounts            375         190
                                              receivable)
     "   ............     "                   Other assets (accrued           3,888       2,965
                                              income)
  The Company........  Shinhan BNP Paribas    Other assets (accounts          1,000          --
                       ITMC                   receivable)
     "   ............  Jeju Bank              Loans (Privately placed        20,000      20,000
                                              debentures)
     "   ............     "                   Other assets (accrued             186         186
                                              income)

                       SHINHAN FINANCIAL GROUP CO., LTD.

CREDITOR                      DEBTOR                  ACCOUNT               2003        2002
--------               --------------------   ------------------------   ----------   ---------
  Shinhan Bank.......  Goodmorning Shinhan    Loans (Privately placed        30,000      70,000
                       Securities             debentures)
     "   ............     "                   Other assets (accrued             344       1,047
                                              income)
     "   ............     "                   Other asset (Guarantee            530         530
                                              deposits)
     "   ............  Shinhan Card           Loans (Call loans)             10,900       7,500
     "   ............     "                   Other assets (accrued             345          --
                                              income)
     "   ............  Shinhan Capital        Loans                          74,267      37,959
     "   ............     "                   Loans (Privately placed        10,000          --
                                              debentures)
     "   ............     "                   Other assets (Derivative          323          --
                                              assets)
     "   ............     "                   Other assets (accrued             159         133
                                              income)
     "   ............  Jeju Bank              Loans (Privately placed         3,140       3,140
                                              debentures)
     "   ............  Shinhan Bank (Trust)   Other assets (accrued         139,336     120,927
                                              income)
     "   ............  Shinhan Finance        Bank deposits                   3,134       7,995
     "   ............     "                   Loans                         273,773     314,756
     "   ............     "                   Loans (Call loans)                 --       1,576
     "   ............     "                   Other assets (Derivative       66,814      20,407
                                              assets)
  Shinhan Bank
     (Trust).........  Shinhan Bank           Due from banking               99,044      82,179
                                              accounts
  Shinhan Finance....  Shinhan Bank           Loans                         248,305     274,306
     "   ............     "                   Loans (Call loans)                 --       3,601
  Goodmorning Shinhan
     Securities......  Shinhan Bank           Bank deposits                  11,201      11,908
     "   ............     "                   Other asset (Guarantee          5,589       5,526
                                              deposits)
  Goodmorning Shinhan
     Securities......     "                   Other assets (accrued             104         252
                                              income)
  Shinhan Card.......  The Company            Other assets (Prepaid           2,406          --
                                              expense)
     "   ............  Shinhan Bank           Due from bank                      81          --
     "   ............     "                   Other asset (Guarantee          1,189         387
                                              deposits)
     "   ............  Goodmorning Shinhan    Other asset (Guarantee          3,289       3,289
                       Securities             deposits)

                       SHINHAN FINANCIAL GROUP CO., LTD.

CREDITOR                      DEBTOR                  ACCOUNT               2003        2002
--------               --------------------   ------------------------   ----------   ---------
  Shinhan Capital....  Shinhan Bank           Short-term financial           36,483      16,666
                                              instruments
     "   ............     "                   Other assets (Prepaid              39          --
                                              expense)
     "   ............     "                   Other assets (Derivative        2,365       2,000
                                              assets)
     "   ............     "                   Other assets (accrued              52          --
                                              income)
     "   ............     "                   Other asset (Guarantee            292         418
                                              deposits)
  Shinhan BNP Paribas
     ITMC............  Shinhan Bank           Due from bank                  14,189       8,985
     "   ............  Goodmorning Shinhan    Other asset (Guarantee          3,496         850
                       Securities             deposits)
  Jeju Bank..........  Shinhan Bank           Loans (Call loans)              4,892       4,922
     "   ............     "                   Bank deposits                      30          --
     "   ............     "                   Other assets (Prepaid              18          --
                                              expense)
     "   ............     "                   Other assets (accrued               1          --
                                              income)
  Jeju Bank
     (Trust).........  Jeju Bank              Due from banking                5,485      36,262
                                              accounts
  SH&C Life
     Insurance.......  Shinhan Bank           Cash and cash                  10,353      12,327
                                              equivalents
     "   ............     "                   Other assets (accrued             290          --
                                              income)
                                                                         ----------   ---------
                                                                          3,107,965   1,843,184
                                                                         ----------   ---------
  Subsidiaries accounted for by the equity method:
  The Company........  Shinhan Credit         Other assets (accounts             16          --
                       Information            receivable)
  e-Shinhan..........  Shinhan Bank           Cash and cash                     562       3,718
                                              equivalents
     "   ............     "                   Bonds with repurchase           2,400          --
                                              agreement
     "   ............     "                   Other assets (accrued              18          --
                                              income)
  Shinhan Macquarie..  Shinhan Bank           Cash and cash                   1,137         168
                                              equivalents

                       SHINHAN FINANCIAL GROUP CO., LTD.

CREDITOR                      DEBTOR                  ACCOUNT               2003        2002
--------               --------------------   ------------------------   ----------   ---------
  Shinhan Credit
     Information.....  Shinhan Bank           Cash and cash                     956       1,395
                                              equivalents
     "   ............     "                   Other assets (accounts            314          --
                                              receivable)
     "   ............     "                   Other asset (Guarantee            740          --
                                              deposits)
     "   ............  Goodmorning Shinhan    Other asset (Guarantee          1,000          --
                       Securities             deposits)
     "   ............     "                   Other assets (accounts              1          --
                                              receivable)
     "   ............  Shinhan Card           Other assets (accounts            798          --
                                              receivable)
     "   ............  Shinhan Capital        Other assets (accounts              6          --
                                              receivable)
     "   ............  Jeju Bank              Other assets (accounts             58          --
                                              receivable)
     "   ............     "                   Other asset (Guarantee             60          --
                                              deposits)
Shinhan System.......  Shinhan Bank           Bank deposits                   1,952       2,175
     "   ............     "                   Other asset (Guarantee            185          --
                                              deposits)
     "   ............     "                   Other assets (accrued           1,596          --
                                              income)
                                                                         ----------   ---------
                                                                             11,799       7,456
                                                                         ----------   ---------
                                                                         W3,119,764   1,850,640
                                                                         ==========   =========

  (C) GUARANTEES AND ACCEPTANCES

     Guarantees and acceptances as of June 30, 2003 are as follows:

                                                                                               AMOUNT OF
                                                                   GUARANTEES AND            GUARANTEES AND
GUARANTOR                              GUARANTEE               ACCEPTANCES PROVIDED ON        ACCEPTANCES
---------                       ------------------------   -------------------------------   --------------
The Company...................  Goodmorning Shinhan
                                Securities                 Lease guarantee deposits (*)         W50,000
Shinhan Bank..................  Shinhan Capital            Letter of credit                      16,483
   "   .......................  Shinhan Finance            Loans                                 11,722
Goodmorning Shinhan
  Securities..................  Good Morning Securities
                                USA                        Guarantees on operation                2,148
                                                                                                -------
                                                                                                W80,353
                                                                                                =======

---------------

(*) Interest expense incurred on lease contract is separately guaranteed.

                       SHINHAN FINANCIAL GROUP CO., LTD.

(31)  CONDENSED FINANCIAL STATEMENTS OF CONSOLIDATED COMPANIES

  (A) BALANCE SHEETS

     Condensed balance sheets of the Company and its subsidiaries as of June 30, 2003 and December 31, 2002 are as follows:

                                                                   2003
                                                 -----------------------------------------
                                                                                 TOTAL
                                                    TOTAL         TOTAL      STOCKHOLDERS'
SUBSIDIARIES                                       ASSETS      LIABILITIES      EQUITY
------------                                     -----------   -----------   -------------
Controlling company and subsidiaries
  included in consolidation:
  The Company..................................  W 5,961,318    2,010,059      3,951,259
  Shinhan Bank.................................   66,491,704   63,492,179      2,999,525
  Shinhan Bank (Trust).........................    1,740,772    1,740,772             --
  Shinhan Finance..............................      507,780      447,132         60,648
  Goodmorning Shinhan Securities...............    2,176,006    1,555,622        620,384
  Good Morning Securities Europe...............        3,827           63          3,764
  Good Morning Securities USA..................        6,083          264          5,819
  Shinhan Card.................................    2,210,011    2,036,233        173,778
  Shinhan Capital..............................    1,028,726      931,955         96,771
  Shinhan BNP Paribas ITMC.....................       46,902        3,826         43,076
  Jeju Bank....................................    1,696,314    1,597,575         98,739
  Jeju Bank (Trust)............................       15,845       15,845             --
  SH&C Life Insurance..........................       28,567          297         28,270
                                                 -----------   ----------      ---------
                                                  81,913,855   73,831,822      8,082,033

Subsidiaries accounted for by the equity method:
  e-Shinhan....................................        4,873          301          4,572
  Shinhan Macquarie............................        3,539        3,787           (248)
  Shinhan Credit Information...................        5,358        1,465          3,893
  Shinhan System...............................        2,345          336          2,009
                                                 -----------   ----------      ---------
                                                      16,115        5,889         10,226
                                                 -----------   ----------      ---------
                                                 W81,929,970   73,837,711      8,092,259
                                                 ===========   ==========      =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                                   2002
                                                 -----------------------------------------
                                                                                 TOTAL
                                                    TOTAL         TOTAL      STOCKHOLDERS'
SUBSIDIARIES                                       ASSETS      LIABILITIES      EQUITY
------------                                     -----------   -----------   -------------
Controlling company and subsidiaries
included in consolidation:
  The Company..................................  W 4,784,979      774,759      4,010,220
  Shinhan Bank.................................   58,889,402   56,028,924      2,860,478
  Shinhan Bank (Trust).........................    1,742,131    1,742,131             --
  Shinhan Finance..............................      513,726      446,894         66,832
  Goodmorning Shinhan Securities...............    1,570,244      982,268        587,976
  Good Morning Securities Europe...............        3,942           56          3,886
  Good Morning Securities USA..................        9,462        1,980          7,482
  Shinhan Card.................................    2,473,694    2,226,234        247,460
  Shinhan Capital..............................      960,234      876,551         83,683
  Shinhan BNP Paribas ITMC.....................       47,081        1,918         45,163
  Jeju Bank....................................    1,800,648    1,699,577        101,071
  Jeju Bank (Trust)............................       16,045       16,045             --
  SH&C Life Insurance..........................       29,738          478         29,260
                                                 -----------   ----------      ---------
                                                  72,841,326   64,797,815      8,043,511
Subsidiaries accounted for by the equity method:
  e-Shinhan....................................        5,758          475          5,283
  Shinhan Macquarie............................        3,503        2,675            828
  Shinhan Credit Information...................        3,931          810          3,121
  Shinhan System...............................        2,457          455          2,002
                                                 -----------   ----------      ---------
                                                      15,649        4,415         11,234
                                                 -----------   ----------      ---------
                                                 W72,856,975   64,802,230      8,054,745
                                                 ===========   ==========      =========

                       SHINHAN FINANCIAL GROUP CO., LTD.

  (B) STATEMENTS OF EARNINGS

     Condensed statements of earnings of the Company and its subsidiaries for the quarter and six-months ended June 30, 2003 and 2002 are as follows:

                                                      SIX-MONTHS ENDED JUNE 30, 2003
                                        ----------------------------------------------------------
                                                                  OPERATING   ORDINARY      NET
                                        OPERATING    OPERATING     INCOME      INCOME     EARNINGS
SUBSIDIARIES                             REVENUE      EXPENSE      (LOSS)      (LOSS)     (LOSSES)
------------                            ----------   ----------   ---------   ---------   --------
Controlling company and subsidiaries
  included in consolidation:
  The Company.........................  W  156,053       52,645    103,408     102,423    102,423
  Shinhan Bank........................   2,340,516    2,103,162    237,354     219,388    151,701
  Shinhan Bank (Trust)................      60,499       58,193      2,306          --         --
  Shinhan Finance.....................       8,074       13,910     (5,836)     (5,758)    (5,758)
  Goodmorning Shinhan Securities......     307,973      296,229     11,744      46,272     23,609
  Good Morning Securities Europe......         865        1,100       (235)       (235)      (235)
  Good Morning Securities USA.........         131        1,414     (1,283)     (1,983)    (1,667)
  Shinhan Card........................     206,966      280,862    (73,896)    (73,921)   (73,683)
  Shinhan Capital.....................      69,695       56,215     13,480      12,190      8,598
  Shinhan BNP Paribas ITMC............       6,270        6,875       (605)       (163)      (120)
  Jeju Bank...........................      70,486       72,529     (2,043)       (972)     1,057
  Jeju Bank (Trust)...................       1,213        1,213         --          --         --
  SH&C Life Insurance.................       1,382        2,030       (648)     (1,619)    (1,619)
                                        ----------   ----------    -------     -------    -------
                                         3,230,123    2,946,377    283,746     295,622    204,306
Subsidiaries accounted for by
  the equity method:
  e-Shinhan...........................       1,081        1,814       (733)       (709)      (709)
  Shinhan Macquarie...................       3,082        4,295     (1,213)     (1,003)    (1,352)
  Shinhan Credit Information..........       5,882        4,813      1,069       1,089        772
  Shinhan System......................       1,774        1,785        (11)          7          7
                                        ----------   ----------    -------     -------    -------
                                            11,819       12,707       (888)       (616)    (1,282)
                                        ----------   ----------    -------     -------    -------
                                        W3,241,942    2,959,084    282,858     295,006    203,024
                                        ==========   ==========    =======     =======    =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                       QUARTER ENDED JUNE 30, 2003
                                        ----------------------------------------------------------
                                                                  OPERATING   ORDINARY      NET
                                        OPERATING    OPERATING     INCOME      INCOME     EARNINGS
SUBSIDIARIES                             REVENUE      EXPENSE      (LOSS)      (LOSS)     (LOSSES)
------------                            ----------   ----------   ---------   ---------   --------
Controlling company and subsidiaries
  included in consolidation:
  The Company.........................  W   76,074       31,241     44,833      45,989     45,989
  Shinhan Bank........................   1,133,716    1,059,326     74,390      85,376     57,741
  Shinhan Bank (Trust)................      30,314       28,638      1,676          --         --
  Shinhan Finance.....................       3,867       10,422     (6,555)     (6,572)    (6,572)
  Goodmorning Shinhan Securities......     166,164      144,905     21,259      52,578     44,354
  Good Morning Securities Europe......         575          539         36          38         38
  Good Morning Securities USA.........         131           11        120         158        158
  Shinhan Card........................     108,238      147,774    (39,536)    (39,532)   (39,532)
  Shinhan Capital.....................      47,100       38,910      8,190       7,139      5,070
  Shinhan BNP Paribas ITMC............       3,052        1,876      1,176       1,747      1,231
  Jeju Bank...........................      35,014       36,335     (1,321)     (1,528)       501
  Jeju Bank (Trust)...................         340          216        124          --         --
  SH&C Life Insurance.................         837        1,772       (935)       (935)      (935)
                                        ----------   ----------    -------     -------    -------
                                         1,605,422    1,501,965    103,457     144,458    108,043

Subsidiaries accounted for by
  the equity method:
  e-Shinhan...........................         509          874       (365)       (385)      (385)
  Shinhan Macquarie...................         110        1,114     (1,004)       (999)    (1,204)
  Shinhan Credit Information..........       3,652        2,908        744         751        434
  Shinhan System......................         787          764         23          29         29
                                        ----------   ----------    -------     -------    -------
                                             5,058        5,660       (602)       (604)    (1,126)
                                        ----------   ----------    -------     -------    -------
                                        W1,610,480    1,507,625    102,855     143,854    106,917
                                        ==========   ==========    =======     =======    =======

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                              SIX-MONTHS ENDED JUNE 30, 2002
                                ----------------------------------------------------------
                                                          OPERATING   ORDINARY      NET
                                OPERATING    OPERATING     INCOME      INCOME     EARNINGS
SUBSIDIARIES                     REVENUE      EXPENSE      (LOSS)      (LOSS)     (LOSSES)
------------                    ----------   ----------   ---------   ---------   --------
Controlling company and
subsidiaries included in
consolidation:
  The Company.................  W  341,275       13,919    327,356     327,356    323,867
  Shinhan Bank................   2,417,002    1,963,155    453,847     428,718    305,998
  Shinhan Bank (Trust)........      71,143       70,986        157          --         --
  Shinhan Finance.............      11,670        6,907      4,763       4,947      4,947
  Shinhan Securities..........     209,481      192,746     16,735      11,160      7,723
  Shinhan Card(*).............      30,170       24,525      5,645       5,622      3,947
  Shinhan Capital.............      86,915       80,033      6,882       8,552      5,995
  Shinhan ITMC................       6,008        3,246      2,762       2,548      2,126
  Jeju Bank...................      69,471       60,904      8,567      10,263     10,263
  Jeju Bank (Trust)...........         495          767       (272)         --         --
  Good Morning Securities(**).     129,048      105,721     23,327      20,154     37,932
  Good Morning ITMC(**).......       1,942        1,406        536         530        530
  Good Morning Securities
     Europe(**)...............         296          474       (178)       (180)      (180)
  Good Morning Securities
     USA(**)..................       5,488        2,507      2,981       2,982      2,982
                                ----------   ----------    -------     -------    -------
                                 3,380,404    2,527,296    853,108     822,652    706,130

Subsidiaries accounted for by
the equity method:
  e-Shinhan...................         864        1,527       (663)       (602)      (602)
  Shinhan Macquarie...........       2,885        3,104       (219)       (659)       352
  Shinhan System..............       1,305        1,510       (205)       (188)      (188)
                                ----------   ----------    -------     -------    -------
                                     5,054        6,141     (1,087)     (1,449)      (438)
                                ----------   ----------    -------     -------    -------
                                W3,385,458    2,533,437    852,021     821,203    705,692
                                ==========   ==========    =======     =======    =======

---------------

(*) Operating results for 1 month from June 1, 2002 (date of inception) reflected.

(**) Operating results from April 1, 2002 to June 30, 2002 reflected.

                       SHINHAN FINANCIAL GROUP CO., LTD.

                                                       QUARTER ENDED JUNE 30, 2002
                                        ----------------------------------------------------------
                                                                  OPERATING   ORDINARY      NET
                                        OPERATING    OPERATING     INCOME      INCOME     EARNINGS
SUBSIDIARIES                             REVENUE      EXPENSE      (LOSS)      (LOSS)     (LOSSES)
------------                            ----------   ----------   ---------   ---------   --------
Controlling company and subsidiaries
  included in consolidation:
  The Company.........................  W  144,513        7,588    136,925     136,925    133,436
  Shinhan Bank........................   1,356,749    1,135,671    221,078     176,189    125,372
  Shinhan Bank (Trust)................      31,353       30,379        974          --         --
  Shinhan Finance.....................       6,085        3,498      2,587       2,536      2,536
  Shinhan Securities..................     102,419       98,650      3,769       1,959      1,158
  Shinhan Card(*).....................      30,170       24,525      5,645       5,622      3,947
  Shinhan Capital.....................      53,070       51,943      1,127       2,215      1,273
  Shinhan ITMC........................       3,108        1,549      1,559       1,888      1,330
  Jeju Bank...........................      36,835       33,514      3,321       5,221      5,221
  Jeju Bank (Trust)...................         171          355       (184)         --         --
  Good Morning Securities.............     129,048      105,721     23,327      20,154     37,932
  Good Morning ITMC...................       1,942        1,406        536         530        530
  Good Morning Securities Europe......         296          474       (178)       (180)      (180)
  Good Morning Securities USA.........       5,488        2,507      2,981       2,982      2,982
                                        ----------   ----------    -------     -------    -------
                                         1,901,247    1,497,780    403,467     356,041    315,537

Subsidiaries accounted for by
the equity method:
  e-Shinhan...........................         423          811       (388)       (349)      (349)
  Shinhan Macquarie...................         245          316        (71)       (451)      (198)
  Shinhan System......................         794          639        155         166        166
                                        ----------   ----------    -------     -------    -------
                                             1,462        1,766       (304)       (634)      (381)
                                        ----------   ----------    -------     -------    -------
                                        W1,902,709    1,499,546    403,163     355,407    315,156
                                        ==========   ==========    =======     =======    =======

---------------

(*) Operating results for 1 month from June 1, 2002 (date of inception) reflected.

(32)  SIGNIFICANT EVENT OCCURRED SUBSEQUENTLY AFTER BALANCE SHEET DATE

     On July 9, 2003, the Company made an agreement with the Korea Deposit Insurance Corporation to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank, at maximum ceiling of W6,200 per share, pursuant to the resolution of the Company's Board of Directors passed on June 21, 2003.

                       SHINHAN FINANCIAL GROUP CO., LTD.

(33)  ECONOMIC ENVIRONMENT

     In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company and its subsidiaries may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company and its subsidiaries. Actual results may differ materially from management's current assessment.

(PRICEWATERHOUSECOOPERS LOGO)

-------------------------------------------------------------------------------------------------------
                                                                  SAMIL ACCOUNTING CORPORATION
                                                                  Kukje Center Building 15th Flr.
                                                                  191 Hankangro 2ga, Yongsanku
                                                                  Seoul 140-702, KOREA
                                                                  (Yongsan P.O. Box 266, 140-600)
                                                                  Tel +82 (2) 709 0800
                                                                  Fax +82 (2) 792 7001

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Chohung Bank

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Chohung Bank and its subsidiaries (the "Bank") at December 31, 2001 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As more fully discussed in Note 1 to the consolidated financial statements, the Bank has been significantly affected, and may continue to be affected in the foreseeable future, by the general adverse economic conditions in the Republic of Korea and in the Asia Pacific region.

Seoul, Korea
August 14, 2003, except for Note 34
as to which the date is September 9, 2003

                         CHOHUNG BANK AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2002

                                                                  2001           2002           2002
                                                              ------------   ------------   -------------
                                                              (IN MILLIONS OF KOREAN WON,    (UNAUDITED)
                                                                EXCEPT PER SHARE DATA)      (IN THOUSANDS
                                                                                               OF US$,
                                                                                             EXCEPT PER
                                                                                             SHARE DATA)
ASSETS
Cash and cash equivalents...................................  W 1,678,026    W 1,862,750     $ 1,570,218
Restricted cash.............................................      175,923      1,244,519       1,049,076
Interest-bearing deposits in banks..........................      195,711        177,109         149,295
Call loans and securities purchased under resale
  agreements................................................       96,369        466,496         393,236
Trading assets..............................................    1,481,714      1,193,897       1,006,404
Available-for-sale securities...............................   12,346,573      9,623,847       8,112,490
Loans (net of allowance for loan losses of W2,031,796 in
  2001 and W2,678,361 in 2002)..............................   33,473,829     43,436,502      36,615,107
Customers' liability on acceptances.........................    1,380,104      1,383,595       1,166,311
Premises and equipment, net.................................      721,853        692,842         584,036
Security deposits...........................................      426,260        460,192         387,922
Other assets................................................    2,922,259      3,460,054       2,916,677
                                                              -----------    -----------     -----------
    Total assets............................................  W54,898,621    W64,001,803     $53,950,772
                                                              ===========    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits
  Interest-bearing..........................................  W36,273,874    W42,371,268     $35,717,161
  Noninterest-bearing.......................................    1,648,217      1,903,033       1,604,175
Trading liabilities.........................................       25,505         82,563          69,597
Acceptances outstanding.....................................    1,380,104      1,383,595       1,166,311
Short-term borrowings.......................................    5,538,654      5,524,743       4,657,121
Secured borrowings..........................................    2,267,705      1,351,032       1,138,862
Long-term debt..............................................    3,281,191      6,461,151       5,446,473
Accrued expenses and other liabilities......................    3,314,921      3,535,478       2,980,256
                                                              -----------    -----------     -----------
    Total liabilities.......................................   53,730,171     62,612,863      52,779,956
                                                              -----------    -----------     -----------
Commitments and contingencies...............................           --             --              --
Minority interest...........................................       17,361         16,190          13,647
STOCKHOLDERS' EQUITY:
Common stock, 5,000 Won par value, authorized 2,000,000,000
  shares, 679,078,115 shares issued and 661,764,465 shares
  outstanding in 2001, and 679,118,429 shares issued and
  outstanding in 2002.......................................    3,395,391      3,395,592       2,862,338
Additional paid-in capital..................................    1,729,304      1,721,536       1,451,181
Accumulated deficit.........................................   (4,069,096)    (3,924,904)     (3,308,526)
Accumulated other comprehensive income, net of taxes........      222,926        180,526         152,176
Treasury stock, at cost, 17,313,650 shares in 2001..........     (127,436)            --              --
                                                              -----------    -----------     -----------
    Total stockholders' equity..............................    1,151,089      1,372,750       1,157,169
                                                              -----------    -----------     -----------
    Total liabilities, minority interest and stockholders'
      equity................................................  W54,898,621    W64,001,803     $53,950,772
                                                              ===========    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                 2001         2002           2002
                                                              ----------   ----------   ---------------
                                                                  (IN MILLIONS OF         (UNAUDITED)
                                                              KOREAN WON, EXCEPT PER     (IN THOUSANDS
                                                                    SHARE DATA)         OF US$, EXCEPT
                                                                                        PER SHARE DATA)
INTEREST AND DIVIDEND INCOME
  Interest and fees on loans................................  W3,024,068   W3,343,140     $2,818,124
  Interest and dividends on securities......................     830,311      682,554        575,364
  Trading assets............................................      72,193       86,733         73,112
  Other interest income.....................................      80,202       38,464         32,424
                                                              ----------   ----------     ----------
    Total interest income...................................   4,006,774    4,150,891      3,499,024
INTEREST EXPENSE
  Interest on deposits......................................   1,610,316    1,438,849      1,212,888
  Interest on short-term borrowings.........................     310,910      222,719        187,743
  Interest on secured borrowings............................     131,991       98,458         82,996
  Interest on long-term debt................................     291,002      344,574        290,461
                                                              ----------   ----------     ----------
    Total interest expense..................................   2,344,219    2,104,600      1,774,088
NET INTEREST INCOME.........................................   1,662,555    2,046,291      1,724,936
PROVISION FOR LOAN LOSSES...................................     552,616    1,384,749      1,167,284
PROVISION FOR GUARANTEES AND ACCEPTANCES....................    (134,238)     (55,296)       (46,612)
                                                              ----------   ----------     ----------
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN LOSSES, AND
  GUARANTEES AND ACCEPTANCES................................   1,244,177      716,838        604,264
NON INTEREST INCOME
  Commissions and fees......................................     414,958      485,129        408,943
  Net trust management fees.................................      43,292       (8,663)        (7,303)
  Net trading profits.......................................      76,167       90,115         75,963
  Other.....................................................     308,356      205,694        173,391
                                                              ----------   ----------     ----------
    Total noninterest income................................     842,773      772,275        650,994
NON INTEREST EXPENSES
  Employee compensation and severance benefits..............     250,685      332,622        280,386
  Depreciation and amortization.............................      68,753       75,178         63,372
  General and administrative expenses.......................     268,707      304,108        256,350
  Net losses on securities..................................      42,487       51,118         43,090
  Write-down of other investments...........................      43,646       69,774         58,816
  Credit card fees..........................................      67,908      104,395         88,001
  Other.....................................................     243,263      318,686        268,639
                                                              ----------   ----------     ----------
    Total noninterest expenses..............................     985,449    1,255,881      1,058,654
INCOME BEFORE INCOME TAX EXPENSE, MINORITY INTEREST, AND
  CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE......   1,101,501      233,232        196,604
Income tax expense..........................................     362,093       74,771         63,029
Minority interest...........................................       3,439        4,889          4,121
                                                              ----------   ----------     ----------
INCOME BEFORE CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
  PRINCIPLE.................................................     735,969      153,572        129,454
Cumulative effect of changes in accounting principle........        (655)          --             --
                                                              ----------   ----------     ----------
NET INCOME..................................................  W  735,314   W  153,572     $  129,454
                                                              ==========   ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                2001       2002          2002
                                                              ---------   -------   ---------------
                                                                (IN MILLIONS OF       (UNAUDITED)
                                                              KOREAN WON, EXCEPT     (IN THOUSANDS
                                                                PER SHARE DATA)     OF US$, EXCEPT
                                                                                    PER SHARE DATA)
NET INCOME PER SHARE OF COMMON STOCK
Basic
  Income before cumulative effect of changes in accounting
     principle..............................................    W1,126      W228         $0.19
  Cumulative effect of changes in accounting principle......        (1)       --            --
                                                                ------      ----         -----
  Net income................................................    W1,125      W228         $0.19
                                                                ======      ====         =====
Diluted
  Income before cumulative effect of changes in accounting
     principle..............................................    W1,126      W228         $0.19
  Cumulative effect of changes in accounting principle......        (1)       --            --
                                                                ------      ----         -----
  Net income................................................    W1,125      W228         $0.19
                                                                ======      ====         =====

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                                         ACCUMULATED
                                                                                            OTHER
                                        COMMON STOCK         ADDITIONAL                 COMPREHENSIVE                   TOTAL
                                  ------------------------    PAID-IN     ACCUMULATED      INCOME,      TREASURY    STOCKHOLDERS'
                                    SHARES        AMOUNT      CAPITAL       DEFICIT      NET OF TAX       STOCK        EQUITY
                                  -----------   ----------   ----------   -----------   -------------   ---------   -------------
                                                        (IN MILLIONS OF KOREAN WON, EXCEPT PER SHARE DATA)
BALANCE AT JANUARY 1, 2001......  679,078,115   W3,395,391   W1,734,772   W(4,746,045)    W220,532      W(215,219)   W  389,431
Comprehensive income:
  Net income....................           --           --           --       735,314           --             --       735,314
  Foreign currency translation
     adjustments................           --           --           --            --        5,429             --         5,429
  Net unrealized losses on
     available-for-sale
     securities.................           --           --           --            --       (3,035)            --        (3,035)
       Total comprehensive
          income................           --           --           --       735,314        2,394             --       737,708
Reissuance of treasury stock....           --           --       (5,721)      (58,365)          --         87,783        23,697
Grant of stock options..........           --           --          253            --           --             --           253
                                  -----------   ----------   ----------   -----------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2001....  679,078,115    3,395,391    1,729,304    (4,069,096)     222,926       (127,436)    1,151,089
                                  -----------   ----------   ----------   -----------     --------      ---------    ----------
Comprehensive income:
  Net income....................           --           --           --       153,572           --             --       153,572
  Foreign currency translation
     adjustments................           --           --           --            --       (8,438)            --        (8,438)
  Net unrealized losses on
     available-for-sale
     securities.................           --           --           --            --      (33,962)            --       (33,962)
       Total comprehensive
          income................           --           --           --       153,572      (42,400)            --       111,172
Issuance of common stock........       40,314          201           24            --           --             --           225
Reissuance of treasury stock....           --           --       (8,352)       (9,380)          --        127,436       109,704
Grant of stock options..........           --           --          560            --           --             --           560
                                  -----------   ----------   ----------   -----------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2002....  679,118,429   W3,395,592   W1,721,536   W(3,924,904)    W180,526      W      --    W1,372,750
                                  ===========   ==========   ==========   ===========     ========      =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES
   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY -- (CONTINUED)
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                            (UNAUDITED)
                                  -----------------------------------------------------------------------------------------------
                                                                                         ACCUMULATED
                                                                                            OTHER
                                        COMMON STOCK         ADDITIONAL                 COMPREHENSIVE                   TOTAL
                                  ------------------------    PAID-IN     ACCUMULATED      INCOME,      TREASURY    STOCKHOLDERS'
                                    SHARES        AMOUNT      CAPITAL       DEFICIT      NET OF TAX       STOCK        EQUITY
                                  -----------   ----------   ----------   -----------   -------------   ---------   -------------
                                                           (IN THOUSANDS OF US$, EXCEPT PER SHARE DATA)
BALANCE AT DECEMBER 31, 2001....  679,078,115   $2,862,169   $1,457,729   $(3,430,073)    $187,918      $(107,423)   $  970,320
Comprehensive income:
  Net income....................           --           --           --       129,454           --             --       129,454
  Foreign currency translation
     adjustments................           --           --           --            --       (7,113)            --        (7,113)
  Net unrealized losses on
     available-for-sale
     securities.................           --           --           --            --      (28,629)            --       (28,629)
       Total comprehensive
          income................           --           --           --       129,454      (35,742)            --        93,712
Issuance of common stock........       40,314          169           20            --           --             --           189
Reissuance of treasury stock....           --           --       (7,040)       (7,907)          --        107,423        92,476
Grant of stock options..........           --           --          472            --           --             --           472
                                  -----------   ----------   ----------   -----------     --------      ---------    ----------
BALANCE AT DECEMBER 31, 2002....  679,118,429   $2,862,338   $1,451,181   $(3,308,526)    $152,176      $      --    $1,157,169
                                  ===========   ==========   ==========   ===========     ========      =========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                  2001           2002           2002
                                                              ------------   ------------   -------------
                                                              (IN MILLIONS OF KOREAN WON)    (UNAUDITED)
                                                                                            (IN THOUSANDS
                                                                                               OF US$)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income..................................................  W   735,314    W   153,572    $    129,454
Adjustments to reconcile net income to net cash provided by
  operating activities:
    Provision for loan losses...............................      552,616      1,384,749       1,167,284
    Provision for guarantees and acceptances................     (134,238)       (55,296)        (46,612)
    Depreciation and amortization...........................       68,753         75,178          63,372
    Accretion of discounts on long-term debt................        2,080         63,268          53,332
    Amortization on deferred loan fees and origination
      costs.................................................        7,853         32,463          27,365
    Amortization on available-for-sale debt securities......       30,813         37,857          31,912
    Net loss (gain) on equity investments...................          247         (1,306)         (1,101)
    Net gain on valuation of trading assets.................       (1,551)        (5,740)         (4,839)
    Net gain on sales of available-for-sale securities......     (164,290)       (69,721)        (58,772)
    Impairment loss on available-for-sale securities........      206,777        120,840         101,863
    Net (gain) loss on disposal of premises and equipment...      (21,734)         2,570           2,166
    Net realized foreign exchange (gain) loss...............      (16,651)        16,203          13,658
    Minority interest in net income of consolidated
      subsidiaries..........................................        3,439          4,889           4,121
    Grant of stock options..................................          253            560             472
    Write-down of other investments.........................       43,646         69,774          58,816
    Net changes in:
      Restricted cash.......................................      627,499     (1,068,596)       (900,781)
      Trading assets........................................       93,855        291,633         245,834
      Other assets..........................................    1,148,342       (671,849)       (566,340)
      Trading liabilities...................................      (54,741)        57,058          48,097
      Accrued expenses and other liabilities................        3,464        439,265         370,282
                                                              -----------    -----------    ------------
         Net cash provided by operating activities..........    3,131,746        877,371         739,583
                                                              -----------    -----------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Net decrease in interest-bearing deposits in banks......      630,492         18,602          15,681
    Net decrease (increase) in call loans and securities
      purchased under resale agreements.....................      760,544       (377,811)       (318,478)
    Proceeds from sales of available-for-sale securities....    7,494,126      7,889,286       6,650,330
    Purchases of available-for-sale securities..............   (8,728,072)    (5,266,534)     (4,439,462)
    Loan originations and principal collections, net........   (8,209,269)   (11,906,514)    (10,036,680)
    Proceeds from sales of loans............................    1,708,230        277,091         233,576
    Proceeds from sales of premises and equipment...........       40,416         78,801          66,426
    Payments for purchase of premises and equipment.........      (91,331)      (126,754)       (106,848)
    Net decrease (increase) in security deposits............          243        (33,932)        (28,603)
                                                              -----------    -----------    ------------
         Net cash used in investing activities..............  W(6,394,621)   W(9,447,765)   $ (7,964,058)
                                                              -----------    -----------    ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

                     YEARS ENDED DECEMBER 31, 2001 AND 2002

                                                                                         2002
                                                           2001           2002        (UNAUDITED)
                                                       ------------   ------------   -------------
                                                       (IN MILLIONS OF KOREAN WON)   (IN THOUSANDS
                                                                                        OF US$)
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase in interest-bearing deposits.......  W 4,472,642    W 6,119,334     $ 5,158,337
     Net increase in non interest-bearing deposits...        6,589        254,816         214,799
     Net increase (decrease) in secured borrowings...      831,995       (916,673)       (772,716)
     Net (decrease) increase in short-term
       borrowings....................................     (823,082)           903             761
     Proceeds from issuance of long-term debt........    1,715,681      6,753,991       5,693,325
     Repayment of long-term debt.....................   (2,454,821)    (3,561,311)     (3,002,032)
     Proceeds from issuance of common stock..........           --            225             189
     Reissuance of treasury stock....................       29,418        118,057          99,517
     Cash dividends paid to minority interest
       holders.......................................      (10,199)        (8,530)         (7,190)
                                                       -----------    -----------     -----------
       Net cash provided by financing activities.....    3,768,223      8,760,812       7,384,990
                                                       -----------    -----------     -----------
       Effect of exchange rate changes on cash.......       (5,619)        (5,694)         (4,800)
                                                       -----------    -----------     -----------
       Net increase in cash and cash equivalents.....      499,729        184,724         155,715
CASH AND CASH EQUIVALENTS
Beginning of year....................................    1,178,297      1,678,026       1,414,503
                                                       -----------    -----------     -----------
End of year..........................................  W 1,678,026    W 1,862,750     $ 1,570,218
                                                       ===========    ===========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest...............................  W 2,452,475    W 2,118,406     $ 1,785,725
Cash paid for income taxes...........................       10,807         14,789          12,466
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES
Loans repurchased from Korea Asset Management
  Corporation in exchange for available-for-sale
  securities.........................................      156,071        160,505         135,299
Securities and other investments received in
  connection with loan restructuring.................      398,305        263,087         221,771
Change in cumulative translation adjustments, net of
  taxes..............................................        5,429         (8,438)         (7,113)
Change in unrealized losses on available-for-sale
  securities, net of taxes...........................       (3,035)       (33,962)        (28,629)

  The accompanying notes are an integral part of these consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2002

1.  GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 BUSINESS

     Chohung Bank's predecessor entity, Han Sung Bank, was founded as the nation's first financial institution on February 19, 1897. On October 1, 1943, Chohung Bank became the new name of the combined entity subsequent to the merger between Han Sung Bank and Dong Il Bank, one of the nation's oldest financial institutions which was founded on August 8, 1906. Chohung Bank and its subsidiaries (collectively, the "Bank") principally engage in commercial banking and a variety of related banking services to retail and corporate customers. The Bank conducts operations in accordance with the provisions of the Bank Act of Korea, including its activities in the commercial banking business. The Bank is also engaged in the trust business according to the Trust Business Act, and in the credit card business under the Specialized Credit Financial Business Act and other related laws.

     The Bank's activities are managed through the retail banking, corporate banking, treasury and international business, credit card, merchant banking, other banking services, and other subsidiaries business segments.

     At December 31, 2002, the Korean government, through the Korea Deposit Insurance Corporation ("KDIC"), owned 80.04% of the outstanding common shares of the Bank.

  RISK AND UNCERTAINTIES

     The Asian financial crisis that began in 1997 has adversely affected the Korean economy, as well as those of other countries in the Asia Pacific region. Among other effects, the Asian financial crisis precipitated economic contractions, a reduction in the availability of credit, increased interest rates and inflation, adverse fluctuations in currency exchange rates, growth in the level of bankruptcies, increased unemployment and labor unrest. Such conditions have had an adverse impact on the operations of the Bank. Further, these effects may be exacerbated as a result of current political tensions with the Democratic People's Republic of Korea ("North Korea"). Similarly, the Korean government has commenced an initiative to sponsor or broker the restructuring of large financially-troubled companies.

     Although economic conditions in Korea may have improved and some of the trends and conditions noted above may have reversed, the Bank and its customers may continue to be affected for the foreseeable future by certain adverse economic conditions in Korea and in the Asia Pacific region. If these conditions have an adverse effect on the Bank, adjustments to the carrying amount of its loans and investments in amounts could be required, and such adjustments could be material to the consolidated financial statements.

  USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the fair values of financial instruments, allowance for loan losses, impairment of securities and deferred tax assets. Actual results could differ significantly from these estimates.

  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements, which have been prepared in conformity with US GAAP, include the accounts of the Bank and its majority-owned subsidiaries. All significant intercompany transactions and

                         CHOHUNG BANK AND SUBSIDIARIES
balances have been eliminated in consolidation. Operating results of companies purchased are included from the dates of the acquisition. Assets held in an agency or trust management capacities are not included in the consolidated financial statements. The Bank accounts for investments in companies in which it owns voting and economic interest of 20 percent to 50 percent and for which it has significant influence over operating and financing decisions using the equity method of accounting. Investment in joint ventures, where the Bank does not have unilateral control, are accounted for using the equity method of accounting. Investments in companies where the Bank owns less than 20 percent and does not have the ability to exercise significant influence over operating and financing decisions are accounted for using the cost method of accounting. These investments are included in other assets and the Bank's share of income or loss is included in other noninterest income or other noninterest expenses. The Bank includes in its consolidated financial statements the accounts of certain special purpose entities ("SPEs") in which the Bank is the sponsor and retains substantial risks and rewards in the SPEs pursuant to Emerging Issues Task Force Topic D-14, Transactions involving Special-Purpose Entities and Issue 90-15, Impact of Nonsubstantive Lessors, Residual Value Guarantees, and Other Provisions in Leasing Transactions.

  FOREIGN CURRENCY TRANSLATION

     Assets, liabilities and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity. For certain foreign operations, the functional currency is the local currency, in which case assets and liabilities are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the Korean Won. Income and expenses are translated at the weighted-average exchange rate for the period. The resulting translation adjustments are reported as a component of accumulated other comprehensive income within stockholders' equity on an after-tax basis.

     Foreign currency transactions executed by domestic Korean entities are accounted for at the exchange rates prevailing on the related transaction dates. Assets and liabilities denominated in foreign currencies are translated to Korean Won using period-end exchange rates, and income and expense items are translated using average rates for the relevant period. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income except for gains and losses arising from the translation of available-for-sale securities which are recorded as a component of accumulated other comprehensive income within stockholders' equity on an after-tax basis.

  CASH AND CASH EQUIVALENTS

     For purposes of statements of cash flows, cash and cash equivalents include cash on hand, cash items in the process of collection and amounts due from banks, other financial institutions and the Bank of Korea ("BOK"), all of which have original maturities within 90 days.

  SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

     Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions and are carried in the consolidated balance sheets at the amount for which the securities will be subsequently resold or repurchased, plus accrued interest. Interest earned on resale agreements and interest incurred on repurchase agreements are reported as interest income and interest expense, respectively. The Bank's policy is to take possession of securities under agreements to resell. The fair value of the securities is monitored, and additional collateral may be obtained when considered appropriate to protect the Bank against credit exposure.

                         CHOHUNG BANK AND SUBSIDIARIES

  TRADING ASSETS AND LIABILITIES

     The Bank engages in trading activities for both its own account and on behalf of its customers. Trading assets and liabilities include securities and derivatives, and are carried at fair value, which is determined based upon quoted market prices, when available. When quoted market prices are not available, other pricing methods, such as pricing models, quoted prices of instruments with similar characteristics, discounted cash flows or the net asset value of the investee are used. Securities that are held principally for resale in the near term are recorded as trading assets with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Trading instruments are carried at fair value on the trade date with changes in the fair value of trading positions recorded in earnings.

     Derivatives used for trading purposes include interest rate and foreign currency swaps, credit indexed contracts, options, futures and forwards. Also included are derivatives intended to serve as economic hedges of risk, derivatives extended on behalf of customers and certain derivatives entered into for nontrading purposes that are intended to be effective as hedges of various economic risks. The Bank recognizes changes in the fair value of trading derivatives as they occur in net trading profits. Derivatives executed on behalf of customers are carried at fair value with changes in fair value recorded in earnings, and are classified as trading assets when there is a positive fair value and trading liabilities when there is a negative fair value.

  DERIVATIVES AND HEDGING ACTIVITIES

     As part of its asset and liability management process, the Bank uses various derivative instruments including interest rate and currency swaps, credit indexed contracts, options, futures and forward contracts, to manage various interest rate and foreign exchange exposures or modify interest rate characteristics of various balance sheet accounts.

     On January 1, 2001, the Bank adopted the Statement of Financial Accounting Standards ("SFAS") No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, as well as certain derivative instruments embedded in other contracts, that are employed to manage risk outside of the Bank's trading activities.

     For a derivative to qualify for hedge accounting, the hedging relationship must be designated and formally documented at inception along with the particular risk management objective and strategy for the hedge, identification of the derivative used as the hedging instrument, the hedged item, the risk exposure being hedged, and the method of assessing hedge effectiveness. Derivatives used as hedges must be highly effective at reducing the risk associated with the exposure being hedged. The effectiveness of these hedging relationships is evaluated both prospectively and retrospectively at inception and on an on-going basis using quantitative measures of correlation.

     All derivatives, whether designated for hedging relationships or not, are required to be recorded on the balance sheets at fair value. If the derivative qualifies as a fair value hedge, in which derivatives hedge the fair value of assets, liabilities or firm commitments, changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized together in earnings. The net amount, representing hedge ineffectiveness, is reflected in current earnings. If the derivative is designated as a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and recognized in the income statement when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in earnings. If hedge relationships are terminated, hedge designations are removed or forecasted transactions are no longer expected to occur, hedge accounting treatment will not be applied prospectively. The related hedging derivative is either terminated or transferred to the trading account.

                         CHOHUNG BANK AND SUBSIDIARIES

     The Bank did not apply hedge accounting for derivatives entered into for nontrading purposes and classified such derivatives as trading assets and liabilities. Such nontrading derivatives include interest rate swaps and cross currency swaps that are entered to hedge interest rate and foreign exchange risks. Certain of these derivatives are intended to be effective as economic hedges.

  SECURITIES

     Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Trading securities are bought and held principally for the purpose of selling them in the near term and are carried at market value with adjustments recognized through current income. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as available-for-sale securities and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     Purchase premiums and discounts are recognized in interest income and expense using the effective interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses and are not permitted to be subsequently reversed. Gains and losses on the sale of debt securities and equity securities are recorded on the trade date and are determined using the specific identification method and moving average method, respectively.

  OTHER INVESTMENTS

     The Bank holds certain investments that are not within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. Those investments are recorded as other assets in the balance sheets and accounted for at cost unless there is persuasive evidence of a decrease in value which is recorded as noninterest expense.

  INTEREST-BEARING DEPOSITS IN BANKS

     Interest-bearing deposits in banks maturing within one year are carried at cost.

  LOANS

     Loans are reported at the principal amount outstanding adjusted for the allowance for loan losses and deferred loan fees and origination costs. Interest on loans is accrued at the effective interest rate and credited to income based on the principal amount outstanding.

     The Bank generally ceases the accrual of interest when principal or interest payments become one day past due. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. In applying payments on delinquent loans, payments are applied first to delinquent interest, normal interest, and then to the loan balance until it is paid in full. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current.

     Interest accruals are continued for past-due loans collateralized by customer deposits.

     Securities received by the Bank involving loans that are restructured or settled are recorded at the fair value of the security at the date of restructuring or settlement. Any difference between the security's fair value and the net carrying amount of the loan is recorded as a charge-off or recovery, as appropriate, on the loan through the allowance for loan losses.

                         CHOHUNG BANK AND SUBSIDIARIES

     The Bank provides equipment financing to its customers through a variety of lease arrangements. Direct financing leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased property, less unearned income. Unearned income is recognized using the effective interest method.

     Transfers of loans to third parties are accounted for as sales when control is surrendered to the transferee. The Bank derecognizes the loans from the balance sheet including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sales is recognized in earnings.

     Conversely, the Bank only recognizes loans transferred from third parties on the balance sheet when the Bank obtains control of the loans.

  ALLOWANCE FOR LOAN LOSSES

     The Bank's allowance for loan losses is based upon management's continuing review and evaluation of the loan portfolio and is management's best estimate of probable losses that have been incurred as of the balance sheet date. The level of the allowance is based on an evaluation of the risk characteristics of the loan portfolio and considers factors such as past loss experience and the financial condition of the borrower. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Bank's methodology for assessing the level of the allowance consists of two key elements, the specific allowance and the general allowance.

     A specific allowance is calculated when a corporate loan is specifically identified as impaired. A corporate loan is considered impaired when, after consideration of current information and events, it is probable that the Bank will be unable to collect all amounts, including principal and interest, according to the contractual terms of the loan. The Bank considers the following types of loans to be impaired:

     - Loans classified as "substandard" or below according to asset classification guidelines of the Financial Supervisory Commission ("FSC");

     - Loans that are 90 days or more past due; and

     - Loans which are "troubled debt restructurings" under US GAAP.

     Once a loan is identified as impaired, management measures the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. If the resulting value is less than the book value of the loan, a specific allowance is established for an amount equal to the difference. Any amounts deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. Impairment criteria are applied to the entire loan portfolio, exclusive of leases and smaller balance homogeneous loans such as residential mortgage, consumer loans and credit cards, which are evaluated collectively for impairment. Smaller balance corporate loans, managed on a portfolio basis, are also evaluated collectively for impairment.

     The allowance for smaller-balance loans is determined using several modeling tools, including a delinquency roll-rate model for credit cards, as well as a risk rating migration model for homogeneous pools of consumer and corporate loans. The loss factors developed through the use of such models are based on the Bank's historical loss experiences and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

     The Bank charges off unsecured consumer loan amounts past due greater than 180 days.

     The related specific allowance for loan losses is transferred as cost of the net book value of the loan as of the date of sale when non-performing loans are sold and derecognized from the balance sheet. The

                         CHOHUNG BANK AND SUBSIDIARIES
allowance for loan losses is re-established if loans are reacquired, at an amount measured as of the date of reacquisition. Any movement in the allowance in relation to these loans after reacquisition is included within the overall provision for loan losses during the year.

  ALLOWANCE FOR GUARANTEES AND ACCEPTANCES

     The Bank analyzes its legally binding off-balance sheet commitments for losses associated with such commitments. The Bank reviews the ability of the counterparty of the underlying credit commitment to perform under the proposed commitment. If it is determined that a loss is probable and estimable, the Bank will record a liability in a similar manner as if a loan was granted under the terms of the commitment. The allowance for guarantees and acceptances is reflected in other liabilities.

  DEFERRED LOAN FEES AND ORIGINATION COSTS

     The Bank recognizes certain employee and other costs associated with originating loans as a yield adjustment over the life of the loan, net of any related fees received. These costs relate to direct loan origination activities performed by the Bank which include evaluating the prospective borrower's financial condition, recording guarantees, collateral and other security arrangements, negotiating loan terms, preparing and processing loan documents, and closing the transaction. All other lending related costs, including costs related to activities performed by the Bank for advertising, soliciting potential borrowers, servicing existing loans, and other ancillary activities related to establishing and monitoring credit policies, supervision and administration are expensed as incurred.

  FORECLOSED ASSETS

     Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, the assets are carried at the lower of their carrying amounts or fair values, less cost to sell, based on periodic valuation reviews performed by management. Revenues and expenses derived from foreclosed assets and changes in the valuation allowance are included in other noninterest expenses.

  SECURITIZATIONS

     The Bank transfers loans to SPEs, which in turn issue beneficial interests collateralized by such loans. These transactions have been accounted for as sales, unless the control over these loans has not been surrendered then they are accounted for as secured borrowings. For transfers accounted for as secured borrowings, the loans collateralizing these borrowings are included as loans in the balance sheet accounts, and related beneficial interests issued, which pay interest at rates of 1 percent to 16 percent per annum, are included in secured borrowings.

  PREMISES AND EQUIPMENT

     Buildings, equipment and furniture, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of buildings is computed on a straight-line basis over the estimated useful lives of the assets, or the term of the lease, if shorter, in the case of leasehold improvements. Depreciation of equipment and furniture is computed on a declining balance basis over the useful lives of the assets. Gains or losses on disposals of premises and equipment are determined by reference to their carrying amounts. Maintenance and repairs are charged to expense as incurred.

     The Bank capitalizes certain direct costs related to developing software for internal use, and amortizes such costs on a declining balance basis once the software is available for use.

                         CHOHUNG BANK AND SUBSIDIARIES

     The estimated useful lives of premises and equipment are as follows:

Buildings...................................................  40 - 60 years
Equipment and furniture.....................................        5 years
Leasehold improvements......................................        5 years
Capitalized software costs..................................        5 years

  IMPAIRMENT

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset, or the group of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on differences between the carrying value and quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows and fundamental analysis.

  INTEREST EXPENSE

     Interest expense is recognized on an accrual basis.

  STOCK-BASED COMPENSATION

     The Bank has adopted SFAS No. 123 ("SFAS No. 123"), Accounting for Stock-Based Compensation, and elected to use the fair value method of accounting for the stock-based compensation it provides to key employees and executives. The Bank values stock options granted based upon an option-pricing model and recognizes this value as an expense, adjusted for forfeitures, over the period in which the options vest.

  COMMISSIONS AND FEES

     Commissions and fees from nontrust management include remittance fees and credit card fees. These fees are recognized when the related services are rendered.

  NET TRUST MANAGEMENT FEES

     The Bank receives fees for its management of trust assets, which are recognized when earned. The Bank is also entitled to receive performance-based fees for certain trust accounts. These fees, if earned, are recognized at the end of the performance period.

     In addition, the Bank is liable for losses incurred in certain trust accounts, which are subject to minimum return and principal guarantees. Such losses arising from these trusts underperforming the guaranteed level are accrued at the end of each applicable year when they are considered probable and reasonably estimable, and are included in net trust management fees.

  INCOME TAXES

     There are two components of income tax expense, current and deferred. Current income tax expense approximates cash to be paid or refunded for taxes for the applicable period. Deferred tax assets and liabilities are recognized due to differences in the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

                         CHOHUNG BANK AND SUBSIDIARIES

     Recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carry forwards and tax credits will be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that realization will not occur.

  OTHER COMPREHENSIVE INCOME

     The Bank records unrealized gains and losses related to securities classified as available-for-sale and foreign currency translation adjustments in other comprehensive income ("OCI") within stockholders' equity. Unrealized gains and losses on securities classified as available-for-sale securities are reclassified into net income as the gains or losses are realized upon sale of the securities, or when unrealized losses are deemed to be other-than-temporary. Translation gains or losses on foreign currency translation adjustments are reclassified to net income upon sale or liquidation of investments in foreign operations.

  CONVENIENCE TRANSLATION

     The Bank operates primarily in Korea and its official accounting records are maintained in Korean Won. The US Dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US Dollars at the rate of W1,186.30 : US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on December 31, 2002. The US Dollar amounts are unaudited and are not presented in accordance with US GAAP, and should not be construed as the Korean Won amounts represent, or have been, or could be converted into US Dollars at that or any other rate.

2.  RECENT ACCOUNTING PRONOUNCEMENTS

     Effective July 1, 2001, the Bank adopted SFAS No. 141 ("SFAS No. 141"), Business Combinations. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Also, under SFAS No. 141, identified intangible assets acquired in a purchase business combination must be separately valued and recognized on the balance sheet if they meet certain requirements. The adoption of SFAS No. 141 did not have a material effect on the consolidated financial statements.

     Effective January 1, 2002, the Bank adopted SFAS No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets, which primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. SFAS No. 142 requires that goodwill be recorded at the reporting unit level, which is defined as a operating segment or one level below. SFAS No. 142 prohibits the amortization of goodwill but requires that it be tested for impairment at least annually at the reporting unit level. The impairment test is to be performed in two phases. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying account, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of a reporting unit exceeds its fair value an additional procedure must be performed. That additional procedure compares the implied fair value, of the reporting unit goodwill with the carrying amount of the goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The adoption of SFAS No. 142 did not have a material effect on the consolidated financial statements.

     Effective January 1, 2002, the Bank adopted SFAS No. 144 ("SFAS No. 144"), Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed of. The new standard maintains the previous accounting for the impairment or disposal of long-lived assets, but also establishes more restrictive criteria that have to be met to classify such as "held for sale". The adoption of SFAS No. 144 did not have a material effect on the consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

     Effective October 1, 2002, the Bank adopted SFAS No. 147 ("SFAS No. 147"), Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving depository financial institutions within its scope, except for combinations between mutual institutions, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. The impact of adopting SFAS No. 147 did not materially affect the consolidated financial statements.

     In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 149 ("SFAS No. 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an "underlying" and the characteristics of a derivative that contains financing components. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, with a few exceptions, and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The Bank is currently assessing the impact of SFAS No. 149 on its financial condition and results of its operations.

     In May 2003, the FASB issued SFAS No. 150 ("SFAS No. 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity, but now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the balance sheet. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Bank is currently assessing the impact of SFAS No. 150 on its financial position and results of its operations.

     In November 2002, FASB issued FASB Interpretation No. 45 ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees. FIN 45 requires a guarantor to recognize a liability at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee. Guarantees, as defined in FIN 45, include contracts that contingently require the Bank to make payments to a guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of the guaranteed party, performance guarantees, indemnification agreements or indirect guarantees of indebtedness of others. This new accounting is effective for certain guarantees issued or modified after December 31, 2002. In addition, FIN 45 requires certain additional disclosures that are presented in Note 26. Management does not expect that the adoption of FIN 45 will have a material impact on the Bank's financial position or its results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of VIEs in its consolidated financial statements. FIN 46 requires VIEs to be consolidated by a company if that company is subject to a majority of the expected losses from the VIEs' activities or entitled to receive a majority of the VIE's expected residual returns, or both. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective January 1,

                         CHOHUNG BANK AND SUBSIDIARIES

2004 for VIEs created prior to February 1, 2003. The Bank is currently assessing the impact of FIN 46 on its financial position and results of its operations.

3.  RESTRICTED CASH

     Restricted cash at December 31 are as follows:

                                                                2001        2002
                                                              --------   ----------
                                                              (IN MILLIONS OF WON)
Reserve deposits with the BOK...............................  W 83,283   W1,224,944
Deposits with insurance companies...........................    73,500           --
Other.......................................................    19,140       19,575
                                                              --------   ----------
  Total restricted cash.....................................  W175,923   W1,244,519
                                                              ========   ==========

     Reserve deposits with the BOK represent the amounts required under the Bank of Korea Act for payment of certificate of deposits, other time deposits and mutual installment deposits. Deposits with insurance companies are contractually restricted from being withdrawn prior to their maturities in 2002.

4.  CALL LOANS AND SECURITIES PURCHASED UNDER RESALE AGREEMENTS

     Call loans at their respective carrying values, at December 31, are as follows:

                                                                2001       2002
                                                              --------   ---------
                                                              (IN MILLIONS OF WON)
Call loans..................................................  W96,369    W466,496

     Interest income from call loans and securities purchased under resale agreements, which have been included in other interest income, amounted to 26,535 million Won and 23,395 million Won for the years ended December 31, 2001 and 2002, respectively.

5.  TRADING ACTIVITIES

     Trading assets, at fair value, consist of the following at December 31:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Debt securities
  Korean Treasury and government agencies..................  W  685,085   W  578,757
  Corporations.............................................     189,085      311,063
  Financial institutions...................................     473,058      150,911
  Mortgage-backed and asset-backed securities..............      62,660        9,905
  Foreign government.......................................       3,217        3,298
Equity securities..........................................          --           14
Derivative instruments
  Foreign exchange derivatives.............................      20,252       50,400
  Interest rate derivatives................................      48,186       89,503
  Equity derivatives.......................................         171           46
                                                             ----------   ----------
     Total trading assets..................................  W1,481,714   W1,193,897
                                                             ==========   ==========

                         CHOHUNG BANK AND SUBSIDIARIES

     Trading liabilities, at fair value, consist of the following derivative financial instruments at December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Derivative instruments
  Foreign exchange derivatives..............................   W12,383     W50,232
  Interest rate derivatives.................................    12,684      31,617
  Credit derivatives........................................       267         690
  Equity derivatives........................................       171          24
                                                               -------     -------
     Total trading liabilities..............................   W25,505     W82,563
                                                               =======     =======

     The following represents net trading profits for the years ended December
31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Debt securities.............................................   W46,204     W24,650
Equity securities...........................................     6,145          16
Derivative instruments......................................    23,818      65,449
                                                               -------     -------
     Net trading profits....................................   W76,167     W90,115
                                                               =======     =======

     For the years ended December 31, 2001 and 2002, net unrealized holding gains on trading securities of 1,551 million Won and 5,740 million Won, respectively, were included in net trading profits.

6.  SECURITIES

     The amortized costs and estimated fair values of the Bank's available-for-sale securities and the related unrealized gains and losses at December 31 are as follows:

                                                 2001                                                 2002
                          ---------------------------------------------------   -------------------------------------------------
                                          GROSS        GROSS                                   GROSS        GROSS
                           AMORTIZED    UNREALIZED   UNREALIZED                 AMORTIZED    UNREALIZED   UNREALIZED
                             COST         GAINS        LOSSES     FAIR VALUE       COST        GAINS        LOSSES     FAIR VALUE
                          -----------   ----------   ----------   -----------   ----------   ----------   ----------   ----------
                                                                   (IN MILLIONS OF WON)
AVAILABLE-FOR-SALE
  SECURITIES
Debt securities
  Korean Treasury and
    government
    agencies............  W 6,758,778    W112,987     W11,369     W 6,860,396   W6,849,403    W187,023     W 6,673     W7,029,753
  Corporations..........    1,119,842      61,312      35,830       1,145,324      662,149      16,518      19,232        659,435
  Financial
    institutions........    3,337,625      40,582      15,834       3,362,373    1,576,668      28,683       1,824      1,603,527
  Foreign governments...       10,292         226          18          10,500       12,125         175         262         12,038
  Mortgage-backed and
    asset-backed
    securities..........       88,326       1,652          --          89,978       25,289         141          --         25,430
Marketable equity
  securities............      759,121     126,257       7,376         878,002      273,935      32,054      12,325        293,664
                          -----------    --------     -------     -----------   ----------    --------     -------     ----------
    Total...............  W12,073,984    W343,016     W70,427     W12,346,573   W9,399,569    W264,594     W40,316     W9,623,847
                          ===========    ========     =======     ===========   ==========    ========     =======     ==========

     None of the Bank's securities are classified as held-to-maturity at December 31, 2001 and 2002, respectively.

     The BOK is the central bank that establishes monetary policy for Korea. The Korea Development Bank ("KDB") is owned and controlled by the Korean government. Of the total amounts listed above in financial institutions category at December 31, 2001 and 2002, the fair value of available-for-sale debt securities includes 3,065,363 million Won and 1,416,792 million Won that were issued by BOK and KDB, respectively.

                         CHOHUNG BANK AND SUBSIDIARIES

     The Bank has recognized impairment losses on available-for-sale securities, where decreases in value were deemed to be other-than-temporary during the years ended December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Impairment losses on available-for-sale securities..........  W206,777    W120,840

     Any deterioration in Korean economic conditions, or in specific situations of the issuers of the securities could adversely affect the fair value of securities held by the Bank.

     Interest and dividends on securities are comprised of the following for the years ended December 31:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Interest income.............................................  W826,500    W676,615
Dividends...................................................     3,811       5,939
                                                              --------    --------
     Total interest and dividend income.....................  W830,311    W682,554
                                                              ========    ========

     For the years ended December 31, 2001 and 2002, proceeds from sales of available-for-sale securities amounted to 7,494,126 million Won and 7,889,286 million Won, respectively. Gross realized gains amounted to 252,462 million Won and 160,967 million Won for the years ended December 31, 2001 and 2002, respectively. Gross realized losses amounted to 88,172 million Won and 91,246 million Won for the years ended December 31, 2001 and 2002, respectively.

     The amortized cost and estimated fair value of the Bank's available-for-sale debt securities at December 31, 2002 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                             AVAILABLE-FOR-SALE DEBT
                                                                   SECURITIES
                                                             -----------------------
                                                             AMORTIZED
                                                                COST      FAIR VALUE
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Within 1 year..............................................  W2,387,531   W2,406,109
Over 1 year through 5 years................................   6,404,041    6,597,320
Over 5 years through 10 years..............................     300,390      291,448
Over 10 years..............................................       2,847        2,518
Securities not due at a single maturity date...............      30,825       32,788
                                                             ----------   ----------
     Total.................................................  W9,125,634   W9,330,183
                                                             ==========   ==========

                         CHOHUNG BANK AND SUBSIDIARIES

7.  LOANS

     The composition of the loan portfolio at December 31 is as follows:

                                                              2001          2002
                                                           -----------   -----------
                                                             (IN MILLIONS OF WON)
Corporate
  Commercial and industrial..............................  W13,902,764   W16,814,427
  Other commercial.......................................    7,079,629     7,611,049
  Lease financing........................................      552,796       429,284
Consumer
  Mortgage and home equity...............................    3,993,251     7,166,998
  Credit cards...........................................    4,868,983     5,769,957
  Other consumer.........................................    5,064,793     8,238,749
                                                           -----------   -----------
     Total loans, gross..................................   35,462,216    46,030,464
     Deferred loan origination costs.....................       43,409        84,399
                                                           -----------   -----------
                                                            35,505,625    46,114,863
     Less: Allowance for loan losses.....................   (2,031,796)   (2,678,361)
                                                           -----------   -----------
     Total loans, net....................................  W33,473,829   W43,436,502
                                                           ===========   ===========

     During 2001 and 2002, the Bank received convertible debt securities having a fair value of 205,134 million Won and 69,632 million Won, respectively, and equity securities having a fair value of 193,171 million Won and 193,455 million Won, respectively, through the restructuring of 38 loans in 2001 and 57 loans in 2002, having an aggregate book value of 713,494 million Won in 2001 and 829,866 million Won in 2002. The Bank recognized aggregate charge-offs of 315,189 million Won and 566,779 million Won related to these transactions during the years ended December 31, 2001 and 2002, respectively.

     Impaired loans are those on which the Bank believes it is probable that it will not be able to collect all amounts due according to the contractual terms of the loan. Information regarding the Bank's impaired loans at December 31 are as follows:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Impaired loans with an allowance...........................  W2,603,857   W2,185,290
Impaired loans without an allowance........................     612,413      217,917
                                                             ----------   ----------
  Total impaired loans.....................................  W3,216,270   W2,403,207
                                                             ==========   ==========
Allowance for impaired loans...............................  W1,303,484   W1,199,265
Average balance of impaired loans during the year..........  W4,523,326   W2,846,404
Interest income recognized on impaired loans...............  W  145,139   W  119,145

     Included in the above table are smaller balance corporate loans managed on a portfolio basis which have been collectively identified as impaired amounting to 250,548 million Won and 242,638 million Won at December 31, 2001 and 2002, respectively.

     The amount of loans that are placed on a nonaccrual basis are 2,586,091 million Won and 4,094,096 million Won as of December 31, 2001 and 2002, respectively. The amount of accruing loans which are past due one day or more are 103,527 million and 104,578 million as of December 31, 2001 and 2002, respectively.

                         CHOHUNG BANK AND SUBSIDIARIES

     As discussed in Note 1, adverse economic conditions in the Korean economy may continue to have an adverse effect on the Bank's debtors. The Bank owns investment securities of and has loans outstanding to a number of Korean companies that have experienced financial difficulties. The ultimate collectibility of these amounts is subject to a number of factors, including the successful performance of the debtors under various restructuring plans in place or in process of negotiation and their ability to perform on loan and debt obligations given the status of the Korean economy and the potential continuation for the adverse trends or other unfavorable developments. Consequently, it is reasonably possible that adjustments could be made to the allowances for impaired loans and to the carrying amount of investments in the near term in amounts that may be material to the Bank's consolidated financial statements.

     The following table summarizes the changes in the allowance for loan losses and the allowance for guarantees and acceptances for the years ended December 31:

                                                   2001                                         2002
                                ------------------------------------------   ------------------------------------------
                                                GUARANTEES                                   GUARANTEES
                                                   AND                                          AND
                                   LOANS      ACCEPTANCES(1)      TOTAL         LOANS      ACCEPTANCES(1)      TOTAL
                                -----------   --------------   -----------   -----------   --------------   -----------
                                                                 (IN MILLIONS OF WON)
Balance at beginning of the
  year........................  W 3,006,231     W 333,152      W 3,339,383   W 2,031,796      W198,914      W 2,230,710
Provision for loan losses.....      552,616            --          552,616     1,384,749            --        1,384,749
Provision for guarantees and
  acceptances.................           --      (134,238)        (134,238)           --       (55,296)         (55,296)
Allowance relating to loans
  reacquired from Korea Asset
  Management Corporation......      216,270            --          216,270       385,130            --          385,130
Charge-offs...................   (2,193,751)           --       (2,193,751)   (1,395,603)           --       (1,395,603)
Recoveries....................      450,430            --          450,430       272,289            --          272,289
                                -----------     ---------      -----------   -----------      --------      -----------
Balance at end of the year....  W 2,031,796     W 198,914      W 2,230,710   W 2,678,361      W143,618      W 2,821,979
                                ===========     =========      ===========   ===========      ========      ===========

---------------

Note:

(1) The allowance for guarantees and acceptances is included in other liabilities.

     The Bank originates direct financing leases on certain machinery and various other equipment, automobiles and ships for customers in a variety of industries. Income attributable to these leases is initially recorded as unearned income and subsequently recognized as interest income, using the effective interest method, over the term of the leases. The terms of the leases are generally from 1 to 15 years. The components of the net investment in direct financing leases at December 31, which are included in the respective loan balances, are as follows:

                                                                2001        2002
                                                              ---------   --------
                                                              (IN MILLIONS OF WON)
Gross lease payments receivable.............................  W 662,429   W497,544
Estimated unguaranteed residual values......................      5,717      5,011
Unearned income.............................................   (115,350)   (73,271)
                                                              ---------   --------
                                                              W 552,796   W429,284
                                                              =========   ========

                         CHOHUNG BANK AND SUBSIDIARIES

     The scheduled maturities of net lease payments receivable at December 31 are as follows:

                                                               (IN MILLIONS
                                                                 OF WON)
                                                               ------------
YEAR ENDING
2003........................................................     W 76,905
2004........................................................       63,314
2005........................................................       56,113
2006........................................................       52,992
2007 and thereafter.........................................      179,960
                                                                 --------
  Total.....................................................     W429,284
                                                                 ========

8.  PREMISES AND EQUIPMENT

     Premises and equipment at December 31 are as follows:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Land.......................................................  W  312,604   W  265,157

Buildings..................................................     372,675      363,856

Equipment and furniture....................................     395,034      455,980

Capitalized software costs.................................      25,631       40,207

Leasehold improvements.....................................      36,176       45,465

Construction in progress...................................       6,025          817
                                                             ----------   ----------
  Total premises and equipment, gross......................   1,148,145    1,171,482

  Less: Accumulated depreciation and amortization..........    (426,292)    (478,640)
                                                             ----------   ----------
     Total premises and equipment, net.....................  W  721,853   W  692,842
                                                             ==========   ==========

     Depreciation expense on buildings, equipment and furniture, and leasehold improvements amounted to 61,599 million Won and 66,300 million Won, and amortization expense on software costs amounted to 6,044 million Won and 8,094 million Won for the years ended December 31, 2001 and 2002, respectively.

                         CHOHUNG BANK AND SUBSIDIARIES

9.  OTHER ASSETS

     Other assets at December 31 are as follows:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Receivables for foreign exchange spot contracts............  W  720,927   W1,395,293

Deferred tax assets........................................   1,021,651      957,653

Other investments..........................................     322,265      373,753

Accrued interest and dividends receivable..................     422,880      368,989

Accounts receivable........................................     223,514      152,380

Due from trust accounts....................................     139,000      145,400

Accrued income.............................................      38,213       33,908

Prepaid expenses...........................................      10,311        7,431

Others.....................................................      23,498       25,247
                                                             ----------   ----------
     Total other assets....................................  W2,922,259   W3,460,054
                                                             ==========   ==========

10.  DEPOSITS

     Deposits at December 31 are as follows:

                                                   WEIGHTED                     WEIGHTED
                                                   AVERAGE                      AVERAGE
                                                 RATE PAID IN                 RATE PAID IN
                                      2001           2001          2002           2002
                                   -----------   ------------   -----------   ------------
                                          (IN MILLIONS OF WON, EXCEPT PERCENTAGES)
INTEREST-BEARING DEPOSITS
  Interest-bearing demand
     deposits....................  W 4,037,855      1.96%       W 3,997,777      1.94%
  Savings deposits...............   12,025,586      2.55%        12,159,192      1.61%
  Certificates of deposit........    2,320,531      5.89%         4,119,884      5.04%
  Other time deposits............   17,405,948      6.68%        21,415,857      5.11%
  Mutual installment deposits....      483,954      7.13%           678,558      6.58%
                                   -----------                  -----------
                                    36,273,874      4.79%        42,371,268      3.70%
                                   -----------                  -----------
NONINTEREST-BEARING DEPOSITS
  Demand deposits................    1,648,217                    1,903,033
                                   -----------                  -----------
     Total deposits..............  W37,922,091      4.63%       W44,274,301      3.58%
                                   ===========                  ===========

     Interest-bearing demand deposits primarily represents court related deposits.

     Other time deposits include tax-exempt saving accounts for workers, savings accounts for household financing and foreign currency deposits.

     Mutual installment deposits enable customers to become eligible for mortgages and other consumer loans as well as corporate loans from the Bank.

                         CHOHUNG BANK AND SUBSIDIARIES

     The contractual maturities of certificates of deposit, other time deposits and mutual installment deposits at December 31 are as follows:

                                                               (IN MILLIONS OF WON)
                                                               --------------------
YEAR ENDING
2003........................................................       W22,957,490
2004........................................................         1,676,776
2005........................................................         1,278,679
2006........................................................           141,495
2007........................................................            95,890
Thereafter..................................................            63,969
                                                                   -----------
     Total..................................................       W26,214,299
                                                                   ===========

     The KDIC provides deposit insurance up to a total of 50 million Won per depositor in each bank pursuant to the Depositor Protection Act for deposits due after January 1, 2001, regardless of the placement date of the deposit.

11.  SHORT-TERM BORROWINGS

     Short-term borrowings consisting of borrowed funds with original maturities of less than one year at December 31 are as follows:

                                                               WEIGHTED-                WEIGHTED-
                                                                AVERAGE                  AVERAGE
                                                               RATE PAID                RATE PAID
                                                     2001       IN 2001       2002       IN 2002
                                                  ----------   ---------   ----------   ---------
                                                     (IN MILLIONS OF WON, EXCEPT PERCENTAGES)
Borrowings from the BOK.........................  W1,150,481     4.43%     W  481,213     2.53%
Borrowings in foreign currencies................   1,833,188     4.89%      2,506,537     2.27%
Borrowings from trust accounts..................     655,804     4.82%        446,698     3.90%
Call money......................................     174,044     4.66%         79,373     3.73%
Other borrowings(1).............................   1,725,137     5.13%      2,010,922     4.18%
                                                  ----------               ----------
  Total short-term borrowings...................  W5,538,654     4.86%     W5,524,743     3.30%
                                                  ==========               ==========

---------------

Note:

(1) The majority of other borrowings relate to borrowings from other financial institutions.

     Total interest expense on short-term borrowings amounted to 310,910 million Won and 222,719 million Won, of which 20,919 million Won and 28,212 million Won related to call money for the years ended 2001 and 2002, respectively.

                         CHOHUNG BANK AND SUBSIDIARIES

12.  SECURED BORROWINGS

     Secured borrowings and relevant collaterals at carrying values, at December 31 are as follows:

                                                                         2001                                 2002
                                                          ----------------------------------   ----------------------------------
                                                                            COLLATERAL                           COLLATERAL
                                                           SECURED     ---------------------    SECURED     ---------------------
                                               MATURITY   BORROWINGS   LOANS(3)   SECURITIES   BORROWINGS   LOANS(3)   SECURITIES
                                               --------   ----------   --------   ----------   ----------   --------   ----------
                                                                              (IN MILLIONS OF WON)
CHB Trustee 1st ABS Specialty Co., Ltd.......  2001       W   30,000   W    508   W      123   W       --   W     --   W       --
 9.97% senior collateralized bond obligation
LSF CHB Holdings II Ltd......................  2007           12,831     21,473           --       10,369     11,428           --
 16% senior collateralized bond obligation
CHB 2nd ABS Specialty Co., Ltd...............  2001  (1)       4,758     10,000           --        5,000      4,000        2,229
 9.5% subordinated bond obligation
CHB 3rd ABS Specialty Co., Ltd...............  2003          170,645    171,000           --      170,892    168,150           --
 7.61% senior collateralized bond obligation
CHB 3rd ABS Specialty Co., Ltd...............  2003            8,981      9,000           --        8,994      8,850           --
 15% subordinated bond obligation
CHB NPL 1st ABS Specialty Co., Ltd...........  2003-         159,221    444,053       13,342      129,496    287,117       15,996
 5.34%-7.16% senior collateralized bond
 obligation                                     2004
CHB Valuemeet 2001 year 1st Securitization
 Co., Ltd....................................  2004  (2)      10,223      2,153           --           --         --           --
 10% senior collateralized bond obligation
CHB Valuemeet 2001 year 2nd Securitization
 Co., Ltd....................................  2004  (2)       5,663      1,147           --           --         --           --
 8% senior collateralized bond obligation
CHB Valuemeet 2002 year 1st Securitization
 Co., Ltd....................................  2005               --         --           --        5,832        319           --
 8% senior collateralized bond obligation
C&G 1st Securitization Specialty Limited
 Liability Company...........................  2015               --         --           --        7,138     46,460          358
 9% senior collateralized bond obligation
Borrowing from CKH Securitization Specialty
 Co., Ltd. ..................................  2003           48,400     48,400           --       18,000     18,000           --
 1%-15.37%
Other securities sold under repurchase
 agreements..................................  2003        1,816,983         --    2,439,000      995,311         --    1,227,410
 1.53%-6.20%
                                                          ----------   --------   ----------   ----------   --------   ----------
   Total secured borrowings..................             W2,267,705   W707,734   W2,452,465   W1,351,032   W544,324   W1,245,993
                                                          ==========   ========   ==========   ==========   ========   ==========

---------------

Notes:

(1) The subordinated bond obligation is past due and remains outstanding at December 31, 2002.

(2) The senior collateralized bond obligations were repaid by the issuer before maturity.

(3) Before carrying amounts, exclusive of the related specific allowance for loan losses.

                         CHOHUNG BANK AND SUBSIDIARIES

13.  LONG-TERM DEBT

     Long-term debt (net of unamortized discounts) at December 31 is as follows:

                                               INTEREST
                                              RATES (%)    MATURITY       2001         2002
                                              ----------   ---------   ----------   ----------
                                                                        (IN MILLIONS OF WON)
SENIOR
WON-DENOMINATED
  Notes payable to the Small Business
     Corporation............................   2.00-8.55   2003-2012   W  228,740   W  245,723
  Notes payable to the Industrial Bank of
     Korea..................................   2.45-4.70   2003-2010      176,067      147,555
  Notes payable to Korea Energy Management
     Corporation............................   2.75-6.00   2003-2016       90,653       97,207
  Notes payable to the Institute of
     Information Technology Assessment......   3.82-6.25   2003-2007       58,269       75,223
  Notes payable to other Korean government
     funds..................................   1.70-8.00   2003-2016      249,859      255,576
  Fixed and floating rate
     debentures(1)(2).......................   4.60-6.97   2003-2005      775,700    4,101,830
                                                                       ----------   ----------
       Subtotal.............................                            1,579,288    4,923,114
FOREIGN-DENOMINATED
  Floating rate debentures(4)...............   4.04-4.72        2002      205,546           --
                                                                       ----------   ----------
       Subtotal.............................                              205,546           --
       Total senior debt....................                            1,784,834    4,923,114
                                                                       ----------   ----------
SUBORDINATED
WON-DENOMINATED
  Fixed rate debentures to insurance
     companies..............................       14.70        2007       88,500       15,000
  Other fixed rate debentures(3)............  7.15-18.00   2005-2008      750,000    1,002,000
                                                                       ----------   ----------
       Subtotal.............................                              838,500    1,017,000
FOREIGN-DENOMINATED
  Fixed and floating rate debentures(1).....  6.33-11.88   2005-2010      659,046      600,192
                                                                       ----------   ----------
       Total subordinated debt..............                            1,497,546    1,617,192
                                                                       ----------   ----------
          Long-term debt, gross.............                            3,282,380    6,540,306
          Less: Unamortized discounts.......                               (1,189)     (79,155)
                                                                       ----------   ----------
          Long-term debt, net...............                           W3,281,191   W6,461,151
                                                                       ==========   ==========

---------------

Notes:

(1) Interest rates on floating rate debt are those rates in effect at December 31, 2002.

(2) Majority of these debentures are miscellaneous borrowings from individual lenders.

(3) Majority of these debentures are miscellaneous borrowings from corporate lenders and Korean governmental entities.

(4) Interest rates on floating rate debt are those rates in effect at December 31, 2001.

     Long-term debt is predominately denominated in Korean Won, US Dollars, or Japanese Yen with both fixed and floating interest rates. Floating rates are generally determined periodically by formulas based on certain money market rates tied to the six-month London Interbank Offered Rate ("LIBOR"), the monthly

                         CHOHUNG BANK AND SUBSIDIARIES

Public Fund Prime Rate published by the Korean government or the three-month certificate of deposit market rate published by Korea Securities Dealers Association, and are reset on a monthly, quarterly or semi-annual basis. The weighted-average interest rate for long-term debt was 8.09 percent and 6.90 percent at December 31, 2001 and 2002, respectively. Certain long-term debt agreements contain cross-default provisions and accelerating clauses for early termination in the event of default.

  DEBT MATURITY SCHEDULE

     The combined aggregate amount of all long-term debt by contractual maturities at December 31 is as follows:

                                                               (IN MILLIONS OF WON)
                                                               --------------------
YEAR ENDING
2003........................................................        W2,056,923
2004........................................................         1,553,416
2005........................................................         1,220,136
2006........................................................           108,133
2007........................................................           688,401
Thereafter..................................................           913,297
                                                                    ----------
  Long-term debt, gross.....................................         6,540,306
  Less: Unamortized discount................................           (79,155)
                                                                    ----------
  Long-term debt, net.......................................        W6,461,151
                                                                    ==========

14.  ACCRUED EXPENSES AND OTHER LIABILITIES

     Accrued expenses and other liabilities at December 31 are as follows:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
Payables for foreign exchange spot contracts...............  W  722,022   W1,395,089
Accrued interest and dividend payables.....................     890,912      877,033
Due to BOK.................................................     287,478      342,412
Accounts payable...........................................     419,505      213,498
Allowance for losses on guarantees and acceptances.........     198,914      143,618
Recourse liability.........................................     256,488       66,120
Unearned income............................................     105,571      101,325
Utility bill payments received on behalf of government.....      78,187       75,874
Guarantee deposits received................................     113,873       70,108
Deferred tax liabilities...................................      77,195       66,564
Withholding value-added tax and other taxes................      29,681       32,657
Accrued expenses...........................................      18,892       22,427
Accrued severance benefits.................................      10,764       21,661
Income tax payable.........................................      15,233       12,286
Others.....................................................      90,206       94,806
                                                             ----------   ----------
  Total accrued expenses and other liabilities.............  W3,314,921   W3,535,478
                                                             ==========   ==========

                         CHOHUNG BANK AND SUBSIDIARIES

15.  COMMISSIONS AND FEES

     Commissions and fees from nontrust management activities for the years ended December 31 are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Credit card fees............................................  W210,742    W257,220
Commissions received on remittances.........................    81,817      90,987
Commissions received on tele-banking service................    27,249      32,171
Commissions received on import and export letters of
  credit....................................................    32,557      30,012
Financial guarantee fees....................................    10,315      10,175
Commissions received as agency..............................     7,337       7,430
Other fees..................................................    44,941      57,134
                                                              --------    --------
  Total commissions and fees from nontrust management.......  W414,958    W485,129
                                                              ========    ========

16.  OTHER NONINTEREST INCOME AND OTHER NONINTEREST EXPENSES

     Components of other noninterest income for the years ended December 31 are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Net gain on foreign currency translation....................  W 71,357    W 71,670
Rental income...............................................    28,989      28,166
Gain on disposal of premises and equipment..................    29,121      16,924
Miscellaneous income from written-off loans.................    48,632      15,437
Extinguished prescription of deposits.......................    11,221      11,690
Litigation settlement.......................................    49,174          --
Others......................................................    69,862      61,807
                                                              --------    --------
  Total other noninterest income............................  W308,356    W205,694
                                                              ========    ========

     Components of other noninterest expenses for the years ended December 31 are as follows:

                                                                2001        2002
                                                              ---------   ---------
                                                              (IN MILLIONS OF WON)
Other fees and commissions..................................  W138,142    W205,621
Miscellaneous taxes.........................................    32,338      34,306
Loss on disposal of premises and equipment..................     7,387      19,494
Others......................................................    65,396      59,265
                                                              --------    --------
  Total other noninterest expenses..........................  W243,263    W318,686
                                                              ========    ========

17.  COMMON STOCK

  ISSUANCE OF COMMON STOCK

     As of December 31, 2001, the Bank had 679,078,115 shares of common stock issued and 661,764,465 shares of common stock outstanding, including 90,804 shares (0.014 percent) issued and outstanding as global depositary receipts, which are listed on the London Stock Exchange.

                         CHOHUNG BANK AND SUBSIDIARIES

     As of December 31, 2002, the Bank had 679,118,429 shares of common stock issued and outstanding, including 25,524 shares (0.004 percent) issued and outstanding as global depositary receipts listed on the London Stock Exchange.

     The Bank is authorized to issue bonds with stock purchase warrants up to total par value of 1,000 billion Won. The Bank issued bonds with stock purchase warrants of W550 billion in 1999. During the year ended December 31, 2001, the Bank repaid the bonds with stock purchase warrants. However, the stock purchase warrants exercisable to 94,988,459 shares of the Bank's common stock remained outstanding at December 31, 2001. During the year ended December 31, 2002, the holders of stock purchase warrants exercised their rights to purchase 40,314 shares of the Bank's common stock and the remaining stock purchase warrants expired unexercised.

  TREASURY STOCK

     For the year ended December 31, 2001, the Bank sold 11,916,240 shares held as treasury stock with the book value of 87,783 million Won, and awarded 10,000 shares held as treasury stock with the book value of 74 million Won to employees. The loss on reissuance of treasury stock of 58,365 million Won was included in the accumulated deficit. For the year ended December 31, 2002, the Bank sold 17,313,650 shares held as treasury stock with the book value of 127,436 million Won, and recognized a loss on the sale of 9,380 million Won included in accumulated deficit.

18.  RETAINED EARNINGS (ACCUMULATED DEFICIT)

     Accumulated deficit consists of the following at December 31:

                                                                 2001          2002
                                                              ----------    ----------
                                                                (IN MILLIONS OF WON)
Appropriated retained earnings for legal reserves under
  Korean GAAP...............................................          --            --
Unappropriated accumulated deficit under US GAAP............  (4,069,096)   (3,924,904)
                                                              ----------    ----------
  Total accumulated deficit.................................  (4,069,096)   (3,924,904)
                                                              ==========    ==========

     Pursuant to the Tax Preferential Control Law, the Bank is required to appropriate, as a reserve for business rationalization under accounting principles generally accepted in Korea ("Korean GAAP"), amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce an accumulated deficit, if any.

     Pursuant to the Korean tax laws, the Bank is allowed to claim the amount of retained earnings appropriated to reserves for overseas investment losses determined under Korean GAAP as a deduction from taxable income for tax reporting purposes. These reserves are not available for payment of dividends until used for the specified purpose or reversed.

     At December 31, 2001 and 2002, the Bank did not have any required reserves for business rationalization and for overseas investment losses under Korean GAAP.

19.  REGULATORY REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the FSC as well as the Basel Committee on Banking Regulations and Supervisory Practices/BIS guidelines. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements.

                         CHOHUNG BANK AND SUBSIDIARIES

     In conformity with the FSC and the Basel Committee on Banking Regulations and Supervisory Practices/BIS guidelines, the Bank applies the BIS risk-adjusted capital ratios to evaluate its capital adequacy. Banking organizations engaged in international banking are required to maintain a minimum 8 percent total risk-based capital ratio, which is calculated by dividing total risk-adjusted capital by total risk-weighted assets, and a Tier 1 capital ratio of at least 4 percent. In the event the Bank does not maintain a total risk-based capital ratio of 8 percent, it is subject to corrective actions recommended by the FSC based on the actual financial position and the capital ratio of the Bank.

     As required by the FSC guidelines, the following capital ratios are based on credit risk component only as calculated based on the Bank's consolidated financial statements under Korean GAAP which vary in certain significant respects from US GAAP at December 31:

                                                              2001          2002
                                                           -----------   -----------
                                                             (IN MILLIONS OF WON,
                                                            EXCEPT CAPITAL RATIOS)
Tier 1 capital...........................................  W 2,136,373   W 1,973,080
Tier 2 capital...........................................    1,638,094     1,742,926
Less: Investment in nonconsolidated equity
  investees(1)...........................................       (7,983)       (7,226)
                                                           -----------   -----------
     Total risk-adjusted capital.........................  W 3,766,484   W 3,708,780
                                                           ===========   ===========
Risk-weighted assets
  On-balance sheet assets................................  W33,246,588   W41,379,954
  Off-balance sheet assets...............................    2,881,588     1,567,547
                                                           -----------   -----------
     Total risk-weighted assets..........................  W36,128,176   W42,947,501
                                                           ===========   ===========
Capital adequacy ratio...................................        10.43%         8.64%
  Tier 1 capital ratio...................................         5.91%         4.59%
  Tier 2 capital ratio...................................         4.53%         4.06%

---------------

Note:

(1) Equity investees engaged in banking and financial activities in which the Bank owns more than 15 percent are deducted from total capital, and not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSC.

     Effective January 1, 2002, in addition to the existing capital ratio calculations the Bank is required to report to the FSC an alternative set of capital ratios with components based on credit and market risks calculated based on the Bank's consolidated financial statements under Korean GAAP. The Bank is subject to the same existing requirements to maintain minimum adequacy ratios at December 31, 2002.

                         CHOHUNG BANK AND SUBSIDIARIES

                                                                       2002
                                                               ---------------------
                                                               (IN MILLIONS OF WON,
                                                                  EXCEPT CAPITAL
                                                                      RATIOS)
Tier 1 capital..............................................        W 1,973,080
Tier 2 capital..............................................          1,742,926
Less: Investment in nonconsolidated equity investees(1).....             (7,226)
                                                                    -----------
  Total risk-adjusted capital...............................        W 3,708,780
                                                                    ===========
  Total risk-weighted assets................................        W42,840,889
                                                                    ===========
Capital adequacy ratio......................................               8.66%
  Tier 1 capital ratio......................................               4.61%
  Tier 2 capital ratio......................................               4.05%

---------------

Note:

(1) Equity investees engaged in banking and financial activities in which the Bank owns more than 15 percent are deducted from total capital, and not deducted directly from Tier 1 and Tier 2 pursuant to the guidelines of the FSC.

20.  INCOME TAXES

     Allocation of national and local income taxes between current and deferred portions for the years ended December 31 is as follows:

                                                                2001        2002
                                                              ---------   --------
                                                              (IN MILLIONS OF WON)
CURRENT TAX EXPENSE
  National..................................................  W 13,593    W10,766
  Local.....................................................     1,359      1,076
  Charge in lieu of utilization of loss carryforward........    65,430    111,722
  Utilization of loss carryforward..........................   (65,430)   (111,722)
                                                              --------    -------
     Total current tax expense..............................    14,952     11,842
                                                              --------    -------
DEFERRED TAX EXPENSE
  National..................................................   315,583     57,209
  Local.....................................................    31,558      5,720
                                                              --------    -------
     Total deferred tax expense.............................   347,141     62,929
                                                              --------    -------
     Total tax expense......................................  W362,093    W74,771
                                                              ========    =======

     The preceding table does not reflect the tax effects of unrealized gains and losses on available-for-sale securities. The tax effects of these items are recorded directly as other comprehensive income within stockholder's equity.

                         CHOHUNG BANK AND SUBSIDIARIES

     A reconciliation of income tax expense at the Korean statutory income tax rate to actual income tax expense for the years ended December 31 is as follows:

                                                                  2001           2002
                                                              -------------   -----------
                                                              (IN MILLIONS OF WON, EXCEPT
                                                                      TAX RATES)
Statutory tax rate..........................................         30.8%         29.7%
Income before income tax expense, minority interest and
  cumulative effect of changes in accounting principle......   W1,101,501      W233,232
                                                               ----------      --------
Prima facie tax calculated at the statutory tax rate........      339,262        69,270
Loss on sales of treasury stock.............................      (23,909)      (11,091)
Adjustment for double taxation of subsidiaries and
  branches..................................................        7,573        13,199
Adjustment for overseas tax rates...........................       (1,989)       (1,754)
Change in statutory tax rate................................       46,201            --
Nontaxable income...........................................       (7,736)       (2,635)
Nondeductible expenses......................................        3,458         5,405
Increase in valuation allowance.............................           --         3,824
Other.......................................................         (767)       (1,447)
                                                               ----------      --------
Income tax expense..........................................   W  362,093      W 74,771
                                                               ==========      ========

                         CHOHUNG BANK AND SUBSIDIARIES

     The components of net deferred income tax assets ("DTA") and liabilities included in other assets and other liabilities at December 31 are as follows:

                                                                2001         2002
                                                             ----------   ----------
                                                              (IN MILLIONS OF WON)
DEFERRED INCOME TAX ASSETS
  Allowance for loan losses................................  W  428,106   W  402,634
  Allowance for guarantees and acceptances.................     124,003       50,648
  Valuation of trading assets..............................      35,108       31,290
  Premises and equipment...................................     176,741      176,564
  Available-for-sale securities............................     192,865      307,764
  Other assets.............................................          --       34,679
  Other temporary differences..............................      13,419       12,005
  Net operating losses carry forward.......................     882,924      756,736
     Less: Valuation allowance.............................    (745,685)    (738,399)
                                                             ----------   ----------
     Deferred income tax assets............................  W1,107,481   W1,033,921
                                                             ==========   ==========
DEFERRED INCOME TAX LIABILITIES
  Foreign exchange contracts and derivative instruments....  W   (1,550)  W     (311)
  Accrued interest and dividend receivable.................     (62,341)     (52,151)
  Other assets.............................................      (5,411)          --
  Other temporary differences..............................      (7,893)     (14,102)
                                                             ----------   ----------
     Deferred income tax liabilities.......................     (77,195)     (66,564)
                                                             ----------   ----------
       Net deferred income tax assets, including OCI
          related DTA......................................   1,030,286      967,357
       Less: OCI related DTA...............................     (94,181)     (76,268)
       Add: Treasury stock related DTA.....................       8,351           --
                                                             ----------   ----------
       Net deferred income tax assets, excluding OCI
          related DTA......................................  W  944,456   W  891,089
                                                             ==========   ==========

     Management believes it is uncertain whether the Bank and its certain subsidiaries will generate sufficient profits to offset their tax losses in 2001 and 2002. Accordingly, a valuation allowance totaling 745,685 million Won and 738,399 million Won in 2001 and 2002, respectively, has been established for deferred income tax assets related to net operating losses ("NOLs") that may not be realized. At December 31, 2001 and 2002, the Bank and its subsidiaries had tax NOLs totaling 2,972,808 million Won and 2,547,933 million Won, respectively. These losses expire in the period ranging from 2003 to 2005.

21.  EARNINGS PER SHARE

     Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common stocks outstanding during the period. Diluted earnings per share reflects additional common stocks that would have been outstanding if dilutive potential common stocks have been issued, as well as any adjustments to income that would result from the assumed issuance. Potentially dilutive potential common stocks that may be issued by the Bank relate to outstanding stock options and bonds with stock purchase warrants and are determined using the treasury stock method. Effects of stock options and bonds with stock purchase warrants are excluded from the computation if the effect would be antidilutive.

                         CHOHUNG BANK AND SUBSIDIARIES

     The following table is a summary of the computation of earnings per share for the years ended December 31:

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON,
                                                              EXCEPT PER SHARE DATA)
BASIC EPS
  Income before cumulative effect of changes in accounting
     principle..............................................   W735,969     W153,572
  Cumulative effect of changes in accounting principle......       (655)          --
                                                               --------     --------
  Net income................................................   W735,314     W153,572
                                                               --------     --------
  Basic weighted-average shares of common stocks outstanding
     (thousands)............................................    653,833      673,609
Net income per share
Income before cumulative effect of changes in accounting
  principle.................................................   W  1,126     W    228
  Cumulative effect of changes in accounting principle......         (1)          --
                                                               --------     --------
       Basic net income per share...........................   W  1,125     W    228
                                                               ========     ========
DILUTED EPS
  Income before cumulative effect of changes in accounting
     principle for purposes of computing diluted net income
     per share..............................................   W735,969     W153,572
  Cumulative effect of changes in accounting principle......       (655)          --
                                                               --------     --------
  Net income for purposes of computing diluted net income
     per share..............................................   W735,314     W153,572
                                                               --------     --------
  Basic weighted-average shares of common stock outstanding
     (thousands)............................................    653,833      673,609
  Dilutive effect of stock options (thousands)..............         --            6
                                                               --------     --------
  Diluted weighted-average shares of common stock
     outstanding (thousands)................................    653,833      673,615
Net income per share
  Income before cumulative effect of changes in accounting
     principle..............................................   W  1,126     W    228
  Cumulative effect of changes in accounting principle......         (1)          --
                                                               --------     --------
       Diluted net income per share.........................   W  1,125     W    228
                                                               ========     ========

22.  EMPLOYEE SEVERANCE PLAN

     Employees with one or more years of service are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rates of pay at the time of termination ("severance plan"). Under the Korean National Pension Fund Law, the Bank was required to pay a certain percentage of employee severance benefits to the National Pension Fund prior to April 1999. Additionally, the Bank contributes voluntarily a certain percentage of employee severance benefits to a severance insurance deposit account ("Severance Insurance Deposit") maintained for the benefit of employees at an insurance company. The Bank has no additional liability once the amount has been contributed, thus the Bank deducts contributions made to the National Pension Fund and the Severance Insurance Deposit from its accrued employee severance plan obligations. The compensation cost of employees' severance benefit is recognized based on the vested benefits to which the employees are entitled if they separate immediately.

     Under limited circumstances, employees can withdraw their accumulated unpaid severance amounts before their termination of employment ("interim severance payment"). Such withdrawal was included in the

                         CHOHUNG BANK AND SUBSIDIARIES
amount of plan payments for both years. Total interim severance payment made by the Bank in 2001 was 126,063 million Won. The Bank made no interim severance payment in 2002.

     The Bank paid severance benefits of 3,952 million Won and 2,240 million Won for the years ended December 31, 2001 and 2002, respectively.

     Accrued employee severance plan obligations included in accrued expenses and other liabilities at December 31 are as follows:

                                                                2001        2002
                                                              ---------   --------
                                                              (IN MILLIONS OF WON)
BALANCE AT BEGINNING OF THE YEAR............................  W131,103    W20,826
Accrued severance benefit...................................    19,738     33,078
Plan payments...............................................  (130,015)    (2,240)
                                                              --------    -------
                                                                20,826     51,664
Less: Balance of payments remaining with National Pension
  Fund and Severance Insurance Deposit......................   (10,062)   (30,003)
                                                              --------    -------
BALANCE AT END OF THE YEAR..................................  W 10,764    W21,661
                                                              ========    =======

23.  EMPLOYEE STOCK OPTION PLANS

     The Bank has various stock-based compensation plans to reward key employees, executives, and directors of the Bank. The Bank measures stock-based compensation expense using the fair value based method of accounting under SFAS No. 123.

     Stock-based compensation expense was 253 million Won and 560 million Won in 2001 and 2002, respectively. The per share weighted fair value of the stock options granted to key employees, executives, and directors of the Bank were 1,416 Won and 4,963 Won for the fiscal years 2001 and 2002, respectively. These amounts were estimated on grant dates using a Black-Scholes option-pricing model. The weighted average assumptions used for grants made in 2001 and 2002 are as follows:

                                                                 2001         2002
                                                              ----------   ----------
Risk-free interest rate.....................................        5.99%        6.39%
Expected lives..............................................  4.50 years   3.50 years
Expected volatility.........................................       97.84%       91.99%
Expected dividend rate......................................          --           --
Expected BIS ratio..........................................        8.10%        8.10%
Expected NPL ratio..........................................        4.00%        4.00%
Expected relative price growth..............................      101.02%      101.02%

     On March 27, 2000, March 9, 2001 and March 29, 2002, the Bank granted stock options, which give the grantee the right to buy the Bank's shares, to key employees, management, and directors, including the president and the deputy-president. The number of stock options granted will be determined depending on the relative stock price increase rate of the Bank over the banking industry's stock price increase rate, the Bank's non-performing loans ratio, and the BIS capital ratio. The stock options vest after 2 years, and become exercisable after 2 to 3 years from the grant date for a period of 3 years. If the stock options are exercised, the Bank has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stocks.

                         CHOHUNG BANK AND SUBSIDIARIES

     Changes in stock options during the years ended December 31 are as follows:

                                                                        WEIGHTED-AVERAGE
                                                            NUMBER OF    EXERCISE PRICE
                                                             SHARES        PER SHARE
                                                            ---------   ----------------
Outstanding at January 1, 2001............................    969,200        W5,000
Granted...................................................    664,000         5,000
Forfeited.................................................         --            --
                                                            ---------
Outstanding at December 31, 2001..........................  1,633,200         5,000
                                                            ---------
Granted...................................................    312,000         4,315
Forfeited.................................................         --            --
                                                            ---------
Outstanding at December 31, 2002..........................  1,945,200        W4,890
                                                            =========
Exercisable at December 31, 2002..........................         --
                                                            =========

     Information pertaining to the stock options outstanding at December 31, 2002 is as follows:

                               OPTIONS OUTSTANDING
                          ------------------------------                           OPTIONS EXERCISABLE
                                        WEIGHTED-AVERAGE                      ------------------------------
                            NUMBER         REMAINING       WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
EXERCISE PRICE            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
--------------            -----------   ----------------   ----------------   -----------   ----------------
W5,000..................   1,633,200       0.63 years           W5,000             --             W --
W4,315..................     312,000       1.25 years            4,315             --               --
                           ---------       ----------           ------            ---             ----
                           1,945,200       0.73 years           W4,890             --             W --

24.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, the fair values are estimated using present value or other valuation techniques.

     Those techniques are significantly affected by the assumptions used, which include expected future cash flows and discount rates. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Certain financial instruments and all nonfinancial instruments are excluded from the scope of SFAS No. 107 ("SFAS No. 107"), Disclosure about Fair Value of Financial Instruments. Accordingly, the aggregate fair value amount of the items presented under SFAS No. 107 may not necessarily represent the total underlying fair value of the Bank since the fair value of the excluded items are not obtained.

     The following methods and assumptions are used by the Bank in estimating fair value disclosures for its financial instruments:

     Assets and Liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities are reported at cost, including cash and cash equivalents, restricted cash, call loans, accrued interest and dividends receivable, security deposits, other assets except for nonmarketable equity investments, accrued interest payable, call money and other liabilities. The carrying values of these financial assets and liabilities are considered to approximate their fair values due to their short-term nature and negligible losses due to credit risks.

     Interest-bearing deposits in banks: The carrying amounts of interest-bearing deposits approximate their fair value because they are short-term in nature or carry variable interest rates.

                         CHOHUNG BANK AND SUBSIDIARIES

     Trading assets/liabilities: Fair values for trading assets, including derivative financial instruments so classified are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments except for certain options and swaps for which pricing models are used.

     Securities: Fair values for available-for-sale securities are based on quoted market prices, or quoted market prices of comparable instruments if the quoted market prices are not available.

     Nonmarketable equity investments: Nonmarketable equity investments, which are recorded in other assets, consist primarily of private equity investments. The fair values of these investments are based on the latest obtainable net asset value of the investees and adjusted for impairment losses.

     Loans: Loans and advances are net of allowance for loan losses. The fair value of fixed rate loans is estimated by discounting contractual cash flows based on current rates at which similar loans would be made to borrowers for the same maturities. The fair values of variable rate loans that reprice frequently with no significant changes in credit risk are considered to approximate their carrying values in the consolidated balance sheets.

     Deposits: The carrying amounts of variable-rate interest and noninterest-bearing deposits approximate their fair values at the balance sheet date. Fair values for fixed rate interest-bearing deposits are estimated using discounted cash flow analysis using interest rates currently offered for deposits with similar maturities.

     Short-term borrowings: The carrying amounts of call money, securities sold under repurchase agreements and short-term borrowings approximate their fair values due to their short-term nature and negligible losses due to credit risks.

     Long-term borrowings: The fair values of the Bank's long-term borrowings are estimated based on quoted market prices, where available. For those notes where quoted market prices are not obtainable, a discounted cash flow analysis is used based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

     Derivative financial instruments: All derivatives are recognized on the consolidated balance sheets at fair value based on quoted market prices, dealer or counterparty quotes, where available. If quoted market prices are not available, pricing or valuation models are applied to current market information to estimate fair value.

                         CHOHUNG BANK AND SUBSIDIARIES

     The estimated fair values and related carrying or notional amounts of the Bank's financial instruments at December 31 are as follows:

                                                 2001                        2002
                                       -------------------------   -------------------------
                                        CARRYING                    CARRYING
                                         AMOUNT      FAIR VALUE      AMOUNT      FAIR VALUE
                                       -----------   -----------   -----------   -----------
                                                       (IN MILLIONS OF WON)
Financial assets
  Financial assets for which carrying
     value approximates fair value...  W 7,565,531   W 7,565,531   W 5,553,885   W 5,553,885
  Interest-bearing deposits in
     banks...........................      195,711       195,711       177,109       177,109
  Trading assets.....................    1,481,714     1,481,714     1,193,897     1,193,897
  Securities.........................   12,346,573    12,346,573     9,623,847     9,623,847
  Loans..............................   33,473,829    33,594,596    43,436,502    43,678,942
  Non marketable equity investment
     included in other assets........      322,265       326,687       373,753       377,296
Financial liabilities
  Financial liabilities for which
     carrying value approximates fair
     value...........................  W 3,569,971   W 3,569,971   W 3,606,999   W 3,606,999
  Deposits...........................   37,922,091    38,058,112    44,274,301    44,546,077
  Trading liabilities................       25,505        25,505        82,563        82,563
  Short-term borrowings..............    5,538,654     5,538,654     5,524,743     5,524,743
  Secured borrowings.................    2,267,705     2,280,572     1,351,032     1,357,458
  Long-term debt.....................    3,281,191     3,321,059     6,461,151     6,521,821

     The differences between the carrying amounts and the fair values of guarantees, commercial letters of credit, standby letters of credit, and other lending commitments are immaterial to the consolidated financial statements.

25.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On January 1, 2001, the Bank adopted SFAS No. 133 for its derivative instruments. For the years ended December 31, 2001 and 2002, the Bank did not apply hedge accounting for its nontrading derivatives. The adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax reduction to net income of 655 million Won, relating principally to the recognition of the fair value of credit derivatives.

     In the normal course of business, the Bank enters into derivatives and foreign exchange contracts to help its customers manage their risk exposures. The Bank also uses derivative instruments for its own trading accounts and to manage its asset and liability exposures to interest rate and foreign exchange risks.

     The Bank uses interest rate derivatives principally to manage exposures to fluctuations in fair value due to interest rate risk. Pay-fixed receive-variable interest rate swap contracts are used to convert fixed rate assets, principally securities, into synthetic variable rate instruments. Receive-fixed pay-variable interest rate swaps contracts are used to convert fixed rate funding sources, principally debt, into synthetic variable rate funding instruments. Cross-currency interest rate swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies to manage exposures to fluctuations in fair value due to foreign exchange risks. Cross-currency swaps are used by the Bank to convert its assets and funding from one currency to another preferable currency.

     Derivative instruments may expose the Bank to market risk or credit risk in excess of the amounts recorded on the balance sheets. Market risk arises due to market price, interest rate and foreign exchange rate

                         CHOHUNG BANK AND SUBSIDIARIES
fluctuations that may result in a decrease in the market value of a financial instrument and/or an increase in its funding cost. Exposure to market risk is managed through position limits and other controls and by entering into hedging transactions. Credit risk is the possibility that losses may occur from counterparty's failure to perform according to the terms of the contract, when the value of collateral held, if any, is not adequate to cover such losses. Credit risk is controlled through credit approvals, limits and monitoring procedures based on the same credit policies used for on-balance-sheet instruments. Generally, collateral or other security is not required. The amount of collateral obtained, if any, is based on the nature of the financial instrument and management's credit evaluation of each counterparty.

     The Bank has chosen not to apply hedge accounting under SFAS No. 133 for any derivatives or hedge relationships. As a result, all trading and nontrading derivatives were classified as trading derivatives after the initial adoption of SFAS No. 133. Management of the Bank plans to apply hedge accounting to contracts entered into in the future.

26.  COMMITMENTS AND CONTINGENCIES

  LEGAL PROCEEDINGS

     In the ordinary course of business, the Bank has been named as defendant in certain legal actions and proceedings. It is in the opinion of management, based on current knowledge and after consultation with external counsel, that the outcome of such matters will not have a material adverse effect on the Bank's consolidated financial statements.

  LEASE COMMITMENTS

     At December 31, 2002, the Bank has obligations under a number of noncancelable operating leases for premises and equipment. Total rental expense for the years ended December 31, 2001 and 2002 was 42,515 million Won and 48,266 million Won, respectively. Pursuant to the terms of noncancelable lease agreements pertaining to premises and equipment in effect at December 31, 2002, future minimum rental commitments under various noncancelable operating leases are as follows:

                                                               (IN MILLIONS OF WON)
                                                               --------------------
YEAR ENDING
2003........................................................          W2,786
2004........................................................           3,369
2005........................................................             796
2006........................................................             720
2007........................................................             418
                                                                      ------
                                                                      W8,089
                                                                      ======

     In lieu of rent, certain lease agreements require the Bank to advance a noninterest-bearing refundable security deposit to the landlord for its use during the lease term. The amount of the advance is determined by the prevailing market rate. The Bank has recorded rental expense and interest income related to these leases of 21,381 million Won and 22,194 million Won on deposit balances of 417,463 million Won and 451,342 million Won for the years ended December 31, 2001 and 2002, respectively. Such amounts were calculated based on the fixed interest rate for time deposits with similar maturities.

                         CHOHUNG BANK AND SUBSIDIARIES

  CREDIT COMMITMENTS

     The following table summarizes the contractual amounts relating to unused loan commitments at December 31:

                                                                 2001          2002
                                                              -----------   -----------
                                                                (IN MILLIONS OF WON)
Commitments to extend credit:
  Commercial................................................  W13,009,818   W11,449,017
  Credit card lines.........................................   17,816,089    17,874,688
  Other consumer............................................    1,267,681     1,889,126
Commercial letters of credit................................    1,495,738     1,491,856
                                                              -----------   -----------
                                                              W33,589,326   W32,704,687
                                                              ===========   ===========

     Commitments to extend credit represent unfunded portions of authorizations to extend credit in the form of loans. The commitments expire on fixed dates and a customer has to comply with predetermined conditions to draw funds under the commitments. With respect to credit risk on commitments to extend credit, the Bank is potentially exposed to loss in an amount equal to the total unused commitments.

     Commercial letters of credit are undertakings by the Bank on behalf of customers authorizing third parties to draw drafts on the Bank up to a stipulated amount under specific terms and conditions. They are generally short-term and collateralized by the underlying shipments of goods to which they relate and therefore have significantly less credit risk.

 OBLIGATIONS UNDER GUARANTEES

     The Bank provides a variety of guarantees to its customers to enhance their credit standing and enable them to complete a variety of business transactions. The majority of these commitments expire without being drawn upon. As a result, total contractual amounts are not representative of the Bank's actual credit exposure. The table below summarizes all of the Bank's guarantees at December 31, 2002.

                                                                                             MAXIMUM
                                                                               AMOUNT OF    POTENTIAL
                                                                              RECOURSE OR   AMOUNT OF
                                EXPIRE WITHIN   EXPIRE AFTER   TOTAL AMOUNT   COLLATERAL      FUTURE
                                  ONE YEAR        ONE YEAR     OUTSTANDING       HELD        PAYMENTS
                                -------------   ------------   ------------   -----------   ----------
                                                         (IN MILLIONS OF WON)
Standby letters of credit.....    W 60,644       W   28,173     W   88,817     W 42,214     W   88,817
Financial guarantees..........     183,949           91,271        275,220      130,061        275,220
Performance guarantees........     307,316          254,816        562,132       36,727        562,132
Loans sold with recourse......          --          137,641        137,641       69,640        137,641
Market value guarantees on
  trust accounts..............      21,896        1,124,042      1,145,938           --      1,145,938
Derivatives...................          --           30,010         30,010           --         30,010
                                  --------       ----------     ----------     --------     ----------
                                  W573,805       W1,665,953     W2,239,758     W278,642     W2,239,758
                                  ========       ==========     ==========     ========     ==========

     The Bank issues standby letters of credit that represent irrevocable obligations to pay third party beneficiaries when its customers fail to repay loans or debt instruments, which are generally denominated in foreign currencies.

     Financial guarantees are used in various transactions to enhance the credit standing of the Bank's customers. They represent irrevocable assurance, subject to satisfaction of certain conditions, that the Bank

                         CHOHUNG BANK AND SUBSIDIARIES
will make payment in the event that the customers fail to fulfill their obligations to third parties. The financial guarantees generally include guarantees issued in relation to issuance of debt securities and importing activities of customers.

     Performance guarantees are issued to guarantee customers' tender bids on construction or similar projects or to guarantee completion of such projects in accordance with contractual terms. They are also issued to support a customer's obligation to supply specified products, commodities, maintenance or other services to third parties.

     Loans sold with recourse represent certain non-performing loans the Bank sold to Korea Asset Management Corporation ("KAMCO") prior to 2000. These are accounted for as sales and derecognized from the balance sheet since Chohung Bank has surrendered control over these loans. The nature of the accounting for the sale of these loans is dependent upon whether any recourse liabilities existed as of the date of sale. The sales agreements contain a recourse liability under which KAMCO can obligate the Bank to repurchase certain of these related loans if the related debtors fail to perform in accordance with specific restructuring plans. The recourse liability has no expiration date and reflects an estimate of the loss that is probable of occurring at the future date of repurchase and takes into consideration actual repurchases which have occurred in subsequent periods, and repurchases which are expected to occur based on an understanding of the current status of the underlying loans.

     A gain or loss was recognized at the date of sale in earnings representing the difference between the settled purchase price received from KAMCO and the carrying amount of the loan in respect of those loans where no recourse liability existed, or for those that were not passed back to the Bank before the remaining outstanding balance was repaid by the borrower.

     For those loans where a recourse liability existed, a gain or loss was still recognized as of the transfer date after taking into consideration this liability.

     Outstanding loans for which KAMCO has recourse amounted to 670,580 million Won and 160,326 million Won at December 31, 2001 and 2002, respectively. At December 31, 2001 and 2002, the Bank has recorded in other liabilities 256,488 million Won and 66,120 million Won, respectively, representing its estimated obligation to repurchase these outstanding loans with recourse.

     Market value guarantees on trust funds represent guarantees of principal or fixed rate of returns issued to investors in guaranteed trusts. The Bank manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Trust Law and the Trust Business Act. Trust assets and liabilities are excluded from the consolidated financial statements of the Bank, and thus are recorded in separate accounts from those of the Bank's business.

     At December 31, 2001 and 2002, the allowance for guarantees and acceptances includes 42,654 million Won and 63,054 million Won, respectively, which are related to standby letters of credit and financial and performance guarantees.

     In addition to the guarantees identified above, the Bank has entered into credit derivatives with unrelated third parties for yield enhancement purposes. These credit derivatives will expire at November 2006 and have a notional value of US$25 million, which represents the maximum potential amount of future payments on the contracts. No amount of recourse or collateral is held. At December 31, 2001 and 2002, these derivatives were carried at fair value with 267 million Won and 690 million Won, respectively, in trading liabilities.

                         CHOHUNG BANK AND SUBSIDIARIES

  PLEDGED ASSETS

     Components of assets pledged as collateral for borrowings and other purposes at December 31 are as follows:

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON)
Short-term and long-term deposits...........................  W   79,521   W      557
Available-for-sale securities...............................   6,056,746    3,827,441
Loans.......................................................     738,234      567,706
                                                              ----------   ----------
                                                              W6,874,501   W4,395,704
                                                              ==========   ==========

27.  CONCENTRATIONS OF GEOGRAPHIC AND CREDIT RISKS

  GEOGRAPHIC RISK

     Loans to borrowers based in Korea represented approximately 97 percent and 98 percent of the Bank's loan portfolio at December 31, 2001 and 2002, respectively. Investments in debt and equity securities of Korean entities represented 98 percent and 98 percent of the Bank's investment portfolio at December 31, 2001 and 2002, respectively.

  CREDIT RISK

     Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic characteristics that would cause their ability to meet their contractual obligations to be similarly affected by changes in economic conditions. Note 5 and Note 6 discuss the types of securities in which the Bank invests. Note 7 discusses the type of loans in which the Bank engages.

     The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentration of risks and to obtain collateral when deemed necessary. Except for securities issued by KDIC and other governmental entities, no entity was responsible for 10 percent or more of the Bank's total loans outstanding, trading assets and liabilities, available-for-sale securities, or total interest and dividend income at December 31, 2001 and 2002 and for the years then ended.

     Major products including both on-balance sheet (principally loans) and off-balance sheet (principally commitments to extend credit) exposures at December 31 are as follows:

                                            2001                                      2002
                           ---------------------------------------   ---------------------------------------
                             CREDIT      ON-BALANCE    OFF-BALANCE     CREDIT      ON-BALANCE    OFF-BALANCE
                            EXPOSURE        SHEET         SHEET       EXPOSURE        SHEET         SHEET
                           -----------   -----------   -----------   -----------   -----------   -----------
                                                         (IN MILLIONS OF WON)
Commercial and
  industrial.............  W23,523,764   W13,902,764   W 9,621,000   W25,101,503   W16,814,427   W 8,287,076
Other commercial.........   12,831,506     7,079,629     5,751,877    13,191,015     7,611,049     5,579,966
Lease financing..........      552,796       552,796            --       429,284       429,284            --
Mortgage and home
  equity.................    4,133,841     3,993,251       140,590     7,333,975     7,166,998       166,977
Credit cards.............   22,685,072     4,868,983    17,816,089    23,644,645     5,769,957    17,874,688
Other consumer...........    6,191,884     5,064,793     1,127,091     9,960,898     8,238,749     1,722,149
                           -----------   -----------   -----------   -----------   -----------   -----------
                           W69,918,863   W35,462,216   W34,456,647   W79,661,320   W46,030,464   W33,630,856
                           ===========   ===========   ===========   ===========   ===========   ===========

                         CHOHUNG BANK AND SUBSIDIARIES

28.  RELATED PARTY TRANSACTIONS

     A number of banking transactions are entered into with related parties in the normal course of business. These include transactions with KDIC trusts and loans to executives, directors and affiliated parties.

  KDIC

     As stated in Note 1, KDIC owned 80.04% of the outstanding common shares of the Bank at December 31, 2002. At December 31, 2001 and 2002, the Bank held marketable bonds issued by KDIC of 4,242 billion Won and 4,511 billion Won, respectively, included in available-for-sale securities.

 TRUSTS

     Under the Trust Law and the Trust Business Act, the Bank serves as a trustee to trust accounts in a trust management capacity in the normal course of business.

  LOANS TO EXECUTIVES, DIRECTORS AND AFFILIATED PARTIES

     The changes in the amount of loans to executive officers, directors, director nominees, their immediate families and companies affiliated with the directors at December 31 are as follows:

                                                                   2002
                                                               ------------
                                                               (IN MILLIONS
                                                                 OF WON)
Loans at beginning of the year..............................      W1,204
New loans...................................................         347
Repayments..................................................        (487)
                                                                  ------
Loans at end of the year....................................      W1,064
                                                                  ======

     The outstanding balances at December 31, and the related expense and income for the years then ended for related party transactions are as follows:

                                                      2001                            2002
                                          -----------------------------   -----------------------------
                                                        EXECUTIVES,                     EXECUTIVES,
                                                       DIRECTORS AND                   DIRECTORS AND
                                           TRUSTS    AFFILIATED PARTIES    TRUSTS    AFFILIATED PARTIES
                                          --------   ------------------   --------   ------------------
                                                              (IN MILLIONS OF WON)
Loans...................................  W     --         W1,204         W     --         W1,064
Other assets............................   143,127             --          149,516             --
Short-term borrowings...................   655,804             --          446,698             --
Other income............................    16,794             --            3,986             --
Net trust management fees...............    43,292             --           (8,663)            --
Interest expense on short-term
  borrowings............................    16,534             --           12,025             --
Commissions and fees....................     2,446             --              377             --

                         CHOHUNG BANK AND SUBSIDIARIES

29.  PRINCIPAL SUBSIDIARIES

                                                                              PERCENTAGE OF
                                                                                OWNERSHIP
                                                               COUNTRY OF     -------------
                                                              INCORPORATION   2001    2002
                                                              -------------   -----   -----
Chohung Investment Trust Management Co., Ltd. ..............     Korea        79.77%  79.77%
Chohung Finance Ltd., Hong Kong.............................   Hong Kong      99.99%  99.99%
Chohung Bank of New York(1).................................      USA           100%    100%
Chohung Bank (Deutschland) GmbH.............................    Germany         100%    100%
California Chohung Bank(1)..................................      USA           100%    100%
SPEs:
  CHB Trustee 1st ABS Specialty Co., Ltd.(2)................     Korea           10%     10%
  CHB 2nd ABS Specialty Co., Ltd.(2)........................     Korea            4%      4%
  CHB 3rd ABS Specialty Co., Ltd.(3)........................     Korea            4%      4%
  LSF CHB Holdings I, Ltd.(2)...............................    Bermuda          30%     30%
  LSF CHB Holdings II, Ltd.(2)..............................    Bermuda          30%     30%
  CHB NPL 1st ABS Specialty Co., Ltd.(3)....................     Korea            5%      5%
  CHB Valuemeet 2001 year 1st Securitization Co., Ltd.(3)...     Korea           50%     50%
  CHB Valuemeet 2001 year 2nd Securitization Co., Ltd.(3)...     Korea           50%     50%
  CHB Valuemeet 2002 year 1st Securitization Co., Ltd.(4)...     Korea          N/A      50%
  C&G 1st Securitization Specialty Limited Liability
     Company(4).............................................     Korea          N/A      50%

---------------

Notes:

(1) Chohung Bank of New York and California Chohung Bank merged on March 24, 2003 to form CHB America Bank.

(2) These loan securitization vehicles were established in 2000. They have been included in the consolidated financial statements of the Bank at December 31, 2001 and 2002 as the majority owner of each vehicle has only a nominal capital investment and we retain substantial risks and rewards related to loans that we transferred to these entities.

(3) These loan securitization vehicles were established in 2001. They have been included in the consolidated financial statements of the Bank at December 31, 2001 and 2002 as the majority owner of each vehicle has only a nominal capital investment and we retain substantial risks and rewards related to loans that we transferred to these entities.

(4) These loan securitization vehicles were established in 2002. They have been included in the consolidated financial statements of the Bank at December 31, 2001 and 2002 as the majority owner of each vehicle has only a nominal capital investment and we retain substantial risks and rewards related to loans that we transferred to these entities.

30.  SEGMENT REPORTING

     For management reporting purposes, the Bank's business segment results are reported to management under Korean GAAP. The Bank is organized into seven major business segments: retail banking, corporate banking, treasury and international business, credit card, merchant banking, other banking services, and other subsidiaries. The Bank's reportable segments are based on the nature of the products and services provided, the type or class of customers, and the Bank's management organization, and provide the basis on which the Bank reports its primary segment information:

     - Retail banking -- Activities within this segment include savings and demand deposits, consumer loans and mortgages of individual customers and sole proprietors who borrowed 1,000 million Won or less, private banking and trust management services to individual customers.

                         CHOHUNG BANK AND SUBSIDIARIES

     - Corporate banking -- Activities within this segment include loans, overdrafts, impaired corporate loan management and other credit facilities and trust management services to corporate customers. The corporate banking segment's assets and liabilities are mainly from transactions with customers including small and medium sized private companies, publicly traded enterprises and sole proprietors who borrowed more than 1,000 million Won.

     - Treasury and international business -- Activities within this segment include the Bank's internal asset and liability management, proprietary trading in securities and derivatives, proprietary investment in security portfolios using the Bank's capital, and operation of overseas branches.

     - Credit card -- Activities within this segment include processing domestic credit and debit card operations. The credit card segment's assets and liabilities are mainly from transactions with individuals, corporate cardholders and card merchants.

     - Merchant banking -- Activities within this segment include project financing, mergers and acquisition advisory services, leasing, venture capital investments and structured finance.

     - Other banking services -- Activities within this segment consists of administration of the Bank's operations.

     Other operations of the Bank comprise activities of other subsidiaries, such as Chohung Investment Trust Management Co., Ltd., none of which constitutes a separately reportable segment.

     Operating revenues and expenses and interest income and expense, related to both third party and intersegment transactions, are included in determining the operating earnings of each respective segment. The provision for income tax is comprised of corporate income tax and resident tax surcharges. The income tax expenses are allocated to the respective segment based upon performance.

     Transactions between the business segments are reflected based on terms established by management.

                         CHOHUNG BANK AND SUBSIDIARIES

                           DECEMBER 31, 2001 AND 2002

     Information about reporting segments at December 31 and for the years then ended are as follows:

                                                                       2001
                         ------------------------------------------------------------------------------------------------
                                                           CHOHUNG BANK
                         ---------------------------------------------------------------------------------
                                                    TREASURY AND                                  OTHER
                           RETAIL      CORPORATE    INTERNATIONAL                  MERCHANT      BANKING        OTHER
                           BANKING      BANKING       BUSINESS      CREDIT CARD    BANKING      SERVICES     SUBSIDIARIES
                         -----------   ----------   -------------   -----------   ----------   -----------   ------------
                                                               (IN MILLIONS OF WON)
Net interest income....  W   899,729   W  357,073    W   (9,120)    W  451,545    W   44,325   W       --     W   38,269
Noninterest income.....      196,141      181,517       591,999        210,744        57,532        4,283         55,617
                         -----------   ----------    ----------     ----------    ----------   ----------     ----------
    Total revenues.....    1,095,870      538,590       582,879        662,289       101,857        4,283         93,886
Provision for loan
  losses...............       98,915      397,307        25,886        175,200        28,538           --         30,995
Provision for
  guarantees and
  acceptances..........           --      (19,400)         (870)            --            --           --             --
Noninterest expense....      460,610      574,031       296,368        163,366        97,900      167,649         35,611
Depreciation and
  amortization.........       52,942        2,492           473          5,307           335      122,294          1,282
                         -----------   ----------    ----------     ----------    ----------   ----------     ----------
    Net income (loss)
      before tax.......      483,403     (415,840)      261,022        318,416       (24,916)    (285,660)        25,998
Income tax expense
  (benefit)............      148,888     (128,079)       80,395         98,072        (7,674)    (377,708)         9,910
                         -----------   ----------    ----------     ----------    ----------   ----------     ----------
    Net income
      (loss)...........      334,515     (287,761)      180,627        220,344       (17,242)      92,048         16,088
US GAAP adjustments....       72,010      478,882        49,378        (75,315)        9,696     (289,907)       (77,496)
Intersegment
  transactions.........           --        4,634         9,165             --            --           --         15,648
                         -----------   ----------    ----------     ----------    ----------   ----------     ----------
    Consolidated net
      income (loss)....      406,525      195,755       239,170        145,029        (7,546)    (197,859)       (45,760)
                         -----------   ----------    ----------     ----------    ----------   ----------     ----------
    Segments' total
      assets...........  W29,819,058   W7,389,279    W9,846,303     W4,000,343    W2,502,875   W3,965,170     W1,526,753
                         ===========   ==========    ==========     ==========    ==========   ==========     ==========

                                                    2001
                         ----------------------------------------------------------

                           SUBTOTAL
                            BEFORE        US GAAP      INTERSEGMENT
                         ELIMINATIONS   ADJUSTMENTS   TRANSACTIONS(1)      TOTAL
                         ------------   -----------   ---------------   -----------
                                            (IN MILLIONS OF WON)
Net interest income....  W 1,781,821    W   (28,695)     W (90,571)     W 1,662,555
Noninterest income.....    1,297,833         59,382       (514,442)         842,773
                         -----------    -----------      ---------      -----------
    Total revenues.....    3,079,654         30,687       (605,013)       2,505,328
Provision for loan
  losses...............      756,841       (226,731)        22,506          552,616
Provision for
  guarantees and
  acceptances..........      (20,270)      (134,238)        20,270         (134,238)
Noninterest expense....    1,795,535       (209,836)      (664,909)         920,790
Depreciation and
  amortization.........      185,125       (116,372)            --           68,753
                         -----------    -----------      ---------      -----------
    Net income (loss)
      before tax.......      362,423        717,864         17,120        1,097,407
Income tax expense
  (benefit)............     (176,196)       550,616        (12,327)         362,093
                         -----------    -----------      ---------      -----------
    Net income
      (loss)...........      538,619        167,248         29,447          735,314
US GAAP adjustments....      167,248             --             --               --
Intersegment
  transactions.........       29,447             --             --               --
                         -----------    -----------      ---------      -----------
    Consolidated net
      income (loss)....      735,314             --             --               --
                         -----------    -----------      ---------      -----------
    Segments' total
      assets...........  W59,049,781    W(3,156,518)     W(994,642)     W54,898,621
                         ===========    ===========      =========      ===========

---------------

Note:

(1) Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

                         CHOHUNG BANK AND SUBSIDIARIES

                           DECEMBER 31, 2001 AND 2002

                                                                     2002
                       ------------------------------------------------------------------------------------------------
                                                         CHOHUNG BANK
                       ---------------------------------------------------------------------------------
                                                   TREASURY AND                                 OTHER
                         RETAIL       CORPORATE    INTERNATIONAL                  MERCHANT     BANKING        OTHER
                         BANKING       BANKING       BUSINESS      CREDIT CARD    BANKING      SERVICES    SUBSIDIARIES
                       -----------   -----------   -------------   -----------   ----------   ----------   ------------
                                                             (IN MILLIONS OF WON)
Net interest
  income.............  W 1,165,925   W   308,301    W   (52,945)   W  542,176    W   40,406   W       --    W   14,193
Non interest
  income.............      225,376       182,869        650,324       257,245        44,955       12,840       107,904
                       -----------   -----------    -----------    ----------    ----------   ----------    ----------
    Total revenues...    1,391,301       491,170        597,379       799,421        85,361       12,840       122,097
Provision for loan
  losses.............      277,200       584,621          5,473       659,200        30,400           --       (20,750)
Provision for
  guarantees and
  acceptances........           --        74,829             --            --            --           --            --
Noninterest
  expense............      533,002       773,830        438,771       128,224        55,278      238,013        49,756
Depreciation and
  amortization.......       65,405         4,679          1,246         7,209           390      110,862         1,106
                       -----------   -----------    -----------    ----------    ----------   ----------    ----------
    Net income (loss)
      before tax.....      515,694      (946,789)       151,889         4,788          (707)    (336,035)       91,985
Income tax expense
  (benefit)..........      153,161      (281,196)        45,111         1,422          (210)      56,596         8,814
                       -----------   -----------    -----------    ----------    ----------   ----------    ----------
    Net income
      (loss).........      362,533      (665,593)       106,778         3,366          (497)    (392,631)       83,171
US GAAP adjustments..       74,431       410,963        289,056      (348,436)       41,323      175,205        11,600
Intersegment
  transactions.......           --        (5,661)       (45,723)           --            --           --        53,687
                       -----------   -----------    -----------    ----------    ----------   ----------    ----------
    Consolidated net
      income
      (loss).........      436,964      (260,291)       350,111      (345,070)       40,826     (217,426)      148,458
                       -----------   -----------    -----------    ----------    ----------   ----------    ----------
  Segments' total
    assets...........  W34,600,911   W10,186,293    W11,281,298    W5,927,760    W2,542,716   W4,185,757    W1,342,736
                       ===========   ===========    ===========    ==========    ==========   ==========    ==========

                                                  2002
                       ----------------------------------------------------------

                         SUBTOTAL
                          BEFORE        US GAAP      INTERSEGMENT
                       ELIMINATIONS   ADJUSTMENTS   TRANSACTIONS(1)      TOTAL
                       ------------   -----------   ---------------   -----------
                                          (IN MILLIONS OF WON)
Net interest
  income.............  W 2,018,056    W    32,895      W  (4,660)     W 2,046,291
Non interest
  income.............    1,481,513       (181,745)      (527,493)         772,275
                       -----------    -----------      ---------      -----------
    Total revenues...    3,499,569       (148,850)      (532,153)       2,818,566
Provision for loan
  losses.............    1,536,144       (427,648)       276,253        1,384,749
Provision for
  guarantees and
  acceptances........       74,829        (55,296)       (74,829)         (55,296)
Noninterest
  expense............    2,216,874       (259,813)      (771,469)       1,185,592
Depreciation and
  amortization.......      190,897       (115,719)            --           75,178
                       -----------    -----------      ---------      -----------
    Net income (loss)
      before tax.....     (519,175)       709,626         37,892          228,343
Income tax expense
  (benefit)..........      (16,302)        55,484         35,589           74,771
                       -----------    -----------      ---------      -----------
    Net income
      (loss).........     (502,873)       654,142          2,303          153,572
US GAAP adjustments..      654,142             --             --               --
Intersegment
  transactions.......        2,303             --             --               --
                       -----------    -----------      ---------      -----------
    Consolidated net
      income
      (loss).........      153,572             --             --               --
                       -----------    -----------      ---------      -----------
  Segments' total
    assets...........  W70,067,471    W(5,387,498)     W(678,170)     W64,001,803
                       ===========    ===========      =========      ===========

---------------

Note:

(1) Includes eliminations for consolidation, intersegment transactions and certain differences in classification under management reporting system.

                         CHOHUNG BANK AND SUBSIDIARIES

     The reconciliation of the business segments' total assets to the consolidated total assets at December 31 is as follows:

                                                                 2001          2002
                                                              -----------   -----------
                                                                (IN MILLIONS OF WON)
Segments' total assets......................................  W59,049,781   W70,067,471
US GAAP adjustments.........................................   (3,156,518)   (5,387,498)
Intersegment transactions...................................     (994,642)     (678,170)
                                                              -----------   -----------
  Consolidated total assets.................................  W54,898,621   W64,001,803
                                                              ===========   ===========

     The reconciliation of the business segments' total revenues to the consolidated total revenues for the years ended December 31 is as follows:

                                                                 2001         2002
                                                              ----------   ----------
                                                               (IN MILLIONS OF WON)
Segments' total revenues....................................  W3,079,654   W3,499,569
US GAAP adjustments.........................................      30,687     (148,850)
Intersegment transactions...................................    (605,013)    (532,153)
                                                              ----------   ----------
  Consolidated total revenues...............................  W2,505,328   W2,818,566
                                                              ==========   ==========

     The adjustments presented in the tables above represent consolidated total assets and consolidated total revenues not specifically allocated to individual business segments.

     Geographic segment disclosures have been excluded as assets and revenues attributable to external customers in foreign countries are not significant.

31.  TRUST ACCOUNTS

     In accordance with the Trust Law and the Trust Business Act, the Bank acts as the trustee for the trust accounts of its customers. In a trust management capacity, the Bank is required to exercise due care in managing and preserving the trust principal. Trust accounts are recorded separately from the Bank's other banking related accounts and not included in the consolidated financial statements. The Bank has both guaranteed and nonguaranteed trust accounts. For the guaranteed trust accounts, the Bank guarantees the trust principal or for certain trust accounts, a certain percentage of return at maturity on the trust principal deposited by the customers. The Bank accrued a payable related to such guarantees in the amount of 20,946 million Won and 57,675 million Won for the years ended December 31, 2001 and 2002, respectively, included in net trust management fees. For a further discussion on the consolidation scope of the guaranteed trusts, see Note 32. For the nonguaranteed trusts, the Bank receives periodic trust management fees based on a certain percentage of the trust principal under management.

32.  VARIABLE INTEREST ENTITIES

     In January 2003, the FASB issued FIN 46 which addresses consolidation of VIEs. An entity is a VIE if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (ii) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected residual returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses, expected residual returns or both. As discussed in Note 1 and listed in Note 29, the Bank transfers certain loans to its SPEs and such SPEs are consolidated by the Bank under the current accounting guidance. The Bank does not consolidate CKH Securitization Specialty Co., Ltd. ("CKH") because the Bank is not the sponsor of, and does not retain any risks and rewards, except for

                         CHOHUNG BANK AND SUBSIDIARIES
market based servicing fees, related to the loans held by CKH. At December 31, 2002, the assets of consolidated SPEs were approximately 588 billion Won. The maximum exposure of the Bank to these SPEs is 606 billion Won at December 31, 2002.

     In connection with the Bank's guaranteed trusts as more fully discussed in
Note 31, it is likely that such VIEs will be consolidated because the Bank is deemed the primary beneficiary. These trusts are structured by the Bank. In all cases, the Bank absorbs the majority of the entity's expected losses by guaranteeing the principal amount invested by the Bank's customers, as well as a certain level of return on the principal amount in some trusts. The assets held in such guaranteed trusts amounted to 1,069,658 million Won at December 31, 2002. At December 31, 2002, the Bank's maximum exposure to loss related to such trusts amounted to 1,145,938 million Won.

33.  OTHER COMPREHENSIVE INCOME

     The components of other comprehensive income and related tax effects for the years ended December 31 are as follows:

                                                        FOREIGN       NET UNREALIZED      ACCUMULATED
                                                       CURRENCY          GAIN ON             OTHER
                                                      TRANSLATION   AVAILABLE-FOR-SALE   COMPREHENSIVE
                                                      ADJUSTMENTS       SECURITIES          INCOME
                                                      -----------   ------------------   -------------
                                                                    (IN MILLIONS OF WON)
BALANCE AT JANUARY 1, 2001..........................    W25,867          W194,665          W220,532
Foreign currency translation adjustment, net of
  taxes of W1,708...................................      5,429                --             5,429
Net change in unrealized losses on
  available-for-sale securities, net of taxes of
  W5,684............................................         --            (3,035)           (3,035)
                                                        -------          --------          --------
BALANCE AT DECEMBER 31, 2001........................    W31,296          W191,630          W222,926
                                                        -------          --------          --------
Foreign currency translation adjustment, net of
  taxes of W3,565...................................     (8,438)               --            (8,438)
Net change in unrealized losses on
  available-for-sale securities, net of taxes of
  W14,348...........................................         --           (33,962)          (33,962)
                                                        -------          --------          --------
BALANCE AT DECEMBER 31, 2002........................    W22,858          W157,668          W180,526
                                                        =======          ========          ========

34.  SUBSEQUENT EVENTS

     In the first quarter of 2003, accounting irregularities were discovered at SK Global to which most commercial banks in Korea, including the Bank, have substantial exposure. These irregularities concealed the weak financial condition of SK Global over a period of several years. In March 2003, the principal creditor banks of SK Global acknowledged that SK Global is a troubled company subject to formal workout procedures under the Corporate Restructuring Promotion Act of Korea and agreed to postpone the maturity of all domestic credits of SK Global until June 18, 2003.

     In June 2003, the domestic creditors of SK Global agreed to a workout program under which the creditors participating in this program will buy out the outstanding credits of the dissenting creditors by providing cash in the amount of approximately 30% of the outstanding loans. In addition, in July 2003, the domestic creditors' committee and the steering committee of the overseas creditors of SK Global agreed to a workout program under which the domestic creditors will buy out the outstanding credits of the dissenting foreign creditors by providing cash in the amount of 43% of the outstanding loans as well as incentives which will be in the form of bonds with warrants. The cash payment shall be repaid in four installments of 40% on December 31, 2003, 30% on March 31, 2004, 20% on June 30, 2004 and 10% on September 30,

                         CHOHUNG BANK AND SUBSIDIARIES

2004. Depending on whether the approval rate of all the foreign creditors is 95% or more, between 90 to 95% or between 80 to 90%, the amount of the incentives will be 5%, 4% or 3% of the total outstanding credit as of March 11, 2003. The bonds with warrants, which can be exercised in 2005, will be due in 2007, without any interest, and will be repaid in a one-time payment.

     The agreement, which has been endorsed by the steering committee of overseas creditors, remains subject to each overseas creditor's approval. The steering committee of overseas creditors was originally required to obtain the approval from each overseas creditor and present a written statement of consent to the domestic creditors by mid-august 2003. The domestic creditors have since extended this deadline to September 17, 2003. At a shareholders' meeting held on September 9, 2003, SK Global changed its legal name to SK Networks.

     Once finally approved by the overseas creditors, domestic creditors are expected to finalize the detailed terms of the workout program, which will among other things, require SK Corporation, the major shareholder of SK Global and the creditors of SK Global participating in the workout program to convert approximately W2.4 trillion in principal amount of total debt into equity securities, consisting of common shares, redeemable preferred shares and convertible bonds, of SK Global, after writing off substantially all of the pre-existing equity securities. While the workout program may also call for additional restructuring of survival debt, including extension of maturities and reduction of interest rates, the detailed terms are expected to be finalized by the end of 2003.

     On January 23, 2003, the Public Fund Oversight Committee (the "PFOC"), a unit within Korea's Ministry of Finance and Economy, which determined the preferred bidders related to government disposition of public funds, chose Shinhan Financial Group ("SFG") as the preferred bidder to become the purchaser of the government's interest held by KDIC in the Bank.

     On July 9, 2003, as a result of the bid negotiations with the PFOC, SFG entered into a Stock Purchase Agreement ("Agreement") with KDIC to purchase from KDIC 543,570,144 shares of the Bank's common stock, which constitutes 80.04% of the issued and outstanding common stock of the Bank. The closing date of the acquisition will be no later than September 30, 2003 (the "Closing Date"). The purchase price is approximately 2,446 billion Won. In addition, the Agreement stipulates that SFG will pay the KDIC certain contingent consideration through 2006, the amount of which cannot be determined at the Closing Date.

                                  CHOHUNG BANK

          UNAUDITED NON-CONSOLIDATED SEMI-ANNUAL FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2002 AND 2003
                          PREPARED IN ACCORDANCE WITH
                                  KOREAN GAAP

                                  CHOHUNG BANK

                   UNAUDITED NON-CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 2002 AND JUNE 30, 2003

                                                                                 TRANSLATION INTO
                                                                                    US DOLLARS
                                                            KOREAN WON               (NOTE 2)
                                                     -------------------------   ----------------
                                                        2002          2003             2003
                                                     -----------   -----------   ----------------
                                                           (IN MILLIONS)          (IN THOUSANDS)
ASSETS
Cash and due from banks (Notes 3, 4, 26, 28 and
  29)..............................................  W 2,698,816   W 3,013,725     $ 2,525,962
Securities (Notes 5, 11, 28 and 29)................   11,072,577     9,458,554       7,927,713
Loans (Notes 6, 7, 8, 26, 27, 28 and 29)...........   45,328,520    46,389,567      38,881,541
Fixed assets (Notes 9, 11, 12 and 29)..............    1,415,312     1,333,390       1,117,584
Other assets (Notes 10, 25 and 29).................    5,681,063     6,089,021       5,103,530
                                                     -----------   -----------     -----------
     Total assets..................................  W66,196,288   W66,284,257     $55,556,330
                                                     ===========   ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
  Deposits (Notes 13, 26, 28 and 29)...............  W45,125,839   W43,190,924      36,200,590
  Borrowings (Notes 14, 26, 28 and 29).............    6,843,721     6,816,326       5,713,122
  Debentures (Notes 15, 28 and 29).................    5,672,349     7,379,624       6,185,252
  Other liabilities (Notes 16, 17, 18, 28 and
     29)...........................................    6,262,081     6,645,539       5,569,977
                                                     -----------   -----------     -----------
     Total liabilities.............................   63,903,990    64,032,413      53,668,941
                                                     -----------   -----------     -----------
SHAREHOLDERS' EQUITY (NOTES 19, 29 AND 33):
  Common stock.....................................    3,395,592     3,395,592       2,846,025
  Capital surplus..................................       45,179            --              --
  Other reserves...................................       10,619        10,639           8,917
  Accumulated deficit (net loss of W(-)586,045
     million in 2002 and net loss of W(-)419,282
     million for the six-month period ended June
     30, 2003).....................................     (976,541)   (1,350,640)     (1,132,043)
  Capital adjustments..............................     (182,551)      196,253         164,490
                                                     -----------   -----------     -----------
     Total shareholders' equity....................    2,292,298     2,251,844       1,887,389
                                                     -----------   -----------     -----------
     Total liabilities and shareholders' equity....  W66,196,288   W66,284,257     $55,556,330
                                                     ===========   ===========     ===========

        See accompanying notes to non-consolidated financial statements.

                                  CHOHUNG BANK

              UNAUDITED NON-CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2003

                                                                                               TRANSLATION INTO
                                                                                                  US DOLLARS
                                                             KOREAN WON                            (NOTE 2)
                                           ----------------------------------------------   -----------------------
                                              QUARTER ENDED          SIX MONTHS ENDED        QUARTER     SIX MONTHS
                                                 JUNE 30,                JUNE 30,             ENDED        ENDED
                                           --------------------   -----------------------    JUNE 30,     JUNE 30,
                                             2002       2003         2002         2003         2003         2003
                                           --------   ---------   ----------   ----------   ----------   ----------
                                                           (IN MILLIONS)                        (IN THOUSANDS)
Interest income and dividends (Note 26):
  Interest on due from banks.............  W 11,512   W   1,833   W   18,001   W    2,969   $    1,536   $    2,488
  Interest and dividends on securities...   213,846     132,690      415,347      292,795      111,214      245,407
  Interest on loans (Note 20)............   724,847     833,208    1,398,346    1,652,481      698,356    1,385,031
  Other interest income..................     6,849       5,362       21,559       14,696        4,494       12,318
                                           --------   ---------   ----------   ----------   ----------   ----------
                                            957,054     973,093    1,853,253    1,962,941      815,601    1,645,244
                                           --------   ---------   ----------   ----------   ----------   ----------
Interest expense (Note 26):
  Interest on deposits...................   367,394     357,391      725,611      742,976      299,548      622,727
  Interest on borrowings.................    72,466      49,590      140,890       98,718       41,564       82,740
  Interest on debentures.................    58,002      93,735      104,588      183,396       78,564      153,714
  Other interest expense.................    25,851      37,844       42,553       41,639       31,719       34,900
                                           --------   ---------   ----------   ----------   ----------   ----------
                                            523,713     538,560    1,013,642    1,066,729      451,396      894,081
                                           --------   ---------   ----------   ----------   ----------   ----------
Net interest income......................   433,341     434,533      839,611      896,212      364,205      751,163
Provision for possible loan losses.......   317,061     707,822      641,711    1,183,444      593,263      991,907
                                           --------   ---------   ----------   ----------   ----------   ----------
Net interest income (expense) after
  provision for possible loan losses.....   116,280    (273,289)     197,900     (287,232)    (229,058)    (240,744)
Non-interest income:
  Fees and commissions (Note 21).........   196,225     175,189      371,168      349,020      146,835      292,532
  Gain on sale of trading securities.....       916       7,873       15,763       15,874        6,599       13,305
  Gain on valuation of trading
    securities...........................     2,251          --        7,176          244           --          205
  Gain on foreign currency trading.......    19,946      18,752       43,217       74,075       15,717       62,086
  Gain on derivatives trading............   209,591     141,485      251,593      277,020      118,586      232,185
  Fees and commissions from trust
    accounts (Note 2)....................    16,958      31,367       35,967       41,094       26,290       34,443
  Gain on available-for-sale
    securities...........................     9,579      64,699       16,327      141,205       54,228      118,351
  Other non-interest income (Note 22)....    31,607      64,718       73,116      153,342       54,244      128,524
                                           --------   ---------   ----------   ----------   ----------   ----------
                                            487,073     504,083      814,327    1,051,874      422,499      881,631
                                           --------   ---------   ----------   ----------   ----------   ----------
Non-Interest expenses:
    Commissions..........................    37,143      39,409       72,192       72,604       33,031       60,853
    General and administrative expenses
      (Note 23)..........................   220,959     219,367      407,783      421,571      183,863      353,340
    Loss on foreign currency trading.....    32,423      24,821       44,048       53,111       20,804       44,515
    Loss on derivatives trading..........   173,556     120,637      214,442      264,501      101,112      221,692
    Contribution to Credit Guarantee
      Fund...............................    11,040      13,866       20,490       26,797       11,622       22,460
    Loss on sale of loans................        --          --        3,003           --           --           --
    Loss on sale of trading securities...       103       2,186          726        5,010        1,832        4,199
    Loss on valuation of trading
      securities.........................        --         988          175        2,327          828        1,951
    Loss on sale of available-for-sale
      securities.........................    22,103       6,236       43,935        7,109        5,227        5,959
    Loss on impairment of
      available-for-sale securities......     1,574     178,170       48,020      179,105      149,334      150,118
    Other non-interest expenses (Note
      24)................................    64,944      92,323       91,857      126,561       77,381      106,077
                                           --------   ---------   ----------   ----------   ----------   ----------
                                            563,845     698,003      946,671    1,158,696      585,033      971,164
                                           --------   ---------   ----------   ----------   ----------   ----------
Ordinary income (loss)...................    39,508    (467,209)      65,556     (394,054)    (391,592)    (330,277)
Extraordinary item.......................        --          --           --           --           --           --
                                           --------   ---------   ----------   ----------   ----------   ----------
Income (loss) before income tax
  expense................................    39,508    (467,209)      65,556     (394,054)    (391,592)    (330,277)
Income tax expense (Note 25).............     5,980      14,477       11,611       25,228       12,134       21,145
                                           --------   ---------   ----------   ----------   ----------   ----------
Net income (loss)........................  W 33,528   W(481,686)  W   53,945   W (419,282)  $ (403,726)  $ (351,422)
                                           ========   =========   ==========   ==========   ==========   ==========
Net income (loss) per common share (in
  Currency Units) (Note 2)...............  W     50   W    (709)  W       81   W     (617)  $    (0.59)  $    (0.52)
                                           ========   =========   ==========   ==========   ==========   ==========

        See accompanying notes to non-consolidated financial statements.

                                  CHOHUNG BANK

                       UNAUDITED STATEMENTS OF CASH FLOWS
                  FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

                                                                              TRANSLATION INTO
                                                                                 US DOLLARS
                                                               KOREAN WON         (NOTE 2)
                                                              -------------   ----------------
                                                                  2003              2003
                                                              -------------   ----------------
                                                              (IN MILLIONS)    (IN THOUSANDS)
Cash flows from operating activities:
Net loss....................................................   W  (419,282)     $  (351,422)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Depreciation and amortization.............................        99,900           83,731
  Provision for possible loan losses........................     1,183,444          991,907
  Provision for severance benefits..........................        19,639           16,461
  Loss on disposal of fixed assets, net.....................         2,443            2,048
  Loss on impairment of available-for-sale securities.......       161,687          135,518
  Gain on disposal of available-for-sale securities.........      (134,096)        (112,393)
  Gain on sale of trading securities, net...................       (10,864)          (9,106)
  Loss on valuation of trading securities, net..............         2,083            1,746
  Payment of severance benefits.............................          (451)            (378)
  Other, net................................................       (71,592)         (60,005)
                                                               -----------      -----------
          Net cash provided by operating activities.........       832,911          698,107
                                                               -----------      -----------
Cash flows from investing activities:
  Net increase in loans.....................................    (3,258,437)      (2,731,068)
  Proceeds on sale of fixed assets..........................        37,901           31,767
  Purchase of fixed assets..................................       (58,417)         (48,962)
  Net increase in trading securities........................      (470,558)        (394,399)
  Net decrease in available-for-sale securities.............       215,417          180,552
  Net decrease in held-to-maturity securities...............     2,388,190        2,001,668
  Other, net................................................        51,694           43,327
                                                               -----------      -----------
  Net cash used in investing activities.....................    (1,094,210)        (917,115)
                                                               -----------      -----------
Cash flows from financing activities:
  Net decrease in deposits..................................    (1,934,915)      (1,621,754)
  Net increase in borrowings................................       821,039          688,156
  Net increase in debentures................................     1,716,782        1,438,925
  Other, net................................................       (26,698)         (22,377)
                                                               -----------      -----------
  Net cash provided by financing activities.................       576,208          482,950
                                                               -----------      -----------
Net increase in cash........................................       314,909          263,942
Cash, beginning of period...................................     2,698,816        2,262,020
                                                               -----------      -----------
Cash, end of period (Note 30)...............................   W 3,013,725      $ 2,525,962
                                                               ===========      ===========

        See accompanying notes to non-consolidated financial statements.

                                  CHOHUNG BANK

            NOTES TO UNAUDITED NON-CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2003

1.  GENERAL

     Chohung Bank (the "Bank") was established on October 1, 1943 under the Korean Banking Law as a result of the merger of Han Sung Bank, which was established on February 19, 1897, and Dong Il Bank, which was established on August 8, 1906, to engage in commercial banking and trust operations. In addition to the head office in Seoul, the Bank operates 468 domestic branches, and 91 depositary offices throughout the Republic of Korea and 6 overseas branches as of June 30, 2003. The shares of the Bank were listed on the Korea Stock Exchange on March 3, 1956 and on the London Stock Exchange for Global Depositary Receipts (GDRs) on December 5, 1996. The Bank acquired Chungbuk Bank and Kangwon Bank on April 30, 1999 and September 11, 1999, respectively.
     The capital of the Bank was decreased by W723,913 million on February 12, 1999 from W930,429 million as of December 31, 1998 in accordance with the shareholders' decision on January 27, 1999. As of June 30, 2003, the Bank's capital amounts to W3,395,592 million (US$2,846,025 thousand) through the merger with other banks and capital injections by Korea Deposit Insurance Corporation(KDIC). As explained in Note 32, 80.04% of the total shares of the Bank is owned by KDIC, however, on July 9, 2003, KDIC entered into an agreement with Shinhan Financial Group to dispose its entire shares. The disposition process is presently in progress as of the date of this report and is to be finalized by September 30, 2003. Once the disposition is finalized, the Bank will become a subsidiary of Shinhan Financial Group.

     In response to general unstable economic conditions, the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Bank may be either directly or indirectly affected by these general unstable economic conditions and the reform program described above. The accompanying financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Bank. Actual results may differ materially from management's current assessment.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF NON-CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

     The Bank maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with financial accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Bank's financial position or results of operations, is not presented in the accompanying financial statements.

     The U.S. dollar amounts presented in these financial statements were computed by translating the Korean Won into U.S. dollars based on the Bank of Korea (BOK) Basic Rate of W1,193.10 to U.S.$1.00 at June 30, 2003, solely for the convenience of the reader. The convenience translations into U.S. dollars should not be construed as a representation that the Korean Won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

                                  CHOHUNG BANK

     The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

  ALLOWANCE FOR POSSIBLE LOAN LOSSES AND OTHER LOSSES

     The Supervisory Regulation of Banking Business (the "Supervisory Regulation") legislated by the Korean Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers' repayment capability and historical financial transaction records. The Supervisory Regulation also requires providing the minimum rate of loss provision for each category as described in the next paragraph. In accordance with the Supervisory Regulation and the Accounting Standards for the Banking Industry applied from January 1, 1999, the Bank classifies loans to corporate borrowers, including the securities that have credit attributes such as commercial paper, privately placed bonds and financing lease receivables, into ten categories according to past repayment history including any overdue period, the bankruptcy status of the borrower, and future debt repayment capability based on the borrower's business performance, financial status, cash flows, collateral, industry characteristics and evaluation of the management. Loans to individual business operations and households are also classified into ten categories based only on the past repayment history.

     As required by the FSC, the loans to enterprises are classified as of the balance sheet dates as normal, precautionary, substandard, doubtful, or estimated loss. The allowance for possible loan losses is then calculated on the category balances using the prescribed minimum percentages of 0.5 percent or more, 2 percent or more, 20 percent or more, 50 percent or more and 100 percent, respectively. However, the Bank does not provide allowances for the loans to the Korean government and local government entities, call loans, bonds bought under resale agreements, inter-bank loans, and inter-bank loans in foreign currencies, which are classified as normal, as it is not required by the Accounting Standards for the Banking Industry. The loans to households and the credit card receivables are also classified as of the balance sheet dates as normal, precautionary, substandard, doubtful, or estimated loss. Beginning in 2002, the Bank increased the allowance ratio for the loans to households to 0.75 percent or more, 8 percent or more and 55 percent or more classified as normal, precautionary and doubtful, respectively. Also, the allowance ratios for credit card receivables were raised to 1 percent or more, 12 percent or more, and 60 percent or more classified as normal, precautionary and doubtful, respectively. In addition, for the secured household loans newly placed after September 9, 2002, if the ratio of loans to collateral value (loan to value; LTV) exceeds 60 percent, the Bank provides the allowance for possible loan losses of 1 percent or more for the normal and 10 percent or more for the precautionary instead of providing 0.5 percent or more for the normal and 2.0 percent or more for the precautionary.

     As required by the FSC, the Bank also provides an allowance for possible losses on confirmed acceptances and guarantees. Confirmed acceptances and guarantees are classified as of the balance sheet dates using the same criteria used for loan classification. An allowance is then calculated, using 20 percent or more for confirmed acceptances and guarantees classified as substandard, 50 percent or more for doubtful and 100 percent for estimated loss. No allowance is provided for those confirmed acceptances and guarantees classified as normal and precautionary. Additionally, as prescribed in the debt restructuring accounting standard, loans on companies that were applied for debt restructuring due to the work-out, court receivership or composition and other restructuring process, an allowance for possible loan losses is provided for the residual amount after deducting the present value. The allowance for possible losses on confirmed acceptances and guarantees is presented in other liabilities. This additional provision is included in the non-interest expense.

     In addition, beginning in 2002, the Bank provides other allowance in other liabilities, which includes (i) 1 percent for certain portion of unused cash advance facility (75 percent of the facility less used balance) of active credit card accounts having transaction records during the recent one year and, (ii) for the expected

                                  CHOHUNG BANK
future expenses due to the bonus point given to credit card users and, (iii) expected losses from the recourse obligation provided to KAMCO in relation to sales of non-performing loans and (iv) expected losses from the pending lawsuits. The Bank accounts for these other bad debts expense in the caption of non-interest expense.

  RESTRUCTURING OF LOANS

     A loan, whose contractual terms are modified in a troubled debt restructuring through execution of workout plan, court receivership, commencement of corporate reorganization and mutual agreement, is accounted for at the present value of expected future cash flows, if the book value of the loan differs from the present value. The difference between the book value and present value is offset against the allowance for possible loan losses, and any remaining amounts are charged to operations as bad debt expense. The difference between the book value of a loan and its present value is recorded as present value discount, which is presented as a deduction from the loan. The present value discount is amortized over the remaining restructuring period using the effective interest rate method, and the amortization is recorded as interest income.

  RECOGNITION OF INTEREST INCOME

     The Bank recognizes the interest income earned on loans, call loans, long-term deposits with other banks and securities on an accrual basis, except for the interest income on loans having overdue interest, dishonored bills bought in foreign currencies, and all credits to the customers that are bankrupt, given a grace period or a reduction or exemption of interest payments, or listed as watch list clients by the Korean Banking Authorities, where interest income is recognized on a cash basis. As of June 30, 2002 and 2003, the principal amount of loans of which the accrued interest income was not recorded in the financial statements based on the stated criteria amounted to W6,683.0 billion (US$5,601 million) and W6,927.7 billion (US$5,806 million), respectively, and the related accrued interest income not recognized amounted to W69.9 billion (US$58.6 million) and W5.5 billion (US$71.7 million), respectively.

  INVESTMENT IN SECURITIES OTHER THAN THOSE ACCOUNTED FOR USING THE EQUITY
  METHOD

  Classification of Securities

     At acquisition, The Bank classifies securities into one of the three categories: trading, available-for-sale or held-to-maturity. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified either as held-to-maturity or trading securities.

     If the objective and ability to held securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and vice versa. Whereas, if the Bank sells held-to-maturity or exercises early redemption right of securities to issuer in the current year and the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be reclassified to available-for-sale or held-to-maturity securities and vice versa, except when certain trading securities lose their marketability.

  Valuation of Securities

     (1) VALUATION OF TRADING SECURITIES

     Trading equity and debt securities are initially stated at acquisition cost plus incidental expenses with the individual moving average method. When the face value of trading debt securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the

                                  CHOHUNG BANK
securities. Trading securities are stated at fair value, if the fair value of trading securities differs from its acquisition cost. Its carrying value is adjusted to the fair value and the resulting valuation gain or loss is charged to current operations.

     (2) VALUATION OF AVAILABLE-FOR-SALE SECURITIES

     Available-for-sale securities are initially stated at acquisition cost plus incidental expenses, determined by the individual moving average method. When the face value of available-for-sale debt securities differs from its acquisition cost, the effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the security. Available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in capital adjustments. Accumulated capital adjustment of securities is charged to current operations in lump-sum at the time of disposal or impairment recognition. Non-marketable equity securities can be stated at acquisition cost on the financial statement if the fair value of the securities is not credibly determinable.

     For equity securities, if the decline in the fair value of equity securities is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. For debt securities, if the decline in the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the capital adjustment account should be reversed.

     (3) VALUATION OF HELD-TO-MATURITY SECURITIES

     Held-to-maturity securities are initially stated at acquisition cost plus incidental expenses, determined by the individual moving average method. As held-to-maturity securities are stated at amortized cost, the effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the securities. If collectible value is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations.

     (4) REVERSAL OF LOSS ON IMPAIRMENT OF AVAILABLE-FOR-SALE SECURITIES AND HELD-TO-MATURITY SECURITIES

     For available-for-sale securities, the recovery is recorded in current non-operations up to amount of the previously recognized impairment loss as reversal of loss on impairment of available-for-sale securities and any excess is included in capital adjustment as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded on gain or loss on valuation of available-for-sale securities in capital adjustments. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost. For held-to-maturity securities, the recovery is recorded in current non-operations up to amount of the previously recognized impairment loss as reversal of loss on impairment of held-to-maturity securities.

     (5) RECLASSIFICATION OF SECURITIES

     When held-to-maturity securities are reclassified to available-for-sale securities, those securities are stated at the fair value on the reclassification date and the difference between the fair value and book value are accounted on capital adjustment as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be stated on capital adjustment and will be amortized using the effective interest rate and be charged to interest income or expense upon

                                  CHOHUNG BANK
maturity. The difference between the fair value on the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate and charged to interest income or expense.

     When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities loses from the sale of the securities, the unrealized valuation gain or loss of securities included in the capital adjustment account is added to or deducted from the gain or loss on sale. The gain or loss amounts to the difference between the net proceeds received or receivable and its carrying value. Whereas when securities are transferred without losing its control, the transaction is recorded as secured borrowing transaction.

  INVESTMENT IN SECURITIES USING THE EQUITY METHOD

     Equity Securities that are in companies in which the company is able to exercise significant influence over the investees are accounted for using the equity method. Under the Bank Law, investors with more than 15% ownership of voting right are generally considered as significant influence. The Bank's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings of the investee are reflected in the retained earnings of the investors. Changes in the capital surplus or other capital accounts of the investee are reflected as gain or loss on valuation of available-for-sale securities in capital adjustment account of the investor.

  TANGIBLE ASSETS AND DEPRECIATION

     Tangible assets included in fixed assets are stated at acquisition cost, except for assets revalued upward in accordance with the Asset Revaluation Law of Korea. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

     Depreciation is computed using the declining-balance method (straight-line method for buildings purchased since January 1, 1995 and leasehold improvements) based on the estimated useful lives of the assets as follows:

                                                               IN YEARS
                                                               --------
Buildings...................................................    40 - 60
Equipment and furniture.....................................          5
Leasehold improvements......................................          5

  INTANGIBLE ASSETS

     Intangible assets other than goodwill included in fixed assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method.

     The excess of the consideration paid for business combinations over the net assets transferred is classified as goodwill, which is amortized using the straight-line method over 5 years. Goodwill was recognized from the acquisitions of Chungbuk Bank and Kangwon Bank on April 30, 1999 and September 11, 1999, respectively, and adjusted subsequently due to the revaluation of treasury stocks acquired in relation to those business combinations. Accordingly, the revaluation amounting to W100,716 million has been included in goodwill and amortized over the useful life of the related assets.

                                  CHOHUNG BANK

  VALUATION OF RECEIVABLES AND PAYABLES AT PRESENT VALUE

     Receivables and payables arising from long-term installment transactions, long-term borrowing and lending transactions and other similar transactions are stated at the present value of expected future cash flows with the gain or loss on valuation of the related receivables and payables reflected in current operations, unless the difference between nominal value and present value is immaterial. The present value discount or premium is amortized using the effective interest rate method with the amortization recorded as interest income or interest expense.

  VALUATION ALLOWANCE FOR NON-BUSINESS USE PROPERTY

     Non-business use property included in fixed assets is recorded when the Bank acquires collateral on a foreclosed mortgage. No depreciation is provided for this asset. However, if the auction price of the foreclosed asset is lower than the book value, the difference is provided as a valuation allowance with the valuation loss charged to current operations.

  AMORTIZATION OF DISCOUNT (PREMIUM) ON DEBENTURES

     Discount or premium on debentures issued is amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discount or premium is recognized as interest expense or interest income on the debentures.

  ACCRUED SEVERANCE BENEFITS

     Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities that would be payable assuming all eligible employees were to resign are W51,560 million and W70,748 million (US$59,298 thousand) as of December 31, 2002 and June 30, 2003, respectively. Actual payments of severance indemnities amounted to W100 million and W1,351 million (US$1,132 thousand) (including the severance payment accounted for as non-operating expense amounting to W900 million (US$754 thousand)) in the six-month periods ended June 30, 2002 and 2003, respectively.

     Funding of the severance liability is not required. However, in order to obtain a tax deduction, the Bank has purchased an employee retirement trust, which meets the funding requirements for tax purposes, and made deposits with Korea Exchange Bank as of June 30, 2003. The deposits amounting to W30,000 million (US$25,145 thousand) as of June 30, 2003 are presented as a deduction from accrued severance benefits.

  BONDS UNDER RESALE OR REPURCHASE AGREEMENTS

     Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings, when the Bank purchases or sells securities under resale or repurchase agreements.

  ACCOUNTING FOR FINANCIAL DERIVATIVES

     The Bank accounts for financial derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for financial derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purposes. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or a liability. Hedge accounting is classified into fair value hedges and cash flow hedges. Fair value hedge accounting and cash flow hedge accounting are applied only to the financial derivative instruments that meet certain criteria for hedge accounting of financial derivative instruments used for hedging activities. Fair value

                                  CHOHUNG BANK
hedge accounting is applied to a financial derivative instrument designated to hedge the exposure to the changes in the fair value of an asset or a liability or a firm commitment (a hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged items attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated to hedge the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment, and the ineffective portion is reflected in current operations. The effective portion of gain or loss recorded as capital adjustment is reclassified into current earnings in the same period during which the hedged expected transaction actually affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

  ACCOUNTING FOR STOCK OPTIONS

     Stock options are valued at fair value pursuant to the Interpretations on Financial Accounting Standards 39-35 on accounting for stock options. The fair value of stock options is charged to general and administrative expenses in the statement of operations and credited to capital adjustments as stock option cost over the contract term of the services provided.

  PAYMENTS TO GUARANTEED RETURN TRUST ACCOUNTS

     With respect to certain trust account products, the Bank guarantees the repayment of the principal and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to bank accounts and receiving compensation contributions from the bank accounts of the Bank. For the six-month periods ended June 30, 2002 and 2003, the Bank recorded trust management fees of W35,967 million and W41,094 million (US$34,443 thousand), respectively, and trust cancellation charge income of W225 million and W132 million (US$111 thousand), respectively. For the six-month periods ended June 30, 2002 and 2003, the Bank paid no compensating contributions to guaranteed return trusts and as a result, the Bank recorded a gain from the operation of trust business of W36,192 million and W41,226 million (US$34,554 thousand), respectively.

  INCOME TAX EXPENSE

     Income tax expense is the amount currently payable for the period added to or deducted from the changes in the deferred income taxes. The difference between the amount currently payable for the period and the income tax expense is accounted for as deferred income tax assets or liabilities and offset against income tax assets and liabilities in future periods.

  ACCOUNTING FOR FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION

     The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the prevailing rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the BOK Basic Rate (W1,200.40 and W1,193.10 to US$1.00 at December 31, 2002 and June 30, 2003, respectively) or cross rates for other currencies as of the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches and subsidiaries in which investments are accounted for using the equity method are translated based on BOK Basic Rate at the balance sheet dates.

                                  CHOHUNG BANK

  EARNINGS (LOSS) PER SHARE

     Ordinary income (loss) per common share and net income (loss) per common share are computed by dividing ordinary income (loss) (after deducting the tax effect) and net income (loss), respectively, by the weighted average number of common shares outstanding during the year. The number of shares used in computing earnings per share was 669 million and 679 million in June 30, 2002 and 2003, respectively. Ordinary income (loss) and net income (loss) on common shares in June 30, 2002 and 2003 were as follows:

                                                                        TRANSLATION INTO
                                                                           US DOLLARS
                                                      KOREAN WON            (NOTE 2)
                                                  -------------------   ----------------
                                                   2002       2003            2003
                                                  -------   ---------   ----------------
                                                     (IN MILLIONS)       (IN THOUSAND)
Net income (loss)...............................  W53,945   W(419,282)     $(351,422)
Extraordinary gain..............................       --          --             --
Income tax on extraordinary gain................       --          --             --
                                                  -------   ---------      ---------
Ordinary income (loss)..........................  W53,945   W(419,282)     $(351,422)
                                                  =======   =========      =========

     Diluted ordinary income (loss) per common share and net income (loss) per common share represent the ordinary income (loss) and net income (loss) divided by the number of common shares and diluted securities. The average stock prices of the Bank's common shares for the six-month periods ended June 30, 2003 are both below the exercise prices of the stock options, and thereby there is no dilution effect from stock options.

     The dilutive securities as of June 30, 2003 are summarized as follows:

                                          EXERCISE    COMMON STOCKS
ITEM                      FACE VALUE       PERIOD      TO BE ISSUED                 REMARKS
----                     -------------   ----------   --------------                -------
                         (IN MILLIONS)
Stock options (see Note
  19)..................        --        2003.3.28-   211,645 shares   W5,000 paid in cash upon exercise
                                         2006.3.27
Stock options (see Note
  19)..................        --        2004.3.10-   664,000 shares   W5,000 paid in cash upon exercise
                                         2007.3.9
Stock options (see Note
  19)..................        --        2004.3.30-   312,000 shares   W5,657 paid in cash upon exercise
                                         2007.3.29
Stock options (see Note
  19)..................        --        2005.3.29-   312,000 shares   W5,000 paid in cash upon exercise
                                         2008.3.28

 APPLICATION OF THE STATEMENT OF KOREA ACCOUNTING STANDARDS

     The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statement of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable. The Bank has implemented SKAS No. 1 "Accounting Changes and Correction of Errors" since January 1, 2002 and adopted the rest of SKAS, from No. 2 -- "Interim Financial Statements" through No. 9 -- "Convertible Securities", since January 1, 2003. The Bank restated the retained earnings of 2002 financial statements from appropriated retained earnings into unappropriated retained earnings in accordance with SKAS No. 6 -- "Events Occurring after the Balance Sheet Date". In addition, in accordance with SKAS No. 8 -- "Securities", all accounts relating to securities in 2002 financial statements provided for comparative purposes were restated, and it has no effects on the Bank's total assets, retained earnings and net income.

                                  CHOHUNG BANK

3.  CASH AND DUE FROM BANKS

     Cash and due from banks as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Cash and checks..............................  W1,174,976   W1,819,952      $1,525,398
Foreign currencies...........................      76,065       71,025          59,530
Due from banks in local currency.............   1,255,581      930,792         780,146
Due from banks in foreign currencies.........     192,194      191,956         160,888
                                               ----------   ----------      ----------
                                               W2,698,816   W3,013,725      $2,525,962
                                               ==========   ==========      ==========

4.  RESTRICTED DUE FROM BANKS

     Restricted due from banks as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                               TRANSLATION INTO
                                                  US DOLLARS
                            KOREAN WON             (NOTE 2)
                       ---------------------   ----------------
                          2002        2003           2003                 REFERENCE
                       ----------   --------   ----------------           ---------
                           (IN MILLIONS)        (IN THOUSANDS)
Reserve deposits with
  the Bank of
  Korea..............  W1,224,944   W809,501       $678,485       Required under the Banking
                                                                  Law
Due from banks in
  local currency.....          --         --             --       Required under the
                                                                  Subordinated Borrowings
Due from banks in
  foreign
  currencies.........      46,094     45,321         37,986       Required under the Banking
                                                                  Law, borrowings and
                                                                  derivative transactions
                       ----------   --------       --------
                       W1,271,038   W854,822       $716,471
                       ==========   ========       ========

5.  SECURITIES

     (1) Securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                              ------------------------   ----------------
                                                 2002          2003            2003
                                              -----------   ----------   ----------------
                                                   (IN MILLIONS)          (IN THOUSANDS)
Trading securities..........................  W   990,179   W1,469,518      $1,231,681
Available-for-sale securities...............    2,684,844    7,760,382       6,504,385
Held-to-maturity securities.................    7,165,994           --              --
Investment equity securities accounted for
  using the equity method...................      231,560      228,654         191,647
                                              -----------   ----------      ----------
                                              W11,072,577   W9,458,554      $7,927,713
                                              ===========   ==========      ==========

                                  CHOHUNG BANK

     (2) Trading securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                        TRANSLATION INTO
                                                                           US DOLLARS
                                                     KOREAN WON             (NOTE 2)
                                                ---------------------   ----------------
                                                  2002        2003            2003
                                                --------   ----------   ----------------
                                                    (IN MILLIONS)        (IN THOUSANDS)
Government bonds..............................  W174,802   W  173,667      $  145,560
Finance debentures............................        --      531,041         445,093
Corporate bonds...............................   308,086      405,725         340,060
Trading securities in foreign currencies......   100,108       49,651          41,615
Other.........................................   407,183      309,434         259,353
                                                --------   ----------      ----------
                                                W990,179   W1,469,518      $1,231,681
                                                ========   ==========      ==========

     (3) The details of valuation of trading securities as of June 30, 2003 are as follows (in millions of Won):

                                                               ADJUSTED BY
                                              ACQUISITION   EFFECTIVE INTEREST    FAIR VALUE
                                 FACE VALUE      COST             METHOD         (BOOK VALUE)
                                 ----------   -----------   ------------------   ------------
Government bonds...............  W  170,000   W  174,234        W  174,172        W  173,667
Finance debentures.............     540,000      527,657           530,463           531,041
Corporate bonds................     400,000      405,198           404,899           405,725
Trading securities in foreign
  currencies...................      39,372       49,169            49,169            49,651
Other..........................     312,614      307,914           309,312           309,434
                                 ----------   ----------        ----------        ----------
                                 W1,461,986   W1,464,172        W1,468,015        W1,469,518
                                 ==========   ==========        ==========        ==========

     The details of valuation of trading securities as of December 31, 2002 are as follows (in millions of Won):

                                                                   ADJUSTED BY
                                                  ACQUISITION   EFFECTIVE INTEREST    FAIR VALUE
                                     FACE VALUE      COST             METHOD         (BOOK VALUE)
                                     ----------   -----------   ------------------   ------------
Government bonds...................   W170,000     W173,177          W173,079          W174,802
Corporate bonds....................    298,387      305,353           305,353           308,086
Trading securities in foreign
  currencies.......................     85,326       94,848            94,848           100,108
Other..............................    410,613      405,184           407,065           407,183
                                      --------     --------          --------          --------
                                      W964,326     W978,562          W980,345          W990,179
                                      ========     ========          ========          ========

     Beginning in 2003, the fair values of trading debt securities in local currency were determined by the prices of the latest trading day from the balance sheet date, provided by Korea Bond Pricing and KIS Bond Pricing, while in 2002, they were valued at the prices provided by Korea Bond Pricing & KMCC Co. and NICE Co., Ltd. The fair values of trading securities in foreign currencies are determined by the latest market prices provided by reputable market price information providers or by the yields provided by professional dealers. Acquisition costs of trading securities in foreign currencies are Korean Won equivalents of foreign currencies denominated acquisition costs based on BOK Basic Rate at December 31, 2002 and June 30, 2003.

                                  CHOHUNG BANK

     (4) Available-for-sale securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Equity securities
  Investment stock...........................  W  583,276   W  671,368      $  562,709
  Equity investments.........................      26,779       26,994          22,625
Debt securities
  Government bonds...........................      10,966      835,911         700,621
  Finance debentures.........................     903,070    1,375,504       1,152,882
  Corporate bonds............................   1,033,424    4,605,471       3,860,088
Beneficiary certificates.....................      60,399       59,262          49,671
Investment securities in foreign
  currencies.................................      65,624       82,173          68,873
Other........................................       1,306      103,699          86,916
                                               ----------   ----------      ----------
                                               W2,684,844   W7,760,382      $6,504,385
                                               ==========   ==========      ==========

     (5) Held-to-maturity securities as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                          TRANSLATION INTO
                                                                             US DOLLARS
                                                         KOREAN WON           (NOTE 2)
                                                     ------------------   ----------------
                                                        2002      2003          2003
                                                     ----------   -----   ----------------
                                                       (IN MILLIONS)       (IN THOUSANDS)
Debt securities....................................  W6,929,043   W  --        $  --
Investment securities in foreign currencies........     186,322      --           --
Other..............................................      50,629      --           --
                                                     ----------   -----        -----
                                                     W7,165,994   W  --        $  --
                                                     ==========   =====        =====

     There is no held-to-maturity security as of June 30, 2003 as the entire amounts were reclassified into available-for-sale securities during the six-month period ended June 30, 2003.

     (6) Investment equity securities accounted for using the equity method as of June 30, 2003 are summarized as follows (in millions of Won):

                                            PERCENTAGE
                                                OF
                                BALANCE     OWNERSHIP    ACQUISITION   NET ASSET
                               SHEET DATE      (%)          COST         VALUE     BOOK VALUE
                               ----------   ----------   -----------   ---------   ----------
Chohung Investment Trust
  Management Co., Ltd........  2003.3.31       79.77      W 58,862     W 55,217     W 55,049
Chohung Finance Ltd., Hong
  Kong.......................  2003.6.30       99.99         7,158       42,920       42,920
Chohung Bank of America......  2003.6.30      100.00        72,568       89,061       89,061
Chohung Bank (Deutschland)
  GmbH.......................  2003.6.30      100.00        16,147       32,355       32,355
Chohung Vina Bank............  2003.6.30       50.00         7,182        9,629        9,269
                                                          --------     --------     --------
                                                          W161,917     W229,182     W228,654
                                                          ========     ========     ========

                                  CHOHUNG BANK

     On March 24, 2003, Chohung Bank of New York and California Chohung Bank entered into a merger and established Chohung Bank of America.

     Investment equity securities accounted for using the equity method as of December 31, 2002 are summarized as follows (in millions of Won):

                                             PERCENTAGE
                                                 OF
                             BALANCE SHEET   OWNERSHIP    ACQUISITION   NET ASSET     BOOK
                                 DATE           (%)          COST         VALUE      VALUE
                             -------------   ----------   -----------   ---------   --------
Chohung Investment Trust
  Management Co., Ltd. ....    2002.9.30        79.77      W 50,761     W 54,300    W 58,862
Chohung Finance Ltd., Hong
  Kong.....................   2002.12.31        99.99         7,202       46,510      46,510
Chohung Bank of New York...   2002.12.31       100.00        30,610       36,167      36,167
Chohung Bank (Deutschland)
  GmbH.....................   2002.12.31       100.00        16,246       28,614      28,614
California Chohung Bank....   2002.12.31       100.00        42,402       52,435      52,435
Chohung Vina Bank..........   2002.12.31        50.00         7,226        9,388       8,972
                                                           --------     --------    --------
                                                           W154,447     W227,414    W231,560
                                                           ========     ========    ========

     (7) The valuation of debt securities among available-for-sale securities in local currency, by type, as of June 30, 2003 is summarized as follows (in millions of Won):

                                                                   ADJUSTED BY
                                                                EFFECTIVE INTEREST    FAIR VALUE
                                FACE VALUE   ACQUISITION COST         METHOD         (BOOK VALUE)
                                ----------   ----------------   ------------------   ------------
Available-for-sale:
  Government bonds............  W  754,915      W  773,434          W  786,169        W  835,911
  Finance debentures..........   1,375,399       1,355,946           1,344,004         1,375,504
  Corporate bonds.............   4,842,249       4,532,062           4,540,483         4,605,471
                                ----------      ----------          ----------        ----------
                                W6,972,563      W6,661,442          W6,670,656        W6,816,886
                                ==========      ==========          ==========        ==========

                                  CHOHUNG BANK

     The valuation of debt securities among available-for-sale securities and held-to-maturity securities in local currency, by type, as of December 31, 2002 is summarized as follows (in millions of Won):

                                                                   ADJUSTED BY
                                                                EFFECTIVE INTEREST    FAIR VALUE
                                FACE VALUE   ACQUISITION COST         METHOD         (BOOK VALUE)
                                ----------   ----------------   ------------------   ------------
Available-for-sale:
  Government bonds............  W   10,000      W   10,789          W   10,707        W   10,966
  Finance debentures..........     910,000         889,434             900,249           903,070
  Corporate bonds.............   1,440,119       1,110,635           1,264,698         1,033,424
                                ----------      ----------          ----------        ----------
                                 2,360,119       2,010,858           2,175,654         1,947,460
                                ----------      ----------          ----------        ----------
Held-to-maturity:
  Government bonds............   1,719,671       1,689,882           1,722,945         1,722,945
  Finance debentures..........     610,033         613,394             614,239           614,239
  Corporate bonds.............   4,552,043       4,612,444           4,591,859         4,591,859
                                ----------      ----------          ----------        ----------
                                 6,881,747       6,915,720           6,929,043         6,929,043
                                ----------      ----------          ----------        ----------
                                W9,241,866      W8,926,578          W9,104,697        W8,876,503
                                ==========      ==========          ==========        ==========

     The outstanding balance of government bonds, finance debentures and corporate bonds is the sum of the fair value of available-for-sale investment debt securities and the book value of held-to-maturity investment debt securities, which was adjusted using the effective interest method.

     Beginning in 2003, the fair values of trading debt securities in local currency were determined by the prices of the latest trading day from the balance sheet date, provided by Korea Bond Pricing and KIS Bond Pricing, while in 2002, they were valued at the prices provided by Korea Bond Pricing & KMCC Co. and NICE Co., Ltd. The fair values of trading securities in foreign currencies are determined by the latest market prices provided by reputable market price information providers or by the yields provided by professional dealers. Acquisition costs of trading securities in foreign currencies are Korean Won equivalents of foreign currencies denominated acquisition costs based on BOK Basic Rate at December 31, 2002 and June 30, 2003.

                                  CHOHUNG BANK

     (8) The portfolio of securities, by country, as of December 31, 2002 and June 30, 2003 is summarized as follows:

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)        PERCENTAGE(%)
                             ------------------------   ----------------   ---------------
                                2002          2003            2003          2002     2003
                             -----------   ----------   ----------------   ------   ------
                                  (IN MILLIONS)          (IN THOUSANDS)
Investment securities in
  local currency:
  Korea....................  W10,547,825   W9,153,126      $7,671,718       95.26    96.77
                             -----------   ----------      ----------      ------   ------
Investment securities in
  foreign currencies:
  United States............      244,024      103,629          86,857        2.20     1.10
  Korea....................      161,678       98,099          82,222        1.46     1.04
  Hong Kong................       46,510       42,920          35,973        0.42     0.45
  Germany..................       28,614       32,355          27,118        0.26     0.34
  Vietnam..................        8,972       12,155          10,188        0.08     0.13
  India....................       11,768        9,268           7,768        0.11     0.10
  Philippines..............        5,981        3,461           2,901        0.05     0.04
  Bermuda..................          951        1,193           1,000        0.01     0.01
  Other....................       16,254        2,348           1,968        0.15     0.02
                             -----------   ----------      ----------      ------   ------
                                 524,752      305,428         255,995        4.74     3.23
                             -----------   ----------      ----------      ------   ------
                             W11,072,577   W9,458,554      $7,927,713      100.00   100.00
                             ===========   ==========      ==========      ======   ======

     (9) The portfolio of securities, by type, as of December 31, 2002 and June 30, 2003 is summarized as follows (in millions of Won):

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)        PERCENTAGE(%)
                             ------------------------   ----------------   ---------------
TYPE                            2002          2003            2003          2002     2003
----                         -----------   ----------   ----------------   ------   ------
                                  (IN MILLIONS)          (IN THOUSANDS)
Fixed rate notes...........  W 5,629,120   W4,372,519      $3,664,839       50.84    46.23
Floating rate notes........    3,943,111    3,590,315       3,009,232       35.61    37.96
Convertible bonds..........      213,652      179,418         150,380        1.93     1.90
Stocks and equity..........      842,441      927,836         777,668        7.61     9.81
Other......................      444,253      388,466         325,594        4.01     4.10
                             -----------   ----------      ----------      ------   ------
                             W11,072,577   W9,458,554      $7,927,713      100.00   100.00
                             ===========   ==========      ==========      ======   ======

     The outstanding balance of government bonds, finance debentures and corporate bonds is the sum of the fair value of available-for-sale investment debt securities and the book value of held-to-maturity investment debt securities, which was adjusted using the effective interest method.

     (10) Conversion of loans for debt to equity swap of Hynix Semiconductor Inc. into equity:

     As determined by the Financial Institutional Creditors' meeting held on October 31, 2001, the Bank acquired mandatory convertible bonds issued by Hynix Semiconductor Inc. amounting to W423,481 million of face value, which were recorded as loans to be swapped into equity before the actual swap occurs. As of

                                  CHOHUNG BANK

June 1, 2002, the Bank converted all of such convertible bonds into equity at the conversion price of W708 and acquired 598,137,005 shares. As a result of this conversion, the Bank recorded W127,044 million of investment securities based on the book value of the loans swapped into equity, which was W212 per share. The shares of Hynix Semiconductor Inc. are traded on the Korea Stock Exchange, but most of the converted shares are held by the Financial Institutional Creditors including the Bank and restricted in disposal until the end of 2006. The Bank recorded the equity securities at their fair values, the price quoted on the Korea Stock Exchange. Additionally, on April 14, 2003, Hynix Semiconductor Inc reduced its shares to 28,494,281 shares through non-compensatory capital reduction with the ratio of twenty one shares into one share, and as of the same date, loans amounting to W160,108 million (US$134,195 thousand) and convertible bonds amounting to W896 million (US$751 thousand) were converted to common stock amounting to 16,830,442 shares and 94,174 shares, respectively.

     (11) As of June 30, 2003, debt securities (available-for-sale) issued by foreign governments amount to W11,253 million (US$9,432 thousand) and debt securities with collaterals (corporate bonds) amount to W89,606 million (US$75,104 thousand).

     (12) Loss on impairment of debt securities due to the increase in credit risk and other reasons amounts to W179,105 million (US$150,117 thousand) and the reversal of impairment loss previously accounted for prior to December 31, 2002 amounting to W17,418 million (US$14,599 thousand) was accounted by the Bank for the six-month period ended June 30, 2003. The entire amount of interest receivables pertaining to the debt securities considered impaired was not reflected in the financial statements.

     (13) The Bank reclassified all of its held-to-maturity securities to available-for-sale securities depending on their carrying intention and purpose on February 25, 2003. The Bank disposed such securities amounting to W2,109,779 million (US$1,768,317 thousand) and recorded gain on disposal of securities available-for-sale amounting to W96,169 million (US$80,604 thousand). The book value of the reclassified remaining securities prior to the assessment amounting to W4,777,804 million (US$4,004,529 thousand) was adjusted to the fair market value of W4,855,947 million (US$4,070,025 thousand) with a resulting gain on valuation of securities of W78,143 million (US$65,496 thousand) recorded as capital adjustment.

     (14) Gain and loss on valuation of securities (capital adjustment) for the six-month period ended June 30, 2003 are as follows (millions in Won):

                                                                    DISPOSITION
                                   DECEMBER 31, 2002   GAIN/LOSS   (REALIZATION)   JUNE 30, 2003
                                   -----------------   ---------   -------------   -------------
Investment equity securities
  accounted for using the equity
  method.........................      W  23,386       W   (193)      W   --         W 23,193
Available-for-sale securities....       (208,393)       377,829        1,452          170,888
                                       ---------       --------       ------         --------
                                       W(185,007)      W377,636       W1,452         W194,081
                                       =========       ========       ======         ========

                                  CHOHUNG BANK

6.  LOANS

     (1) Loans as of December 31, 2002 and June 30,2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                    KOREAN WON               (NOTE 2)
                                             -------------------------   ----------------
                                                2002          2003             2003
                                             -----------   -----------   ----------------
                                                   (IN MILLIONS)          (IN THOUSANDS)
Loans in local currency....................  W30,924,206   W33,073,801     $27,720,896
Loans in foreign currencies................    3,480,755     3,104,829       2,602,321
Bills bought in local currency.............    1,903,887     1,583,238       1,326,995
Bills bought in foreign currencies.........    1,775,599     1,820,287       1,525,678
Advances for customers.....................       79,682        77,754          65,170
Factoring receivables......................      121,681       126,416         105,956
Loan for debt-equity swap..................      129,384       187,250         156,944
Credit card accounts.......................    5,898,452     4,648,324       3,896,005
Loans purchased under repurchase
  agreement................................           --     1,000,000         838,153
Call loans.................................      655,798       575,148         482,062
Bills discounted...........................    1,481,776     1,330,385       1,115,066
Cash management accounts...................      134,609       180,146         150,990
Privately placed bonds.....................      185,168       255,914         214,495
Financing lease receivables................      182,596       146,027         122,393
                                             -----------   -----------     -----------
                                              46,953,593    48,109,519      40,323,124
Allowance for possible loan losses.........   (1,604,607)   (1,697,591)     (1,422,841)
Present value discounts (See Note 8).......      (20,466)      (22,361)        (18,742)
                                             -----------   -----------     -----------
                                             W45,328,520   W46,389,567     $38,881,541
                                             ===========   ===========     ===========

     (2) Loans in local currency and foreign currencies as of December 31, 2002 and June 30, 2003 classified by borrower type are summarized as follows (in millions of Won):

                                           2002                       2003
                                 ------------------------   ------------------------
                                    LOANS        LOANS         LOANS        LOANS
                                  IN LOCAL     IN FOREIGN    IN LOCAL     IN FOREIGN
TYPE                              CURRENCY     CURRENCIES    CURRENCY     CURRENCIES
----                             -----------   ----------   -----------   ----------
Loans to enterprises:
  Loans for operations.........  W15,415,596   W2,254,793   W16,406,166   W2,016,123
  Loans for equipment..........    1,539,906      901,764     1,674,636      689,418
                                 -----------   ----------   -----------   ----------
                                  16,955,502    3,156,557    18,080,802    2,705,541
                                 -----------   ----------   -----------   ----------
Loans to households............   15,456,478           --    16,084,915           --
                                 -----------   ----------   -----------   ----------

                                  CHOHUNG BANK

                                           2002                       2003
                                 ------------------------   ------------------------
                                    LOANS        LOANS         LOANS        LOANS
                                  IN LOCAL     IN FOREIGN    IN LOCAL     IN FOREIGN
TYPE                              CURRENCY     CURRENCIES    CURRENCY     CURRENCIES
----                             -----------   ----------   -----------   ----------
Loans to the public sector and
  others:
  Loans for operations.........      254,016      151,416       351,047      141,686
  Loans for equipment..........       99,147           --       100,295           --
  Inter-bank loans.............       16,745      172,782        15,505      257,602
                                 -----------   ----------   -----------   ----------
                                     369,908      324,198       466,847      399,288
                                 -----------   ----------   -----------   ----------
                                 W32,781,888   W3,480,755   W34,629,564   W3,104,829
                                 ===========   ==========   ===========   ==========

                                               TOTAL
                             ------------------------------------------
                                                          TRANSLATION
                                                              INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)      PERCENTAGE (%)
                             -------------------------   --------------   ---------------
TYPE                            2002          2003            2003         2002     2003
----                         -----------   -----------   --------------   ------   ------
                                   (IN MILLIONS)         (IN THOUSANDS)
Loans to enterprises:
  Loans for operations.....  W17,670,389   W18,422,289    $15,440,692      48.73    48.82
  Loans for equipment......    2,441,670     2,364,054      1,981,438       6.73     6.26
                             -----------   -----------    -----------     ------   ------
                              20,112,059    20,786,343     17,422,130      55.46    55.08
                             -----------   -----------    -----------     ------   ------
Loans to households........   15,456,478    16,084,915     13,481,615      42.62    42.62
                             -----------   -----------    -----------     ------   ------
Loans to the public sector
  and others:
  Loans for operations.....      405,432       492,733        412,985       1.12     1.31
  Loans for equipment......       99,147       100,295         84,063       0.28     0.27
  Inter-bank loans.........      189,527       273,107        228,905       0.52     0.72
                             -----------   -----------    -----------     ------   ------
                                 694,106       866,135        725,953       1.92     2.30
                             -----------   -----------    -----------     ------   ------
                             W36,262,643   W37,737,393    $31,629,698     100.00   100.00
                             ===========   ===========    ===========     ======   ======

     Discounted notes of W1,857.7 billion and W1,555.8 billion (US$1,304.0 million) were included in the loans in local currency as of December 31, 2002 and June 30, 2003, respectively, represented in (2) above, and (3) and (4) below.

                                  CHOHUNG BANK

     (3) Loans in local currency and foreign currencies, by industry, as of December 31, 2002 and June 30, 2003 are summarized as follows (in millions of Won):

                                           2002                       2003
                                 ------------------------   ------------------------
                                    LOANS        LOANS         LOANS        LOANS
                                  IN LOCAL     IN FOREIGN    IN LOCAL     IN FOREIGN
INDUSTRY                          CURRENCY     CURRENCIES    CURRENCY     CURRENCIES
--------                         -----------   ----------   -----------   ----------
Manufacturing..................  W 7,669,058   W  851,447   W 7,687,761   W1,233,636
Finance and insurance..........      300,429      483,463       251,873      537,759
Wholesale and retail...........    2,991,310      790,015     3,163,298      712,648
Construction...................    1,559,255       19,790     1,813,689       11,016
Others.........................   20,261,836    1,336,040    21,712,943      609,770
                                 -----------   ----------   -----------   ----------
                                 W32,781,888   W3,480,755   W34,629,564   W3,104,829
                                 ===========   ==========   ===========   ==========

                                               TOTAL
                             ------------------------------------------
                                                          TRANSLATION
                                                              INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)      PERCENTAGE (%)
                             -------------------------   --------------   ---------------
INDUSTRY                        2002          2003            2003         2002     2003
--------                     -----------   -----------   --------------   ------   ------
                                   (IN MILLIONS)         (IN THOUSANDS)
Manufacturing..............  W 8,520,505   W 8,921,397    $ 7,477,493      23.50    23.64
Finance and insurance......      783,892       789,632        661,832       2.16     2.09
Wholesale and retail.......    3,781,325     3,875,946      3,248,635      10.43    10.27
Construction...............    1,579,045     1,824,705      1,529,381       4.35     4.84
Others.....................   21,597,876    22,322,713     18,709,843      59.56    59.16
                             -----------   -----------    -----------     ------   ------
                             W36,262,643   W37,734,393    $31,627,184     100.00   100.00
                             ===========   ===========    ===========     ======   ======

     (4) Loans in local currency and foreign currencies, by country, as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                   KOREAN WON               (NOTE 2)       PERCENTAGE (%)
                            -------------------------   ----------------   ---------------
                               2002          2003             2003          2002     2003
                            -----------   -----------   ----------------   ------   ------
                                  (IN MILLIONS)          (IN THOUSANDS)
Loans in local currency:
  Korea...................  W32,781,888   W34,629,564     $29,024,863       90.40    91.77
                            -----------   -----------     -----------      ------   ------
Loans in foreign
  currencies:
  Korea...................    3,098,678     2,634,935       2,208,478        8.55     6.98
  United States...........      133,396       242,763         203,473        0.37     0.64
  Japan...................       84,232       103,393          86,659        0.23     0.28
  Russia..................      118,840        99,000          82,977        0.33     0.26
  Indonesia...............       22,281        13,858          11,615        0.06     0.04
  Hong Kong...............           --         1,509           1,265          --       --
  Others..................       23,328         9,371           7,854        0.06     0.03
                            -----------   -----------     -----------      ------   ------
                              3,480,755     3,104,829       2,602,321        9.60     8.23
                            -----------   -----------     -----------      ------   ------
                            W36,262,643   W37,734,393     $31,627,184      100.00   100.00
                            ===========   ===========     ===========      ======   ======

                                  CHOHUNG BANK

     (5) Loans to financial institutions, excluding call loans and inter-bank balances, as of June 30, 2003 and December 31, 2002 are summarized as follows:

                                                          2003
                             --------------------------------------------------------------
                                        KOREAN WON               TRANSLATION
                             --------------------------------        INTO
                              LOCAL      FOREIGN                  US DOLLARS     PERCENTAGE
                             CURRENCY   CURRENCIES    TOTAL        (NOTE 2)         (%)
                             --------   ----------   --------   --------------   ----------
                                      (IN MILLIONS)             (IN THOUSANDS)
Banks......................  W     --    W257,602    W257,602      $215,910         32.62
Leasing companies..........        --      38,579      38,579        32,335          4.89
Credit cards and
  installment financing
  companies................    34,176          --      34,176        28,645          4.33
Investment financing
  companies................   115,636     193,052     308,688       258,727         39.09
Others.....................   102,061      48,526     150,587       126,215         19.07
                             --------    --------    --------      --------        ------
                             W251,873    W537,759    W789,632      $661,832        100.00
                             ========    ========    ========      ========        ======

                                                                2002
                                          ------------------------------------------------
                                                      KOREAN WON
                                          -----------------------------------
                                           LOCAL        FOREIGN                 PERCENTAGE
                                          CURRENCY    CURRENCIES      TOTAL        (%)
                                          --------   -------------   --------   ----------
                                                     (IN MILLIONS)
Banks...................................  W     --     W172,782      W172,782      22.04
Leasing companies.......................        --       63,820        63,820       8.14
Credit cards and installment financing
  companies.............................   208,907           --       208,907      26.65
Investment financing companies..........    20,990      198,413       219,403      27.99
Others..................................    70,532       48,448       118,980      15.18
                                          --------     --------      --------     ------
                                          W300,429     W483,463      W783,892     100.00
                                          ========     ========      ========     ======

     (6) Loans to Daewoo Group Companies:

     Daewoo Group Companies were placed under workout programs in August 1999 due to liquidity problems and are undergoing workout programs or court receivership as of June 30, 2003. As of June 30, 2003, the amounts owed by Daewoo Group Companies (including confirmed acceptances and guarantees and loans in guaranteed return trust accounts) are W106,180 million (US$88,995 thousand), and an allowance for possible loan losses (including allowance for possible losses on acceptances and guarantees and allowance for valuation of receivable in trust accounts) of W6,587 million (US$5,521 thousand) has been provided based on prescribed loan classifications.

     (7) Restructured loans to the companies under workout programs:

     As of June 30, 2003, the amounts owed (including confirmed guarantees and acceptances and loans in guaranteed return trust accounts) by companies other than Daewoo Group Companies and Ssangyong Group Companies under workout programs amounted to W130,547 million (US$109,418 thousand). The Bank has provided an allowance for possible loan losses (including confirmed acceptances and guarantees and those in guaranteed return trust accounts) of W21,126 million (US$17,707 thousand).

     (8) As of June 30, 2003, the total credits of the bank to SK Global amounts to W351,700 million (US$294,778 thousand), including bills bought in foreign currency classified as normal of W47,988 million (US$40,221 thousand), and in connection with these credits, the Bank provided provision for possible loan losses accrued allowance for doubtful account amounting to W149,059 million (US$124,934 thousand). As of

                                  CHOHUNG BANK
the date of this, SK Global will either be in a collaborative management with creditors' association committee or under court receivership, and thereby going-concern of the company will highly depend on the future progress of company's rescue plan and effective support of financial creditors. Therefore, actual credit loss from this credit exposure may differ materially from management's current assessment. The accompanying financial statements do not include any possible adjustments that may result from this uncertainty.

     (9) Loans to Hynix Semiconductor Inc., Hyundai Merchant Marine Co., Ltd., Ssangyong Corporation, and Ssangyong Cement Industrial Co., Ltd.:

          As of June 30, 2003, the amounts of loans, payment guarantee and others owed by Hynix Semiconductor Inc., Hyundai Merchant Marine Co., Ltd., Hyundai Corporation including the related overseas branch corporations, amounted to W105,922 million (US$88,779 thousand) and W176,208 million (US$147,689 thousand) and W16,808 million (US$14,088 thousand), respectively, and the Bank has provided an allowance for possible loan losses amounting to W126,781 million (US$106,262 thousand). In addition, the amounts owed by Ssangyong Corporation and Ssangyong Cement Industrial Co., Ltd., which include loans, payment guarantee and others, amounted to W436,044 million (US$365,471 thousand) and W143,883 million (US$120,596 thousand), respectively, and the Bank has provided an allowance for possible loan losses amounting to W238,158 million (US$199,613 thousand). These companies are under joint control of financial institute creditors' committee due to their uncertainty in future operation, and the potential impact on the Bank's operations cannot presently be determined.

     (10) Details of loans restructured for the six-month period ended June 30, 2003 including swaps of debts to equity or mandatory convertible bonds are summarized as follows (in millions of Won):

                                                           LOANS                     LOANS TO BE      LOANS        OTHER
                         STATUS OF        DATE OF         BEFORE        PRINCIPAL      SWAPPED       SWAPPED     CHANGES IN
BORROWERS                BORROWERS     RESTRUCTURING   RESTRUCTURING   FORGIVENESS   INTO EQUITY   INTO EQUITY     TERMS
---------              -------------   -------------   -------------   -----------   -----------   -----------   ----------
Inchon Oil Refinery    Court             2003.3.25       W 78,000         W --         W    --       W   --       W78,000
  Co., Ltd.            receivership
Ssangyong Corporation  Restructuring     2003.2.10         57,866           --          57,866           --            --
                       Promotion Law
Other (7 borrowers)                                        11,482          792              --        3,834         6,856
                                                         --------         ----         -------       ------       -------
                                                         W147,348         W792         W57,866       W3,834       W84,856
                                                         ========         ====         =======       ======       =======

     Loans to be swapped into equity are the receivables that were committed for swaps against equity securities in the future. As of June 30, 2003, loans to be swapped into equity in the balance sheet include W128,220 million (US$107,468 thousand) with Ssangyong Corporation, which was committed in 2002, and W1,164 million (US$976 thousand) with Kukje Corporation, which has been under court receivership since 2001.

                                  CHOHUNG BANK

     Details of loans restructured for the year ended December 31, 2002 including swaps of debts to equity or mandatory convertible bonds are summarized as follows (in millions of Won):

                                                           LOANS                     LOANS TO BE      LOANS        OTHER
                         STATUS OF        DATE OF         BEFORE        PRINCIPAL      SWAPPED       SWAPPED     CHANGES IN
BORROWERS                BORROWERS     RESTRUCTURING   RESTRUCTURING   FORGIVENESS   INTO EQUITY   INTO EQUITY     TERMS
---------              -------------   -------------   -------------   -----------   -----------   -----------   ----------
Ssangyong Corporation  Restructuring      2002.2.8       W470,627        W   --       W128,220      W 10,000      W332,407
                       Promotion Law
Hynix Semiconductor    Restructuring    2002.12.30        160,108            --             --       160,108            --
  Inc.                 Promotion Law
Ssangyong Corporation  Restructuring    2002.12.24         57,866            --             --        57,866            --
                       Promotion Law
Dongbang Textile &     Others            2002.3.23         39,783            --             --            --        39,783
  Mart Co., Ltd.
DAEWOO Electronics     Work-Out         2002.11.18         28,973            --             --        28,973            --
  Corp.
Dongsu Industrial      Court             2002.1.23         17,025            --             --         2,769        14,256
  Co., Ltd.            receivership
Bumyang Shipping Co.,  Court              2002.2.6         10,700            --             --        10,700            --
  Ltd.                 receivership
Other (7 borrowers)                                        25,182         8,975             --        15,020         1,187
                                                         --------        ------       --------      --------      --------
                                                         W810,264        W8,975       W128,220      W285,436      W387,633
                                                         ========        ======       ========      ========      ========

     Loans to be swapped into equity are the receivables that were committed for swaps against equity securities in the future. As of June 30, 2003, loans to be swapped into equity in the balance sheet include W128,220 million with Ssangyong Corporation, which was committed in 2002, and W1,164 million with Kukje Corporation, which has been under court receivership since 2001.

7.  ALLOWANCE FOR POSSIBLE LOAN LOSSES:

     (1) As of December 31, 2002 and June 30, 2003, the Bank complied with the minimum regulatory guideline for loan loss provision, as described in Note 2, announced by the Korean Financial Supervisory Commission (FSC). The allowance for possible loan losses as of December 31, 2002 and June 30, 2003 is summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                       KOREAN WON            (NOTE 2)
                                                   -------------------   ----------------
                                                     2002       2003           2003
                                                   --------   --------   ----------------
                                                      (IN BILLIONS)       (IN MILLIONS)
Loans in local currency..........................  W  797.8   W  784.6       $  657.6
Loans in foreign currencies......................      81.1      123.1          103.2
Bills bought in foreign currencies...............     126.7      154.3          129.3
Advances for customers on payment guarantees.....      26.0       15.8           13.2
Credit card accounts.............................     465.6      477.5          400.2
Privately placed bonds...........................       9.4       37.7           31.6
Financing lease receivables......................       9.7        2.8            2.4
Other............................................      88.3      101.8           85.3
                                                   --------   --------       --------
                                                   W1,604.6   W1,697.6       $1.422.8
                                                   ========   ========       ========

                                  CHOHUNG BANK

     (2) The changes in allowance for possible loan losses in 2002 and 2003 were as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                       KOREAN WON            (NOTE 2)
                                                   -------------------   ----------------
                                                     2002       2003           2003
                                                   --------   --------   ----------------
                                                      (IN BILLIONS)       (IN MILLIONS)
Beginning balance................................  W1,030.7   W1,604.6       $1,344.9
Provision for allowance..........................   1,542.9    1,183.4          991.8
Write-offs.......................................    (907.1)  (1,037.2)        (869.3)
Other changes (Note).............................     (61.9)     (53.2)         (44.6)
                                                   --------   --------       --------
Ending balance...................................  W1,604.6   W1,697.6       $1,422.8
                                                   ========   ========       ========

     (Note) Other changes are due to equity swaps, sales of loans, repurchases of loans sold by recourse obligation and collection of loan written offs.

     (3) The allowance for possible loan losses compared to total credits in bank accounts as of December 31, 2000, 2001, 2002 and June 30, 2003 is summarized as follows:

                                                                    ALLOWANCE FOR
                                 TOTAL CREDITS                   POSSIBLE LOAN LOSSES
                        --------------------------------   --------------------------------
                                        TRANSLATION INTO                   TRANSLATION INTO
                                           US DOLLARS                         US DOLLARS      COVERAGE
                         KOREAN WON         (NOTE 2)        KOREAN WON         (NOTE 2)       RATIO (%)
                        -------------   ----------------   -------------   ----------------   ---------
                        (IN BILLIONS)    (IN MILLIONS)     (IN BILLIONS)    (IN MILLIONS)
June 30, 2003.........     W46,249.5       $38,764.1          W1,697.6         $1,422.8         3.67
December 31, 2002.....      46,093.1        38,398.1           1,604.6          1,336.7         3.48
December 31, 2001.....      34,262.7        25,837.2           1,030.7            777.2         3.01
December 31, 2000.....      30,218.5        23,988.6           1,669.7          1,325.5         5.53

     (4) The following tables set forth the classification of total credits in bank accounts as of June 30, 2003 and December 31, 2002 (in billion of Won):

                                                                      2003
                                 -------------------------------------------------------------------------------
                                  NORMAL     PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS     TOTAL
                                 ---------   -------------   -----------   --------   --------------   ---------
Loans in local currency........  W34,297.9     W  956.6        W366.8      W  450.1       W155.3       W36,226.7
Loans in foreign currencies....    2,431.7        243.0         160.0          11.2          1.4         2,847.3
Bills bought in foreign
  currencies...................    1,601.1         62.8         115.3            --         68.5         1,847.7
Advances for customers on
  payment guarantees...........       10.7         22.0          28.8          11.6          3.8            76.9
Credit card accounts...........    3,663.1        371.5           0.9         541.6         71.2         4,648.3
Privately placed bonds.........      217.7         18.9          17.3           2.0           --           255.9
Financing lease receivables....      142.5           --            --           2.9          0.6           146.0
Others.........................        4.7        186.2           1.0           0.4          8.4           200.7
                                 ---------     --------        ------      --------       ------       ---------
                                 W42,369.4     W1,861.0        W690.1      W1,019.8       W309.2       W46,249.5
                                 =========     ========        ======      ========       ======       =========

     Total credits described above present the amount after deducting the present value discounts of W20.4 billion (US$17.1 million), excluding W15.5 billion (US$13.0 million) of inter-bank loans in local currency, W257.6 billion (US$215.9 million) of inter-bank loans in foreign currencies, W57.52 billion (US$482.1 million) of call loans and W1,000.0 billion (US$838.2 million) of bonds bought under resale agreements. Accounts receivable and suspense receivables that have credit attribution and subject to asset classification amounting to W8.7 billion (US$7.3 million) is included above.

                                  CHOHUNG BANK

     The Bank provides more than the minimum rate of loan loss provision required by the FSC for certain loans with restructuring companies under the Restructuring Promotion Law after the approvals of the executive directors committee and board of directors. As of June 30, 2003, the Bank provided more than 20 percent of allowance for possible loan losses amounting to W237.6 billion (US$199.1 million) for W475.3 billion (US$398.4 million) of credits as precautionary.

                                                                      2002
                                 -------------------------------------------------------------------------------
                                  NORMAL     PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS     TOTAL
                                 ---------   -------------   -----------   --------   --------------   ---------
Loans in local currency........  W31,163.2     W  719.4        W310.2      W  488.4       W 65.6       W32,746.8
Loans in foreign currencies....    2,970.1        273.1          37.1          18.0          9.6         3,307.9
Bills bought in foreign
  currencies...................    1,622.9        110.5           0.6          87.6          0.2         1,821.8
Advances for customers on
  payment guarantees...........       11.3         20.3          29.4          16.1          0.7            77.8
Credit card accounts...........    4,969.4        407.0           0.6         386.1        135.4         5,898.5
Privately placed bonds.........      136.0         24.9          24.2           0.1           --           185.2
Financing lease receivables....      167.6           --           2.1          12.9           --           182.6
Others.........................    1,676.9        185.2           3.5           0.2          6.7         1,872.5
                                 ---------     --------        ------      --------       ------       ---------
                                 W42,717.4     W1,740.4        W407.7      W1,009.4       W218.2       W46,093.1
                                 =========     ========        ======      ========       ======       =========

     Total credits above present the amounts after deducting the present value discounts of W18.5 billion, excluding W16.7 billion of inter-bank loans in local currency and W172.8 billion of inter-bank loans in foreign currencies and W655.8 billion of call loans. Accounts receivable and suspense receivables that have credit attribution and subject to asset classification amounting to W3.3 billion is included above.

     The Bank provides more than the minimum rate of loan loss provision required by the FSC for certain loans with restructuring companies under the Restructuring Promotion Law after the approvals of the executive directors committee and board of directors. As of December 31, 2002, the Bank provided more than 20 percent of allowance for possible loan losses amounting to W516.1 billion for W258.1 billion of credit exposures as precautionary.

8.  PRESENT VALUE DISCOUNTS

     (1) Present value discounts in relation to the restructured loans as of June 30, 2003 are summarized as follows:

                                                                                                  UNAMORTIZED PRESENT
                                           FACE VALUE                                               VALUE DISCOUNTS
                                --------------------------------                           ---------------------------------
                                                TRANSLATION INTO                                            TRANSLATION INTO
                                                   US DOLLARS      DISCOUNT    MATURITY                        US DOLLARS
BORROWER                         KOREAN WON         (NOTE 2)       RATE (%)      DATE        KOREAN WON         (NOTE 2)
--------                        -------------   ----------------   --------   ----------   --------------   ----------------
                                (IN MILLIONS)    (IN THOUSANDS)                            (IN MILLIONS)     (IN THOUSANDS)
Inchon Oil Refinery Co.,
  Ltd. .......................    W 66,300          $55,569          5.00     2011.12.31      W13,505           $11,319
Hanjin Shipping Co., Ltd. ....       4,809            4,031         11.50      2017.10.1        3,670             3,076
Renault Samsung Motors Co.,
  Ltd. .......................       4,242            3,555         10.00      2015.3.31        1,924             1,613
Korea Industry Development
  Co., Ltd. ..................       8,976            7,523         12.40     2011.12.31          887               743
Korean Air Lines Co., Ltd. ...       2,349            1,969         11.50      2017.10.1          788               660
Doosung Sbtech Co., Ltd. .....       2,797            2,344         16.50      2011.3.31          582               488
Hanjin Transportation Co.,
  Ltd. .......................         880              738         11.50      2017.10.1          298               250
Hanjin Heavy Industries &
  Construction Co., Ltd. .....         880              738         11.50      2008.4.20          298               250

                                  CHOHUNG BANK

                                                                                                  UNAMORTIZED PRESENT
                                           FACE VALUE                                               VALUE DISCOUNTS
                                --------------------------------                           ---------------------------------
                                                TRANSLATION INTO                                            TRANSLATION INTO
                                                   US DOLLARS      DISCOUNT    MATURITY                        US DOLLARS
BORROWER                         KOREAN WON         (NOTE 2)       RATE (%)      DATE        KOREAN WON         (NOTE 2)
--------                        -------------   ----------------   --------   ----------   --------------   ----------------
                                (IN MILLIONS)    (IN THOUSANDS)                            (IN MILLIONS)     (IN THOUSANDS)
Jungseok Enterprise Co.,
  Ltd. .......................         589              494         11.50      2017.10.1          204               171
Korean Airport Service Co.,
  Ltd. .......................         805              675         11.50      2017.10.1          122               102
Others (3 companies)..........      20,827           17,456                                        83                70
                                  --------          -------                                   -------           -------
                                  W113,454          $95,092                                   W22,361           $18,742
                                  ========          =======                                   =======           =======

     (2) Present value discounts in relation to the restructured loans as of December 31, 2002 are summarized as follows:

                                                                                                  UNAMORTIZED PRESENT
                                                 FACE VALUE                                         VALUE DISCOUNTS
                                 -------------------------------------------                --------------------------------
                                                 TRANSLATION INTO                                           TRANSLATION INTO
                                                    US DOLLARS      DISCOUNT    MATURITY                       US DOLLARS
BORROWER                          KOREAN WON         (NOTE 2)       RATE (%)      DATE       KOREAN WON         (NOTE 2)
--------                         -------------   ----------------   --------   ----------   -------------   ----------------
                                 (IN MILLIONS)    (IN THOUSANDS)                            (IN MILLIONS)    (IN THOUSANDS)
Daelim Industrial Co., Ltd. ...    W 75,380          $ 62,796        11.50       2008.9.8      W10,906          $ 9,085
Hanjin Shipping Co., Ltd. .....       4,809             4,006        11.50      2017.10.1        3,797            3,163
Renault Samsung Motors Co.,
  Ltd. ........................       4,243             3,534        10.00      2015.3.13        2,034            1,695
Korea Industry Development Co.,
  Ltd. ........................       8,976             7,478        12.40     2011.12.31        1,147              956
Korean Air Lines Co., Ltd. ....       2,349             1,957        10.00     2009.12.31          815              679
Doosung Sbtech Co., Ltd. ......       2,797             2,330        16.50      2011.3.31          659              549
Hanjin Transportation Co.,
  Ltd. ........................         880               733        11.50      2017.10.1          309              257
Hanjin Heavy Industries &
  Construction Co., Ltd. ......         880               733        11.50      2008.4.20          309              257
Jungseok Enterprise Co.,
  Ltd. ........................         589               491        11.50      2017.10.1          210              175
Korean Airport Service Co.,
  Ltd. ........................         805               671        11.50      2017.10.1          126              105
Others (11 companies)..........      21,210            17,669                                      154              128
                                   --------          --------                                  -------          -------
                                   W122,918          $102,398                                  W20,466          $17,049
                                   ========          ========                                  =======          =======

     (3) Changes in present value discounts for the six-month period ended June 30, 2003 are summarized as follows (in millions of Won):

                                             BEGINNING                         ENDING
CONDITIONS OF BORROWERS                       BALANCE    INCREASE   DECREASE   BALANCE
-----------------------                      ---------   --------   --------   -------
Work-out programs..........................   W   154    W    --    W    71    W    83
Industrial rationalization.................    16,472         --     11,091      5,381
Court receivership.........................     3,181     14,505      1,371     16,315
Composition................................       659         --         77        582
                                              -------    -------    -------    -------
                                              W20,466    W14,505    W12,610    W22,361
                                              =======    =======    =======    =======

                                  CHOHUNG BANK

9.  FIXED ASSETS

     Fixed assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Land.........................................  W  846,517   W  812,032      $  680,607
Buildings....................................     394,438      392,843         329,262
Leasehold improvements.......................      45,465       48,830          40,927
Furniture and equipment......................     485,598      483,340         405,113
Construction in progress.....................         817          881             738
                                               ----------   ----------      ----------
  Total tangible assets......................   1,772,835    1,737,926       1,456,647
Accumulated depreciation.....................    (474,016)    (464,696)       (389,486)
Goodwill.....................................     112,020       56,010          46,945
Intangible assets............................       4,300        3,977           3,333
Non-business use properties..................         173          173             145
                                               ----------   ----------      ----------
                                               W1,415,312   W1,333,390      $1,117,584
                                               ==========   ==========      ==========

     As of December 31, 2002 and June 30, 2003, the published value of land was W624,995 million and W599,562 million (US$502,525 thousand), respectively, using the disclosed public land price announced annually by the Government pursuant to the Laws on Disclosure of Land Price and Valuation of Land.

10.  OTHER ASSETS

     Other assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Guarantee deposits...........................  W  460,949   W  475,202      $  398,292
Accounts receivable..........................   1,528,507    1,344,262       1,126,697
Accrued income...............................     336,856      277,422         232,522
Prepaid expenses.............................       6,286        9,052           7,587
Deferred income tax assets (see Note 25).....     227,067      203,024         170,165
Domestic exchange settlement account -
  debit......................................   2,533,003    3,210,657       2,691,021
Adjustment for valuation of financial
  derivatives................................     139,933      176,069         147,573
Properties leased under operating leases, net
  of depreciation and allowance for loss on
  disposal of properties.....................     152,121      138,198         115,831
Loans to trust accounts......................     145,400      102,000          85,491
Accounts receivables - other.................      25,129       31,862          26,705
Other........................................     125,812      121,273         101,646
                                               ----------   ----------      ----------
                                               W5,681,063   W6,089,021      $5,103,530
                                               ==========   ==========      ==========

                                  CHOHUNG BANK

11.  COLLATERALIZED ASSETS

     Collateralized assets as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                   KOREAN WON          TRANSLATION INTO
COLLATERALIZED                               -----------------------      US DOLLARS
ASSETS                     PROVIDED TO          2002         2003       (NOTE 2) 2003         PROVIDED FOR
--------------         -------------------   ----------   ----------   ----------------   ---------------------
                                                  (IN MILLIONS)         (IN THOUSANDS)
Securities...........
                       Bank of Korea         W1,400,000   W1,401,240      $1,174,453      RP of Bank of Korea
                                                                                          (BOK)
Securities...........
                       Bank of Korea          1,050,000      720,000         603,470      Borrowings from BOK
Securities...........
                       Bank of Korea            735,000      735,000         616,042      Intra-day overdraft
                                                                                          from BOK
Securities...........
                       Bank of Korea            146,700      213,500         178,945      Settlement risk
Securities...........
                       Development Bank of
                       Singapore and
                       others                   857,700    1,257,050       1,053,600      Borrowings in foreign
                                                                                          currencies
Securities...........
                       Customer RP              695,000      365,000         305,926      Customer RP
Securities...........
                       Korea Securities
                       Finance Corporation       65,000           --              --      Fund of government
                                                                                          bonds
Securities...........
                       Samsung Futures
                       Inc. and other            19,500       30,500          25,564      Futures transaction
Securities...........
                       KAMCO                     25,988       25,988          21,782      Settlement of sales
                                                                                          of non-performing
                                                                                          loans
Securities...........
                       CHB NPL 1st SPC           40,000       40,000          33,526      Collateral regarding
                                                                                          the issuance of ABS
Securities...........
                       Seoul Guarantee
                       Insurance Co. and
                       other                     78,802       75,412          63,207      Securities lent
Real estate for
business purpose.....
                       Lessees                   12,015       12,479          10,459      Key money deposit for
                                                                                          rent
                                             ----------   ----------      ----------
                                             W5,125,705   W4,876,169      $4,086,974
                                             ==========   ==========      ==========

12.  INSURED ASSETS

     Assets insured as of December 31, 2002 and June 30, 2003 are as follows (in millions of Won):

                                                        BOOK VALUE          INSURED AMOUNT
                                                    -------------------   -------------------
TYPE OF INSURANCE                 ASSETS              2002       2003       2002       2003
-----------------         -----------------------   --------   --------   --------   --------
Fire....................  Buildings                 W319,173   W312,795   W312,958   W312,817
                          Furniture and equipment    132,312    147,522    143,824    146,659
                                                    --------   --------   --------   --------
                                                    W451,485   W460,317   W456,782   W459,476
                                                    ========   ========   ========   ========

                                  CHOHUNG BANK

13.  DEPOSITS

     (1) Deposits as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                    KOREAN WON               (NOTE 2)
                                             -------------------------   ----------------
                                                2002          2003             2003
                                             -----------   -----------   ----------------
                                                   (IN MILLIONS)          (IN THOUSANDS)
Deposits in local currency.................  W38,538,270   W35,762,082     $29,974,086
Deposits in foreign currencies.............    1,195,292     1,293,353       1,084,027
Negotiable certificates of deposits........    4,151,898     3,562,364       2,985,805
Deposits in bills issued...................    1,106,525     2,396,288       2,008,455
Trust of cash management accounts..........      133,854       176,837         148,217
                                             -----------   -----------     -----------
                                             W45,125,839   W43,190,924     $36,200,590
                                             ===========   ===========     ===========

     (2) Deposits in local currency and foreign currencies from other banks and financial institutions as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)       PERCENTAGE (%)
                              -----------------------   ----------------   ---------------
                                 2002         2003            2003          2002     2003
                              ----------   ----------   ----------------   ------   ------
                                   (IN MILLIONS)         (IN THOUSANDS)
Commercial banks............  W1,415,175   W  895,187      $  750,304       45.50    33.21
Securities companies........     471,969      489,781         410,511       15.18    18.17
Insurance companies.........     247,007      269,645         226,004        7.94    10.00
Savings institutions........     696,889      695,419         582,867       22.41    25.79
Other financial
  institutions..............     279,113      345,802         289,835        8.97    12.83
                              ----------   ----------      ----------      ------   ------
                              W3,110,153   W2,695,834      $2,259,521      100.00   100.00
                              ==========   ==========      ==========      ======   ======

14.  BORROWINGS

     Borrowings as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Borrowings in local currency:
  General borrowings.........................  W1,288,124   W1,435,939      $1,203,536
  Subordinated borrowings....................      15,000           --              --
                                               ----------   ----------      ----------
                                                1,303,124    1,435,939       1,203,536
Borrowings in foreign currencies.............   3,536,020    2,961,342       2,482,057
Bonds sold under repurchase agreements.......     995,311    1,273,563       1,067,440
Bills sold...................................     900,459      792,599         664,319
Due to Bank of Korea in foreign currencies...      14,372        8,018           6,720
Call money...................................      94,435      344,865         289,050
                                               ----------   ----------      ----------
                                               W6,843,721   W6,816,326      $5,713,122
                                               ==========   ==========      ==========

                                  CHOHUNG BANK

15.  DEBENTURES

     (1) Debentures as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                            TRANSLATION INTO
                                                                               US DOLLARS
                                                        KOREAN WON              (NOTE 2)
                               INTEREST RATE PER  -----------------------   ----------------
                                     ANNUM           2002         2003            2003
                               -----------------  ----------   ----------   ----------------
                                                       (IN MILLIONS)         (IN THOUSANDS)
Debentures in local currency:
General debentures...........  4.30-6.97%
                               CD+0.24-0.35       W4,108,792   W5,526,777      $4,632,283
Subordinated debentures......  6.00-18.00%         1,002,000    1,100,000         921,968
Hybrid debts (Note)..........                             --      272,564         228,450
                                                  ----------   ----------      ----------
                                                   5,110,792    6,899,341       5,782,701
Discounts on debentures......                        (84,399)    (155,271)       (130,141)
                                                  ----------   ----------      ----------
                                                   5,026,393    6,744,070       5,652,560
                                                  ----------   ----------      ----------
Debentures in foreign
  currencies:
Subordinated debentures......  6M Libor + 4.95%,
                               11.50-11.88%          653,834      643,231         539,126
                                                  ----------   ----------      ----------
                                                     653,834      643,231         539,126
Discounts on debentures......                         (7,878)      (7,677)         (6,435)
                                                  ----------   ----------      ----------
                                                     645,956      635,554         532,691
                                                  ----------   ----------      ----------
                                                  W5,672,349   W7,379,624      $6,185,252
                                                  ==========   ==========      ==========

---------------
(Note) The Bank issued Hybrid debts amounting to W272,564 million by filing at Korea Securities Depository in order to raise BIS ratio during the six-month period ended June 30, 2003, and the details are as follows:

                                                 DETAILS
                                                 -------
1. Repurchase claim    Repurchase claim option is owned by the issuer, and after 5
   (call option)       years from the issue date, a call option can be exercised
                       for a repurchase under the approval of the chief of the FSS.
2. Interest rate       Annual interest rate of 7.80% for 10 years from the issue
                       date and after 10 years annual interest rate of 7.80% +
                       (7.80% -- interest rate for 5-year maturity public bond
                       issued on the same date) X 50% is applied.
3. Conditions for      Interests are paid at the end of every 3-month period,
   interest payments   calculated on a monthly basis.
4. Date of maturity    Matured in 30 years from the issue date but the date of
                       maturity can be extended by the Bank at any time.

                                  CHOHUNG BANK

16.  ALLOWANCE FOR POSSIBLE LOSSES ON CONFIRMED ACCEPTANCES AND GUARANTEES

     (1) The classifications of confirmed acceptances and guarantees as of December 31, 2002 and June 30, 2003 are summarized as follows (in billions of Won):

                                                              2003
                           ---------------------------------------------------------------------------
                           NORMAL   PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS    TOTAL
                           ------   -------------   -----------   --------   --------------   --------
Confirmed acceptances and
  guarantees.............  W999.2      W128.5          W35.2        W0.2          W2.2        W1,165.3
Required ratio of
  allowance for credit
  losses to credit
  balances...............       0%          0%            20%         50%          100%
Minimum required
  allowance for credit
  losses.................  W   --      W   --          W 7.0        W0.1          W2.2        W    9.3
Allowance for credit
  losses recorded........  W   --      W 59.7          W16.9        W0.1          W2.2        W   78.9

                                                              2002
                           ---------------------------------------------------------------------------
                           NORMAL   PRECAUTIONARY   SUBSTANDARD   DOUBTFUL   ESTIMATED LOSS    TOTAL
                           ------   -------------   -----------   --------   --------------   --------
Confirmed acceptances and
  guarantees.............  W960.4      W134.2          W2.2        W140.1         W0.7        W1,237.6
Required ratio of
  allowance for credit
  losses to credit
  balances...............       0%          0%           20%           50%         100%
Minimum required
  allowance for credit
  losses.................  W   --      W   --          W0.4        W 70.1         W0.7        W   71.2
Allowance for credit
  losses recorded........  W   --      W 54.7          W0.4        W 70.1         W0.7        W  125.9

     (2) Percentages of allowances for acceptances and guarantees outstanding on the aggregate amount of acceptances and guarantees outstanding as of December 31, 2000, 2001, 2002 and June 30, 2003 are summarized as follows (in billions of
Won):

                                       AS OF               AS OF               AS OF             AS OF
                                 DECEMBER 31, 2000   DECEMBER 31, 2001   DECEMBER 31, 2002   JUNE 30, 2003
                                 -----------------   -----------------   -----------------   -------------
Aggregate amount of acceptances
  and guarantees confirmed.....      W2,782.0            W2,190.7            W1,237.6          W1,165.3
Allowances for acceptances and
  guarantees confirmed.........      W   63.8            W   51.6            W  125.9          W   78.9
Coverage ratio (%).............          2.29%               2.36%              10.17%             6.77%

                                  CHOHUNG BANK

17.  OTHER ALLOWANCES

     Other allowances as of December 31, 2002 and June 30, 2003 are as follows:

                                                                        TRANSLATION INTO
                                                                           US DOLLARS
                                                       KOREAN WON           (NOTE 2)
                                                    -----------------   ----------------
                                                     2002      2003           2003
                                                    -------   -------   ----------------
                                                      (IN MILLIONS)      (IN THOUSANDS)
Additional loss expected on sale of non-performing
  loans with the right of recourse (Note 1).......  W10,000   W25,000       $20,954
Allowance on unused cash advance service limit
  (Note 2)........................................      863     4,379         3,670
Allowance on credit card points accumulated (Note
  3)..............................................    2,494     3,273         2,743
Additional loss expected due to pending lawsuits
  (Note 4)........................................    2,000     2,000         1,677
                                                    -------   -------       -------
                                                    W15,357   W34,652       $29,044
                                                    =======   =======       =======

---------------

     (Note 1) Additional loss expected from the non-performing loans with the right of recourse sold to KAMCO.

     (Note 2) 1% of allowance on the amount calculated by deducting the cash advances used by the credit card holders from the 75% of the total cash advance service limits.

     (Note 3) Expected future expenses due to the credit card points accumulated and unused by the credit card holders of the Bank as of June 30, 2003.

     (Note 4) Additional loss expected from the pending lawsuit filed by Janghang Mutual Savings Bank claiming a refund of deposits.

18.  OTHER LIABILITIES

     Other liabilities as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Accrued severance benefits (Note 2)..........  W   51,560   W   70,748      $   59,298
Deposits with employee retirement trust (Note
  2).........................................     (30,000)     (30,000)        (25,145)
Allowance for possible losses on acceptances
  and guarantees.............................     125,923       78,885          66,118
Other allowance for bad debts................      15,357       34,652          29,044
Borrowings from trust accounts...............     446,698      450,743         377,791
Foreign exchange remittances pending.........      57,879       27,136          22,744
Accounts payable.............................   1,444,027    1,317,908       1,104,608

                                  CHOHUNG BANK

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Accrued expenses.............................     889,362      906,237         759,565
Unearned revenues............................      99,788       96,900          81,217
Deposits for letters of guarantees and
  other......................................      63,133       66,917          56,087
Domestic exchange settlement
  account -- credit..........................   2,318,345    2,521,635       2,113,515
Accounts payable -- other....................     168,580      379,200         317,828
Adjustment for valuation of financial
  derivatives................................      80,986      113,467          95,103
Others.......................................     530,443      611,111         512,204
                                               ----------   ----------      ----------
                                               W6,262,081   W6,645,539      $5,569,977
                                               ==========   ==========      ==========

19.  SHAREHOLDERS' EQUITY

     (1) Common stock:

          The Bank has 2,000,000,000 authorized shares of common stock, W5,000 par value, of which 679,118,429 common shares were issued and outstanding as of June 30, 2003.

          In accordance with the general shareholders' meeting held on January 27, 1999, the Bank reduced its outstanding shares at the rate of 4.5045 shares to one share under a capital reduction without consideration. The capital reduction resulted in a decrease of W723.9 billion in the common stock and a gain for the same amount, which was offset against accumulated deficit in 1999. On February 19, 1999, May 7, 1999 and September 30, 1999, the Bank increased its common stock by a total of W2,717.9 billion by issuing 544 million shares to Korea Deposit Insurance Corporation (KDIC) at par value. In addition, the Bank increased its common stock as a result of the acquisitions of Chungbuk Bank and Kangwon Bank. On November 23, 1999, the Bank increased its common stock by W275.0 billion through an offering of 55,000,000 shares of common stock for an aggregate offer price of approximately W302.5 billion. For the year ended December 31, 2002, the Bank increased its common stock by 40,314 shares amounting to W201 million through the exercise of stock warrants, and as of June 30, 2003, the common stock of the Bank amounts to W3,395,592 million (US$2,846,025 thousand).

     (2) Disposition of accumulated deficit:

          To dispose of the accumulated deficit, on February 28, 1998, the Bank transferred voluntary reserves amounting to W279.3 billion and on February 18, 1999, capital surplus, statutory reserves and other voluntary reserves totaling to W1,196.0 billion were also transferred. On February 12, 1999, the Bank disposed of its accumulated deficits using the gain on reduction of capital stock of W723.9 billion, which was recognized by resolution in a temporary general meeting of shareholders held on January 27, 1999. In 2002, the Bank disposed of its accumulated deficits using capital in excess of par value of W24 million (US$20 thousand) derived from the execution of the stock warrants and gains on disposal of treasury stock (classified as other capital surplus) of W45,155 million (US$37,617 thousand).

     (3) Other reserves:

          Other reserves were appropriated in the branches located in Tokyo and Mumbai according to the banking laws of Japan and India, respectively, and may be used to offset a deficit incurred in those branches exclusively. The beginning balance of other reserves for the current period was W10,619

                                  CHOHUNG BANK
     million (US$8,900 thousand) and ending balance was W10,639 million (US$8,917 thousand), reflecting W20 million (US$17 thousand) of foreign currency translation gain.

     (4) Capital adjustments:

     Capital adjustments as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                        TRANSLATION INTO
                                                                           US DOLLARS
                                                      KOREAN WON            (NOTE 2)
                                                 --------------------   ----------------
                                                   2002        2003           2003
                                                 ---------   --------   ----------------
                                                    (IN MILLIONS)        (IN THOUSANDS)
Stock option cost..............................  W   2,456   W  2,172       $  1,820
Loss on valuation of securities, net...........   (185,007)   194,081        162,670
                                                 ---------   --------       --------
                                                 W(182,551)  W196,253       $164,490
                                                 =========   ========       ========

             1) Stock option costs:

                On March 27, 2000, March 9, 2001, March 29, 2002 and March 28, 2003, the Bank granted stock options, which give the grantee the right to buy the Bank's shares, to the management of the Bank including the president and deputy-president. The number of stock options granted will be determined depending on the relative stock price increase rate of the Bank over the banking industry's stock price increase rate, the Bank's non-performing loans ratio, and BIS capital ratio. If the stock options are exercised, the Bank has the option either to issue new shares or shares held as treasury stock, or to pay the difference between the market price and the exercise price in cash or with treasury stocks.

                The summary of stock options granted as of June 30, 2003 is summarized as follows:

                             FIRST             SECOND              THIRD             FOURTH
DESCRIPTION                  GRANT              GRANT              GRANT              GRANT
-----------                  -----             ------              -----             ------
Exercisable number of
  shares.............  969,200 shares     664,000 shares     312,000 shares     312,000 shares
Type.................  Share issue        Share issue        Share issue        Share issue
Exercise price.......  W5,000 per share   W5,000 per share   W5,657 per share   W5,000 per share
Exercisable period...  2003.3.28-         2004.3.10-         2004.3.30-         2005.3.29-
                       2006.3.27          2007.3.9           2007.3.29          2008.3.28
Valuation method.....  Fair value         Fair value         Fair value         Fair value
                       approach           approach           approach           approach

                As the number of stock options to be exercised was previously settled on March 27, 2000, the stock option cost amounting to W773 million (US$ 648 thousand) pertaining to the non-exercised stock options paid by the Bank was presented as deduction from stock options and expensed during the current operation.

                                  CHOHUNG BANK

                The summary of stock option costs over the exercisable period is summarized as follows (in millions of Won):

                                           FIRST    SECOND    THIRD    FOURTH
DESCRIPTION                                GRANT    GRANT     GRANT    GRANT     TOTAL
-----------                                ------   ------   -------   ------   -------
Total stock option costs.................  W  989   W 912    W 1,451   W 460    W 3,812
Amortized in prior periods...............     989     862        605      --      2,456
Amortized for the six-month period ended
  June 30, 2003..........................    (773)     50        363      78       (282)
To be amortized after current period.....      --      --        483     382        865

                The Bank estimated stock option costs using the Black/Scholes Pricing Model as follows:

DESCRIPTION                                                APPLICATION
-----------                                                -----------
Risk free rate...........................   Yield of 3 year treasury bond (9.07% for
                                            the
                                            first, 5.99% for the second, 6.39% for
                                            the
                                            third and 4.68% for the fourth grant)
Expected exercising period...............   4.5 years for the first and second, 3.5
                                            years
                                            for the third and fourth
Expected variable of stock price.........   81% for the first, 95% for the second,
                                            93%
                                            for the third and 83% for the fourth,
                                            which
                                            are the annualized standard deviation of
                                            expected stock investment yield based on
                                            continuous compounding method
Weight average of exercise price.........   W5,000 per share (for the first, second
                                            and
                                            fourth) and W5,657 (for the third)
Weight average of fair value.............   W989 million (for the first), W912
                                            million
                                            (for the second), W1,451 million (for the
                                            third) and W460 million (for the fourth)

             2) Loss on valuation of securities, net:

                Loss on valuation of securities as of December 31, 2002 and June 30, 2003 consisted of:

                                                                          TRANSLATION INTO
                                                                             US DOLLARS
                                                       KOREAN WON             (NOTE 2)
                                                 ----------------------   ----------------
                                                    2002        2003            2003
                                                 ----------   ---------   ----------------
                                                     (IN MILLIONS)         (IN THOUSANDS)
Valuation of investment securities of
  subsidiaries using the equity method.........  W   23,386   W  23,193       $ 19,439
Loss on valuation of available-for-sale
  securities of overseas branches..............        (451)       (332)          (278)
Loss on valuation of available-for-sale
  securities of headquarters...................    (207,942)    171,220        143,509
                                                 ----------   ---------       --------
                                                 W (185,007)  W 194,081       $162,670
                                                 ==========   =========       ========

                                  CHOHUNG BANK

20.  INTEREST ON LOANS

     For the quarters ended June 30, 2002 and 2003, the interest on loans included income from credit card cash advances and card loans amounting to W138.8 billion and W116.5 billion (US$97.6 million), respectively. For the six-month periods ended June 30, 2002 and 2003, the interest on loans included income from credit card cash advances and card loans amounting to W276.2 billion and W234.8 billion (US$196.8 million), respectively.

21.  FEES AND COMMISSIONS

     Fees and commissions for the quarters and six-month periods ended June 30, 2002 and 2003 are summarized as follows:

                                                                          TRANSLATION INTO
                                                                             US DOLLARS
                                           KOREAN WON                         (NOTE 2)
                            -----------------------------------------   ---------------------
                               QUARTER ENDED       SIX MONTHS ENDED     QUARTER    SIX MONTHS
                                 JUNE 30,              JUNE 30,          ENDED       ENDED
                            -------------------   -------------------   JUNE 30,    JUNE 30,
                              2002       2003       2002       2003       2003        2003
                            --------   --------   --------   --------   --------   ----------
                                          (IN MILLIONS)                    (IN THOUSANDS)
Guarantee fees............  W  2,159   W  4,026   W  4,615   W  6,032   $  3,374    $  5,056
Fees and Commission on
  credit card accounts....   144,893    118,772    275,309    240,977     99,549     201,975
Commissions received from
  early termination of
  trust accounts..........        90         70        225        132         59         111
Service charges on other
  financial services......    49,083     52,321     91,019    101,879     43,853      85,390
                            --------   --------   --------   --------   --------    --------
                            W196,225   W175,189   W371,168   W349,020   $146,835    $292,532
                            ========   ========   ========   ========   ========    ========

     Fees and commissions included income from credit card purchases and installment payments.

22.  OTHER NON-INTEREST INCOME

     Other income of non-interest income for the quarters and six-month periods ended June 30, 2002 and 2003 are summarized as follows:

                                                                           TRANSLATION INTO
                                                                              US DOLLARS
                                              KOREAN WON                       (NOTE 2)
                                --------------------------------------   ---------------------
                                  QUARTER ENDED      SIX MONTHS ENDED    QUARTER    SIX MONTHS
                                    JUNE 30,             JUNE 30,         ENDED       ENDED
                                -----------------   ------------------   JUNE 30,    JUNE 30,
                                 2002      2003      2002       2003       2003        2003
                                -------   -------   -------   --------   --------   ----------
                                            (IN MILLIONS)                   (IN THOUSANDS)
Reversal of allowance for
  possible losses of
  acceptances and
  guarantees..................  W   730   W    --   W 9,170   W 47,038   $    --     $ 39,425
Gain on disposal of fixed
  assets......................    4,868        16     5,297      5,006        13        4,196
Recovery of available-for-sale
  securities impairment
  loss........................       --    17,418        --     17,418    14,599       14,599
Other.........................   26,009    47,284    58,649     83,880    39,631       70,304
                                -------   -------   -------   --------   -------     --------
                                W31,607   W64,718   W73,116   W153,342   $54,244     $128,524
                                =======   =======   =======   ========   =======     ========

                                  CHOHUNG BANK

23.  GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the quarters and six-month periods ended June 30, 2002 and 2003 are summarized as follows:

                                                                          TRANSLATION INTO
                                                                             US DOLLARS
                                         KOREAN WON                           (NOTE 2)
                        ---------------------------------------------   ---------------------
                            QUARTER ENDED         SIX MONTHS ENDED      QUARTER    SIX MONTHS
                              JUNE 30,                JUNE 30,           ENDED       ENDED
                        ---------------------   ---------------------   JUNE 30,    JUNE 30,
                          2002        2003        2002        2003        2003        2003
                        ---------   ---------   ---------   ---------   --------   ----------
                                        (IN MILLIONS)                      (IN THOUSANDS)
Salaries..............  W  96,449   W  85,496   W 167,391   W 155,208   $ 71,659    $130,088
Provision for
  severance
  benefits............      7,898       5,059      17,475      19,639      4,240      16,459
Other employee
  benefits............     17,584      25,137      32,173      42,134     21,069      35,315
Rent..................      5,950       7,720      11,404      15,120      6,471      12,673
Entertainment.........      1,895       1,778       3,730       3,520      1,490       2,950
Depreciation..........     16,346      22,875      30,900      43,567     19,173      36,516
Amortization of
  intangible assets...     28,206      28,167      56,403      56,333     23,608      47,216
Taxes and dues........      9,355       7,500      16,476      16,898      6,286      14,163
Advertising...........      4,611       1,530       7,579       3,332      1,282       2,793
Other.................     32,665      34,105      64,252      65,820     28,585      55,167
                        ---------   ---------   ---------   ---------   --------    --------
                        W 220,959   W 219,367   W 407,783   W 421,571   $183,863    $353,340
                        =========   =========   =========   =========   ========    ========

24.  OTHER NON-INTEREST EXPENSES

     Other expenses of non-interest expenses for the quarters and six-month periods ended June 30, 2002 and 2003 are summarized as follows:

                                                                           TRANSLATION INTO
                                                                              US DOLLARS
                                            KOREAN WON                         (NOTE 2)
                            ------------------------------------------   ---------------------
                               QUARTER ENDED        SIX MONTHS ENDED     QUARTER    SIX MONTHS
                                 JUNE 30,               JUNE 30,          ENDED       ENDED
                            -------------------   --------------------   JUNE 30,    JUNE 30,
                              2002       2003       2002       2003        2003        2003
                            --------   --------   --------   ---------   --------   ----------
                                          (IN MILLIONS)                     (IN THOUSANDS)
Loss on disposal of fixed
  assets..................  W 16,636   W     17   W 17,543   W   7,450   $    14     $  6,244
Insurance.................     8,243     17,640     16,102      35,094    14,785       29,414
Allowance for possible
  losses..................        --     25,068         --      27,856    21,011       23,348
Other.....................    40,065     49,598     58,212      56,161    41,571       47,071
                            --------   --------   --------   ---------   -------     --------
                            W 64,944   W 92,323   W 91,857   W 126,561   $77,381     $106,077
                            ========   ========   ========   =========   =======     ========

25.  INCOME TAX EXPENSE:

     The annual tax charge takes into account current income tax on taxable income and expenses for the period, and deferred taxes resulting from timing differences and loss carryforward. Deferred taxes are calculated according to the liability method for the timing differences added or deducted during the year and

                                  CHOHUNG BANK
loss carryforward using the future year's estimated tax rate. The Bank is subject to a number of taxes based on earnings, which result in the normal tax rate of 30.8 percent in 2002. Beginning 2002, it decreased to 29.7 percent.

     (1) Income tax expense for the six-month periods ended June 30, 2002 and 2003 consisted of the following:

                                                                        TRANSLATION INTO
                                                                           US DOLLARS
                                                      KOREAN WON            (NOTE 2)
                                                  -------------------   ----------------
                                                    2002       2003           2003
                                                  --------   --------   ----------------
                                                     (IN MILLIONS)       (IN THOUSANDS)
Domestic offices:
  Income tax to be paid.........................  W     48   W     --       $     --
  Tax effect on changes in cumulative temporary
     differences................................   (13,044)   (28,757)       (24,103)
  Tax effect on changes in tax loss
     carryforward...............................    23,044     52,757         44,219
                                                  --------   --------       --------
                                                  W 10,048   W 24,000       $(20,116)
                                                  --------   --------       --------
Overseas offices:
  Income tax to be paid.........................  W    605   W  1,271       $  1,065
  Tax effect on changes in cumulative temporary
     differences................................       958        (43)           (36)
                                                  --------   --------       --------
                                                     1,563      1,228          1,029
                                                  --------   --------       --------
Income tax expense..............................  W 11,611   W 25,228       $ 21,145
                                                  ========   ========       ========

     (2) For the six-month periods ended June 30, 2002 and 2003, the differences between the income before income tax in financial accounting and the taxable income pursuant to Corporate Income Tax Law of Korea are summarized as follows:

                                                                                 TRANSLATION INTO
                                                                                    US DOLLARS
                                                          KOREAN WON                 (NOTE 2)
                                                 -----------------------------   ----------------
                                                     2002            2003              2003
                                                 -------------   -------------   ----------------
                                                 (IN MILLIONS)   (IN MILLIONS)    (IN THOUSANDS)
Income (loss) before income tax................    W 65,556        W(394,054)       $(330,277)
Permanent differences..........................      (2,350)          (4,314)          (3,616)
Temporary differences..........................      78,402          (52,057)         (43,632)
                                                   --------        ---------        ---------
                                                    141,608         (450,425)        (377,525)
Tax loss carryforward..........................     141,608               --               --
                                                   --------        ---------        ---------
Taxable income (Tax loss)......................    W     --        W(450,425)       $(377,525)
                                                   ========        =========        =========

                                  CHOHUNG BANK

     (3) Details of cumulative temporary differences and loss carryforward, including their increase and decrease, for the current period are summarized as follows (in millions of Won):

                                     BEGINNING                             ENDING
ACCOUNTS                              BALANCE     INCREASE   DECREASE     BALANCE
--------                             ----------   --------   ---------   ----------
Allowance for possible loan
  losses...........................  W  388,134   W270,312   W 388,134   W  270,312
  Goodwill.........................    (112,021)        --     (56,010)     (56,011)
  Accrued interest.................    (184,142)   (67,170)   (122,691)    (128,621)
  Allowance for possible losses of
     confirmed acceptances and
     guarantees....................     125,923    106,853     125,923      106,853
  Gain on valuation of
     derivatives...................     (58,946)        --          --      (58,946)
  Impairment loss on
     available-for-sale
     securities....................     542,999      2,169     155,905      389,263
  Loans for debt-equity swap.......     272,568    113,202      10,511      375,259
  Other............................     107,887     48,363      24,014      132,236
                                     ----------   --------   ---------   ----------
                                      1,082,402    473,729     525,786    1,030,345
  Tax loss carryforward............   2,522,575         --          --    2,522,575
                                     ----------   --------   ---------   ----------
                                     W3,604,977   W473,729   W 525,786   W3,552,920
                                     ==========   ========   =========   ==========

     Some of the estimated amounts of cumulative temporary differences as of December 31, 2002 were differently finalized in filing its tax return. These differences reflected and accounted for prospectively and the beginning balance of cumulative temporary differences of the six-month period ended June 30, 2003 are based on the actual tax return file of prior year.

     (4) Deferred income tax assets as of June 30, 2003 are summarized as follows (in millions of Won):

                                                       AS OF                     AS OF
                                                    DECEMBER 31,    INCREASE    JUNE 30,
                                                        2002       (DECREASE)     2003
                                                    ------------   ----------   --------
Domestic offices..................................    W220,029      W(24,000)   W196,029
Overseas offices..................................       7,038           (43)      6,995
                                                      --------      --------    --------
                                                      W227,067      W(24,043)   W203,024
                                                      ========      ========    ========

     The Bank recognized the deferred income tax assets resulting from temporary difference and loss carryforward as of December 31, 2002 due to the likelihood of its realization. Although the Bank incurred net loss in 2003, the Bank has projected that results will continue to improve and the Bank has recognized the deferred income tax assets resulting from temporary differences and loss carryforwards.

                                  CHOHUNG BANK

     (5) Tax loss carryforwards are subject to a five-year carryforward period. The details of tax loss carryforwards together with their effective period as of June 30, 2003 are summarized as follows (in millions of Won):

                                    AS OF                        REMAINING BALANCE
                                 DECEMBER 31,       USE IN        AS OF JUNE 30,       PERIOD
YEAR INCURRED                        2002       CURRENT PERIOD         2003          DEDUCTIBLE
-------------                    ------------   --------------   -----------------   ----------
1998...........................   W1,644,564        W  --           W1,644,564        By 2003
1999...........................      712,840           --              712,840        By 2004
2000...........................      165,171           --              165,171        By 2005
                                  ----------        -----           ----------
                                  W2,522,575        W  --           W2,522,575
                                  ==========        =====           ==========

     The tax loss carryforwards incurred in 1999 were taken over from Kangwon Bank and Chungbuk Bank through the merger. However, for taxation purposes, this loss carryforward is separately maintained and deductible only when the related business division reports taxable income.

26.  TRANSACTIONS WITH AFFILIATED COMPANIES:

     (1) Subsidiaries as of June 30, 2003 are summarized as follows (in millions of Won):

                                            CAPITAL                               EQUITY
SUBSIDIARIES                                 STOCK        NUMBER OF SHARES     OWNERSHIP (%)
------------                             -------------   -------------------   -------------
In Korea:
  Chohung Investment Trust Management       45,000       7,179,678                 79.77
     Co., Ltd. ........................
Outside of Korea:
  Chohung Finance Ltd., Hong Kong......     17,897       149,999                   99.99
  Chohung Bank of America..............     53,309       400,000                  100.00
  Chohung Bank (Deutschland) GmbH......     20,897       Limited partnership      100.00
  Chohung Vina Bank....................     23,862       Limited partnership       50.00

     Chohung Bank of New York and California Chohung Bank entered into a merger agreement on March 24, 2003 establishing Chohung Bank of America.

     (2) Significant balances with related parties as of June 30, 2003 are summarized as follows (in millions of Won):

  ASSETS

                                                  DUE FROM
                                              BANKS IN FOREIGN   LOANS IN FOREIGN    CALL
                                                 CURRENCIES         CURRENCIES       LOANS
                                              ----------------   ----------------   -------
Chohung Finance Ltd., Hong Kong.............        W --             W 48,917       W    --
Chohung Bank of America.....................          59                   --            --
Chohung Bank (Deutschland) GmbH.............         850               93,820         9,692
Chohung Vina Bank...........................          --                   --         9,545
                                                    ----             --------       -------
                                                    W909             W142,737       W19,237
                                                    ====             ========       =======

                                  CHOHUNG BANK

  LIABILITIES

                                            DEPOSITS    DEPOSITS    BORROWINGS
                                            IN LOCAL   IN FOREIGN   IN FOREIGN    CALL
                                            CURRENCY   CURRENCIES   CURRENCIES    MONEY
                                            --------   ----------   ----------   -------
Chohung Investment Trust Management Co.,
  Ltd. ...................................  W59,428       W --       W     --    W    --
Chohung Finance Ltd., Hong Kong...........       --        195         49,058      5,519
Chohung Bank (Deutschland) GmbH...........       --         --        111,572     20,435
Chohung Vina Bank.........................       --         --         26,248         --
                                            -------       ----       --------    -------
                                            W59,428       W195       W186,878    W25,954
                                            =======       ====       ========    =======

     Significant transactions with related parties for the six-month periods ended June 30, 2003 are summarized as follows (in millions of Won):

                                                              INTEREST   INTEREST
                                                               INCOME    EXPENSE
                                                              --------   --------
Chohung Investment Trust Management Co., Ltd. ..............   W    1     W1,450
Chohung Finance Ltd., Hong Kong.............................      172        240
Chohung Bank of America.....................................       12         --
Chohung Bank (Deutschland) GmbH.............................      868      2,090
Chohung Vina Bank...........................................       30        427
                                                               ------     ------
                                                               W1,083     W4,207
                                                               ======     ======

     (3) Significant balances with related parties as of December 31, 2002 are summarized as follows (in millions of Won):

  ASSETS

                                                   DUE FROM BANKS     LOANS IN
                                                     IN FOREIGN       FOREIGN      CALL
                                                     CURRENCIES      CURRENCIES    LOANS
                                                  ----------------   ----------   -------
Chohung Finance Ltd., Hong Kong.................       W   --         W 69,623    W    --
Chohung Bank of New York........................        1,154           10,804         --
Chohung Bank (Deutschland) GmbH.................        2,834          104,150      8,517
California Chohung Bank.........................          847               --         --
Chohung Vina Bank...............................           --               --      3,001
                                                       ------         --------    -------
                                                       W4,835         W184,577    W11,518
                                                       ======         ========    =======

  LIABILITIES

                                            DEPOSITS    DEPOSITS    BORROWINGS
                                            IN LOCAL   IN FOREIGN   IN FOREIGN    CALL
                                            CURRENCY   CURRENCIES   CURRENCIES    MONEY
                                            --------   ----------   ----------   -------
Chohung Investment Trust Management Co.,
  Ltd. ...................................  W55,939       W --       W     --    W    --
Chohung Finance Ltd., Hong Kong...........       --        372         77,370      3,082
Chohung Bank (Deutschland) GmbH...........       --         --        136,141     14,495
Chohung Vina Bank.........................       --         --         54,018         --
                                            -------       ----       --------    -------
                                            W55,939       W372       W267,529    W17,577
                                            =======       ====       ========    =======

                                  CHOHUNG BANK

     Significant transactions with related parties for the six-month period ended June 30, 2002 are summarized as follows (in millions of Won):

                                                              INTEREST   INTEREST
                                                               INCOME    EXPENSE
                                                              --------   --------
Chohung Investment Trust Management Co., Ltd................   W   --     W2,448
Chohung Finance Ltd., Hong Kong.............................      269        443
Chohung Bank of New York....................................      265          7
Chohung Bank (Deutschland) GmbH.............................    3,027      4,239
Chohung Vina Bank...........................................        7      1,122
                                                               ------     ------
                                                               W3,568     W8,259
                                                               ======     ======

     (4) Guarantees and acceptances provided by the Bank to affiliated companies as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                     TRANSLATION INTO
                                                        US DOLLARS
                                     KOREAN WON          (NOTE 2)
                                  ----------------   ----------------
BENEFICIARY                        2002     2003           2003            DESCRIPTION
-----------                       ------   -------   ----------------   ------------------
                                   (IN MILLIONS)      (IN THOUSANDS)
Chohung Finance Ltd., Hong
  Kong..........................  W1,921   W   239        $  201        L/C guarantees
Chohung Bank of America.........      --    10,589         8,875        L/C guarantees
Chohung Bank....................                                        Guarantees for L/C
(Deutschland) GmbH..............     158        --            --        and borrowings
Chohung Bank of New York........   2,281        --            --        L/C guarantees
                                  ------   -------        ------
                                  W4,360   W10,828        $9,076
                                  ======   =======        ======

27.  COMMITMENTS AND CONTINGENCIES:

     In the normal course of its commercial banking business, the Bank makes various commitments and incurs certain contingent liabilities, which are not recorded in the financial statements.

                                  CHOHUNG BANK

     (1) Guarantees and acceptances provided by the Bank as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                     KOREAN WON              (NOTE 2)
                                               -----------------------   ----------------
                                                  2002         2003            2003
                                               ----------   ----------   ----------------
                                                    (IN MILLIONS)         (IN THOUSANDS)
Confirmed:
  Local currency:
     Corporate debentures....................  W   27,169   W   23,990      $   20,107
     Financing...............................      94,516       82,524          69,168
     Other...................................     455,141      416,547         349,130
  Foreign currencies:
     Acceptance..............................     317,046      362,336         303,693
     Letters of guarantee -- trade finance...      61,592       42,944          35,993
     Other...................................     282,160      236,947         198,598
                                               ----------   ----------      ----------
                                               W1,237,624   W1,165,288      $  976,689
                                               ==========   ==========      ==========
Unconfirmed:
  Issuance of letters of credit..............  W1,199,663   W  933,224      $  782,184
  Other......................................     307,712      274,500         230,073
                                               ----------   ----------      ----------
                                               W1,507,375   W1,207,724      $1,012,257
                                               ==========   ==========      ==========

     (2) Details, by industry sector, of acceptances and guarantees as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)       PERCENTAGE (%)
                              -----------------------   ----------------   ---------------
                                 2002         2003            2003          2002     2003
                              ----------   ----------   ----------------   ------   ------
                                   (IN MILLIONS)         (IN THOUSANDS)
Manufacturing...............  W1,953,201   W1,566,456      $1,312,929       71.15    66.01
Wholesale/retail............     618,458      563,915         472,647       22.53    23.76
Finance/insurance...........      64,132       61,227          51,318        2.34     2.58
Construction................      19,352       19,864          16,649        0.71     0.84
Others......................      89,856      161,550         135,403        3.27     6.81
                              ----------   ----------      ----------      ------   ------
                              W2,744,999   W2,373,012      $1,988,946      100.00   100.00
                              ==========   ==========      ==========      ======   ======

                                  CHOHUNG BANK

     (3) Details, by borrower type, of acceptances and guarantees as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                        TRANSLATION INTO
                                                           US DOLLARS
                                    KOREAN WON              (NOTE 2)       PERCENTAGE (%)
                              -----------------------   ----------------   ---------------
                                 2002         2003            2003          2002     2003
                              ----------   ----------   ----------------   ------   ------
                                   (IN MILLIONS)         (IN THOUSANDS)
Enterprises.................  W2,640,900   W2,200,541      $1,844,389       96.21    92.73
Households..................      14,243       10,921           9,153        0.52     0.46
Public sector and others....      89,856      161,550         135,404        3.27     6.81
                              ----------   ----------      ----------      ------   ------
                              W2,744,999   W2,373,012      $1,988,946      100.00   100.00
                              ==========   ==========      ==========      ======   ======

     (4) The financial derivatives contracts as of June 30, 2003 are summarized as follows:

          As of and for the six-month periods ended June 30, 2003, outstanding contract amount, gain or loss on valuation of financial derivative instruments in the statement of operations, and assets and liabilities for the accumulated gain or loss on valuation of derivative instruments in the balance sheets are summarized as follows (in millions of Won):

                               OUTSTANDING CONTRACT     GAIN (LOSS) ON
                                   AMOUNT (NOTE)           VALUATION       ACCUMULATED
                               ---------------------   -----------------    VALUATION
TYPE                            TRADING     HEDGING    TRADING   HEDGING   GAIN (LOSS)
----                           ----------   --------   -------   -------   -----------
Currency forwards............  W4,167,585   W245,687   W3,970    W 3,529     W11,379
Currency swaps...............     904,656         --     (905)        --      (4,987)
                               ----------   --------   ------    -------     -------
                                5,072,241    245,687    3,065      3,529       6,392
                               ----------   --------   ------    -------     -------
Interest rate futures........      63,486         --       --         --          --
Interest rate swaps..........   4,230,691    750,137     (867)    (6,306)     53,890
                               ----------   --------   ------    -------     -------
                                4,294,177    750,137     (867)    (6,306)     53,890
                               ----------   --------   ------    -------     -------
KOSPI 200 futures............         436         --       --         --          --
Stock option (Buy)...........      73,982         --      510         --       6,297
Stock option (Sell)..........      73,730         --       --         --      (3,977)
                               ----------   --------   ------    -------     -------
                                  148,148         --      510         --       2,320
                               ----------   --------   ------    -------     -------
                               W9,514,566   W955,824   W2,708    W(2,777)    W62,602
                               ==========   ========   ======    =======     =======

          As of and for the year ended December 31, 2002, outstanding contract amount, gain or loss on valuation of financial derivative instruments in the statement of operations, and assets and liabilities for

                                  CHOHUNG BANK
     the accumulated gain or loss on valuation of derivative instruments in the balance sheets are summarized as follows (in millions of Won):

                             OUTSTANDING CONTRACT      GAIN (LOSS) ON
                                 AMOUNT (NOTE)            VALUATION       ACCUMULATED
                            -----------------------   -----------------    VALUATION
TYPE                         TRADING      HEDGING     TRADING   HEDGING   GAIN (LOSS)
----                        ----------   ----------   -------   -------   -----------
Currency forwards.........  W2,135,827   W  164,086   W 8,798   W(1,838)    W 4,417
Currency swaps............     243,969      148,690    (7,479)     (274)     (4,391)
Currency options (Buy)....           1           --        --        --          --
Currency options (Sell)...           1           --        --        (4)         --
                            ----------   ----------   -------   -------     -------
                             2,379,798      312,776     1,319    (2,116)         26
                            ----------   ----------   -------   -------     -------
Interest rate futures.....     340,916           --        --        --          --
Interest rate swaps.......   2,415,602      762,503    (4,068)   22,464      58,898
                            ----------   ----------   -------   -------     -------
                             2,756,518      762,503    (4,068)   22,464      58,898
                            ----------   ----------   -------   -------     -------
Stock option (Buy)........           5           --        14        --          22
Stock option (Sell).......           5           --        --        --          --
                            ----------   ----------   -------   -------     -------
                                    10           --        14        --          22
                            ----------   ----------   -------   -------     -------
                            W5,136,326   W1,075,279   W(2,735)  W20,348     W58,946
                            ==========   ==========   =======   =======     =======

     (Note) Derivative contracts for Korean Won to foreign currency is translated into Korean Won using market exchange rate against foreign currency and the contracts for foreign currency to foreign currency is translated into Korean Won using market exchange rate at the balance sheet date against purchased foreign currency.

     The outstanding contract amount and the gain or loss on valuation for hedging purpose as described in the table above, which include both the derivative transactions accounted for using hedge accounting, pursuant to the Interpretations on Financial Accounting Standards 53-70, and the derivative transactions used for hedging activities but not accounted for as hedges. As of June 30, 2003, the Bank does not have derivative transactions used for cash flow hedging activities or accounted for as cash flow hedges. However, the Bank has derivative instruments accounted for as fair value hedges. The hedged items, to which the fair value hedge accounting was applied, consist of investment securities and subordinated bonds issued. The hedging derivative instruments, such as currency swaps and interest rate swaps, were used to cover exposures to changes in fair value of hedged items resulting from the fluctuations in interest rates.

     As a result of the valuation of hedged items accounted for using fair value hedge accounting, the gain on valuation of available-for-sale securities amounting to W1,480 million (US$1,240 thousand), the loss on valuation of available-for-sale securities amounting to W127 million (US$106 thousand), the gain on valuation of subordinated notes issued amounting to W6,990 million (US$5,859 thousand) and the loss on valuation of subordinated notes issued amounting to W895 million (US$750 thousand) for the six-month period ended June 30, 2003 were reflected in current operations. The gain or loss on valuation of derivative instruments accounted for using fair value hedge accounting, which amounted to the opposite corresponding amounts resulting from valuation of hedged items, were also reflected in current operations.

     With regard to accounting for the stock index futures traded in Korea Stock Exchange, the currency futures and the interest rate futures traded in Korea Futures Exchange, the gain or loss on valuation accounted for as settlement accounts in the balance sheet is subject to mark-to-market accounting. For the derivative contracts cleared or carried forward to the subsequent year, the difference between the purchase price (settlement price at the end of prior year for the contracts carried over from prior year) and the clearing price

                                  CHOHUNG BANK

(market price for the contract carried forward to subsequent year without clearing) was accounted for as gain or loss on futures trading. There were unsettled interest rate futures and KOSPI 200 futures amounting to W63,486 million (US$53,211 thousand) and W436 million (US$365 thousand) as of June 30, 2003.

     (5) Other commitments as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                         TRANSLATION INTO
                                                                            US DOLLARS
                                                    KOREAN WON               (NOTE 2)
                                             -------------------------   ----------------
                                                2002          2003             2003
                                             -----------   -----------   ----------------
                                                   (IN MILLIONS)          (IN THOUSANDS)
Commitments................................  W    47,196   W    43,196     $    36,205
Bills endorsed.............................   25,175,677    15,120,580      12,673,355
Loans charge-offs..........................    2,431,322     3,075,670       2,577,881
Loans sold under repurchase agreements.....      363,025       202,558         169,775
OTC government and public bonds sold.......        2,563         2,533           2,123
                                             -----------   -----------     -----------
                                             W28,019,783   W18,444,537     $15,459,339
                                             ===========   ===========     ===========

     (6) Litigation:

          In the normal course of its business, the Bank files lawsuits and takes other legal actions in connection with its business, primarily with respect to the actions for collection of receivables.
          As of June 30, 2003, the Bank has filed 434 lawsuits as a plaintiff claiming W305,956 million (US$256,438 thousand), including the case related to collection of debts. The bank is a defendant in 76 lawsuits claiming W124,224 million (US$104,119 thousand) and USD 441,605 thousand. The outcomes of such lawsuits cannot presently be determined, however, the management of the Bank does not believe that the outcomes of these lawsuits will have a significant effect on the financial condition or operations of the Bank.

     (7) Sales of non-performing loans with the right of recourse:
          From December 15, 1997 to December 31, 2002, the Bank sold W3,894.6 billion (US$3,264 million) of non-performing loans from the bank accounts and trust accounts to Korea Asset Management Corporation (KAMCO) for W2,124.5 billion, which included W2,451.2 billion (US$2,054 million) of special loans sold with recourse for W1,596.6 billion.

          Notwithstanding the sale and the elimination of these assets from the balance sheet as of June 30, 2003, the Bank remains liable to KAMCO for the sales of non-performing loans with recourse amounting to W112,558 million (US$94,341 thousand) at its sale price converted using the exchange rate at June 30, 2003.

          In addition, the Bank has granted the right of recourse for the sale of loans from bank accounts to special purpose companies (SPC) amounting to W90.0 billion (US$75,434 thousand) in 2001, which was intended to reinforce the credit of the asset-backed securities (ABS) issued by the SPC. The Bank estimated and reserved W25.0 billion (US$20,954 thousand) as allowance for possible losses for these obligations.

                                  CHOHUNG BANK

28.  ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     Assets and liabilities denominated in foreign currencies as of December 31, 2002 and June 30, 2003 are summarized as follows:

                                                                  TRANSLATION INTO
                                       US DOLLARS (NOTE 2)           KOREAN WON
                                     -----------------------   -----------------------
                                        2002         2003         2002         2003
                                     ----------   ----------   ----------   ----------
                                         (IN THOUSANDS)             (IN MILLIONS)
Assets:
  Cash and due from banks..........  $  223,474   $  220,418   W  268,259   W  262,981
  Securities.......................     437,148      255,996      524,752      305,429
  Loans............................   4,802,762    4,706,826    5,765,235    5,615,714
                                     ----------   ----------   ----------   ----------
                                     $5,463,384   $5,183,240   W6,558,246   W6,184,124
                                     ==========   ==========   ==========   ==========
Liabilities:
  Deposits.........................  $  995,745   $1,084,027   W1,195,292   W1,293,353
  Borrowings.......................   3,638,112    3,339,598    4,367,189    3,984,474
  Debentures.......................     544,680      539,126      653,834      643,231
  Other liabilities................      48,216       22,744       57,879       27,136
                                     ----------   ----------   ----------   ----------
                                     $5,226,753   $4,985,495   W6,274,194   W5,948,194
                                     ==========   ==========   ==========   ==========

                                  CHOHUNG BANK

29.  TERM STRUCTURE OF ASSETS AND LIABILITIES

     The term structure of assets and liabilities for disclosing purpose to Financial Supervisory Service (FSS) as of June 30, 2003, which exclude merchant accounts, is summarized as follows (in billions of Won):

                                                                                   CLASSIFIED
                       LESS THAN   LESS THAN   LESS THAN   LESS THAN   MORE THAN   SUBSTANDARD
                       3 MONTHS    6 MONTHS     1 YEAR      3 YEARS     3 YEARS     AND BELOW      TOTAL
                       ---------   ---------   ---------   ---------   ---------   -----------   ---------
Due from banks:
  Local currency.....  W  (249.1)  W  (249.1)  W  (248.0)  W  (248.0)  W 1,179.0    W     --     W   931.0
  Foreign
    currencies.......      181.3       192.0       192.0       192.0          --          --         192.0
Securities:
  Local currency.....    7,445.1     7,445.1     7,445.1     7,445.1     1,096.8       308.2       8,850.1
  Foreign
    currencies.......       74.6        75.1        75.1        97.7       199.6         5.9         303.2
Loans:
  Local currency.....    8,218.4    13,822.2    24,625.0    32,453.0     1,254.1       999.3      34,706.4
  Foreign
    currencies.......    2,859.0     3,610.5     3,887.0     4,293.6       401.2       359.0       5,053.8
Other Assets:
  Local currency.....    4,416.7     4,852.4     5,422.5     5,594.4     7,329.0       660.2      13,583.6
  Foreign
    currencies.......      586.9       648.3       770.4       780.9       (99.6)        2.8         684.1
                       ---------   ---------   ---------   ---------   ---------    --------     ---------
                       W23,532.9   W30,396.5   W42,169.1   W50,608.7   W11,360.1    W2,335.4     W64,304.2
                       =========   =========   =========   =========   =========    ========     =========
Deposits:
  Local currency.....  W12,611.5   W18,439.5   W24,909.6   W27,437.8   W11,886.8    W     --     W39,324.6
  Foreign
    currencies.......      836.0       917.0     1,287.2     1,293.4          --          --       1,293.4
Borrowings:
  Local currency.....      633.7       670.0       740.9       987.8       448.1          --       1,435.9
  Foreign
    currencies.......    2,494.6     3,290.6     3,581.8     4,563.9         1.3          --       4,565.2
Other Liabilities and
  Equity:
  Local currency.....    4,579.6     5,425.0     8,418.2     9,646.0     7,664.6          --      17,310.6
  Foreign
    currencies.......       54.8        54.8        54.8        54.8       319.7          --         374.5
                       ---------   ---------   ---------   ---------   ---------    --------     ---------
                       W21,210.2   W28,796.9   W38,992.5   W43,983.7   W20,320.5    W     --     W64,304.2
                       =========   =========   =========   =========   =========    ========     =========

30.  STATEMENTS OF CASH FLOWS

     Cash flows from operating activities are presented by the indirect method. Cash for the purposes of the cash flow statements is cash and due from banks.

                                  CHOHUNG BANK

     Material transactions not involving cash inflows and outflows during the six-month period ended June 30, 2003 are summarized as follows:

                                                                            TRANSLATION INTO
                                                                               US DOLLARS
                                                             KOREAN WON         (NOTE 2)
                                                            -------------   ----------------
                                                                2003              2003
                                                            -------------   ----------------
                                                            (IN MILLIONS)    (IN THOUSANDS)
Increase in profit on valuation of available-for-sale
  securities..............................................   W  380,634        $  319,030
Conversion of held-to-maturity securities to
  available-for-sale securities...........................    4,777,804         4,004,529
Conversion of debt equity swap loan to available-for-sale
  securities..............................................      160,108           134,195
                                                             ----------        ----------
                                                             W5,318,546        $4,457,754
                                                             ==========        ==========

31.  AGREEMENT ON IMPLEMENTATION OF MANAGEMENT IMPROVEMENT PLAN

     On January 15, 1999, the Bank obtained approval from the Financial Supervisory Commission (FSC) for its management improvement plan, and pursuant to the approved plan, the Bank received a capital injection from the Korea Deposit Insurance Corporation (KDIC) on February 19, 1999. As a result of the capital injection by KDIC, the Bank entered into a compliance agreement with FSC and KDIC for its management improvement plan dated November 12, 1999. Under the agreement, the Bank has disposed of bad loans and non-performing tangible assets, reduced the number of employees, and closed its unprofitable branches. The Bank entered into a new agreement dated January 31, 2002 with KDIC, which contains the conditions that the Bank is required to achieve the ratio of non-performing loans below 4.0 percent and 3.5 percent in 2002 and 2003, respectively, meet the BIS capital adequacy ratio of 10.0 percent by December 31, 2002 and 11.0 percent by December 31, 2003, meet the return on assets of 1.0 percent by December 31, 2002 and 2003, achieve W230 million (US$ 193 thousand) of operating income before provisions for possible loan losses per employee and other management index targets by the end of December 2002 and 2003. Whether or not the revised management improvement plans are achieved, it may have a significant impact on the Bank's operating, investing, and financing activities including any capital increase or capital reduction and ownership structure. As of June 30, 2003, the Bank has failed to achieve all of the management index targets stipulated in the agreement except for the target operating income per employee and the proportion of SG&A. The new agreement on compliance with the revised management improvement plan will be terminated when KDIC is no longer the largest stockholder unless there are special circumstances.

32.  CHANGE IN THE MAJOR SHAREHOLDER OF THE BANK

     On July 9, 2003, KDIC, which owned 80.04% of the shares of the Bank, entered into an agreement with Shinhan Financial Group to dispose its entire shares. The disposition process is presently in progress as of July 30, 2003 and is to be finalized by September 30, 2003. Once the disposition is finalized, the Bank will become a subsidiary of Shinhan Financial Group. The change in major shareholder of the Bank might cause significant change in the Bank's management.

                                  CHOHUNG BANK

33.  DISPOSITION OF ACCUMULATED DEFICIT

     The details on the disposition of deficit for the 2002 as stipulated at the shareholders' meeting on March 28, 2003 are as follows:

                                                                    KOREAN WON
                                                              ----------------------
                                                                  (IN MILLIONS)
ACCUMULATED DEFICIT BEFORE DISPOSITION......................               W(976,541)
  Balance at beginning of year..............................  W(388,792)
  Adjustment of retained earnings of subsidiaries valued
     using the equity method................................         36
  Other statutory reserves..................................     (1,740)
  Net loss..................................................   (586,045)
                                                              ---------
DISPOSITION.................................................                  45,179
  Disposition of capital in excess of par value.............         24
  Disposition of other capital surplus......................     45,155
                                                              ---------    ---------
UNDISPOSED ACCUMULATED DEFICIT TO BE CARRIED
FORWARD TO SUBSEQUENT YEAR..................................               W(931,362)
                                                                           =========

     The balance sheet as of December 31, 2002 does not reflect the disposition of accumulated deficit.